  Filed Pursuant to 424(b)(3)
  Registration No. 333-272355

MERGER PROPOSAL — YOUR VOTE IS VERY IMPORTANT
Dear Assertio Holdings, Inc. Stockholders and Spectrum Pharmaceuticals, Inc. Stockholders:
On April 24, 2023, Assertio Holdings, Inc., which is referred to as “Assertio,” Spade Merger Sub 1, Inc., a wholly owned subsidiary of Assertio, which is referred to as “Merger Sub” and Spectrum Pharmaceuticals, Inc., which is referred to as “Spectrum,” entered into an Agreement and Plan of Merger, as it may be amended from time to time, which is referred to as the “Merger Agreement,” that provides for the acquisition of Spectrum by Assertio. Upon the terms and subject to the conditions of the Merger Agreement, Assertio will acquire Spectrum through a merger of Merger Sub with and into Spectrum, with Spectrum continuing as the surviving corporation and becoming a wholly owned subsidiary of Assertio. The combined company will continue to be named Assertio Holdings, Inc.
Upon the successful completion of the merger, each issued and outstanding share of common stock, par value $0.001 per share, of Spectrum, which is referred to as “Spectrum common stock” (other than treasury shares, shares held by Assertio or Merger Sub and shares of Spectrum common stock held by any holder who is entitled to demand and properly demands appraisal of such shares in compliance with Section 262 of the Delaware General Corporation Law) will be converted into the right to receive (i) 0.1783 shares of common stock, par value $0.0001 per share, of Assertio, which is referred to as “Assertio common stock,” which number is referred to as the “exchange ratio,” with cash (without interest and less any applicable withholding taxes) being paid in lieu of any fractional shares of Assertio common stock that Spectrum stockholders would otherwise be entitled to receive, which shares of Assertio common stock and cash payment is referred to as the “Upfront Merger Consideration,” and (ii) one non-tradeable contingent value right, which is referred to as a “CVR,” for each share of Spectrum common stock you own. Each CVR will represent a contractual right to receive future conditional payments worth up to an aggregate maximum amount of $0.20, settleable in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock, at Assertio’s sole discretion, upon the achievement of certain sales milestones related to Spectrum’s product ROLVEDON. The minimum payment on each CVR is zero and the maximum payment is $0.20. Assertio stockholders will continue to own their existing shares of Assertio common stock.
The exchange ratio is fixed and will not be adjusted for changes in the market price of either Assertio common stock or Spectrum common stock between the date of signing of the Merger Agreement and the completion date of the merger. Based on the number of shares of Assertio common stock and Spectrum common stock outstanding on June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, it is expected that Assertio will issue approximately 36.6 million shares of Assertio common stock in the merger (without consideration of the shares of Assertio common stock underlying the CVRs) and, upon completion of the merger, former Spectrum stockholders are expected to own approximately 35% of the outstanding shares of Assertio common stock and Assertio stockholders immediately prior to the merger are expected to own approximately 65% of the outstanding shares of Assertio common stock. Assertio common stock is traded on The Nasdaq Stock Market LLC, which is referred to as “Nasdaq SM,” under the symbol “ASRT.” Spectrum common stock is traded on the Nasdaq Capital Market, which is referred to as “Nasdaq CM,” under the symbol “SPPI.” We encourage you to obtain current quotes for both the Assertio and Spectrum common stock before voting at the special meetings of stockholders described below.
Because the exchange ratio is fixed, the market value of the Upfront Merger Consideration to Spectrum stockholders will fluctuate with the market price of the Assertio common stock and will not be known at the time that Spectrum stockholders vote on the merger. On June 14, 2023, the latest practicable trading day before the date of the filing of this joint proxy statement/prospectus, the closing price of Assertio common stock on the Nasdaq SM was $6.03 per share, resulting in an implied value of the Upfront Merger Consideration to Spectrum stockholders of $1.08 per share of Spectrum common stock.

Assertio and Spectrum will each hold special meetings of their respective stockholders to vote on the proposals necessary to complete the merger. Such special meetings are referred to as the “Assertio special meeting” and the “Spectrum special meeting,” respectively.
At the Assertio special meeting, Assertio stockholders will be asked to consider and vote on (i) a proposal to approve the issuance of shares of Assertio common stock to Spectrum stockholders in connection with the merger (including such shares issued as payment under the CVRs), which proposal is referred to as the “Assertio share issuance proposal,” and (ii) a proposal to adjourn the Assertio special meeting to solicit additional proxies if there are insufficient votes to approve the Assertio share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Assertio stockholders. The Assertio board of directors unanimously recommends that Assertio stockholders vote “FOR” each of the proposals to be considered at the Assertio special meeting.
At the Spectrum special meeting, Spectrum stockholders will be asked to consider and vote on (i) a proposal to adopt the Merger Agreement, which proposal is referred to as the “Spectrum merger proposal,” (ii) a proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Spectrum named executive officers that is based on or otherwise relates to the transactions contemplated by the Merger Agreement and (iii) a proposal to adjourn the Spectrum special meeting to solicit additional proxies, if necessary or appropriate, if there are insufficient votes to approve the Spectrum merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Spectrum stockholders. The Spectrum board of directors recommends that Spectrum stockholders vote “FOR” each of the proposals to be considered at the Spectrum special meeting.
We cannot complete the merger unless the Assertio share issuance proposal is approved by Assertio stockholders and the Spectrum merger proposal is approved by Spectrum stockholders. Your vote on these matters is very important, regardless of the number of shares you own. Whether or not you plan to virtually attend your company’s respective special meeting, please vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares at the applicable special meeting.
This joint proxy statement/prospectus provides you with important information about the special meetings, the merger and each of the proposals. We encourage you to read the entire document carefully, in particular the information under “Risk Factors” beginning on page 36 for a discussion of risks relevant to the merger.
We look forward to the successful completion of the merger.
Sincerely,
Daniel A. Peisert President and Chief Executive Officer Assertio Holdings, Inc.	Thomas J. Riga President and Chief Executive Officer Spectrum Pharmaceuticals, Inc.
* * * * *
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the merger, the adoption of the Merger Agreement, the Assertio common stock and the CVRs to be issued in the merger or any of the other transactions described in this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
This joint proxy statement/prospectus is dated as of, and is first being mailed to Assertio and Spectrum stockholders on or about, June 15, 2023.

Assertio Holdings, Inc.
100 South Saunders Road, Suite 300
Lake Forest, Illinois 60045
(224) 419-7106
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON JULY 27, 2023
To the Stockholders of Assertio Holdings, Inc.:
Notice is hereby given that Assertio Holdings, Inc., which is referred to as “Assertio,” will hold a special meeting of its stockholders, which is referred to as the “Assertio special meeting,” virtually via live webcast on July 27, 2023, beginning at 12:30 p.m., Central Time. You will be able to virtually attend and vote at the Assertio special meeting by visiting www.cstproxy.com/assertiotx/sm2023, which is referred to as the “Assertio special meeting website.”
The Assertio special meeting will be held for the purpose of Assertio stockholders considering and voting on the following proposals:
1.   to approve the issuance of shares of Assertio common stock to the stockholders of Spectrum Pharmaceuticals, Inc., which is referred to as “Spectrum,” in connection with the merger contemplated by the Agreement and Plan of Merger, dated April 24, 2023, as it may be amended from time to time, which is referred to as the “Merger Agreement,” by and among Assertio, Spade Merger Sub 1, Inc., a wholly owned subsidiary of Assertio, and Spectrum, including the issuance of shares of Assertio common stock as payments under the contingent value rights, which are referred to as CVRs, issued in connection with such merger, which issuances are referred to as the “share issuance” and which proposal is referred to as the “Assertio share issuance proposal”; and
2.   to approve the adjournment of the Assertio special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Assertio special meeting to approve the Assertio share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Assertio stockholders, which proposal is referred to as the “Assertio adjournment proposal.”
Assertio will transact no other business at the Assertio special meeting except such business as may properly be brought before the Assertio special meeting or any adjournment or postponement thereof. The accompanying joint proxy statement/prospectus, including the Merger Agreement attached as Annex A thereto, contains further information relating to these matters.
Only holders of record of Assertio common stock at the close of business on June 13, 2023, the record date for voting at the Assertio special meeting, are entitled to notice of and to vote at the Assertio special meeting and any adjournments or postponements thereof.
The Assertio board of directors has unanimously determined that the terms of the Merger Agreement and the merger are fair to and in the best interests of Assertio and its stockholders, and has approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger and the share issuance. Accordingly, the Assertio board of directors unanimously recommends that Assertio stockholders vote:
•
“FOR” the Assertio share issuance proposal; and

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“FOR” the Assertio adjournment proposal.

Your vote is very important, regardless of the number of shares of Assertio common stock you own.   The parties cannot complete the merger unless the Assertio share issuance proposal is approved by Assertio stockholders. Assuming a quorum is present at the Assertio special meeting, approval of the Assertio share issuance proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal.
Your vote is important. Whether or not you plan to virtually attend the Assertio special meeting, please vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to authorize the individuals named on your proxy card to vote your shares of Assertio common stock at the Assertio special meeting. If you hold your shares through a broker, bank or other nominee in “street name” (instead of as a registered holder) please follow the instructions on the voting instruction form provided by your bank, broker or nominee to vote your shares. The list of Assertio stockholders entitled to vote at the Assertio special meeting will be available at Assertio’s headquarters during regular business hours for examination by any Assertio stockholder for any purpose germane to the Assertio special meeting for a period of at least ten days prior to the Assertio special meeting.
If you have any questions about the merger, please contact Assertio at (224) 419-7106 or write to Assertio Holdings, Inc., by emailing Assertio at corpgov@assertiotx.com.
If you have any questions about how to vote or direct a vote in respect of your shares of Assertio common stock, please contact Assertio’s proxy solicitor, Alliance Advisors, LLC, at ASRT@allianceadvisors.com or (833) 757-0785. Banks and brokers may call (973) 518-3365.
By Order of the Board of Directors,
Daniel A. Peisert
President and Chief Executive Officer
Assertio Holdings, Inc.
Lake Forest, Illinois
Dated: June 15, 2023

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
OF SPECTRUM PHARMACEUTICALS, INC.
To be held, July 27, 2023
To the Stockholders of Spectrum Pharmaceuticals, Inc.,
Notice is hereby given that the special meeting of stockholders (the “Spectrum special meeting”) of Spectrum Pharmaceuticals, Inc. (“Spectrum”) will be held virtually on July 27, 2023 at 10:00 a.m., Eastern Time at www.meetnow.global/MYXFZTA. The Spectrum special meeting will be held for the following purposes:
1.
Agreement and Plan of Merger.   To vote on a proposal to adopt the Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”), a copy of which is attached as Annex A to the enclosed joint proxy statement/prospectus (the “Spectrum merger proposal”);

2.
Advisory Vote on Compensation of Spectrum’s Named Executive Officers.   To vote on a proposal to approve, on an advisory (non-binding) basis, the compensation that will or may be paid to Spectrum’s named executive officers in connection with the Merger (as defined below) (the “Spectrum advisory compensation proposal”); and

3.
Adjournment.   To vote on a proposal to approve the adjournment of the Spectrum special meeting to solicit additional proxies if there are not sufficient votes cast at the Spectrum special meeting to approve the Spectrum merger proposal or to ensure that any supplemental or amended disclosure, including any supplement or amendment to the enclosed joint proxy statement/prospectus, is timely provided to Spectrum stockholders (the “Spectrum adjournment proposal”).

Spectrum will transact no other business at the Spectrum special meeting or any adjournment or postponement thereof, except such business as may properly be brought before the Spectrum special meeting or any adjournment or postponement thereof in accordance with the Fourth Amended and Restated Bylaws of Spectrum (the “Spectrum bylaws”). The enclosed joint proxy statement/prospectus, of which this notice is a part, describes the proposals listed above in more detail. Please refer to the attached documents, including the Merger Agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the Spectrum special meeting. You are encouraged to read the entire document carefully before voting. In particular, please see the sections titled “The Merger” beginning on page 71 of the enclosed joint proxy statement/prospectus for a description of the transactions contemplated by the Merger Agreement and “Risk Factors” beginning on page 36 of the enclosed joint proxy statement/prospectus for an explanation of the risks associated with the merger and the other transactions contemplated by the Merger Agreement.
If a quorum is present at the Spectrum special meeting, approval of the Spectrum merger proposal by the affirmative vote of the holders of a majority of the outstanding shares of Spectrum common stock, par value $0.001 per share (“Spectrum common stock”), entitled to vote on the proposal is required to consummate the merger of Merger Sub with and into Spectrum, with Spectrum surviving the merger as a direct, wholly owned subsidiary of Assertio, as contemplated by the Merger Agreement (the “Merger”). Holders of Spectrum common stock (“Spectrum stockholders”) will also be asked to approve the Spectrum advisory compensation proposal and the Spectrum adjournment proposal. If a quorum is present at the Spectrum special meeting, approval of the Spectrum advisory compensation proposal and the Spectrum adjournment proposal each requires the affirmative vote of the holders of a majority of the outstanding shares of Spectrum common stock present in person or represented by proxy and entitled to vote thereon at the Spectrum special meeting. The chairperson of the meeting will have the right and authority to recess and/or adjourn the Spectrum special meeting and, if a quorum is not present at the Spectrum special meeting,

Spectrum stockholders holding a majority in voting power of shares of Spectrum capital stock, present in person or by proxy and entitled to vote thereat, will have the power to adjourn the meeting (subject to certain restrictions in the Merger Agreement, including that adjournment, without Assertio’s consent, must be more than five but less than 20 days after the date on which the Spectrum special meeting was originally scheduled). For additional information regarding the conduct of the Spectrum special meeting, please see the section titled “The Spectrum Special Meeting” beginning on page 60 of the enclosed joint proxy statement/prospectus.
The Spectrum board of directors (the “Spectrum board of directors”) has fixed the close of business on June 13, 2023, as the record date (the “Spectrum record date”) for the determination of the Spectrum stockholders entitled to receive notice of, and to vote at, the Spectrum special meeting or any adjournment or postponement thereof. The Spectrum stockholders of record as of the close of business on the Spectrum record date are the only Spectrum stockholders who are entitled to receive notice of, and to vote at, the Spectrum special meeting and any adjournment or postponement thereof unless a new record date is fixed in connection with any adjournment or postponement of the Spectrum special meeting. Each Spectrum stockholder has one vote for each share of Spectrum common stock held as of the Spectrum record date. A list of Spectrum’s stockholders of record entitled to vote at the Spectrum special meeting will be available for examination by any Spectrum stockholder for any legally valid purpose at Spectrum’s corporate headquarters, located at 2 Atlantic Avenue, 6th Floor, Boston, MA 02110, for a period of ten days prior to the Spectrum special meeting. The list of eligible Spectrum stockholders of record also will be available for inspection during the Spectrum special meeting at www.meetnow.global/MYXFZTA by entering the 15-digit control number provided on your proxy card or voting instruction form and completing the required online attestation form. For additional information regarding the Spectrum special meeting, see the section titled “The Spectrum Special Meeting” beginning on page 60 of the enclosed joint proxy statement/prospectus.
The Spectrum board of directors, at a meeting duly called and held, has (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interest of, and are advisable to, Spectrum and the Spectrum stockholders, (ii) approved and adopted the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the Spectrum stockholders approve the Merger Agreement. The Spectrum board of directors recommends that Spectrum stockholders vote “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal and “FOR” the Spectrum adjournment proposal.
Properly executed proxy cards with no instructions indicated on the proxy card will be voted “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal and “FOR” the Spectrum adjournment proposal. Even if you plan to attend the Spectrum special meeting, Spectrum requests that you complete, sign, date and return the enclosed proxy card in the accompanying envelope prior to the Spectrum special meeting to ensure that your shares will be represented and voted at the Spectrum special meeting if you later decide not to or are unable to attend.
You may also submit a proxy over the Internet using the Internet address on the enclosed proxy card or by telephone using the toll-free number on the enclosed proxy card. If you submit your proxy through the Internet or by telephone, you will be asked to provide the control number from the enclosed proxy card. If you are not a stockholder of record, but instead hold your shares in “street name” through a broker, bank, trustee or other nominee, you must provide a proxy executed in your favor from your broker, bank, trustee or other nominee in order to be able to vote at the Spectrum special meeting.
Please vote as promptly as possible, whether or not you plan to attend the Spectrum special meeting. If your shares are held in the name of a broker, bank or other nominee, please vote by following the instructions on the voting instruction form furnished by the broker, bank or other nominee. If you hold your shares in your own name, submit a proxy to vote your shares as promptly as possible by (i) visiting the Internet site listed on the proxy card, (ii) calling the toll-free number listed on the proxy card or (iii) submitting your proxy card by mail by using the self-addressed, stamped envelope provided. Submitting a proxy will not prevent you from voting, but it will help to secure a quorum and avoid added solicitation costs. Any eligible Spectrum stockholder entitled to vote and who is virtually present at the Spectrum special meeting may vote, thereby revoking any previous proxy. In addition, a proxy may also be revoked in writing before the Spectrum special meeting in the manner described in the enclosed joint proxy statement/prospectus.

The enclosed joint proxy statement/prospectus provides a detailed description of the Merger, the Merger Agreement and the other matters to be considered at the Spectrum special meeting. We urge you to read carefully the enclosed joint proxy statement/prospectus — including any documents incorporated by reference — and the annexes in their entirety. If you have any questions concerning the Spectrum merger proposal, the Spectrum advisory compensation proposal, the Spectrum adjournment proposal, the Merger or the enclosed joint proxy statement/prospectus, would like additional copies, or need help voting your shares of Spectrum common stock, please contact:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders May Call: (877) 800-5185 (toll-free from the U.S. and Canada)
Banks and Brokers May Call: (212) 750-5833
By Order of the Board of Directors
Keith McGahan
Executive Vice President, Chief Legal Officer and Corporate Secretary
June 15, 2023
WHETHER OR NOT YOU PLAN TO ATTEND THE SPECTRUM SPECIAL MEETING, YOU ARE URGED TO VOTE AS SOON AS POSSIBLE BY INTERNET, TELEPHONE OR MAIL SO THAT YOUR SHARES MAY BE VOTED IN ACCORDANCE WITH YOUR WISHES. SUBMITTING A PROXY DOES NOT AFFECT YOUR RIGHT TO REVOKE IT LATER OR VOTE YOUR SHARES IN PERSON IN THE EVENT YOU SHOULD ATTEND THE SPECTRUM SPECIAL MEETING.

REFERENCES TO ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about Assertio and Spectrum from other documents that Assertio and Spectrum have filed with the SEC and that are not contained in and are instead incorporated by reference in this joint proxy statement/prospectus. For a list of documents incorporated by reference in this joint proxy statement/prospectus, see “Where You Can Find More Information.” This information is available for you, without charge, to review through the SEC’s website at www.sec.gov.
You may request a copy of this joint proxy statement/prospectus, any of the documents incorporated by reference in this joint proxy statement/prospectus or other information filed with the SEC by Assertio or Spectrum, without charge, by written or telephonic request directed to the appropriate company at the following contacts:
For Assertio stockholders:	For Spectrum stockholders:
Assertio Holdings, Inc. Attention: General Counsel corpgov@assertiotx.com. (224) 419-7106	Spectrum Pharmaceuticals, Inc. Attention: Investor Relations ir@sppirx.com (949) 788-6700
In order for you to receive timely delivery of the documents in advance of the special meeting of Assertio stockholders to be held on July 27, 2023, which is referred to as the “Assertio special meeting,” or the special meeting of Spectrum stockholders to be held on July 27, 2023, which is referred to as the “Spectrum special meeting,” as applicable, you must request the information no later than July 20, 2023.
If you have any questions about the Assertio special meeting or the Spectrum special meeting, or need to obtain proxy cards or other information, please contact the applicable company’s proxy solicitor at the following contacts:
For Assertio stockholders:	For Spectrum stockholders:
Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, NY 07003 (973) 873-7700 www.allianceadvisors.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, NY 10022 (877) 800-5185
The contents of the websites of the SEC, Assertio, Spectrum or any other entity are not incorporated in this joint proxy statement/prospectus. The information about how you can obtain certain documents that are incorporated by reference in this joint proxy statement/prospectus at these websites is being provided only for your convenience.

i

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS
This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the SEC by Assertio (Registration No. 333-272355), constitutes a prospectus of Assertio under Section 5 of the Securities Act with respect to the shares of Assertio common stock to be issued to Spectrum stockholders pursuant to the Agreement and Plan of Merger, dated April 24, 2023, as it may be amended from time to time, by and among Assertio, Merger Sub and Spectrum, which is referred to as the “Merger Agreement.” This document also constitutes a proxy statement of each of Assertio and Spectrum under Section 14(a) of the Exchange Act. This joint proxy statement/prospectus also constitutes a notice of meeting with respect to each of the Assertio and Spectrum special meetings.
Assertio has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to Assertio and Merger Sub, and Spectrum has supplied all such information relating to Spectrum. Assertio and Spectrum have both contributed to such information relating to the Merger.
You should rely only on the information contained or incorporated by reference in this joint proxy statement/prospectus. Assertio and Spectrum have not authorized anyone to provide you with information that is different from that contained or incorporated by reference in this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated June 15, 2023, and you should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than such date unless otherwise specifically provided herein.
Further, you should not assume that the information incorporated by reference in this joint proxy statement/prospectus is accurate as of any date other than the date of the incorporated document. Neither the mailing of this joint proxy statement/prospectus to Assertio or Spectrum stockholders nor the issuance by Assertio of shares of Assertio common stock pursuant to the Merger Agreement will create any implication to the contrary.
This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction.
Unless otherwise indicated or the context otherwise requires, when used in this joint proxy statement/prospectus:
•
“Assertio” refers to Assertio Holdings, Inc., a Delaware corporation;

•
“Assertio adjournment proposal” refers to the proposal to approve the adjournment of the Assertio special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Assertio special meeting to approve the Assertio share issuance proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Assertio stockholders;

•
“Assertio board of directors” refers to the board of directors of Assertio;

•
“Assertio bylaws” refers to the Amended and Restated Bylaws of Assertio, dated November 2, 2022, as amended;

•
“Assertio charter” refers to the Amended and Restated Certificate of Incorporation of Assertio, dated May 19, 2020, as amended by the Certificate of Amendment to the Amended and Restated Certificate of Incorporation, dated May 13, 2021;

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“Assertio common stock” refers to the common stock, par value $0.0001 per share, of Assertio;

•
“Assertio record date” refers to June 13, 2023;

•
“Assertio share issuance proposal” refers to the proposal to approve the issuance of shares of Assertio common stock to Spectrum stockholders in connection with the Merger, including the issuance of shares of Assertio common stock as payments under the CVRs;

•
“Assertio special meeting” refers to the special meeting of Assertio stockholders to consider and vote upon the Assertio share issuance proposal and the Assertio adjournment proposal;

•
“Code” refers to the Internal Revenue Code of 1986, as amended;

•
“combined company” refers to Assertio immediately following the completion of the Merger and the other transactions contemplated by the Merger Agreement;

•
“CVR” refers to a non-tradeable contingent value right received by holders of Spectrum common stock, representing a contractual right to receive future conditional payments worth up to an aggregate maximum amount of $0.20, settleable in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock, at Assertio’s sole discretion, upon the achievement of certain sales milestones related to Spectrum’s product ROLVEDON (formerly known as ROLONTIS);

•
“DGCL” refers to the General Corporation Law of the State of Delaware;

•
“effective time” refers to the date and time when the Merger becomes effective under the DGCL, which will be the date and time at which the certificate of merger with respect to the Merger is filed with the Secretary of State of the State of Delaware, or such later date and time as may be mutually agreed to in writing by Assertio and Spectrum and specified in the certificate of merger;

•
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended;

•
“exchange ratio” refers to 0.1783, which figure reflects the number of shares of Assertio common stock that Spectrum stockholders will be entitled to receive as Upfront Merger Consideration in the Merger for each share of Spectrum common stock held immediately prior to the effective time;

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“GAAP” refers to U.S. generally accepted accounting principles;

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“Guggenheim Securities” refers to Guggenheim Securities, LLC, financial advisor to Spectrum in connection with the proposed Merger;

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“Wainwright” refers to H.C. Wainwright & Co., LLC, financial advisor to Assertio in connection with the proposed Merger;

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“HSR Act” refers to the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

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“Merger” refers to the merger of Merger Sub with and into Spectrum;

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“Merger Agreement” refers to the Agreement and Plan of Merger, dated April 24, 2023, as it may be amended from time to time, by and among Assertio, Merger Sub and Spectrum;

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“Merger Sub” refers to Spade Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of Assertio, formed for the purpose of effecting the Merger as described in this joint proxy statement/prospectus;

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“Nasdaq CM” refers to the Nasdaq Capital Market;

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“Nasdaq SM” refers to the Nasdaq Stock Market LLC;

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“SEC” refers to the U.S. Securities and Exchange Commission;

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“Securities Act” refers to the Securities Act of 1933, as amended;

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“share issuance” refers to the issuance of shares of Assertio common stock to Spectrum stockholders in connection with the Merger;

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“Spectrum” refers to Spectrum Pharmaceuticals, Inc., a Delaware corporation;

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“Spectrum adjournment proposal” refers to the proposal to approve the adjournment of the Spectrum special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the Spectrum special meeting to approve the Spectrum merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to Spectrum stockholders;

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“Spectrum board of directors” refers to the board of directors of Spectrum;

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“Spectrum bylaws” refers to the Fourth Amended and Restated Bylaws of Spectrum, dated March 30, 2023;

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“Spectrum charter” refers to the Restated Certificate of Incorporation, dated June 18, 2018;

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“Spectrum common stock” refers to the common stock, par value $0.001 per share, of Spectrum;

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“Spectrum advisory compensation proposal” refers to the proposal to approve, on a non-binding advisory basis, the compensation that may be paid or become payable to Spectrum named executive officers that is based on or otherwise relates to the transactions contemplated by the Merger Agreement;

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“Spectrum merger proposal” refers to the proposal to adopt the Merger Agreement;

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“Spectrum record date” refers to June 13, 2023;

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“Spectrum special meeting” refers to the special meeting of Spectrum stockholders to consider and vote upon the Spectrum merger proposal and related matters;

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“SVB Securities” refers to SVB Securities LLC, financial advisor to Assertio in connection with the proposed Merger; and

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“Termination Date” refers to October 24, 2023, the date on which, subject to certain limitations in the Merger Agreement, the Merger Agreement may be terminated and the Merger abandoned by either Assertio or Spectrum.

v

QUESTIONS AND ANSWERS
The following are brief answers to certain questions that you, as an Assertio or Spectrum stockholder, may have regarding the Merger and the other matters being considered at the Assertio and Spectrum special meetings, as applicable. You are urged to carefully read this joint proxy statement/prospectus and the other documents referred to in this joint proxy statement/prospectus in their entirety because this section may not provide all the information that is important to you regarding these matters. See “Summary” for a summary of important information regarding the Merger Agreement, the Merger and the related transactions. Additional important information is contained in the annexes to, and the documents incorporated by reference in, this joint proxy statement/prospectus. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”
Why am I receiving this joint proxy statement/prospectus?
You are receiving this joint proxy statement/prospectus because Spectrum has agreed to be acquired by Assertio through a merger of Merger Sub with and into Spectrum, with Spectrum continuing as the surviving corporation in the Merger and becoming a wholly owned subsidiary of Assertio. The Merger Agreement, which governs the terms and conditions of the Merger, is attached as Annex A hereto.
Your vote is required in connection with the Merger. Assertio and Spectrum are sending these materials to their respective stockholders to help them decide how to vote their shares with respect to the share issuance, in the case of Assertio, the adoption of the Merger Agreement, in the case of Spectrum, and other important matters.
What matters am I being asked to vote on?
In order to complete the Merger, among other things:
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Assertio stockholders must approve the Assertio share issuance proposal; and

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Spectrum stockholders must approve the Spectrum merger proposal.

Assertio:   Assertio is holding the Assertio special meeting to obtain approval of the Assertio share issuance proposal and the Assertio adjournment proposal.
Spectrum:   Spectrum is holding the Spectrum special meeting to obtain approval of the Spectrum merger proposal, the Spectrum advisory compensation proposal and the Spectrum adjournment proposal.
Your vote is very important, regardless of the number of shares that you own. The approval of the Assertio share issuance proposal and the Spectrum merger proposal are conditions to the obligations of Assertio and Spectrum to complete the Merger. The approval of the Assertio adjournment proposal, the Spectrum advisory compensation proposal and the Spectrum adjournment proposal are not conditions to the obligations of Assertio or Spectrum to complete the Merger.
When and where will each of the special meetings take place?
Assertio:   The Assertio special meeting will be held solely virtually via live webcast on July 27, 2023, beginning at 12:30 p.m., Central Time. Assertio stockholders will be able to virtually attend and vote at the Assertio special meeting by visiting www.cstproxy.com/assertiotx/sm2023, which is referred to as the “Assertio special meeting website.” In order to virtually attend and vote at the Assertio special meeting, you will need the 12-digit control number located on your proxy card. Assertio has retained Continental Stock Transfer & Trust Company, which is referred to as “CST,” to host the live webcast of the Assertio special meeting. On the day of the Assertio special meeting, CST may be contacted at (800) 450-7155 (U.S.) or (857) 999-9155 (international), and will be available to answer any questions regarding how to virtually attend the Assertio special meeting or if you encounter any technical difficulty accessing or during the Assertio special meeting. See “The Assertio Special Meeting — Virtually Attending the Assertio Special Meeting.”
Spectrum:   The Spectrum special meeting will be held solely virtually via live webcast on July 27, 2023, beginning at 10:00 a.m., Eastern Time. Spectrum stockholders will be able to virtually attend and vote at the Spectrum special meeting by visiting www.meetnow.global/MYXFZTA, which is referred to as the

“Spectrum special meeting website.” In order to virtually attend and vote at the Spectrum special meeting, you must first register at the Spectrum special meeting website in order to obtain a unique meeting invitation by electronic mail. Spectrum has retained Computershare Trust Company, N.A., which is referred to as “Computershare,” to host the live webcast of the Spectrum special meeting. On the day of the Spectrum special meeting, Computershare may be contacted at 888-724-2416 (U.S.) or +1 781-575-2748 (international) to answer any questions regarding how to virtually attend the Spectrum special meeting or if you encounter any technical difficulty accessing or during the Spectrum special meeting. See “The Spectrum Special Meeting — Virtually Attending the Spectrum Special Meeting.”
Even if you plan to virtually attend your respective company’s special meeting, Assertio and Spectrum recommend that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to virtually attend the applicable special meeting.
If you hold your shares in “street name,” you may virtually attend and vote at your respective company’s special meeting only if you obtain a specific control number from your bank, broker or other nominee giving you the right to vote such shares.
Does my vote matter?
Yes, your vote is very important, regardless of the number of shares that you own. The Merger cannot be completed unless the Assertio share issuance proposal is approved by Assertio stockholders and the Spectrum merger proposal is approved by Spectrum stockholders.
Assertio
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Assertio Share Issuance Proposal.   Assuming a quorum is present at the Assertio special meeting, approval of the Assertio share issuance proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio share issuance proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal to vote on the Assertio share issuance proposal will have the same effect as a vote “AGAINST” the Assertio share issuance proposal. However, assuming a quorum is present at the Assertio special meeting, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Assertio share issuance proposal, voting power will deemed to be withheld with respect to the Assertio share issuance proposal and such failure to provide voting instructions will have no effect on the Assertio share issuance proposal.

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Assertio Adjournment Proposal.   Whether or not a quorum is present at the Assertio special meeting, approval of the Assertio adjournment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio adjournment proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio adjournment proposal to vote on the Assertio adjournment proposal will have the same effect as a vote “AGAINST” the Assertio adjournment proposal. However, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Assertio adjournment proposal, voting power will deemed to be withheld with respect to the Assertio adjournment proposal and such failure to provide voting instructions will have no effect on the Assertio adjournment proposal.

Spectrum
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Spectrum merger proposal.   Assuming a quorum is present at the Spectrum special meeting, approval of the Spectrum merger proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Spectrum common stock entitled to vote at the Spectrum special meeting on the Spectrum merger proposal. The failure to vote by proxy or to virtually attend and vote at the Spectrum special meeting, including an abstention, will have the same effect as a vote “AGAINST” the Spectrum merger proposal (assuming a quorum is present at the Spectrum special meeting).

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Spectrum advisory compensation proposal.   Assuming a quorum is present at the Spectrum special meeting, approval of the Spectrum advisory compensation proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Spectrum common stock that are virtually present via the Spectrum special meeting website or represented by proxy and entitled to vote at the Spectrum special meeting. The failure to vote by proxy and to virtually attend and vote at the Spectrum special meeting will have no effect on the Spectrum advisory compensation proposal (assuming a quorum is present at the Spectrum special meeting). Accordingly, assuming a quorum is present at the Spectrum special meeting, any shares not virtually present or represented by proxy (including due to the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Spectrum advisory compensation proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Spectrum special meeting to vote on the Spectrum advisory compensation proposal will have the same effect as a vote “AGAINST” the Spectrum advisory compensation proposal. In addition, if a Spectrum stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Spectrum advisory compensation proposal, it will have the same effect as a vote “AGAINST” the Spectrum advisory compensation proposal.

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Spectrum adjournment proposal.   Whether or not a quorum is present at the Spectrum special meeting, approval of the Spectrum adjournment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Spectrum common stock that are virtually present via the Spectrum special meeting website or represented by proxy and entitled to vote at the Spectrum special meeting. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Spectrum adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Spectrum special meeting on the Spectrum adjournment proposal to vote on the Spectrum adjournment proposal will have the same effect as a vote “AGAINST” the Spectrum adjournment proposal. In addition, if a Spectrum stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Spectrum adjournment proposal, it will have the same effect as a vote “AGAINST” the Spectrum adjournment proposal.

What will Spectrum stockholders receive for their shares of Spectrum common stock if the Merger is completed?
If the Merger is completed, each share of Spectrum common stock outstanding as of immediately prior to the effective time will be converted into the right to receive (i) 0.1783 shares of Assertio common stock, and (ii) one CVR for each share of Spectrum common stock that you own, which is collectively referred to as the “Merger Consideration.” Each Spectrum stockholder will receive cash (without interest and less any applicable withholding taxes) in lieu of any fractional shares of Assertio common stock that such Spectrum stockholder would otherwise receive in the Merger (the “Fractional Share Cash Consideration”). Any cash amounts to be received by a Spectrum stockholder in lieu of fractional shares of Assertio common stock will be rounded to the nearest whole cent. Each CVR will represent a contractual right to receive future conditional Milestone Payments (as defined below) worth up to an aggregate maximum amount of $0.20, settleable in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock, at Assertio’s sole discretion, upon the achievement of certain sales milestones related to Spectrum’s product ROLVEDON. The minimum payment on each CVR is zero and the maximum payment is $0.20.
Pursuant to the contingent value rights agreement, which is referred to as the “CVR Agreement,” to be entered into by Assertio and the Rights Agent at or prior to the effective time, each CVR will entitle the holder thereof to receive future conditional payments worth up to an aggregate maximum amount of $0.20, settleable in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock, at Assertio’s sole discretion, as follows:
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up to $0.10 per CVR upon achievement of net sales of Spectrum’s product ROLVEDON at least $175 million during the 2024 calendar year; and

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up to $0.10 per CVR upon achievement of net sales of Spectrum’s product ROLVEDON at least $225 million during the 2025 calendar year.

Each of the foregoing payments are referred to as a “Milestone Payment” and each net sales target is referred to as a “Milestone.” Even if a Milestone is satisfied, the amount of each Milestone Payment may be adjusted to an amount less than $0.10 (including zero) if the closing price of Assertio common stock at the closing of the Merger or on the date a notice of a Milestone Payment is sent to holders of the CVRs could result in the value of the Upfront Merger Consideration constituting less than 80% of the aggregate Merger Consideration. A form of the CVR Agreement is attached as Annex B to this proxy statement and is incorporated by reference herein.
Because the Merger Consideration includes CVRs and Assertio will issue a fixed number of shares of Assertio common stock in exchange for each share of Spectrum common stock, the value of the Merger Consideration that Spectrum stockholders will receive in the Merger will depend on both the market price of shares of Assertio common stock at the time the Merger is completed and the achievement of the Milestones. The market price of shares of Assertio common stock that Spectrum stockholders receive at the time the Merger is completed could be greater than, less than or the same as the market price of shares of Assertio common stock on the date of this joint proxy statement/prospectus or at the times of the Assertio and Spectrum special meetings. Accordingly, you should obtain current market quotations for Assertio common stock and Spectrum common stock before deciding how to vote on the Assertio share issuance proposal and the Spectrum merger proposal, as applicable. Assertio common stock is traded on Nasdaq SM under the symbol “ASRT.” Spectrum common stock is traded on Nasdaq CM, under the symbol “SPPI.” Shares of common stock of the combined company will trade on Nasdaq SM under the symbol “ASRT” after completion of the Merger. For more information regarding the Merger Consideration to be received by Spectrum stockholders if the Merger is completed, see “The Merger Agreement — Merger Consideration.”
How does the Merger Consideration compare to the market price of Spectrum common stock prior to the public announcement of the Merger Agreement?
The Upfront Merger Consideration (as defined below) represents a premium of approximately 65% over the closing price of Spectrum common stock on April 24, 2023, the last trading day prior to the public announcement of the execution of the Merger Agreement. The Merger Consideration, assuming achievement of both CVR Milestones and the maximum Milestone Payments thereunder, represents a maximum premium of approximately 94% over the closing price of Spectrum common stock on April 24, 2023, the last trading day prior to the public announcement of the execution of the Merger Agreement.
How does the Assertio board of directors recommend that I vote at the Assertio special meeting?
The Assertio board of directors unanimously recommends that you vote “FOR” the Assertio share issuance proposal and “FOR” the Assertio adjournment proposal.
Other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, Assertio directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other Assertio stockholders generally. See “Interests of Assertio’s Directors and Executive Officers in the Merger.”

How does the Spectrum board of directors recommend that I vote at the Spectrum special meeting?
The Spectrum board of directors recommends that you vote “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal and “FOR” the Spectrum adjournment proposal.
In considering the recommendations of the Spectrum board of directors, Spectrum stockholders should be aware that Spectrum directors and executive officers have interests in the Merger that may be different from, or in addition to, their interests as Spectrum stockholders generally. These interests may include, among others, the payment of severance benefits and acceleration of outstanding Spectrum equity awards upon certain terminations of employment or service, the combined company’s agreement to indemnify Spectrum directors and executive officers against certain claims and liabilities, one of Spectrum’s directors will serve as a director on the Assertio board of directors following the merger and certain interests arising from the employment and compensation arrangements of Spectrum’s executive officers and the manner in which they would be affected by the merger. For a more complete description of these interests, see “Interests of Spectrum’s Directors and Executive Officers in the Merger.”
Who is entitled to vote at each special meeting?
Assertio
All holders of record of shares of Assertio common stock who held shares at the close of business on June 13, 2023 (the “Assertio record date”) are entitled to receive notice of, and to vote at, the Assertio special meeting. Each such holder of Assertio common stock is entitled to cast one vote on each matter properly brought before the Assertio special meeting for each share of Assertio common stock that such holder owned of record as of the Assertio record date. Virtual attendance at the Assertio special meeting via the Assertio special meeting website is not required to vote. See below and “The Assertio Special Meeting — Methods of Voting” for instructions on how to vote without virtually attending the Assertio special meeting.
Spectrum
All holders of record of shares of Spectrum common stock who held shares at the close of business on June 13, 2023 (the “Spectrum record date”) are entitled to receive notice of, and to vote at, the Spectrum special meeting. Each such holder of Spectrum common stock is entitled to cast one vote on each matter properly brought before the Spectrum special meeting for each share of Spectrum common stock that such holder owned of record as of the Spectrum record date. Virtual attendance at the Spectrum special meeting via the Spectrum special meeting website is not required to vote. See below and “The Spectrum Special Meeting — Methods of Voting” for instructions on how to vote without virtually attending the Spectrum special meeting.
What is a proxy?
A proxy is a stockholder’s legal designation of another person to vote shares owned by such stockholder on their behalf. The document used to designate a proxy to vote your shares of Assertio or Spectrum common stock, as applicable, is referred to as a “proxy card.”
How many votes do I have at each special meeting?
Assertio
Each Assertio stockholder is entitled to one vote for each share of Assertio common stock held of record as of the close of business on the Assertio record date. As of the close of business on the Assertio record date, there were 56,512,962 shares of Assertio common stock outstanding.
Spectrum
Each Spectrum stockholder is entitled to one vote for each share of Spectrum common stock held of record as of the close of business on the Spectrum record date. As of the close of business on the Spectrum record date, there were 205,245,727 shares of Spectrum common stock outstanding.

What constitutes a quorum for each special meeting?
Assertio
A quorum is the minimum number of shares required to be represented, either through virtual attendance or through representation by proxy, to hold a valid meeting.
The holders of record of 33 1∕3% of the issued and outstanding shares of Assertio common stock entitled to vote at the Assertio special meeting must be virtually present via the Assertio special meeting website or represented by proxy in order to constitute a quorum.
Spectrum
A quorum is the minimum number of shares required to be represented, either through virtual attendance or through representation by proxy, to hold a valid meeting.
The holders of record of 33 1∕3% of the issued and outstanding shares of Spectrum common stock as of the Spectrum record date entitled to vote at the Spectrum special meeting, present in person or represented by proxy, will constitute a quorum.
What will the holders of Spectrum stock options, restricted stock awards and restricted stock units receive in the Merger?
At the effective time, each option (other than an option under the Spectrum Employee Stock Purchase Plan) granted under Spectrum’s 2009 Equity Incentive Plan, 2018 Equity Incentive Plan, 2022 Employment Inducement Incentive Award Plan or any other equity incentive plan or arrangement (the “Spectrum Equity Plans”) to purchase Spectrum common stock (each, a “Spectrum Stock Option”) and each stock appreciation right with respect to Spectrum common stock granted under any Spectrum Equity Plan (each, a “Spectrum SAR”), that, in each case, is outstanding immediately prior to the effective time, will, if unvested, become vested and treated as follows:
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Spectrum Stock Options and Spectrum SARs with an exercise price per share that is less than the value of the Upfront Merger Consideration will be converted into the right to receive (1) a number of shares of Assertio common stock determined based on the difference between value of the Upfront Merger Consideration and the exercise price of such Spectrum Stock Option or Spectrum SAR and (2) a number of CVRs equal to the number of shares of Spectrum common stock underlying such Spectrum Stock Option or Spectrum SAR;

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Spectrum Stock Options or Spectrum SARs with an exercise price per share that is equal to or greater than the value of the Upfront Merger Consideration and less than the sum of the Upfront Merger Consideration and the maximum amount payable under a CVR will not receive any Assertio common stock, but will receive a number of CVRs equal to the number of shares of Spectrum common stock underlying such Spectrum Stock Option or Spectrum SAR, provided that the payment under such CVRs, if any, will be reduced by the amount by which the exercise price per share exceeds the value of the Upfront Merger Consideration; and

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Spectrum Stock Options or Spectrum SARs with an exercise price per share that is equal to or greater than the value of the Merger Consideration will be canceled for no consideration.

At the effective time, each restricted stock unit granted under any Spectrum Equity Plan (each, a “Spectrum RSU”), whether vested or unvested, that is outstanding immediately prior to the effective time will, if unvested, become vested, and the holder of such Spectrum RSUs will automatically and without any required action on the part of the holder thereof or Spectrum, receive the Merger Consideration.
At the effective time, each share of Spectrum common stock underlying an unvested restricted stock award granted under any Spectrum Equity Incentive Plan (each, an “RSA Share”) that is outstanding immediately prior to the effective time will become vested and be treated as specified in the Merger Agreement.

To the extent Assertio and any holder of Spectrum Stock Options, Spectrum SARs, Spectrum RSUs or RSA Shares agree in writing to treatment of such equity different than as described above, the terms of such written agreement will apply in lieu of the treatment described above.
Where will the Assertio common stock that I receive in the Merger be publicly traded?
The shares of Assertio common stock to be issued to Spectrum stockholders in the Merger will be listed for trading on Nasdaq SM under the symbol “ASRT.”
What happens if the Merger is not completed?
If the Assertio share issuance proposal is not approved by Assertio stockholders, if the Spectrum merger proposal is not approved by Spectrum stockholders or if the Merger is not completed for any other reason, Spectrum stockholders will not receive the Merger Consideration or any other consideration in connection with the Merger, and their shares of Spectrum common stock will remain outstanding.
If the Merger is not completed, Spectrum will remain an independent public company, the Spectrum common stock will continue to be listed and traded on Nasdaq CM under the symbol “SPPI” and Assertio will not complete the share issuance contemplated by the Merger Agreement, regardless of whether the Assertio share issuance proposal has been approved by Assertio stockholders.
If the Merger Agreement is terminated under specified circumstances, including if the Spectrum board of directors changes its recommendation, Spectrum may be required to pay Assertio a termination fee of $8.3 million, less expenses previously paid by Spectrum to Assertio. If the Merger Agreement is terminated as a result of a failure of the Spectrum merger proposal, then Spectrum may be required to reimburse Assertio’s out-of-pocket expenses in connection with the proposed Merger, up to a maximum amount of $1,000,000. If the Merger Agreement is terminated under other specified circumstances, including if the Assertio board of directors changes its recommendation, Assertio may be required to pay Spectrum a termination fee of $8.3 million, less expenses previously paid by Assertio to Spectrum. If the Merger Agreement is terminated as a result of a failure of the Assertio share issuance proposal, then Assertio may be required to reimburse Spectrum’s out-of-pocket expenses in connection with the proposed Merger, up to a maximum amount of $1,000,000. See “The Merger Agreement — Termination Fees.”
How can I virtually vote my shares at my respective special meeting?
Assertio
Shares held directly in your name as an Assertio stockholder of record may be virtually voted at the Assertio special meeting via the Assertio special meeting website. You will need the 12-digit control number included on your proxy card in order to access and vote via the Assertio special meeting website as described under “The Assertio Special Meeting — Virtually Attending the Assertio Special Meeting.”
Shares held in “street name” may be virtually voted at the Assertio special meeting via the Assertio special meeting website only if you obtain a specific control number and follow the instructions provided by your bank, broker or other nominee. See “The Assertio Special Meeting — Virtually Attending the Assertio Special Meeting.”
Spectrum
Shares held directly in your name as a Spectrum stockholder of record may be virtually voted at the Spectrum special meeting via the Spectrum special meeting website. In order to virtually attend and vote at the Spectrum special meeting, you must first register at the Spectrum special meeting website in order to obtain a unique meeting invitation by electronic mail.
Shares held in “street name” may be virtually voted at the Spectrum special meeting via the Spectrum special meeting website only if you obtain a specific control number and follow the instructions provided by your, broker or other nominee. See “The Spectrum Special Meeting — Virtually Attending the Spectrum Special Meeting.”

Even if you plan to virtually attend your respective company’s special meeting via the applicable special meeting website, Assertio and Spectrum recommend that you vote by proxy in advance as described below so that your vote will be counted if you later decide not to or become unable to virtually attend the respective special meeting.
For additional information on virtually attending the special meetings, see “The Assertio Special Meeting” and “The Spectrum Special Meeting.”
How can I vote my shares without virtually attending my company’s special meeting?
Whether you hold your shares directly as a stockholder of record of Assertio or Spectrum or beneficially in “street name,” you may direct your vote by proxy without virtually attending the Assertio or Spectrum special meeting, as applicable. If you are a stockholder of record, you can vote by proxy over the internet, by telephone or by mail by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name,” you should follow the voting instructions provided by your bank, broker or other nominee.
For additional information on voting procedures, see “The Assertio Special Meeting” and “The Spectrum Special Meeting.”
What is a “broker non-vote”?
Under Nasdaq CM and Nasdaq SM (collectively, “Nasdaq”), rules, banks, brokers and other nominees may use their discretion to vote “uninstructed” shares (i.e., shares of record held by banks, brokers or other nominees, but with respect to which the beneficial owner of such shares has not provided instructions on how to vote on a particular proposal) with respect to matters that are considered to be “routine,” but not with respect to “non-routine” matters. All of the proposals currently expected to be brought before the Assertio and Spectrum special meetings are “non-routine” matters under Nasdaq rules.
A “broker non-vote” occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with such instructions. Because all of the proposals currently expected to be voted on at the Assertio and Spectrum special meetings are non-routine matters under Nasdaq rules for which brokers do not have discretionary authority to vote, Assertio and Spectrum do not expect there to be any broker non-votes at the Assertio or Spectrum special meetings.
What stockholder vote is required for the approval of each proposal at the Assertio special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Assertio special meeting?
Assertio Proposal 1: Assertio Share Issuance Proposal
Assuming a quorum is present at the Assertio special meeting, approval of the Assertio share issuance proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio share issuance proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal to vote on the Assertio share issuance proposal will have the same effect as a vote “AGAINST” the Assertio share issuance proposal. However, assuming a quorum is present at the Assertio special meeting, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Assertio share issuance proposal, voting power will deemed to be withheld with respect to the Assertio share issuance proposal and such failure to provide voting instructions will have no effect on the Assertio share issuance proposal.

Assertio Proposal 2: Assertio Adjournment Proposal
Whether or not a quorum is present at the Assertio special meeting, approval of the Assertio adjournment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio adjournment proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio adjournment proposal to vote on the Assertio adjournment proposal will have the same effect as a vote “AGAINST” the Assertio adjournment proposal. However, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Assertio adjournment proposal, voting power will deemed to be withheld with respect to the Assertio adjournment proposal and such failure to provide voting instructions will have no effect on the Assertio adjournment proposal.
What stockholder vote is required for the approval of each proposal at the Spectrum special meeting? What will happen if I fail to vote or abstain from voting on each proposal at the Spectrum special meeting?
Spectrum Proposal 1: Spectrum Merger Proposal
Assuming a quorum is present at the Spectrum special meeting, approval of the Spectrum merger proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Spectrum common stock entitled to vote at the Spectrum special meeting on the Spectrum merger proposal. Accordingly, an abstention or other failure to vote on the Spectrum merger proposal will have the same effect as a vote “AGAINST” the Spectrum merger proposal.
Spectrum Proposal 2: Spectrum advisory Compensation Proposal
Assuming a quorum is present at the Spectrum special meeting, approval of the Spectrum advisory compensation proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Spectrum common stock that are virtually present via the Spectrum special meeting website or represented by proxy and entitled to vote at the Spectrum special meeting. Accordingly, assuming a quorum is present at the Spectrum special meeting, any shares not virtually present or represented by proxy (including due to the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Spectrum advisory compensation proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Spectrum special meeting to vote on the Spectrum advisory compensation proposal will have the same effect as a vote “AGAINST” the Spectrum advisory compensation proposal. In addition, if a Spectrum stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Spectrum advisory compensation proposal, it will have the same effect as a vote “AGAINST” the Spectrum advisory compensation proposal.
Spectrum Proposal 3: Spectrum Adjournment Proposal
Whether or not a quorum is present at the Spectrum special meeting, approval of the Spectrum adjournment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Spectrum common stock that are virtually present via the Spectrum special meeting website or represented by proxy and entitled to vote at the Spectrum special meeting. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Spectrum adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Spectrum special meeting to vote on the Spectrum adjournment proposal will have the same effect as a vote “AGAINST” the Spectrum adjournment proposal. In addition, if a Spectrum stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Spectrum adjournment proposal, it will have the same effect as a vote “AGAINST” the Spectrum adjournment proposal.
Why am I being asked to consider and vote on a proposal to approve, by non-binding advisory vote, the Merger-related compensation for Spectrum named executive officers (the Spectrum advisory compensation proposal)?
Under SEC rules, Spectrum is required to seek a non-binding advisory vote of its stockholders relating to the compensation that may be paid or become payable to Spectrum named executive officers that is based on or otherwise relates to the Merger (also known as “golden parachute” compensation).
What happens if Spectrum stockholders do not approve, by non-binding advisory vote, the Merger-related compensation for Spectrum named executive officers (the Spectrum advisory compensation proposal)?
Because the vote on the proposal to approve the Spectrum advisory compensation proposal is advisory in nature, the outcome of the vote will not be binding upon Spectrum or the combined company. Accordingly, the Merger-related compensation, which is described under “Interests of Spectrum’s Directors and Executive Officers in the Merger,” may be paid to Spectrum named executive officers even if Spectrum stockholders do not approve the Spectrum advisory compensation proposal.
What if I hold shares of both Assertio and Spectrum common stock?
If you are both an Assertio stockholder and a Spectrum stockholder, you will receive two separate packages of proxy materials. A vote cast as an Assertio stockholder will not count as a vote cast as a Spectrum stockholder, and a vote cast as a Spectrum stockholder will not count as a vote cast as an Assertio stockholder. Therefore, please follow the instructions received with each set of materials you receive in order to submit separate proxies for your shares of Assertio common stock and your shares of Spectrum common stock.
What is the difference between holding shares as a stockholder of record and as a beneficial owner of shares held in “street name”?
If your shares of Assertio or Spectrum common stock are registered directly in your name with the transfer agent of Assertio and Spectrum, respectively, you are considered the stockholder of record with respect to those shares. As the stockholder of record, you have the right to vote directly at the applicable special meeting. You may also grant a proxy directly to Assertio or Spectrum, as applicable, or to a third party to vote your shares at the applicable special meeting.
If your shares of Assertio or Spectrum common stock are held by a bank, broker or other nominee, you are considered the beneficial owner of shares held in “street name.” Your bank, broker or other nominee will send you, as the beneficial owner, a package describing the procedures for voting your shares. You should follow the instructions provided by them to vote your shares. In order to virtually attend and vote at the Assertio special meeting via the Assertio special meeting website or the Spectrum special meeting via the Spectrum special meeting website, you will need to obtain a specific control number and follow the other procedures provided by your bank, broker or other nominee.
If my shares of Assertio or Spectrum common stock are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee automatically vote those shares for me?
No. Your bank, broker or other nominee will only be permitted to vote your shares of Assertio or Spectrum common stock, as applicable, if you instruct your bank, broker or other nominee how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares. Under Nasdaq rules, banks, brokers and other nominees who hold shares of Assertio or Spectrum common stock in “street name” for their customers have authority to vote on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are prohibited from exercising their voting discretion with respect to non-routine matters, which include all the proposals currently scheduled to be considered and voted on at the Assertio and Spectrum special meetings. As a result, absent specific instructions from the beneficial owner of such shares, banks, brokers and other nominees are not empowered to vote such shares.
For Assertio stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares of Assertio common stock will have no effect on the Assertio share issuance proposal or the Assertio adjournment proposal (assuming a quorum is present at the Assertio special meeting).
For Spectrum stockholders, the effect of not instructing your bank, broker or other nominee how you wish to vote your shares of Spectrum common stock will be the same as a vote “AGAINST” the Spectrum merger proposal, but will have no effect on the Spectrum advisory compensation proposal (assuming a quorum is present at the Spectrum special meeting) or the adjournment proposal. In addition, if a Spectrum stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Spectrum advisory compensation proposal or the Spectrum adjournment proposal, it will have the same effect as a vote “AGAINST” such proposal.
What should I do if I receive more than one set of voting materials for the same special meeting?
If you hold shares of Assertio or Spectrum common stock in “street name” and also directly in your name as a stockholder of record or otherwise, or if you hold shares of Assertio or Spectrum common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.
Record Holders.   For shares held directly, please vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, in order to ensure that all of your shares of Assertio or Spectrum common stock are voted.
Shares in “street name.”   For shares held in “street name” through a bank, broker or other nominee, you should follow the procedures provided by your bank, broker or other nominee to submit a proxy or vote your shares.
If a stockholder gives a proxy, how are the shares of Assertio or Spectrum common stock voted?
Regardless of the method you choose to vote, the individuals named on the enclosed proxy card will vote your shares of Assertio or Spectrum common stock, as applicable, in the way that you indicate. For each item before the Assertio or Spectrum special meeting, as applicable, you may specify whether your shares of Assertio or Spectrum common stock, as applicable, should be voted for or against, or abstain from voting.
How will my shares of Assertio common stock be voted if I return a blank proxy?
If you sign, date and return your proxy and do not indicate how you want your shares of Assertio common stock to be voted, then your shares of Assertio common stock will be voted in accordance with the recommendation of the Assertio board of directors: “FOR” the Assertio share issuance proposal and “FOR” the Assertio adjournment proposal.
How will my shares of Spectrum common stock be voted if I return a blank proxy?
If you sign, date and return your proxy and do not indicate how you want your shares of Spectrum common stock to be voted, then your shares of Spectrum common stock will be voted in accordance with the recommendation of the Spectrum board of directors: “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal and “FOR” the Spectrum adjournment proposal.
Can I change my vote after I have submitted my proxy?
Any Assertio or Spectrum stockholder giving a proxy has the right to revoke the proxy and change their vote before the proxy is voted at the applicable special meeting by doing any of the following:
•
subsequently submitting a new proxy (including over the internet or telephone) for the applicable special meeting that is received by the deadline specified on the accompanying proxy card;

•
giving written notice of your revocation to Assertio’s or Spectrum’s Corporate Secretary, as applicable; or

•
virtually attending and voting at the applicable special meeting via the applicable special meeting website.

Execution or revocation of a proxy will not in any way affect your right to virtually attend and vote at the applicable special meeting via the applicable special meeting website. Written notices of revocation and other communications relating to the revocation of proxies should be addressed:
If you are an Assertio stockholder:	If you are a Spectrum stockholder:
Assertio Holdings, Inc. Attn: General Counsel corpgov@assertiotx.com 100 South Saunders Road, Suite 300 Lake Forest, IL 60045	Spectrum Pharmaceuticals, Inc. Attn: Corporate Secretary corporate.secretary@spectrum.com Pilot House — Lewis Wharf 2 Atlantic Avenue, 6th Floor Boston, MA 02110
See “The Assertio Special Meeting — Revocability of Proxies” and “The Spectrum Special Meeting — Revocability of Proxies.”
If I hold my shares in “street name,” can I change my voting instructions after I have submitted voting instructions to my bank, broker or other nominee?
If your shares are held in the name of a bank, broker or other nominee and you previously provided voting instructions to your bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee to revoke or change your voting instructions.
Where can I find the voting results of the special meetings?
The preliminary voting results for each special meeting are expected to be announced at that special meeting. In addition, within four business days following certification of the final voting results, each of Assertio and Spectrum will file the final voting results of its respective special meeting (or, if the final voting results have not yet been certified, the preliminary results) with the SEC on a Current Report on Form 8-K.
If I am an Assertio stockholder and I oppose the Assertio share issuance proposal or if I am a Spectrum stockholder and I oppose the Spectrum merger proposal or the Spectrum merger compensation advisory proposal, but all such proposals are approved, what are my rights?
Under Delaware law, Assertio stockholders are not entitled to dissenters’ or appraisal rights in connection with the issuance of shares of Assertio common stock as contemplated by the Merger Agreement. Assertio stockholders may vote against the Assertio share issuance proposal if they do not favor such proposals.
Spectrum stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Spectrum common stock held by stockholders that do not vote for approval of the Merger and make a demand for appraisal in accordance with the DGCL will not be converted into Assertio common stock, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.
For more information regarding dissenters’ or appraisal rights, please see “Appraisal Rights.”
Are there any risks that I should consider in deciding whether to vote for the approval of the Assertio share issuance proposal or the Spectrum merger proposal?
Yes. You should read and carefully consider the risk factors set forth under “Risk Factors.” You also should read and carefully consider the risk factors relating to Assertio and Spectrum that are contained in the documents that are incorporated by reference in this joint proxy statement/prospectus.

What happens if I sell my shares of Assertio or Spectrum common stock after the respective record date but before the respective special meeting?
The Assertio record date is earlier than the date of the Assertio special meeting, and the Spectrum record date is earlier than the date of the Spectrum special meeting. If you sell or otherwise transfer your shares of Assertio or Spectrum common stock after the applicable record date but before the applicable special meeting, you will, unless special arrangements are made, retain your right to vote at the applicable special meeting.
Who will solicit and pay the cost of soliciting proxies?
Assertio has engaged Alliance Advisors, LLC, which is referred to as “Alliance,” to assist in the solicitation of proxies for the Assertio special meeting. Assertio estimates that it will pay Alliance a fee of approximately $65,000, plus reimbursement for certain out-of-pocket fees and expenses. Assertio has agreed to indemnify Alliance against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Spectrum has engaged Innisfree M&A Incorporated, which is referred to as “Innisfree,” to assist in the solicitation of proxies for the Spectrum special meeting. Spectrum estimates that it will pay Innisfree a fee of approximately $25,000, plus reimbursement for certain out-of-pocket fees and expenses. Spectrum has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions).
Assertio and Spectrum also may be required to reimburse banks, brokers and other custodians, nominees and fiduciaries or their respective agents for their expenses in forwarding proxy materials to beneficial owners of Assertio and Spectrum common stock, respectively. Assertio and Spectrum directors, officers and employees also may solicit proxies by telephone, by electronic means or in person. They will not be paid any additional amounts for soliciting proxies.
When is the Merger expected to be completed?
Subject to the satisfaction or waiver of the closing conditions described under “The Merger Agreement — Conditions to the Completion of the Merger,” including approval of the Assertio share issuance proposal by Assertio stockholders and approval of the Spectrum merger proposal by Spectrum stockholders, the Merger is currently expected to be completed in the third quarter of the 2023 calendar year. However, neither Assertio nor Spectrum can predict the actual date on which the Merger will be completed, or if the Merger will be completed at all, because completion of the Merger is subject to conditions and factors beyond the control of both companies, including the receipt of certain required regulatory approvals. Assertio and Spectrum hope to complete the Merger as soon as reasonably practicable. Also see “The Merger — Regulatory Approvals.”
What respective equity stakes will Assertio and Spectrum stockholders hold in the combined company immediately following the Merger?
Based on the number of shares of Assertio and Spectrum common stock outstanding on June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the Merger (without consideration of the shares of Assertio common stock underlying the CVRs), former Spectrum stockholders are expected to own approximately 35% of the outstanding shares of Assertio common stock and Assertio stockholders immediately prior to the Merger are expected to own approximately 65% of the outstanding shares of Assertio common stock. The relative ownership interests of Assertio stockholders and former Spectrum stockholders in the combined company immediately following the Merger will depend on the number of shares of Assertio and Spectrum common stock issued and outstanding immediately prior to the Merger.
If I am a Spectrum stockholder, how will I receive the Merger Consideration to which I am entitled?
If you hold your shares of Spectrum common stock in book-entry form, whether through The Depository Trust Company, which is referred to as “DTC,” or otherwise, you will not be required to take any specific actions to exchange your shares of Spectrum common stock for shares of Assertio common stock. Such shares will, following the effective time, be automatically exchanged for shares of Assertio common stock (in book-entry form) and cash in lieu of any fractional shares of Assertio common stock to which you are entitled. If you instead hold your shares of Spectrum common stock in certificated form, then, after receiving the proper documentation from you following the effective time, the Exchange Agent will deliver to you the shares of Assertio common stock (in book-entry form) and cash in lieu of any fractional shares of Assertio common stock to which you are entitled. See “The Merger Agreement — Exchange of Shares.”
What are the U.S. federal income tax consequences of the Merger to holders of Spectrum common stock?
Assertio and Spectrum intend that, for U.S. federal income tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). It is a condition to Spectrum’s obligation to consummate the Merger that Spectrum receive an opinion, dated as of the closing date, from Gibson, Dunn & Crutcher LLP or such other nationally recognized tax counsel reasonably acceptable to Spectrum and Assertio, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger will qualify for the Intended Tax Treatment. Assuming the Merger qualifies for the Intended Tax Treatment, a holder of shares of Spectrum common stock who is subject to U.S. federal income taxation generally, subject to the following sentence, is expected to recognize gain (but not loss) for U.S. federal income tax purposes upon the exchange of such for shares of Assertio common stock and the CVRs in the Merger in an amount equal to the lesser of (i) any gain realized with respect to such shares of Spectrum common stock and (ii) the fair market value of the CVRs. The U.S. federal income tax consequences of the Merger are subject to substantial uncertainty, particularly if Milestone Payments are paid in Assertio common stock, in which case it is possible such common stock is treated as additional Assertio common stock received in the Merger which generally would not be taxable upon receipt.
See “U.S. Federal Income Tax Considerations Relating to the Merger” on page 169 of this proxy statement/prospectus for a more complete description of U.S. federal income tax considerations relating to the Merger for holders of shares of Spectrum common stock. You are urged to consult your tax advisors with respect to such uncertainty and the specific consequences of the Merger to you.
What should I do now?
You should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes. Then, you may vote by proxy over the internet or telephone using the instructions included with the accompanying proxy card, or promptly complete your proxy card and return it in the enclosed postage-paid envelope, so that your shares will be voted in accordance with your instructions.
How can I find more information about Assertio and Spectrum?
You can find more information about Assertio and Spectrum from various sources described under “Where You Can Find More Information.”
Whom do I call if I have questions about the special meetings or the Merger?
If you have questions about the special meetings or the Merger, or desire additional copies of this joint proxy statement/prospectus or additional proxies, you may contact your company’s proxy solicitor:
If you are an Assertio stockholder:	If you are a Spectrum stockholder:
Alliance Advisors, LLC 200 Broadacres Drive, 3rd Floor Bloomfield, NJ 07003 (973) 873-7700 Banks and Brokers: (973) 518-3365 ASRT@allianceadvisors.com	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 (877) 800-5185 Banks and Brokers: (212) 750-5833

SUMMARY
For your convenience, provided below is a brief summary of certain information contained in this joint proxy statement/prospectus. This summary highlights selected information from this joint proxy statement/ prospectus and does not contain all of the information that may be important to you as an Assertio or Spectrum stockholder. To understand the Merger fully and for a more complete description of the terms of the Merger, you should read carefully this entire joint proxy statement/prospectus, its annexes and the other documents to which you are referred. Items in this summary include a page reference directing you to a more complete description of those items. You may obtain the information incorporated by reference in this joint proxy statement/prospectus, without charge, by following the instructions under “Where You Can Find More Information.”
The Parties to the Merger (Page 50)
Assertio Holdings, Inc.
Assertio is a commercial pharmaceutical company offering differentiated products to patients utilizing a non-personal promotional model. Assertio’s commercial portfolio of branded products focuses on three areas: neurology, rheumatology, and pain and inflammation. Assertio has built its commercial portfolio through a combination of increased opportunities with existing products, as well as through the acquisition or licensing of additional approved products. Assertio’s principal executive offices are located at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045 and its telephone number is (224) 419-7106.
Spectrum Pharmaceuticals, Inc.
Spectrum is a commercial-stage biopharmaceutical company, with a strategy of acquiring, developing, and commercializing novel and targeted oncology therapies. Spectrum has an in-house clinical development organization with regulatory and data management capabilities, in addition to commercial infrastructure and a field based sales force for our marketed product, ROLVEDON™ (eflapegrastim). Spectrum’s principal executive offices are located at Pilot House — Lewis Wharf, 2 Atlantic Avenue, 6th Floor, Boston, Massachusetts 02110 and its telephone number is (617) 586-3900.
Spade Merger Sub 1, Inc.
Merger Sub was formed by Assertio solely in contemplation of the Merger, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Spectrum, with Spectrum continuing as the surviving corporation and as a wholly owned subsidiary of Assertio. Merger Sub’s principal executive offices are located at 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, and its telephone number is (224) 419-7106.
The Merger and the Merger Agreement (Pages 71 and 127)
The terms and conditions of the Merger are contained in the Merger Agreement, a copy of which is attached as Annex A hereto. Assertio and Spectrum encourage you to read the Merger Agreement carefully and in its entirety, as it is the legal document that governs the Merger.
The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, Merger Sub will be merged with and into Spectrum, with Spectrum continuing as the surviving corporation in the Merger and as a wholly owned subsidiary of Assertio.
Merger Consideration (Page 71)
At the effective time, each share of Spectrum common stock (other than (i) shares held in treasury by Spectrum or held directly by Assertio or Merger Sub, which shares will be cancelled or (ii) shares that are held by any holder who is entitled to demand and properly demands appraisal of such shares of Spectrum common stock pursuant to, and in compliance with, Section 262 of the DGCL) that was issued and outstanding immediately prior to the effective time will be converted into (A) the right to receive 0.1783 of a fully paid and non-assessable share of common stock, par value $0.0001 per share, of Assertio, and, if applicable, cash in lieu of fractional shares (without interest and less any applicable withholding taxes) (the “Upfront Merger Consideration”), and (B) one non-tradeable contingent value right (a “CVR,” and, together with the Upfront Merger Consideration, the “Merger Consideration”), which shall represent the right to receive the Milestone Payments (as defined below), at the times and in the forms provided in the contingent value rights agreement to be entered into (the “CVR Agreement”), a form of which is attached as Annex B to this joint proxy statement/prospectus.
Each CVR will represent a contractual right to receive future conditional payments worth up to an aggregate maximum amount of $0.20, which amount is settleable in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock, at Assertio’s sole discretion, upon the achievement of certain sales milestones related to Spectrum’s product ROLVEDON. The minimum payment on each CVR is zero and the maximum payment is $0.20.
Pursuant to the CVR Agreement, to be entered into by Assertio and Spectrum prior to the effective time, each CVR will entitle the holder thereof to receive future conditional payments worth up to an aggregate maximum amount of $0.20, as follows:
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up to $0.10 per CVR upon achievement of net sales of Spectrum’s product ROLVEDON of at least $175 million during the 2024 calendar year (the “2024 Annual Net Sales Milestone”); and

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up to $0.10 per CVR upon achievement of net sales of Spectrum’s product ROLVEDON of at least $225 million during the 2025 calendar year (the “2025 Annual Net Sales Milestone”).

Each of the foregoing payments are referred to as a “Milestone Payment” and each net sales target is referred to as a “Milestone.” Even if a Milestone is satisfied, the amount of each Milestone Payment may be adjusted to an amount less than $0.10 (including zero) if the closing price of Assertio common stock at the closing of the Merger or on the date a notice of a Milestone Payment is sent to holders of the CVRs could result in the value of the Upfront Merger Consideration constituting less than 80% of the aggregate Merger Consideration.
The exchange ratio is fixed, which means that it will not change between now and the date of the Merger, regardless of whether the market price of Assertio or Spectrum common stock changes. If any payment pursuant to the CVR is settled in Assertio common stock, the number of shares of Assertio common stock payable thereunder will be calculated based on the closing price of Assertio common stock on the applicable Milestone Payment date.
As described further in “The Merger Agreement — Exchange of Shares” on page 129 of this proxy statement, prior to the effective time, Assertio will deposit, or cause to be deposited with the Exchange Agent (defined below), (i) cash sufficient to pay the Fractional Share Cash Consideration and (ii) evidence of Assertio common stock in book-entry form representing the number of shares of Assertio common stock sufficient to deliver the aggregate Upfront Merger Consideration payable to Spectrum stockholders in the Merger. Following the completion of the Merger, after (i) a Spectrum stockholder that is the holder of record of an outstanding certificate or outstanding certificates representing shares of Spectrum common stock that has provided the Exchange Agent with such stockholder’s stock certificates and a letter of transmittal, or (ii) in the case of holders of non-certificated shares of Spectrum common stock represented by book-entry (“Spectrum book-entry shares”), the Exchange Agent will promptly pay the stockholder the Upfront Merger Consideration to which such stockholder is entitled without the need for receipt of any further documentation, including any “agent’s message” or other evidence of surrender.
With respect to the CVRs, if any Milestone is attained, then on or prior to the applicable Milestone Determination Date (as defined in the CVR Agreement), Assertio will deposit, or cause to be deposited, with the rights agent (the “Rights Agent”), other than any Milestone Payment amounts to be paid in cash to holders of Spectrum equity incentive awards, in the form of either (A) solely shares of Assertio common stock, (B) solely cash, or (C) a combination of shares of Assertio common stock and cash, at Assertio’s election and subject to the valuation methodology set forth in the CVR Agreement. Following the Rights Agent’s receipt of such deposit from Assertio, the Rights Agent will pay the applicable Milestone Payment to each Spectrum stockholder either by check mailed to their registered address, as reflected in the CVR Register (as defined in the CVR Agreement) as of the close of business on the last business day prior to such Milestone Payment Date (as defined in the CVR Agreement) or in the event that any Milestone Payment payable to the CVR holders includes shares of Assertio common stock, Assertio and the Rights Agent shall take such actions as are necessary to issue or transfer to each CVR holder such holders shares of Assertio common stock, in accordance with applicable law.
Treatment of Options and Other Equity-Based Awards (Page 130)
Spectrum Stock Options
At the effective time, each option (other than an option under Spectrum’s employee stock purchase plan) (each, a “Spectrum Stock Option”) to purchase shares of Spectrum common stock granted under any of Spectrum’s equity incentive plans that is outstanding as of immediately prior to the effective time, will, if unvested, become vested, and automatically and without any required action on the part of the holder of such Spectrum Stock Option or Spectrum, be cancelled and treated as follows:
•
With respect to any Spectrum Stock Options with an exercise price per share that is less than the value of the Upfront Merger Consideration, converted into the right to receive (i) a number of shares of Assertio common stock, subject to certain exceptions with respect to fractional shares and any applicable withholdings, that is equal to the quotient of (A) the product of (x) the total number of shares of Spectrum common stock underlying the Spectrum Stock Option multiplied by (y) the excess, if any, of the value of the Upfront Consideration over the exercise price of such Spectrum Stock Option, divided by (B) the average of the daily volume-weighted average price per share of Assertio common stock calculated based on the ten (10) consecutive trading days ending two trading days prior to the date of the Merger Agreement (i.e., $6.04 per share) and (ii) a number of CVRs equal to the number of shares of Spectrum common stock underlying such Spectrum Stock Option.

•
With respect to any Spectrum Stock Options with an exercise price per share of Spectrum common stock that is equal to or greater than the value of the Upfront Merger Consideration and less than the sum of the Upfront Consideration and the maximum amount payable under a CVR (each, a “Contingent In-the-Money Stock Option”), converted into the right to receive a number of CVRs equal the number of shares of Spectrum common stock underlying such Spectrum Stock Option; provided, however, that the payment, if any, under each CVR will be reduced by the amount by which the exercise price per share exceeds the value of the Upfront Merger Consideration; provided, further that, for the avoidance of doubt, such Contingent In-the-Money Stock Option will not entitle the holder thereof to receive any shares of Assertio common stock, cash or other consideration in connection with the effective time.

•
With respect to any Spectrum Stock Options with an exercise price per share of Spectrum common stock that is equal to or greater than the value of the Merger Consideration (each, an “Underwater Spectrum Stock Option”), the holder of such Underwater Spectrum Stock Option will receive no consideration and, effective as of immediately prior to the effective time, will have no further rights thereto.

Treatment of Spectrum RSUs
As of the effective time, each unvested restricted stock unit constituting the right to be issued a share of Spectrum common stock upon vesting granted under Spectrum’s equity incentive plans (each, a “Spectrum RSU”) that is outstanding immediately prior to the effective time will become fully vested, and the holder of such Spectrum RSUs will, automatically and without any required action on the part of the holder thereof or Spectrum, receive the Merger Consideration.
Treatment of Unvested Spectrum RSAs
At the effective time, each share of Spectrum common stock covered by an unvested restricted stock award (“RSA Shares”) granted under Spectrum’s equity incentive plans that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof or Spectrum, become fully vested and be treated like all other shares of Spectrum common stock.

Treatment of Spectrum SARs
At the effective time, each stock appreciation right with respect to shares of Spectrum common stock (each, a “Spectrum SAR”) granted under Spectrum equity incentive plans that is outstanding as of immediately prior to the effective time, will, if unvested, become vested, and automatically and without any required action on the part of the holder or Spectrum be cancelled and:
•
With respect to any Spectrum SARs with an exercise price per share that is less than the value of the Upfront Merger Consideration (each such Spectrum SAR, an “In-the-Money SAR”), converted into the right to receive (i) a number of shares of Assertio common stock, subject to certain terms with respect to fractional shares and any applicable withholdings, that is equal to the quotient of (A) the product of (x) the total number of shares of Spectrum common stock underlying the Spectrum SAR multiplied by (y) the excess, if any, of the value of the Upfront Merger Consideration over the exercise price of such Spectrum SAR, divided by (B) the average of the daily volume-weighted average price per share of Assertio common stock calculated based on the ten consecutive trading days ending two trading days prior to the date of the Merger Agreement (i.e., $6.04 per share) and (ii) a number of CVRs equal to the number of shares of Spectrum common stock underlying such Spectrum SAR.

•
With respect to any Spectrum SARs with an exercise price per share that is equal to or greater than the value of the Upfront Merger Consideration and less than the sum of the Upfront Merger Consideration and the maximum amount payable under a CVR (each, a “Contingent In-the-Money SAR”), converted into the right to receive a number of CVRs equal the number of shares of Spectrum common stock underlying such Spectrum SAR; provided, however, that the payment, if any, under each CVR will be reduced by the amount by which the exercise price per share exceeds the value of the Upfront Merger Consideration; provided, further that, for the avoidance of doubt, such Contingent In-the-Money SAR will not entitle the holder thereof to receive any shares of Assertio common stock, cash or other consideration in connection with the effective time.

•
With respect to any Spectrum SAR with an exercise price per share that is equal to or greater than the value of the Merger Consideration (each, an “Underwater Spectrum SAR”), the holder of such Underwater Spectrum SAR will receive no consideration and, effective as of immediately prior to the effective time, will have no further rights thereto.

As of the date hereof, all Spectrum SARs are Underwater Spectrum SARs and will be treated in accordance with the above.
Treatment of the Spectrum ESPP
With respect to any offering period under the Spectrum Employee Stock Purchase Plan (the “Spectrum ESPP”) as in effect on the date of the Merger Agreement, no Spectrum employee who is not already a participant in the Spectrum ESPP as of such date may become a participant in the Spectrum ESPP and no participating employee may increase the percentage of his or her payroll deduction election in effect as of the current Spectrum ESPP offering period. Upon consummation of the Merger, the Spectrum ESPP will terminate immediately. As soon as practicable following the date of the Merger Agreement, the ESPP will be suspended and no new offering period will be commenced under the Spectrum ESPP prior to the termination of the Merger Agreement. Prior to the effective time and if any Spectrum ESPP offering period is then in effect, the last day of such offering period will be accelerated to a date before the Closing Date, as determined by the Spectrum board of directors (or relevant committee thereof) in its discretion, and the final settlement or purchase of Spectrum common stock thereunder will be made on that day.
Certain Actions
Prior to the effective time, Spectrum will adopt such resolutions and take all other actions (including, as applicable, providing advance notice to holders of Spectrum Stock Options and Spectrum SARs) to effectuate the treatment of the Spectrum Stock Options, Spectrum SARs, Spectrum RSUs, RSA Shares and the Spectrum ESPP described above.

Recommendation of the Assertio Board of Directors; Assertio’s Reasons for the Merger (Page 83)
The Assertio board of directors unanimously recommends that you vote “FOR” the Assertio share issuance proposal and “FOR” the Assertio adjournment proposal. For a description of some of the factors considered by the Assertio board of directors in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, including the Merger and the share issuance, and additional information on the recommendation of the Assertio board of directors, see “The Merger — Recommendation of the Assertio Board of Directors; Assertio’s Reasons for the Merger.”
Recommendation of the Spectrum Board of Directors; Spectrum’s Reasons for the Merger (Page 86)
The Spectrum board of directors has (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interest of, and are advisable to, Spectrum and the Spectrum stockholders, (ii) approved and adopted the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the Spectrum stockholders approve the Merger Agreement. The Spectrum board of directors recommends that Spectrum stockholders vote “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal, and “FOR” the Spectrum adjournment proposal. For additional information on the factors considered by the Spectrum board of directors in reaching this decision and the recommendation of the Spectrum board of directors, please see the section titled “The Merger —  Recommendation of the Spectrum Board of Directors; Spectrum’s Reasons for the Merger” beginning on page 86 of this joint proxy statement/prospectus.
Opinions of Assertio’s Financial Advisors
Opinion of SVB Securities LLC (Page 91; Annex C)
Assertio retained SVB Securities as its financial advisor in connection with the merger and the other transactions contemplated by the Merger Agreement, which are referred to in this section, collectively, as the “Transaction”. In connection with this engagement, Assertio requested that SVB Securities evaluate the fairness, from a financial point of view, to Assertio of the Merger Consideration. On April 24, 2023, SVB Securities rendered to the Assertio board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 24, 2023 that, as of such date and based upon and subject to the various assumptions, qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, the Merger Consideration provided for in the Merger Agreement was fair, from a financial point of view, to Assertio.
The full text of SVB Securities’ written opinion, dated April 24, 2023, which describes the assumptions made and limitations upon the review undertaken by SVB Securities in preparing its opinion, is attached as Annex C and is incorporated herein by reference. SVB Securities’ financial advisory services and opinion were provided for the information and assistance of the Assertio board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and SVB Securities’ opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Assertio of the Merger Consideration proposed to be paid by Assertio pursuant to the terms of the Merger Agreement. SVB Securities’ opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Assertio or Spectrum as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter. See “The Merger — Opinions of Assertio’s Financial Advisors — Opinion of SVB Securities LLC.”
The full text of SVB Securities’ written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by SVB Securities in preparing its opinion.
Opinion of H.C. Wainwright & Co., LLC (Page 99; Annex D)
Assertio retained Wainwright to provide it with a fairness opinion in connection with the Merger. The Assertio board of directors selected Wainwright to act as Assertio’s financial advisor based on Wainwright’s qualifications, expertise and reputation, and its knowledge and understanding of Assertio’s business and affairs. At a meeting of the Assertio board of directors, Wainwright rendered its oral opinion, subsequently confirmed in Wainwright’s written opinion dated as of April 24, 2023, to the effect that, as of the date of Wainwright’s written opinion, and based upon and subject to the factors and assumptions and qualifications set forth in Wainwright’s written opinion, the consideration to be paid pursuant to the Merger Agreement, consisting of the Merger Consideration, was fair from a financial point of view to Assertio.
The full text of the written opinion of Wainwright, dated April 24, 2023, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with Wainwright’s opinion, is attached to this proxy statement/prospectus as Annex D. The summary of Wainwright’s opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Wainwright’s written opinion. Wainwright’s opinion was provided for the information and assistance of the Assertio board of directors in connection with its consideration of the Merger. The opinion does not constitute a recommendation to the Assertio board of directors, Assertio, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Merger, including the Assertio share issuance proposal in the case of Assertio, and the Spectrum merger proposal in the case of Spectrum, or otherwise. Wainwright’s opinion was approved by a fairness committee of Wainwright. See “The Merger — Opinions of Assertio’s Financial Advisors — Opinion of H.C. Wainwright & Co., LLC.”
Opinion of Spectrum’s Financial Advisor
Opinion of Guggenheim Securities, LLC (Page 105; Annex E)
Spectrum retained Guggenheim Securities, LLC (“Guggenheim Securities”) as its financial advisor in connection with the potential sale of, merger with, or another extraordinary corporate transaction involving Spectrum. In connection with the Merger, Guggenheim Securities rendered an opinion to Spectrum’s Board of Directors (the “Spectrum Board”) to the effect that, as of April 24, 2023 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the exchange ratio and the CVR consideration was fair, from a financial point of view, to the stockholders of Spectrum. The full text of Guggenheim Securities’ written opinion, which is attached as Annex E to this joint proxy statement/prospectus and which you should read carefully and in its entirety, is subject to the assumptions, limitations, qualifications and other conditions contained in such opinion and necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion.
Guggenheim Securities’ opinion was provided to the Spectrum Board (in its capacity as such) for its information and assistance in connection with its evaluation of the exchange ratio and CVR consideration (taken together). Guggenheim Securities’ opinion and any materials provided in connection therewith do not constitute a recommendation to the Spectrum Board with respect to the Merger, nor does Guggenheim Securities’ opinion or the summary of its underlying financial analyses elsewhere in this joint proxy statement/prospectus constitute advice or a recommendation to any holder of Spectrum common stock as to how to vote or act in connection with the Merger or otherwise. Guggenheim Securities’ opinion does not address Spectrum’s underlying business or financial decision to pursue or effect the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Spectrum, any refinancing related to the Merger or the effects of any other transaction in which Spectrum might engage. Guggenheim Securities’ opinion addressed only the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio and CVR consideration (taken together) to the stockholders of Spectrum and did not express any view or opinion as to (i) any other term, aspect or implication of (a) the Merger (including, without limitation, the form or structure of the Merger) or the Merger Agreement or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Merger (including, without limitation, the CVR Agreement), (ii) the likelihood or probability of the achievement or satisfaction of the net sales thresholds necessary for the CVR consideration to be paid in accordance with the Merger Agreement and the CVR Agreement or (iii) the fairness, financial or otherwise, of the Merger to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Assertio or Spectrum. Furthermore, Guggenheim Securities did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Assertio’s or Spectrum’s directors, officers or employees, or any class of such persons, in connection with the Merger relative to the exchange ratio and CVR consideration (taken together) or otherwise.
For a description of the opinion that the Spectrum Board received from Guggenheim Securities, see “The Merger — Opinion of Spectrum’s Financial Advisor — Opinion of Guggenheim Securities, LLC” beginning on page 105.
The Assertio Special Meeting (Page 51)
To permit stockholder attendance and participation, while protecting the health and safety of Assertio’s stockholders, board of directors and management team, the Assertio special meeting will be held solely in a virtual meeting format via live webcast on July 27, 2023, beginning at 12:30 p.m., Central Time. Assertio stockholders will be able to virtually attend and vote at the Assertio special meeting by visiting the Assertio special meeting website at www.cstproxy.com/assertiotx/sm2023.
The purposes of the Assertio special meeting are as follows:
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Assertio Proposal 1: Approval of the Share Issuance.   To consider and vote on the Assertio share issuance proposal; and

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Assertio Proposal 2: Adjournment of the Assertio Special Meeting.   To consider and vote on the Assertio adjournment proposal.

Completion of the Merger is conditioned on the approval of the Assertio share issuance proposal (Assertio Proposal 1) by Assertio stockholders.
Only holders of record of shares of Assertio common stock outstanding as of the close of business on June 13, 2023 (the “Assertio record date”) are entitled to notice of, and to vote at, the Assertio special meeting or any adjournment or postponement thereof. Assertio stockholders may cast one vote for each share of Assertio common stock that they own of record as of the Assertio record date.
A quorum of Assertio stockholders is necessary to hold the Assertio special meeting. A quorum will exist at the Assertio special meeting if holders of record of shares of Assertio common stock representing a 33 1∕3% of the issued and outstanding shares of Assertio common stock entitled to vote at the Assertio special meeting are virtually present via the Assertio special meeting website or represented by proxy. All shares of Assertio common stock represented by a valid proxy and all abstentions will be counted as present for purposes of establishing a quorum. All of the proposals for consideration at the Assertio special meeting are considered “non-routine” matters under Nasdaq SM rules, and, therefore, brokers are not permitted to vote on any of the matters to be considered at the Assertio special meeting unless they have received instructions from the beneficial owners. As a result, no “broker non-votes” are expected at the Assertio special meeting, and shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Assertio stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals brought before the Assertio special meeting.
Assuming a quorum is present at the Assertio special meeting, approval of the Assertio share issuance proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio share issuance proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal to vote on the Assertio share issuance proposal will have the same effect as a vote “AGAINST” the Assertio share issuance proposal. However, assuming a quorum is present at the Assertio special meeting, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Assertio share issuance proposal, voting power will deemed to be withheld with respect to the Assertio share issuance proposal and such failure to provide voting instructions will have no effect on the Assertio share issuance proposal.
Whether or not a quorum is present at the Assertio special meeting, approval of the Assertio adjournment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio adjournment proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote on the Assertio adjournment proposal to vote at the Assertio special meeting on the Assertio adjournment proposal will have the same effect as a vote “AGAINST” the Assertio adjournment proposal. However, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Assertio adjournment proposal, voting power will deemed to be withheld with respect to the Assertio adjournment proposal and such failure to provide voting instructions will have no effect on the Assertio adjournment proposal.
The Spectrum Special Meeting (Page 60)
The Spectrum special meeting will be held virtually at www.meetnow.global/MYXFZTA on July 27, 2023, at 10:00 a.m., Eastern Time. The Spectrum special meeting is being held to consider and vote on the following proposals:
the Spectrum merger proposal;
the Spectrum advisory compensation proposal; and
the Spectrum adjournment proposal.
Consummation of the Merger is conditioned on, among other things, obtaining approval of the Spectrum merger proposal. Approval of the Spectrum adjournment proposal and the Spectrum advisory compensation proposal are not conditions to the obligations of Spectrum, Assertio or Merger Sub to consummate the Merger.
Only holders of record of outstanding shares of Spectrum common stock as of the Spectrum record date are entitled to notice of, and to vote at, the Spectrum special meeting or any adjournment or postponement of the Spectrum special meeting. Each Spectrum stockholder is entitled to one vote for each share of Spectrum common stock that is outstanding in his, her or its name on Spectrum’s books as of close of business on the Spectrum record date for each proposal.
If holders of record of 33 1∕3% of the issued and outstanding shares of Spectrum common stock as of the Spectrum record date entitled to vote at the Spectrum special meeting are present in person or represented by proxy at the Spectrum special meeting (for purposes of the Spectrum special meeting, a “quorum”), approval of the Spectrum merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Spectrum common stock entitled to vote on the proposal. Accordingly, the failure of a Spectrum stockholder to vote on the Spectrum merger proposal (including the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker, trustee or other nominee to give any voting instructions to that bank, broker, trustee or other nominee) or the failure of a Spectrum stockholder to attend the Spectrum special meeting, in person or represented by proxy will have the same effect as a vote “AGAINST” the Spectrum merger proposal.
If a quorum is present at the Spectrum special meeting, approval of the Spectrum advisory compensation proposal and the Spectrum adjournment proposal each requires the affirmative vote of the holders of a majority of the shares of Spectrum common stock present in person or represented by proxy and entitled to vote thereon at the Spectrum special meeting. Accordingly, the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker, trustee or other nominee to give voting instructions to its bank, broker, trustee or other nominee on the Spectrum advisory compensation proposal or the Spectrum adjournment proposal will have no effect on the Spectrum advisory compensation proposal or Spectrum adjournment proposal, respectively, regardless of whether such stockholder gives voting instructions on other proposals.
All abstentions from voting will have the same effect as a vote “AGAINST” each of the Spectrum merger proposal, the Spectrum advisory compensation proposal and the Spectrum adjournment proposal.
Assuming a quorum is present, the failure of record owners who are not present in person or represented by proxy at the Spectrum special meeting to vote will have no effect on the outcome of a vote on either of the Spectrum advisory compensation proposal or the Spectrum adjournment proposal.
The chairperson of the meeting will have the right and authority to recess and/or adjourn the Spectrum special meeting and, if a quorum is not present at the Spectrum special meeting, Spectrum stockholders holding a majority in voting power of shares of Spectrum capital stock, present in person or by proxy and entitled to vote thereat, will have the power to adjourn the meeting (subject to certain restrictions in the Merger Agreement, including that adjournment, without Assertio’s consent, must be more than five but less than 20 days after the date on which the Spectrum special meeting was originally scheduled).
Virtual attendance by stockholders of record at the Spectrum special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Spectrum special meeting.
Interests of Assertio’s Directors and Executive Officers in the Merger (Page 167)
Other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, Assertio directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other Assertio stockholders generally. See “Interests of Assertio’s Directors and Executive Officers in the Merger.”
Interests of Spectrum’s Directors and Executive Officers in the Merger (Page 168)
In considering the recommendations of the Spectrum board of directors, Spectrum stockholders should be aware that Spectrum’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of other Spectrum stockholders generally. The Spectrum board of directors was aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger, in approving the Merger Agreement and in recommending the applicable Merger-related proposals.
These interests include:
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the executive officers of Spectrum have arrangements with Spectrum that provide for certain severance payments or benefits, accelerated vesting of certain equity-based awards and other rights and other payments or benefits in the event of a qualifying termination of employment following the consummation of the Merger;

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the Spectrum directors have arrangements with Spectrum that provide for accelerated vesting of certain equity-based awards in the event of a qualifying termination of services following the consummation of the Merger;

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executive officers and directors of Spectrum have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the consummation of the Merger;

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one of the beneficial owners of Spectrum, in connection with the acquisition of Spectrum common stock, entered into an agreement where the beneficial owner has the right to appoint a designee to the Spectrum board of directors, so long as it beneficially owns at least 5% of the Spectrum common stock (which designation right is expected to cease in connection with the consummation of the proposed transaction, after which such owner is expected to own less than 5% of Assertio common stock); and

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one current Spectrum director will join the board of directors of the combined company following the closing (as defined in the section titled “The Merger Agreement — Closing and Effective Time of the Merger” beginning on page 122 of this joint proxy statement/prospectus).

The Spectrum board of directors was aware of these additional interests of Spectrum’s directors and executive officers and considered these potential interests, among other matters, in evaluating and negotiating the Merger Agreement and the Merger, in approving the Merger Agreement and in recommending the applicable Merger-related proposals. For a further discussion of the interests of Spectrum’s directors and executive officers in the Merger, see the section titled “Interests of Spectrum’s Directors and Executive Officers in the Merger” on page 168 of this joint proxy statement/prospectus.
Governance of the Combined Company (Page 133)
Assertio has agreed to appoint one member of the Spectrum board of directors to the Assertio board of directors as of the effective time, with such director to hold office until the earliest to occur of the appointment or election and qualification of his or her successor or his or her death, resignation, disqualification or proper removal. Such director must qualify as an “independent director” under applicable Nasdaq SM rules and regulations, will be nominated by Spectrum and will be selected and designated by the Assertio board of directors upon the Assertio board of director’s consent (such consent not to be unreasonably withheld, conditioned or delayed). Assertio has agreed not to propose to remove such director other than for cause during the 12-month period following the closing date.
Daniel Peisert will lead the combined company as Chief Executive Officer.
Organizational Documents and Directors and Officers of the Surviving Corporation (Page 133)
At the effective time, Spectrum’s certificate of incorporation will be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub. The parties to the Merger Agreement will also take all requisite actions to amend the bylaws of Spectrum to conform to the bylaws of Merger Sub except that the name of the surviving corporation will be “Spectrum Pharmaceuticals, Inc.” Merger Sub’s directors and officers immediately prior to the effective time will become the initial directors and officers of Spectrum as the surviving corporation.
Certain Beneficial Owners of Assertio Common Stock (Page 194)
At the close of business on June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, Assertio directors and executive officers and their affiliates, as a group, owned and were entitled to vote approximately 2.8% of the shares of Assertio common stock outstanding on such date. Although none of them has entered into any agreement obligating them to do so, Assertio currently expects that all Assertio directors and executive officers will vote their shares “FOR” the Assertio share issuance proposal and “FOR” the Assertio adjournment proposal. For more information regarding the security ownership of Assertio directors and executive officers, see “Certain Beneficial Owners of Assertio Common Stock — Security Ownership of Assertio Directors and Executive Officers.”
Certain Beneficial Owners of Spectrum Common Stock (Page 196)
At the close of business on June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, Spectrum’s directors and executive officers and their affiliates, as a group, beneficially owned and were entitled to vote approximately 1,205,752 shares of Spectrum common stock, collectively representing 0.6% of the shares of Spectrum common stock outstanding on that date. Spectrum currently expects that all of its directors and executive officers, other than Juhyun Lim and the shares of Spectrum common stock beneficially owned by Hanmi Pharmaceutical Co., Ltd. (“Hanmi”), will vote their shares “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal and “FOR” the Spectrum adjournment proposal (if necessary). Ms. Lim and Hanmi are expected to abstain.
For more information regarding the security ownership of Spectrum directors and executive officers, please see the section titled “Certain Beneficial Owners of Spectrum Common Stock” beginning on page 196 of this joint proxy statement/prospectus.

Regulatory Approvals (Page 143)
Assertio, Merger Sub and Spectrum have each agreed to cooperate with each other and to use (and to cause their subsidiaries to use) reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable to cause the conditions to the closing to be satisfied as promptly as practicable (and in any event no later than the Termination Date) and to consummate and make effective the transactions contemplated by the Merger Agreement, including to obtain all required regulatory approvals as promptly as practicable, subject to certain limits. See “The Merger — Regulatory Approvals.”
The obligations of Assertio and Spectrum to consummate the Merger are subject to, among other conditions, the termination or expiration of any waiting period (or any extension thereof) applicable to the transactions contemplated by the Merger Agreement under the HSR Act, which will occur as of 11:59 p.m., Eastern Time, on June 7, 2023.
Ownership of the Combined Company (Page 123)
Based on the number of shares of Assertio and Spectrum common stock outstanding as of June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the Merger (without consideration of the shares of Assertio common stock underlying the CVRs), former Spectrum stockholders are expected to own approximately 35% of the outstanding shares of Assertio common stock and Assertio stockholders immediately prior to the Merger are expected to own approximately 65% of the outstanding shares of Assertio common stock. The relative ownership interests of Assertio stockholders and former Spectrum stockholders in the combined company immediately following the Merger will depend on the number of shares of Assertio and Spectrum common stock issued and outstanding immediately prior to the Merger.
Appraisal Rights (Page 188)
If the Merger is completed, holders of shares of Spectrum stockholders who do not vote in favor of the adoption of the Merger Agreement and who properly demand an appraisal of their shares and who otherwise comply with the requirements set forth in Section 262 of the DGCL will be entitled to appraisal rights in connection with the Merger. Strict compliance with the statutory procedures in Section 262 of the DGCL is required. Failure to timely and properly comply with such statutory requirements will result in the loss of your appraisal rights. The relevant provisions of the DGCL are included as Annex F to this proxy statement/prospectus.
You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising your appraisal rights, Spectrum stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel. Failure to strictly comply with these provisions will result in the loss of appraisal rights. See the section titled “Appraisal Rights” starting on page 188 for additional information, and the text of Section 262 of the DGCL reproduced in its entirety as Annex F to this proxy statement/prospectus.
Conditions to the Completion of the Merger (Page 146)
The obligations of each of Assertio and Spectrum to complete the Merger are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable law), at or prior to the closing, of each of the following conditions:
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approval by Spectrum stockholders of the Spectrum merger proposal;

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approval by Assertio stockholders of the Assertio share issuance proposal;

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no restraining orders, injunctions or other judgments, orders or decrees issued by any court of competent jurisdiction or other legal restraints or prohibitions, or any law enacted, entered, promulgated or enforced by any governmental entity that, in any case, remains in effect and prevents, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

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the termination or expiration of any applicable waiting period (or extension thereof) under the HSR Act;

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the approval for listing by Nasdaq SM of the shares of Assertio common stock to be issued to Spectrum stockholders in the Merger, subject to official notice of issuance;

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the execution of the CVR Agreement by Assertio and the Rights Agent and its continued effectiveness; and

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the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part registering the Assertio common stock issuable pursuant to the Merger Agreement and the absence of any stop order or proceedings (commenced or threatened in writing by the SEC) with respect thereto.

In addition, each party’s obligation to complete the Merger is subject to, among other things, the accuracy of certain representations and warranties of the other party and the compliance by such other party with certain of its covenants, in each case, subject to the materiality standards set forth in the Merger Agreement, and the absence of the occurrence of any material adverse effect. Additionally, Spectrum’s obligation to complete the Merger is also subject to its receipt of an opinion, delivered by Gibson, Dunn & Crutcher LLP or another nationally recognized tax counsel acceptable to Assertio and Spectrum, that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.
Neither Assertio nor Spectrum can be certain when, or if, the conditions to the Merger will be satisfied or waived, or that the Merger will be completed.
No Solicitation of Acquisition Proposals (Page 138)
As more fully described under “The Merger Agreement — No Solicitation of Acquisition Proposals,” subject to the exceptions summarized below, Assertio and Spectrum have each agreed that they will not (a) initiate, solicit, knowingly assist, knowingly induce or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any proposal or offer that constitutes, or would be reasonably expected to lead to, an acquisition proposal (as defined under “The Merger Agreement — No Solicitation of Acquisition Proposals”), (b) engage in, continue or participate in any discussions or negotiations with any person (other than Assertio or Spectrum and each of their respective affiliates and representatives, as applicable) concerning any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal, (c) furnish or provide or cause to be furnished or provided any non-public information or data relating to Assertio or Spectrum or their respective subsidiaries, as applicable, in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal, or (d) resolve or agree to do any of the foregoing.
Notwithstanding the restrictions described above, if at any time prior to obtaining approval of the Spectrum merger proposal, in the case of Spectrum, or the Assertio share issuance proposal, in the case of Assertio, Assertio or Spectrum, as applicable, receives an unsolicited bona fide, written acquisition proposal from a third party after the date of the Merger Agreement that did not result from a material breach of the non-solicitation provisions in the Merger Agreement and that the Assertio or Spectrum board of directors, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisor) constitutes or would reasonably be expected to lead to a superior proposal (as defined under “The Merger Agreement — No Solicitation of Acquisition Proposals”) and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with such board of directors’ fiduciary duties to such party and its stockholders under applicable legal requirements, Assertio or Spectrum, as applicable, may (a) furnish information with respect to Assertio or Spectrum, as applicable, to the party making the acquisition proposal, and (b) participate in discussions or negotiations with the party making the acquisition proposal, in either case, subject to certain conditions and obligations in the Merger Agreement.
Assertio and Spectrum have also agreed to notify the other (a) promptly following (and in any event, within 24 hours of the receipt of) any acquisition proposal and (b) to keep the other party reasonably informed on a current basis (and in any event, within 24 hours) as to the status of any acquisition proposal, including informing the other party of any material change to such acquisition proposal’s terms, the status of any negotiations, and any change in its intentions.
No Change of Recommendation (Page 140)
The Merger Agreement provides that, among other restrictions and subject to certain exceptions, neither the Assertio nor Spectrum board of directors, nor any committee thereof, will (a) withdraw, change, qualify, withhold, amend or modify in a manner adverse the other party (or publicly propose to do so), the Assertio board of directors’ recommendation to Assertio stockholders to approve the share issuance or the Spectrum board of directors’ recommendation to Spectrum stockholders to adopt the Merger Agreement, as applicable, or (b) adopt, approve or recommend (or publicly propose to do so) any acquisition proposal.
Notwithstanding the restrictions described above, at any time prior to obtaining the approval by Assertio stockholders of the Assertio share issuance proposal or by Spectrum stockholders of the Spectrum merger proposal, as the case may be, the Assertio or Spectrum board of directors, as applicable, may make a change of recommendation and/or terminate the Merger Agreement to concurrently enter into a definitive agreement with respect to an acquisition proposal if it determines in good faith (after consultation with its outside legal counsel and financial advisor) that such acquisition proposal is a superior proposal and that failure to take such action with respect to such acquisition proposal would reasonably be expected to be inconsistent with the such board of directors’ fiduciary duties to such party and its stockholders under applicable legal requirements (and subject to compliance with certain obligations set forth in the Merger Agreement, including providing the other party with prior notice and the opportunity to negotiate for a period to match the terms of the superior proposal and payment of the applicable termination fee concurrent with any such termination of the Merger Agreement).
In addition, the Assertio or Spectrum board of directors, as the case may be, is permitted under certain circumstances, prior to obtaining stockholder approval of the Assertio share issuance proposal, in the case of Assertio, or the Spectrum merger proposal, in the case of Spectrum, and subject to compliance with certain obligations set forth in the Merger Agreement (including providing the other party with prior notice and the opportunity to negotiate during such notice period to amend the terms of the Merger Agreement) to make a change of recommendation in response to an intervening event (unrelated to an acquisition proposal) if the Assertio or Spectrum board of directors, as applicable, determines in good faith (after consultation with its outside legal counsel and financial advisor) that the failure to do so would be reasonably likely to be inconsistent with its fiduciary duties.
Termination of the Merger Agreement (Page 148)
The Merger Agreement may be terminated and the Merger abandoned:
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by mutual written consent of Assertio and Spectrum at any time prior to the effective time;

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by either party, if the Merger has not been consummated on or prior to the Termination Date, including any automatic extensions thereof (however, a party may not terminate the Merger Agreement if such party’s material breach of any of its obligations under the Merger Agreement materially contributed to the failure of the closing to have occurred by the Termination Date);

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by either party, if a governmental authority of competent jurisdiction issues a final and non-appealable order or adopts or enacts a law that is final and non-appealable that permanently prevents, enjoins or makes illegal the consummation of the Merger (however, a party may not terminate the Merger Agreement if such party has (i) not used reasonable best efforts to contest, appeal and remove such restraint or (ii) failed in any material respect to comply with any of its obligations under the Merger Agreement with respect to obtaining regulatory approvals);

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by either party, if the other party has made a change of recommendation, prior to the other party obtaining its required stockholder approval;

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by either party, if either the Spectrum merger proposal or the Assertio share issuance proposal is not approved at the Spectrum special meeting or the Assertio special meeting, respectively, including any postponement or adjournment thereof;

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by either party, if prior to obtaining such party’s stockholder approval, (a) such party’s board of directors shall have authorized the party to enter into a definitive agreement relating to a superior proposal and (b) concurrently with the termination of the Merger Agreement, such party enters into the definitive agreement relating to a superior proposal and pays the other party the applicable termination fee pursuant to the Merger Agreement; or

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by either party, if the other party breaches or fails to perform any its representations, warranties, covenants or agreements in the Merger Agreement and such breach or failure to perform (a) would result in the failure of certain conditions to closing and (b) is not curable by the Termination Date or, if curable, is not cured by the date that is 30 days following written notice describing such breach (however, the terminating party may not exercise this termination right if it is then in breach of any covenant or agreement contained in the Merger Agreement which breach would give rise to the failure of a condition to the Merger Agreement regarding accuracy of representations and warranties and compliance with covenants).

Termination Fees (Page 149)
Each party has agreed to pay a termination fee to the other party equal to $8,300,000, less the amount of previously paid expenses, if any, if the Merger Agreement is terminated in certain circumstances, including if the board of directors of such party authorizes entry into a definitive agreement relating to a superior proposal. If the Merger Agreement is terminated by either party due to the other party’s failure to receive the requisite approval of its stockholders, then the party that failed to obtain such approval will be required to reimburse the other party for up to $1,000,000 of reasonable and documented out-of-pocket fees and expenses incurred in connection with the transactions contemplated by the Merger Agreement.
Accounting Treatment (Page 124)
Assertio prepares its financial statements in accordance with GAAP. The Merger will be accounted for using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, Business Combinations, with Assertio representing the accounting acquirer under this guidance. Assertio will record assets acquired, including identifiable intangible assets, and liabilities assumed from Spectrum at their respective fair values at the date of completion of the Merger. Any excess of the purchase price (as described in Note 2 (Basis of Pro Forma Presentation) to the unaudited pro forma condensed combined financial information) over the net fair value of such assets and liabilities will be recorded as goodwill.
The financial condition and results of operations of Assertio after completion of the Merger will reflect Spectrum after completion of the Merger, but will not be restated retroactively to reflect the historical financial condition or results of operations of Spectrum. The earnings of Assertio following completion of the Merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on amortization expense. Goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Assertio determines that tangible or intangible assets (including goodwill) are impaired, Assertio would record an impairment charge at that time.
Litigation Relating to the Merger (Page 124)
Following the announcement of the Merger, two purported shareholders of Spectrum filed complaints against Spectrum and each member of the Spectrum board of directors alleging violations of the federal securities laws. The complaints generally allege that Spectrum filed a materially incomplete and misleading Registration Statement on Form S-4 with the SEC and that, as a result, all defendants violated Section 14(a) of the Exchange Act and that each member of the Spectrum board of directors violated Section 20(a) of the Exchange Act. The alleged omissions relate to (i) the sales process leading up to the proposed transaction; (ii) certain financial projections for Spectrum; (iii) certain financial projections for Assertio; (iv) the financial analyses by Guggenheim Securities; (v) the financial analyses by SVB; and (vi) the financial analyses by Wainwright. The complaints seek (i) injunctive relief; (ii) rescission in the event the Merger is consummated or alternatively rescissory damages; (iii) a direction that the Spectrum board of directors issue a revised Registration Statement; (iv) plaintiff’s attorneys’ and experts’ fees and costs; and (v) other such relief that the court deems just and proper.
Additional lawsuits related to the Merger may be filed in the future, which could prevent or delay completion of the Merger.
U.S. Federal Income Tax Considerations Relating to the Merger (Page 169)
Assertio and Spectrum intend that, for U.S. federal income tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). It is a condition to Spectrum’s obligation to consummate the Merger that Spectrum receive an opinion, dated as of the closing date, from Gibson, Dunn & Crutcher LLP or such other nationally recognized tax counsel reasonably acceptable to Spectrum and Assertio, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger will qualify for the Intended Tax Treatment. Assuming the Merger qualifies for the Intended Tax Treatment, a holder of shares of Spectrum common stock that is subject to U.S. federal income taxation generally, subject to the following sentence, is expected to recognize gain (but not loss) for U.S. federal income tax purposes upon the exchange of such shares for shares of Assertio common stock and the CVRs in the Merger in an amount equal to the lesser of (i) any gain realized with respect to such shares of Spectrum common stock and (ii) the fair market value of the CVRs. The U.S. federal income tax consequences of the Merger are subject to substantial uncertainty, particularly if Milestone Payments are paid in Assertio common stock, in which case it is possible such common stock is treated as additional Assertio common stock received in the Merger which generally would not be taxable upon receipt.
See “U.S. Federal Income Tax Considerations Relating to the Merger” for a more complete description of U.S. federal income tax considerations relating to the Merger for holders of shares of Spectrum common stock. Please consult your tax advisors as to the specific tax consequences of the Merger to you.
Comparison of Stockholders’ Rights (Page 177)
Upon completion of the Merger, Spectrum stockholders receiving shares of Assertio common stock will become Assertio stockholders. The rights of Assertio stockholders will be governed by the DGCL and the Assertio charter and Assertio bylaws in effect at the effective time. As Assertio and Spectrum are both Delaware corporations, the rights of Assertio and Spectrum stockholders are not materially different. However, there are certain differences in the rights of Assertio stockholders under the Assertio charter and Assertio bylaws and of Spectrum stockholders under the Spectrum charter and bylaws. See “Comparison of Stockholders’ Rights.”
Listing of Assertio Common Stock; Delisting and Deregistration of Spectrum Common Stock (Page 125)
It is a condition to the Merger that the shares of Assertio common stock to be issued to Spectrum stockholders in the Merger be approved for listing on Nasdaq SM, subject to official notice of issuance. If the Merger is completed, Spectrum common stock will be delisted from Nasdaq CM and deregistered under the Exchange Act, following which Spectrum will no longer be required to file periodic reports with the SEC with respect to Spectrum common stock.
Spectrum has agreed to cooperate with Assertio prior to the closing to cause the Spectrum common stock to be delisted from Nasdaq CM and be deregistered under the Exchange Act as soon as practicable after the effective time.
Risk Factors (Page 36)
In evaluating the Merger Agreement, the Merger and the share issuance, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed under “Risk Factors.”

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined balance sheet as of March 31, 2023, gives effect to the Merger as if it had occurred on March 31, 2023. The presentation of the unaudited pro forma condensed combined statements of comprehensive income for the three months ended March 31, 2023, and the fiscal year ended December 31, 2022, reflects the combined results of operations as if the Merger had occurred on January 1, 2022. The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of results that would have occurred had the Merger been completed as of the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to be indicative of the future financial position or operating results of the combined operations and does not reflect the costs of any integration activities nor any benefits that may result from realization of future cost savings from operating efficiencies or revenue or other synergies expected to result from the Merger. Future results may vary significantly from the results reflected because of various factors, including those discussed under “Risk Factors.” The selected unaudited pro forma condensed combined financial information should be read together with “Unaudited Pro Forma Condensed Combined Financial Information.”
This unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effect of the Merger. Such information is based on the following historical consolidated financial statements of Assertio and Spectrum that are incorporated by reference into this joint proxy statement/prospectus, as adjusted to give effect to the Merger:
•
Assertio

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Audited historical consolidated financial statements, as included in Assertio’s Annual Report on Form 10-K for the year ended December 31, 2022

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Interim unaudited historical condensed consolidated financial statements, as included in Assertio’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023

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Spectrum

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Audited historical consolidated financial statements, as included in Spectrum’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022

•
Interim unaudited historical condensed consolidated financial statements, as included in Spectrum’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023

For more information regarding such historical consolidated financial statements and related notes, see “Where You Can Find Additional Information.”

ASSERTIO HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF MARCH 31, 2023
(in millions)
	Historical		Transaction Accounting Adjustments	Pro Forma Combined
	Assertio	Spectrum
Cash and cash equivalents and marketable securities	$69	$56	$(29)	$96
Total assets	$414	$108	$213	$735
Total debt	$39	$29	$(29)	$39
Total liabilities	$164	$81	$0	$245
Total shareholders’ equity	$251	$27	$213	$491

ASSERTIO HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
COMPREHENSIVE INCOME
THREE MONTHS ENDED MARCH 31, 2023
(in millions, except per share amounts)
	Historical		Transaction Accounting Adjustments	Pro Forma Combined
	Assertio	Spectrum
Revenues	$42	$16	$—	$58
Income (loss) from operations	$5	$(5)	$(5)	$(5)
Net loss and comprehensive loss	$(3)	$(5)	$(3)	$(11)
Basic net loss per share	$(0.07)	$—		$(0.13)
Diluted net loss per share	$(0.07)	$—		$(0.13)

ASSERTIO HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
COMPREHENSIVE INCOME
YEAR ENDED DECEMBER 31, 2022
(in millions, except per share amounts)
	Historical		Transaction Accounting Adjustments	Pro Forma Combined
	Assertio	Spectrum
Revenues	$156	$10	$—	$166
Income (loss) from operations	$39	$(73)	$(59)	$(93)
Net income (loss) and comprehensive income (loss)	$110	$(78)	$(44)	$(12)
Basic net income (loss) per share	$2.33	$(0.43)		$(0.14)
Diluted net income (loss) per share	$2.03	$(0.43)		$(0.14)

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
The registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, the documents that Assertio and Spectrum refer you to in the registration statement and oral statements made or to be made by Assertio and Spectrum include certain “forward-looking statements” within the meaning of, and subject to the safe harbor created by, Section 27A of the Securities Act, Section 21E of the Exchange Act and the Private Securities Litigation Reform Act of 1995, which are referred to as the “safe harbor provisions.” Statements contained or incorporated by reference in the registration statement of which this joint proxy statement/prospectus forms a part that are not historical facts are forward-looking statements, including statements about the beliefs and expectations of Assertio and Spectrum management relating to the Merger and future financial condition and performance. Words such as “believe,” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements that are intended to be covered by the safe harbor provisions. Investors are cautioned that any forward-looking statements are subject to known and unknown risks and uncertainties, many of which are beyond the control of both companies, and which may cause actual results and future trends to differ materially from those matters expressed in, or implied or projected by, such forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus. Although these forward-looking statements are based on assumptions that Assertio and Spectrum management, as applicable, believe to be reasonable, they can give no assurance that these expectations will prove to be correct. Investors are cautioned not to place undue reliance on these forward-looking statements. Among the risks and uncertainties that could cause actual results to differ from those described in forward-looking statements are the following:
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the occurrence of any change, event, series of events or circumstances that could give rise to the termination of the Merger Agreement, including a termination of the Merger Agreement under circumstances that could require Assertio to pay a termination fee to Spectrum or require Spectrum to pay a termination fee to Assertio;

•
uncertainties related to the timing of the receipt of required regulatory approvals for the Merger and the possibility that Assertio and Spectrum may be required to accept conditions that could reduce or eliminate the anticipated benefits of the Merger as a condition to obtaining regulatory approvals or that the required regulatory approvals might not be obtained at all;

•
the price of Assertio and Spectrum common stock could change before the completion of the Merger, including as a result of uncertainty as to the long-term value of the common stock of the combined company or as a result of broader stock market movements;

•
the possibility that the parties are unable to complete the Merger due to the failure of Assertio stockholders to approve the share issuance or of Spectrum stockholders to adopt the Merger Agreement, or the failure to satisfy any of the other conditions to the completion of the Merger, or unexpected delays in satisfying any conditions;

•
delays in closing, or the failure to close, the Merger for any reason, could negatively impact Assertio, Spectrum or the combined company;

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risks that the pendency or completion of the Merger and the other transactions contemplated by the Merger Agreement disrupt current plans and operations, which may adversely impact Assertio’s or Spectrum’s respective businesses;

•
difficulties or delays in integrating the businesses of Assertio and Spectrum following completion of the Merger or fully realizing the anticipated synergies or other benefits expected from the Merger;

•
certain restrictions during the pendency of the proposed Merger that may impact the ability of Assertio or Spectrum to pursue certain business opportunities or strategic transactions;

•
the nature, cost and outcome of any litigation and other legal proceedings, including any such proceedings related to the proposed Merger and instituted against Assertio, Spectrum, their directors and/or others;

•
risks related to the diversion of the attention and time of Assertio or Spectrum management from ongoing business concerns;

•
the risk that the proposed Merger or any announcement relating to the proposed Merger could have an adverse effect on the ability of Assertio or Spectrum to retain and hire key personnel or maintain relationships with customers, suppliers, distributors, vendors, strategic partners or other third parties, including regulators and other governmental authorities or agencies, or on Assertio’s or Spectrum’s respective operating results and businesses generally;

•
the potentially significant amount of any costs, fees, expenses, impairments or charges related to the Merger;

•
the risk that the Milestones pursuant to the CVR Agreement are not achieved;

•
the potential dilution of Assertio and Spectrum stockholders’ ownership percentage of the combined company as compared to their ownership percentage of Assertio or Spectrum, as applicable, prior to the Merger;

•
the business, economic, political and other conditions in the countries in which Assertio or Spectrum operate;

•
events beyond the control of Assertio and Spectrum, such as acts of terrorism, epidemics, pandemics or disease outbreaks, including the continuation or worsening of the COVID-19 pandemic, and changes in applicable law;

•
the potential dilution of the combined company’s earnings per share as a result of the Merger;

•
Assertio and Spectrum directors and executive officers having interests in the Merger that are different from, or in addition to, the interests of Assertio and Spectrum stockholders generally; and

•
the possibility that the combined company’s results of operations, cash flows and financial position after the Merger may differ materially from the unaudited pro forma condensed combined financial information contained in this proxy statement/prospectus.

For further discussion of these and other risks, contingencies and uncertainties applicable to Assertio and Spectrum, their respective businesses and the proposed Merger, see “Risk Factors” in this joint proxy statement/prospectus and in similarly titled sections in Assertio’s and Spectrum’s other filings with the SEC that are incorporated by reference herein. See “Where You Can Find More Information.”
All subsequent written or oral forward-looking statements attributable to Assertio, Spectrum or any person acting on either of their behalf are expressly qualified in their entirety by these cautionary statements. Neither Assertio nor Spectrum is under any obligation to update, alter or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events or otherwise, and each expressly disclaims any obligation to do so, except as may be required by law.

RISK FACTORS
In considering how to vote on the proposals to be considered and voted on at the Assertio and Spectrum special meetings, you are urged to carefully consider all of the information contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.” You should also read and consider the risks associated with each of the businesses of Assertio and Spectrum because those risks will affect the combined company. The risks associated with the business of Assertio can be found in Assertio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and the risks associated with the business of Spectrum can be found in Spectrum’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof), each of which is incorporated by reference in this joint proxy statement/prospectus. In addition, you are urged to carefully consider the following material risks relating to the Merger and the businesses of Assertio, Spectrum and the combined company.
Risks Relating to the Merger
Because the exchange ratio is fixed and will not be adjusted in the event of any change in the price of either Assertio or Spectrum common stock, and because of the uncertainty of the value of, and the ultimate realization on, the CVRs, the value of the consideration that Spectrum stockholders will receive in the Merger is uncertain.
Upon completion of the Merger, each share of Spectrum common stock outstanding immediately prior to the Merger, other than shares held in treasury by Spectrum or held directly by Assertio or Merger Sub, will be converted into the right to receive 0.1783 shares of Assertio common stock (with cash, without interest and less any applicable withholding taxes, in lieu of any fractional shares of Assertio common stock), and one CVR, as described in more detail in the accompanying joint proxy statement/prospectus under the heading “The Merger Agreement — Merger Consideration.” This exchange ratio is fixed in the Merger Agreement and will not be adjusted for changes in the market price of either Assertio or Spectrum common stock prior to the completion of the Merger. The market prices of Assertio and Spectrum common stock have fluctuated prior to and after the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this joint proxy statement/prospectus to the dates of the Assertio and Spectrum special meetings, and through the date the Merger is consummated. Moreover, the CVRs are non-transferable and there is also uncertainty regarding the value of the CVRs and whether any payment will ultimately be realized on the CVRs, even if the Milestones are satisfied.
Because the value of the Merger Consideration will depend on the market price of Assertio common stock at the time the Merger is completed and the ultimate realization of the CVRs, Spectrum stockholders will not know or be able to determine at the time of the Spectrum special meeting the market value of the Merger Consideration they would receive upon completion of the Merger. Similarly, Assertio stockholders will not know or be able to determine at the time of the Assertio special meeting the market value of the shares of Assertio common stock to be issued pursuant to the Merger Agreement compared to the market value of the shares of Spectrum common stock that are being exchanged in the Merger.
Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in Assertio’s or Spectrum’s respective businesses, operations and prospects, the uncertainty as to the extent of the duration, scope and impact of the COVID-19 pandemic, market assessments of the likelihood that the Merger will be completed, interest rates, general market, industry and economic conditions and other factors generally affecting the respective prices of Assertio and Spectrum common stock, federal, state and local legislation, governmental regulation and legal developments in the industry segments in which Assertio and Spectrum operate, and the timing of the Merger and receipt of required regulatory approvals.
Many of these factors are beyond the control of Assertio and Spectrum, and neither Assertio nor Spectrum is permitted to terminate the Merger Agreement solely due to a decline in the market price of the common stock of the other party. You are urged to obtain current market quotations for Assertio and Spectrum common stock in determining whether to vote in favor of the Assertio share issuance proposal, in the case of Assertio stockholders, or the Spectrum merger proposal, in the case of Spectrum stockholders.

The market price of Assertio common stock will continue to fluctuate after the Merger.
Upon completion of the Merger, Spectrum stockholders will become holders of Assertio common stock. The market price of the common stock of the combined company will continue to fluctuate, potentially significantly, following completion of the Merger, including for the reasons described above. As a result, former Spectrum stockholders could lose some or all of the value of their investment in Assertio common stock. In addition, any significant price or volume fluctuations in the stock market generally could have a material adverse effect on the market for, or liquidity of, the Assertio common stock received in the Merger, regardless of the combined company’s actual operating performance.
The Merger may not be completed and the Merger Agreement may be terminated in accordance with its terms.
The Merger is subject to a number of conditions that must be satisfied, including the approval by Assertio stockholders of the Assertio share issuance proposal and approval by Spectrum stockholders of the Spectrum merger proposal, or waived (to the extent permitted), in each case prior to the completion of the Merger. These conditions are described under “The Merger Agreement — Conditions to the Completion of the Merger.” These conditions to the completion of the Merger, some of which are beyond the control of Assertio and Spectrum, may not be satisfied or waived in a timely manner or at all, and, accordingly, the Merger may be delayed or not completed.
Additionally, either Assertio or Spectrum may terminate the Merger Agreement under certain circumstances, including, among other reasons, if the Merger is not completed by the Termination Date. In addition, if the Merger Agreement is terminated under specified circumstances, including if the board of directors of Assertio or Spectrum authorizes entry into a definitive agreement relating to a superior proposal, such party will be required to pay a termination fee to the other party equal to $8.3 million, less the amount of previously paid expenses, if any. If the Merger Agreement is terminated under other specified circumstances, including the failure to receive certain required regulatory approvals, then the party that failed to obtain such approval will be required to reimburse the other party for up to $1.0 million of reasonable and documented out-of-pocket fees and expenses incurred in connection with the transaction. See “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees” for a more complete discussion of the circumstances under which the Merger Agreement could be terminated and when a termination fee may be payable by Assertio or Spectrum.
The termination of the Merger Agreement could negatively impact Assertio or Spectrum and the trading prices of the Assertio or Spectrum common stock.
If the Merger is not completed for any reason, including because Assertio stockholders fail to approve the Assertio share issuance proposal or because Spectrum stockholders fail to approve the Spectrum merger proposal, the ongoing businesses of Assertio and Spectrum may be adversely affected and, without realizing any of the expected benefits of having completed the Merger, Assertio and Spectrum would be subject to a number of risks, including the following:
•
each company may experience negative reactions from the financial markets, including negative impacts on its stock price;

•
each company may experience negative reactions from its customers, suppliers, distributors and employees;

•
each company will be required to pay its respective costs relating to the Merger, such as financial advisory, legal, financing and accounting costs and associated fees and expenses, whether or not the Merger is completed;

•
the Merger Agreement places certain restrictions on the conduct of each company’s business prior to completion of the Merger and such restrictions, the waiver of which is subject to the consent of the other company (not to be unreasonably withheld, conditioned or delayed), which may have prevented Assertio and Spectrum from taking actions during the pendency of the Merger that would have been beneficial (see “The Merger Agreement — Conduct of Business Prior to the Merger’s Completion” for a description of the restrictive covenants applicable to Assertio and Spectrum); and

•
matters relating to the Merger (including integration planning) will require substantial commitments of time and resources by Assertio and Spectrum management, which could otherwise have been devoted to day-to-day operations or to other opportunities that may have been beneficial to Assertio or Spectrum, as applicable, as an independent company.

The market price for shares of Assertio common stock may be affected by factors different from, or in addition to, those that historically have affected or currently affect the market prices of shares of Assertio or Spectrum common stock.
Upon consummation of the Merger, Assertio stockholders and Spectrum stockholders will both hold shares of common stock in the combined company. Assertio’s businesses differ from those of Spectrum, and Spectrum’s businesses differ from those of Assertio, and, accordingly, the results of operations of the combined company will be affected by some factors that are different from those currently or historically affecting the results of operations of Assertio and Spectrum. The results of operations of the combined company may also be affected by factors different from those that currently affect or have historically affected either Assertio or Spectrum. For a discussion of the businesses of each of Assertio and Spectrum and some important factors to consider in connection with those businesses, see “The Parties to the Merger” and the other information contained or incorporated in this joint proxy statement/prospectus. See “Where You Can Find More Information.”
Based on the number of shares of Spectrum common stock outstanding as of June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, it is expected that Assertio will issue approximately 36.6 million shares of Assertio common stock in the Merger (without consideration of the shares of Assertio common stock underlying the CVRs). Former Spectrum stockholders may decide not to hold the shares of Assertio common stock that they will receive in the Merger, and Assertio stockholders may decide to reduce their investment in Assertio as a result of the changes to Assertio’s investment profile as a result of the Merger. Other Spectrum stockholders, such as funds with limitations on their permitted holdings of stock in individual issuers, may be required to sell the shares of Assertio common stock that they receive in the Merger. Such sales of Assertio common stock could have the effect of depressing the market price for Assertio’s common stock.
The shares of common stock of the combined company to be received by Spectrum stockholders as a result of the Merger will have rights different from the shares of Spectrum common stock.
Upon completion of the Merger, Spectrum stockholders will no longer be stockholders of Spectrum, but will instead become stockholders of Assertio. As Assertio and Spectrum are both Delaware corporations, the rights of Assertio and Spectrum stockholders are not materially different. However, there are certain differences in the rights of Assertio stockholders under Assertio’s amended and restated certificate of incorporation, which is referred to as the “Assertio charter,” and Assertio’s amended and restated bylaws, which are referred to as the “Assertio bylaws,” and of Spectrum stockholders under Spectrum’s restated certificate of incorporation, which is referred to as the “Spectrum charter,” and Spectrum’s third amended and restated bylaws, which are referred to as the “Spectrum bylaws.” See “Comparison of Stockholders’ Rights” for a discussion of these rights.
After the Merger, Spectrum stockholders will have a significantly lower ownership and voting interest in Assertio than they currently have in Spectrum and will exercise less influence over management and policies of the combined company.
Based on the number of shares of Assertio and Spectrum common stock outstanding on June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the Merger (without consideration of the shares of Assertio common stock underlying the CVRs), former Spectrum stockholders are expected to own approximately 35% of the outstanding shares of Assertio common stock (without consideration of any potential shares of Assertio common stock underlying the CVRs) and Assertio stockholders immediately prior to the Merger are expected to own approximately 65% of the outstanding shares of Assertio common stock. Consequently, former Spectrum stockholders will have less influence over the management and policies of the combined company than they currently have over the management and policies of Spectrum.

Until the completion of the Merger or the termination of the Merger Agreement in accordance with its terms, Assertio and Spectrum are each prohibited from entering into certain transactions and taking certain actions that might otherwise be beneficial to Assertio, Spectrum and/or their respective stockholders.
From and after the date of the Merger Agreement and prior to completion of the Merger, the Merger Agreement restricts Assertio and Spectrum from taking specified actions without the consent of the other party and requires that the business of each company and its respective subsidiaries be conducted in the ordinary course in all material respects. These restrictions may prevent Assertio or Spectrum, as applicable, from taking actions during the pendency of the Merger that would have been beneficial. Adverse effects arising from these restrictions during the pendency of the Merger could be exacerbated by any delays in consummation of the Merger or termination of the Merger Agreement. See “The Merger Agreement —  Conduct of Business Prior to the Merger’s Completion.”
Obtaining required approvals and satisfying closing conditions may prevent or delay completion of the Merger.
The Merger is subject to a number of conditions to closing as specified in the Merger Agreement. These closing conditions include, among others, (i) approval by Spectrum stockholders of the Spectrum merger proposal, (ii) approval by Assertio stockholders of the Assertio share issuance proposal, (iii) the absence of restraining orders, injunctions or other judgments, orders or decrees issued by any court of competent jurisdiction or other legal restraints or prohibitions, or any law enacted, entered, promulgated or enforced by any governmental entity that, in any case, remains in effect and prevents, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement, (iv) the expiration or earlier termination of any applicable waiting period (and any extension thereof), under the HSR Act, (v) approval for listing on Nasdaq SM of the shares of Assertio common stock to be issued in connection with the Merger, subject to official notice of issuance, (vi) execution by Assertio and the Rights Agent of the CVR Agreement, which shall be in full force and effect, and (vii) the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part registering the Assertio common stock issuable pursuant to the Merger Agreement and the absence of any stop order or proceedings (commenced or threatened in writing by the SEC) with respect thereto. The obligation of each of Assertio and Spectrum to consummate the Merger is also conditioned on, among other things, the truth and accuracy of the representations and warranties made by the other party on the date of the Merger Agreement and on the closing date (subject to certain materiality and material adverse effect qualifiers), the performance by the other party in all material respects of its obligations under the Merger Agreement, and there having been no effect that, individually or in the aggregate, may result in, together with all other effects, has constituted or resulted in, or would reasonably be expected to constitute or result in, a material adverse effect. No assurance can be given that the required stockholder, governmental and regulatory consents and approvals will be obtained or that the required conditions to closing will be satisfied, and, if all required consents and approvals are obtained and the required conditions are satisfied, no assurance can be given as to the terms, conditions and timing of such consents and approvals. Any delay in completing the Merger could cause the combined company not to realize, or to be delayed in realizing, some or all of the benefits that Assertio and Spectrum expect to achieve if the Merger is successfully completed within its expected time frame. For a more complete summary of the conditions that must be satisfied or waived prior to completion of the Merger, see “The Merger Agreement — Conditions to the Completion of the Merger.”
Assertio and Spectrum must obtain certain regulatory approvals and clearances to consummate the Merger, which, if delayed, not granted or granted with burdensome or unacceptable conditions, could prevent, substantially delay or impair consummation of the Merger, result in additional expenditures of money and resources or reduce the anticipated benefits of the Merger.
The completion of the Merger is subject to the termination or expiration of any applicable waiting period (or extension thereof) under the HSR Act relating to the transactions contemplated by the Merger Agreement. Regulators can also impose conditions on case approval under the applicable competition laws as they deem necessary or desirable, including, but not limited to, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or to not engage in certain types of conduct.

Under the HSR Act, the Merger may not be completed until Notification and Report Forms have been filed with the U.S. Federal Trade Commission, which is referred to as the “FTC,” and the U.S. Department of Justice, which is referred to as the “DOJ,” and the applicable waiting period (or any extension thereof) has expired or been terminated. A transaction requiring notification under the HSR Act may not be completed until the expiration of the applicable 30-day waiting period following the parties’ filing of their respective HSR notifications or the early termination of that waiting period, at the earliest. Each of Assertio and Spectrum filed an HSR notification with the FTC and the DOJ on May 8, 2023 and the waiting period will expire at 11:59 p.m. Eastern Time on June 7, 2023.
At any time before or after consummation of the Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, the DOJ or the FTC, or any state, could take such action under competition laws as it deems necessary or desirable in the public interest, including seeking to enjoin the completion of the Merger, seeking divestiture of substantial assets of the parties or requiring the parties to license, or hold separate, assets or to terminate existing relationships and contractual rights. Under certain circumstances, private parties may also seek to take legal action against the Merger under competition laws.
Failure to attract, motivate and retain executives and other key employees could diminish the anticipated benefits of the Merger.
The success of the Merger will depend in part on the combined company’s ability to retain the talents and dedication of the professionals currently employed by Assertio and Spectrum. It is possible that these employees may decide not to remain with Assertio or Spectrum, as applicable, while the Merger is pending, or with the combined company. If key employees terminate their employment, or if an insufficient number of employees are retained to maintain effective operations, the combined company’s business activities may be adversely affected and management’s attention may be diverted from successfully integrating Assertio and Spectrum to hiring suitable replacements, all of which may cause the combined company’s business to suffer. In addition, Assertio and Spectrum may not be able to locate suitable replacements for any key employees that leave either company or offer employment to potential replacements on reasonable terms. In addition, there could be disruptions to or distractions for the workforce and management, including disruptions associated with integrating employees into the combined company. No assurance can be given that the combined company will be able to attract or retain key employees of Assertio and Spectrum to the same extent that those companies have been able to attract or retain their own employees in the past.
The Merger, and uncertainty regarding the Merger, may cause customers, suppliers, distributors or strategic partners to delay or defer decisions concerning Assertio or Spectrum and adversely affect each company’s ability to effectively manage its respective business.
The Merger will happen only if the stated conditions are met, including the approval of the Assertio share issuance proposal, the approval of the Spectrum merger proposal and the receipt of required regulatory approvals, among other conditions. Many of the conditions are beyond the control of Assertio and Spectrum, and both parties also have certain rights to terminate the Merger Agreement. Accordingly, there may be uncertainty regarding the completion of the Merger. This uncertainty may cause customers, suppliers, distributors, vendors, strategic partners or others that deal with Assertio or Spectrum to delay or defer entering into contracts with Assertio or Spectrum or making other decisions concerning Assertio or Spectrum or seek to change or cancel existing business relationships with Assertio or Spectrum, which could negatively affect their respective businesses. Any delay or deferral of those decisions or changes in existing agreements could have an adverse impact on the respective businesses of Assertio and Spectrum, regardless of whether the Merger is ultimately completed.
In addition, the Merger Agreement restricts Assertio, Spectrum and each company’s respective subsidiaries from taking certain actions during the pendency of the Merger without the consent of the other party. These restrictions may prevent Assertio and Spectrum from pursuing attractive business opportunities or strategic transactions that may arise prior to the completion of the Merger. See “The Merger Agreement — Conduct of Business Prior to the Merger’s Completion” for a description of the restrictive covenants to which each of Assertio and Spectrum is subject.

The opinions rendered to Assertio and Spectrum from their respective financial advisors will not reflect changes in circumstances between the dates of such opinions and the completion of the Merger.
SVB Securities and Wainwright delivered their oral opinions to the Assertio board of directors on April 24, 2023, which opinions were subsequently confirmed in a written opinion from each of SVB Securities and Wainwright dated as of April 24, 2023, to the effect that as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of each opinion, the Merger Consideration was fair, from a financial point of view, to Assertio.
Guggenheim Securities delivered its oral opinion to the Spectrum board of directors on April 24, 2023, which opinion was subsequently confirmed in a written opinion dated as of April 24, 2023, that as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the scope of review undertaken as set forth in the written opinion, the exchange ratio and CVRs pursuant to the Merger Agreement was fair, from a financial point of view, to the holders of Spectrum common stock.
Neither Assertio nor Spectrum has obtained, nor will either of them obtain, an updated opinion from SVB Securities, Wainwright or Guggenheim Securities, as applicable, regarding the fairness, from a financial point of view, of the Merger Consideration, exchange ratio or CVRs, including as of the date of this joint proxy statement/prospectus or of the special meetings, or prior to the completion of the Merger. Each of the respective opinions of SVB Securities, Wainwright and Guggenheim Securities was necessarily based on general financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to SVB Securities, Wainwright and Guggenheim Securities, as applicable, only as of the dates of the respective opinions of SVB Securities, Wainwright and Guggenheim Securities, and such opinions do not address the fairness of the Merger Consideration, exchange ratio or CVRs, from a financial point of view, at the time the Merger is completed. Changes in the operations and prospects of Assertio or Spectrum, general financial, economic, monetary, market and other conditions, circumstances and factors that may be beyond the control of Assertio and Spectrum, and on which each of the respective opinions of SVB Securities, Wainwright and Guggenheim Securities was based, may alter the value of Assertio or Spectrum or the prices of shares of Assertio or Spectrum common stock by the time the Merger is completed. The opinions of SVB Securities, Wainwright and Guggenheim Securities do not speak as of any date other than the respective dates of such opinions. The recommendation of the Assertio board of directors that Assertio stockholders vote “FOR” the Assertio share issuance proposal and “FOR” the Assertio adjournment proposal and the recommendation of the Spectrum board of directors that Spectrum stockholders vote “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal and “FOR” the Spectrum adjournment proposal are each made as of the date of this joint proxy statement/prospectus. For a description of the opinions that Assertio and Spectrum received from their respective financial advisors, see “The Merger — Opinions of Assertio’s Financial Advisors” and “The Merger — Opinion of Spectrum’s Financial Advisor.”
Whether or not the Merger is completed, the announcement and pendency of the Merger could cause disruptions in the businesses of Assertio and Spectrum, which could have an adverse effect on each company’s respective businesses and financial results.
Whether or not the Merger is completed, the announcement and pendency of the Merger could cause disruptions in the businesses of Assertio and Spectrum, including by diverting the attention of Assertio and Spectrum management toward the completion of the Merger. In addition, Assertio and Spectrum have each diverted significant management resources in an effort to complete the Merger and are each subject to restrictions contained in the Merger Agreement on the conduct of their respective businesses. If the Merger is not completed, Assertio and Spectrum will have incurred significant costs, including the diversion of management resources, for which they will have received little or no benefit.
Spectrum directors and executive officers have interests and arrangements that may be different from, or in addition to, those of Spectrum stockholders generally.
When considering the recommendations of the Spectrum board of directors on how to vote on the proposals described in this joint proxy statement/prospectus, Spectrum stockholders should be aware that

Spectrum directors and executive officers have interests in the Merger that are different from, or in addition to, those of Spectrum stockholders generally. These interests include the continued service of certain Spectrum directors as directors of the combined company, the treatment in the Merger of outstanding equity, equity-based and incentive awards, severance arrangements, other compensation and benefit arrangements, and the right to continued indemnification of former Spectrum directors and officers by the combined company.
Spectrum stockholders should be aware of these interests when they consider the recommendations of the Spectrum board of directors that they vote to approve the Spectrum merger proposal. The Spectrum board of directors was aware of and considered these interests when it determined that the Merger was fair to and in the best interests of Spectrum and its stockholders, approved and declared advisable the Merger Agreement, and recommended that Spectrum stockholders adopt the Merger Agreement. The interests of Spectrum directors and executive officers are described in more detail under “Interests of Spectrum’s Directors and Executive Officers in the Merger.”
Assertio or Spectrum may waive one or more of the closing conditions without re-soliciting stockholder approval.
To the extent permitted by law, Assertio or Spectrum may determine to waive, in whole or part, one or more of the conditions to their respective obligations to consummate the Merger. Assertio and Spectrum currently expect to evaluate the materiality of any waiver and its effect on Assertio or Spectrum stockholders, as applicable, in light of the facts and circumstances at the time to determine whether any amendment of this joint proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination as to whether to waive any condition to the Merger, and as to whether to re-solicit stockholder approval and/or amend this joint proxy statement/prospectus as a result of such waiver, will be made by Assertio or Spectrum, as applicable, at the time of such waiver based on the facts and circumstances as they exist at that time.
The Merger Agreement contains provisions that could discourage a potential competing acquirer that might be willing to pay more to acquire or merge with either Assertio or Spectrum.
The Merger Agreement contains “no solicitation” provisions that restrict the ability of Assertio and Spectrum to, among other things (each as described under “The Merger Agreement — No Solicitation of Acquisition Proposals”):
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initiate, solicit, knowingly assist, knowingly induce or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any proposal or offer that constitutes, or would be reasonably expected to lead to, an acquisition proposal;

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engage in, continue or participate in any discussions or negotiations with any person (other than Assertio or Spectrum and each of their respective affiliates and representatives, as applicable) concerning any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal;

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furnish or provide or cause to be furnished or provided any non-public information or data relating to Assertio or Spectrum or their respective subsidiaries, as applicable, in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal; or

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resolve or agree to do any of the foregoing.

Furthermore, there are only limited exceptions to the requirement under the Merger Agreement that neither the Assertio nor Spectrum boards of directors withdraw, change, qualify, withhold, amend or modify in any way adverse to the other party the Assertio recommendation or the Spectrum recommendation, as applicable (each as defined under “The Merger Agreement — Representations and Warranties”). Although the Assertio or Spectrum board of directors is permitted to effect a change of recommendation, after complying with certain procedures set forth in the Merger Agreement, in response to a superior proposal or to an intervening event (if the applicable board of directors determines in good faith, after consultation with its outside legal counsel and its financial advisor, that a failure to do so would be reasonably likely to be inconsistent with its fiduciary duties under applicable law), such change of recommendation would entitle the other party to terminate the Merger Agreement and collect a termination fee from the party making a change of recommendation. See “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees.”
These provisions could discourage a potential competing acquirer from considering or proposing an acquisition or merger, even if it were prepared to pay consideration with a higher value than that implied by the exchange ratio in the Merger, or might result in a potential competing acquirer proposing to pay a lower per share price than it might otherwise have proposed to pay because of the added expense of the termination fee.
The Merger will involve substantial costs.
Assertio and Spectrum have incurred and expect to incur non-recurring costs associated with combining the operations of the two companies, as well as transaction fees and other costs related to the Merger. As of the date of this joint proxy statement/prospectus, Assertio and Spectrum estimate that their aggregate costs associated with the Merger and related transactions will be approximately $6.7 million and $10.7 million, respectively. These costs include filing and registration fees with the SEC, printing and mailing costs associated with this joint proxy/registration statement, and legal, accounting, investment banking, consulting, public relations and proxy solicitation fees. These costs do not include severance and retention payments that may be made to certain Spectrum employees and costs that will be incurred in connection with the integration of Assertio’s and Spectrum’s businesses. Some of these costs are payable by Assertio or Spectrum regardless of whether the Merger is completed.
The combined company will also incur restructuring and integration costs in connection with the Merger. The costs related to restructuring will be expensed as a cost of the ongoing results of operations of either Assertio or the combined company. There are processes, policies, procedures, operations, technologies and systems that must be integrated in connection with the Merger and the integration of Spectrum’s business. Although Assertio expects that the elimination of duplicative costs, strategic benefits, and additional income, as well as the realization of other efficiencies related to the integration of the businesses, may offset incremental transaction, Merger-related and restructuring costs over time, any net benefit may not be achieved in the near term or at all. Many of these costs will be borne by Assertio even if the Merger is not completed. While Assertio has assumed that certain expenses would be incurred in connection with the Merger and the other transactions contemplated by the Merger Agreement, there are many factors beyond Assertio’s control that could affect the total amount or the timing of the integration and implementation expenses.
Risks Relating to the CVRs
You may not receive any payment on the CVRs.
Your right to receive any future payment on the CVRs will be contingent upon achievement of a Milestone. If any of the Milestones are not achieved for any reason within the time periods specified in the CVR Agreement, no payment will be made under the CVRs, and the CVRs will expire valueless. Accordingly, the value, if any, of the CVRs is speculative, and the CVRs may ultimately have no value. See “The Contingent Value Rights Agreement.”
The CVRs are non-transferable and, therefore, the value of the CVRs is only realizable to the extent that Milestones are achieved.
Holders of the CVRs are not permitted to sell, assign, transfer, pledge, encumber, or in any other manner dispose of the CVRs, in whole or in part, other than in certain highly limited circumstances specified in the CVR Agreement. As a result of this non-transferability, you will realize value from the CVRs only if a Milestone is achieved. See “The Contingent Value Rights Agreement.”

The Milestone Payments are capped based on Assertio’s stock price.
Even if a Milestone is satisfied, the amount of each Milestone Payment may be adjusted to an amount less than $0.10 (including zero) if the closing price of Assertio common stock at the closing of the Merger or on the date a notice of a Milestone Payment is sent to holders of the CVRs could result in the value of the Upfront Merger Consideration constituting less than 80% of the aggregate Merger Consideration. See “The Contingent Value Rights Agreement.”
Assertio shall cause its affiliates to use “diligent efforts” to achieve the Milestones, but, under certain circumstances, Assertio and its affiliates may not be required to take certain actions to achieve the Milestones, which would have an adverse effect on the value, if any, of the CVRs.
Commencing upon closing, Assertio shall cause its affiliates to use “diligent efforts” to achieve the Milestones. However, the CVR Agreement definition of “diligent efforts” allows for the consideration of a variety of factors in determining the efforts Assertio and its affiliates are required to use to achieve each Milestone, and it does not require Assertio and its affiliates to take all possible actions to achieve them. Under the CVR Agreement, the definition of “diligent efforts” requires Assertio’s affiliates to carry out such tasks in a good faith, diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of commercially reasonable efforts that a pharmaceutical company of comparable size and resources as those of Assertio and its affiliates would devote to a product of similar commercial potential and stage in development or product life as ROLVEDON, taking into account its safety, tolerability, and efficacy, its proprietary position (including patent coverage) and profitability (including pricing, supply costs and reimbursement status), the competitiveness of alternative third-party products, the regulatory structure involved, the regulatory environment, and technical, commercial, legal, scientific and/or medical factors. The CVR holders acknowledge that Assertio has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay the Milestone Payments under the CVR Agreement does not create any express or implied obligation to operate Assertio’s business in any particular manner in order to maximize such Milestone Payments. See “The Contingent Value Rights Agreement.”
The U.S. federal income tax treatment of the CVRs is subject to substantial uncertainty.
The treatment of the CVRs and payments, if any, made under the CVRs for U.S. federal income tax purposes is subject to substantial uncertainty. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs pursuant to the Merger and payments, if any, made under the CVRs. Accordingly, the amount of gain a holder of Spectrum common stock that is subject to U.S. federal income taxation recognizes, and the timing and character of such gain, with respect to the CVRs is uncertain.
Whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as part of an “open transaction” or “closed transaction” is inherently factual in nature. Pursuant to U.S. Treasury regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a holder of Spectrum common stock that is subject to U.S. federal income taxation should treat the transaction as a “closed transaction” and include the fair market value of the CVRs as additional consideration received in the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be “reasonably ascertained,” such holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These U.S. Treasury regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable.
Although not free from doubt, for U.S. federal income tax purposes, Assertio intends to treat the CVRs as additional consideration paid in respect of shares of Spectrum common stock exchanged in the Merger as part of a “closed transaction” and, assuming the Merger qualifies for the Intended Tax Treatment (as defined under “U.S. Federal Income Tax Considerations Relating to the Merger”), as taxable “boot.” Assertio’s views and actions as of the date of the Merger are not dispositive with respect to the tax treatment or fair market value of the CVRs and are not binding on the IRS as to the tax treatment of the receipt of CVRs or the fair market value of the CVRs.

See “U.S. Federal Income Tax Considerations Relating to the Merger” on page 169 of this joint proxy statement/prospectus for a more complete description of the treatment of the CVRs and payments, if any, made under the CVRs for U.S. federal income tax purposes.
The Milestones are subject to dollar-for-dollar reductions for costs associated with technology transfers.
Any costs associated with effecting a technology transfer with respect to ROLVEDON will be deducted on a dollar-for-dollar basis from the net revenue used to calculate if the Milestones were exceeded. See “The Contingent Value Rights Agreement.”
Risks Relating to the Combined Company
Combining the businesses of Assertio and Spectrum may be more difficult, costly or time-consuming than expected and the combined company may fail to realize the anticipated benefits of the Merger, which may adversely affect the combined company’s business results and negatively affect the value of the combined company’s common stock.
The success of the Merger will depend on, among other things, the ability of Assertio and Spectrum to combine their businesses in a manner that facilitates growth opportunities and realizes expected cost savings. Assertio and Spectrum have entered into the Merger Agreement because each believes that the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of their respective stockholders and that combining the businesses of Assertio and Spectrum will produce benefits and cost savings. See “The Merger — Recommendation of the Assertio Board of Directors; Assertio’s Reasons for the Merger” and “The Merger — Recommendation of the Spectrum Board of Directors; Spectrum’s Reasons for the Merger.”
However, Assertio and Spectrum must successfully combine their respective businesses in a manner that permits these benefits to be realized. In addition, the combined company must achieve the anticipated growth and cost savings without adversely affecting current revenues and investments in future growth. If the combined company is not able to successfully achieve these objectives, the anticipated benefits of the Merger may not be realized fully, or at all, or may take longer to realize than expected.
An inability to realize the full extent of the anticipated benefits of the Merger and the other transactions contemplated by the Merger Agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, level of expenses and operating results of the combined company, which may adversely affect the value of the common stock of the combined company.
In addition, the actual integration may result in additional and unforeseen expenses, and the anticipated benefits of the integration plan may not be realized. Actual growth and cost savings, if achieved, may be lower than what Assertio and Spectrum expect and may take longer to achieve than anticipated. If Assertio and Spectrum are not able to adequately address integration challenges, they may be unable to successfully integrate their operations or realize the anticipated benefits of the integration of the two companies.
The failure to successfully integrate the businesses and operations of Assertio and Spectrum in the expected time frame may adversely affect the combined company’s future results.
Assertio and Spectrum have operated and, until the completion of the Merger, will continue to operate independently. There can be no assurances that their businesses can be integrated successfully. It is possible that the integration process could result in the loss of key Assertio or Spectrum employees, the loss of customers, the disruption of either company’s or both companies’ ongoing businesses, inconsistencies in standards, controls, procedures and policies, unexpected integration issues, higher than expected integration costs, including any Milestone Payments under the CVRs, and an overall post-completion integration process that takes longer than originally anticipated. Specifically, the following issues, among others, must be addressed in integrating the operations of Assertio and Spectrum in order to realize the anticipated benefits of the Merger so the combined company performs as expected:
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combining the companies’ operations and corporate functions;

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combining the businesses of Assertio and Spectrum and meeting the capital requirements of the combined company, in a manner that permits the combined company to achieve any cost savings or other synergies anticipated to result from the Merger, the failure of which would result in the anticipated benefits of the Merger not being realized in the time frame currently anticipated or at all;

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integrating personnel from the two companies;

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integrating the companies’ technologies and technologies licensed from third parties;

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integrating and unifying the offerings and services available to customers;

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identifying and eliminating redundant and underperforming functions and assets;

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harmonizing the companies’ operating practices, employee development and compensation programs, internal controls and other policies, procedures and processes;

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maintaining existing agreements with customers, suppliers, distributors and vendors, avoiding delays in entering into new agreements with prospective customers, suppliers, distributors and vendors, and leveraging relationships with such third parties for the benefit of the combined company;

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addressing possible differences in business backgrounds, corporate cultures and management philosophies;

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consolidating the companies’ administrative and information technology infrastructure;

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coordinating distribution and marketing efforts;

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managing the movement of certain positions to different locations;

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coordinating geographically dispersed organizations; and

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effecting actions that may be required in connection with obtaining regulatory or other governmental approvals.

In addition, at times the attention of certain members of either company’s or both companies’ management and resources may be focused on completion of the Merger and the integration of the businesses of the two companies and diverted from day-to-day business operations or other opportunities that may have been beneficial to such company, which may disrupt each company’s ongoing business and the business of the combined company.
The combined company may not be able to retain customers, suppliers or distributors, or customers, suppliers or distributors may seek to modify contractual relationships with the combined company, which could have an adverse effect on the combined company’s business and operations. Third parties may terminate or alter existing contracts or relationships with Assertio or Spectrum.
As a result of the Merger, the combined company may experience impacts on relationships with customers, suppliers and distributors that may harm the combined company’s business and results of operations. Certain customers, suppliers or distributors may seek to terminate or modify contractual obligations following the Merger whether or not contractual rights are triggered as a result of the Merger. There can be no guarantee that customers, suppliers and distributors will remain with or continue to have a relationship with the combined company or do so on the same or similar contractual terms following the Merger. If any customers, suppliers or distributors seek to terminate or modify contractual obligations or discontinue the relationship with the combined company, then the combined company’s business and results of operations may be harmed. Furthermore, the combined company will not have long-term arrangements with many of its significant suppliers. If the combined company’s suppliers were to seek to terminate or modify an arrangement with the combined company, then the combined company may be unable to procure necessary supplies from other suppliers in a timely and efficient manner and on acceptable terms, or at all.
Assertio and Spectrum also have contracts with vendors, landlords, licensors and other business partners which may require Assertio or Spectrum, as applicable, to obtain consent from these other parties in connection with the Merger, or which may otherwise contain limitations applicable to such contracts following the Merger. If these consents cannot be obtained, the combined company may suffer a loss of potential future revenue, incur costs and lose rights that may be material to the combined company’s business. In addition, third parties with whom Assertio or Spectrum currently have relationships may terminate or otherwise reduce the scope of their relationship with either party in anticipation of the Merger. Any such disruptions could limit the combined company’s ability to achieve the anticipated benefits of the Merger. The adverse effect of any such disruptions could also be exacerbated by a delay in the completion of the Merger or by a termination of the Merger Agreement.
The combined company may be exposed to increased litigation, which could have an adverse effect on the combined company’s business and operations.
The combined company may be exposed to increased litigation from stockholders, customers, suppliers, distributors, consumers and other third parties due to the combination of Assertio’s and Spectrum’s businesses following the Merger. Such litigation may have an adverse impact on the combined company’s business and results of operations or may cause disruptions to the combined company’s operations.
The Assertio and Spectrum unaudited prospective financial information is inherently subject to uncertainties, the unaudited pro forma condensed combined financial information included in this document is preliminary and the combined company’s actual financial position and results of operations after the Merger may differ materially from these estimates and the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information does not reflect the effect of any divestitures that may be required in connection with the Merger.
The unaudited pro forma condensed combined financial information and unaudited pro forma per share data included in this joint proxy statement/prospectus are presented for illustrative purposes only, contain a variety of adjustments, assumptions and preliminary estimates and are not necessarily indicative of what the combined company’s actual financial position or results of operations would have been had the Merger been completed on the dates indicated. The combined company’s actual results and financial position after the Merger may differ materially and adversely from the unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information does not reflect the effect of any divestitures that may be required in connection with the Merger. See “Comparative Historical Unaudited Pro Forma Per Share Data” and “Unaudited Pro Forma Condensed Combined Financial Statements.”
While presented with numeric specificity, the Assertio and Spectrum unaudited pro forma condensed combined financial information provided in this joint proxy statement/prospectus is based on numerous variables and assumptions (including, but not limited to, those related to industry performance and competition, general business, the semiconductor and related industries, and economic, market and financial conditions and additional matters specific to Assertio’s or Spectrum’s business, as applicable) that are inherently subjective and uncertain and are beyond the control of the respective management teams of Assertio and Spectrum. As a result, actual results may differ materially from the unaudited pro forma condensed combined financial information. Important factors that may affect actual results and cause these unaudited projected financial forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to Assertio’s or Spectrum’s business, as applicable (including each company’s ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, general business and economic conditions. See “The Merger — Assertio Unaudited Financial Projections,” “The Merger — Spectrum Unaudited Financial Projections” and “The Merger — Certain Estimated Synergies.”
The COVID-19 pandemic, including other pandemics, epidemics or outbreaks of a contagious disease, may affect the combined company’s business and operations.
The extent to which the COVID-19 pandemic, including other pandemics, epidemics or outbreaks of a contagious disease, may impact the combined company is highly uncertain and is difficult to predict. The effects and extent will depend on various factors, including, but not limited to, the duration, scope and impact of the illness, and restrictions on business and social distancing guidelines that may be requested or mandated by governmental authorities, including limitations on elective surgeries and in-person physician visits. The impacts include, but are not limited to, delays in the initiation and enrollment of clinical trials, supply chain disruptions, prescriber behavior due to increases in virtual physician visits and volatility of prescriptions associated with elective procedures. For example, although many COVID-19 public health restrictions have eased, future surges could result in additional restrictions or other factors that may contribute to decreases in elective procedures, which in turn may impact the prescriptions associated with these procedures. Ultimately, efforts to mitigate the impact of COVID-19 or any other public health outbreak may not completely prevent the combined company’s business from being adversely affected and future impacts remain uncertain.
Any impairment of the combined company’s tangible, definite-lived intangible or indefinite-lived intangible assets, including goodwill, may adversely impact the combined company’s financial position and results of operations.
The Merger will be accounted for using the acquisition method of accounting under the provisions of ASC 805, Business Combinations, with Assertio representing the accounting acquirer under this guidance. Assertio will record assets acquired, including identifiable intangible assets, and liabilities assumed from Spectrum at their respective fair values at the date of completion of the Merger. Any excess of the purchase price over the net fair value of such assets and liabilities will be recorded as goodwill. In connection with the Merger, the combined company is expected to record significant goodwill and other intangible assets on its consolidated balance sheet. See “Unaudited Pro Forma Condensed Combined Financial Statements.”
Indefinite-lived intangible assets, including goodwill, will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, the combined company determines that tangible or intangible assets, including goodwill, are impaired, the combined company would record an impairment charge at that time. Impairment testing of goodwill and intangible assets requires significant use of judgment and assumptions, particularly as it relates to the determination of fair value. A decrease in the long-term economic outlook and future cash flows of the combined company’s business could significantly impact asset values and potentially result in the impairment of intangible assets, including goodwill, which may have a material adverse impact on the combined company’s financial position and results of operations.
The Assertio bylaws designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the U.S. federal district courts as the exclusive forums for substantially all disputes between Assertio and its stockholders, which will restrict the ability of stockholders of the combined company to choose the judicial forum for disputes with the combined company or its directors, officers or employees.
The Assertio bylaws provide that, unless Assertio consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law, the sole and exclusive forum for the following claims, including claims in the right of Assertio: (i) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity; or (ii) as to which the DGCL confers jurisdiction upon the Court of Chancery. Nothing in the Assertio charter or the Assertio bylaws would preclude stockholders that assert claims under the Exchange Act from bringing such claims in federal court to the extent the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. The Assertio bylaws provide that the U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. However, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.
These forum selection provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with the combined company or its directors, officers or other employees, which may discourage such lawsuits. While Delaware courts have determined that such forum selection provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against the combined company and its directors, officers or other employees in a venue other than in the U.S. federal district courts. In such instance, the combined company would expect to vigorously assert the validity and enforceability of these forum selection provisions. This may require further significant additional costs associated with resolving the dispute in other jurisdictions, and there can be no assurance that the forum selection provisions will be enforced by a court in those other jurisdictions, any of which could seriously harm the combined company’s business.
Other Risk Factors of Assertio and Spectrum
Assertio’s and Spectrum’s businesses are and will be subject to the risks described above. In addition, Assertio and Spectrum are, and will continue to be, subject to the risks described in, as applicable, Assertio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Spectrum’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, Assertio’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023 and Spectrum’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023 as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, each of which are filed with the SEC and incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”

THE PARTIES TO THE MERGER
Assertio Holdings, Inc.
100 South Saunders Rd., Suite 300
Lake Forest, IL 60045
(224) 419-7106
Assertio is a commercial pharmaceutical company offering differentiated products to patients utilizing a non-personal promotional model. Its commercial portfolio of branded products focuses on three areas: neurology, rheumatology, and pain and inflammation. It has built its commercial portfolio through a combination of increased opportunities with existing products, as well as through acquisition and licensing of additional approved products. With 29 employees, Assertio’s principal executive offices are located at 110 South Saunders Rd., Suite 300, Lake Forest, IL 60045, and its telephone number is (224) 419-7106.
Assertio is a Delaware corporation and the Assertio common stock is listed on Nasdaq SM under the ticker symbol “ASRT.”
For more information about Assertio, visit Assertio’s website at www.assertiotx.com. The information contained on or accessible through Assertio’s website (other than the documents incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Assertio is included in the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”
Spectrum Pharmaceuticals, Inc.
Pilot House — Lewis Wharf
2 Atlantic Avenue, 6th Floor,
Boston, Massachusetts 02110
(617) 586-3900
Spectrum is a commercial-stage biopharmaceutical company, with a strategy of acquiring, developing, and commercializing novel and targeted oncology therapies. Spectrum has an in-house clinical development organization with regulatory and data management capabilities, in addition to commercial infrastructure and a field based sales force for our marketed product, ROLVEDON™ (eflapegrastim). Spectrum’s principal executive offices are located at Pilot House — Lewis Wharf, 2 Atlantic Avenue, 6th Floor, Boston, Massachusetts 02110 and its telephone number is (617) 586-3900.
Spectrum is a Delaware corporation and the Spectrum common stock is listed on Nasdaq CM under the ticker symbol “SPPI.”
For more information about Spectrum, visit Spectrum’s website at www.sppirx.com. The information contained on or accessible through Spectrum’s website (other than the documents incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus or any other report or document on file with or furnished to the SEC. Additional information about Spectrum is included in the documents incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”
Spade Merger Sub 1, Inc.
100 South Saunders Rd., Suite 300
Lake Forest, IL 60045
(224) 419-7106
Merger Sub was formed by Assertio solely in contemplation of the Merger, has not conducted any business and has no assets, liabilities or obligations of any nature other than as set forth in the Merger Agreement. By operation of the Merger, Merger Sub will be merged with and into Spectrum, with Spectrum continuing as the surviving corporation and as a wholly owned subsidiary of Assertio.

THE ASSERTIO SPECIAL MEETING
This joint proxy statement/prospectus is being provided to Assertio stockholders in connection with the solicitation of proxies by the Assertio board of directors for use at the Assertio special meeting and at any adjournments or postponements thereof. Assertio stockholders are encouraged to read this entire document carefully, including its annexes and the documents incorporated by reference herein, for more detailed information regarding the Merger Agreement and the transactions contemplated thereby.
Date, Time and Place of the Assertio Special Meeting
The Assertio special meeting is scheduled to be held virtually via live webcast on July 27, 2023, beginning at 12:30 p.m., Central Time, unless postponed to a later date.
Assertio has elected to hold the Assertio special meeting solely by means of remote communication via live webcast. Assertio stockholders will be able to virtually attend and vote at the Assertio special meeting by visiting https://www.cstproxy.com/assertiotx/sm2023 (the “Assertio special meeting website”). Assertio stockholders will need the 12-digit control number found on their proxy card in order to access the Assertio special meeting website and to access the list of Assertio stockholders entitled to vote at the Assertio special meeting during the time of the meeting.
Assertio has retained Continental Stock Transfer to host the live webcast of the Assertio special meeting. On the day of the Assertio special meeting, Continental Stock Transfer may be contacted at (917) 262-2373, and will be available to answer any questions regarding how to virtually attend the Assertio special meeting or if you encounter any technical difficulty accessing or during the Assertio special meeting.
Matters to Be Considered at the Assertio Special Meeting
The purpose of the Assertio special meeting is to consider and vote on each of the following proposals, each of which is further described in this joint proxy statement/prospectus:
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Assertio Proposal 1: Approval of the Share Issuance. To consider and vote on the Assertio share issuance proposal; and

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Assertio Proposal 2: Adjournment of the Assertio Special Meeting. To consider and vote on the Assertio adjournment proposal.

Recommendation of the Assertio Board of Directors
The Assertio board of directors unanimously recommends that Assertio stockholders vote:
•
Assertio Proposal 1: “FOR” the Assertio share issuance proposal; and

•
Assertio Proposal 2: “FOR” the Assertio adjournment proposal.

After careful consideration, the Assertio board of directors unanimously: (i) determined that the terms of the Merger Agreement and the Merger are fair to and in the best interests of Assertio and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the share issuance, each on the terms and subject to the conditions set forth in the Merger Agreement; and (iii) recommended that Assertio stockholders approve of the Assertio share issuance proposal. See “The Merger — Recommendation of the Assertio Board of Directors; Assertio’s Reasons for the Merger.”
Record Date for the Assertio Special Meeting and Voting Rights
The record date to determine Assertio stockholders who are entitled to receive notice of and to vote at the Assertio special meeting or any adjournments or postponements thereof is June 13, 2023. As of the close of business on the Assertio record date, there were 56,512,962 shares of Assertio common stock issued and outstanding and entitled to vote at the Assertio special meeting.
Each Assertio stockholder is entitled to one vote for each share of Assertio common stock such holder owned of record at the close of business on the Assertio record date with respect to each matter properly brought before the Assertio special meeting. Only Assertio stockholders of record at the close of business on the Assertio record date are entitled to receive notice of and to vote at the Assertio special meeting and any and all adjournments or postponements thereof.
Quorum; Abstentions and Broker Non-Votes
A quorum of Assertio stockholders is necessary to conduct the Assertio special meeting. On June 12, 2023, the Assertio board of directors adopted an amendment to the Assertio bylaws lowering the quorum threshold from holders of a majority of the voting power of the issued and outstanding shares of Assertio common stock entitled to vote at a meeting to 33 1∕3%. This change to the bylaws was made as a result of historical difficulties Assertio has faced in seeking to obtain a quorum at its stockholder meetings (difficulties that are heightened in situations like the Assertio special meeting where there are no “routine” matters on the agenda), the high percentage of retail stockholders in Assertio’s stockholder base and the fact that Assertio is not, as of the Assertio record date, a member of any major trading index. Given these factors, the Assertio board of directors determined that, in order to address this ongoing issue (including with respect to the Assertio special meeting), a decrease in Assertio’s quorum threshold was appropriate. The Assertio board of directors also took into account that the new quorum requirement of 33 1∕3% generally is consistent with practices at other similarly situated specialty pharmaceutical companies. The Assertio board of directors further determined to reassess the necessity of this lower quorum threshold in the future should Assertio’s circumstances change.
Because of the bylaws amendment discussed above, the presence, virtually via the Assertio special meeting website or by proxy, of the holders of 33 1∕3% of the voting power of the issued and outstanding shares of Assertio common stock entitled to vote at the Assertio special meeting will constitute a quorum. Shares of Assertio common stock represented at the Assertio special meeting by virtual attendance via the Assertio special meeting website or by proxy and entitled to vote, but not voted, including shares for which an Assertio stockholder directs an “abstention” from voting, will be counted for purposes of determining a quorum. However, because all of the proposals for consideration at the Assertio special meeting are considered “non-routine” matters under Nasdaq SM rules (as described below), shares held in “street name” will not be counted as present for the purpose of determining the existence of a quorum unless the Assertio stockholder provides their bank, broker or other nominee with voting instructions for at least one of the proposals at the Assertio special meeting. If a quorum is not present, the Assertio special meeting will be adjourned or postponed until the holders of the number of shares of Assertio common stock required to constitute a quorum attend.
Under Nasdaq SM rules, banks, brokers or other nominees who hold shares in “street name” on behalf of the beneficial owner of such shares have the authority to vote such shares in their discretion on certain “routine” proposals when they have not received voting instructions from the beneficial owners. However, banks, brokers or other nominees are not allowed to exercise their voting discretion with respect to matters that under Nasdaq SM rules are “non-routine.” This can result in a “broker non-vote,” which occurs on an item when (i) a bank, broker or other nominee has discretionary authority to vote on one or more “routine” proposals to be voted on at a meeting of stockholders, but is not permitted to vote on other “non-routine” proposals without instructions from the beneficial owner of the shares, and (ii) the beneficial owner fails to provide the bank, broker or other nominee with voting instructions on a “non-routine” matter. All of the proposals before the Assertio special meeting are considered “non-routine” matters under Nasdaq SM rules, and banks, brokers or other nominees will not have discretionary authority to vote on any matter before the Assertio special meeting. As a result, Assertio does not expect any broker non-votes at the Assertio special meeting and if you hold your shares of Assertio common stock in “street name,” your shares will not be represented and will not be voted on any matter unless you affirmatively instruct your bank, broker or other nominee how to vote your shares in accordance with the voting instructions provided by your bank, broker or other nominee. It is therefore critical that you cast your vote by instructing your bank, broker or other nominee on how to vote. Brokers will not be able to vote on any of the proposals before the Assertio special meeting unless they have received voting instructions from the beneficial owners.
Required Votes
Except for the Assertio adjournment proposal, the vote required to approve each of the proposals listed below assumes the presence of a quorum at the Assertio special meeting. As described above, Assertio does not expect there to be any broker non-votes at the Assertio special meeting.

Proposal	Required Vote	Effects of Certain Actions
Assertio Proposal 1: Assertio share issuance proposal	Approval requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal.	Any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio share issuance proposal.
An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal to vote on the Assertio share issuance proposal will have the same effect as a vote “AGAINST” the Assertio share issuance proposal. However, assuming a quorum is present at the Assertio special meeting, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Assertio share issuance proposal, voting power will deemed to be withheld with respect to the Assertio share issuance proposal and such failure to provide voting instructions will have no effect on the Assertio share issuance proposal.
Assertio Proposal 2: Assertio adjournment proposal	Approval requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio adjournment proposal.	Any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio adjournment proposal.
An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio adjournment proposal will have the same effect as a vote “AGAINST” the Assertio adjournment proposal. However, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but

Proposal	Required Vote	Effects of Certain Actions
not for the Assertio adjournment proposal, voting power will deemed to be withheld with respect to the Assertio adjournment proposal and such failure to provide voting instructions will have no effect on the Assertio adjournment proposal.
Vote of Assertio Directors and Executive Officers
As of June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, Assertio directors and executive officers, and their affiliates, as a group, owned and were entitled to vote approximately 2.8% of the total outstanding shares of Assertio common stock. Although none of them has entered into any agreement obligating them to do so, Assertio currently expects that all Assertio directors and executive officers will vote their shares “FOR” the Assertio share issuance proposal and “FOR” the Assertio adjournment proposal. See “Interests of Assertio’s Directors and Executive Officers in the Merger.”
Methods of Voting
Registered Stockholders
If you are an Assertio stockholder of record, you may vote at the Assertio special meeting by proxy over the internet or telephone or by mail, or by virtually attending and voting at the Assertio special meeting via the Assertio special meeting website, as described below.
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By Internet:   By following the instructions provided on your proxy card.

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By Telephone:   By following the instructions provided on your proxy card.

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By Mail:   If you have received a paper copy of the proxy materials by mail, you may complete and return by mail the enclosed proxy card in the postage-paid envelope.

•
Virtually via the Assertio Special Meeting Website:   By visiting the Assertio special meeting website, you can virtually attend and vote at the Assertio special meeting. Assertio stockholders who plan to virtually attend the Assertio special meeting will need the 12-digit control number included on their proxy card in order to access the Assertio special meeting website.

Unless revoked, all duly executed proxies representing shares of Assertio common stock entitled to vote at the Assertio special meeting will be voted at the Assertio special meeting and, where a choice has been specified on the proxy card, will be voted in accordance with such specification. If you submit an executed proxy without providing instructions for any proposal, then the Assertio officers identified on the proxy will vote your shares consistent with the recommendation of the Assertio board of directors on such proposal. If you are an Assertio stockholder of record, proxies submitted over the internet or by telephone as described above must be received by 11:59 p.m., Central Time, on July 26, 2023. To reduce administrative costs and help the environment by conserving natural resources, Assertio asks that you submit a proxy to vote your shares through the internet or by telephone.
By executing and delivering a proxy in connection with the Assertio special meeting, you designate certain Assertio officers identified therein as your proxies at the Assertio special meeting. If you deliver an executed proxy, but do not specify a choice for any proposal properly brought before the Assertio special meeting, such proxies will vote your shares of Assertio common stock on such uninstructed proposal in accordance with the recommendation of the Assertio board of directors. Assertio does not expect that any matter other than the proposals listed above will be brought before the Assertio special meeting, and the Assertio bylaws provide that the only business that may be conducted at the Assertio special meeting are those proposals brought before the Assertio special meeting by or at the direction of the Assertio board of directors.

Beneficial (Street Name) Stockholders
If you hold your shares of Assertio common stock through a bank, broker or other nominee in “street name” instead of as a registered holder, you must follow the voting instructions provided by your bank, broker or other nominee in order to vote your shares. Your voting instructions must be received by your bank, broker or other nominee prior to the deadline set forth in the information from your bank, broker or other nominee on how to submit voting instructions. If you do not provide voting instructions to your bank, broker or other nominee for a proposal, your shares of Assertio common stock will not be voted on that proposal because your bank, broker or other nominee does not have discretionary authority to vote on any of the proposals to be voted on at the Assertio special meeting. See “The Assertio Special Meeting — Quorum; Abstentions and Broker Non-Votes.”
If you hold your shares of Assertio common stock through a bank, broker or other nominee in “street name” (instead of as a registered holder), you must obtain a specific control number from your bank, broker or other nominee in order to virtually attend and vote at the Assertio special meeting via the Assertio special meeting website. See “The Assertio Special Meeting — Virtually Attending the Assertio Special Meeting.”
Revocability of Proxies
Any Assertio stockholder giving a proxy has the right to revoke it at any time before the proxy is voted at the Assertio special meeting. If you are an Assertio stockholder of record, you may revoke your proxy by any one of the following actions:
•
by sending a signed written notice of revocation to Assertio, provided such notice is received no later than the close of business on July 26, 2023;

•
by voting again over the internet or telephone as instructed on your proxy card before the closing of the voting facilities at 11:59 p.m., Central Time, on July 26, 2023;

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by submitting a properly signed and dated proxy card with a later date that is received by Assertio no later than the close of business on July 26, 2023; or

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by virtually attending the Assertio special meeting via the Assertio special meeting website and requesting that your proxy be revoked, or virtually voting via the Assertio special meeting website as described above.

Only your last submitted proxy will be considered.
Execution or revocation of a proxy will not in any way affect an Assertio stockholder’s right to virtually attend and vote at the Assertio special meeting via the Assertio special meeting website.
Written notices of revocation and other communications relating to the revocation of proxies should be addressed to:
Assertio Holdings, Inc.
Attn: General Counsel
corpgov@assertiotx.com
100 South Saunders Road, Suite 300
Lake Forest, IL 60045
If your shares of Assertio common stock are held in “street name” and you previously provided voting instructions to your broker, bank or other nominee, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions. You may also change your vote by obtaining your specific control number and instructions from your bank, broker or other nominee and voting your shares at the Assertio special meeting via the Assertio special meeting website.
Proxy Solicitation Costs
Assertio is soliciting proxies to provide an opportunity to all Assertio stockholders to vote on agenda items, whether or not such Assertio stockholders are able to virtually attend the Assertio special meeting or any adjournment or postponement thereof. Assertio will bear the entire cost of soliciting proxies from Assertio stockholders. In addition to the solicitation of proxies by mail, Assertio will request that banks, brokers and other nominee record holders send proxies and proxy material to the beneficial owners of Assertio common stock and secure their voting instructions, if necessary. Assertio may be required to reimburse those banks, brokers and other nominees on request for their reasonable expenses in taking those actions.
Assertio has also retained Alliance Advisors, LLC to assist in soliciting proxies and in communicating with Assertio stockholders and estimates that it will pay them a fee of approximately $65,000, plus reimbursement for certain out-of-pocket fees and expenses. Assertio also has agreed to indemnify Alliance Advisors, LLC against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Proxies may be solicited on behalf of Assertio or by Assertio directors, officers and other employees in person or by mail, telephone, facsimile, messenger, the internet or other means of communication, including electronic communication. Assertio directors, officers and employees will not be paid any additional amounts for their services or solicitation in this regard.
Virtually Attending the Assertio Special Meeting
If you wish to virtually attend the Assertio special meeting via the Assertio special meeting website, you must (i) be a Assertio stockholder of record at the close of business on June 13, 2023 (the Assertio record date), (ii) hold your shares of Assertio common stock beneficially in the name of a broker, bank or other nominee as of the Assertio record date or (iii) hold a valid proxy for the Assertio special meeting.
To enter the Assertio special meeting website and virtually attend the Assertio special meeting, you will need the 12-digit control number located on your proxy card. If you hold your shares of Assertio common stock in street name beneficially through a broker, bank or other nominee and you wish to virtually attend the Assertio special meeting via the Assertio special meeting website, you will need to obtain your specific control number and further instructions from your bank, broker or other nominee. The 12-digit control number is also needed to access the list of Assertio stockholders entitled to vote at the Assertio special meeting during the time of the meeting.
If you plan to virtually attend and vote at the Assertio special meeting via the Assertio special meeting website, Assertio still encourages you to vote in advance by the internet, telephone or (if you received a paper copy of the proxy materials) by mail so that your vote will be counted even if you later decide not to virtually attend the Assertio special meeting via the Assertio special meeting website. Voting your proxy by the internet, telephone or mail will not limit your right to virtually attend and vote at the Assertio special meeting via the Assertio special meeting website if you later decide to do so.
Householding
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies. Assertio has previously adopted householding for Assertio stockholders of record. As a result, Assertio stockholders with the same address and last name may receive only one copy of this joint proxy statement/prospectus. Registered Assertio stockholders (those who hold shares of Assertio common stock directly in their name with Assertio’s transfer agent) may opt out of householding and receive a separate joint proxy statement/prospectus or other proxy materials by sending a written request to Assertio at the address below.
Some brokers household proxy materials, delivering a single proxy statement or notice to multiple Assertio stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.

Assertio will promptly deliver a copy of this joint proxy statement/prospectus to any Assertio stockholder who only received one copy of these materials due to householding upon request in writing to: Assertio Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045 or by calling (224) 419-7106.
Tabulation of Votes
The Assertio board of directors will appoint an independent inspector of election for the Assertio special meeting. The inspector of election will, among other matters, determine the number of shares of Assertio common stock virtually present or represented by proxy at the Assertio special meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to Assertio stockholders at the Assertio special meeting.
Adjournments
If a quorum is present at the Assertio special meeting but there are insufficient votes at the time of the Assertio special meeting to approve the Assertio share issuance proposal, then Assertio stockholders may be asked to vote on the Assertio adjournment proposal.
At any subsequent reconvening of the Assertio special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting, and all proxies will be voted in the same manner as they would have been voted at the original convening of the Assertio special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.
Assistance
If you need assistance voting or completing your proxy card, or if you have questions regarding the Assertio special meeting, please contact Alliance Advisors, LLC, Assertio’s proxy solicitor for the Assertio special meeting, at:
Alliance Advisors, LLC
200 Broadacres Drive, 3rd Floor
Bloomfield, NY 07003
(973) 873-7700
www.allianceadvisors.com
ASSERTIO STOCKHOLDERS SHOULD CAREFULLY READ THIS JOINT PROXY STATEMENT/PROSPECTUS IN ITS ENTIRETY FOR MORE DETAILED INFORMATION CONCERNING THE MERGER AGREEMENT AND THE MERGER. IN PARTICULAR, ASSERTIO STOCKHOLDERS ARE DIRECTED TO THE MERGER AGREEMENT, WHICH IS ATTACHED AS ANNEX A HERETO.

ASSERTIO PROPOSAL 1: APPROVAL OF THE SHARE ISSUANCE
This joint proxy statement/prospectus is being furnished to you as an Assertio stockholder in connection with the solicitation of proxies by the Assertio board of directors for use at the Assertio special meeting. At the Assertio special meeting, Assertio is asking Assertio stockholders to consider and vote upon a proposal to approve the issuance of shares of Assertio common stock to Spectrum stockholders in connection with the Merger. Based on the number of shares of Spectrum common stock outstanding as of June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, Assertio expects to issue approximately 36.6 million shares of Assertio common stock to Spectrum stockholders in connection with the Merger. The actual number of shares of Assertio common stock to be issued in connection with the Merger will be determined at the effective time based on the exchange ratio of 0.1783 shares of Assertio common stock for each share of Spectrum common stock and the number of shares of Spectrum common stock outstanding at such time. Based on the number of shares of Assertio common stock and Spectrum common stock outstanding as of June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the Merger (without consideration of the shares of Assertio common stock underlying the CVRs), former Spectrum stockholders are expected to own approximately 35% of the outstanding shares of Assertio common stock and Assertio stockholders immediately prior to the Merger are expected to own approximately 65% of the outstanding shares of Assertio common stock.
The Assertio board of directors, after careful consideration, unanimously determined that the terms of the Merger Agreement and the Merger are fair to and in the best interests of Assertio and its stockholders, and approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the share issuance.
The Assertio board of directors unanimously recommends that Assertio stockholders vote “FOR” the Assertio share issuance proposal.
Assuming a quorum is present at the Assertio special meeting, approval of the Assertio share issuance proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio share issuance proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio share issuance proposal to vote on the Assertio share issuance proposal will have the same effect as a vote “AGAINST” the Assertio share issuance proposal. However, assuming a quorum is present at the Assertio special meeting, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Assertio share issuance proposal, voting power will deemed to be withheld with respect to the Assertio share issuance proposal and such failure to provide voting instructions will have no effect on the Assertio share issuance proposal.
IF YOU ARE AN ASSERTIO STOCKHOLDER, THE ASSERTIO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ASSERTIO SHARE ISSUANCE PROPOSAL
(“ASSERTIO PROPOSAL 1”)

ASSERTIO PROPOSAL 2: ADJOURNMENT OF THE ASSERTIO SPECIAL MEETING
The Assertio special meeting may be adjourned to another time and place if necessary or appropriate to permit the solicitation of additional proxies if there are insufficient votes to approve the Assertio share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Assertio stockholders.
Assertio is asking Assertio stockholders to authorize the holder of any proxy solicited by the Assertio board of directors to vote in favor of any adjournment of the Assertio special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes to approve the Assertio share issuance proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to Assertio stockholders.
The Assertio board of directors unanimously recommends that Assertio stockholders vote “FOR” the Assertio adjournment proposal.
Whether or not a quorum is present at the Assertio special meeting, approval of the Assertio adjournment proposal requires the affirmative vote of the holders of a majority of the issued and outstanding shares of Assertio common stock that are virtually present via the Assertio special meeting website or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio adjournment proposal. Accordingly, any shares not virtually present or represented by proxy (including due to the failure of an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee to provide voting instructions to such bank, broker or other nominee) will have no effect on the outcome of the Assertio adjournment proposal. An abstention or other failure of any shares virtually present or represented by proxy and entitled to vote at the Assertio special meeting on the Assertio adjournment proposal to vote on the Assertio adjournment proposal will have the same effect as a vote “AGAINST” the Assertio adjournment proposal. However, if an Assertio stockholder who holds shares in “street name” through a bank, broker or other nominee provides voting instructions for one or more other proposals, but not for the Assertio adjournment proposal, voting power will deemed to be withheld with respect to the Assertio adjournment proposal and such failure to provide voting instructions will have no effect on the Assertio adjournment proposal.
IF YOU ARE AN ASSERTIO STOCKHOLDER, THE ASSERTIO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR” THE ASSERTIO ADJOURNMENT PROPOSAL
(“ASSERTIO PROPOSAL 2”)

THE SPECTRUM SPECIAL MEETING
General
This joint proxy statement/prospectus is first being mailed on or about June 15, 2023, and constitutes notice of the Spectrum special meeting in conformity with the requirements of the DGCL and the Spectrum bylaws.
This joint proxy statement/prospectus is being provided to Spectrum stockholders as part of a solicitation of proxies by the Spectrum board of directors for use at the Spectrum special meeting and at any adjournment or postponement of the Spectrum special meeting. Before voting, Spectrum stockholders are encouraged to read the entire document carefully, including the annexes to this document, for more detailed information regarding the Merger Agreement and the transactions contemplated by the Merger Agreement.
Date, Time and Place
You are invited to attend the Spectrum special meeting on July 27, 2023 at 10:00 a.m. Eastern Time, which will be held virtually and can be accessed at www.meetnow.global/MYXFZTA where Spectrum stockholders will be able to participate and vote online. This joint proxy statement/prospectus is first being mailed to Spectrum’s stockholders on or about June 15, 2023.
We may announce alternative arrangements for the Spectrum special meeting, which may include switching to a hybrid in-person/virtual format, an in-person format or changing the time, date or location of the Spectrum special meeting. If we take this step, we will announce any changes through a press release that will also be filed with the SEC as additional proxy materials and we will post details at http://investor.sppirx.com/shareholder-services.
Purpose of the Spectrum Special Meeting
At the Spectrum special meeting, Spectrum stockholders will be asked to consider and vote on the following:
•
the Spectrum merger proposal;

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the Spectrum advisory compensation proposal; and

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the Spectrum adjournment proposal.

Spectrum will transact no other business at the Spectrum special meeting except such business as may properly be brought before the Spectrum special meeting or any adjournment or postponement thereof by or at the direction of the Spectrum board of directors in accordance with the Spectrum bylaws. This joint proxy statement/prospectus, including the Merger Agreement attached hereto as Annex A, contains further information with respect to these matters.
Recommendation of the Spectrum Board of Directors
The Spectrum board of directors has (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interest of, and are advisable to, Spectrum and the Spectrum stockholders, (ii) approved and adopted the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the Spectrum stockholders approve the Merger Agreement. A description of factors considered by the Spectrum board of directors in reaching its decision to approve and declare advisable the foregoing proposals can be found in the section titled “The Merger — Recommendation of the Spectrum Board of Directors; Spectrum’s Reasons for the Merger” beginning on page 86 of this joint proxy statement/prospectus.
The Spectrum board of directors recommends that Spectrum stockholders vote “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal and “FOR” the Spectrum adjournment proposal at the Spectrum special meeting.

Approval of the Spectrum merger proposal is a condition for the Merger to occur. If Spectrum stockholders fail to approve the Spectrum merger proposal by the requisite vote, the Merger will not occur.
Record Date; Stockholders Entitled to Vote
Only Spectrum stockholders at the close of business on June 13, 2023, the record date for the Spectrum special meeting, will be entitled to notice of, and to vote at, the Spectrum special meeting or any adjournment or postponement of the Spectrum special meeting. At the close of business on the Spectrum record date, 205,245,727 shares of Spectrum common stock were issued and outstanding.
Each Spectrum stockholder is entitled to one vote for each share of Spectrum common stock that is outstanding in his, her or its name on Spectrum’s books as of close of business on the Spectrum record date.
A list of Spectrum stockholders of record entitled to vote at the Spectrum special meeting will be available for examination by any Spectrum stockholder for any legally valid purpose at Spectrum’s corporate headquarters, located at 2 Atlantic Avenue, 6th Floor, Boston, MA 02110, for a period of ten days prior to the Spectrum special meeting in accordance with the Spectrum bylaws and the DGCL. The list of eligible Spectrum stockholders of record also will be available for inspection during the Spectrum special meeting at www.meetnow.global/MYXFZTA by entering the 15-digit control number provided on your proxy card or voting instruction form and completing the required online attestation form.
Quorum; Adjournment
The holders of record of 33 1∕3% of the issued and outstanding shares of Spectrum common stock as of the Spectrum record date entitled to vote at the Spectrum special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the Spectrum special meeting. Virtual attendance by stockholders of record at the Spectrum special meeting will constitute presence in person for the purpose of determining the presence of a quorum for the transaction of business at the Spectrum special meeting. If you hold shares of Spectrum common stock in “street name,” your shares will not be counted towards a quorum unless you give voting instructions to your bank, broker, trustee or other nominee or obtain a legal proxy from your bank, broker, trustee or other nominee that enables you to attend the Spectrum special meeting. There must be a quorum for business to be conducted at the Spectrum special meeting.
Failure of a quorum to be represented at the Spectrum special meeting will result in an adjournment of the Spectrum special meeting and may subject Spectrum to additional expense. The chairperson of the meeting will have the right and authority to recess and/or adjourn the Spectrum special meeting and, if a quorum is not present at the Spectrum special meeting, Spectrum stockholders holding a majority in voting power of shares of Spectrum capital stock, present in person or by proxy and entitled to vote thereat, will have the power to adjourn the meeting (subject to certain restrictions in the Merger Agreement, including that adjournment, without Assertio’s consent, must be more than five but less than 20 days after the date on which the Spectrum special meeting was originally scheduled).
Notice need not be given of the adjourned meeting if the time and place, if any, thereof and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken or displayed, during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication unless the adjournment is for more than 30 days, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for the stockholders entitled to vote is fixed for the adjourned meeting, the Spectrum board of directors must fix a record date for the adjourned meeting in accordance with the DGCL and the Spectrum bylaws and provide a new notice of the adjourned meeting to each stockholder of record entitled to vote at the meeting. In addition, the Spectrum special meeting could be postponed before it commences.
If the Spectrum special meeting is adjourned or postponed for the purpose of soliciting additional votes, Spectrum stockholders who have already submitted their proxies will be able to revoke them at any time prior to the final vote on the proposals. If you submit your proxy over the Internet or by telephone or submit a properly executed proxy card, even if you abstain from voting, your shares will be counted as present for purposes of determining whether a quorum exists at the Spectrum special meeting.
Required Vote
You may vote “FOR,” “AGAINST,” or “ABSTAIN” with respect to the Spectrum merger proposal, the Spectrum advisory compensation proposal and the Spectrum adjournment proposal.
If a quorum is present at the Spectrum special meeting:
•
approval of the Spectrum merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Spectrum common stock entitled to vote on the proposal;

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approval of the Spectrum advisory compensation proposal requires the affirmative vote of the holders of a majority of the shares of Spectrum common stock present in person or represented by proxy and entitled to vote thereon at the Spectrum special meeting;

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approval of the Spectrum adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Spectrum common stock present in person or represented by proxy and entitled to vote thereon at the Spectrum special meeting;

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a Spectrum stockholder’s “ABSTAIN” vote or failure to vote (including the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker, trustee or other nominee to give any voting instructions to that bank, broker, trustee or other nominee) will have the same effect as a vote “AGAINST” the Spectrum merger proposal;

•
a Spectrum stockholder’s “ABSTAIN” vote will have the same effect as a vote “AGAINST” the Spectrum advisory compensation proposal and the Spectrum adjournment proposal; and

•
a Spectrum stockholder’s failure to vote on the Spectrum advisory compensation proposal or the Spectrum adjournment proposal (including the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker, trustee or other nominee to give voting instructions to its bank, broker, trustee or other nominee) will, in each case, have no effect on the Spectrum advisory compensation proposal or the Spectrum adjournment proposal.

The Merger is conditioned on, among other things, obtaining the approval of the Spectrum merger proposal at the Spectrum special meeting. Failure to return a properly executed proxy card or to vote will have the same effect as a vote “AGAINST” the Spectrum merger proposal. Broker non-votes and abstentions will have the same effect as voting “AGAINST” the Spectrum merger proposal. The Spectrum merger proposal is not conditioned on the approval of any other proposal set forth in this joint proxy statement/prospectus.
Abstentions and Broker Non-Votes
An abstention occurs when a stockholder votes “ABSTAIN.” At the Spectrum special meeting, abstentions will be counted as present for purposes of determining whether a quorum exists. “ABSTAIN” votes will have the same effect as voting “AGAINST” the Spectrum merger proposal, Spectrum advisory compensation proposal and Spectrum adjournment proposal.
If no instruction as to how to vote is given (including no instruction to abstain from voting) in an executed, duly returned and not revoked proxy, the proxy will be voted in accordance with the Spectrum board of directors’ recommendation with respect to each proposal and consequently, will be voted “FOR” each of (i) the Spectrum merger proposal, (ii) the Spectrum advisory compensation proposal and (iii) the Spectrum adjournment proposal.
Broker non-votes occur as to shares held in “street name” through a bank, broker, trustee or other nominee when (i) the bank, broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (ii) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under Nasdaq rules, banks, brokers and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the Spectrum proposals described in this joint proxy statement/prospectus. Accordingly, if a beneficial owner of shares of Spectrum common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the Spectrum special meeting and accordingly will not count as present for purposes of determining whether a quorum exists.
Therefore, assuming that a quorum is present, if you hold Spectrum common stock in “street name” and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares:
•
your bank, broker, trustee or other nominee may not vote your shares on the Spectrum merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal; and

•
your bank, broker, trustee or other nominee may not vote your shares on the Spectrum advisory compensation proposal or Spectrum adjournment proposal, which broker non-votes, if any, will have no effect for such proposal.

Failure to Vote
If you are a stockholder of record and you do not sign and return your proxy card or vote over the Internet, by telephone or at the Spectrum special meeting, your shares will not be voted at the Spectrum special meeting, will not be counted as present in person or by proxy at the Spectrum special meeting and will not be counted as present for purposes of determining whether a quorum exists.
If a quorum is present at the Spectrum special meeting:
•
the failure of a Spectrum stockholder to vote on the Spectrum merger proposal (including the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker, trustee or other nominee to give any voting instructions to that bank, broker, trustee or other nominee) will have the same effect as a vote “AGAINST” the Spectrum merger proposal; and

•
the failure of a Spectrum stockholder to vote on the Spectrum advisory compensation proposal or the Spectrum adjournment proposal (including the failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker, trustee or other nominee to give voting instructions to its bank, broker, trustee or other nominee) will have no effect on the Spectrum advisory compensation proposal or Spectrum adjournment proposal, respectively.

If you sign, date and return your proxy card and do not indicate how you want your shares of Spectrum common stock to be voted, then your shares of Spectrum common stock will be voted “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal and “FOR” the Spectrum adjournment proposal.
Voting by Spectrum’s Directors and Executive Officers
At the close of business on June 13, 2023, directors and executive officers of Spectrum were entitled to vote 1,205,752 shares of Spectrum common stock, or approximately 0.6% of the shares of Spectrum common stock issued and outstanding on that date. Directors and executive officers of Spectrum, other than Juhyun Lim and the shares of Spectrum common stock beneficially owned by Hanmi, have informed Spectrum that they intend to vote their shares in favor of the Spectrum merger proposal, the Spectrum advisory compensation proposal and the Spectrum adjournment proposal, although none of the directors and executive officers are obligated to do so.
Voting at the Spectrum Special Meeting
The Spectrum special meeting will be a virtual-only meeting. There will be no physical meeting location and the meeting will only be conducted via live webcast. The virtual Spectrum special meeting will be held on July 27 at 10:00 a.m. Eastern Time. To participate in the Spectrum special meeting and submit questions during the Spectrum special meeting, visit www.meetnow.global/MYXFZTA and enter the 15-digit control number on the proxy card or voting instruction form you received. Online check-in will begin anytime after the materials are received leading up to the Spectrum special meeting. Please allow time for online check-in procedures.
The virtual stockholder meeting format uses technology designed to increase stockholder access, save Spectrum and Spectrum stockholders time and money, and provide Spectrum stockholders rights and opportunities to participate in the meeting similar to what they would have at an in-person meeting. In addition to online attendance, Spectrum provides stockholders with an opportunity to hear all portions of the official meeting, submit written questions and comments during the meeting, and vote online during the open poll portion of the meeting. Although Spectrum offers four different voting methods, Spectrum encourages you to submit a proxy to vote either over the Internet or by telephone to ensure that your shares are represented and voted at the Spectrum special meeting.
•
To Submit a Proxy to Vote over the Internet:   To submit a proxy to vote over the Internet, go to
https://www.envisionreports.com/SPPI and follow the steps outlined on the secured website. You will need the number included on your proxy card to obtain your records and to create an electronic voting instruction form. If you submit your proxy to vote over the Internet, you do not have to mail in a proxy card.

•
To Submit a Proxy by Telephone:   To submit a proxy to vote by telephone call toll-free at 1-800-652-8683 within the U.S., U.S. territories and Canada on a touch-tone telephone. Please have your proxy card available for reference because you will need the validation details that are located on your proxy card in order to submit your vote by proxy by telephone. If you submit your proxy to vote by telephone, you do not have to mail in a proxy card.

•
To Submit a Proxy by Mail:   To submit a proxy to vote by mail, complete, sign and date the proxy card and return it promptly to the address indicated on the proxy card in the postage paid enveloped provided. If you sign and return your proxy card without indicating how you want your shares of Spectrum common stock to be voted with regard to a particular proposal, your shares of Spectrum common stock will be voted in favor of such proposal.

•
To Vote at the Spectrum special meeting:   To vote at the Spectrum special meeting, follow the instructions at www.meetnow.global/MYXFZTA.

If your shares are held by your bank, broker, trustee or other nominee, you are considered the beneficial owner of shares held in “street name” and you will receive a voting instruction form from your bank, broker, trustee or other nominee seeking instruction from you as to how your shares should be voted. If you plan to attend the Spectrum special meeting, you must obtain a legal proxy from your bank, broker, trustee or other nominee that enables you to access and attend the Spectrum special meeting.
If you sign your proxy, but do not indicate how you wish to vote, your shares will be voted “FOR” the Spectrum merger proposal, “FOR” the Spectrum advisory compensation proposal and “FOR” the Spectrum adjournment proposal.
Revocation of Proxies
You can change or revoke your proxy at any time before the final vote at the Spectrum special meeting. If you are the stockholder of record of your shares, you may revoke your proxy by:
•
submitting another proxy over the Internet or by telephone;

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timely delivering a written notice that you are revoking your proxy to Spectrum’s Corporate Secretary;

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timely delivering a valid, later-dated proxy; or

•
attending the Spectrum special meeting and voting.

Your attendance at the Spectrum special meeting will not revoke your proxy unless you give written notice of revocation to Spectrum’s Corporate Secretary before your proxy is exercised or unless you vote your shares in person at the Spectrum special meeting.

If you are the beneficial owner of shares held in “street name,” you should contact your bank, broker, trustee or other nominee with questions about how to change or revoke your voting instructions.
Solicitation of Proxies
The Spectrum board of directors is soliciting your proxy in connection with the Spectrum special meeting, and Spectrum will bear the cost of soliciting such proxies, including the costs of printing and filing this joint proxy statement/prospectus. Spectrum has retained Innisfree as proxy solicitor to assist with the solicitation of proxies in connection with the Spectrum special meeting. Spectrum estimates it will pay Innisfree a fee not to exceed $25,000, plus reimbursement of reasonable expenses. Spectrum has agreed to indemnify Innisfree against various liabilities and expenses that relate to or arise out of its solicitation of proxies (subject to certain exceptions). Solicitation initially will be made by mail. Forms of proxies and proxy materials may also be distributed through banks, brokers and other nominees to the beneficial owners of shares of Spectrum common stock, in which case these parties will be reimbursed for their reasonable out-of-pocket expenses. Proxies may also be solicited in person or by telephone, facsimile, electronic mail, or other electronic medium by certain of Spectrum’s directors, officers and employees, without additional compensation.
Tabulation of Votes
Computershare Trust Company, N.A. will tabulate the votes at the Spectrum special meeting.
Appraisal Rights
Pursuant to Section 262 of the DGCL, Spectrum stockholders who hold their shares through the effective time, do not vote their shares in favor of adoption of the Merger Agreement and who comply fully with and properly demand appraisal for their shares under the applicable requirements of Section 262 of the DGCL and do not otherwise withdraw or lose the right to appraisal under Delaware law, have the right to seek appraisal of the “fair value” of their shares of Spectrum common stock, as determined by the Delaware Court of Chancery, if the Merger is completed. This means that such stockholders are entitled to seek appraisal of their shares of Spectrum stock and to receive payment in cash for the “fair value” of such shares of Spectrum stock, exclusive of any element of value arising from the accomplishment or expectation of the Merger, as determined by the Delaware Court of Chancery, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” of shares of Spectrum common stock as determined by the Delaware Court of Chancery may be more than, less than, or equal to the value of the Merger Consideration that Spectrum stockholders would otherwise be entitled to receive under the terms of the Merger Agreement. Spectrum stockholders also should be aware that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Spectrum stockholders who wish to preserve any appraisal rights they may have must so advise Spectrum by submitting a written demand for appraisal prior to the vote to adopt the Merger Agreement and approve the transactions contemplated thereby, and must otherwise follow fully the procedures prescribed by Section 262 of the DGCL.
The text of Section 262 of the DGCL is attached as Annex F to this proxy statement/prospectus. You are encouraged to read these provisions carefully and in their entirety. Due to the complexity of the procedures for exercising appraisal rights, Spectrum stockholders who are considering exercising such rights are encouraged to seek the advice of legal counsel and their financial advisors. Failure to strictly comply with these provisions will result in the loss of appraisal rights. For additional information, please see the section titled “Appraisal Rights” beginning on page 188 of this joint proxy statement/prospectus.
IN ORDER TO PROPERLY EXERCISE YOUR APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER, YOU MUST DELIVER A WRITTEN DEMAND FOR APPRAISAL IN ACCORDANCE WITH THE REQUIREMENTS OF SECTION 262 OF THE DGCL TO SPECTRUM BEFORE THE VOTE IS TAKEN ON THE ADOPTION OF THE MERGER AGREEMENT AT THE SPECIAL MEETING, AND MUST NOT VOTE, IN PERSON OR BY PROXY, IN FAVOR OF THE MERGER PROPOSAL AND CONTINUE TO HOLD YOUR SHARES OF SPECTRUM COMMON STOCK OF RECORD FROM THE DATE OF MAKING THE DEMAND FOR APPRAISAL THROUGH THE EFFECTIVE DATE OF THE MERGER AND MUST COMPLY WITH THE OTHER

REQUIREMENTS OF SECTION 262 OF THE DGCL. MERELY VOTING AGAINST THE MERGER PROPOSAL WILL NOT PRESERVE YOUR RIGHT TO APPRAISAL UNDER SECTION 262 OF THE DGCL. BECAUSE A PROXY THAT IS SIGNED AND SUBMITTED BUT DOES NOT OTHERWISE CONTAIN VOTING INSTRUCTIONS WILL, UNLESS REVOKED, BE VOTED IN FAVOR OF THE ADOPTION OF THE MERGER AGREEMENT, IF YOU SUBMIT A PROXY AND WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU MUST INCLUDE VOTING INSTRUCTIONS TO VOTE YOUR SHARES OF COMMON STOCK AGAINST, OR ABSTAIN WITH RESPECT TO, THE ADOPTION OF THE MERGER AGREEMENT. NEITHER VOTING AGAINST THE ADOPTION OF THE MERGER AGREEMENT, NOR ABSTAINING FROM VOTING OR FAILING TO VOTE ON THE MERGER PROPOSAL, WILL IN AND OF ITSELF CONSTITUTE A WRITTEN DEMAND FOR APPRAISAL SATISFYING THE REQUIREMENTS OF SECTION 262 OF THE DGCL. THE WRITTEN DEMAND FOR APPRAISAL MUST BE IN ADDITION TO AND SEPARATE FROM ANY PROXY OR VOTE ON THE ADOPTION OF THE MERGER AGREEMENT. IF YOU HOLD YOUR SHARES OF SPECTRUM COMMON STOCK THROUGH A BANK, BROKERAGE FIRM OR NOMINEE AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR NOMINEE TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE MAKING OF A DEMAND FOR APPRAISAL BY SUCH BANK, BROKERAGE FIRM OR NOMINEE. IN VIEW OF THE COMPLEXITY OF THE DGCL, SPECTRUM STOCKHOLDERS WHO MAY WISH TO PURSUE APPRAISAL RIGHTS SHOULD PROMPTLY CONSULT THEIR LEGAL AND FINANCIAL ADVISORS.
Householding of Spectrum Special Meeting Materials
The SEC rules permit brokers to participate in a practice known as “householding,” which means that only one copy of the Notice and, if applicable, this joint proxy statement/prospectus will be sent to multiple stockholders who share the same address unless we have received contrary instructions from one or more of the stockholders. Householding is designed to reduce printing and postage costs, and results in cost savings for us. Stockholders who participate in householding will continue to be able to access and receive separate proxy cards. If you receive a householding mailing this year and would like to have additional copies of this joint proxy statement/prospectus mailed to you, or if you would like to opt out of this practice for future mailings, please contact your broker or submit your request to Spectrum’s Corporate Secretary, Keith McGahan, c/o Spectrum Pharmaceuticals, Inc., Pilot House — Lewis Wharf 2 Atlantic Avenue, 6th Floor, Boston, MA 02110 or contact Spectrum by telephone at (617) 586-3900. Upon receipt of any such request, we agree to promptly deliver a copy of this joint proxy statement/prospectus to you. In addition, if you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future proxy materials for your household, please contact Spectrum using the contact information set forth above. This joint proxy statement/prospectus are also available at https://investor.sppirx.com/shareholder-services.
Each registered Spectrum stockholder will receive one copy of this joint proxy statement/prospectus per account, regardless of whether you have the same address as another stockholder of record. SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, commonly called “householding,” provides cost savings for companies. Some brokers household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. For more details, see the section titled “Householding of Proxy Materials” beginning on page 198 of this joint proxy statement/prospectus.
Questions
If you have more questions about the Merger or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or the enclosed proxy card or voting instructions, please contact Spectrum’s Corporate Secretary at (617) 586-3900, or write to Spectrum’s Corporate Secretary at Spectrum’s principal executive offices at Pilot House — Lewis Wharf 2 Atlantic Avenue, 6th Floor Boston, MA 02110.

Assistance
If you need assistance voting or in completing your proxy card or have questions regarding the Spectrum special meeting, please contact the Spectrum solicitation agent:
Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Stockholders May Call: (877) 800-5185 (toll-free from the U.S. and Canada)
Banks and Brokers May Call: (212) 750-5833

SPECTRUM PROPOSAL 1: THE SPECTRUM MERGER PROPOSAL
This joint proxy statement/prospectus is being furnished to Spectrum stockholders as part of the solicitation of proxies by the Spectrum board of directors for use at the Spectrum special meeting to consider and vote upon a proposal to adopt the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus, and approve the transactions contemplated thereby, including the Merger.
The Spectrum board of directors, after due and careful discussion and consideration, (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interest of, and are advisable to, Spectrum and the Spectrum stockholders, (ii) approved and adopted the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the Spectrum stockholders approve the Merger Agreement.
Required Vote of Stockholders
The Spectrum board of directors accordingly recommends that Spectrum stockholders vote “FOR” the proposal to adopt the Merger Agreement, as disclosed in this joint proxy statement/prospectus, particularly the related narrative disclosures in the sections of this joint proxy statement/prospectus titled “The Merger” and “The Merger Agreement” beginning on pages 71 and 127, respectively, and as attached as Annex A to this joint proxy statement/prospectus.
Obtaining approval of the Spectrum merger proposal is a condition to consummation of the Merger.
The vote on the Spectrum merger proposal is a vote separate and apart from the vote to approve either the Spectrum advisory compensation proposal or the Spectrum adjournment proposal. Accordingly, a Spectrum stockholder may vote to approve the Spectrum merger proposal and vote not to approve the Spectrum advisory compensation proposal or the Spectrum adjournment proposal, and vice versa.
Assuming that a quorum is present, the approval of the Spectrum merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of Spectrum common stock entitled to vote on the proposal. A failure to vote (including a failure to instruct your bank, broker, trustee or other nominee to vote) or an abstention will have the same effect as a vote “AGAINST” the Spectrum merger proposal.

THE SPECTRUM BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE SPECTRUM MERGER PROPOSAL

SPECTRUM PROPOSAL 2: THE SPECTRUM ADVISORY COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act, Spectrum is asking Spectrum stockholders to approve, on an advisory (non-binding) basis, the compensation that will or may be paid to Spectrum’s named executive officers in connection with the Merger as described in the section titled “Interests of Spectrum’s Directors and Executive Officers in the Merger” beginning on page 168 of this joint proxy statement/prospectus. The Spectrum advisory compensation proposal gives Spectrum stockholders the opportunity to express their views on the Merger-related compensation of Spectrum’s named executive officers.
Required Vote of Stockholders
Spectrum is asking Spectrum stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that may be paid or become payable to the named executive officers of Spectrum that is based on or otherwise relates to the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the section “Interests of Spectrum’s Directors and Executive Officers in the Merger” beginning on page 168 of this joint proxy statement/prospectus, including the associated narrative discussion, and the agreements, plans and other arrangements pursuant to which such compensation may be paid or become payable, be, and are hereby APPROVED.”
Because the vote on the Spectrum advisory compensation proposal is advisory only, it will not be binding on either Spectrum or Assertio. Accordingly, if the Spectrum merger proposal is approved and the Merger is consummated, the Merger-related compensation will be payable to Spectrum’s named executive officers, subject only to the conditions applicable thereto, regardless of the outcome of the approval of the Spectrum advisory compensation proposal.
Assuming a quorum is present, approval of the Spectrum advisory compensation proposal requires the affirmative vote of the holders of a majority of the shares of Spectrum common stock present in person or represented by proxy and entitled to vote thereon at the Spectrum special meeting. Accordingly, for Spectrum stockholders of record who are not present in person or represented by proxy at the Spectrum special meeting and for beneficial owners who fail to instruct their bank, broker, trustee or other nominee to vote on the Spectrum advisory compensation proposal, a failure to vote will have no effect on the outcome of the vote for the Spectrum advisory compensation proposal. All abstentions will have the same effect as a vote “AGAINST” the Spectrum advisory compensation proposal.
The vote on the Spectrum advisory compensation proposal is a vote separate and apart from the vote to approve either the Spectrum merger proposal or the Spectrum adjournment proposal. Accordingly, a Spectrum stockholder may vote to approve the Spectrum advisory compensation proposal and vote not to approve the Spectrum merger proposal or the Spectrum adjournment proposal, and vice versa.

THE SPECTRUM BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE SPECTRUM ADVISORY COMPENSATION PROPOSAL

SPECTRUM PROPOSAL 3: THE SPECTRUM ADJOURNMENT PROPOSAL
The Spectrum special meeting may be adjourned to another time and place, including, if necessary to permit solicitation of additional proxies if there are not sufficient votes to approve the Spectrum merger proposal or to ensure that any supplemented or amended disclosure, including any supplement or amendment to this joint proxy statement/prospectus, is timely provided to Spectrum stockholders.
Spectrum is asking Spectrum stockholders to authorize the holder of any proxy solicited by the Spectrum board of directors to vote in favor of any adjournment of the Spectrum special meeting to solicit additional proxies if there are not sufficient votes to approve the Spectrum merger proposal or to ensure that any supplemental or amended disclosure, including any supplement or amendment to this joint proxy statement/prospectus, is timely provided to Spectrum stockholders.
Required Vote of Stockholders
The Spectrum board of directors recommends that Spectrum stockholders vote “FOR” the proposal to adjourn the Spectrum special meeting, if necessary.
Assuming a quorum is present at the Spectrum special meeting, approval of the Spectrum adjournment proposal requires the affirmative vote of the holders of a majority of the shares of Spectrum common stock present in person or represented by proxy and entitled to vote thereon at the Spectrum special meeting. Accordingly, a failure to vote on the Spectrum adjournment proposal by a Spectrum stockholder of record who is not present in person or represented by proxy at the Spectrum special meeting or a failure of a Spectrum stockholder who holds shares in “street name” through a bank, broker, trustee or other nominee to give voting instructions to its bank, broker, trustee or other nominee on the Spectrum adjournment proposal will, in each case, have no effect on the Spectrum adjournment proposal.
All abstentions will have the same effect as a vote “AGAINST” the Spectrum adjournment proposal.
The vote on the Spectrum adjournment proposal is a vote separate and apart from the vote to approve the Spectrum merger proposal or the Spectrum advisory compensation proposal. Accordingly, a Spectrum stockholder may vote to approve the Spectrum adjournment proposal and vote not to approve the Spectrum merger proposal or the Spectrum advisory compensation proposal, and vice versa.

THE SPECTRUM BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE SPECTRUM ADJOURNMENT PROPOSAL

THE MERGER
The following is a description of material aspects of the Merger. While Assertio and Spectrum believe that the following description covers the material terms of the Merger, the description may not contain all of the information that is important to you. You are encouraged to read carefully this entire joint proxy statement/prospectus, including the text of the Merger Agreement attached as Annex A hereto, for a more complete understanding of the Merger. In addition, important business and financial information about each of Assertio and Spectrum is contained or incorporated by reference in this joint proxy statement/prospectus. See “Where You Can Find More Information.”
General
Assertio, Merger Sub and Spectrum have entered into the Merger Agreement, which provides for the Merger of Merger Sub with and into Spectrum. As a result of the Merger, the separate existence of Merger Sub will cease and Spectrum will continue its existence under the DGCL as the surviving corporation and as a wholly owned subsidiary of Assertio. The surviving corporation will be named “Spectrum Pharmaceuticals, Inc.”
Merger Consideration
At the effective time, each share of Spectrum common stock (other than (i) shares held in treasury by Spectrum or held directly by Assertio or Merger Sub, which shares will be cancelled) or (ii) shares that are held by any holder who is entitled to demand and properly demands appraisal of such Spectrum shares of Spectrum common stock pursuant to, and in compliance with, Section 262 of the DGCL) that was issued and outstanding immediately prior to the effective time will be converted into (A) the right to receive 0.1783 of a fully paid and non-assessable share of common stock, par value $0.0001 per share, of Assertio, and, if applicable, cash in lieu of fractional shares (without interest and less any applicable withholding taxes), and (B) one CVR per share.
The exchange ratio is fixed, which means that it will not change between now and the date of the Merger, regardless of whether the market price of Assertio or Spectrum common stock changes. Therefore, the value of the Merger Consideration will depend on the market price of Assertio common stock at the effective time. The market price of Assertio common stock has fluctuated since the date of the announcement of the Merger Agreement and is expected to continue to fluctuate from the date of this joint proxy statement/prospectus to the dates of the respective Assertio and Spectrum special meetings, through the date the Merger is completed and thereafter. The market price of Assertio common stock, when received by Spectrum stockholders in connection with the Merger, could be greater than, less than or the same as the market price of Assertio common stock on the date of this joint proxy statement/prospectus or at the time of the Spectrum special meeting. Accordingly, you should obtain current market quotations for Assertio and Spectrum common stock before deciding how to vote on any of the proposals described in this joint proxy statement/prospectus. Assertio common stock is traded on Nasdaq SM under the symbol “ASRT” and Spectrum common stock is traded on Nasdaq CM under the symbol “SPPI.”
Background of the Merger
The Spectrum board of directors, together with members of Spectrum senior management, regularly reviews and assesses the performance, future growth prospects, business plans and overall strategic direction of Spectrum. The Spectrum board of directors has also, on a regular basis, considered a variety of strategic alternatives that may be available to Spectrum, including continuing as a standalone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of maximizing stockholder value.
Following the appointment of Thomas J. Riga as Spectrum’s President and Chief Executive Officer effective January 1, 2022, the Spectrum board of directors engaged in discussions regarding potential strategic alternatives at each of its regularly scheduled meetings and authorized Mr. Riga and the Spectrum management team to explore potential strategic alternatives. Based on the near-term regulatory milestones for Spectrum’s two late-stage assets, ROLVEDON and poziotinib, the timing of this direction was intended to provide Spectrum with maximum optionality given the broad range of potential outcomes from pending regulatory actions of the U.S. Food and Drug Administration (“FDA”).
On January 1, 2022 Spectrum and Hanmi Pharmaceutical Co. Ltd. (“Hanmi”) entered into that certain Second Amendment to the Supply Agreement dated February 28, 2018 (as amended, the “Supply Agreement”) setting forth the revised terms pursuant to which Hanmi would continue to act as the sole manufacturer and supplier of the ROLVEDON drug substance. The Supply Agreement contemplates fixed pricing terms for three years following initial commercialization of ROLVEDON, through the latter half of 2025 and does not include any “change of control” provisions that would be implicated by a sale of Spectrum. On January 3, 2022, Spectrum and Hanmi, in connection with their discussions around the Supply Agreement, entered into a Securities Purchase Agreement, pursuant to which Hanmi’s ownership of shares of Spectrum common stock increased to 8.7% of the total outstanding shares (which has since been diluted to approximately 7.5% of the total outstanding shares) and obtained the right to appoint a designee to the Spectrum board of directors for so long as Hanmi beneficially owns at least 5% of the outstanding shares of Spectrum common stock. Hanmi designated Juhyun Lim, who remains Hanmi’s designee and a member of the Spectrum board of directors.
During the spring and summer of 2022, members of the senior management of Spectrum, under the supervision of the Spectrum board of directors, engaged in a series of additional exploratory discussions with a range of pharmaceutical companies. The objective of these discussions was to gauge interest in an acquisition of or strategic combination with Spectrum, with the goal of maximizing stockholder value. Given the pending regulatory action from the FDA on Spectrum’s two leading development assets, ROLVEDON and poziotinib, the Spectrum board of directors determined that it was unlikely that potential counterparties would be willing to transact ahead of such actions, and consequently decided not to initiate a broad proactive outreach to potential strategic counterparties until the FDA provided clarity on both assets.
In the summer of 2022, in connection with the Spectrum board of directors’ discussions of strategic alternatives, Ms. Lim, who was then-President, Global Strategy and Planning of Hanmi in addition to being a member of the Spectrum board of directors, approached Mr. Riga regarding Hanmi’s potential interest in pursuing a strategic transaction with Spectrum. Ms. Lim and Mr. Riga conducted high-level discussions with respect to the potential benefits and challenges of a strategic transaction, but no proposal was ever made to Spectrum by or on behalf of Hanmi.
The Assertio board of directors considers business development opportunities on a regular basis and reviews such opportunities at its regularly scheduled board meetings. Consistent with this approach, the Assertio board of directors discussed potential transactions at each of its quarterly board meetings in 2022. Pursuant to the Assertio board of directors’ standing instruction, Assertio management was authorized to pursue appropriate opportunities consistent with the board’s guidance on a preliminary basis, including by making preliminary indications of interest with respect to asset acquisitions without pre-approval by the Assertio board of directors.
On July 28, 2022, the Assertio board of directors engaged SVB Securities LLC (“SVB Securities”) in connection with exploring such potential business development transactions. The Assertio board of directors selected SVB Securities to act as Assertio’s non-exclusive financial advisor based on SVB Securities’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its relationship and familiarity with Assertio and its business.
On September 9, 2022, Spectrum received the FDA’s marketing approval for ROLVEDON and immediately initiated commercialization activities.
On September 22, 2022, Spectrum announced that the FDA’s Oncologic Drugs Advisory Committee (the “ODAC”) determined that the current benefits of poziotinib for the treatment of patients with previously treated locally advanced or metastatic non-small cell lung cancer harboring HER2 exon 20 insertion mutations did not outweigh its risks. Spectrum subsequently received a complete response letter from the FDA indicating that poziotinib would not be approved in its then-current form. As a result, Spectrum deprioritized the poziotinib development program and focused its resources on the successful commercialization of ROLVEDON. Between September 19, 2022 and September 23, 2022, Spectrum’s closing share price fell from $1.06 per share to $0.43 per share, an approximately 60% drop during such period.

In late September 2022, following the ODAC recommendation, the Spectrum board of directors selected Guggenheim Securities, LLC (“Guggenheim Securities”) as its financial advisor in connection with Spectrum’s continued exploration of a potential sale, merger, or other extraordinary corporate transaction. The Spectrum board of directors selected Guggenheim Securities as its financial advisor because of its significant expertise in the biopharmaceutical industry and its familiarity with Spectrum and its business, including having previously represented Spectrum in connection with certain strategic initiatives.
Starting in the fall of 2022, Spectrum and Guggenheim Securities engaged with over 40 counterparties, of which 14 counterparties entered into non-disclosure and standstill agreements with Spectrum and conducted due diligence on Spectrum.
On October 22, 2022, and December 5, 2022, the Spectrum board of directors met to discuss, among other things, updates with respect to the process and the options presented to Spectrum for potential fundamental transactions, including a merger or a sale of the company and directed Guggenheim Securities to solicit indications of interest from various interested parties.
On November 28, 2022, a representative of SVB Securities introduced members of the Assertio senior management team to members of the Spectrum senior management team. Spectrum and Guggenheim Securities subsequently held an initial introductory meeting with members of Assertio’s senior management to discuss a potential transaction. Thereafter, Spectrum and Assertio entered into a non-disclosure agreement effective November 30, 2022. Counterparties under non-disclosure agreements were granted access to a virtual data room.
During the fall of 2022, Ms. Lim noted, in discussions with Mr. Riga and Mr. Ashton, that she was continuing to evaluate a potential strategic transaction between Hanmi and Spectrum.
In the first week of December 2022, Ms. Lim informed the Spectrum board of directors that she would be recusing herself from future board meetings regarding strategic alternatives in light of any actual or potential conflicts of interest due to Hanmi’s ownership and commercial interests in Spectrum. As a result, Ms. Lim did not participate in the December 5, 2022 meeting or any subsequent meetings of the Spectrum board of directors through the signing of the Merger Agreement with Assertio on April 24, 2023. However, William Ashton, the Chairman of the Spectrum board of directors, and Mr. Riga continued to engage in periodic updates and discussions with representatives of Hanmi, including Ms. Lim, to keep them apprised of progress regarding Spectrum’s pursuit of strategic alternatives.
On December 15, 2022, Assertio’s senior management team sent Spectrum a list of proposed discussion topics with respect to preliminary commercial diligence, which Assertio’s senior management team discussed at a subsequent meeting on December 16, 2022, with Spectrum and SVB Securities.
On January 6, 2023, Spectrum received, through its financial advisors, a preliminary non-binding indication of interest to acquire Spectrum from a potential strategic partner (“Party A”), which was an all-stock proposal that valued Spectrum at $0.55 per share. In addition, Spectrum received a non-binding proposal from Assertio, through its financial advisors, on January 19, 2023 to acquire Spectrum’s ROLVEDON asset for an upfront purchase price of $60 million in cash and earnouts of up to $210 million, based on sales-based milestones, which represented an upfront consideration that was less than Spectrum’s equity value of approximately $115 million as of January 19, 2023.
During the J.P. Morgan Healthcare Conference (January 9-12, 2023), members of Hanmi’s Business Development team, at the direction of Ms. Lim, indicated to Spectrum that Hanmi was unlikely to engage in a strategic transaction with Spectrum in the near-term given organizational changes and a modification of strategic priorities at Hanmi. However, Ms. Lim requested that Hanmi continue to receive access to the Spectrum virtual data room in order to maintain optionality.
On January 31, 2023, Spectrum announced the expected ROLVEDON net sales for the first partial quarter of launch and following such announcement the Spectrum stock price rose approximately 50% to $0.81 per share by February 3, 2023. In February 2023, Spectrum directed Guggenheim Securities to update counterparties on ROLVEDON’s progress, which included contacting Assertio, and the majority of the other counterparties contacted since September 2022 and solicit revised indications of interest based on recent sales results. As part of these discussions, Guggenheim Securities advised SVB Securities, that given ROLVEDON’s status as Spectrum’s only major value driver, Spectrum’s focus was on a full equity acquisition of Spectrum.
On February 6, 2023, the CEO of another strategic counterparty (“Party B”) held a discussion with representatives of Spectrum to learn more about the process. On February 10, 2023, the CEO of Party B connected with Mr. Riga, affirming Party B’s intention to submit a proposal to acquire Spectrum following Party B’s initial diligence of Spectrum’s business and operations.
On February 13, 2023, the Assertio board of directors held a regular meeting, with Assertio’s senior management team present, to discuss the details of a potential strategic transaction with Spectrum. Among other things, the Assertio board of directors reviewed management’s initial commercial diligence findings and Spectrum’s business generally, including ROLVEDON’s early commercial success and Spectrum’s litigation profile. Based on these discussions, the Assertio board of directors authorized Assertio’s management team to continue engaging Spectrum with respect to a potential transaction, including sending a revised indication of interest.
On February 18, 2023, following discussions with the Assertio board of directors, Assertio’s senior management team, through SVB Securities, made a cash and stock proposal to acquire Spectrum which valued Spectrum at $1.05 per share.
On February 21, 2023, Party A made an all-stock proposal that valued Spectrum at approximately $0.99 per share in upfront consideration and included a contingent value right (“CVR”) to receive shares of common stock of the combined company that would be issued to Party A’s shareholders based upon the timing and nature of obtaining certain regulatory approvals relating to a drug in Party A’s development pipeline as well as a CVR to receive shares of common stock of the combined company that would be issued to Spectrum’s stockholders if such approvals were not obtained within 24 months following the closing of the proposed transaction, which CVRs could have resulted in Spectrum stockholders holding between approximately 19% and 64% of the combined company.
On February 22, 2023, the Spectrum board of directors held a virtual meeting at which certain representatives of Spectrum senior management, Guggenheim Securities and Gibson, Dunn & Crutcher LLP, outside legal counsel to Spectrum (“Gibson Dunn”), were present for all or a portion of such meeting. A representative of Gibson Dunn reviewed and discussed the Spectrum board of directors’ fiduciary duties in the context of Spectrum’s review of strategic alternatives. A representative of Guggenheim Securities presented an overview of each of the parties that had submitted or were anticipated to submit a proposal, including Party A, Party B and Assertio, and reviewed the advantages and disadvantages of each potential counterparty and their respective proposals (or anticipated proposals), including that Party B had not previously consummated a significant strategic transaction. Given the all-stock aspect of Party A’s proposal and the significant uncertainty regarding the approval of a drug in its development pipeline, the Spectrum board of directors determined to delay engagement with Party A until greater regulatory clarity was available with respect to such development candidate. The Spectrum board of directors instructed Spectrum management to further engage with Party B and Assertio and instructed Gibson Dunn to prepare an initial draft of a merger agreement to be sent to these and any other potential counterparties.
On February 23, 2023, Guggenheim Securities sent a process letter to Assertio and on March 2, 2023 Guggenheim Securities sent a process letter to Party B, in each case requesting a revised non-binding indication of interest and markup of the Merger Agreement by March 13, 2023.
On February 24, 2023, Spectrum’s management held a discussion with representatives of Party B to provide an update on Spectrum’s business and respond to diligence questions.
On February 24, 2023, Gibson Dunn, on behalf of Spectrum, sent an initial draft of the Merger Agreement for the proposed transaction to Latham & Watkins LLP (“Latham”), outside counsel to Assertio. Such initial draft included, among other terms, (i) that an unspecified number of members of the Spectrum board of directors would join the Assertio board of directors in connection with the consummation of the transaction, (ii) a “hell or high water” regulatory efforts covenant and (iii) “fiduciary out” provisions for both parties, with the amount of termination fees left blank.

On February 28, 2023, Assertio’s senior management team held a meeting with SVB Securities, Spectrum and Guggenheim Securities to discuss outstanding commercial diligence questions related to Spectrum’s business.
On March 1, 2023, Party B made an all-cash proposal that valued Spectrum at $1.01 per share in upfront consideration and total potential consideration of $1.31 per share, including potential CVR payments to Spectrum stockholders.
Later on March 1, 2023, the Spectrum board of directors held a virtual meeting to discuss Assertio’s February 18, 2023 proposal and Party B’s March 1, 2023 proposal.
On March 2, 2023, Gibson Dunn, on behalf of Spectrum, sent an initial draft of a merger agreement for a proposed strategic transaction with Party B to Party B’s counsel.
On March 3, 2023, Spectrum and its advisors received invitations to Assertio’s virtual data room and Spectrum initiated due diligence with respect to Assertio, in light of the stock-based component of its proposal, across multiple functional groups, including legal, longevity of portfolio, finance, tax, commercial, market access, manufacturing & controls, quality, regulatory, clinical, human resources, medical affairs and information technology. Spectrum, with the assistance of its legal advisor and industry consultants, conducted due diligence of Assertio through the eventual signing of the Merger Agreement. Also on March 3, 2023, Assertio’s senior management team, together with its outside advisors held meetings with Spectrum and its advisors to discuss outstanding commercial diligence questions related to Spectrum’s business, as well as certain pending securities litigation and related derivative actions with respect to Spectrum’s business.
Between March 6, 2023, and March 9, 2023, Assertio, Spectrum and their respective advisors conducted several due diligence calls pertaining to tax, finance, IP, legal, manufacturing & controls, HR and commercial diligence as well as a follow up discussion related to pending securities litigation and related derivative actions. During this period, Spectrum and its advisors also continued to engage in due diligence with respect to Assertio. On March 9, 2023 Spectrum’s senior management team together with its advisors and Assertio’s senior management team met to discuss an overview of Assertio’s business.
On March 7, 2023, the Assertio senior management team discussed updates to the transaction with SVB Securities, including that Assertio was willing to grant Spectrum the right to designate one director to Assertio’s board of directors following the closing of the proposed transaction.
Between March 8 and March 13, 2023, Party B and Spectrum conducted several due diligence calls pertaining to supply chain, quality, manufacturing & controls, legal & IP, finance, HR, securities litigation, tax, commercialization and IT diligence.
On March 9, 2023, the Spectrum board of directors held a virtual meeting to discuss updates in respect of the sale process at which certain representatives of Spectrum senior management, Guggenheim Securities and Gibson Dunn were present for all or a portion of such meeting. Spectrum senior management reviewed with the Spectrum board of directors the Spectrum Projections, which they believed Spectrum would achieve. The Spectrum board of directors approved such Spectrum Projections and authorized them to be shared with Assertio and Party B. A representative of Guggenheim Securities described bidder engagement since the prior March 1, 2023 meeting of the Spectrum board of directors and the offers received from Party B and Assertio. Next, a representative of Guggenheim Securities reviewed discussions with Party B and Assertio regarding requested improvements to their respective offers, as well as financing considerations relating to Assertio’s offer and potential synergies that were discussed with Party B. The Guggenheim Securities representative noted that both parties had conducted substantial due diligence and were working on revised proposals.
On March 13, 2023, the Assertio board of directors held a virtual meeting, with Assertio’s senior management team present along with representatives of SVB Securities to discuss its ongoing diligence efforts in respect of the proposed transaction. In particular, the Assertio senior management team discussed (i) certain securities class action litigation and related derivative suits pending with respect to the Spectrum business and (ii) the status of ongoing commercial diligence with respect to Spectrum. The Assertio board of directors also determined that it would be prudent to engage an additional financial advisor with respect to the proposed transaction and directed Assertio’s senior management team to do so.

Following the meeting of Assertio’s board of directors, Assertio’s management engaged Wainwright to act as a financial advisor to the Assertio board of directors and to provide a second fairness opinion with respect to the proposed transaction. Assertio selected Wainwright due to its qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry, its relationship and familiarity with Assertio and its business and its ability to provide a fairness opinion on the required timeline.
Also following the March 13, 2023 meeting of the Assertio board of directors, at the board’s direction, Assertio’s senior management team drafted a letter to Mr. Riga informing him that Assertio would be withdrawing its February 18, 2023 proposal, because, among other reasons, the requested timeline for a revised bid would not allow sufficient time for Assertio to obtain financing, and instead intended to submit a revised all-stock proposal by March 20, 2023. Guggenheim Securities separately relayed this update to Spectrum’s senior management and board of directors.
Also on March 13, 2023, Latham, on behalf of Assertio, delivered to Gibson Dunn a revised draft of the Merger Agreement for the proposed transaction, which draft contemplated, among other terms, (i) a reduced regulatory efforts standard (with no reverse termination fee or other remedy associated with a failure to obtain regulatory approvals), (ii) certain disclosure and non-solicitation requirements related to any third party acquisition proposals that may be received by Spectrum or Assertio and (iii) a requirement that Hanmi deliver a voting and support agreement with respect to the proposed transaction.
On March 15, 2023, Party B informed Guggenheim Securities that in order to finalize a proposal and enter into a transaction, it would require certain additional diligence items. Also on March 15, 2023, Assertio’s senior management team and its advisors held a meeting with Spectrum and its advisors to discuss diligence questions related to Spectrum’s business.
Later on March 15, 2023, Mr. Riga, Mr. Ashton and Ms. Lim had a conversation, in which Ms. Lim informed Mr. Riga and Mr. Ashton that, as representatives of Hanmi had previously indicated, Hanmi would not be submitting a bid to engage in a strategic transaction with Spectrum in light of Hanmi’s recent organizational changes and modification of strategic priorities. However, to forestall any potential or actual conflicts of interest arising from Hanmi’s various interests in Spectrum, Ms. Lim reiterated she would continue to recuse herself from future board meetings regarding strategic alternatives.
On March 16, 2023, Spectrum provided to Party B a schedule setting forth the timing of responses to Party B’s diligence requirements. Spectrum informed Party B that Spectrum’s efforts to meet such schedule were contingent on Party B delivering an updated proposal and the imminence of an agreed upon transaction between Spectrum and Party B.
On March 17, 2023, Party B’s counsel, on behalf of Party B, delivered to Gibson Dunn a revised draft of the merger agreement for a proposed transaction.
On March 19, 2023, the Assertio board of directors held a virtual meeting, with Assertio’s senior management team present along with representatives of Latham, Wilmer Cutler Pickering Hale and Dorr LLP (“Wilmer Hale”), Assertio’s litigation counsel, SVB Securities, Wainwright, and certain other advisors. Assertio’s senior management and Latham provided an update on the status of negotiations with Spectrum’s management team regarding the proposed transaction, including the proposed terms contained in the latest draft of the Merger Agreement. Assertio’s senior management, Latham and Wilmer Hale provided an update as to ongoing commercial, legal and financial diligence. Latham additionally provided the Assertio board of directors with an overview of its fiduciary duties under Delaware law, both in general and in the context of the proposed transaction. Representatives from SVB Securities also provided an overview of the Spectrum Projections. Following a discussion on these and related topics, the Assertio board of directors authorized management to submit a revised non-binding indication of interest consisting of (i) upfront consideration of $1.00 per share in Assertio common stock, (ii) CVR payments (payable in stock or cash at Assertio’s election) with (x) a milestone payment equal to $0.15 per CVR in the event net revenue of ROLVEDON during calendar year 2024 exceeds $175 million and (y) a milestone payment equal to $0.20 per CVR in the event net revenue of ROLVEDON during calendar year 2025 exceeds $225 million, resulting in total potential consideration of up to $1.35 per share and (iii) a termination fee of up to 3.5% of the transaction value. Assertio subsequently submitted a revised all-stock, non-binding proposal to Spectrum, which was consistent with the terms approved by the Assertio board of directors (the “March 19 Proposal”). Assertio also indicated to Spectrum that it had completed substantially all of its due diligence and was prepared to finalize the negotiations and announce the transaction concurrently with the announcement of Spectrum’s fourth quarter 2022 earnings, scheduled for March 22, 2023. In response, Spectrum indicated to Assertio that the upfront consideration would need to be improved to $1.20 per share in order for Spectrum to agree to the proposed transaction.
On March 20, 2023, Latham, on behalf of Assertio, delivered to Gibson Dunn a further revised draft of the Merger Agreement and a draft of the CVR Agreement, which reflected the terms of the March 19 Proposal.
On March 21, 2023, Party B re-submitted a proposal on the same financial terms as its original proposal, which included an all-cash proposal valuing Spectrum at $1.01 per share in upfront consideration and total potential consideration of $1.31 per share, including potential CVR payments. Following discussion among Guggenheim Securities, Mr. Riga and Mr. Ashton, and upon the instruction of Spectrum management, Guggenheim Securities responded to Party B on behalf of Spectrum that in order to progress towards a potential transaction and receive access to additional diligence materials, the upfront consideration would need to be increased.
On March 22, 2023, Spectrum announced its fourth quarter 2022 earnings, including sales in connection with the launch of ROLVEDON commercialization. The Spectrum share price fell from $0.83 per share on March 21, 2023, to $0.71 per share on March 23, 2023.
Also on March 22, 2023, the Assertio board of directors held a virtual meeting, with Assertio’s senior management team present along with representatives from SVB Securities and Wainwright. The Assertio board of directors discussed Spectrum’s Q4 2022 earnings release and the market response, as well as Spectrum’s request to increase the upfront purchase price to $1.20 per share. The Assertio board of directors directed Assertio management and SVB Securities to communicate to Spectrum that Assertio would not increase its upfront consideration to $1.20 per share.
On March 23, 2023, Assertio indicated to Spectrum that it would not increase the upfront consideration component of its proposal to $1.20 per share.
On March 24, 2023, Party B submitted an updated all-cash proposal consisting of upfront consideration of $1.05 per share in cash, plus potential all-cash CVR payments, for total potential consideration of up to $1.31 per share.
Later on March 24, 2023, the Spectrum board of directors held a virtual meeting, at which certain representatives of Spectrum senior management, Gibson Dunn and Guggenheim Securities were present for all or a portion of such meeting, to discuss, among other things, Spectrum’s stock price performance since the fourth quarter 2022 earnings announcement and updates with respect to the sale process. Representatives of Guggenheim Securities updated the Spectrum board of directors regarding Assertio’s indication that it would not increase the upfront consideration of its proposal, while Party B indicated it needed to conduct further diligence on Spectrum. The Spectrum board of directors discussed these proposals in light of the fact that Spectrum’s stock price had traded down since the earnings release. The Spectrum board of directors and management then discussed the advantages and disadvantages of pursuing a strategic transaction with either Assertio or Party B in contrast to pursuing a standalone strategy and the risks of continuing to engage, including that Party B’s additional diligence requests would be burdensome on the Spectrum management team and there was execution risk in Party B’s proposal given their lack of experience in strategic transactions. Nevertheless, the Spectrum board of directors determined that it was in the best interests of the Spectrum stockholders for Spectrum management to continue negotiating with each of Assertio and Party B in pursuit of a potential strategic transaction. As such, the Spectrum board of directors instructed Spectrum management to accommodate Party B with respect to its diligence requests and to provide Assertio additional time to make a revised offer.
Over the week of March 26, 2023, Spectrum and Party B conducted additional diligence.
On March 29, 2023, SVB Securities indicated to Guggenheim Securities that Assertio remained interested in engaging in further discussions at an offer price below $1.20 per share.

On March 30, 2023, Assertio’s senior management team corresponded with Assertio’s board of directors regarding a revised proposal consisting of increased upfront consideration of $1.10 per share in Assertio common stock, with reduced CVR payments (payable in stock or cash at Assertio’s election), maintaining the total potential consideration of $1.35 per share, which the Assertio board of directors authorized on March 31, 2023, and which Assertio subsequently submitted to Spectrum that day. As part of this proposal, Assertio requested exclusivity through April 10, 2023, but Spectrum, wishing to continue to negotiate with each of Assertio and Party B, did not agree to such request.
On April 2, 2023, members of Assertio’s senior management team and Spectrum’s senior management team discussed, among other things, updates with respect to Spectrum’s revenue in the first quarter of 2023, Spectrum’s ongoing reverse due diligence efforts and possible exclusivity between the parties. Additionally, Spectrum’s senior management team indicated that a revised proposal of $1.15 per share may be sufficient for the Spectrum board of directors to move forward with the transaction.
Later on April 2, 2023, the Assertio board of directors held a virtual meeting, with Assertio’s senior management team present along with representatives from SVB Securities. The Assertio board of directors discussed with SVB Securities potential changes to the upfront per share purchase price, and authorized Assertio management to submit an updated proposal consisting of upfront consideration of $1.15 per share of Assertio common stock, with CVR payments (payable in stock or cash at Assertio’s election) bringing the total potential consideration to $1.30 per share. Also on April 2, 2023, Gibson Dunn, on behalf of Spectrum, delivered to Latham a revised draft of the Merger Agreement for the proposed transaction, continuing to negotiate the terms of the regulatory efforts and related remedies and leaving the termination fee blank. On April 4, 2023, Gibson Dunn, on behalf of Spectrum, delivered to Latham a revised draft of the form of CVR Agreement, which draft contemplated, among other terms, (i) revised measurement periods for the milestone payments from the calendar years 2024 and 2025, respectively, to any consecutive 12-month period ending before December 31, 2024 or December 31, 2025, respectively, (ii) expanding the scope of the sales milestones related to the CVR payments to encompass products resulting from the combination of ROLVEDON with other drug substances (a “Combination Product”) and (iii) requiring that Assertio use a defined level of efforts to achieve the ROLVEDON sales milestones relating to the 2024 and 2025 milestone payments.
Between April 4, 2023, and April 5, 2023, Assertio’s senior management team held meetings with its advisors (including SVB Securities, Latham and certain other advisors), and Spectrum and its advisors (including Guggenheim Securities, Gibson Dunn and certain other advisors), to discuss various tax, manufacturing, quality assurance, regulatory, employment and legal diligence matters. Additionally, between April 4, 2023, and April 5, 2023, Assertio’s senior management team held meetings with its advisor, SVB Securities, Spectrum and the parties’ respective legal advisors, to discuss various financial diligence matters and revenue projections, along with certain commercial and marketing diligence matters.
Also on April 5, 2023, Mr. Riga and Daniel Peisert, President and Chief Executive Officer of Assertio, met to discuss the status of ongoing negotiations and diligence.
Further on April 5, 2023, Party B submitted an updated all-cash proposal consisting of upfront consideration of $1.05 per share, with CVR payments bringing the total potential consideration to $1.46 per share. Spectrum management communicated to Party B that in order for Spectrum to move forward with Party B, it would need to increase the upfront consideration.
On April 6, 2023, Party B submitted an updated all-cash proposal consisting of upfront consideration of $1.10 per share, with CVR payments bringing the total potential consideration to $1.46 per share.
Also on April 6, 2023, Assertio submitted an updated proposal consisting of upfront consideration of $1.15 per share in Assertio common stock, with CVR payments (payable in stock or cash at Assertio’s election) bringing the total potential consideration to $1.30 per share. As part of this proposal, Assertio requested exclusivity through April 17, 2023, but Spectrum did not agree to such request, wishing to continue to negotiate with each of Assertio and Party B.
Later on April 6, 2023, the Spectrum board of directors held a virtual meeting to discuss updates in respect of the sale process and at which certain representatives of Spectrum senior management, Guggenheim Securities and Gibson Dunn were present for all or a portion of such meeting. Members of Spectrum’s senior management presented updates with respect to engagement with Party B and Assertio and discussed their view regarding Spectrum’s due diligence of Assertio, and their perspective on Assertio’s financial projections as a stand-alone company. A representative of Guggenheim Securities reviewed bidder engagement since the prior board meetings. Such representative reviewed each of Party B’s and Assertio’s revised proposals, as well as the requisite financing considerations for each party. Guggenheim Securities discussed certain precedent transactions comparable to the proposed transaction with each of Party B and Assertio and the likelihood of being able to achieve a signing and closing of the transaction on the proposed timeline with respect to each bidder. The Spectrum board of directors believed the Spectrum stockholders may prefer an all-cash transaction, subject to receipt of acceptable terms from Party B, though it expressed concern that there was significant execution risk in engaging with Party B in light of its lack of experience consummating strategic transactions, which was demonstrated by certain of their due diligence requests and engagement to date. Acknowledging its view that a strategic transaction was a better outcome for its stockholders than pursuing a standalone strategy, the Spectrum board of directors authorized Spectrum senior management and Guggenheim Securities to seek to finalize a proposal with either of Party B or Assertio at the highest price reasonably obtainable.
Between April 6, 2023 and April 12, 2023, Spectrum senior management and its advisors negotiated and engaged with Party B and its advisors to seek to finalize the transaction documents and respond to all of Party B’s diligence requests on the basis of its April 6, 2023 all-cash proposal of $1.10 per share in upfront consideration and CVR payments bringing the total potential consideration to $1.46 per share.
On April 7, 2023, following the discussion of the Spectrum board of directors, Spectrum management indicated to Assertio that it needed to increase the first CVR milestone payment amount so that the resulting total potential value of its offer would match Assertio’s March 31, 2023 proposal consisting of upfront consideration of $1.10 per share in Assertio common stock and two potential CVR milestone payments (payable in stock or cash at Assertio’s election) with an aggregate potential value equal to $0.25 per CVR. Spectrum management further indicated to Assertio that it was in discussions with Hanmi regarding its support of the proposed transaction.
Later on April 7, 2023, the Assertio board of directors held a virtual meeting, with Assertio’s senior management team present along with representatives from Latham, SVB Securities and Wainwright. Assertio’s senior management team and Latham provided an update on the status of negotiations with Spectrum’s management team since the Assertio board of directors’ previous meeting and an overview of the remaining open items in the Merger Agreement, including certain closing conditions, regulatory covenants and a revised termination fee of a 3.75% to be included in an updated draft of the Merger Agreement to Spectrum. Assertio’s senior management team provided the Assertio board of directors with an update regarding ongoing discussions between Spectrum and Hanmi regarding a potential voting agreement in support of the proposed transaction. Representatives from SVB Securities reviewed the Assertio Projections with the Assertio board of directors that were proposed to be used in the preparation of each advisor’s fairness opinion. The Assertio board of directors approved the use of the Assertio Projections in preparing the fairness opinions. Later on April 7, 2023, Assertio submitted a further updated proposal (the “April 7 Proposal”) consisting of upfront consideration of $1.15 per share of Assertio common stock, with a CVR milestone payment (payable in stock or cash at Assertio’s election) of up to $0.10 per CVR in the event net revenue of ROLVEDON during calendar year 2024 exceeds $175 million and (ii) a CVR milestone payment (payable in stock or cash at Assertio’s election) of up to $0.10 per CVR in the event net revenue of ROLVEDON during calendar year 2025 exceeds $225 million, less any amount paid in connection with the 2024 milestone payment and, in each case, subject to a cap in the event that the CVR payments could result in the value of the upfront consideration constituting less than 80% of the aggregate merger consideration (the “CVR Cap”), bringing the total potential consideration to $1.35 per share. As part of this proposal, Assertio requested exclusivity through April 17, 2023, which Spectrum refused to grant.
Also on April 7, 2023, Latham, on behalf of Assertio, delivered an updated draft of the Merger Agreement and CVR Agreement for the proposed transaction to Gibson Dunn. Among other things, the Merger Agreement was updated to revise (i) proposed treatment of Spectrum equity awards, (ii) interim operating covenants applicable to Assertio and (iii) the termination fee equal to 3.75% of the total merger consideration. The CVR Agreement was revised to contemplate (i) payment of up to $0.10 per CVR (payable in stock or cash at Assertio’s election) upon achieving certain revenue milestones, consistent with the April 7 Proposal, (ii) revisions such that the milestone payments would only be measured based on net sales of ROLVEDON, and would not include Combination Products and (iii) revisions to the defined level of efforts standard proposed in Gibson Dunn’s April 4, 2023 draft of the CVR Agreement.
During early- to mid-April, Spectrum provided Hanmi with updates concerning Spectrum’s ongoing sale process. Around such time, Hanmi indicated its desire to renegotiate the drug substance fixed pricing under the Supply Agreement in connection with any proposed transaction with Assertio. Spectrum reminded Hanmi that pricing under the Supply Agreement was fixed through the latter half of 2025 and that Hanmi did not have the ability to renegotiate pricing terms in connection with the transaction, which Hanmi did not dispute. Hanmi informed Spectrum that it intended to abstain from any vote in a strategic transaction with Assertio due to Hanmi’s limited knowledge of Assertio and its strategy. On April 11, 2023, Spectrum conveyed to Assertio that Hanmi had indicated its desire to renegotiate pricing under the Supply Agreement in connection with the transaction.
On April 11, 2023, the Assertio board of directors held a virtual meeting, with Assertio’s senior management team present. Mr. Peisert provided an update regarding Spectrum’s continued discussions with Hanmi, including Hanmi’s request to renegotiate the fixed pricing under the Supply Agreement. Following discussions, the Assertio board of directors instructed Assertio’s management to pause continued negotiations with Spectrum regarding the proposed transaction until Spectrum had come to a resolution with Hanmi or modified its offer to address any potential future change in pricing under the Supply Agreement. Assertio indicated the same to Spectrum.
On April 12, 2023, the CEO of Party B, Party B’s counsel, Mr. Riga and Spectrum’s counsel held a meeting at which the CEO of Party B confirmed that its board of directors was supportive of the all-cash proposal of $1.10 per share in upfront consideration with CVR payments bringing the total potential consideration to $1.46 per share and that all documents were in agreed form among the parties. In addition, the CEO of Party B indicated that Party B would be prepared to sign and announce a merger agreement on such terms the following day, after each party’s final board meetings.
On April 13, 2023, Party B reduced the upfront consideration of its proposal to $0.85 per share citing additional discussions with its board of directors, the transaction size relative to its financial capacity and the long-term uncertainty around the Long Acting Granulocyte Colony Stimulating Factor market in which ROLVEDON competes.
On April 13, 2023, the Spectrum board of directors held a virtual meeting at which Spectrum management, Guggenheim Securities and Gibson Dunn were present for all or a portion of such meeting. During the meeting the Spectrum board of directors instructed Spectrum management, Guggenheim Securities and Gibson Dunn to cease engaging with Party B and its advisors but to continue to engage with Assertio in an effort to secure an acceptable proposal.
On April 19, 2023, Peter Staple, Chairman of the Assertio board of directors, met with Mr. Ashton to discuss the progress of Spectrum’s discussions with Hanmi regarding pricing under the Supply Agreement. In particular, Mr. Ashton noted that Spectrum had reminded Hanmi that pricing under the Supply Agreement was fixed through the latter half of 2025 and that Hanmi did not have the ability to renegotiate pricing terms in connection with the transaction, and that Hanmi had not disputed this. Mr. Ashton further relayed to Mr. Staple that Hanmi would not provide a voting and support agreement prior to the announcement of the transaction.
On April 19, 2023, Gibson Dunn, on behalf of Spectrum, delivered to Latham a revised draft of the Merger Agreement for the proposed transaction, which draft contemplated, among other things, (i) removing the requirement that Spectrum obtain a voting and support agreement from Hanmi with respect to the proposed transaction with Assertio, (ii) additional interim operating covenants for Assertio and (iii) a revised termination fee equal to $5,000,000.
On April 21, 2023, Gibson Dunn, on behalf of Spectrum, delivered to Latham a revised draft of the form of CVR Agreement, which draft contemplated, among other things, (i) net revenue generated in any twelve month period prior to the applicable milestone date would count towards meeting the applicable milestone, (ii) CVR payments would not be subject to the CVR Cap and (iii) revisions such that the milestone payments would be measured based on net sales of ROLVEDON, including Combination Products.

Later on April 21, 2023, the Assertio board of directors held a virtual meeting, with Assertio’s senior management team present along with representatives from Latham, SVB Securities, Wainwright and certain other advisors. Mr. Peisert then discussed with the board Hanmi’s prior request to renegotiate pricing under the Supply Agreement. Mr. Peisert and Mr. Staple understood from conversations with Spectrum that Spectrum had reminded Hanmi that pricing under the Supply Agreement was fixed through the latter half of 2025, and Hanmi had not disputed this. Mr. Peisert also informed the Board that Hanmi and Spectrum had previously engaged in discussions regarding the possibility of Hanmi acquiring Spectrum. Latham provided the Assertio board of directors with an overview of the Supply Agreement and other agreements between Spectrum and Hanmi, including certain key terms and how each agreement will be treated upon the closing of the proposed transaction. Assertio’s senior management provided Assertio’s board of directors with a preliminary feasibility assessment for a potential technology transfer of ROLVEDON drug substance manufacturing to a second supplier. Representatives from SVB Securities provided the Assertio board of directors with an update regarding the Assertio Projections and the Assertio adjusted Spectrum Projections that were proposed to be used in the preparation of each advisor’s fairness opinion. Following such discussions, the Assertio board of directors determined to rely on the existing contractual commitments under the Supply Agreement with Hanmi, and that (i) a $0.05 reduction in the per share purchase price, and (ii) subjecting the milestones for each CVR payment to dollar-for-dollar adjustment for any actual expenditure on technology transfer activity of ROLVEDON drug substance manufacturing to a second supplier, were appropriate to account for concerns discussed with respect to the Hanmi agreements and certain pricing considerations in SVB Securities’ presentation. The Assertio board of directors further determined that, given the execution risk implied by Hanmi’s participation in the process, Assertio should continue to require a termination fee at the high end of the market range in connection with the proposed transaction.
On April 22, 2023, Assertio submitted a revised proposal consisting of upfront consideration of $1.10 per share made up entirely of Assertio stock, with CVR payments (payable in stock or cash at Assertio’s election) bringing the total potential consideration to $1.30 per share.
On April 23, 2023, Latham, on behalf of Assertio, delivered to Gibson Dunn a revised draft of the Merger Agreement for the proposed transaction, which among other things, (i) revised certain interim operating covenants applicable to Assertio and Spectrum, (ii) clarified that Spectrum would have the right to designate one director to the Assertio board, subject to Assertio’s consent and (iii) included a termination fee equal to $9,187,500.
On April 23, 2023, Latham, on behalf of Assertio, additionally delivered an updated draft of the form of CVR Agreement to Gibson Dunn, which draft contemplated that (i) only net revenue generated during the 2024 and 2025 calendar years would count towards meeting the applicable milestone, (ii) CVR payments be subject to the CVR Cap and (iii) as a result of Hanmi’s indication to Spectrum that it would not sign a voting agreement in support of the transaction and the possibility that Hanmi may attempt to negotiate an increase of the pricing terms of the Supply Agreement when pricing comes up for negotiation in the latter half of 2025, milestones for each CVR payment would be subject to dollar-for-dollar adjustment for any actual expenditure on technology transfer activity in the event that Assertio determined, in its sole discretion, to pursue a technology transfer of ROLVEDON drug substance manufacturing to a second supplier.
On April 23, 2023, based on the last closing price of Spectrum’s shares and Assertio’s shares, Assertio and Spectrum agreed to convert Assertio’s proposal to an exchange ratio of 0.1783, which represented the $1.10 per share upfront consideration set forth in Assertio’s April 22 proposal. As of the close of business on April 24, 2023, the exchange ratio of 0.1783 represented upfront consideration of $1.14 per share, with CVR payments bringing the total potential consideration to $1.34 per share.
During the night of April 23, 2023, and throughout the course of April 24, 2023, Gibson Dunn and Latham exchanged several drafts of the Merger Agreement for the proposed transaction and the form of CVR Agreement and representatives of Gibson Dunn and Latham met virtually several times to discuss and finalize all terms the Merger Agreement and form of CVR Agreement. The parties agreed to a termination fee of $8.3 million (along with an expense reimbursement provision under certain circumstances described in greater detail in “The Merger Agreement — Termination Fees”) and to the inclusion of Combination Products for purposes of measuring the net sales milestones under the CVR Agreement.

On April 24, 2023, the Assertio board of directors held a virtual meeting, with Assertio’s senior management team present along with representatives from Latham, SVB Securities, Wainwright and certain other advisors. A representative from Latham provided an update to the Assertio board of directors regarding the proposed final terms of the Merger Agreement and the CVR Agreement, along with an overview of the Board’s fiduciary duties under Delaware law both in general and in the context of the proposed transaction. Also at this meeting, after referencing its financial analyses of the Merger Consideration, SVB Securities delivered to the Assertio board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 24, 2023, to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be paid by Assertio pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to Assertio, as more fully described under “Opinion of Assertio’s Financial Advisors — Opinion of SVB Securities LLC”. Also at this meeting, after referencing its financial analyses of the Merger Consideration, Wainwright delivered to the Assertio board of directors its oral opinion, subsequently confirmed by delivery of a written opinion dated April 24, 2023, to the effect that, as of such date and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of such opinion, the Merger Consideration to be paid pursuant to the Merger Agreement was fair from a financial point of view to Assertio, as more fully described under “Opinion of Assertio’s Financial Advisors — Opinion of H.C. Wainwright & Co., LLC”. After discussions, including as to the matters described below under “Recommendation of the Assertio Board of Directors; Assertio’s Reasons for the Merger,” the Assertio board of directors unanimously (i) determined that the terms of the Merger Agreement and the merger were fair to and in the best interests of Assertio and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the merger and the share issuance, each on the terms and subject to the conditions set forth in the Merger Agreement; and (iii) recommended that Assertio stockholders approve the Assertio Share Issuance Proposal.
In the evening on April 24, 2023, the Spectrum board of directors held a special virtual meeting at which certain representatives of Spectrum senior management, Guggenheim Securities and Gibson Dunn were present for all or a portion of such meeting. Representatives of Spectrum senior management provided the Spectrum board of directors an update with respect to the negotiation of the Merger Agreement and the form of CVR Agreement since the prior Spectrum board of directors meeting on April 6, 2023. Representatives of Guggenheim Securities then reviewed and discussed with the Spectrum board of directors its financial analyses with respect to the potential strategic transaction in light of the most recent trading prices of Spectrum shares and Assertio shares. Guggenheim Securities then delivered its oral opinion to the Spectrum board of directors, which opinion was subsequently confirmed in a written opinion dated April 24, 2023, to the effect that, as of such date, and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Exchange Ratio and CVR Consideration was fair, from a financial point of view, to the stockholders of Spectrum, as more fully described under “Opinion of Spectrum’s Financial Advisor — Opinion of Guggenheim Securities, LLC”. Thereafter, the Spectrum board of directors (other than Ms. Lim who had recused herself) unanimously (i) determined that the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and the form of CVR Agreement were advisable and fair to, and in the best interests of, Spectrum and the Spectrum stockholders; (ii) approved, authorized, adopted and declared advisable the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement and the form of CVR Agreement; and (iii) recommended that the Spectrum stockholders vote in favor of adopting the Merger Agreement. For a description of the various factors considered by the Spectrum board of directors, see the section entitled “The Merger — Recommendation of the Spectrum Board of Directors; Spectrum’s Reasons for the Merger” of this joint proxy statement/prospectus.
Later on April 24, 2023, following the approval of the Merger Agreement and the merger by the Assertio board of directors and the Spectrum board of directors, Assertio and Spectrum finalized and executed the Merger Agreement, and on the morning of April 25, 2023, prior to the opening of trading, issued a joint press release announcing the transaction.

Recommendation of the Assertio Board of Directors; Assertio’s Reasons for the Merger
At a special meeting held on April 24, 2023, the Assertio board of directors unanimously: (i) determined that the terms of the Merger Agreement and the Merger are fair to and in the best interests of Assertio and its stockholders; (ii) approved and declared advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the share issuance, each on the terms and subject to the conditions set forth in the Merger Agreement; and (iii) recommended that Assertio stockholders approve the Assertio share issuance proposal.
ACCORDINGLY, THE ASSERTIO BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ASSERTIO STOCKHOLDERS VOTE “FOR” THE ASSERTIO SHARE ISSUANCE PROPOSAL AND “FOR” THE ASSERTIO ADJOURNMENT PROPOSAL.
As described under “— Background of the Merger,” in evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger and the share issuance, the Assertio board of directors held a number of meetings and consulted with Assertio senior management and its outside legal and financial advisors. In reaching its decision to approve the Merger Agreement and to recommend that Assertio stockholders vote to approve the Assertio share issuance proposal, the Assertio board of directors considered a number of factors, including, but not limited to the following (which are not necessarily presented in order of their relative importance to the Assertio board of directors):
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Benefits of the Acquisition.   The Assertio board of directors believe that the acquisition of Spectrum enhances Assertio’s leadership position in the pharmaceutical industry and expands Assertio’s branded prescription portfolio. In particular, the Assertio board of directors noted:

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that the incorporation of ROLVEDON into Assertio’s product portfolio represents meaningful further asset and revenue diversification and extends the portfolio’s weighted average duration of exclusivity;

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the expectation that the Merger will be accretive to Assertio’s adjusted-EPS and operating cash flow beginning in 2024;

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that Assertio’s innovative digital non-personal sales model complements Spectrum’s in-person commercial infrastructure, providing greater market access and resources than either company as a standalone entity;

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the expectation that the combined company’s enhanced scale and greater diversification of revenue generating commercial assets is expected to result in a more attractive profile to investors and benefit from greater access to the capital markets;

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that the transaction enables the combined company to have a more scalable and competitive infrastructure for continuing the commercialization and acquisition of existing products suited to Assertio’s unique omni-channel sales strategy or Spectrum’s in-person oncology-focused commercial infrastructure;

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the Merger is expected to better position Assertio to benefit from specialty pharmaceutical market conditions, including opportunities for additional company and product acquisitions;

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the fact that, upon completion of the transactions, the five person board of directors of Assertio will be expanded to include an additional Spectrum director nominee; and

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the Assertio board of directors’ consideration of the structure of the transaction as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code as discussed under “— U.S. Federal Income Tax Considerations Relating to the Merger”.

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Exchange Ratio and Merger Consideration.   The Assertio board of directors considered the relative favorability of the exchange ratio relative to the exchange ratios historically implied by the relative trading prices of Assertio and Spectrum common stock over various periods and relative to the current assessment of the valuation of each company and of the synergies and other benefits of the Merger, in addition to:

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the fact that, upon completion of the Merger (without consideration of the shares of Assertio common stock underlying the CVRs), Assertio stockholders and former Spectrum stockholders will own approximately 65% and 35%, respectively, of the combined company (based on fully diluted shares outstanding of the combined company);
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the fact that the CVRs will require Assertio to pay additional consideration only upon achievement of certain net sales milestones with respect to ROLVEDON, and on other terms and conditions specified in the CVR Agreement;

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the oral opinion of SVB Securities, rendered to the Assertio board of directors, subsequently confirmed in a written opinion dated April 24, 2023, to the effect that, as of April 24, 2023, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by SVB Securities in connection with the preparation of its opinion, the Merger Consideration provided for in the Merger Agreement was fair, from a financial point of view, to Assertio (which opinion is more fully described below under “— Opinions of Assertio’s Financial Advisors — Opinion of SVB Securities LLC” and is attached as Annex C hereto); and

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the oral opinion of Wainwright, rendered to the Assertio board of directors, subsequently confirmed in a written opinion dated April 24, 2023, to the effect that, as of April 24, 2023, and subject to the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered by Wainwright in connection with the preparation of its opinion, the consideration to be paid pursuant to the Merger Agreement, consisting of the Merger Consideration, was fair from a financial point of view to Assertio (which opinion is more fully described below under “— Opinions of Assertio’s Financial Advisors — Opinion of H.C. Wainwright & Co., LLC” and is attached as Annex D hereto).

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Other Factors Considered by the Assertio Board of Directors.   In addition to considering the factors described above, the Assertio board of directors considered the following additional factors that weighed in favor of the Merger:

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historical information concerning Assertio’s and Spectrum’s respective businesses, financial condition, results of operations, earnings, trading prices, managements, competitive positions and prospects on stand-alone and forecasted combined bases; and

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the current and prospective business environment in which Assertio and Spectrum operate, including international, national and local economic conditions and the competitive and regulatory environment, and the likely effect of these factors on Assertio and the combined company.

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Terms of the Merger Agreement.   The Assertio board of directors considered that the terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants, and the circumstances under which the Merger Agreement may be terminated, in its belief, are reasonable. The Assertio board of directors also reviewed and considered the conditions to the completion of the Merger, and concluded that while the completion of the Merger is subject to customary closing conditions, such conditions were likely to be satisfied on a timely basis.

The Assertio board of directors weighed these advantages and opportunities against a number of potentially negative factors in its deliberations concerning the Merger Agreement and the Merger, including:
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the risk that Spectrum’s financial performance may not meet Assertio’s expectations;

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the risk that, because the exchange ratio under the Merger Agreement would not be adjusted for changes in the market price of Assertio or Spectrum common stock, the then-current trading price of the shares of Assertio common stock to be issued to holders of shares of Spectrum common stock upon the consummation of the Merger could be significantly higher than the trading price prevailing at the time the Merger Agreement was entered into;

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the fact that each of the opinions of SVB Securities and Wainwright as to the fairness, from a financial point of view, of the Merger Consideration set forth in the Merger Agreement speaks only as of the date of such opinion and did not and will not take into account events occurring or information that becomes available after such date, including any changes in the operations and prospects of Assertio or Spectrum, general economic, monetary, market and other conditions and other factors that may be beyond the control of Assertio and Spectrum and on which the fairness opinions were based, any of which may be material;
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the risks inherent in the businesses of Assertio and Spectrum, including the costs and risks of manufacturing and supply issues and delay and failure in clinical development programs and commercial launch efforts;

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the risks posed by certain pending securities litigation (and related derivative actions) that Spectrum is subject to with respect to its ROLVEDON and poziotinib products, as described in greater detail in Spectrum’s public filings;

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the risk that the Merger may not be completed or may be delayed despite the parties’ efforts, including the possibility that conditions to the parties’ obligations to complete the Merger may not be satisfied, and the potential resulting disruptions to Assertio’s and Spectrum’s businesses;

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the potential length of the regulatory approval process and the possibility that governmental authorities might seek to require certain actions of Assertio or Spectrum or impose certain terms, conditions or limitations on Assertio’s or Spectrum’s businesses in connection with granting approval of the Merger or might otherwise seek to prevent or delay the Merger;

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the difficulties and challenges inherent in completing the Merger and integrating the businesses, operations and workforce of Spectrum with those of Assertio and the possibility of encountering difficulties in achieving expected revenue growth;

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the possible diversion of management attention for an extended period of time during the pendency of the Merger and, following closing, the integration of the two companies;

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the substantial costs to be incurred in connection with the Merger, including those incurred regardless of whether the Merger is consummated;

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the risk that Assertio stockholders may not approve the Assertio share issuance proposal at the Assertio special meeting or that Spectrum stockholders may not approve the adoption of the Merger Agreement at the Spectrum special meeting;

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that Assertio would be required to pay to Spectrum a termination fee of $8.3 million in the event the Merger Agreement were to be terminated by Assertio in order to accept a superior acquisition proposal from another bidder or a change in the recommendation by the Assertio board of directors to its stockholders with respect to approval of the share issuance (as more fully described below under “— The Merger Agreement — Assertio Termination Fee”);

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the ability of the Spectrum board of directors, subject to certain conditions, to change its recommendation supporting the Merger in response to a superior proposal or an intervening event other than a superior proposal, if the Spectrum board of directors determines in good faith, after consultation with its outside legal counsel and its financial advisor, that failure to take such action would reasonably be expected to be inconsistent with the Spectrum board of directors’ fiduciary duties to its stockholders under applicable laws;

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the ability of the Spectrum board of directors, subject to certain conditions, to terminate the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal; and

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risks of the type and nature described under entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”

The Assertio board of directors considered all of these factors as a whole and, on balance, concluded that the potential benefits of the Merger outweighed the risks and uncertainties of the Merger.
In addition, the Assertio board of directors was aware of and considered that Assertio directors and executive officers would have the right to continued service for, employment by and the right to continued indemnification by the combined company. See “Interests of Assertio’s Directors and Executive Officers in the Merger.”
The foregoing discussion of the information and factors that the Assertio board of directors considered is not intended to be exhaustive, but rather is meant to include the material factors that the Assertio board of directors considered. The Assertio board of directors collectively reached the conclusion to approve the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement in light of the various factors described above and other factors that the members of the Assertio board of directors believed were appropriate. In view of the complexity and wide variety of factors, both positive and negative, that the Assertio board of directors considered in connection with its evaluation of the Merger, the Assertio board of directors did not find it practical, and did not attempt, to quantify, rank or otherwise assign relative or specific weights or values to any of the factors it considered in reaching its decision and did not undertake to make any specific determination as to whether any particular factor, or any aspect of any particular factor, was favorable or unfavorable to the ultimate determination of the Assertio board of directors. In considering the factors discussed above, individual directors may have given different weights to different factors.
The foregoing description of Assertio’s consideration of the factors supporting the Merger is forward-looking in nature. This information should be read in light of the factors discussed under “Cautionary Statement Regarding Forward-Looking Statements.”
Recommendation of the Spectrum Board of Directors; Spectrum’s Reasons for the Merger
The Spectrum board of directors, at a meeting held on April 24, 2023, among other things, (i) determined that the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interest of, and are advisable to, Spectrum and the Spectrum stockholders, (ii) approved and adopted the Merger Agreement and approved the Merger and the other transactions contemplated by the Merger Agreement and (iii) recommended that the Spectrum stockholders approve the Merger Agreement. The Spectrum board of directors recommends that Spectrum stockholders vote “FOR” the Spectrum merger proposal.
As described above in the section titled “The Merger — Background of the Merger” beginning on page 71 of this joint proxy statement/prospectus, in evaluating the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement, the Spectrum board of directors consulted with Spectrum’s senior management, outside legal counsel and Spectrum’s financial, tax and strategy advisors. The Spectrum board of directors determined that entering into the Merger Agreement with Assertio was fair and in the best interests of, and advisable to, Spectrum and Spectrum stockholders. In arriving at this determination and in recommending that the Spectrum stockholders vote their shares of Spectrum common stock in favor of adoption of the Merger Agreement, the Spectrum board of directors considered a number of factors, including the following factors (not necessarily in order of relative importance) which the Spectrum board of directors viewed as being generally positive or favorable in coming to its determination, approval and related recommendation:
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The Spectrum board of directors’ belief that the Merger will create a differentiated pharmaceutical company with complementary businesses, which will enhance opportunities for product cross-selling and market expansion and benefit stockholders by creating long-term growth potential.

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The Spectrum board of directors’ belief that the Merger will allow for Spectrum to commercialize ROLVEDON faster and more efficiently than Spectrum could achieve on a standalone basis.

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The Spectrum board of directors’ belief that the combined company is more valuable to Spectrum’s stockholders than Spectrum’s value as an independent, standalone public company. The Spectrum board of directors reviewed Spectrum’s business, operations, assets, operating results, financial conditions, prospects, business strategy, competitive position and industry, including the potential impact (which cannot be quantified numerically) of those factors on the trading price of Spectrum’s common stock, to assess the prospects and risks associated with remaining an independent, standalone public company, including:

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the risks associated with the marketing and commercialization of ROLVEDON and the early-stage nature of Spectrum’s other product candidates which may not be successfully developed into products that are marketed and sold, and the development of Spectrum’s product pipeline, including the initiation and completion of planned preclinical studies and clinical trials, delays or failures to obtain or make applicable regulatory filings and approvals, the uncertainty of FDA approval for Spectrum’s product candidates and the risk that Spectrum’s ongoing product development activities are not successful;
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the cost that Spectrum would be required to incur to commercialize ROLVEDON and its other product candidates on a standalone basis, if its preclinical studies and clinical trials are successful and FDA approval is received;

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the capital requirements forecasted to achieve profitability, the uncertainty of availability of adequate capital to Spectrum on reasonable terms for Spectrum to effectively launch its product candidates, if approved, independently, and the significant dilution to existing stockholders that would likely result from future fundraising at Spectrum;

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the uncertainty regarding future pricing for Spectrum’s product candidates for the indications currently being considered and uncertainty regarding the availability of, level of, or restrictions related to reimbursement from insurance companies and government payors;

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potential future competition, including from larger and better funded companies which might have competitive advantages from their broader commercial scope and economies of scale in pricing;

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the risks inherent in the pharmaceutical industry and, in light of the regulatory, financial and competitive challenges facing industry participants, the belief of the Spectrum board of directors that the combined company following the Merger would be better positioned to meet these challenges if the expected strategic and financial benefits of the transaction were fully realized; and

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the risks of failure of Spectrum’s ongoing preclinical studies or any clinical trials.

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The expectation that, following the Merger, the combined company would have a strong financial and credit profile, which may unlock access to capital that is not available to Spectrum on a standalone basis.

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The Spectrum board of directors’ consideration, with the assistance of Spectrum’s advisors and Spectrum senior management, of the potential for alternative transactions or remaining as a standalone company, and belief that it was unlikely that an alternative transaction or remaining as a standalone company would provide more long-term value to the Spectrum stockholders than the Merger.

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The Spectrum board of directors’ belief that the combined company’s enhanced scale and diversified revenue mix would result in improved opportunities for growth and cost savings and enhance the combined company’s ability to capitalize on new growth opportunities and to compete for customers and key employee talent.

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The Spectrum board of directors’ belief that the combined company will have enhanced scale and sufficient balance sheet flexibility to make technological and other investments to serve customers.

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The implied value of the Upfront Merger Consideration to be received by Spectrum stockholders (which was $1.14 per share of Spectrum common stock, calculated based on the closing price of Assertio common stock on the Nasdaq on April 24, 2023, representing a premium of approximately 65% over the closing price of the Spectrum common stock on the same date and a premium of approximately 61.4% over the 30-day volume weighted average trading price of the Spectrum common stock).

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The fact that the exchange ratio in the Merger is fixed and will not fluctuate as a result of changes in the market value of Assertio common stock or Spectrum common stock, which provides certainty as to the respective pro forma percentage ownership of the combined company, limits the impact of external factors on the Merger and affords Spectrum stockholders the opportunity to benefit from any increase in the market value of the Assertio common stock between the announcement and consummation of the Merger.

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The fact that the consideration to be received by Spectrum stockholders in the Merger, consisting of shares of Assertio common stock, which will be listed for trading on the Nasdaq, continues to provide liquidity for Spectrum stockholders desiring to liquidate their investment after the Merger and provides Spectrum stockholders the opportunity to participate in the future growth of the combined company following the Merger.
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The fact that the Merger Consideration includes one CVR per share, which provides Spectrum stockholders an opportunity to realize additional value from future payments.

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The fact that the strategic combination with Assertio will allow the Spectrum stockholders to have a meaningful ownership interest in the combined company, with an expected pro forma ownership of approximately 35%, and allow certain continuing Spectrum officers and directors to participate in the execution of the strategy and business plan of the combined company through the appointment of one Spectrum director to the Assertio board of directors, in each case effective as of the closing.

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The requirement that Spectrum stockholders approve the Spectrum merger proposal as a condition to the Merger.

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The Spectrum board of directors’ consideration of the fact that Guggenheim Securities engaged in discussions with over 40 potential counterparties, which the Spectrum board of directors, Spectrum management and Guggenheim Securities believed could be likely interested parties, concerning their interest in an acquisition of Spectrum, and that no other counterparty provided a better offer.

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The Spectrum board of directors considered the oral opinion, which was confirmed by delivery of a written opinion each dated as of April 24, 2023, of Guggenheim Securities, as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio and CVR consideration (taken together), to the stockholders of Spectrum, which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described under the section entitled “The Merger — Opinion of Spectrum’s Financial Advisor — Opinion of Guggenheim Securities, LLC” beginning on page 105 of this joint proxy statement/prospectus.

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The Spectrum board of directors’ and Spectrum senior management’s knowledge of the business, product portfolio, operations, financial condition, earnings and prospects of Assertio and Spectrum, taking into account the results of Spectrum’s due diligence review of Assertio, the expected pro forma effect of the Merger on the combined company, as well as its and their knowledge of the current and prospective environment in which Assertio and Spectrum operate, including economic and market conditions.

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The Spectrum board of directors’ consideration of the terms of the Merger Agreement related to Spectrum’s ability to respond to unsolicited acquisition proposals and determination that third parties would be unlikely to be deterred from making a competing proposal by the provisions of the Merger Agreement, including because the Spectrum board of directors may, under certain circumstances, furnish information with respect to Spectrum and participate in discussions or negotiations in connection with an acquisition proposal if necessary to comply with their fiduciary duties, including that:

•
subject to its compliance with the Merger Agreement and prior to the adoption of the Merger Agreement by the Spectrum stockholders, the Spectrum board of directors can change its recommendation to the Spectrum stockholders with respect to the adoption of the Merger Agreement if, among other things, it determines that the failure to withdraw or modify its recommendation to the Spectrum stockholders would be reasonably likely to be inconsistent with its fiduciary duties under applicable law; and

•
while the Merger Agreement contains the Company Termination Fee that Spectrum would be required to pay to Assertio in certain circumstances, the Spectrum board of directors believes that the Company Termination Fee is reasonable in light of such circumstances and the overall terms of the Merger Agreement, consistent with fees in comparable transactions, and not preclusive of other offers. For further discussion regarding the circumstances in which Spectrum would be required to pay the Company Termination Fee to Assertio, please see the section titled “The Merger Agreement — Termination Fees — Spectrum Termination Fee” beginning on page 149 of this joint proxy statement/prospectus.

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The fact that upon termination of the Merger Agreement in certain circumstances, Assertio would be required to pay to Spectrum the Parent Termination Fee, as applicable, that would help offset some of the costs of the transaction as further described in the section titled “The Merger Agreement — Termination Fees — Assertio Termination Fee” beginning on page 150 of this joint proxy statement/prospectus.

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The fact that if the Merger Agreement is terminated by either party because Assertio shareholders do not approve the Merger, then Assertio has agreed to reimburse Spectrum for the Company Expenses, as further described in the sections titled “The Merger Agreement — Termination Fees — Spectrum Termination Fee” and “The Merger Agreement — Termination Fees — Assertio Termination Fee” beginning on pages 148 and 149 of this joint proxy statement/prospectus, respectively.

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The Spectrum board of directors’ belief in the ability of Assertio senior management to successfully oversee the integration of and operations of Spectrum’s business.

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The Spectrum board of directors’ belief that the combined company will offer opportunities for career advancement to Spectrum and Assertio personnel within the combined company.

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The fact that Spectrum and Assertio agreed to use their respective reasonable best efforts to consummate the Merger and obtain the necessary approvals and clearances required under applicable Antitrust Laws.

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The Spectrum board of directors’ belief that, although the consummation of the Merger is subject to approval under the HSR Act, such approval is likely to be obtained and the Merger consummated on a timely basis.

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The Spectrum board of directors’ belief of the reasonable likelihood that the Merger will be consummated based on, among other things, the conditions to the Merger and that the Termination Date allows for sufficient time to consummate the Merger.

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The Spectrum board of directors’ belief that the strong track record of Assertio’s senior management team as an experienced acquirer and proven integrator will facilitate an effective and timely integration of the two companies’ operations.

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The fact that there are no financing conditions or contingencies, and that Assertio does not require financing in order to consummate the Merger.

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The fact that Spectrum has the right to specifically enforce Assertio’s obligations under the Merger Agreement.

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The fact that the Merger is intended to qualify for the Intended Tax Treatment for U.S. federal income tax purposes with the result that holders of shares of Spectrum common stock that are subject to U.S. federal income taxation generally will not recognize any gain or loss for U.S. federal income tax purposes upon the receipt of Assertio common stock in exchange for Spectrum common stock in the Merger.

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The Spectrum board of directors’ belief, based on its review in consultation with Spectrum advisors, that the structure of the Merger and the financial and other terms of the Merger Agreement, taken as a whole, including the parties’ representations, warranties and covenants and the circumstances under which the Merger Agreement may be terminated, including related termination fees, are reasonable.

The Spectrum board of directors also considered and balanced against the potentially positive factors a number of uncertainties, risks and factors it deemed generally negative or unfavorable in making its determination, approval and related recommendation, including the following (not necessarily in order of relative importance):
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The fact that the Spectrum stockholders will not receive cash in the transaction even though certain of the Spectrum stockholders may desire liquidity.

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The fact that the CVRs may not be sold, assigned, transferred, pledged or encumbered, subject to limited exceptions, and will not be registered with the SEC or listed on any securities exchange.

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The fact that obligations in respect to the CVRs will represent general, unsecured obligations of Assertio and that holders of the CVRs will face the same risks with respect to the future financial capability of Assertio to satisfy its obligations under the CVRs as any general, unsecured creditor of Assertio.

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The fact that, after the Merger, Spectrum stockholders will have a significantly lower ownership and voting interest in the combined company than they currently have in Spectrum and will exercise less influence over management.

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The ability of Assertio to terminate the Merger Agreement (i) under specified circumstances in order to enter into an agreement providing for the implementation of an Assertio Superior Proposal upon payment by Assertio to Spectrum of the Parent Termination Fee, or (ii) under specified other circumstances, as applicable, upon payment by Assertio to Spectrum of the Company Expenses; for more information, see the sections titled “The Merger Agreement — Termination of the Merger Agreement” and “The Merger Agreement — Termination Fees —  Assertio Termination Fee” beginning on pages 147 and 149 of this joint proxy statement/prospectus, respectively.

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The limitations on Spectrum’s ability to solicit alternative transactions prior to the termination of the Merger Agreement or consummation of the Merger.

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Spectrum’s obligation to pay to Assertio the Company Termination Fee or the Parent Expenses, as applicable, if the Merger Agreement is terminated under specified circumstances; for more information, see the section titled “The Merger Agreement — Termination Fees — Spectrum Termination Fee” beginning on page 148 of this joint proxy statement/prospectus.

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The possibility that the Company Termination Fee could potentially deter a potential acquirer from proposing an alternative transaction that would provide greater value to Spectrum stockholders than the proposed Merger.

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Notwithstanding the likelihood of the Merger being consummated, the Merger may not be consummated, or that consummation may be unduly delayed, including because Spectrum stockholders may not approve the Merger and the other transactions contemplated by the Merger Agreement, the Assertio stockholders may not approve the Share Issuance Proposal, applicable regulatory approvals may not be obtained or because of reasons beyond the control of Assertio and Spectrum.

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The possibility that governmental entities may oppose or refuse to grant regulatory clearances of the Merger or impose conditions on Assertio and Spectrum prior to approving the Merger that may adversely impact the ability of the combined company to realize the anticipated benefits that are projected to occur in connection with the Merger.

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The impact that failure to consummate or delays in consummating the Merger and the other transactions contemplated by the Merger Agreement could have on the market value of shares of Spectrum common stock and Spectrum’s operating results.

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The cost savings, cost synergies and other benefits to the Spectrum stockholders that are expected to result from the Merger might not be fully realized or not realized at all.

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The challenges of integrating the businesses, management teams, operations, workforce, strategies and organizations of Assertio and Spectrum, including the possibility that the Merger and resulting integration process could result in the disruption of ongoing business.

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The substantial costs to be incurred in connection with the transaction, including the transaction expenses arising from the Merger and the costs of integrating the businesses of Assertio and Spectrum.

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The fact that Spectrum’s directors and executive officers may have interests in the Merger that are different from, or in addition to, those of Spectrum’s stockholders generally, including that one of Spectrum’s directors will serve as a director on the Assertio board of directors following the Merger and certain interests arising from the employment and compensation arrangements of Spectrum’s executive officers and the manner in which they would be affected by the Merger, as detailed in the sections titled “Interests of Spectrum’s Directors and Executive Officers in the Merger” and “Interests of Spectrum’s Directors and Executive Officers in the Merger” beginning on pages 166 and 167 of this joint proxy statement/prospectus, respectively.

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The restrictions on the conduct of Spectrum’s business during the period between the execution of the Merger Agreement and the consummation of the Merger; for more information, see the section titled “The Merger Agreement — Conduct of Business Prior to the Merger’s Completion” beginning on page 136 of this joint proxy statement/prospectus.

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The diversion of management focus and resources from operational matters and other strategic opportunities while working to implement the Merger.

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The combined company’s potential inability to retain key employees.

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The fixed exchange ratio will not adjust to compensate for any increase in the market value of Spectrum common stock prior to the consummation of the Merger.

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The fact that the opinion of Guggenheim Securities as to the fairness to the stockholders of Spectrum, from a financial point of view, of the exchange ratio and CVR consideration speaks only as of the date of such opinion and did not and will not take into account events occurring or information that has become available after such date, including any changes in the operations and prospects of Spectrum or Assertio, financial, economic, market and other conditions and other factors that may be beyond the control of Spectrum and Assertio and on which such opinion was based, any of which may be material.

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Other matters described in the sections titled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 34 and 36 of this joint proxy statement/prospectus, respectively.

The Spectrum board of directors considered all of these factors as a whole, as well as others, and, on balance, concluded that the potential benefits of the Merger to Spectrum stockholders outweighed the risks, uncertainties, restrictions and potentially negative factors associated with the Merger.
The foregoing discussion of factors considered by the Spectrum board of directors is not, and is not intended to be, exhaustive. The Spectrum board of directors collectively reached the conclusion to approve the Merger Agreement in light of the various factors described above and other factors that the members of the Spectrum board of directors believed were appropriate. In light of the variety of factors considered in connection with its evaluation of the Merger, the Spectrum board of directors did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Spectrum board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors. The Spectrum board of directors did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Spectrum board of directors based its recommendation on the totality of the information available to it, including discussions with Spectrum’s management and outside legal and financial advisors.
It should be noted that this explanation of the reasoning of the Spectrum board of directors and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 34 of this joint proxy statement/prospectus.
Opinions of Assertio’s Financial Advisors
Opinion of SVB Securities LLC
Introduction
Assertio retained SVB Securities as its financial advisor in connection with the Merger and the other transactions contemplated by the Merger Agreement, which are referred to throughout this section, collectively, as the “Transaction.” In connection with this engagement, Assertio requested that SVB Securities evaluate the fairness, from a financial point of view, to Assertio of the Merger Consideration. On April 24, 2023, SVB Securities rendered to the Assertio board of directors its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 24, 2023 that, as of such date and based upon and subject to the various assumptions, qualifications and limitations upon the review undertaken by SVB Securities in preparing its opinion, the Merger Consideration provided for in the Merger Agreement was fair, from a financial point of view, to Assertio.
The full text of SVB Securities’ written opinion, dated April 24, 2023, which describes the assumptions made and limitations upon the review undertaken by SVB Securities in preparing its opinion, is attached as Annex C and is incorporated herein by reference. The summary of SVB Securities’ written opinion set forth below is qualified in its entirety by the full text of the written opinion attached as Annex C. SVB Securities’ financial advisory services and opinion were provided for the information and assistance of the Assertio board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction and SVB Securities’ opinion addressed only the fairness, from a financial point of view, as of the date thereof, to Assertio of the Merger Consideration proposed to be paid by Assertio pursuant to the terms of the Merger Agreement. SVB Securities’ opinion did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of Assertio or Spectrum as to whether or how such holder should vote with respect to the Merger or otherwise act with respect to the Transaction or any other matter.
The full text of SVB Securities’ written opinion should be read carefully in its entirety for a description of the assumptions made and limitations upon the review undertaken by SVB Securities in preparing its opinion.
In connection with rendering the opinion described above and performing its related financial analyses, SVB Securities reviewed, among other things:
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a draft, dated April 24, 2023, of the Merger Agreement;

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a draft, dated April 24, 2023, of the CVR Agreement;

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the Annual Reports on Form 10-K for the fiscal year ended December 31, 2022, as filed by each of Assertio and Spectrum with the SEC;

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certain Current Reports on Form 8-K, as filed by each of Assertio and Spectrum with, or furnished by each of Assertio and Spectrum to, the SEC;

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certain publicly available research analyst reports for each of Assertio and Spectrum; and

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certain financial forecasts and other information and data, relating to each of Assertio and Spectrum prepared by management of Assertio and furnished to us by Assertio for purposes of SVB Securities’ analysis, which financial forecasts are described further under “The Merger — Assertio Unaudited Financial Projections” and “— Spectrum Unaudited Financial Projections” (the “Forecasts”).

SVB Securities also conducted discussions with members of the senior management and representatives of Assertio regarding their assessment of the Forecasts. In addition, SVB Securities reviewed the historical trading prices and trading activity for the Assertio common stock and the Spectrum common stock. Furthermore, SVB Securities reviewed publicly available financial and stock market data regarding companies in the biopharmaceutical industry that SVB Securities believed to be comparable in certain respects to each of Assertio and Spectrum. SVB Securities also conducted such other financial studies and analyses and took into account such other information as SVB Securities deemed appropriate.
SVB Securities assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by SVB Securities for purposes of its opinion and, with the consent of the Assertio board of directors, relied upon such information as being complete and accurate. In that regard, SVB Securities assumed, with the consent of the Assertio board of directors, that the Forecasts had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Assertio as to the matters covered thereby. SVB Securities relied, at the direction of the Assertio board of directors, on the Forecasts for purposes of SVB Securities’ analysis and its opinion. SVB Securities expressed no view or opinion as to the Forecasts or the assumptions on which they were based. In addition, with the consent of the Assertio board of directors, SVB Securities did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Assertio or Spectrum, nor was SVB Securities furnished with any such evaluation or appraisal, and SVB Securities was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of Assertio or Spectrum. Furthermore, at the direction of the Assertio board of directors, SVB Securities ascribed no value to the CVRs issuable pursuant to the CVR Agreement.
SVB Securities assumed, with the consent of the Assertio board of directors, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to SVB Securities’ analysis or its opinion from the last drafts of the Merger Agreement and CVR Agreement reviewed by SVB Securities. SVB Securities also assumed, with the consent of the Assertio board of directors, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to SVB Securities’ analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to SVB Securities’ analysis or its opinion. SVB Securities did not evaluate and did not express any opinion as to the solvency or fair value of Assertio or Spectrum, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. SVB Securities also assumed, with the consent of the Assertio board of directors, that the Transaction would have the tax consequences contemplated by the Merger Agreement. SVB Securities is not a legal, regulatory, tax or accounting advisor, and SVB Securities expressed no opinion as to any legal, regulatory, tax or accounting matters.
SVB Securities expressed no view as to, and SVB Securities’ opinion did not address, Assertio’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Assertio or in which Assertio might engage. SVB Securities’ opinion was limited to and addressed only the fairness, from a financial point of view, as of the date thereof, to Assertio of the Merger Consideration proposed to be paid by Assertio pursuant to the terms of the Merger Agreement. SVB Securities was not asked to, nor did SVB Securities express any view on, and SVB Securities’ opinion did not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Assertio, Spectrum or any other party. In addition, SVB Securities expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Assertio, Spectrum or any other party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration proposed to be paid by Assertio pursuant to the terms of the Merger Agreement or otherwise. SVB Securities’ opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to SVB Securities as of, the date thereof, and SVB Securities does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date thereof. SVB Securities’ opinion does not constitute a recommendation to any stockholder of Assertio or Spectrum as to whether or how such holder should vote with respect to the Transaction or otherwise act with respect to the Transaction or any other matter. SVB Securities expressed no opinion as to what the value of the Assertio common stock will be when issued pursuant to the Transaction or the prices at which the Assertio common stock or the Spectrum common stock will trade at any time.
SVB Securities’ financial advisory services and its opinion were provided for the information and assistance of the Assertio board of directors (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. SVB Securities’ opinion was approved by the SVB Securities LLC Fairness Opinion Review Committee.
Summary of Financial Analyses
The following is a summary of the material financial analyses prepared by SVB Securities and reviewed with the Assertio board of directors in connection its opinion, which was delivered orally to the Assertio board of directors on April 24, 2023, and subsequently confirmed in its written opinion, dated April 24, 2023. For purposes of the analyses described below, SVB Securities was directed to rely upon the Forecasts. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, SVB Securities, nor does the order of the analyses described below represent the relative importance or weight given to those analyses by SVB Securities. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to summary description. In arriving at its opinion, SVB Securities did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Accordingly, SVB Securities believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying SVB Securities’ financial analyses and its opinion.
SVB Securities may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be the view of SVB Securities as to the actual value of Assertio or Spectrum. In its analyses, SVB Securities made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Assertio, Spectrum or any other parties to the Merger and the other transactions contemplated by the Merger Agreement. None of Assertio, Spectrum, Merger Sub, SVB Securities or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of Assertio or Spectrum do not purport to be appraisals or reflect the prices at which these companies may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 24, 2023, and is not necessarily indicative of current market conditions.
SVB Securities’ financial analyses and opinion were only one of many factors taken into consideration by the Assertio board of directors in its evaluation of the Merger, as described in the section titled “The Merger — Recommendation of the Assertio Board of Directors; Assertio’s Reasons for the Merger” beginning on page 83 of this proxy statement/prospectus. Consequently, the analyses described below should not be viewed as determinative of the views of the Assertio board of directors or Assertio’s management with respect to the Merger Consideration or as to whether the Assertio board of directors would have been willing to determine that different consideration was fair. The form and amount of Merger Consideration payable in the Merger, was determined through arm’s-length negotiations between Assertio and Spectrum and was approved by the Assertio board of directors. SVB Securities provided advice to Assertio during these negotiations. However, SVB Securities did not recommend any specific consideration or other financial terms to Assertio or the Assertio board of directors or that any specific form or amount of consideration or other financial terms constituted the only appropriate consideration for the Merger.
Assertio Stand-Alone Analyses
Publicly Traded Company Analysis
SVB Securities reviewed and compared certain financial information for Assertio to corresponding financial information for the following publicly traded, commercial-stage specialty pharmaceutical companies that SVB Securities deemed comparable, based on its experience and professional judgment, to Assertio:
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Catalyst Pharmaceuticals, Inc.

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Collegium Pharmaceutical, Inc.

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Xeris Biopharma Holdings, Inc.

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Heron Therapeutics Inc.

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Eagle Pharmaceuticals, Inc.

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SIGA Technologies Inc.

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Amarin Corporation plc

Although none of the selected companies is directly comparable to Assertio, the companies listed above were chosen by SVB Securities, among other reasons, because they are or were publicly-traded, commercial-stage specialty pharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of SVB Securities’ analysis, may be considered similar to those of Assertio. SVB Securities calculated and compared financial multiples for the selected companies based on information obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research. With respect to each of the selected companies, SVB Securities calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated net revenue for calendar year 2023 and 2024.
The results of this analysis are summarized as follows:
	EV/2023E Net Revenue	EV/2024E Net Revenue
Catalyst Pharmaceuticals, Inc.	4.6x	3.9x
Collegium Pharmaceutical, Inc.	2.4x	2.3x
Xeris Biopharma Holdings, Inc.	2.8x	2.2x
Heron Therapeutics Inc	3.0x	2.2x
Eagle Pharmaceuticals, Inc.	1.5x	1.5x
SIGA Technologies Inc	1.8x	1.8x
Amarin Corporation plc	0.8x	0.8x
1st Quartile	1.6x	1.6x
Median	2.4x	2.2x
3rd Quartile	2.9x	2.3x
Based on the foregoing and other considerations that SVB Securities deemed relevant in its professional judgment and expertise, SVB Securities applied a multiple range of: (i) 1.6x to 2.9x, derived from the Wall Street consensus estimated 2023 net revenue of the selected publicly traded companies, to Assertio’s estimated 2023 net revenue derived from the Forecasts and (ii) 1.6x to 2.3x, derived from the Wall Street consensus estimated 2024 net revenue of the selected publicly traded companies, to Assertio’s estimated 2024 net revenue derived from the Forecasts, which, when adjusted for cash and cash equivalents as of June 30, 2023, estimated by Assertio management to equal approximately $69 million, resulted in implied per share equity value ranges for the Assertio common stock of approximately $4.55 to $7.25 and $4.80 to $6.30, respectively, as compared to the closing price of the Assertio common stock of $6.17 as of April 21, 2023.
Discounted Cash Flow Analysis
A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. SVB Securities performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Assertio was forecasted to generate from June 30, 2023 (the Transaction estimated closing date) through fiscal year 2027, which unlevered, after-tax free cash flows were derived from the Forecasts. SVB Securities calculated terminal values for Assertio by applying perpetuity growth rates of between -40.0% to -10.0%, which SVB Securities based on its experience and professional judgment, given the nature of Assertio and its business and the industries in which it operates, to estimated 2027 unlevered, after-tax free cash flows. The cash flows and terminal values were then discounted to present value as of June 30, 2023, using discount rates ranging from 10.0% to 13.0%. This range of discount rates was based on SVB Securities’ analysis of Assertio’s weighted average cost of capital derived from analyzing the cost of capital for the selected publicly traded companies described under “Publicly Traded Company Analysis” above, and taking into account certain metrics including the selected companies’ levered and unlevered betas, a historical equity risk premium, size premia and yields for U.S. treasury notes, as well as a capital asset pricing model analysis of Assertio. In performing its discounted cash flow analysis, SVB Securities adjusted for (i) cash balances, including cash and cash equivalents, estimated by Assertio management to equal approximately $69 million as of June 30, 2023 and (ii) the cash flow impact of Assertio’s available net operating loss carryforwards and other tax attributes, which was derived from information with respect to Assertio’s net operating loss carryforwards and tax attributes furnished by Assertio, and estimated by SVB Securities to have a present value as of June 30, 2023 ranging from approximately $19 million to approximately $20 million.
This analysis resulted in an implied per share equity value for the Assertio common stock of approximately $5.95 to $9.55 as compared to the closing price of the Assertio common stock of $6.17 as of April 21, 2023.
Other Factors
SVB Securities also noted for the information of the Assertio board of directors the following additional factors not considered as part of SVB Securities’ material financial analyses with respective to its opinion:
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Historical closing trading prices of the Assertio common stock during the 52-week period ended April 21, 2023 (the last trading day prior to the rendering of SVB Securities’ fairness opinion), which reflected low and high stock closing prices for the Assertio common stock during such period of approximately $1.88 to $6.66 per share.

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Certain publicly available equity research analyst price targets for Assertio common stock, available as of April 21, 2023, which price targets ranged from $8.00 to $9.50 per share.

Spectrum Stand-Alone Analyses
Publicly Traded Company Analysis
SVB Securities reviewed and compared certain financial information for Spectrum to corresponding financial information for the following publicly traded biopharmaceutical companies that SVB Securities deemed comparable, based on its experience and professional judgment, to Spectrum:
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Coherus BioSciences, Inc.

•
Deciphera Pharmaceuticals, Inc.

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CTI BioPharma Corp.

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ImmunoGen, Inc.

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UroGen Pharma Ltd.

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Fennec Pharmaceuticals Inc.

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G1 Therapeutics, Inc.

Although none of the selected companies is directly comparable to Spectrum, the companies listed above were chosen by SVB Securities, among other reasons, because they are publicly traded biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of SVB Securities’ analysis, may be considered similar to those of Spectrum. SVB Securities calculated and compared financial multiples for the selected companies based on information obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research. With respect to each of the selected companies, SVB Securities calculated enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units and other convertible securities), plus the book value of debt and certain liabilities (excluding any contingent consideration) less cash and cash equivalents) as a multiple of publicly available FactSet consensus net revenue estimates for calendar year 2023 and 2024.
The results of this analysis are summarized as follows:
	EV/2023E Net Revenue	EV/2024E Net Revenue
Coherus BioSciences, Inc.	2.9x	1.6x
Deciphera Pharmaceuticals, Inc.	5.6x	4.6x
CTI BioPharma Corp.	6.3x	3.1x
ImmunoGen, Inc.	6.3x	3.4x
UroGen Pharma Ltd.	4.2x	3.2x
Fennec Pharmaceuticals Inc.	NM	4.8x
G1 Therapeutics, Inc.	1.2x	0.8x
1st Quartile	3.2x	2.3x
Median	4.9x	3.2x
3rd Quartile	6.1x	4.0x
Based on the foregoing and other considerations that SVB Securities deemed relevant in its professional judgment and expertise, SVB Securities applied a multiple range of: (i) 3.2x to 6.1x, derived from the Wall Street consensus estimated 2023 net revenue of the selected publicly traded companies, to Spectrum’s estimated 2023 net revenue derived from the Forecasts, and (ii) 2.3x to 4.0x, derived from the Wall Street consensus estimated 2024 net revenue of the selected publicly traded companies, to Spectrum’s estimated 2024 net revenue derived from the Forecasts, which, when adjusted for Spectrum’s net cash and cash equivalents as of June 30, 2023 (estimated to equal approximately $15 million per Spectrum management estimates approved by Assertio) resulted in an implied per share equity value range for the Spectrum common stock of approximately $1.40 to $2.50 and $1.45 to $2.40, respectively, as compared to the closing price of Spectrum common stock of $0.70 as of April 21, 2023, and the implied Transaction value of $1.10 per share of Spectrum common stock based on the Upfront Merger Consideration.
Discounted Cash Flow Analysis
SVB Securities performed a discounted cash flow analysis to calculate the estimated present value of the stand-alone, unlevered, after-tax free cash flows that Spectrum was forecasted to generate from June 30, 2023 (the Transaction estimated closing date) through fiscal year 2036, which unlevered, after-tax free cash flows were derived from the Forecasts. SVB Securities calculated terminal values for Spectrum by applying perpetuity growth rates of between -40.0% to -10.0%, which SVB Securities based on its experience and professional judgment, given the nature of Spectrum and its business and the industries in which it operates, to estimated 2036 unlevered, after-tax free cash flows. The cash flows and terminal values were then discounted to present value as of June 30, 2023, using discount rates ranging from 11.0% to 14.0%. This range of discount rates was based on SVB Securities’ analysis of Spectrum’s weighted average cost of capital derived from analyzing the cost of capital for the selected publicly traded companies described under “Publicly Traded Company Analysis” above, and taking into account certain metrics including the selected companies’ levered and unlevered betas, a historical equity risk premium, size premia and yields for U.S. treasury notes, as well as a capital asset pricing model analysis of Spectrum. In performing its discounted cash flow analysis, SVB Securities adjusted for Spectrum’s net cash and cash equivalents as of June 30, 2023 (estimated to equal approximately $15 million per Spectrum management estimates approved by Assertio).
This analysis resulted in an implied per share equity value for the Spectrum common stock of approximately $1.15 to $1.45 as compared to the closing price of the Spectrum common stock of $0.70 as of April 21, 2023, and the implied Transaction value of $1.10 per share of Spectrum common stock based on the Upfront Merger Consideration.
Other Factors
SVB Securities also noted for the information of the Assertio board of directors the following additional factors not considered part of SVB Securities’ material financial analyses with respective to its opinion:

•
Historical closing trading prices of the Spectrum common stock during the 52-week period ended April 21, 2023 (the last trading day prior to the rendering of SVB Securities’ fairness opinion), which reflected low and high stock closing prices for the Spectrum common stock during such period of approximately $0.32 to $1.56 per share.

•
Certain publicly available equity research analyst price targets for Spectrum common stock, available as of April 21, 2023, which price targets ranged from $0.75 to $4.00 per share.

Exchange Ratio Overview
Publicly Traded Companies
SVB Securities compared the results for Assertio to the results for Spectrum with respect to the publicly traded company analyses described above.
SVB Securities compared the lowest equity value per share for Spectrum to the highest equity value per share for Assertio to derive the lowest Spectrum exchange ratio implied by each pair of results. SVB Securities also compared the highest equity value per share for Spectrum to the lowest equity value per share for Assertio to derive the highest Spectrum exchange ratio implied by each pair of results. The lowest and highest implied Spectrum exchange ratios resulting from this analysis, with reference to the 2023 net revenue multiples, were 0.1931x and 0.5495x, respectively, compared to the exchange ratio of 0.1783x. The lowest and highest implied Spectrum exchange ratios resulting from this analysis, with reference to the 2024 net revenue multiples, were 0.2302x and 0.5000x, respectively, compared to the Merger Consideration of 0.1783x.
Discounted Cash Flow Analysis
SVB Securities compared the results for Assertio to the results for Spectrum with respect to the discounted cash flow analyses described above.
SVB Securities compared the lowest equity value per share for Spectrum to the highest equity value per share for Assertio based on the Forecasts to derive the lowest Spectrum exchange ratio implied by each pair of results. SVB Securities also compared the highest equity value per share for Spectrum to the lowest equity value per share for Assertio based on the Forecasts to derive the highest Spectrum exchange ratio implied by each pair of results. The lowest and highest implied Spectrum exchange ratios resulting from this analysis were 0.1156x and 0.2437x, respectively, compared to the exchange ratio of 0.1783x.
Other Factors
With respect to the additional factors noted by SVB Securities but not considered part of SVB Securities’ material financial analyses but were referenced for informational purposes, SVB Securities noted the following:
•
Using the historical closing trading prices of the Assertio common stock and the Spectrum common stock during the 52-week period ended April 21, 2023, the low and high exchange ratio trading ranges for Assertio common stock and Spectrum common stock during such period were approximately 0.0800x to 0.4882x, as compared to the exchange ratio of 0.1783x.

•
Using the publicly available equity research analyst price targets for Assertio common stock and Spectrum common stock described above, SVB Securities calculated an exchange ratio reference range of approximately 0.0789x to 0.5000x, as compared to the exchange ratio of 0.1783x.

General
SVB Securities is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. SVB Securities has provided certain investment banking services to Assertio from time to time, for which it has received compensation. In the past two years, SVB Securities served as a book-running manager for Assertio’s August 2022 Rule 144A convertible senior notes offering and as sole exchange agent and financial advisor to Assertio in connection with its February 2023 exchange offer for a portion of its outstanding convertible senior notes, for which SVB

Securities received aggregate fees of $4.3 million. In the ordinary course of business, SVB Securities and its affiliates may in the future provide investment banking services to Assertio, Spectrum or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of their trading and brokerage activities, SVB Securities or its affiliates have in the past and may in the future hold positions, for their own account or the accounts of their customers, in equity, debt or other securities of Assertio, Spectrum or their respective affiliates.
Consistent with applicable legal and regulatory requirements, SVB Securities has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, SVB Securities’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Assertio, Spectrum and the Merger and other participants in the Merger that differ from the views of SVB Securities’ investment banking personnel.
The Assertio board of directors selected SVB Securities to act as Assertio’s financial advisor in connection with the Merger based on SVB Securities’ qualifications, reputation, experience and expertise in the biopharmaceutical industry, its knowledge of and involvement in recent transactions in the biopharmaceutical industry and its relationship and familiarity with Assertio and its business. SVB Securities is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Merger and the other transactions contemplated by the Merger Agreement.
In connection with SVB Securities’ services as financial advisor to Assertio, Assertio has agreed to pay SVB Securities an aggregate fee of $2.25 million, $0.75 million of which became payable upon the rendering by SVB Securities of its opinion on April 24, 2023, and the remainder of which is payable contingent upon consummation of the Merger. In addition, Assertio has agreed to reimburse certain of SVB Securities’ expenses arising, and to indemnify SVB Securities against certain liabilities that may arise, out of SVB Securities’ engagement. The terms of the fee arrangement between SVB Securities and Assertio, which are customary in transactions of this nature, were negotiated at arm’s length between SVB Securities and Assertio, and the Assertio board of directors was aware of the arrangement, including the fact that a significant portion of the fee payable to SVB Securities is contingent upon the completion of the Merger and the other transactions contemplated by the Merger Agreement.
Opinion of H.C. Wainwright & Co., LLC
At a meeting of the Assertio board of directors, Wainwright rendered its oral opinion, subsequently confirmed in Wainwright’s written opinion dated as of April 24, 2023, to the effect that, as of the date of Wainwright’s written opinion, and based upon and subject to the factors and assumptions set forth in Wainwright’s written opinion, the consideration to be paid pursuant to the Merger Agreement, consisting of the Merger Consideration, was fair from a financial point of view to Assertio.
The full text of the written opinion of Wainwright, dated April 24, 2023, which sets forth the assumptions made, procedures followed, matters considered, qualifications and limitations on the review undertaken in connection with Wainwright’s opinion, is attached to this proxy statement/prospectus as Annex D. The summary of Wainwright’s opinion contained in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Wainwright’s written opinion. Wainwright’s opinion was provided for the information and assistance of the Assertio board of directors in connection with its consideration of the Merger. The opinion does not constitute a recommendation to the Assertio board of directors, Assertio, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Merger, including the Assertio share issuance proposal in the case of Assertio, and the Spectrum merger proposal in the case of Spectrum, or otherwise. Wainwright’s opinion was approved by a fairness committee of Wainwright.
In connection with rendering the opinion described above and performing its related financial analyses, Wainwright reviewed, among other things:
•
the Merger Agreement, including the form of Contingent Value Rights Agreement appended thereto;

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annual reports to stockholders and Annual Reports on Form 10-K of Assertio for the three fiscal years ended December 31, 2022;

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annual reports to stockholders and Annual Reports on Form 10-K of Spectrum for the three fiscal years ended December 31, 2022;

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certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Assertio and Spectrum;

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certain other communications from Assertio and Spectrum to their respective stockholders;

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certain publicly available research analyst reports for Assertio and Spectrum;

•
certain internal financial analyses and forecasts for Assertio on a standalone basis and certain financial analyses and forecasts for Spectrum on a standalone basis (the “Forecasts”), in each case, as prepared by the management of Assertio and approved for Wainwright’s use by Assertio, and certain internal financial analyses and forecasts for Spectrum pro-forma for the Merger, including certain operating synergies projected by the management of Assertio to result from the Merger; and

•
standalone capitalization information for Assertio and Spectrum prepared by the management of Assertio and Spectrum, respectively, and approved for Wainwright’s use by Assertio (the “Capitalization Information”).

Wainwright also held discussions with members of the senior management of Assertio regarding their assessment of the potential benefits of the Merger and the past and current business operations, financial condition and future prospects of Assertio and Spectrum; reviewed the reported price and trading activity for Assertio’s common stock and Spectrum’s common stock; compared certain financial and stock market information for Assertio and Spectrum with similar information for certain other companies the securities of which are publicly traded; and performed such other studies and analyses, and considered such other factors, as Wainwright deemed appropriate.
For purposes of rendering its opinion, Wainwright, with the consent of Assertio, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by Wainwright, without assuming any responsibility for independent verification thereof. In that regard, Wainwright assumed with the consent of Assertio that the Forecasts were reasonable and consistent with the best currently available estimates and judgments of the management of Assertio. Wainwright expressed no view or opinion with respect to the Forecasts or the assumptions on which they are based.
Wainwright has not made an independent evaluation, appraisal or regulatory or technical assessment of the assets and liabilities (including any contingent, derivative or other off balance-sheet assets and liabilities) of Assertio, Spectrum or any of their respective subsidiaries and Wainwright was not furnished with any such evaluation, appraisal or assessment. Wainwright assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Merger, if any, will be obtained without any adverse effect on Assertio or Spectrum or on the expected benefits of the Merger in any way meaningful to Wainwright’s analysis. Wainwright also assumed that the Merger would be consummated on the terms set forth in the Merger Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis. Wainwright’s opinion did not address the underlying business decision of Assertio to engage in the Merger as compared to any strategic alternatives that may be available to Assertio; nor did it address any legal, regulatory, tax or accounting matters.
Wainwright’s opinion addressed only the fairness from a financial point of view to Assertio, as of the date of Wainwright’s written opinion, of the Merger Consideration. Wainwright did not express any view on, and its opinion does not address, any other term or aspect of the Merger Agreement or the Merger or any term or aspect of any other agreement or instrument contemplated by the Merger Agreement or entered into or amended in connection with the Merger (including the form or terms of the CVR), any allocation of the amount or form of consideration among the holders of the securities of Spectrum, the fairness of the Merger to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of Assertio or Spectrum, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Assertio or Spectrum, or any class of such persons in connection with the Merger, whether relative to the Merger

Consideration to be paid pursuant to the Agreement or otherwise. Wainwright did not express any opinion as to the prices at which shares of capital stock of Assertio or Spectrum would trade at any time, as to the potential effects of volatility in the credit, financial and stock markets on Assertio or Spectrum, or the Merger, or as to the impact of the Merger on the solvency or viability of Assertio or Spectrum or the ability of Assertio or Spectrum to pay their respective obligations when they come due. Wainwright’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Wainwright as of, the date of Wainwright’s written opinion, and Wainwright assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of Wainwright’s written opinion.
Wainwright was not requested to, and did not, (i) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Merger, the securities, assets, businesses or operations of Assertio or any other party, or any alternatives to the Merger, (ii) negotiate the terms of the Merger, (iii) advise the Assertio board of directors, Assertio or any other party with respect to alternatives to the Merger, or (iv) identify, introduce to the Assertio board of directors, Assertio or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Merger. At the direction of Assertio, Wainwright ascribed no value to the CVRs.
Summary of Material Financial Analyses
The following is a summary of the material financial analyses presented by Wainwright to the Assertio board of directors in connection with Wainwright’s rendering to the Assertio board of directors the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Wainwright, nor does the order of analyses described represent the relative importance or weight given to those analyses by Wainwright. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are not, in isolation, a complete description of Wainwright’s financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before April 21, 2023, and is not necessarily indicative of current market conditions. As noted above, Wainwright ascribed no value to the portion of the Merger Consideration consisting of the CVRs at the direction of Assertio.
Assertio — Standalone
Illustrative Discounted Cash Flow Analysis
Based on the Forecasts, Wainwright performed illustrative discounted cash flow analysis on Assertio on a stand-alone basis. A discounted cash flow analysis is a valuation methodology used to derive a valuation of asset or set of assets by calculating the present value of the asset’s or set of assets’ estimated future cash flows. An asset’s or set of assets’ “estimated future cash flows” are its projected unlevered free cash flows, and “present value” refers to the value today or as of an assumed date of the future cash flows or amounts and is obtained by discounting the estimated future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, capital structure, income taxes, expected returns and other appropriate factors.
Wainwright utilized discount rates ranging from 8.5% to 11.5%, reflecting estimates of Assertio’s weighted average cost of capital (“WACC”). Wainwright derived the discount rates referenced above by application of the Capital Asset Pricing Model, which is commonly referred to as “CAPM.” CAPM requires certain company-specific inputs, including a company’s capital structure weightings, the cost of long-term debt, after-tax yield on permanent excess cash, if any, future applicable marginal cash tax rate and a company beta, in addition to certain financial metrics relating to U.S. financial markets.
Wainwright discounted to present value as of June 30, 2023 (i) estimates of the unlevered free cash flows, to be generated by Assertio on a stand-alone basis, for the period from July 1, 2023 to December 31, 2027 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Assertio, which were calculated by applying terminal growth rates ranging from -40.0% to -20.0% to a terminal year estimate of revenue to be generated by Assertio as reflected in the Forecasts. The range of terminal growth rates was estimated by Wainwright utilizing its professional judgment and experience. Wainwright derived a range of illustrative enterprise values (“Enterprise Values”), which is defined as the market value of common equity plus the book value of preferred stock and the book value of debt less cash and cash equivalents (“Net Debt”), for Assertio on a standalone basis of $333 million to $497 million by adding the ranges of present values it derived as described above.
Wainwright derived a range of implied equity values for Assertio as of June 30, 2023 based on the range of implied Enterprise Values for Assertio as of such date, assuming no Net Debt. Wainwright then divided each such range of implied equity values by the issued and outstanding common stock of Assertio on a standalone basis as provided in the Capitalization Information, to derive a range of implied values per fully diluted share of common stock of Assertio as of such dates of $5.06 to $7.27.
Wainwright then derived a range of implied exchange ratios of 0.151x to 0.218x for the Merger utilizing the implied offer price for Spectrum of $1.10 per share. The implied offer price per share of Spectrum was derived by applying the exchange ratio of 0.1783x to the closing price per Spectrum Share of $0.70 on April 21, 2023. Wainwright then compared the implied derived range of exchange ratios for the Merger to the exchange ratio.
Select Companies Analysis — 2023 and 2024 Revenue Multiples
Wainwright reviewed and compared certain financial information for Assertio to corresponding financial information, ratios and public market multiples for the following publicly traded companies which, in the exercise of its professional judgment, Wainwright determined to be relevant to its analysis:
•
Pacira Biosciences, Inc.;

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Supernus Pharmaceuticals, Inc.;

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Harmony Biosciences Holdings, Inc.;

•
Ironwood Pharmaceuticals, Inc.;

•
Collegium Pharmaceutical, Inc.;

•
Avadel Pharmaceuticals Plc;

•
Eagle Pharmaceuticals, Inc.;

•
Paratek Pharmaceuticals, Inc.; and

•
Amarin Corporation Plc.

Although none of the selected companies is directly comparable to Assertio, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Assertio. Wainwright calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, FactSet, and market data as of April 21, 2023.
Wainwright calculated, among other things and to the extent available, Enterprise Value as a multiple of estimated revenue during the fiscal years 2023 and 2024.
The results of these calculations are summarized as follows:
Selected Companies
Enterprise Value as a multiple of:	Range	Median
FY 2023E Revenue	0.8x – 27.4x	3.1x
FY 2024E Revenue	0.8x – 4.5x	2.4x
Wainwright performed illustrative analyses of Assertio’s theoretical future Enterprise Value as a function of Assertio’s estimated future revenue and assumed forward Enterprise Value/revenue multiples for the period from July 1, 2023 to December 31, 2023 and calendar year 2024. For these analyses, Wainwright used the revenue forecasts for Assertio for the period from July 1, 2023 to December 31, 2023 and calendar year 2024 as provided in the Forecasts. Wainwright first calculated illustrative implied future Enterprise

Value at December 31, 2023 and December 31, 2024 using the revenue set forth in the Forecasts for such the period from July 1, 2023 to December 31, 2023 and for the calendar year 2024 by applying Enterprise Value/revenue multiples ranging from 2.0x and 3.7x to the Forecast for the period from July 1, 2023 to December 31, 2023 and 1.5x and 3.4x to the Forecast for calendar year 2024. The illustrative range of Enterprise Value/revenue multiple estimates was derived by utilizing Wainwright’s professional judgment and experience. This analysis resulted in illustrative ranges of Assertio’s theoretical future Enterprise Value as of December 31, 2023 and December 31, 2024 of:
•
$306 million to $577 million as of December 31, 2023; and

•
$250 million to $567 million as of December 31, 2024.

Wainwright derived a range of implied equity values for Assertio as of December 31, 2023 and December 31, 2024 based on the range of implied Enterprise Values for Assertio as of such dates, assuming no Net Debt. Wainwright then divided each such range of implied equity values by the number of shares of outstanding common stock of Assertio outstanding, prior to dilution upon conversion of any convertible securities or vesting of any Assertio securities, on a standalone basis as provided in the Capitalization Information, to derive a range of implied values per basic diluted share of common stock of Assertio as of such dates of:
•
$4.68 to $8.34 as of December 31, 2023; and

•
$3.93 to $8.21 as of December 31, 2024.

Wainwright then derived a range of implied exchange ratios for the Merger utilizing an implied value per share of Spectrum of $1.10 of:
•
0.132x to 0.235x as of December 31, 2023 and

•
0.134x to 0.280x as of December 31, 2024.

Wainwright then compared the implied derived range of exchange ratios for the Merger to the exchange ratio.
Spectrum — Standalone
Illustrative Discounted Cash Flow Analysis (Enterprise Value)
Based on the Forecasts, Wainwright performed illustrative discounted cash flow analysis on Spectrum on a stand-alone basis. Wainwright utilized discount rates ranging from 9.7% to 12.7%, reflecting estimates of Spectrum’s WACC. Wainwright derived the discount rates referenced above by application of CAPM.
Wainwright discounted to present value as of June 30, 2023 (i) estimates of the unlevered free cash flows, to be generated by Spectrum on a stand-alone basis, for the period from July 1, 2023 to December 31, 2036 as reflected in the Forecasts and (ii) a range of illustrative terminal values for Spectrum, which were calculated by applying terminal growth rates ranging from -30.0% to -10.0% to a terminal year estimate of revenue to be generated by Spectrum as reflected in the Forecasts. The range of terminal growth rates was estimated by Wainwright utilizing its professional judgment and experience. Wainwright derived a range of illustrative Enterprise Values, for Spectrum on a standalone basis of $241 million to $318 million by adding the ranges of present values it derived as described above.
Wainwright then compared the implied range of illustrative Enterprise Values to the implied value of the Merger Consideration of $239 million. The implied value of the aggregate Merger Consideration was derived by multiplying the implied offer price of $1.10 per share of Spectrum by the number of fully diluted common stock of Spectrum on a standalone basis as provided in the Capitalization Information.
Select Companies Analysis — 2023 and 2024 Enterprise Value/Revenue
Wainwright reviewed and compared certain financial information for Spectrum to corresponding financial information, ratios and public market multiples for the following publicly traded companies which, in the exercise of its professional judgment, Wainwright determined to be relevant to its analysis:

•
Coherus BioSciences, Inc.;

•
Deciphera Pharmaceuticals, Inc.;

•
ImmunoGen, Inc.;

•
Fennec Pharmaceuticals, Inc.; and

•
G1 Therapeutics, Inc.

Although none of the selected companies is directly comparable to Spectrum, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may be considered similar to certain operations of Spectrum. Wainwright calculated and compared various financial multiples and ratios based on information it obtained from SEC filings, FactSet, and market data as of April 21, 2023.
Wainwright calculated, among other things and to the extent available, Enterprise Value as a multiple of estimated revenue during the fiscal years 2023 and 2024.
The results of these calculations are summarized as follows:
Selected Companies
EV as a multiple of:	Range	Median
FY 2023E Revenue	1.2x – 10.9x	5.6x
FY 2024E Revenue	0.8x – 4.8x	3.4x
Wainwright performed illustrative analyses of Spectrum’s theoretical future Enterprise Value as a function of Spectrum’s estimated future revenue and assumed forward Enterprise Value/revenue multiples for the period from July 1, 2023 to December 31, 2023 and calendar year 2024. For these analyses, Wainwright used the revenue forecasts for Spectrum for the period from July 1, 2023 to December 31, 2023 and calendar year 2024 as provided in the Forecasts. Wainwright first calculated illustrative implied future Enterprise Value at December 31, 2023 and December 31, 2024 using the revenue set forth in the Forecasts for the period from July 1, 2023 to December 31, 2023 and calendar year 2024 by applying Enterprise Value/revenue multiples ranging from 2.1x and 8.6x to the Forecast for the period from July 1, 2023 to December 31, 2023 and 1.2x and 4.7x to the Forecast for calendar year 2024. The illustrative range of Enterprise Value/revenue multiple estimates was derived by utilizing Wainwright’s professional judgment and experience. This analysis resulted in illustrative ranges of Spectrum’s theoretical future Enterprise Value as of December 31, 2023 and December 31, 2024 of:
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$185 million to $766 million as of December 31, 2023; and

•
$152 million to $610 million as of December 31, 2024.

Wainwright then compared the illustrative ranges of implied present values of Spectrum’s theoretical future Enterprise Value as of December 31, 2023 and December 31, 2024 to the implied value of the Merger Consideration of $239 million.
General
The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Wainwright’s opinion. In arriving at its fairness determination, Wainwright considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Wainwright made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the above analyses as a comparison is directly comparable to Assertio, Spectrum or the Merger.
Wainwright prepared these analyses for purposes of providing its opinion to the Assertio board of directors that, as of the date of the opinion, the Merger Consideration to be paid pursuant to the Merger

Agreement was fair from a financial point of view to Assertio. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon projections of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Since these analyses are inherently subject to uncertainty, based upon numerous factors or events beyond the control of the parties or their respective advisors, Wainwright does not assume responsibility if future results are materially different from those forecast.
The Merger Consideration to be paid pursuant to the Merger Agreement was determined through arm’s-length negotiations between Assertio and Spectrum and was approved by the Assertio board of directors. Wainwright did not recommend to Assertio that any specific amount or kind of consideration be paid or that any specific amount or kind of consideration constituted the only appropriate consideration for the Merger.
As described above, Wainwright’s opinion to the Assertio board of directors was one of many factors taken into consideration by the Assertio board of directors in making its determination to approve the Merger. The foregoing summary does not purport to be a complete description of the analyses performed by Wainwright in connection with the delivery of its fairness opinion to the Assertio board of directors and is qualified in its entirety by reference to the written opinion of Wainwright attached as Annex D to this proxy statement/prospectus.
Wainwright is engaged in strategic advisory, underwriting and agency financing, principal investing, sales and trading, research and other financial and non-financial activities and services for various persons and entities. Wainwright and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of Assertio, Spectrum, any of their respective affiliates, third parties and, as applicable, portfolio companies. Wainwright expects to receive fees for its services in connection with the Merger upon the delivery of its opinion, and Assertio has agreed to reimburse certain of its expenses arising, and indemnify Wainwright against certain liabilities that may arise, out of its engagement. Wainwright has provided certain underwriting and agency services to Spectrum from time to time for which it has received compensation, including having acted as a co-sales agent with respect to Spectrum’s at-the-market equity program. During the two-year period ended April 24, 2023, Wainwright recognized compensation for underwriting and agency services provided by it to Spectrum of approximately $20,000. During the two-year period ended April 24, 2023, Wainwright has not been engaged by Assertio and/or its respective affiliates to provide financial advisory, underwriting and/or agency financing services for which Wainwright has recognized compensation. Wainwright may also in the future provide financial advisory, agency and/or underwriting services to Assertio, Spectrum and their respective third parties and affiliates, for which Wainwright may receive compensation.
Assertio selected Wainwright as its financial advisor because, among other things, of its experience and reputation as a financial advisor, underwriter and agent in the life sciences sector. Pursuant to an engagement letter dated April 3, 2023, Wainwright was engaged to render a fairness opinion to the Assertio board of directors in connection with the proposed Merger. The engagement letter between Assertio and Wainwright provides for a fee in an amount equal to $750,000, payable on the date on which the opinion was delivered that is not conditioned upon the results of Wainwright’s evaluation and analysis or upon the conclusions reached in the opinion. In addition, Assertio agreed to reimburse Wainwright for certain of its expenses, including reasonable attorneys’ fees and disbursements, and to indemnify Wainwright and related persons against various liabilities, including certain liabilities under federal securities laws.
Opinion of Spectrum’s Financial Advisor
Opinion of Guggenheim Securities, LLC
Overview
Spectrum retained Guggenheim Securities as its financial advisor in connection with the potential sale of, merger with, or another extraordinary corporate transaction involving Spectrum. In selecting Guggenheim

Securities as its financial advisor, Spectrum considered that, among other things, Guggenheim Securities is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in, among other industries, the biopharmaceutical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.
At the April 24, 2023 meeting of the Spectrum board of directors, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Spectrum board of directors to the effect that, as of April 24, 2023 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the exchange ratio and the CVR consideration was fair, from a financial point of view, to the stockholders of Spectrum.
This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex E to this joint proxy statement/prospectus and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.
In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses elsewhere in this joint proxy statement/prospectus):
•
was provided to the Spectrum board of directors (in its capacity as such) for its information and assistance in connection with its evaluation of the exchange ratio and CVR consideration (taken together);

•
does not constitute a recommendation to the Spectrum board of directors with respect to the Merger;

•
does not constitute advice or a recommendation to any holder of Spectrum common stock or Assertio common stock as to how to vote or act in connection with the Merger or otherwise;

•
does not address Spectrum’s underlying business or financial decision to pursue or effect the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Spectrum, any refinancing related to the Merger or the effects of any other transaction in which Spectrum might engage;

•
addressed only the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio and CVR consideration (taken together) to the stockholders of Spectrum;

•
expressed no view or opinion as to (i) any other term, aspect or implication of (a) the Merger (including, without limitation, the form or structure of the Merger) or the Merger Agreement or (b) any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the Merger (including, without limitation, the CVR Agreement), (ii) the likelihood or probability of the achievement or satisfaction of the net sales thresholds necessary for the CVR consideration to be paid in accordance with the Merger Agreement and the CVR Agreement or (iii) the fairness, financial or otherwise, of the Merger to, or of any consideration to be paid to or received by, the holders of any class of securities, creditors or other constituencies of Assertio or Spectrum (other than as expressly specified in the opinion); and

•
expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Assertio’s or Spectrum’s directors, officers or employees, or any class of such persons, in connection with the Merger relative to the exchange ratio and CVR consideration (taken together) or otherwise.
In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:
•
reviewed a draft of the Merger Agreement dated as of April 23, 2023 and a draft of the CVR Agreement dated as of April 23, 2023;

•
reviewed certain publicly available business and financial information regarding each of Spectrum and Assertio;

•
reviewed certain non-public business and financial information regarding Spectrum’s and Assertio’s respective businesses and future prospects (including certain financial projections for Spectrum for the years ending December 31, 2023 through December 31, 2031 and for Assertio for the years ending December 31, 2023 through December 31, 2035 (together, the “Spectrum-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared and approved for Guggenheim Securities’ use by Spectrum’s senior management (collectively with the Synergy Estimates (as defined below), the “Spectrum-Provided Information”);

•
reviewed certain non-public business and financial information regarding Assertio’s business and future prospects (including certain financial projections for Assertio on a stand-alone basis for the years ending December 31, 2023 through December 31, 2027 (the “Assertio-Provided Financial Projections” and, together with the Spectrum-Provided Financial Projections, the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by Assertio’s senior management and reviewed by, discussed with and approved for Guggenheim Securities’ use by Spectrum’s senior management (collectively, the “Assertio-Provided Information”);

•
reviewed certain estimated operating and financial synergies expected to result from the Merger and estimated costs to achieve the same (collectively, the “Synergy Estimates” or the “Synergies”), all as prepared and approved for Guggenheim Securities’ use by Spectrum’s senior management;

•
discussed with Spectrum’s senior management their strategic and financial rationale for the Merger as well as their views of Spectrum’s and Assertio’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the biopharmaceutical industry;

•
discussed with Assertio’s senior management their views of Assertio’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the biopharmaceutical industry;

•
performed discounted cash flow analyses based on the Spectrum-Provided Financial Projections;

•
reviewed the historical prices and trading activity of Spectrum common stock and Assertio common stock;

•
reviewed the pro forma financial results, financial condition and capitalization of Assertio giving effect to the Merger; and

•
conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion:
•
Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Spectrum or Assertio (including, without limitation, the Spectrum-Provided Information and the Assertio-Provided Information) or obtained from public sources, data suppliers and other third parties.

•
Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Spectrum-Provided Information or the Assertio-Provided Financial Information), (ii) expressed no view or opinion regarding the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information provided by Spectrum or Assertio or the assumptions upon which any of the foregoing are based and (iii) relied upon the assurances of Spectrum’s senior management that they are (in the case of the Spectrum-Provided Information) and have assumed that Assertio’s senior management are (in the case of the Assertio-Provided Information) unaware of any facts or circumstances that would make the Spectrum-Provided Information or the Assertio-Provided Information incomplete, inaccurate or misleading.
•
Specifically, with respect to (i) the Spectrum-Provided Financial Projections and the Synergy Estimates utilized in its analyses, (a) Guggenheim Securities was advised by Spectrum’s senior management, and Guggenheim Securities assumed, that the Spectrum-Provided Financial Projections (including the expected development and commercialization of Spectrum’s and Assertio’s products) and the Synergy Estimates had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Spectrum’s senior management as to the expected future performance of Spectrum and Assertio and the expected amounts and realization of the Synergies and (b) Guggenheim Securities assumed that the Spectrum-Provided Financial Projections and the Synergy Estimates had been reviewed by the Spectrum board of directors with the understanding that such information will be used and relied upon by Guggenheim Securities in connection with rendering its opinion (ii) the Assertio-Provided Financial Projections, Guggenheim Securities assumed that such financial projections had been reasonably prepared on bases reflecting the best currently available estimates and judgments of Assertio’s senior management as to the expected future performance of Assertio on a stand-alone basis and (iii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information is reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:
•
Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Spectrum, Assertio or any other entity or the solvency or fair value of Spectrum, Assertio or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•
Guggenheim Securities was asked by the Spectrum board of directors to solicit indications of interest from various potential strategic acquirors regarding a potential extraordinary corporate transaction with or involving Spectrum and considered the results of such solicitation process in rendering its opinion.

•
Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in Guggenheim Securities’ opinion should be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of Spectrum’s senior management and Spectrum’s other professional advisors with respect to such matters. Guggenheim Securities assumed that the Merger will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Merger Agreement is a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the Merger to Spectrum or its securityholders.

•
Guggenheim Securities further assumed that:

•
in all respects meaningful to its analyses, (i) the final executed forms of the Merger Agreement and the CVR Agreement will not differ from the drafts that Guggenheim Securities reviewed, (ii) Assertio, Merger Sub and Spectrum will comply with all terms and provisions of the Merger Agreement and the CVR Agreement and (iii) the representations and warranties of Assertio, Merger Sub and Spectrum contained in the Merger Agreement are true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the Merger will be satisfied without any waiver, amendment or modification thereof; and

•
(i) the Merger will be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Assertio, Merger Sub, Spectrum or the Merger (including its contemplated benefits) in any way meaningful to Guggenheim Securities’ analyses or opinion and (ii) the conditions for the payment of the CVR consideration will occur as and to the extent contemplated in the Spectrum-Provided Financial Projections and that the full amount of the CVR consideration will be paid to each stockholder of Spectrum as provided in the Merger Agreement and the CVR Agreement.

•
Guggenheim Securities did not express any view or opinion as to (i) the prices at which the shares of Spectrum common stock, Assertio common stock or other securities or financial instruments of or relating to Spectrum or Assertio may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Spectrum or Assertio, their respective securities or other financial instruments, the Merger or any related refinancing or (iii) the impact of the Merger on the solvency or viability of Spectrum, Assertio or Merger Sub or the ability of Spectrum, Assertio, or Merger Sub to pay their respective obligations when they come due.

Summary of Financial Analyses
Overview of Financial Analyses
This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Spectrum board of directors in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Spectrum board of directors was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein, but none of which materially impacted the financial analyses performed by Guggenheim Securities.
Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.
The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.
In arriving at its opinion, Guggenheim Securities:
•
based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital market conditions and industry-specific and company-specific factors, all of which are beyond the control of Spectrum, Assertio and Guggenheim Securities;

•
did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•
considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•
ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believes that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the exchange ratio and CVR consideration (taken together) to the stockholders of Spectrum.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:
•
such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses; and

•
such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions
Throughout this section titled “The Merger — Opinion of Spectrum’s Financial Advisor — Opinion of Guggenheim Securities, LLC — Summary of Financial Analyses,” the following financial term is used in connection with Guggenheim Securities’ various financial analyses:
•
“Unlevered free cash flow” or “ULFCF” means the relevant company’s after-tax unlevered operating profit plus depreciation and amortization, minus capital expenditures and after giving effect to positive or negative changes in working capital.

Spectrum Stand-Alone Financial Analysis
Recap of Spectrum Stand-Alone Financial Analysis
In evaluating Spectrum in connection with rendering its opinion, Guggenheim Securities performed a discounted cash flow analysis which is summarized in the table below and described in more detail elsewhere herein. Solely for informational reference purposes, Guggenheim Securities also reviewed the Historical Trading Range and Equity Research Analyst Price Targets for the Spectrum common stock described below.
Overview of Assertio Consideration
Implied per share value of the upfront consideration based on pre-announcement price of Assertio common stock(1)	$1.14
Implied per share value of the upfront consideration plus the net present value of the first CVR payment(2)	$1.22
Implied per share value of the upfront consideration plus the net present value of both CVR payments(3)	$1.29

(1)
Represents the product of $6.40, the closing price of the Assertio common stock on April 24, 2023, multiplied by the exchange ratio.

(2)
Represents the sum of (i) $1.14, the implied per share value of the upfront consideration as calculated above, plus (ii) the net present value on March 31, 2023 of $0.10, the maximum amount of the 2024 Annual Net Sales Milestone Payment, assuming a December 31, 2024 payment date and a discount rate of 14.50% assuming the sales thresholds underlying the CVRs were met in accordance with the projections without giving effect to any potential adjustments.

(3)
Represents the sum of (i) $1.14, the implied per share value of the upfront consideration as calculated above, plus (ii) the net present value on March 31, 2023 of $0.10, the maximum amount of the 2024 Annual Net Sales Milestone Payment, assuming a December 31, 2024 payment date and a discount rate of 14.50%, plus (iii) the net present value on March 31, 2023 of $0.10, the maximum amount of the 2025 Annual Net Sales Milestone Payment, assuming a December 31, 2025 payment date and a discount rate of 14.50% assuming the sales thresholds underlying the CVRs were met in accordance with the projections without giving effect to any potential adjustments.

Recap of Spectrum Stand-alone Financial Analysis
	Reference Range for Spectrum Valuation
	Low	High
Financial Analysis
Discounted Cash Flow Analysis	$0.88	$0.97
For Informational Reference Purposes
Historical Trading Range	$0.65	$1.07
Equity Research Analyst Price Targets	$0.75	$4.00
Spectrum Financial Analysis
Spectrum Discounted Cash Flow Analysis
Guggenheim Securities performed a discounted cash flow analysis of Spectrum based on projected after-tax unlevered free cash flows (after deduction of stock-based compensation) for Spectrum through December 31, 2031.
In performing its discounted cash flow analysis with respect to Spectrum:
•
Guggenheim Securities utilized the Spectrum-Provided Financial Projections, as provided and approved for Guggenheim Securities’ use by Spectrum senior management, and added $26 million of net cash as of March 31, 2023 as projected by Spectrum management and the net present value of the cash tax savings from net operating losses (both existing and projected) as projected by Spectrum management.

•
Guggenheim Securities used a discount rate range of 13.00% – 16.00% based on its estimate of Spectrum’s weighted average cost of capital.

•
Guggenheim Securities did not include any terminal value after December 31, 2031 based on direction from Spectrum’s management given the Spectrum-Provided Financial Projections would have resulted in negative cash flows in 2032 and beyond, and thus Spectrum would choose to terminate commercialization of its product.

Guggenheim Securities’ discounted cash flow analysis for purposes of evaluating Spectrum common stock resulted in an overall reference range of $0.88 – $0.97 per share.
Spectrum Reference Information
In order to provide certain context for the financial analysis of Spectrum in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for the purposes of its opinion.
Historical Trading Range
Guggenheim Securities reviewed Spectrum’s stock price trading history since January 31, 2023, the date that Spectrum provided an update on the fourth-quarter 2022 net sales. Guggenheim Securities noted that for the period between January 31, 2023 and April 24, 2023, the lowest closing price was $0.65 on April 12, 2023, and the highest closing price was $1.07 on February 9, 2023. Guggenheim Securities also noted that the 30-day volume-weighted average price as of April 24, 2023 for the Spectrum common stock was $0.70.
Equity Research Analyst Stock Price Targets
Guggenheim Securities reviewed equity research analyst stock price targets for Spectrum on a stand-alone basis that were published on or after January 31, 2023 and on or prior to April 24, 2023. Guggenheim

Securities noted that such equity research analyst stock price targets for the Spectrum common stock were $0.75 – $4.00 per share.
Assertio Stand-Alone Financial Analysis
Recap of Assertio Stand-Alone Financial Analysis
In evaluating Assertio in connection with rendering its opinion, Guggenheim Securities performed a discounted cash flow analysis which is summarized in the table below and described in more detail elsewhere herein. Solely for informational reference purposes, Guggenheim Securities also reviewed the Historical Trading Range and Equity Research Analyst Price Targets described below.
Recap of Assertio Stand-Alone Financial Analysis
Closing Assertio Share Price as of 04/24/23	$6.40
	Reference Range for Assertio Valuation
	Low	High
Financial Analysis
Discounted Cash Flow Analysis	$7.34	$8.06
For Informational Reference Purposes
Historical Trading Range	$4.03	$6.66
Equity Research Analyst Price Targets	$5.96	$9.50
Assertio Financial Analysis
Assertio Discounted Cash Flow Analysis
Guggenheim Securities performed a discounted cash flow analysis of Assertio based on projected after-tax unlevered free cash flows (after deduction of stock-based compensation) for Assertio through December 31, 2035.
In performing its discounted cash flow analysis with respect to Assertio:
•
Guggenheim Securities utilized the Spectrum-Provided Financial Projections, as provided and approved for Guggenheim Securities’ use by Spectrum senior management, and added $68 million of net cash as of March 31, 2023 as projected by Spectrum’s management and the net present value of the cash tax savings from net operating losses (both existing and projected) as projected by Spectrum’s management.

•
Guggenheim Securities used a discount rate range of 11.75% – 14.25% based on its estimate of Assertio’s weighted average cost of capital.

•
Guggenheim Securities did not include any terminal value after December 31, 2035 based on direction of Spectrum’s management which assumed additional competitors would reduce revenues resulting in negative cash flows and as a result, Assertio would choose to terminate commercialization of its products.

Guggenheim Securities’ discounted cash flow analysis for purposes of evaluating Assertio common stock resulted in an overall reference range of $7.34 – $8.06 per share.
Assertio Reference Information
In order to provide certain context for the financial analysis of Assertio in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for the purposes of its opinion.

Historical Trading Range
Guggenheim Securities reviewed Assertio’s stock price trading history since January 31, 2023, the date that Spectrum provided an update on the fourth-quarter 2022 net sales. Guggenheim Securities noted that for the period between January 31, 2023 and April 24, 2023, the lowest closing price was $4.03 on February 1, 2023, and the highest closing price was $6.66 on March 9, 2023. Guggenheim Securities also noted that the 30-day volume-weighted average price as of April 24, 2023 for the Assertio common stock was $6.13.
Equity Research Analyst Stock Price Targets
Guggenheim Securities reviewed equity research analyst stock price targets for Assertio on a stand-alone basis that were published on or after January 31, 2023, and on or prior to April 24, 2023. Guggenheim Securities noted that such equity research analyst stock price targets for the Assertio common stock were $5.96 – $9.50 per share.
Implied Exchange Ratio Analysis
In assessing the exchange ratio and CVR consideration (taken together), Guggenheim Securities derived valuation ranges for each of the Spectrum common stock and Assertio common stock respectively, using the financial methodologies described above under the captions “Spectrum Discounted Cash Flow Analysis” and “Assertio Discounted Cash Flow Analysis”.
The following table summarizes the implied exchange ratios and resulting pro forma ownership derived using the foregoing financial methodologies. With respect to any given range of implied exchange ratios, the high implied exchange ratio assumes the maximum Spectrum per share equity value and minimum Assertio per share equity value, while the lower implied exchange ratio assumes the minimum Spectrum per share equity value and maximum Assertio per share equity value.
Implied Exchange Ratio Analysis (excluding synergies and transaction costs)
Implied Exchange Ratio (Implied Spectrum Pro Forma Ownership)
Upfront consideration	0.1783x (35)%
Upfront consideration plus net present value of first CVR payment	0.1906x (37)%(1)
Upfront consideration plus net present value of both CVR payments	0.2014x (38)%(2)
Implied Exchange Ratio (Implied Spectrum Pro Forma Ownership)
	Low	High
Financial Analysis
Discounted Cash Flow Analysis	0.109x (25.0)%	0.132x (28)%
For Informational Reference Purposes
Historical Daily Exchange Ratio Ranges(3)	0.107x (24)%	0.230x (41)%
Equity Research Analyst Price Targets	0.079x (19)%	0.671x (68)%

(1)
Represents with respect to the first CVR payment, the net present value on March 31, 2023 of the maximum amount of the 2024 Annual Net Sales Milestone Payment, assuming a December 31, 2024 payment date and a discount rate of 14.50%, assuming that the payment is settled in shares of Assertio common stock based on the $6.40 closing price on April 24, 2023.

(2)
Represents with respect to the CVR payments, the net present value on March 31, 2023 of the maximum amount of the 2024 Annual Net Sales Milestone Payment, assuming a December 31, 2024 payment date and a discount rate of 14.50% and the net present value on March 31, 2023 of the maximum amount of the 2025 Annual Net Sales Milestone Payment, assuming a December 31, 2025 payment date and a discount rate of 14.50%, in each case assuming that the payments are settled in shares of Assertio common stock based on the $6.40 closing price on April 24, 2023 and assuming the sales thresholds underlying the CVRs were met in accordance with the Spectrum-Provided Financial Projections without giving effect to any potential adjustments.
(3)
Guggenheim Securities also noted that based on the 30-day volume-weighted average prices of the Spectrum common stock and the Assertio common stock as of April 24, 2023, the implied exchange ratio was 0.114x with 25% implied Spectrum pro forma ownership.

Pro Forma Discounted Cash Flow Value Analysis
Guggenheim Securities also performed a pro forma discounted cash flow value analysis to compare the implied discounted cash flow value per share of Spectrum common stock on a stand-alone basis to the implied discounted cash flow value per share of Spectrum common stock on a pro forma basis giving effect to the Merger.
For the implied discounted cash flow value per share of Spectrum common stock on a stand-alone basis, Guggenheim Securities used the implied per share equity value reference range obtained in its discounted cash flow analysis of Spectrum described above under the caption “Summary of Financial Analyses — Spectrum Stand-Alone Financial Analysis — Spectrum Discounted Cash Flow Analysis.”
Guggenheim Securities calculated the implied discounted cash flow value per share of Spectrum common stock on a pro forma basis giving effect to the Merger, both with and without synergies. In doing this analysis without synergies:
•
Guggenheim Securities utilized the Spectrum-Provided Financial Projections for each of Spectrum and Assertio, as provided and approved for Guggenheim Securities’ use by Spectrum’s senior management;

•
Guggenheim Securities added the net cash for each of Spectrum and Assertio as of March 31, 2023 as adjusted for estimated transaction expenses, in each case provided and approved for Guggenheim Securities’ use by Spectrum’s senior management;

•
Guggenheim Securities added the net present value of the cash tax savings from net operating losses (both existing and projected) of each of Spectrum (after giving effect to limitations under Section 382 of the Internal Revenue Code) and Assertio, in each case as projected by Spectrum’s management;

•
Guggenheim Securities used a discount rate range of 13.00% – 16.00% for the Spectrum unlevered free cash flows and a discount range of 11.75% – 14.25% for the Assertio unlevered free cash flows, consistent with the discount range assumptions for each company on a stand-alone basis;

•
Guggenheim Securities did not assume a terminal value beyond the end date of the applicable projections for each of Spectrum and Assertio consistent with the terminal value assumptions of each company on a stand-alone basis; and

•
Guggenheim Securities calculated the discounted cash flow value per share to Spectrum’s shareholders based on the exchange ratio and inclusive of the net present value of each of the CVR payments assuming the sales thresholds underlying the CVRs were met in accordance with the Spectrum-Provided Financial Projections without giving effect to any potential adjustments.

In doing this analysis with synergies, Guggenheim Securities replicated the discounted cash flow analysis without synergies with the following changes:
•
Guggenheim Securities added after-tax synergies (net of cost to achieve) to the combined company’s unlevered free cash flows as provided and approved for Guggenheim Securities’ use by Spectrum’s senior management; and

•
Guggenheim Securities used a single discount rate range of 11.50% – 14.00% in calculating the combined company’s unlevered free cash flows.

The comparison of Spectrum’s discounted cash flow value per share on a stand-alone basis to the discounted cash flow value per share on a pro forma basis after giving effect to the Merger is set forth in the table below.

Summary of Pro Forma Discounted Cash Flow Analysis
	Implied DCF Value Per Share of Spectrum Common Stock
	Low		High
Spectrum Standalone DCF Value	$0.88		$0.97
Pro Forma Combined Company DCF Value
Non-synergized	$1.15		$1.27
% Increase / (Decrease) Relative to Spectrum Standalone DCF Value		31%		31%
Synergized	$1.28		$1.40
% Increase / (Decrease) Relative to Spectrum Standalone DCF Value		45%		45%
Other Considerations
Except as described in the summary above, Spectrum did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the Merger were determined through negotiations between Spectrum and Assertio and were approved by the Spectrum board of directors. The decision to enter into the transaction agreements was solely that of the Spectrum board of directors. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Spectrum board of directors. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Spectrum board of directors with respect to the fairness, from a financial point of view, of the exchange ratio and CVR consideration (taken together) to the stockholders of Spectrum.
Pursuant to the terms of Guggenheim Securities’ engagement, Spectrum has agreed to pay Guggenheim Securities a cash transaction fee of an estimated $7.8 million upon Closing. An opinion fee of $2.0 million became payable upon the rendering by Guggenheim Securities of its opinion, which is creditable against the foregoing cash transaction fee. In addition, Spectrum has agreed to reimburse Guggenheim Securities for certain expenses and to indemnify Guggenheim Securities against certain liabilities arising out of its engagement.
During the two years prior to the rendering of its opinion, Guggenheim Securities has not been engaged by Assertio or Spectrum to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may provide Assertio and Spectrum and their respective affiliates with financial advisory and investment banking services unrelated to the Merger in the future, for which services Guggenheim Securities would expect to receive compensation.
Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to Assertio, Spectrum, other participants in the Merger and their respective affiliates, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Assertio, Spectrum, other participants in the Merger and their respective affiliates. Furthermore, Guggenheim Securities and its affiliates and related entities and its or their respective directors, officers, employees, consultants and agents may have investments in Assertio, Spectrum, other participants in the Merger and their respective affiliates.
Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Assertio, Spectrum, other participants in the Merger and their respective affiliates and the Merger that differ from the views of Guggenheim Securities’ investment banking personnel.
Assertio Unaudited Financial Projections
In connection with the Merger, Assertio management prepared and approved certain unaudited prospective financial information of Assertio on a standalone basis for its 2023 through 2027 fiscal years, which projections assume Assertio’s investment in certain clinical studies related to a potential Indocin product and obtaining certain related FDA approvals in 2025, with three years of market exclusivity. These projections are referred to as the “Assertio Projections.” Also in connection with the Merger, Assertio received certain unaudited prospective financial information concerning Spectrum for fiscal years 2023 through 2030 on a standalone basis (the “Spectrum Projections”), which Assertio management adjusted to reflect its estimate of certain expenses, revenue grow and peak revenue, and which assume commercialization of ROLVEDON in the United States through patent expiration in 2036. Assertio management then extrapolated such adjusted projections for Spectrum’s 2036 fiscal year. These adjusted projections for fiscal years 2023 through 2036 are referred to as the “Assertio adjusted Spectrum Projections.” The Assertio projections were prepared for internal use only and were provided to the Assertio board of directors for the purposes of considering, analyzing and evaluating the Merger. The Assertio projections were also provided to Assertio’s financial advisors, SVB Securities and Wainwright, in connection with rendering their respective fairness opinions to the Assertio board of directors and in performing the related analyses. The Assertio Projections for fiscal years 2023 through 2027 were also provided to Spectrum management in connection with its consideration and evaluation of the Merger and to Spectrum’s financial advisor, Guggenheim Securities. Except as otherwise noted herein, the Assertio Projections and, to the knowledge of Assertio, the Assertio adjusted Spectrum Projections, were prepared treating each of Assertio and Spectrum on a stand-alone basis, without giving effect to the Merger, including the impact of negotiating or executing the Merger, the expenses that may be incurred in connection with consummating the Merger, the potential synergies that may be achieved by the combined company as a result of the Merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. In connection with the Merger, Assertio management also directed the preparation of, and subsequently approved, certain estimates of annual cost synergies expected to be realized following the closing, which are referred to as the “estimated synergies” (and, together with the Assertio Projections, the “Assertio Financial Projections”) and are summarized under “— Certain Estimated Synergies.” These estimated synergies are not reflected in the Assertio Projections or the Assertio adjusted Spectrum Projections, and were not used by SVB Securities or Wainwright.
Long-term forecasts or projections as to future performance, revenues, earnings or other results are subject to risks, due to, among other reasons, the inherent difficulty of accurately predicting financial performance for future periods and the uncertainty of the underlying assumptions and estimates. However, the financial projections by Assertio are being included in this joint proxy statement/prospectus to give stockholders access to certain non-public information provided to the Assertio board of directors and to the Spectrum board of directors for purposes of considering and evaluating the Merger, and which was also provided to Assertio and Spectrum’s respective financial advisors. The inclusion of the financial projections by Assertio should not be regarded as an indication that the Assertio board of directors, Assertio, the Spectrum board of directors, Spectrum, SVB Securities, Wainwright, Guggenheim Securities or any other recipient of this information considered, or now considers, it to be an assurance of the achievement of future results or an accurate prediction of future results, and they should not be relied on as such.
The accompanying Assertio Financial Projections were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Assertio management, were, or, in the case of the Spectrum projections, assumed to have been, prepared on a reasonable basis, reflecting the best available estimates and judgments at the time of preparation, and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Assertio or Spectrum, as applicable. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement/prospectus are cautioned not to place undue reliance on the financial projections by Assertio or the estimated synergies. Although Assertio management believes there is, or, in the case of the Spectrum projections, assumed there was, a reasonable basis for the Assertio Financial Projections, Assertio cautions stockholders that future results could be materially different from the Assertio Financial Projections. This summary of the Assertio Financial Projections is not being included in this joint proxy statement/prospectus to influence any decision on whether to vote for the Assertio share issuance proposal or the Spectrum merger proposal, but rather because the Assertio Financial Projections were shared between Assertio and Spectrum and provided to Assertio’s and Spectrum’s respective boards of directors and financial advisors for purposes of considering and evaluating the Merger and the Merger Agreement. Assertio’s independent registered public accounting firm, Grant Thornton LLP, has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the financial projections by Assertio and, accordingly, does not express an opinion or any other form of assurance with respect thereto.
The Assertio Financial Projections are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Assertio Financial Projections are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Assertio management, or, in the case of the Assertio adjusted Spectrum Projections, assumed to be reasonable, as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including general economic conditions, industry capital spending and unit production trends, competition and the risks discussed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” See also “Where You Can Find More Information.” The Assertio Financial Projections also reflect assumptions as to certain business decisions that are subject to change. Because the Assertio Projections and Spectrum Projections were developed for Assertio and Spectrum, respectively, on a standalone basis without giving effect to the Merger, they do not reflect any divestitures or other restrictions that may be imposed in connection with the receipt of any necessary governmental or regulatory approvals, any synergies that may be realized as a result of the Merger or any changes to Assertio’s or Spectrum’s operations or strategy that may be implemented after completion of the Merger. There can be no assurance that the financial projections by Assertio or the estimated synergies will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which Assertio Financial Projections relate, the less predictable and more unreliable the information becomes.
The Assertio Projections contain certain non-GAAP financial measures that Assertio believes are helpful in understanding its past financial performance and future results. Assertio management regularly uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While Assertio believes these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Assertio’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Assertio’s competitors and may not be directly comparable to similarly titled measures of Assertio’s competitors due to potential differences in the exact method of calculation.
Neither Assertio nor Spectrum has provided reconciliations of the non-GAAP financial measures included in these projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and the inherent difficulty in forecasting and quantifying the measures that are necessary for such reconciliation.
None of Assertio, Spectrum, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the financial projections by Assertio or the estimated synergies, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the financial projections by Assertio or the estimated synergies to reflect circumstances existing after the date the financial projections by Assertio or the estimated synergies were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying financial projections by Assertio or the estimated synergies, as applicable, are shown to be in error. Except as required by applicable laws, Assertio does not intend to make publicly available any update or other revision to the financial projections by Assertio or the estimated synergies, even in the event that any or all assumptions are shown to be in error. None of Assertio or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Assertio stockholder or other person regarding Assertio’s ultimate performance compared to the information contained in the financial projections by Assertio, the estimated synergies or that forecasted results will be achieved. Assertio has made no representation to Spectrum, in the Merger Agreement or otherwise, concerning the financial projections by Assertio or the estimated synergies.
Assertio has not obtained, and does not intend to obtain, updated, revised or reaffirmed opinions from SVB Securities and Wainwright, and Assertio has not updated, revised or reaffirmed, and does not intend to update, revise or reaffirm, any of the projections or assumptions that it provided to SVB Securities and Wainwright and upon which SVB Securities and Wainwright based their respective opinions. The opinions of SVB Securities and Wainwright do not speak as to the time when the Merger will be completed or to any other date other than the date of each opinion. See “— Opinions of Assertio’s Financial Advisors.” Further, the projections that Assertio provided to SVB Securities and Wainwright were not necessarily indicative of the results that Assertio will achieve for any period ending after the date of the opinions.
However, as of the date of this joint proxy statement/prospectus and except as otherwise publicly disclosed, Assertio is not aware of, and does not anticipate occurring before the Assertio special meeting, any material change or anticipated material change in its operations or performance, or to the projections or assumptions upon which SVB Securities and Wainwright based their respective opinions, since the date of such opinions.
Summary of the Assertio Projections
The following table presents certain unaudited prospective financial information of Assertio prepared by Assertio management for Assertio’s 2023 through 2027 fiscal years.
	2H:23E	2024E	2025E	2026E	2027E
(in millions)
Total Revenue	$78	$168	$214	$237	$265
Gross Profit(1)	70	150	191	211	237
Operating Income(2)	27	56	112	131	157
Unlevered free cash flow(3)	14	47	80	98	115

(1)
Gross Profit refers to total revenue less cost of goods sold.

(2)
Operating Income, a non-GAAP financial measure, refers to total revenue, less cost of goods sold, less certain non-GAAP operating expenses, less certain legal expenses and other expenses, and less depreciation, amortization and stock-based compensation expense, and excluding fair value adjustments to contingent consideration or derivative liability.

(3)
Unlevered free cash flow, a non-GAAP financial measure, refers to operating income plus depreciation and amortization, less certain royalties payable by Assertio related to its Indocin product, less taxes, changes in net working capital and capital expenditures.

Summary of the Assertio Adjusted Spectrum Projections
In addition, as described under “— Spectrum Unaudited Financial Projections,” Spectrum management prepared certain unaudited prospective financial information concerning Spectrum for fiscal years 2023 through 2030, which Assertio management adjusted to reflect its estimate of certain expenses, revenue grow and peak revenue, and which assume commercialization of ROLVEDON in the United States until patent expiration in 2036.

	Year Ending December
	2H:23E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E
(in millions)
Total Net Sales	$46	$130	$157	$152	$147	$141	$138	$135	$132	$128	$125	$121	$117	$112
Gross Profit(1)	40	115	131	124	123	121	118	114	111	107	103	99	94	90
Operating Income(2)	(0)	44	63	63	68	66	72	68	64	60	55	51	46	41
Unlevered Free cash flow(3)	(21)	22	43	48	52	50	54	51	48	45	42	39	35	31

(1)
Gross Profit refers to total revenue less cost of goods sold, less cost of goods sold related to Spectrum’s ROLVEDON product, less certain royalty expenses and milestone payments.

(2)
Operating Income, a non-GAAP financial measure, refers to total net sales, less cost of goods sold related to Spectrum’s ROLVEDON product, less certain royalty expenses, milestone payments, restructuring costs, general & administrative costs, R&D costs and sales & marketing costs.

(3)
Unlevered free cash flow refers to the relevant company’s after-tax unlevered operating profit plus depreciation and amortization, minus capital expenditures and after giving effect to positive or negative changes in working capital.

Spectrum Unaudited Financial Projections
Spectrum does not as a matter of course make public projections as to future revenues, earnings or other financial or operating results available. In particular, Spectrum does not as a matter of course make public long-term projections or forecasts as to its future revenues, earnings or other financial or operating results due to the uncertainty of the underlying assumptions and estimates. However, in connection with the Merger, Spectrum management prepared unaudited financial projections for Spectrum, the “Spectrum standalone projections.” Spectrum shared the Spectrum standalone projections with the Spectrum board of directors, its financial advisor, Guggenheim Securities, and the revenues associated with a portion of these projections with Assertio. Also, in connection with the Merger, Assertio management provided Spectrum a portion of certain unaudited financial information concerning Assertio. Spectrum management prepared internal financial projections regarding Assertio’s future operations. These internal projections for the years ending December 31, 2023 through December 31, 2035 are referred to as the “Assertio Stand-Alone Financial Projections Developed by Spectrum Management.” The Spectrum standalone projections described below under “— Summary of Spectrum Financial Projections” and the Spectrum prepared Assertio projections as described below under “— Summary of Assertio Stand-Alone Financial Projections Developed by Spectrum Management” are referred to collectively as the “Spectrum prepared projections.”
The Spectrum standalone projections were prepared treating Spectrum and the Spectrum prepared Assertio projections were prepared treating Assertio, in each case, on a standalone basis, without giving effect to the Merger, including any impact of the negotiation or execution of the Merger, the expenses that may be incurred in connection with the Merger or the consummation thereof, the potential synergies that may be achieved by the combined company as a result of the Merger, the effect of any business or strategic decision or action that has been or will be taken as a result of the Merger Agreement having been executed or in anticipation of the Merger, or the effect of any business or strategic decisions or actions that would likely have been taken if the Merger Agreement had not been executed but which were instead altered, accelerated, postponed or not taken in anticipation of the Merger. In connection with the Merger, Spectrum management also prepared certain estimates of the annual cost synergies estimated to be realized by the combined company pursuant to the Merger and are summarized under “ — Certain Estimated Synergies.” The estimated synergies are not reflected in the Spectrum prepared projections.
The Spectrum prepared projections were not prepared with a view toward public disclosure or with a view toward compliance with the published guidelines established by the SEC or the American Institute of Certified Public Accountants for preparation or presentation of prospective financial information, or GAAP, but, in the view of Spectrum management were prepared on a reasonable basis, reflecting the best available estimates and judgments at the time of preparation and presented as of the time of preparation, to the best of management’s knowledge and belief, the expected course of action and the expected respective future financial performance of Spectrum and Assertio. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this joint proxy statement / prospectus are cautioned not to place undue reliance on the Spectrum prepared projections or the estimated synergies. Although Spectrum management believes there is a reasonable basis for the Spectrum prepared projections, Spectrum cautions stockholders that future results could be materially different from the Spectrum prepared projections. This summary of the Spectrum prepared projections is not being included in this joint proxy statement/prospectus to influence any decision whether to vote for the Spectrum merger proposal, but is instead included because the Spectrum prepared projections were provided to Spectrum’s financial advisor and the Spectrum board of directors for purposes of considering and evaluating the Merger. The prospective financial information of Spectrum included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Spectrum management. Spectrum’s independent registered public accounting firm, RSM US LLP, has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the financial projections by Spectrum and, accordingly, does not express an opinion or any other form of assurance with respect thereto.
The Spectrum prepared projections are subject to estimates and assumptions in many respects and, as a result, subject to interpretation. While presented with numerical specificity, the Spectrum prepared projections are based upon a variety of estimates and assumptions that are inherently uncertain, though considered reasonable by Spectrum’s management or, in the case of the unaudited prospective financial information provided by Assertio that informed the Spectrum prepared Assertio projections, assumed to have been reasonable, as of the date of their preparation. These estimates and assumptions may prove to be inaccurate for any number of reasons, including the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions and the risks discussed under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” Also see “Where You Can Find More Information.” The Spectrum prepared projections also reflect assumptions as to certain business decisions that are subject to change. Because the Spectrum standalone projections and the Spectrum prepared Assertio projections were developed for Spectrum and Assertio, respectively, on a standalone basis without giving effect to the Merger, they do not reflect any synergies that may be realized as a result of the Merger or any changes to Spectrum’s or Assertio’s operations or strategy that may be implemented after completion of the Merger. There can be no assurance that the Spectrum prepared projections or the estimated synergies will be realized, and actual results may differ materially from those shown. Generally, the further out the period to which the Spectrum prepared projections relate, the less predictable and more unreliable the information becomes.
The Spectrum prepared projections contain certain non-GAAP financial measures that Spectrum believes are helpful in understanding its and Assertio’s past financial performance and future results. Spectrum management regularly uses a variety of financial measures that are not in accordance with GAAP for forecasting, budgeting and measuring financial performance. The non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures. While Spectrum believes that these non-GAAP financial measures provide meaningful information to help investors understand the operating results and to analyze Spectrum’s and Assertio’s financial and business trends on a period-to-period basis, there are limitations associated with the use of these non-GAAP financial measures. These non-GAAP financial measures are not prepared in accordance with GAAP, are not reported by all of Spectrum’s competitors and may not be directly comparable to similarly titled measures of Spectrum’s competitors due to potential differences in the exact method of calculation.
None of Spectrum, Assertio, the combined company or their respective affiliates, advisors, officers, directors or other representatives can provide any assurance that actual results will not differ from the Spectrum prepared projections or the estimated synergies, and none of them undertakes any obligation to update, or otherwise revise or reconcile, the Spectrum prepared projections or the estimated synergies to reflect circumstances existing after the date the Spectrum prepared projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Spectrum prepared projections or the estimated synergies are shown to be in error. Except as required by applicable securities laws, Spectrum does not intend to make publicly available any update or other revision to the Spectrum prepared projections or the estimated synergies, even in the event that any or all assumptions are shown to be in error. None of Spectrum or its affiliates, advisors, officers, directors or other representatives has made or makes any representation to any Spectrum stockholder or other person regarding Spectrum’s ultimate performance compared to the information contained in the Spectrum prepared projections, the estimated synergies or that forecasted results will be achieved. Spectrum has made no representation to Assertio, in the Merger Agreement or otherwise, concerning the Spectrum prepared projections. Similarly, Assertio has made no representation to Spectrum, in the Merger Agreement or otherwise, concerning the Assertio projections or the estimated synergies.
Spectrum has not obtained, and does not intend to obtain, an updated, revised or reaffirmed opinion from Guggenheim Securities, and Spectrum has not updated, revised or reaffirmed, and does not intend to update, revise or reaffirm, any of the projections or assumptions that it provided to Guggenheim Securities and upon which Guggenheim Securities based its opinion. The opinion of Guggenheim Securities does not speak as to the time when the Merger will be completed or to any other date other than the date of such opinion. See “— Opinion of Spectrum’s Financial Advisor — Opinion of Guggenheim Securities, LLC.” Further, the projections that Spectrum provided to Guggenheim Securities were not necessarily indicative of the results that Spectrum or Assertio will achieve for any period ending after the date of the opinions. However, as of the date of this joint proxy statement/prospectus and except as otherwise publicly disclosed, Spectrum is not aware of, and does not anticipate to occur before the Spectrum special meeting, any material change or anticipated material change in its operations or performance, or to the projections or assumptions upon which Guggenheim Securities based its opinion, since the date of such opinion.
Summary of the Spectrum Financial Projections
The following table presents certain unaudited prospective financial information of Spectrum prepared by Spectrum management for the years 2023 through 2031.
	2023E	2024E	2025E	2026E	2027E
	(in millions)
ROLVEDON Net Sales	$97	$190	$261	$244	$214
Cost of Goods Sold(1)	$(17)	$(30)	$(55)	$(42)	$(35)
Gross Profit	$79	$160	$206	$202	$179
Operating Expenses	$(80)	$(127)	$(126)	$(124)	$(123)
Unlevered Free Cash Flow	$(23)	$8	$58	$79	$60
	2028E	2029E	2030E	2031E
	(in millions)
ROLVEDON Net Sales	$183	$148	$105	$65
Cost of Goods Sold(1)	$(33)	$(30)	$(28)	$(25)
Gross Profit	$150	$118	$78	$40
Operating Expenses	$(104)	$(84)	$(61)	$(39)
Unlevered Free Cash Flow	$51	$40	$26	$11

(1)
Includes Hanmi royalties equal to 5% of net sales. Supplemental royalty beginning in 2025 (additional 5% royalty on net sales until a total of approximately $19 million is paid pending any future amendments). $5 million milestone to be paid on net sales of $250 million, $500 million, $750 million, $1 billion and $2 billion in a calendar year.

Summary of the Assertio Stand-Alone Financial Projections Developed by Spectrum Management
In addition, as described under “— Assertio Unaudited Financial Projections,” Assertio management prepared certain financial projections for Assertio on a stand-alone basis for the years ending December 31, 2023 through December 31, 2027, which were provided to Spectrum. Spectrum management prepared internal financial projections regarding Assertio’s future operations for the years ending December 31, 2023 through December 31, 2035. At the direction of Spectrum, Spectrum’s financial advisor used the Spectrum prepared Assertio projections in its analyses included in the fairness opinion presented to the Spectrum board of directors. These projections, as so prepared, are presented in the following table.
	2023E	2024E	2025E	2026E	2027E
	(in millions)
Total Revenue	$158	$169	$188	$200	$216
Gross Profit(1)	$139	$150	$166	$176	$190
Operating Expenses	$(102)	$(106)	$(112)	$(115)	$(115)
Unlevered Free Cash Flow(2)	$60	$64	$71	$71	$75
	2028E	2029E	2030E	2031E	2032E
	(in millions)
Total Revenue	$226	$236	$238	$232	$132
Gross Profit(1)	$199	$208	$210	$208	$117
Operating Expenses	$(118)	$(91)	$(86)	$(84)	$(46)
Unlevered Free Cash Flow(2)	$79	$106	$108	$109	$85
	2033E	2034E	2035E
	(in millions)
Total Revenue	$113	$106	$104
Gross Profit(1)	$99	$93	$91
Operating Expenses	$(35)	$(33)	$(32)
Unlevered Free Cash Flow(2)	$55	$49	$46

(1)
Gross Profit refers to total revenue less cost of goods sold.

(2)
Unlevered free cash flow, a non GAAP financial measure, refers to net operating profit after tax, plus depreciation and amortization, less changes in net working capital and capital expenditures.

Certain Estimated Synergies
In March and April 2023, Assertio’s and Spectrum’s management directed the preparation of estimates of certain synergies estimated to be potentially realizable by the combined company in connection with the proposed Merger. Assertio’s estimated synergies include approximately $18.1 million of cost synergies estimated to be potentially realizable within 18 months subsequent to closing and Spectrum’s estimated synergies include approximately $12 million of cost synergies estimated to be potentially realizable during fiscal year 2023 on a pro forma basis.
The estimated synergies assumed that the expected benefits of the Merger would be realized, including that no restrictions, terms or other conditions would be imposed in connection with the receipt of any necessary governmental, regulatory or other approvals or consents in connection with the consummation of the Merger. See “— Assertio Unaudited Financial Projections” and “— Spectrum Unaudited Financial Projections” for further information regarding the uncertainties underlying the estimated synergies, as well as under “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” for further information regarding the uncertainties and factors associated with realizing the synergies in connection with the Merger.
Closing and Effective Time of the Merger
The closing of the Merger will take place on a date to be designated jointly by Assertio and Spectrum, which date will be no later than the second business day after the satisfaction or waiver (to the extent permitted) of the last of the conditions to closing (described under “The Merger Agreement — Conditions to the Completion of the Merger”) to be satisfied or waived (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions at the closing), unless another date is agreed to in writing by Assertio and Spectrum.
At the closing, the parties to the Merger Agreement will cause a certificate of merger relating to the Merger to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with effecting the Merger. The Merger will become effective at the time when the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to in writing by Assertio and Spectrum and specified in the certificate of merger.
Assertio and Spectrum currently expect the Merger to close by the end of the 2023 calendar year and are working to complete the Merger on this timeline and prior to the Termination Date of October 24, 2023 (which is subject to extension in certain circumstances pursuant to the terms of the Merger Agreement). However, it is possible that factors outside the control of the parties to the Merger Agreement could result in the Merger being completed at a different time, or not at all.
Regulatory Approvals
Under the Merger Agreement, Assertio, Merger Sub and Spectrum have each agreed to cooperate with each other and to use (and to cause their respective subsidiaries to use) reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to cause the conditions to the closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Termination Date) and to consummate the Merger, including to obtain (and to cooperate with each other in obtaining) the regulatory approvals described above by the earliest practicable date (and in any event no later than the Termination Date), subject to the limitations described below. In the event that any lawsuit or other legal proceeding, whether judicial or administrative, is commenced challenging the Merger or the other transactions contemplated by the Merger Agreement as violative of any competition law, Assertio, Merger Sub and Spectrum will cooperate with each other and use their respective reasonable best efforts to defend any such lawsuit or legal proceeding.
Assertio may be required to do any of the following in order to obtain regulatory approval or otherwise consummate the Merger: (i) sell, divest, or otherwise convey (or agree to sell, divest or otherwise convey) particular assets of itself, its subsidiaries or affiliates, (ii) agree to sell, or permit Spectrum to sell, divest or otherwise convey particular assets of it or its subsidiaries, (iii) license or enter into similar arrangements with respect to its or Spectrum’s assets, or terminate existing relationships or obligations, or (iv) obtain prior approval or other consent from a governmental authority prior to consummating any future transaction as a condition to obtaining any and all expirations of waiting periods under any regulatory law. Notwithstanding anything to the contrary, Assertio will not be required to take any action (i) that is not contingent on the closing of the Merger, and (ii) that individually or in the aggregate would reasonably be expected to result in a material adverse effect for either Assertio or Spectrum, as determined by Assertio in good faith.
Assertio, Merger Sub and Spectrum have agreed that Assertio will have the ultimate right to devise the strategy and direct all matters for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission, application or similar regulatory approval, taking into account in good faith any comments of Spectrum. However, each party will consult and coordinate with each other with respect to interactions with and filings submitted to the government. Additionally, each party is required to (a) promptly notify the other parties to the Merger Agreement, and if in writing, furnish the other parties with copies of, any communication from or to any governmental entity regarding the Merger, (b) permit the other parties to the Merger Agreement to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication with any governmental entity, and (c) to the extent permitted by the applicable governmental entity, give the other parties reasonable opportunity to attend and participate in any meetings teleconferences with such governmental entity regarding the Merger. See “Risk Factors — Risks Relating to the Merger.”
Ownership of the Combined Company
Based on the number of shares of Assertio and Spectrum common stock outstanding on June 13, 2023, the latest practicable date prior to the date of this joint proxy statement/prospectus, upon completion of the Merger (without consideration of the shares of Assertio common stock underlying the CVRs), former Spectrum stockholders are expected to own approximately 35% of the outstanding shares of Assertio common stock and Assertio stockholders immediately prior to the Merger are expected to own approximately 65% of the outstanding shares of Assertio common stock. The relative ownership interests of Assertio stockholders and former Spectrum stockholders in the combined company immediately following the Merger will depend on the number of shares of Assertio and Spectrum common stock issued and outstanding immediately prior to the Merger.
Board of Directors of the Combined Company
Assertio has agreed to appoint one member of the Spectrum board of directors to the Assertio board of directors as of the effective time, with such director to hold office until the earliest to occur of the appointment or election and qualification of his or her successor or his or her death, resignation, disqualification or proper removal. Such director must qualify as an “independent director” under applicable Nasdaq rules and regulations, will be nominated by Spectrum and will be selected and designated by the Assertio board of directors upon the Assertio board of director’s consent (such consent not to be unreasonably withheld, conditioned or delayed). Assertio has agreed not to propose to remove such director other than for cause during the 12-month period following the closing date.
U.S. Federal Securities Law Consequences
Assuming the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, the shares of Assertio common stock issued in the Merger will not be subject to any restrictions on transfer arising under the Securities Act or the Exchange Act, except for shares of Assertio common stock issued to any Spectrum stockholder who may be deemed an “affiliate” of Assertio after the completion of the Merger. This joint proxy statement/prospectus does not cover resales of shares of Assertio common stock received by any person upon the completion of the Merger, and no person is authorized to make any use of this joint proxy statement/prospectus, or the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, in connection with any resale of shares of Assertio common stock.
Accounting Treatment
Assertio prepares its financial statements in accordance with GAAP. The Merger will be accounted for using the acquisition method of accounting under the provisions of Accounting Standards Codification (“ASC”) 805, Business Combinations, with Assertio representing the accounting acquirer under this guidance. Assertio will record assets acquired, including identifiable intangible assets, and liabilities assumed from Spectrum at their respective fair values at the date of completion of the Merger. Any excess of the purchase price (as described in Note 2 (Basis of Pro Forma Presentation) to the unaudited pro forma condensed combined financial information) over the net fair value of such assets and liabilities will be recorded as goodwill.
The financial condition and results of operations of Assertio after completion of the Merger will reflect Spectrum after completion of the Merger, but will not be restated retroactively to reflect the historical financial condition or results of operations of Spectrum. The earnings of Assertio following completion of the Merger will reflect acquisition accounting adjustments, including the effect of changes in the carrying value for assets and liabilities on amortization expense. Goodwill will not be amortized but will be tested for impairment at least annually, and all tangible and intangible assets including goodwill will be tested for impairment when certain indicators are present. If, in the future, Assertio determines that tangible or intangible assets (including goodwill) are impaired, Assertio would record an impairment charge at that time.
Litigation Relating to the Merger
Following the announcement of the Merger, two purported shareholders of Spectrum filed complaints against Spectrum and each member of the Specturm board of directors alleging violations of the federal securities laws. On June 7, 2023 purported Spectrum stockholder Rilesh Desai filed a complaint captioned Desai v. Spectrum Pharmaceuticals, Case No. 1:23-cv-02808 in the United States District Court for the

Southern District of New York (the “Desai Complaint”). On June 12, 2023 purported Spectrum stockholder Daniel Crawford filed a complaint captioned Crawford v. Spectrum Pharmaceuticals, Case No. 1:23-cv-4877 in the United States District Court for the Southern District of New York (the “Crawford Complaint,” together with the Desai Complaint, the “Complaints”). The Complaints generally allege that Spectrum filed a materially incomplete and misleading Registration Statement on Form S-4 with the SEC and that, as a result, all defendants violated Section 14(a) of the Exchange Act and that each member of the Spectrum board of directors violated Section 20(a) of the Exchange Act. The alleged omissions relate to (i) the sales process leading up to the proposed transaction; (ii) certain financial projections for Spectrum; (iii) certain financial projections for Assertio; (iv) the financial analyses by Guggenheim Securities; (v) the financial analyses by SVB; and (vi) the financial analyses by Wainwright. The Complaints seek (i) injunctive relief; (ii) rescission in the event the Merger is consummated or alternatively rescissory damages; (iii) a direction that the Spectrum board of directors issue a revised Registration Statement; (iv) plaintiff’s attorneys’ and experts’ fees and costs; and (v) other such relief that the court deems just and proper.
Additional lawsuits related to the Merger may be filed in the future, which could prevent or delay completion of the Merger.
Exchange of Shares
Prior to the closing date, Assertio will select its transfer agent or, after consultation with Spectrum, another reputable bank or trust company reasonably satisfactory to both parties to act as Exchange Agent with respect to the Merger. At or prior to the effective time, Assertio will deposit with the Exchange Agent (a) certificates or evidence of book-entry shares representing the shares of Assertio common stock issuable pursuant to the Merger Agreement and (b) cash sufficient to make payments in lieu of fractional shares in accordance with the Merger Agreement.
At the effective time, each share of Spectrum common stock outstanding immediately prior to the effective time will automatically be cancelled and retired and will cease to exist, and all holders of Spectrum stock certificates and of Spectrum book-entry shares (each as defined under “The Merger Agreement — Exchange of Shares”) will cease to have any rights as Spectrum stockholders, except the right to receive the Merger Consideration, any cash in lieu of fractional shares, and any dividends or other distributions that such holder has the right to receive pursuant to the Merger Agreement.
As promptly as reasonably practicable after the effective time, the Exchange Agent will mail to each holder of record of shares of Spectrum common stock that are represented by a stock certificate (a) a letter of transmittal and (b) instructions for surrendering such holder’s Spectrum stock certificates in exchange for the Merger Consideration.
Holders of Spectrum stock certificates, after providing the proper documentation to the Exchange Agent, will receive from the Exchange Agent a statement reflecting the shares of Assertio common stock such holder was entitled to receive (in book-entry form) and cash in lieu of fractional shares of Assertio common stock to which such holders are entitled (without interest and less any applicable withholding taxes).
Holders of Spectrum book-entry shares, whether through DTC or otherwise, will not be required to take any specific actions to exchange their shares of Spectrum common stock for shares of Assertio common stock. Book-entry shares not held through DTC will be exchanged for shares of Assertio common stock (in book-entry form) and cash in lieu of fractional shares of Assertio common stock to which such holders are entitled without any action on the part of the applicable holder. Assertio, Spectrum and the Exchange Agent will implement customary procedures with respect to the surrender and exchange of shares held of record by DTC and its nominees.
More information can be found under “The Merger Agreement — Exchange of Shares.”
Listing of Assertio Common Stock; Delisting and Deregistration of Spectrum Common Stock
It is a condition of the Merger that the shares of Assertio common stock to be issued to Spectrum stockholders in the Merger be approved for listing on Nasdaq SM, subject to official notice of issuance.

If the Merger is completed, Spectrum common stock will be delisted from Nasdaq CM and deregistered under the Exchange Act, and Spectrum will no longer be required to file periodic reports with the SEC with respect to Spectrum common stock.
Spectrum has agreed to cooperate with Assertio and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and Nasdaq CM rules and policies to enable the delisting by the combined company of the shares of Spectrum common stock from Nasdaq CM and the deregistration of the shares of Spectrum common stock under the Exchange Act as promptly as practicable after the effective time.

THE MERGER AGREEMENT
The following description sets forth the principal terms of the Merger Agreement, which is attached as Annex A hereto and incorporated by reference in this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the Merger Agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement. You are encouraged to read the Merger Agreement carefully and in its entirety, as well as this joint proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus. This section is intended to provide you with information regarding the terms of the Merger Agreement. Accordingly, the representations, warranties, covenants and other agreements in the Merger Agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Assertio and Spectrum make with the SEC. See “Where You Can Find More Information.”
Explanatory Note Regarding the Merger Agreement
The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement. Assertio and Spectrum are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about Assertio and Spectrum contained in this joint proxy statement/prospectus and in the public filings Assertio and Spectrum make with the SEC may supplement, update or modify the factual disclosures about Assertio and Spectrum contained in the Merger Agreement and described in this summary. The representations, warranties and covenants made in the Merger Agreement by Assertio, Merger Sub and Spectrum are qualified and subject to important limitations agreed to by the parties to the Merger Agreement in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the Merger Agreement, and were negotiated with the principal purpose of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from that generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the Merger Agreement or otherwise publicly disclosed. The representations and warranties in the Merger Agreement will not survive the completion of the Merger. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the Merger Agreement. If specific material facts exist that contradict the representations, warranties and covenants contained in the Merger Agreement, Assertio and Spectrum have disclosed those material facts in this joint proxy statement/prospectus. If subsequent information concerning the subject matter of the representations, warranties and covenants contained in the Merger Agreement has not been reflected in this joint proxy statement/prospectus, each of Assertio and Spectrum will make publicly available any material information necessary to provide stockholders a materially complete understanding of the provisions of the Merger Agreement. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Assertio and Spectrum make with the SEC.
Additional information about Assertio and Spectrum can be found elsewhere in this joint proxy statement/prospectus and in the public filings Assertio and Spectrum make with the SEC. See “Where You Can Find More Information.”
Structure of the Merger
At the effective time, Merger Sub will be merged with and into Spectrum in accordance with the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement, whereupon the separate existence of Merger Sub will cease and Spectrum will be the surviving corporation and a wholly owned subsidiary of Assertio. At the effective time, all of the property, rights, powers, privileges and franchises of Spectrum and Merger Sub will vest in Spectrum as the surviving corporation, and all of the debts, obligations, liabilities, restrictions and duties of Spectrum and Merger Sub will become debts, obligations, liabilities, restrictions and duties of Spectrum as the surviving corporation.
Completion and Effectiveness of the Merger
The closing of the Merger will take place at 9:00 a.m., Eastern Time, on a date to be designated jointly by Assertio and Spectrum, which date will be no later than the second business day after the satisfaction or waiver (to the extent permitted) of the last of the conditions to closing (described under “— Conditions to the Completion of the Merger”) to be satisfied or waived (other than such conditions that by their nature are to be satisfied at the closing, but subject to the satisfaction or waiver of each of such conditions at the closing), unless another date is agreed to in writing by Assertio and Spectrum. The date on which the closing occurs is referred to as the “closing date.”
At the closing, the parties to the Merger Agreement will cause a certificate of merger relating to the Merger to be executed and filed with the Secretary of State of the State of Delaware and make all other filings or recordings required by the DGCL in connection with the Merger. The Merger will become effective at the time when the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as may be agreed to in writing by Assertio and Spectrum and specified in the certificate of merger.
Merger Consideration
At the effective time, automatically, by virtue of the Merger and without any further action on the part of Spectrum, Spectrum stockholders, Assertio or Merger Sub:
•
all shares of Spectrum common stock that are held in treasury by Spectrum or are held directly by Assertio or Merger Sub immediately prior to the effective time will be cancelled and will cease to exist and no consideration will be paid or payable in respect thereof;

•
all shares of Spectrum common stock held by Spectrum stockholders that are entitled to demand and properly demand appraisal of the Spectrum common stock in compliance with Section 262 of the DGCL will be entitled to receive payment of the fair value of such shares in accordance with Section 262 of the DGCL and all such shares shall automatically be cancelled;

•
except as described in the preceding bullets, each share of Spectrum common stock that is issued and outstanding immediately prior to the effective time will be converted into the right to receive, without interest, 0.1783 validly issued, fully paid and non-assessable shares of Assertio common stock; and

•
each share of common stock, par value $0.01 per share, of Merger Sub that is issued and outstanding immediately prior to the effective time will be converted into one validly issued, fully paid and non-assessable share of common stock, par value $0.001 per share, of Spectrum as the surviving corporation.

Treatment of Fractional Shares
No fractional shares of Assertio common stock will be issued in connection with the Merger. Each Spectrum stockholder who would otherwise have been entitled to receive in the Merger a fractional share of Assertio common stock pursuant to the Merger Agreement will, in lieu of such fractional share and upon surrender of such holder’s certificates representing shares of Spectrum common stock or book-entry positions representing non-certificated shares of Spectrum common stock, in each case outstanding as of immediately prior to the effective time, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the average of the volume-weighted average trading price per share of Assertio common stock on Nasdaq SM based on the ten consecutive trading days ending on the trading day that is two trading days prior to the date of the effective time. No such holder will be entitled to dividends, voting rights or any other rights in respect of any fractional share of Assertio common stock that would otherwise have been issuable as part of the Merger

Consideration. The payment of cash in lieu of fractional share interests is not a separately bargained-for consideration, but merely represents a mechanical rounding-off of the fractions in the exchange.
Exchange of Shares
Exchange Agent
Prior to the closing date, Assertio will select a commercial bank or trust company reasonably satisfactory to both parties to act as Exchange Agent with respect to the Merger. At or prior to the effective time, Assertio will deposit with the Exchange Agent (a) certificates or evidence of book-entry shares representing the shares of Assertio common stock issuable pursuant to the Merger Agreement and (b) cash sufficient to make payments in lieu of fractional shares in accordance with the Merger Agreement.
Exchange of Spectrum Stock Certificates and Spectrum Book-Entry Shares
With respect to certificates representing shares of Spectrum common stock, which are referred to collectively as “Spectrum stock certificates,” as promptly as reasonably practicable after the effective time, the Exchange Agent will mail to each holder of record of each such Spectrum stock certificate (a) a notice advising such holder of the effectiveness of the Merger, (b) a letter of transmittal and (c) instructions for surrendering Spectrum stock certificates in exchange for the Merger Consideration.
Upon surrender of a Spectrum stock certificate and a duly executed letter of transmittal to the Exchange Agent in compliance with the instructions for surrender, the Exchange Agent will mail to each holder of record, as promptly as reasonably practicable thereafter:
•
a statement reflecting the number of whole shares of Assertio common stock, if any, that such holder is entitled to receive pursuant to the Merger Agreement in non-certificated book-entry form in the name of such record holder; and

•
a check in the amount (after giving effect to any required tax withholdings as provided in the Merger Agreement) of (a) any cash in lieu of fractional shares of Assertio common stock plus (b) any unpaid cash dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the Merger Agreement.

With respect to book-entry positions representing non-certificated shares of Spectrum common stock, which are referred to as “Spectrum book-entry shares,” the Exchange Agent will pay and deliver to each holder of record of any such share as promptly as reasonable practicable after the effective time, but in any event within three business days thereafter:
•
the Merger Consideration; and

•
a check in the amount (after giving effect to any required tax withholdings as provided in the Merger Agreement) of (a) any cash in lieu of fractional shares of Assertio common stock plus (b) any unpaid cash dividends and any other dividends or distributions that such holder has the right to receive pursuant to the Merger Agreement.

In the event of a transfer of ownership of shares of Spectrum common stock that is not registered in Spectrum’s transfer records, the Exchange Agent may deliver the Merger Consideration and any cash in lieu of fractional shares of Assertio common stock to such transferee if:
•
in the case of Spectrum book-entry shares, written instructions authorizing the transfer of the Spectrum book-entry shares are presented to the Exchange Agent;

•
in the case of Spectrum stock certificates, the Spectrum stock certificates formerly representing such shares of Spectrum common stock are surrendered to the Exchange Agent; and

•
such Spectrum stock certificates or Spectrum book-entry shares are presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable transfer taxes have been paid or are not applicable, in each case, in form and substance reasonably satisfactory to Assertio and the Exchange Agent.

Lost, Stolen or Destroyed Certificates
In the event that any Spectrum stock certificate has been lost, stolen or destroyed, then, upon compliance with the replacement requirements established by the Exchange Agent, including, if necessary, an indemnity by such person for any claim that may be made against it or the surviving corporation with respect to such certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Spectrum stock certificate, the Merger Consideration, any cash in lieu of fractional shares of Assertio common stock, and any unpaid cash dividends and any other dividends or other distributions, in each case, payable or issuable pursuant to the Merger Agreement, as if such lost, stolen or destroyed Spectrum stock certificate had been surrendered.
Dividends and Distributions with Respect to Unexchanged Shares of Spectrum Common Stock
No dividends or other distributions declared or made with respect to shares of Assertio common stock with a record date after the effective time will be paid or otherwise delivered to the holder of any unsurrendered Spectrum stock certificate or Spectrum book-entry shares with respect to the shares of Assertio common stock that such holder has the right to receive in the Merger until the later to occur of:
•
the date on which the holder surrenders such Spectrum stock certificate or Spectrum book-entry shares in accordance with the Merger Agreement; and

•
the payment date for such dividend or distribution with respect to shares of Assertio common stock (at which time such holder will be entitled, subject to the effect of applicable abandoned property, escheat or similar laws, to receive all such dividends and distributions, without interest).

Rights of Spectrum Stockholders Following the Effective Time and Transfers Following the Effective Time
At the effective time, all shares of Spectrum common stock outstanding immediately prior to the effective time will automatically be cancelled and retired and will cease to exist, and all holders of Spectrum stock certificates and of Spectrum book-entry shares will cease to have any rights as Spectrum stockholders, except the right to receive the Merger Consideration, any cash in lieu of fractional shares of Assertio common stock, and any dividends or other distributions that such holder has the right to receive pursuant to the Merger Agreement.
Neither Assertio nor Spectrum as the surviving corporation will be liable to any holder or former holder of shares of Spectrum common stock or to any other person with respect to any portion of the Merger Consideration delivered to any public official pursuant to any applicable abandoned property law, escheat law or other similar law. If any Spectrum stock certificate or Spectrum book-entry share has not been surrendered prior to the date on which any portion of the Merger Consideration and any dividends or distributions, in each case, that a holder of such Spectrum stock certificate or Spectrum book-entry share has the right to receive pursuant to the Merger Agreement in respect of such Spectrum stock certificate or Spectrum book-entry share would otherwise escheat to or become property of any governmental entity, any such shares, cash, dividends or distributions in respect of such Spectrum stock certificate or Spectrum book-entry share will, to the extent permitted by applicable law, become the property of Assertio, free and clear of all claims or interests of any person previously entitled thereto.
Withholding Rights
Assertio, the Exchange Agent, Merger Sub, Spectrum and Spectrum as the surviving corporation will each be entitled to deduct and withhold any amounts required to be deducted or withheld pursuant to applicable tax laws from the amounts that would otherwise be payable under the terms of the Merger Agreement. Any such amounts that are deducted or withheld and, if required, paid over to the appropriate governmental authorities will be treated as having been paid to the person in respect of which such deduction or withholding was made.
Treatment of Options and Other Equity-Based Awards
The Merger Agreement provides for the treatment set forth below with respect to the Spectrum equity awards that are outstanding at the effective time. The tables first show the value based on the value of the

Upfront Consideration (which represents a fixed dollar amount that will be paid in the form of Assertio common stock) and then show the additional maximum value that could be received in connection with the CVRs.
Spectrum Stock Options
At the effective time, each option (other than an option under Spectrum’s employee stock purchase plan) (each, a “Spectrum Stock Option”) to purchase shares of Spectrum common stock granted under any of Spectrum’s equity incentive plans that is outstanding as of immediately prior to the effective time, will, if unvested, become vested, and automatically and without any required action on the part of the holder of such Spectrum Stock Option or Spectrum, be cancelled and treated as follows:
•
With respect to any Spectrum Stock Options with an exercise price per share that is less than the value of the Upfront Merger Consideration (each, an “In-the-Money Stock Option”), converted into the right to receive (i) a number of shares of Assertio common stock, subject to certain exceptions with respect to fractional shares and any applicable withholdings, that is equal to the quotient of (A) the product of (x) the total number of shares of Spectrum common stock underlying the Spectrum Stock Option multiplied by (y) the excess, if any, of the value of the Upfront Consideration over the exercise price of such Spectrum Stock Option, divided by (B) the average of the daily volume-weighted average price per share of Assertio common stock calculated based on the ten (10) consecutive trading days ending two trading days prior to the date of the Merger Agreement (i.e., $6.04 per share) and (ii) a number of CVRs equal to the number of shares of Spectrum common stock underlying such Spectrum Stock Option.

•
With respect to any Spectrum Stock Options with an exercise price per share of Spectrum common stock that is equal to or greater than the value of the Upfront Merger Consideration and less than the sum of the Upfront Consideration and the maximum amount payable under a CVR (each, a “Contingent In-the-Money Stock Option”), converted into the right to receive a number of CVRs equal the number of shares of Spectrum common stock underlying such Spectrum Stock Option; provided, however, that the payment, if any, under each CVR will be reduced by the amount by which the exercise price per share exceeds the value of the Upfront Merger Consideration; provided, further that, for the avoidance of doubt, such Contingent In-the-Money Stock Option will not entitle the holder thereof to receive any shares of Assertio common stock, cash or other consideration in connection with the effective time.

•
With respect to any Spectrum Stock Options with an exercise price per share of Spectrum common stock that is equal to or greater than the value of the Merger Consideration (each, an “Underwater Spectrum Stock Option”), the holder of such Underwater Spectrum Stock Option will receive no consideration and, effective as of immediately prior to the effective time, will have no further rights thereto.

The following sets forth, for each Spectrum executive officer and non-employee director, (1) the aggregate number of shares of Spectrum common stock subject to outstanding In-the-Money Stock Options or Contingent In-the-Money Stock Options held by such executive officer or non-employee director assuming (i) a closing date of July 1, 2023 (which is the assumed date of Closing solely for the purpose of the disclosure in this section) and (ii) such executive officer or non-employee director remains continuously employed with or engaged by Spectrum or a subsidiary until the effective time and (2) the (i) upfront value of such Spectrum Stock Options based on the difference between the exercise price applicable to such Spectrum Stock Options and the implied value of the Upfront Merger Consideration of $1.14 per share of Spectrum common stock (the “Implied Upfront Merger Consideration”), calculated based on the closing price of Assertio common stock on the Nasdaq on April 24, 2023 and (ii) the maximum value of the CVRs issuable in connection with such Spectrum Stock Options based on the maximum CVR value of $0.20 (the “Maximum CVR Value”).

	Number of Shares Subject to Spectrum Options
Name of Executive Officer or Non-Employee Director	Vested Spectrum Options (#)	Unvested Spectrum Options (#)	Estimated Upfront Value of Spectrum Options ($)	Maximum Value of CVRs ($)
Thomas J. Riga	1,215,313	5,542,627	$3,674,514	$1,189,813
Keith M. McGahan	301,359	1,380,718	$1,052,359	$336,415
Nora E. Brennan	505,319	1,850,638	$1,290,262	$471,191
William L. Ashton	—	75,000	$750	$15,000
Seth H.Z. Fischer	—	75,000	$750	$15,000
Juhyun Lim	—	75,000	$750	$15,000
Jeffrey L. Vacirca, M.D.	—	75,000	$750	$15,000
Brittany K. Bradrick	—	86,301	$863	$17,260
Spectrum RSUs
As of the effective time, each Spectrum RSU that is outstanding immediately prior to the effective time will become fully vested, and the holder of such Spectrum RSUs will, automatically and without any required action on the part of the holder thereof or Spectrum, receive the Merger Consideration.
The following sets forth, for each Spectrum executive officer, (1) the aggregate number of shares of Spectrum common stock subject to outstanding Spectrum RSUs held by such executive officer assuming (i) a closing date of July 1, 2023 (which is the assumed date of Closing solely for the purpose of the disclosure in this section) and (ii) such executive officer remains continuously employed by Spectrum or a subsidiary until the effective time and (2) the (i) estimated upfront value of such Spectrum RSUs, based on the Implied Upfront Merger Consideration, and (ii) the maximum value of the CVRs issued in respect of such Spectrum RSUs based on the Maximum CVR Value.
Name of Executive Officer	Number of Shares Subject to Unvested Spectrum RSUs (#)	Estimated Upfront Value of Unvested Spectrum ($)	Maximum Value of CVRs ($)
Thomas J. Riga	1,317,694	$1,502,171	$263,539
Keith M. McGahan	386,057	$440,105	$77,211
Nora E. Brennan	463,005	$527,826	$92,601
RSA Shares
At the effective time, each RSA Share granted under Spectrum’s equity incentive plans that is outstanding immediately prior to the effective time will, automatically and without any required action on the part of the holder thereof or Spectrum, become fully vested and be treated like all other shares of Spectrum common stock.
The following sets forth, for each Spectrum executive officer, (1) the aggregate number of RSA Shares held by such executive officer assuming (i) a closing date of July 1, 2023 (which is the assumed date of Closing solely for the purpose of the disclosure in this section) and (ii) such executive officer remains continuously employed with or engaged by Spectrum or a subsidiary until the effective time and (2) the (i) estimated upfront value of such RSA Shares, based on the Implied Upfront Merger Consideration , and (ii) the maximum value of the CVRs issued in connection with such RSA Shares, based on the Maximum CVR Value.

Name of Executive Officer	Number of RSA Shares	Estimated Upfront Value of RSA Shares	Maximum Value of CVRs ($)
Thomas J. Riga	204,471	$233,097	$40,894
Keith M. McGahan	36,770	$41,918	$7,354
Treatment of Spectrum SARs
At the effective time, each stock appreciation right with respect to shares of Spectrum common stock (each, a “Spectrum SAR”) granted under Spectrum equity incentive plans that is outstanding as of immediately prior to the effective time, will, if unvested, become vested, and automatically and without any required action on the part of the holder or Spectrum be cancelled and:
•
With respect to any Spectrum SARs with an exercise price per share that is less than the value of the Upfront Merger Consideration (each such Spectrum SAR, an “In-the-Money SAR”), converted into the right to receive (i) a number of shares of Assertio common stock, subject to certain terms with respect to fractional shares and any applicable withholdings, that is equal to the quotient of (A) the product of (x) the total number of shares of Spectrum common stock underlying the Spectrum SAR multiplied by (y) the excess, if any, of the value of the Upfront Merger Consideration over the exercise price of such Spectrum SAR, divided by (B) the average of the daily volume-weighted average price per share of Assertio common stock calculated based on the ten consecutive trading days ending two trading days prior to the date of the Merger Agreement (i.e., $6.04 per share) and (ii) a number of CVRs equal to the number of shares of Spectrum common stock underlying such Spectrum SAR.

•
With respect to any Spectrum SARs with an exercise price per share that is equal to or greater than the value of the Upfront Merger Consideration and less than the sum of the Upfront Merger Consideration and the maximum amount payable under a CVR (each, a “Contingent In-the-Money SAR”), converted into the right to receive a number of CVRs equal the number of shares of Spectrum common stock underlying such Spectrum SAR; provided, however, that the payment, if any, under each CVR will be reduced by the amount by which the exercise price per share exceeds the value of the Upfront Merger Consideration; provided, further that, for the avoidance of doubt, such Contingent In-the-Money SAR will not entitle the holder thereof to receive any shares of Assertio common stock, cash or other consideration in connection with the effective time.

•
With respect to any Spectrum SAR with an exercise price per share that is equal to or greater than the value of the Merger Consideration (each, an “Underwater Spectrum SAR”), the holder of such Underwater Spectrum SAR will receive no consideration and, effective as of immediately prior to the effective time, will have no further rights thereto.

As of the date hereof, all Spectrum SARs are Underwater Spectrum SARs and will be treated in accordance with the above.
Governance of the Combined Company
Assertio has agreed to appoint one member of the Spectrum board of directors to the Assertio board of directors as of the effective time, with such director to hold office until the earliest to occur of the appointment or election and qualification of his or her successor or his or her death, resignation, disqualification or proper removal. Such director must qualify as an “independent director” under applicable Nasdaq rules and regulations, will be nominated by Spectrum and will be selected and designated by the Assertio board of directors upon the Assertio board of director’s consent (such consent not to be unreasonably withheld, conditioned or delayed). Assertio has agreed not to propose to remove such director other than for cause during the 12-month period following the closing date.
Daniel Peisert will lead the combined company as Chief Executive Officer.
Organizational Documents and Directors and Officers of the Surviving Corporation
Subject to the requirements described under “— Indemnification; Directors’ and Officers’ Insurance,” at the effective time:

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the certificate of incorporation of Spectrum, as in effect immediately prior to the effective time, will be amended and restated in its entirety to read as the certificate of incorporation of Merger Sub, except that the name of the surviving corporation will be “Spectrum Pharmaceuticals, Inc.”; and

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the parties will take all requisite actions so that the Spectrum bylaws will be amended and restated in their entirety to conform to the bylaws of Merger Sub as in effect immediately prior to the effective time except that the name of the surviving corporation will be “Spectrum Pharmaceuticals, Inc.”

The directors and officers of Merger Sub immediately prior to the effective time will become the initial directors and officers of Spectrum as the surviving corporation.
Representations and Warranties
The Merger Agreement contains customary and, in certain cases, reciprocal, representations and warranties by Assertio, Merger Sub and Spectrum that are subject, in some cases, to specified exceptions and qualifications contained in confidential disclosure letters and qualified by certain information filed by the parties with the SEC, excluding, in each case, any disclosures set forth in any risk factor section or “forward-looking statements” sections.
The reciprocal representations and warranties relate to, among other things:
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organization, good standing and qualification to do business and subsidiaries’ organization, good standing and qualification to do business;

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capitalization;

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corporate authority and approval relating to the execution, delivery and performance of the Merger Agreement;

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the absence of any violation of organizational documents, any conflict with or violation of applicable laws, any violation of or default under contracts, or any lien on the properties, rights or assets of a party or its subsidiaries as a result of the execution and delivery of the Merger Agreement and completion of the Merger;

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the proper filing of reports, schedules, forms, documents and financial statements required by the SEC and compliance with certain provisions of the Sarbanes-Oxley Act;

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the maintenance of internal controls and procedures;

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the absence of undisclosed liabilities;

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the absence of untrue or omitted statements of material fact in statements submitted for inclusion in the joint proxy statement / prospectus;

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the absence of certain material changes or events in the respective businesses of each of Assertio and Spectrum;

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investigations, litigations and proceedings;

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compliance with applicable laws and the holding of necessary permits;

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maintenance and effectiveness of employee benefit plans;

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compliance with labor laws;

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compliance with environmental laws and regulations;

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compliance with tax laws and other tax matters;

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insurance policies

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intellectual property and information technology, including with respect to the enforceability of intellectual property, third-party intellectual property infringement claims, licensing arrangements, the protection of trade secrets, security breaches and compliance with privacy and security laws and regulations;

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compliance with health care laws and regulations;

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the absence of any violations of any anti-corruption laws or similar violations by either party, its subsidiaries or any director, officer, employee, or agent of such party or its subsidiaries;

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the inapplicability of state anti-takeover statutes;

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the absence of any certain affiliate transactions;

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broker’s and finder’s fees; and

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opinions of financial advisors.

The Merger Agreement also contains additional representations and warranties by Spectrum relating to, among other things, the following:
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Spectrum’s material contracts and agreements;

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real property owned and leased by Spectrum; and

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compliance with data privacy laws.

The Merger Agreement also contains additional representations and warranties by Assertio relating to, among other things, the following:
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ownership of real property; and

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no prior activities of Merger Sub.

The representations and warranties will not survive the Merger. Many of the representations and warranties contained in the Merger Agreement are qualified by a “materiality” standard or by a “material adverse effect” standard.
Material Adverse Effect
A material adverse effect, with respect to Assertio or Spectrum, as applicable, means any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each an “Effect”) that, individually or in the aggregate, (i) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of the party and its subsidiaries, taken as a whole or (ii) prevents, materially impairs, materially impedes or materially delays the consummation of the Merger and the other transactions contemplated by the Merger Agreement on a timely basis and in any event on or before the Termination Date, provided, that with respect to clause (i) only, no Effect arising out of the following, alone or in combination, shall, to such extent, be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a material adverse effect:
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general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, generally affecting any of the industries in which the party and its subsidiaries operate;

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any adoption, implementation, modification, repeal, interpretation, proposal of or other changes in any applicable laws or any changes in applicable accounting regulations or principles, or in interpretations of any of the foregoing;

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any change in the price or trading volume of a party’s stock, in and of itself (except that in each case the underlying causes of such change may be taken into account in determining whether there has been or would be a material adverse effect, to the extent otherwise permitted by the definition of material adverse effect);

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a failure by the party or any of its subsidiaries to meet any internal or external projections or forecasts or any decline in stock price (except that in each case the underlying causes of such failure or decline may be taken into account in determining whether there has been or would be a material adverse effect, to the extent otherwise permitted by the definition of material adverse effect);

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political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism or sabotage (including hacking, ransomware or any other electronic attack), or any escalation or worsening of such conditions;

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any natural or manmade disasters or calamities, weather conditions including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires, cyber outages, or other force majeure events, or any escalation or worsening of such conditions;

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any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions;

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the public announcement or pendency of the Merger and the other transactions contemplated by the Merger Agreement, including the initiation of litigation with respect to the Merger Agreement, and including, the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, business partners or employees (with certain limitations);

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any action expressly required to be taken by the party pursuant to the terms of the Merger Agreement or at the express written direction or consent of the other party; or

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except that with respect to the first, second, fifth, sixth and seventh bullets above, to the extent that such change or event has a disproportionate adverse impact on the party and its subsidiaries as compared to other participants that operate in the industry in which the party and its subsidiaries operate, the change or event may be taken into account in determining the occurrence of a material adverse effect.

Conduct of Business Prior to the Merger’s Completion
Assertio and Spectrum have agreed that, except as expressly required by the Merger Agreement, as set forth in their respective disclosure schedules, as may be required by applicable laws, or unless the other party approves in writing (such approval not to be unreasonably withheld, conditioned or delayed), Assertio and Spectrum, as applicable, will, and will cause each of its subsidiaries to, conduct its business in the ordinary course in all material respects and will use reasonable best efforts to:
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preserve intact its business organization and material assets;

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keep available the services of its and its subsidiaries’ current officers and key employees;

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preserve present relationships with material customers and material suppliers; and

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comply in all material respects with all applicable laws.

Spectrum has also agreed that, except as may be required by applicable laws, as expressly permitted or required by the Merger Agreement, as set forth in Spectrum’s disclosure schedule, or unless Assertio approves in writing (such approval not to be unreasonably withheld, conditioned or delayed), Spectrum will not, and will not permit its subsidiaries to:
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acquire or sell (by merger, consolidation or acquisition of stock or assets or otherwise) (a) any other entity, (b) any business or (c) any assets, except (i) acquisitions by Spectrum as set forth in Spectrum’s disclosure schedule or (ii) the purchase or sale of inventory or other assets in the ordinary course of business or pursuant to existing contracts, (iii) sales of inventory, goods or services in the ordinary course of business or of obsolete equipment or assets in the ordinary course of business (iv) security for certain permitted borrowings, (v) licenses granted to customers or third parties in the ordinary course of business, or (vi) dispositions of assets which do not constitute intellectual property of Spectrum and with respect to which the fair market value of all such assets does not exceed $500,000 in the aggregate;

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except in the ordinary course of business, (x) materially amend or terminate any material contract (other than terminations pursuant to the expiration of the existing term of any material contract or without penalty and loss of material benefit to the Spectrum), (y) waive, release or assign any material rights under any material contract or (z) enter into any contract or agreement that, if in effect at the execution of the Merger Agreement, would constitute a material contract;

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make, or agree or commit to make, any capital expenditure, except (A) for capital expenditures in the ordinary course in an amount not to exceed $300,000, (B) capital expenditures related to operational emergencies or (C) as required by law or a governmental authority; provided, that in the case of clauses (B) and (C), Spectrum shall provide to Assertio notice of such action taken as soon as reasonably practicable thereafter;

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fail to maintain compliance in all material respects with the material terms of its term loan credit facility;

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(A) make any loans, advances or capital contributions to, or investments in, any other person (other than its subsidiaries), (B) incur, redeem, repurchase, prepay, defease, or cancel any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or advances or capital contributions to any other person, except for: (1) subject to certain conditions in the Merger Agreement, repayment of the amounts outstanding under the term loan credit facility when due in accordance with their terms; (2) any indebtedness among Spectrum and its subsidiaries or among its subsidiaries (and guarantees by Spectrum or its subsidiaries in respect thereof) and (3) purchase money financings and capital leases entered into in the ordinary course of business in an aggregate amount not to exceed $50,000 at any time outstanding, (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another person (other than a guaranty by Spectrum on behalf of its subsidiaries) or (D) incur any encumbrance on any of its material property or assets, except for permitted encumbrances described in the Merger Agreement;

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except to the extent required by applicable law or any Spectrum Equity Plan in effect as of the date of the Merger Agreement, (A) materially increase or decrease the compensation or benefits of any director or any employee of Spectrum with annual base compensation in excess of $200,000, (B) enter into, establish, amend, terminate or materially modify (including by exercising discretion to accelerate vesting or the time of payment or funding) any Spectrum Equity Plan or any similar arrangement; (C) hire any individual as an employee (except, with respect to any individual whose annual base compensation does not exceed $200,000, to fill a vacancy); (D) terminate the employment of any Spectrum employee with annual base compensation in excess of $200,000 (other than for cause); or (E) enter into any collective bargaining agreement;

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enter into any real property lease;

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commence, compromise, settle or agree to settle any action (including any action relating to this agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business that (A) involve only the payment of money damages (1) for an amount (in excess of insurance proceeds) for each such compromise or settlement that is, individually, less than $50,000 and for all such compromises or settlements that is, in the aggregate, less than $100,000 or (2) consistent with the reserves reflected in its balance sheet at December 31, 2022, (B) do not impose any restriction on its business or the business of its subsidiaries, (C) do not relate to any litigation, claim, suit, action or proceeding by its stockholders in connection with this agreement or the Merger and (D) do not include an admission of liability or fault on the part of Spectrum or any of its subsidiaries;

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(A) make, change or revoke any material tax election, (B) change or adopt any material tax accounting period or material method of tax accounting, (C) amend or refile any material tax return, (D) file any material tax return prepared in a manner materially inconsistent with past practice, (E) settle or compromise any material liability for taxes or any audit, claim or other proceeding relating to a material amount of taxes, (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. law), (G) request any ruling from any governmental entity relating to taxes, (H) surrender any right to claim a material refund of taxes or (I) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of taxes;

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sell, transfer, assign, license, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), or grant a lien on, covenant not to sue in respect of, mortgage, encumber or exchange any material intellectual property owned, or purported to be owned, by, or exclusively license to, it or any of its subsidiaries (other than the grant of non-exclusive licenses to customers in the ordinary course of business, to the extent such licenses are necessary for the respective customer’s use or receipt of Spectrum’s products and subject to terms and conditions (including as to confidentiality) that are consistent with past practice);

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materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;

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(A) amend any permits in a manner that adversely impacts its ability to conduct its business in any material respect or (B) terminate or knowingly allow to lapse any material permits;

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with respect to intellectual property, (A) sell, assign, license, sublicense, encumber, fail to maintain, transfer or otherwise dispose of any right, title or interest of Spectrum in any of Spectrum’s intellectual property, (B) grant, extend, amend, or waive, cancel or modify any rights in or to Spectrum’s intellectual property, (C) fail to use diligent efforts to file and prosecute any patent applications included in Spectrum’s intellectual property; or

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authorize, approve, enter or commit to do any of the foregoing.

Assertio has also agreed that, except as may be required by applicable laws, as expressly permitted or required by the Merger Agreement, as set forth in Assertio’s disclosure schedule, or unless Spectrum approves in writing (such approval not to be unreasonably withheld, conditioned or delayed), Assertio will not, and will not permit its subsidiaries to:
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amend its or Merger Sub’s organizational documents in a manner that would be adverse in any material respect to the holders of Spectrum common stock (after giving effect to the Merger) relative to other holders of Assertio common stock;

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issue, deliver, sell, grant or otherwise permit to become outstanding any shares of capital stock, or grant to any person any right to acquire any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, except (A) pursuant to the exercise of Assertio equity; (B) shares of Assertio common stock issuable upon exercise or exchange of any outstanding convertible notes or warrants; (C) compensatory awards in the ordinary course of business; or (D) to Spectrum or its subsidiaries;

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declare, set aside, make or pay any dividend or other distribution on any shares of its capital stock, except dividends or distributions may be paid by any wholly owned subsidiary of a party to such party or to another wholly owned subsidiary of such party;

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(A) adjust, split, combine, exchange, redeem, repurchase or otherwise acquire any shares of Assertio common stock, except (w) in connection with the cashless exercises or similar transactions pursuant to the exercise of Assertio equity awards outstanding, (x) shares of Assertio common stock repurchased from employees or consultants or former employees or consultants of Assertio pursuant to the exercise of repurchase rights; (y) shares of Assertio common stock accepted as payment for the exercise price of its equity awards or for withholding taxes incurred in connection with the exercise, vesting or settlement of equity awards, as applicable, in accordance with the terms of the applicable award; or (z) through its existing or previously announced repurchase program, redemptions or exchanges, or (B) reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its or its subsidiaries’ capital stock or equity interests;

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implement or adopt any material change in its methods of accounting, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;

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adopt a plan of (A) complete or partial liquidation of it or Merger Sub or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among it or its subsidiaries; or

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authorize, approve, enter or commit to do any of the foregoing.

No Solicitation of Acquisition Proposals
Except as expressly permitted by the Merger Agreement and described under “— No Change of Recommendation — Permitted Change of Recommendation — Superior Proposal” and “— No Change of Recommendation — Permitted Change of Recommendation — Intervening Event,” Assertio and Spectrum have agreed that neither Assertio nor Spectrum, nor any of their respective subsidiaries, will, and that they will cause their and their respective subsidiaries’ representatives not, directly or indirectly:

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initiate, solicit, knowingly assist, knowingly induce or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any proposal or offer that constitutes, or would be reasonably expected to lead to, an acquisition proposal (as defined below);

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engage in, continue or participate in any discussions or negotiations with any person (other than Assertio or Spectrum and each of their respective affiliates and representatives, as applicable) concerning any acquisition proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any acquisition proposal;

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furnish or provide or cause to be furnished or provided any non-public information or data relating to Assertio or Spectrum or their respective subsidiaries, as applicable, in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes or would reasonably be expected to lead to an acquisition proposal; or

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resolve or agree to do any of the foregoing.

Notwithstanding the restrictions described above, prior to, in the case of Assertio, obtaining approval of the Assertio share issuance proposal, or, in the case of Spectrum, obtaining approval of the Spectrum merger proposal, Assertio or Spectrum, as applicable, and their respective representatives may engage or otherwise participate in discussions or negotiations with, and provide information to, any person that has made a bona fide written acquisition proposal after the date of the Merger Agreement that did not result from any breach of the foregoing restrictions by Assertio or Spectrum, their subsidiaries, or any of their representatives, as applicable, if:
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prior to taking such action, the Assertio or Spectrum board of directors, as applicable, receiving such acquisition proposal determines in good faith, after consultation with its outside legal counsel and financial advisor, that such acquisition proposal either constitutes a superior proposal (as defined below) or would reasonably be expected to lead to a superior proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with the fiduciary duties of the Assertio or Spectrum board of directors to Assertio or Spectrum, as applicable, and its respective stockholders under applicable laws; and

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prior to providing any information regarding Assertio or Spectrum or any of their respective subsidiaries, as applicable, to such third party in response to such acquisition proposal, Assertio or Spectrum, as applicable, receives from such third party an executed confidentiality agreement with non-disclosure provisions at least as restrictive as the non-disclosure agreement with Assertio or Spectrum, as applicable, and which does not prohibit the compliance of Assertio or Spectrum, as applicable, with the Merger Agreement’s non-solicitation provisions.

Assertio and Spectrum have also agreed that prior to or substantially concurrently with providing any non-public information to such third party, Assertio or Spectrum, as applicable, will make such non-public information available to each other.
An “acquisition proposal” means any inquiry, proposal or offer contemplating or otherwise relating to any transaction or series of related transactions (other than the Merger) involving:
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a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of Assertio or Spectrum (or any of their respective subsidiaries whose business constitutes 20% or more of the net revenues, net income or assets of Assertio or Spectrum, as applicable, taken as a whole), as applicable; or

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the acquisition in any manner, directly or indirectly, of over 20% of the equity securities, voting power or consolidated total assets of the Assertio or Spectrum, as applicable.

A “superior proposal” means any bona fide, unsolicited written acquisition proposal made by a third party after the date of the Merger Agreement:
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on terms which the Assertio board of directors or Spectrum board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor, to be more favorable from a financial point of view (including taking into account payment by Assertio or Spectrum, as applicable, of any termination fees due in connection therewith) to the holders of shares of common stock of Assertio or Spectrum, as applicable, than the transactions contemplated by the Merger Agreement, taking into account all the terms and conditions of such proposal, including the timing, likelihood of consummation, confidentiality, legal, financial, regulatory, financing and other aspects of such acquisition proposal, and the Merger Agreement; and
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that the board of directors of Assertio or Spectrum, as applicable, believes in good faith, after consultation with its outside legal counsel and financial advisors, is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for the purposes of the definition of a “superior proposal,” references to “20%” in the definition of acquisition proposal shall be deemed to be references to “50%.”

Existing Discussions or Negotiations; Notice Regarding Acquisition Proposals
Assertio and Spectrum have agreed that they will, and that they will cause their respective subsidiaries and their and their respective representatives to immediately cease and cause to be terminated any existing solicitation of, or discussions or negotiations with any person (other than Assertio or Spectrum, as applicable) that was ongoing at the execution of the Merger Agreement and any access any such persons may have to any physical or electronic data room relating to any potential acquisition proposal.
Assertio and Spectrum have also agreed that if either of them receives an acquisition proposal or any inquiry or request for information with respect to an acquisition proposal or that is reasonably likely to lead to an acquisition proposal, then Assertio or Spectrum, as applicable, will promptly (and in any event, within 24 hours after its receipt of such acquisition proposal or request) notify the other party in writing of such acquisition proposal or request (which notification must include the identity of the person making or submitting such request or acquisition proposal and an unredacted copy of any such written request or proposal (or, if not in writing, the material terms and conditions thereof)), together with copies of any proposed transaction agreements. Assertio or Spectrum, as applicable, must keep the other party reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of the status of such acquisition proposal or request, including informing the other party of any material change to the terms of such proposal, and the status of any negotiations, including any change in its intentions as previously notified.
No Change of Recommendation
Assertio and Spectrum have agreed that, except as otherwise set forth in the Merger Agreement, neither the Assertio nor Spectrum board of directors, will:
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withdraw, change, qualify, withhold, amend or modify in a manner adverse to Spectrum, or publicly propose to withdraw, change, qualify, withhold, amend or modify in a manner adverse to Assertio and Merger Sub, on the one hand, or to Spectrum, on the other hand, the Spectrum board of directors’ required recommendation to Spectrum stockholders to adopt the Merger Agreement, which is referred to as the “Spectrum recommendation,” or the Assertio board of directors’ required recommendation to Assertio stockholders to approve the share issuance, which is referred to as the “Assertio recommendation,” as applicable;

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adopt, approve, recommend, or publicly propose to adopt, approve or recommend, any acquisition proposal (or agreement relating to such acquisition proposal);

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fail to include the Spectrum recommendation or the Assertio recommendation, as applicable, in the joint proxy statement/prospectus;

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fail to publicly announce, within ten business days after a tender or exchange offer relating to the equity securities of Assertio or Spectrum, as applicable, has been commenced by any third party (and in no event later than one business day prior to the date of the Spectrum special meeting or the Assertio special meeting, as applicable, as either may be postponed or adjourned pursuant to this Merger Agreement), a statement disclosing that the Spectrum board of directors or Assertio board of directors, as applicable, recommends rejection of such tender or exchange offer;

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if requested by the other party, fail to issue, within ten business days after an acquisition proposal is publicly announced (and in no event later than one business day before the date of the Spectrum special meeting or the Assertio special meeting, as applicable, as it may be postponed or adjourned pursuant to the Merger Agreement), a press release reaffirming the Spectrum recommendation or the Assertio recommendation, as applicable (any actions described in this bullet and the preceding four bullets are referred to as a “change of recommendation”);

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cause or permit Assertio or Spectrum, as the case may be, to enter into or agree to any letter of intent, memorandum of understanding or similar document, agreement in principle, acquisition agreement, Merger Agreement, or other similar agreement or commitment (other than a confidentiality agreement entered into in compliance with the Merger Agreement) contemplating or relating to an acquisition transaction;

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take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any acquisition proposal or counterparty thereto; or

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publicly propose to do any of the foregoing.

Permitted Change of Recommendation — Superior Proposal
However, Spectrum, at any time prior to its stockholders voting on the Spectrum merger proposal, and Assertio, at any time prior to its stockholders voting on the Assertio share issuance proposal, may make a change of recommendation related to an acquisition proposal and authorize termination of the Merger Agreement if and only if Assertio or Spectrum, as applicable, receives from a third party a bona fide written acquisition proposal that has not been withdrawn and that did not result from a breach of the Merger Agreement’s non-solicitation provisions, if, prior to making such change of recommendation and/or authorizing termination of the Merger Agreement to concurrently enter into a definitive agreement with respect to such acquisition proposal:
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the recipient’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, that such acquisition proposal constitutes a superior proposal and that failure to take such action would reasonably be expected to be inconsistent with the recipient’s board of directors’ fiduciary duties to its stockholders under applicable laws;

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the recipient delivers to the other party a written notice at least five business days in advance (1) stating expressly that recipient has received a written acquisition proposal that constitutes a superior proposal, (2) including an unredacted copy of such acquisition proposal (or, if not in writing, the material terms and conditions thereof including the consideration offered and the identity of the person or group making such acquisition proposal) with recipient having contemporaneously provided an unredacted copy of the acquisition agreement relating to such superior proposal and all other documents related there to, (3) stating expressly that the recipient’s board intends to make a change of recommendation and/or terminate the Merger Agreement to enter into a definitive agreement with respect to such acquisition proposal (subject to the negotiation provisions described below);

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during such five business day period, if requested by the other party, the recipient uses commercially reasonable efforts to engage in good faith negotiations with the other party regarding any adjustments to the terms and conditions of the Merger Agreement proposed by the other party so that the acquisition proposal that is the subject of the superior proposal notice ceases to be a superior proposal; and

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after the expiration of such five business day period, the recipient’s board of directors determines in good faith, after consultation with its outside legal counsel and financial advisor, after taking into account any changes to the terms of to the Merger Agreement that the other party has proposed and any other information provided by the other party in response to such superior proposal notice, that such acquisition proposal continues to constitute a superior proposal.

If there is any change to any of the financial terms or any other material terms of such acquisition proposal, the acquisition proposal’s recipient must deliver to the other party an additional notice, and a new negotiation period will commence equal to the longer of two business days and the period remaining under the original four business day notice period.

In the case of terminating the Merger Agreement to enter into a definitive agreement with respect to a superior proposal, Assertio or Spectrum, as applicable, shall have paid, or caused the payment of, the applicable termination fee in accordance with the Merger Agreement and described under “— Termination of the Merger Agreement.”
Permitted Change of Recommendation — Intervening Event
In addition, Spectrum, at any time prior to its stockholders voting on the Spectrum merger proposal, and Assertio, at any time prior to its stockholders voting on the Assertio share issuance proposal, may make a change of recommendation if an intervening event (as defined below) arises and prior to making such change of recommendation:
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the Spectrum board of directors or Assertio board of directors, as applicable, determines in good faith, after consultation with its outside legal counsel and financial advisor, that, in light of such intervening event, a failure to effect a change of recommendation would be reasonably expected to be inconsistent with such board’s fiduciary duties to its stockholders under applicable laws;

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the party experiencing the intervening event delivers to the other party a written notice at least five business days in advance setting forth in reasonable detail information describing such intervening event and the rationale for the change of recommendation (and its intent to make such change of recommendation);

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during such five business day period, if requested by the other party, the party experiencing the intervening event uses commercially reasonable efforts to engage in good faith negotiations with the other party to consider any adjustments proposed by the other party to the terms and conditions of the Merger Agreement such that such change in recommendation would no longer reasonably be expected to be inconsistent with such party’s directors’ fiduciary duties under applicable law; and

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after the expiration of such five business day period, the party experiencing the intervening event determines in good faith, after consultation with its outside legal counsel and financial advisor and, after taking into account any revised terms proposed by the other party, that in light of such intervening event, a failure to make a change of recommendation would be reasonably expected to be inconsistent with the board of directors’ fiduciary duties to its stockholders under applicable laws.

An “intervening event” means any Effect that arises following the date of the Merger Agreement that (a) was neither known to nor reasonably foreseeable by the Spectrum board of directors or Assertio board of directors, as applicable, as of the date of the Merger Agreement (or, if known to or reasonably foreseeable by such board, the material consequences of which were neither known to nor reasonably foreseeable by such board as of the date of the Merger Agreement), which Effect becomes known to, or reasonably foreseeable by, the Spectrum board of directors or Assertio board of directors, as applicable, prior to the applicable party’s meeting of stockholders pertaining to the Assertio share issuance proposal or the Spectrum merger proposal, as applicable, and (b) is material to Assertio and any of its subsidiaries or Spectrum and any of its subsidiaries, as applicable, taken as a whole, and (c) is not related to:
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an acquisition proposal or a superior proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof; and

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in each case in and of itself, any changes in the market price or trading volume of the Assertio or Spectrum common stock, as applicable, or the fact that Assertio or Spectrum, as applicable, meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (except that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to the preceding bullet point).

Special Meetings
As promptly as reasonably practicable after the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part is declared effective by the SEC (and in any event within 45 days thereafter), Assertio shall convene the Assertio special meeting and Spectrum shall convene the Spectrum special meeting. Except as described above with respect to a change of recommendation, Assertio and

Spectrum must use reasonable best efforts to solicit proxies in favor of their respective proposals. Assertio and Spectrum must also use reasonable best efforts to initially hold their respective special meetings on the same date or, if notwithstanding such efforts, the other party’s special meeting is held on a date prior, as promptly as reasonably practicable following the date of the other party’s special meeting.
Assertio and Spectrum may postpone or adjourn the Assertio and Spectrum special meetings, as applicable, if the other party provides its prior written consent and:
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if required by applicable law or a request from the SEC;

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if, as of the time for which the Assertio or Spectrum special meeting, as applicable, is scheduled, there are insufficient shares of Assertio or Spectrum common stock, as applicable, represented to constitute a quorum necessary to conduct the business to be conducted at such special meeting; or

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to the extent reasonably necessary to ensure that any supplement or amendment to this joint proxy statement/prospectus which the Assertio or Spectrum board of directors, as applicable, has determined in good faith, after consultation with the other party and its outside counsel, is required by applicable law is disclosed and promptly disseminated to Assertio or Spectrum stockholders, as applicable, prior to such special meeting.

In addition, Assertio or Spectrum may postpone or adjourn the Assertio or Spectrum special meeting, as applicable, in order to solicit additional proxies in favor of the Assertio share issuance proposal or Spectrum merger proposal, as applicable, if on the date for which such special meeting is scheduled, there would be insufficient votes to obtain approval of such proposal, whether or not a quorum is present. In such case, except where the Assertio or Spectrum board of directors, as applicable, has made a change of recommendation in compliance with the Merger Agreement, Assertio or Spectrum, as applicable, must use reasonable best efforts to solicit and obtain such proxies in favor of such proposal as soon as reasonably practicable.
However, without Assertio’s or Spectrum’s consent, as applicable, no single adjournment or postponement may be for more than five business days (except as required by applicable law), and, subject to certain exceptions, all such adjournments and postponements together may not postpone the Assertio or Spectrum special meeting, as applicable, for more than 20 business days.
Furthermore, unless the Merger Agreement is earlier terminated (including in order to enter into a definitive agreement with respect to a superior proposal), nothing in the Merger Agreement, including a change of recommendation by Assertio or Spectrum, as applicable, will relieve either party of its obligation to submit to its stockholders for a vote the Assertio share issuance proposal or the Spectrum merger proposal, as applicable.
Regulatory Approvals
Under the Merger Agreement, Assertio, Merger Sub and Spectrum have each agreed to cooperate with each other and to use (and to cause their respective subsidiaries to use) reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary to cause the conditions to the closing to be satisfied as promptly as reasonably practicable (and in any event no later than the Termination Date) and to consummate the Merger, including to obtain (and to cooperate with each other in obtaining) the regulatory approvals described above by the earliest practicable date (and in any event no later than the Termination Date), subject to the limitations described below. In the event that any lawsuit or other legal proceeding, whether judicial or administrative, is commenced challenging the Merger or the other transactions contemplated by the Merger Agreement as violative of any competition law, Assertio, Merger Sub and Spectrum will cooperate with each other and use their respective reasonable best efforts to defend any such lawsuit or legal proceeding.
Assertio may be required to do any of the following in order to obtain regulatory approval or otherwise consummate the Merger: (i) sell, divest, or otherwise convey (or agree to sell, divest or otherwise convey) particular assets of itself, its subsidiaries or affiliates, (ii) agree to sell, or permit Spectrum to sell, divest or otherwise convey particular assets of it or its subsidiaries, (iii) license or enter into similar arrangements with respect to its or Spectrum’s assets, or terminate existing relationships or obligations, or (iv) obtain prior approval or other consent from a governmental authority prior to consummating any future transaction as a condition to obtaining any and all expirations of waiting periods under any regulatory law. Notwithstanding anything to the contrary, Assertio will not be required to take any action (i) that is not contingent on the closing of the Merger, and (ii) that individually or in the aggregate would reasonably be expected to result in a material adverse effect for either Assertio or Spectrum, as determined by Assertio in good faith.
Assertio, Merger Sub and Spectrum have agreed that Assertio will have the ultimate right to devise the strategy and direct all matters for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission, application or similar regulatory approval, taking into account in good faith any comments of Spectrum. However, each party will consult and coordinate with each other with respect to interactions with and filings submitted to the government. Additionally, each party is required to (a) promptly notify the other parties to the Merger Agreement, and if in writing, furnish the other parties with copies of, any communication from or to any governmental entity regarding the Merger, (b) permit the other parties to the Merger Agreement to review and discuss in advance, and consider in good faith the views of the other parties in connection with, any proposed communication with any governmental entity, and (c) to the extent permitted by the applicable governmental entity, give the other parties reasonable opportunity to attend and participate in any meetings teleconferences with such governmental entity regarding the Merger.
Access to Information
Subject to certain limitations, prior to the effective time, each of Assertio and Spectrum will afford the other party and its representatives reasonable access, during normal business hours upon reasonable prior notice, to Assertio’s or Spectrum’s, as applicable, and its subsidiaries’ personnel, properties, contracts, filings, books and records and, during such period, will furnish promptly to the other party all available information concerning Assertio’s or Spectrum’s, as applicable, business as the other party may reasonably request.
Publicity
Assertio and Spectrum must consult with one another prior to issuing, and provide each other with the reasonable opportunity to review and comment upon, any public announcement or statement with respect to the Merger Agreement or the Merger and may not issue any such public announcement or statement prior to such consultation, except as may be required by applicable law or by Nasdaq rules and regulations (in which event Assertio or Spectrum, as applicable, must use reasonable best efforts under the circumstances to provide a reasonable opportunity to the other party to review and comment upon such public announcement in advance, and must give due consideration to all reasonable additions, deletions or changes suggested thereto by the other party). Notwithstanding the foregoing:
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Spectrum need not consult with Assertio in connection with any public announcement or statement to be made with respect to any acquisition proposal (subject to compliance with the applicable terms of the Merger Agreement); and

•
Assertio and Spectrum need not consult with the other party in connection with any public announcement or, statement to be made with respect to any change of recommendation (subject to compliance with the applicable terms of the Merger Agreement).

Employee Benefits Matters
For twelve months following the effective time (or, if sooner, upon the termination of employment of the applicable employee), Assertio will provide, or will cause to be provided, to employees who are actively employed by Spectrum or its subsidiaries at the effective time (the “Covered Employees”) (a) base salaries no less than in effect immediately prior to the effective time; (b) annual cash target bonuses (other than change in control, retention and similar bonuses) and commission opportunities no less than in effect immediately prior to the effective time, (c) employee benefits (excluding defined benefit pension plans, plans providing for retiree medical benefits, plans that provide equity-based compensation and plans that provide for change in control, retention and similar payments or benefits) which are not less favorable in the aggregate than either (1) those provided to such employees by Spectrum immediately prior to the effective time or (2) those Assertio provides to its similarly situated employees; and (d) severance benefits no less favorable in the aggregate than those provided to similarly situated employees of Assertio and its subsidiaries.
Assertio has agreed to give the Covered Employees full credit for purposes of eligibility and vesting and benefit accruals (excluding any retiree welfare plan or benefit accruals under any defined benefit pension plan), under the applicable Assertio benefit plan to the same extent recognized by Spectrum immediately prior to the effective time, without duplicating benefits. Assertio has further agreed to use commercially reasonable efforts with respect to its “welfare benefit plans” to (a) cause any pre-existing condition or eligibility limitations to be waived and (b) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Covered Employees under Spectrum benefit plans and its subsidiaries immediately prior to the effective time.
Spectrum has agreed, prior to the effective time, to terminate the Spectrum Pharmaceuticals, Inc. 401(k) Plan and the Spectrum Pharmaceuticals, Inc. Deferred Compensation Plan, unless otherwise directed by Assertio. If the Spectrum Pharmaceuticals, Inc. Deferred Compensation Plan is terminated, any account balances under such plan will be distributed to the applicable participants by Spectrum no later than thirty (30) days following the closing date.
Certain Tax Matters
Assertio, Merger Sub and Spectrum intend that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, which is referred to as the “Intended Tax Treatment.” The Merger Agreement is intended to constitute a “plan of reorganization” for purposes of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) to which Assertio, Merger Sub, and Spectrum are parties under Section 368(b) of the Code and each of Assertio, Merger Sub and Spectrum have adopted it as such.
Each of Assertio, Merger Sub and Spectrum will use their respective commercially reasonable efforts, and will cause their respective subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Merger to qualify for the Intended Tax Treatment, including reasonably refraining from any action that is not contemplated by the Merger Agreement, that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment and not taking any Tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable state, local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable tax law after the date of the Merger Agreement or a “determination” within the meaning of Section 1313(a)(1) of the Code (or any similar or corresponding provision of state, local, or non-U.S. Law). Assertio agrees to use commercially reasonable efforts to promptly notify Spectrum of any challenge to the Intended Tax Treatment by any governmental entity, and Assertio, Merger Sub and Spectrum will use commercially reasonable efforts to preserve the Intended Tax Treatment during the course of such challenge.
It is a condition of Spectrum’s obligation to consummate the Merger that Spectrum receive an opinion, dated as of the closing date, from Gibson, Dunn & Crutcher LLP or such other nationally recognized tax counsel reasonably acceptable to Spectrum and Assertio, to the effect that, that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger will qualify for the Intended Tax Treatment. This opinion will be based on representations, warranties and covenants contained in representation letters provided by Spectrum and Assertio and on customary factual assumptions, all of which must be consistent with the state of existing facts as of the effective time of the Merger.
Each of Assertio and Spectrum will reasonably cooperate with one another and their respective counsel and use commercially reasonable efforts to cause the delivery of such opinion, including by executing and delivering customary tax representation letters as Gibson, Dunn & Crutcher LLP or such other nationally recognized tax counsel may reasonably request; provided that such representation letters shall be (i) consistent with the Merger Agreement, (ii) dated as of the date of such opinion and (iii) signed by an officer of Assertio or Spectrum, as applicable. Each of Assertio and Spectrum will use its commercially reasonable efforts not to take or cause to be taken any action not contemplated by the Merger Agreement that would reasonably be expected to cause to be untrue (or fail to take or cause not to be taken any action which would reasonably be expected to cause to be untrue) any of the covenants, and representations included in such representation letters.

Indemnification; Directors’ and Officers’ Insurance
For at least six years following the effective time:
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Assertio and Spectrum as the surviving corporation must indemnify and hold harmless, and provide advancement of expenses to, all current or former directors and officers of Spectrum or any of its subsidiaries, any person who becomes a director or officer of Spectrum or any of its subsidiaries prior to the effective time and any current or former director of officer of Spectrum or any of its subsidiaries who is, was or at any time prior to the effective time does serve as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, enterprise or non-profit entity at the request of or for the benefit of Spectrum or any of its subsidiaries (which individuals are referred to as the “indemnified parties”) to the fullest extent permitted by applicable laws; and

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Spectrum as the surviving corporation must maintain in effect the provisions in the organizational documents of Spectrum and each of its subsidiaries and other agreements of Spectrum or any of its subsidiaries with any indemnified party, in each case, regarding exculpation, elimination or limitation of liability, indemnification of officers, and directors or other fiduciaries and advancement of expenses that are in existence on the date of the Merger Agreement (including acts or omissions in connection with the approval of the Merger Agreement and the consummation of the Merger and the related transactions) and set forth in Spectrum’s disclosure schedule, and no such provision may be amended, modified or repealed in any manner that would adversely affect the rights or protections thereunder of any such indemnified party in respect of acts or omissions occurring or alleged to have occurred at or prior to the effective time (including with respect to the approval of the Merger Agreement and the consummation of the Merger) without the consent of such indemnified party.

Furthermore, for at least six years following the effective time, Assertio and Spectrum as the surviving corporation must maintain in effect Spectrum’s existing directors’ and officers’ liability insurance policy, which is referred to as the “D&O Policy,” for claims arising from facts or events that occurred at or prior to the effective time (including with respect to the approval of the Merger Agreement and the consummation of the Merger) and covering each of Spectrum’s current directors and officers on terms with respect to coverage and amounts that are no less favorable than those terms in effect on the date of the Merger Agreement. However, in no event will Assertio or Spectrum as the surviving corporation be required to expend in any one year an amount in excess of 250% of the current annual premium paid by Spectrum for such insurance. Therefore, in lieu of the foregoing obligation, Spectrum may, at its option, or if Spectrum elects not to do so, Assertio may on its behalf, purchase, prior to the effective time, a six-year “tail” prepaid policy on the D&O Policy with an annual cost not exceeding such 250% of the current annual premium paid by Spectrum for such insurance. Each of the indemnified parties or other persons who are beneficiaries under the D&O Policy or such “tail” policy (and, after the death of any of the foregoing persons, such person’s heirs and representatives) are intended to be third party beneficiaries of the Merger Agreement’s indemnification provisions, with full rights of enforcement as if a party thereto.
Certain Additional Covenants
The Merger Agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, regulatory filings and approvals (which are described under entitled “The Merger — Regulatory Approvals”), the delisting of shares of Spectrum common stock from Nasdaq CM and the deregistration of Spectrum under the Exchange Act (which are described under “The Merger — Listing of Assertio Common Stock; Delisting and Deregistration of Spectrum Common Stock”), notification of certain events and regulatory matters, coordination with respect to litigation relating to the Merger and termination of Spectrum’s term loan credit facility.
Conditions to the Completion of the Merger
The obligations of each of Assertio, Merger Sub and Spectrum to complete the Merger are subject to the satisfaction or waiver, in whole or in part (to the extent permitted by applicable law), at or prior to the closing, of each of the following conditions:

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approval by Spectrum stockholders of the Spectrum merger proposal shall have been obtained;

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approval by Assertio stockholders of the Assertio share issuance proposal shall have been obtained;

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no restraining orders, injunctions or other judgments, orders or decrees issued by any court of competent jurisdiction or other legal restraints or prohibitions, or any law enacted, entered, promulgated or enforced by any governmental entity that, in any case, remains in effect and prevents, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by the Merger Agreement;

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the termination or expiration of any applicable waiting period (or extension thereof) under the HSR Act;

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the approval for listing by Nasdaq SM of the shares of Assertio common stock to be issued to Spectrum stockholders in the Merger, subject to official notice of issuance;

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the execution of the CVR Agreement by Assertio and the Rights Agent and its continued effectiveness; and

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the effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part registering the Assertio common stock issuable pursuant to the Merger Agreement and the absence of any stop order or proceedings (commenced or threatened in writing by the SEC) with respect thereto.

The obligation of Assertio and Merger Sub to complete the Merger is subject to the satisfaction or waiver, at or prior to the closing, of each of the following conditions:
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Spectrum’s representations and warranties regarding (a) Spectrum’s organization and good standing, (b) corporate authority and approval, (c) non-encumbrance of outstanding shares of Spectrum’s or its subsidiaries’ capital stock, (d) Spectrum equity awards, (e) non-violation of Spectrum’s or its subsidiaries’ organizational documents, (f) takeover statutes and (g) brokers must have been true and accurate in all material respects at and as of the date of the Merger Agreement and must be true and accurate in all material respects at and as of the closing date as if made as of the closing date (except to the extent that any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

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Spectrum’s representations and warranties regarding capitalization must have been true and accurate, other than de minimis inaccuracies, at and as of the date of the Merger Agreement and must be true and accurate, other than de minimis inaccuracies, at and as of the closing date as if as if made as of the closing date (except to the extent that any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

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Spectrum’s representations and warranties regarding no material adverse effect must have been true and accurate in all respects as of the date of the Merger Agreement and must be true and accurate as of the closing date as though made as of the closing date;

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Spectrum’s remaining representations and warranties must have been true and accurate in all respects at and as of the date of the Merger Agreement and must be true and accurate at and as of the closing date as if made as of the closing date (except to the extent that any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a material adverse effect, provided that for the purposes of determining the accuracy of the representations and warranties referenced in the preceding bullet points in connection with the satisfaction of this closing condition, all materiality, material adverse effect and similar qualifiers set forth in such representations and warranties shall be disregarded and not given effect;

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Spectrum’s covenants required to be complied with or performed at or prior to the closing must have been complied with and performed in all material respects;

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Since the date of the Merger Agreement, there must not have occurred any effect that, individually or in the aggregate, may result in, together with all other effects, has constituted or resulted in, or would reasonably be expected to constitute or result in, a material adverse effect for Spectrum; and

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Assertio must have received a certificate, dated as of the closing date and executed by an executive officer of Spectrum, confirming that the conditions described in the preceding six bullets have been satisfied.

The obligation of Spectrum to complete the Merger are subject to the satisfaction or waiver, at or prior to the closing, of each of the following conditions:
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Assertio’s representations and warranties regarding (a) Assertio’s and Merger Sub’s organization and good standing, (b) corporate authority and approval, (c) non-encumbrance of outstanding shares of Assertio’s or its subsidiaries’ capital stock, (d) Assertio equity awards, (e) non-violation of Assertio’s or its subsidiaries’ organizational documents, (f) takeover statutes and (g) brokers must have been true and accurate in all material respects at and as of the date of the Merger Agreement and must be true and accurate in all material respects at and as of the closing date as if made as of the closing date (except to the extent that any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

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Assertio’s representations and warranties regarding capitalization must have been true and accurate, other than de minimis inaccuracies, at and as of the date of the Merger Agreement and must be true and accurate, other than de minimis inaccuracies, at and as of the closing date as if made as of the closing date (except to the extent that any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date);

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Assertio’s representations and warranties regarding no material adverse effect must have been true and accurate in all respects as of the date of the Merger Agreement and must be true and accurate as of the closing date as if made as of the closing date;

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Assertio’s remaining representations and warranties must have been true and accurate in all respects at and as of the date of the Merger Agreement and must be true and accurate at and as of the closing date as if made as of the closing date (except to the extent that any such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except where the failure to be true and correct would not, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a material adverse effect, provided that for the purposes of determining the accuracy of the representations and warranties referenced in the preceding bullet points in connection with the satisfaction of this closing condition, all materiality, material adverse effect and similar qualifiers set forth in such representations and warranties shall be disregarded and not given effect;

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Assertio’s covenants required to be complied with or performed at or prior to the closing must have been complied with and performed in all material respects;

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Since the date of the Merger Agreement, there must not have occurred any effect that, individually or in the aggregate, may result in, together with all other effects, has constituted or resulted in, or would reasonably be expected to constitute or result in, a material adverse effect;

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Spectrum must have received a certificate, dated as of the closing date and executed by an executive officer of Assertio, confirming that the conditions described in the preceding six bullets have been satisfied; and

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Spectrum must have received the Spectrum closing tax opinion.

Termination of the Merger Agreement
The Merger Agreement may be terminated and the Merger abandoned:
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by mutual written consent of Assertio and Spectrum at any time prior to the effective time;

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by either Assertio or Spectrum, if the Merger has not been consummated on or before October 24, 2023, which is referred to as the “Termination Date” (however, if the satisfaction of the last to be satisfied or waived of the conditions set forth in the conditions to the completion of the Merger (other than those conditions that by their nature are to be satisfied at the closing, so long as such conditions are reasonably capable of being satisfied if the closing were to occur on the Termination Date)

occurs less than two business days prior to the Termination Date, the Termination Date shall be deemed extended to the extent necessary to permit the closing to occur). Furthermore, a party may not terminate the Merger Agreement pursuant to this provision if such party’s action or failure to perform or comply with its covenants and agreements under the Merger Agreement materially contributed to the failure of the closing to have occurred by the Termination Date;
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by either Assertio or Spectrum, if a governmental authority of competent jurisdiction has entered or issued a final and non-appealable order or adopted or enacted a law that is final and non-appealable that permanently restrains, enjoins, otherwise prohibits or makes illegal the consummation of the Merger (however, (a) the party seeking to terminate the agreement must have used reasonable best efforts to contest, appeal and remove such relevant legal restraint, and (b) a party may not terminate the Merger Agreement pursuant to this provision if such party has failed in any material respect to comply with any of its obligations under the Merger Agreement related to obtaining regulatory approvals);

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by either Assertio or Spectrum, if the approval by Assertio stockholders of the Assertio share issuance proposal or Spectrum stockholders of the Spectrum merger proposal, as applicable, has not been obtained after a vote on approval of such proposal has been taken at the Assertio or Spectrum special meeting, as applicable (including any postponement or adjournment thereof);

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by either Assertio or Spectrum, if the other party has breached or failed to perform any representation, warranty, covenant or agreement in the Merger Agreement and such breach or failure to perform (a) would result in the failure of conditions to closing relating to the accuracy of certain of the other party’s representations and warranties and/or the performance of its covenants under the Merger Agreement, and (b) is not curable by, or is not cured by, the earlier of the Termination Date and the date that is 30 days following written notice describing such breach (however, the terminating party may not exercise this termination right if it is then in breach of any of its covenants or agreements set forth in the Merger Agreement which breach would give rise to the failure of certain of the other party’s conditions to closing relating to the accuracy of certain of the terminating party’s representations and warranties and/or the performance of its covenants);

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by either Assertio or Spectrum, if prior to obtaining required stockholder approval, (a) such party’s board shall have authorized the party to enter into a definitive agreement relating to a superior proposal, (b) concurrently with the termination of the Merger Agreement, the party enters into the definitive agreement relating to a superior proposal and pays the other party the applicable termination fee pursuant to the Merger Agreement, and (c) the party has otherwise complied in all respects (other than de minimis non-compliance unrelated to such superior proposal) with the applicable no solicitation of acquisition proposals and special meetings provisions of the Merger Agreement; and

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by either Assertio or Spectrum, if prior to obtaining required stockholder approval, the other party’s board has made a change of recommendation.

Termination Fees
Spectrum Termination Fee
Spectrum will be obligated to pay to Assertio a termination fee of $8.3 million in cash if the Merger Agreement is terminated:
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by Assertio, subject to certain exceptions, if (a) any of Spectrum’s representations and warranties contained in the Merger Agreement shall be inaccurate such that the conditions to the completion of the Merger would not be satisfied or (b) any of Spectrum’s covenants contained in the Merger Agreement shall have been breached such that the conditions to the completion of the Merger would not be satisfied;

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by (A)(1) Assertio pursuant to the first bullet point or (2) either Assertio or Spectrum due to the failure of Spectrum to obtain approval by Spectrum stockholders of the Spectrum merger proposal (or by Assertio or Spectrum at or following the Termination Date at a time when the Merger Agreement could have been terminated pursuant to the first or due to the failure of Spectrum to obtain approval by Spectrum stockholders of the Spectrum merger proposal), (B) at or prior to the Spectrum special meeting or triggering breach, an intention to make an acquisition proposal shall have been communicated to the senior management of Spectrum or Spectrum’s board of directors or an acquisition proposal for Spectrum has been publicly disclosed or announced or publicly made known to the stockholders of Spectrum, or any person has publicly announced an intention to make an acquisition proposal with respect to Spectrum, and in each case the acquisition proposal or intention to make an acquisition proposal has not been publicly withdrawn without qualification at least five business days prior to the Spectrum special meeting or the triggering breach and (C) within 12 months after termination of the Merger Agreement, either (i) an alternative transaction with respect to Spectrum is consummated or (ii) a definitive agreement relating to such acquisition proposal is entered into by Spectrum (except that the parties have agreed that in the case of a definitive agreement being entered into as described in this clause (ii), each reference to “20%” in the definition of acquisition proposal will be deemed to be a reference to “75%”);
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by Spectrum if prior to obtaining required stockholder approval, (x) the Spectrum board of directors shall have authorized the party to enter into a definitive agreement relating to a superior proposal, and (y) concurrently with the termination of the Merger Agreement, Spectrum enters into the definitive agreement relating to a superior proposal and pays the other party the applicable termination fee pursuant to the Merger Agreement; and

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by Assertio if prior to obtaining required stockholder approval, the Spectrum board of directors has made a recommendation change.

The termination fee will be payable by Spectrum only once and not in duplication even though the termination fee may be payable by Spectrum pursuant to all of the circumstances described above. Additionally, in the event that Assertio or Spectrum terminate the Merger Agreement due to failure of Spectrum to obtain approval by Spectrum stockholders of the Spectrum merger proposal under circumstances where the termination fee is not otherwise payable by Spectrum pursuant to the second bullet point above, then Spectrum shall reimburse Assertio and its affiliates for all of their reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Assertio and its affiliates) incurred by Assertio and its affiliates or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby up to a maximum of $1 million, provided that the payment of such expenses shall not relieve Spectrum of any subsequent obligation to pay the termination fee to Spectrum pursuant to the second bullet point above, or from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or fraud.
Assertio Termination Fee
Assertio will be obligated to pay to Spectrum a termination fee of $8.3 million in cash if the Merger Agreement is terminated:
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by Spectrum, subject to certain exceptions, if (a) any of Assertio’s representations and warranties contained in the Merger Agreement shall be inaccurate such that the conditions to the completion of the Merger would not be satisfied or (b) any of Assertio’s covenants contained in the Merger Agreement shall have been breached such that the conditions to the completion of the Merger would not be satisfied;

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by (A)(1) Spectrum pursuant to the first bullet point or (2) either Assertio or Spectrum due to the failure of Assertio to obtain approval by Assertio stockholders of the Assertio share issuance proposal (or by Assertio or Spectrum at or following the Termination Date at a time when the Merger Agreement could have been terminated pursuant to the first bullet point or due to the failure of Assertio to obtain approval by Assertio stockholders of the Assertio share issuance proposal), (B) at or prior to the Assertio special meeting or triggering breach, an intention to make an acquisition proposal shall have been communicated to the senior management of Assertio or Assertio’s board of directors or an acquisition proposal for Assertio has been publicly disclosed or announced or publicly made known to the stockholders of Assertio, or any person has publicly announced an intention to make an acquisition proposal with respect to Assertio, and in each case the acquisition proposal or intention to make an acquisition proposal has not been publicly withdrawn without qualification at least five business days prior to the Assertio special meeting or the triggering breach and (C) within 12 months after termination of the Merger Agreement, either (i) an alternative transaction with respect to Assertio is consummated or (ii) a definitive agreement relating to such acquisition proposal is entered into by Assertio (except that the parties have agreed that in the case of a definitive agreement being entered into as described in this clause (ii), each reference to “20%” in the definition of acquisition proposal will be deemed to be a reference to “75%”);
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by Assertio if prior to obtaining required stockholder approval, (x) the Assertio board of directors shall have authorized the party to enter into a definitive agreement relating to superior proposal, and (y) concurrently with the termination of the Merger Agreement, Assertio enters into the definitive agreement relating to a superior proposal and pays the other party the applicable termination fee pursuant to the Merger Agreement; and

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by Spectrum if prior to obtaining required stockholder approval, the Assertio board of directors has made a recommendation change.

A termination fee will be payable by Assertio only once and not in duplication even though a termination fee may be payable by Assertio pursuant to more than one of the circumstances described above. Additionally, in the event that Assertio or Spectrum terminate the Merger Agreement due to failure of Assertio to obtain approval by Assertio stockholders of the Assertio share issuance proposal under circumstances where the termination fee is not otherwise payable by Assertio pursuant to the second bullet point above, then Assertio shall reimburse Spectrum and its affiliates for all of their reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Spectrum and its affiliates) incurred by Spectrum and its affiliates or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of the Merger Agreement and the transactions contemplated thereby up to a maximum of $1 million, provided that the payment of such expenses shall not relieve Assertio of any subsequent obligation to pay the termination fee to Spectrum pursuant to the second bullet point above, or from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in the Merger Agreement or fraud.
Post-Termination Liability
Except as otherwise noted above, and in the case of fraud or in the case of intentional and material breach of the Merger Agreement, if a party receives a termination fee, then the receipt of the termination fee will be the receiving party’s sole and exclusive remedy against the paying party, its affiliates and its and their respective representatives in connection with the Merger Agreement.
Amendment and Waiver
The Merger Agreement may be amended at any time prior to the effective time by an instrument in writing signed on behalf of each of the parties to the Merger Agreement, except that if the Spectrum merger proposal is approved, no amendment may be made which by applicable law requires further approval of Spectrum stockholders without the further approval of such Spectrum stockholders.
Except as otherwise provided in the Merger Agreement, the parties may (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in the Merger Agreement or any document delivered pursuant hereto or (c) unless prohibited by applicable law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the approval of Spectrum’s stockholders in respect of the merger proposal has been obtained, no waiver may be made that pursuant to applicable law requires further approval or adoption by the stockholders of Spectrum without such further approval or adoption. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy under the Merger Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.

Assignment
The Merger Agreement is not assignable by any party to the Merger Agreement, in whole or in part, by operation of law or otherwise, without the express prior written consent of the other parties thereto.
Third-Party Beneficiaries
Assertio, Merger Sub and Spectrum have agreed that their respective representations and warranties set forth in the Merger Agreement are solely for the benefit of the other parties thereto, in accordance with and subject to the Merger Agreement’s terms. The Merger Agreement is not intended to, and does not, confer upon any person other than Assertio, Merger Sub and Spectrum and their respective successors, legal representatives and permitted assigns any rights or remedies, express or implied, thereunder, including the right to rely upon the representations and warranties set forth in the Merger Agreement, except with respect to the sections regarding indemnification and directors’ and officers’ insurance and, after the effective time, the provisions of the Merger Agreement relating to payment of the Merger Consideration, any cash in lieu of fractional shares of Assertio common stock, and any dividends or other distributions, which provisions inure to the benefit of, and are enforceable by, holders of Spectrum common stock and Spectrum equity awards as of immediately prior to the effective time to the extent necessary to receive the consideration and amount due to such persons thereunder. The representations and warranties in the Merger Agreement are the product of negotiations among the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance with the Merger Agreement without notice or liability to any other person.
Jurisdiction; Specific Performance
Each of Assertio, Merger Sub and Spectrum has consented to the exclusive personal jurisdiction of the Delaware Court of Chancery (or if the Delaware Court of Chancery does not have jurisdiction, any federal court within the State of Delaware) in any legal actions or proceedings relating to the Merger Agreement or any of the transactions contemplated thereby.
Each of Assertio, Merger Sub and Spectrum has also agreed that irreparable damage would occur in the event that any of the provisions of the Merger Agreement were not performed or were threatened to be not performed, or were otherwise breached. Accordingly, and in addition to any other remedy that each may be entitled to, including monetary damages, Assertio, Merger Sub and Spectrum have agreed that each will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement. Each of Assertio, Merger Sub and Spectrum has also irrevocably waived any requirement for the securing or posting of any bond in connection with such injunctions.

THE CONTINGENT VALUE RIGHTS AGREEMENT
The following description sets forth the principal terms of the CVR Agreement, which is attached as Annex B hereto and incorporated by reference in this joint proxy statement/prospectus. The rights and obligations of the parties are governed by the express terms and conditions of the CVR Agreement and not by this description, which is summary by nature. This description does not purport to be complete and is qualified in its entirety by reference to the complete text of the CVR Agreement. You are encouraged to read the CVR Agreement carefully and in its entirety, as well as this joint proxy statement/prospectus and the documents incorporated by reference herein, before making any decisions regarding any of the proposals described in this joint proxy statement/prospectus. This section is intended to provide you with information regarding the terms of the CVR Agreement. Accordingly, the representations, warranties, covenants and other agreements in the CVR Agreement should not be read alone, and you should read the information provided elsewhere in this joint proxy statement/prospectus and in the public filings Assertio and Spectrum make with the SEC. See “Where You Can Find More Information.”
At or prior to the effective time, Assertio and a rights agent designated by Assertio will execute the CVR Agreement governing the terms of the CVRs which shall last until the earliest to occur of (a) the mailing of the full amount of all potential Milestone Payments to each holder, (b) the delivery of a written notice of termination duly executed by Assertio and holders of not less than 35% of the outstanding CVRs (the “Acting Holders”), (c) the expiration of the Review Request Period (as defined in the CVR Agreement) following the expiration of an Annual Net Sales Milestone Period (as defined in the CVR Agreement) (provided no written request is received during such Review Request Period pursuant to the CVR Agreement), or (d) the decision of and independent accountant pursuant to the CVR Agreement.
A CVR represents the right to receive the Milestone Payments, in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock, at Assertio’s sole discretion without interest and less any applicable withholding taxes, calculated as follows:
•
If Assertio elects to make payment pursuant to the CVR in Assertio common stock only, the number of shares of Assertio common stock payable thereunder will be determined by dividing the applicable Milestone Payment by an amount equal to the closing price for Assertio common stock as reported by Nasdaq SM (or any national securities exchange or over the counter trading market on which the Assertio common stock primarily trades if Assertio common stock is no longer listed on Nasdaq SM) on the applicable Milestone Payment Date (the “Milestone Parent Stock Price”);

•
If Assertio elects to make payment pursuant to the CVR in cash only, the amount of cash payable pursuant to the CVR will be equal to the Milestone Payment; and

•
If Assertio elects to make payment pursuant to the CVR in a mixture of cash and Assertio common stock, the amount payable thereunder will be (A) (1) the applicable Milestone Payment divided by the Milestone Parent Stock Price, multiplied by (2) the percentage of the Milestone Payment that Assertio has elected to pay in shares of Assertio common stock, multiplied by (3) the number of CVRs held by such holder as reflected on the CVR Register, plus (B)(1) the applicable Milestone Payment multiplied by (2) the percentage of the Milestone Payment that Assertio has elected to pay in cash.

The Milestone Payments have an aggregate maximum value of $0.20 per share, without interest and less any applicable withholding taxes, upon the achievement of the applicable Annual Net Sales Milestone:
•
If Net Sales (as defined in the CVR Agreement) of $175 million or more during the period commencing January 1, 2024 and ending December 31, 2024 is achieved, such Milestone Payment will consist of a dollar amount per CVR equal to the lesser of (i) $0.10 and (ii) (A) 0.249 multiplied by (B) (I) the Applicable Parent Stock Price (as defined in the CVR Agreement), multiplied by (II) the Exchange Ratio (rounded down to the closest hundredth of a penny) (provided that such amount shall not be less than $0); and

•
If Net Sales of $225 million or more during the period commencing January 1, 2025 and ending December 31, 2025 is achieved, such Milestone Payment will consist of a dollar amount per CVR equal to the lesser of (i) $0.10 and (ii) (A) 0.249 multiplied by (B) (I) the Applicable Parent Stock Price, multiplied by (II) the Exchange Ratio, less (III) the 2024 Annual Net Sales Milestone payment (rounded down to the closest hundredth of a penny) (provided that such amount shall not be less than $0).
If an Annual Net Sales Milestone is attained, then, on or prior to sixty (60) days following the last day of the Annual Net Sales Milestone Period in which the Annual Net Sales Milestone was achieved, Assertio shall deliver to the Rights Agent written notice (the “Milestone Notice”) indicating that a specific Annual Net Sales Milestone has been achieved and upon or prior to the delivery of such notice, Assertio will duly deposit or cause to be deposited with or transferred to the Rights Agent the applicable Milestone Payment to be made to the CVR holders. Subsequently, the Rights Agent will, within twenty (20) calendar days of receipt of such notice, send a copy of such notice to the CVR holders and pay the applicable Milestone Payment to each CVR holder. The payment mechanism differs for Milestone Payments that are payable in respect of Spectrum equity awards, and is described further in the section titled “Treatment of Spectrum Equity Awards.”
Commencing with, (i) in the case of the 2024 Annual Net Sales Milestone, the first fiscal quarter of the calendar year beginning on January 1, 2025, and (ii) in the case of the 2025 Annual Net Revenue Milestone, the first fiscal quarter of the calendar year beginning on January 1, 2026, if Assertio has not delivered to the Rights Agent a Milestone Notice with respect to the achievement of any of such Annual Net Sales Milestones, no later than the forty-fifth (45th) day following the completion of such fiscal quarter, Assertio will deliver to the Rights Agent (i) written notice indicating that the applicable Annual Net Sales Milestone was not achieved during the applicable Annual Net Sales Milestone Period and an Officer’s Certificate certifying the same and (ii) a net sales statement for such calendar year.
Upon the reasonable written request of the Acting Holders provided to Assertio within forty-five (45) days of the delivery of a net sales statement, but no more than once following each respective Annual Net Sales Milestone Period, Assertio will as promptly as practicable provide the Acting Holders with reasonable documentation to support its calculation of net sales, and shall make its financial personnel reasonably available to a designated representative of the Acting Holders to discuss and answer the Acting Holders’ questions regarding such calculations; provided that (x) the Acting Holders enter into customary confidentiality agreements reasonably satisfactory to Assertio with respect to the confidential information of Assertio or its affiliates to be shared in connection therewith, (y) such access does not unreasonably interfere with the conduct of the business of Assertio or any of its affiliates and (z) such information or access would not reasonably be expected to result in the waiver of any attorney-client privilege or violate any applicable law.
The CVR Agreement, which is governed by Delaware law, requires Assertio to, and to cause its controlled affiliates to, use “diligent efforts” to achieve the 2024 Annual Net Sales Milestone and the 2025 Annual Net Sales Milestone, and not intentionally take any actions for the primary purpose of frustrating the payment of the Milestone Payments. The definition of “diligent efforts” requires Assertio’s affiliates to carry out such tasks in a good faith, diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of commercially reasonable efforts that a pharmaceutical company of comparable size and resources as those of Assertio and its affiliates would devote to a product of similar commercial potential and stage in development or product life as ROLVEDON, taking into account its safety, tolerability, and efficacy, its proprietary position (including patent coverage) and profitability (including pricing, supply costs and reimbursement status), the competitiveness of alternative third-party products, the regulatory structure involved, the regulatory environment, and technical, commercial, legal, scientific and/or medical factors. Notwithstanding anything to the contrary in the CVR Agreement, the CVR holders acknowledge that Assertio has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay the Milestone Payments under the CVR Agreement does not create any express or implied obligation to operate Assertio’s business in any particular manner in order to maximize such Milestone Payments.
The right to the payment described above is solely a contractual right governed by the terms and conditions of the CVR Agreement and is not a security. The CVRs may not be transferred or disposed of other than (i) upon the death of a holder of the CVR or intestacy, (ii) made by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee, (iii) pursuant to a court order, (iv) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other person, (v) in the case of CVRs held in book-entry or similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, to the extent allowable by The Depository Trust Company or (vi) to Assertio pursuant to the CVR Agreement. All requests to transfer a CVR under the foregoing provisions must be in writing and accompanied by a written instrument of transfer in form reasonably satisfactory to the Rights Agent, include the circumstances relating to the transfer, and be duly executed by both the holder of the CVR and the holder’s attorney or personal representative duly authorized in writing or the holder’s survivor. Holders of CVRs will have no greater rights against Assertio than those accorded to general unsecured creditors under applicable law. The CVRs will not have any voting or dividend rights and no interest will accrue on any amounts payable on the CVRs. Nor will the CVRs represent any equity or ownership interest in Assertio or any constituent company to the Merger or any of their respective affiliates.
Additionally, without the consent of any holders of CVRs, Assertio may amend the CVR Agreement (i) to evidence a successor to Assertio, (ii) to add to the covenants of Assertio, restrictions, conditions or provisions that Assertio and Rights Agent consider to be for the protection of the holders of CVRs, (iii) to cure any ambiguity, to correct or supplement any provision in the CVR Agreement that may be defective or inconsistent with any other provision, (iv) to ensure the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, (v) to evidence a successor to the Rights Agent, (vi) as may be necessary to comply with or be exempt from the requirements of Section 409A of the Code, (vii) to cancel CVRs in the event that any holder has abandoned its CVR rights or following a transfer of such CVRs to Assertio or its affiliates in accordance with the CVR Agreement, (viii) as necessary to ensure Assertio complies with applicable law and (ix) to add, eliminate, change any provisions of the CVR Agreement, provided that, in the cases of (ii), (iii), (iv), (viii) and (ix), such provisions do not adversely affect the interests of the CVR holders. Additionally, amendments may be made with the consent of the Acting Holders, whether evidenced in writing or taken at a meeting of the CVR holders even if such addition, elimination or change is materially adverse to the interests of the CVR holders.
The summary above of the CVR Agreement is not complete and is qualified in its entirety by reference to the CVR Agreement, a form of which is attached to this proxy statement as Annex B and incorporated into this proxy statement by reference. For a complete understanding of the CVR Agreement, holders of shares are encouraged to read the full text of the form of CVR Agreement.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
On April 24, 2023, Assertio entered into the Merger Agreement with Spectrum whereby Merger Sub, will merge with and into Spectrum, with Spectrum continuing as the surviving corporation and becoming a wholly owned subsidiary of Assertio. The terms of the Merger Agreement provide that each share of Spectrum common stock will be converted into a right to receive as Merger Consideration (i) 0.1783 shares of Assertio common stock, with cash being paid in lieu of any fractional shares of Assertio common stock that Spectrum shareholders would otherwise be entitled to receive and (ii) one non-tradeable CVR, representing a contractual right to receive future conditional payments worth up to an aggregate maximum amount of $0.20, settleable in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock, at Assertio’s sole discretion, upon the achievement of certain annual sales milestones in 2024 and 2025 related to Spectrum’s product ROLVEDON.
This unaudited pro forma condensed combined financial information has been prepared to illustrate the estimated effect of the Merger. Such information is based on the following historical consolidated financial statements of Assertio and Spectrum that are incorporated by reference into this joint proxy statement/prospectus, as adjusted to give effect to the Merger:
•
Assertio

•
Audited historical consolidated financial statements, as included in Assertio’s Annual Report on Form 10-K for the year ended December 31, 2022

•
Interim unaudited historical condensed consolidated financial statements, as included in Assertio’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023

•
Spectrum

•
Audited historical consolidated financial statements, as included in Spectrum’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2022

•
Interim unaudited historical condensed consolidated financial statements, as included in Spectrum’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023

For more information regarding such historical consolidated financial statements and related notes, see “Where You Can Find Additional Information.”
The presentation of the unaudited pro forma condensed combined balance sheet as of March 31, 2023, gives effect to the Merger as if it had occurred on March 31, 2023. The presentation of the unaudited pro forma condensed combined statements of operations for the three months ended March 31, 2023, and the fiscal year ended December 31, 2022, reflects the combined results of operations as if the Merger had occurred on January 1, 2022.
The accompanying notes should be read together with the unaudited pro forma condensed combined financial information. Such notes describe the assumptions and estimates related to the adjustments to the unaudited pro forma condensed combined financial information. The unaudited pro forma condensed combined financial information is provided for informational purposes only and is not necessarily indicative of results that would have occurred had the Merger been completed as of the dates indicated above. In addition, the unaudited pro forma condensed combined financial information does not purport to be indicative of the future financial position or operating results of the combined operations and does not reflect the costs of any integration activities nor any benefits that may result from realization of future cost savings from operating efficiencies or revenue or other synergies expected to result from the Merger.
Assertio intends to finalize valuations and other studies upon completion of the Merger and will finalize the purchase price allocation as soon as practicable within the measurement period, but in no event later than one year following the closing date of the Merger. The assets and liabilities of Spectrum have been measured based on various preliminary estimates using assumptions that Assertio believes are reasonable, based on information that is currently available. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing this unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial information and the combined company’s future results of operations and financial position.

ASSERTIO HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
As of March 31, 2023
(in thousands)
	Historical Assertio	Historical Spectrum Adjusted for Reclassifications	Transaction Accounting Adjustments		Pro Forma Combined
		Note 3
ASSETS
Current assets
Cash and cash equivalents	$68,603	$52,373	$(29,108)	Note 6(a)	$91,868
Marketable securities	—	3,763	—		3,763
Accounts receivable, net	46,466	33,638	—		80,104
Inventories, net	16,226	12,862	27,938	Note 6(b)	57,026
Prepaid and other current assets	6,554	2,742	—		9,296
Total current assets	137,849	105,378	(1,170)		242,057
Property and equipment, net	544	534	—		1,078
Intangible assets, net	191,712	—	252,200	Note 6(c)	443,912
Goodwill	—	—	25,403	Note 6(d)	25,403
Deferred tax asset	81,569	—	(63,050)	Note 6(e)	18,519
Other long-term assets	2,600	1,763	—		4,363
Total assets	$414,274	$107,675	$213,383		$735,332
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$6,173	$1,054	$—		$7,227
Accrued rebates, returns and discounts	52,313	7,327	—		59,640
Accrued liabilities	10,799	29,729	(268)	Note 6(a)	40,260
Long-term debt, current portion	470	—	—		470
Contingent consideration, current portion	24,458	—	—		24,458
Other current liabilities	332	771	24,006	Note 6(f)	25,109
Total current liabilities	94,545	38,881	23,738		157,164
Long-term debt	38,151	28,840	(28,840)	Note 6(a)	38,151
Contingent consideration	26,600	—	5,354	Note 6(g)	31,954
Other long-term liabilities	4,314	13,149	—		17,463
Total liabilities	163,610	80,870	251		244,731
Commitment and contingencies
Shareholders’ equity:
Common stock	5	205	(201)	Note 6(h)	9
Additional paid-in capital	573,744	1,153,818	(901,879)	Note 6(i)	825,683
Accumulated other comprehensive loss	—	(2,887)	2,887	Note 6(k)	—
Accumulated deficit	(323,085)	(1,124,331)	1,112,325	Note 6(j)	(335,091)
Total shareholders’ equity	250,664	26,805	213,132		490,601
Total liabilities and shareholders’ equity	$414,274	$107,675	$213,383		$735,332

ASSERTIO HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
COMPREHENSIVE INCOME
Year ended December 31, 2022
(in thousands, except per share data)
	Historical Assertio	Historical Spectrum Adjusted for Reclassifications	Transaction Accounting Adjustments		Pro Forma Combined
		Note 3
Revenues:
Product sales, net	$155,121	$10,114	$—		$165,235
Royalties and milestones	2,403	—	—		2,403
Other revenue	(1,290)	—	—		(1,290)
Total revenues	156,234	10,114	—		166,348
Costs and expenses:
Cost of sales	18,748	1,792	27,938	Note 7(a)	48,478
Selling, general and administrative expenses	46,786	38,816	12,006	Note 7(b)	97,608
Research and development expenses	—	42,203	—		42,203
Fair value of contingent consideration	18,687	—	—		18,687
Amortization of intangible assets	32,608	—	19,400	Note 7(c)	52,008
Total costs and expenses	116,829	82,811	59,344		258,984
Income (loss) from operations	39,405	(72,697)	(59,344)		(92,636)
Other expense:
Interest expense	(7,961)	(998)	998	Note 7(d)	(7,961)
Other loss	(278)	(4,363)	—		(4,641)
Total other expense	(8,239)	(5,361)	998		(12,602)
Net income (loss) before income taxes	31,166	(78,058)	(58,346)		(105,238)
Income tax benefit (expense)	78,459	(46)	14,586	Note 8	92,999
Net income (loss) and comprehensive income (loss)	$109,625	$(78,104)	$(43,760)		$(12,239)
Basic net income (loss) per share	$2.33				$(0.14)
Diluted net income (loss) per share	$2.03				$(0.14)
Shares used in computing basic net income (loss) per share	47,004		38,760	Note 9	85,764
Shares used in computing diluted net income (loss) per share	54,669				85,764

ASSERTIO HOLDINGS, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF
COMPREHENSIVE INCOME
Three months ended March 31, 2023
(in thousands, except per share data)
	Historical Assertio	Historical Spectrum Adjusted for Reclassifications	Transaction Accounting Adjustments		Pro Forma Combined
		Note 3
Revenues:
Product sales, net	$41,769	$15,615	$—		$57,384
Royalties and milestones	697	—	—		697
Total revenues	42,466	15,615	—		$58,081
Costs and expenses:
Cost of sales	5,467	1,063	—		6,530
Selling, general and administrative expenses	16,904	13,998	—		30,902
Research and development expenses	—	5,424	—		5,424
Fair value of contingent consideration	9,167	—	—		9,167
Amortization of intangible assets	6,284	—	4,850	Note 7(c)	11,134
Total costs and expenses	37,822	20,485	4,850		63,157
Income (loss) from operations	4,644	(4,870)	(4,850)		(5,076)
Other income (expense):
Debt-related expenses	(9,918)	—	—		(9,918)
Interest expense	(1,122)	(943)	943	Note 7(d)	(1,122)
Other gain	802	807	—		1,609
Total other expense	(10,238)	(136)	943		(9,431)
Net loss before income taxes	(5,594)	(5,006)	(3,907)		(14,507)
Income tax benefit	2,110	—	977	Note 8	3,087
Net loss and comprehensive loss	(3,484)	(5,006)	(2,930)		(11,420)
Basic net loss per share	$(0.07)				$(0.13)
Diluted net loss per share	$(0.07)				$(0.13)
Shares used in computing basic net loss per share	51,005		38,760	Note 9	89,765
Shares used in computing diluted net loss per share	51,005		38,760	Note 9	89,765

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1.   Description of the Merger
On April 24, 2023, Assertio entered into the Merger Agreement with Spectrum whereby Merger Sub will merge with and into Spectrum, with Spectrum continuing as the surviving corporation and becoming a wholly owned subsidiary of Assertio.
Under the Merger Agreement, at the effective time, each share of Spectrum common stock will be converted into a right to receive as Merger Consideration (i) 0.1783 shares of Assertio common stock, with cash being paid in lieu of any fractional shares of Assertio common stock that Spectrum shareholders would otherwise be entitled to receive and (ii) one non-tradeable CVR, representing a contractual right to receive future conditional payments worth up to an aggregate maximum amount of $0.20, settleable in cash, additional shares of Assertio common stock or a combination of cash and additional shares of Assertio common stock, at Assertio’s sole discretion, upon the achievement of certain annual sales milestones related to Spectrum’s product ROLVEDON in 2024 and 2025.
At the effective time (i) each Spectrum Stock Option to purchase shares of Spectrum common stock granted under any of Spectrum’s equity incentive plans that is outstanding as of immediately prior to the effective time, will, if unvested, become vested, and automatically and without any required action on the part of the holder of such Spectrum Stock Option or Spectrum, be cancelled and treated as specified in the section titled “The Merger Agreement — Treatment of Options and Other Equity-Based Awards — Spectrum Stock Options,” (ii) each Spectrum RSU, whether vested or unvested, that is outstanding immediately prior to the effective time will, if unvested, become vested, and the holder of such Spectrum RSUs will automatically and without any required action on the part of the holder thereof or Spectrum, receive the Merger Consideration, and (iii) each share of Spectrum common stock underlying an unvested RSA Share that is outstanding immediately prior to the effective time will become vested and be treated as specified in the Merger Agreement.
The Merger has been approved by the respective Assertio and Spectrum boards of directors. However, the Merger is subject to the approval of Assertio and Spectrum shareholders and the satisfaction of customary closing conditions. The Merger is expected to close in the third quarter of 2023.
Note 2.   Basis of Presentation
The historical financial statements of Assertio and Spectrum have been adjusted in the unaudited pro forma condensed combined financial information to give effect to certain transaction accounting adjustments, as discussed further within these notes. The Merger was accounted for under the acquisition method of accounting in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 805, Business Combinations. Assertio has been deemed the acquirer for accounting purposes and has therefore estimated the fair value of Spectrum’s assets acquired and liabilities assumed. In identifying Assertio as the acquiring entity, management reviewed the proposed composition of the combined company’s board, the entity issuing the shares to be used as Merger Consideration, the designation of certain senior management positions, as well as the fact that Assertio’s existing shareholders will own the majority of the combined company after completion of the Merger.
The unaudited pro forma condensed combined financial statements have been compiled in a manner consistent with the accounting policies adopted by Assertio as set forth in its audited historical financial statements. Based on preliminary review of Assertio’s and Spectrum’s accounting policies and discussions between the management teams of Assertio and Spectrum, the accounting policies of Spectrum have been determined to be similar in all material respects to Assertio’s accounting policies. As a result, no adjustments for accounting policy differences have been reflected in the unaudited pro forma condensed combined financial information. Upon completion of the Merger, a more comprehensive comparison and assessment will occur, which may result in additional differences identified.
Management believes that the assumptions used provide a reasonable basis for presenting the significant effects of the Merger, and that the pro forma adjustments in the unaudited pro forma condensed combined financial information give appropriate effect to the assumptions. Preliminary fair value estimates may change as additional information becomes available. There can be no assurance that the final determination will not result in material changes from these preliminary amounts.
Note 3.   Reclassifications
Certain reclassifications have been made to Spectrum’s historical financial statements to conform to Assertio’s presentation. Upon consummation of the Merger, further review of Spectrum’s financial statements may result in additional reclassifications.
As of March 31, 2023
	Spectrum Before Reclassification	Reclassification	Spectrum After Reclassification
(in thousands)
Other receivables	$883	$(883)	$—
Accounts receivable, net	32,755	883	33,638
Prepaid expenses and other current assets	2,742	(2,742)	—
Prepaid and other current assets	—	2,742	2,742
Facilities and equipment under lease	1,518	(1,518)	—
Other assets	245	(245)	—
Other long-term assets	—	1,763	1,763
Accounts payable and other accrued liabilities	35,379	(35,379)	—
Accounts payable	—	1,054	1,054
Accrued rebates, returns, and discounts	—	7,327	7,327
Accrued liabilities	—	26,227	26,227
Other current liabilities	—	771	771
Accrued payroll and benefits	3,502	(3,502)	—
Accrued liabilities	—	3,502	3,502
Loan payable, long-term	28,840	(28,840)	—
Long-term debt	—	28,840	28,840
Year Ended December 31, 2022
	Spectrum Before Reclassification	Reclassification	Spectrum After Reclassification
(in thousands)
Net sales	$10,114	$(10,114)	$—
Product sales, net	—	10,114	10,114
Selling, general and administrative	38,816	(38,816)	—
Selling, general and administrative expenses	—	38,816	38,816
Research and development	42,203	(42,203)	—
Research and development expenses	—	42,203	42,203
Interest income	968	(968)	—
Other (loss) gain	—	968	968
Other expense, net	(5,331)	5,331	—
Other (loss) gain	—	(5,331)	(5,331)

Three Months Ended March 31, 2023
	Spectrum Before Reclassification	Reclassification	Spectrum After Reclassification
(in thousands)
Net sales	$15,615	$(15,615)	$—
Product sales, net	—	15,615	15,615
Selling, general and administrative	13,998	(13,998)	—
Selling, general and administrative expenses	—	13,998	13,998
Research and development	5,424	(5,424)	—
Research and development expenses	—	5,424	5,424
Interest income	559	(559)	—
Other gain	—	559	559
Other income (expense), net	248	(248)	—
Other gain	—	248	248
Note 4.   Preliminary Estimated Merger Consideration
The total preliminary Merger Consideration has been allocated to Spectrum’s assets and liabilities based upon management’s preliminary estimate of their fair values as of May 26, 2023. For purposes of the unaudited pro forma condensed combined financial information only, the valuation of the Upfront Merger Consideration portion of the Merger Consideration uses Assertio’s share price as of May 26, 2023, of $6.50 per share. The value of the Upfront Merger Consideration portion of the Merger Consideration will ultimately be based on Assertio’s share price as of the closing date of the Merger and could materially change from the price reflected in the unaudited pro forma condensed combined financial information. A change of 10% percent in the price of Assertio shares would increase or decrease the total Merger Consideration by approximately $24,769, which would be reflected in the unaudited pro forma condensed combined financial information as an increase or decrease to goodwill, respectively. In addition, the estimated fair values of the assets and liabilities will be based on the actual assets and liabilities of Spectrum at the date of the closing of the Merger. The other adjustments are also preliminary and subject to change. Goodwill is calculated as the difference between the preliminary estimate of fair value of the consideration transferred and the preliminary estimates of fair value assigned to the assets acquired and liabilities assumed.
The following table summarizes the components of the Merger Consideration (in thousands, except exchange ratio and per share data):
Number of Spectrum common shares outstanding	205,252
Estimated number of vested Spectrum equity awards(1)	11,941
Number of Spectrum warrants outstanding(2)	196
217,389
Exchange ratio per the Merger Agreement	0.1783
Assertio common shares issued	38,760
Assertio share price	$6.50
Total estimated equity consideration	$251,943
Settlement of Spectrum debt(3)	29,108
CVRs(4)	5,354
Total preliminary estimated Merger Consideration	$286,404

(1)
Represents the estimated number of vested Spectrum equity awards that will be settled at the closing date of the Merger. Upon completion of the Merger and further analysis, it is possible that a portion of the value ascribed to the settlement of historical Spectrum equity awards and reflected as consideration transferred herein will be recorded as post-Merger stock-based compensation expense in the financial statements of the combined company.
(2)
Represents the estimated number of outstanding and exercisable Spectrum warrants that will be settled at the closing date of the Merger.

(3)
Represents settlement of Spectrum’s existing long-term debt, which is required to be repaid and therefore not expected to be assumed by Assertio. See Note 6 (a).

(4)
Represents estimated fair value of CVRs issued to Spectrum shareholders. See table below.

The following table summarizes the components of the fair value of the CVRs (in thousands, except per CVR data):
Estimated number of CVRs delivered to holders of Spectrum common stock	205,252
Estimated number of CVRs delivered to holders of Spectrum equity award and warrant holders	18,751
224,002
Estimated fair value per CVR(1)	0.0239
Total estimated fair value of CVRs	$5,354

(1)
A Monte Carlo simulation model has been used to estimate the fair value of the CVRs based on the probability of achievement of the 2024 and 2025 annual ROLVEDON net sales milestones. Key assumptions include the discount rate, forecasted 2024 and 2025 ROLVEDON net sales, and (3) simulated price of Assertio’s common stock. The discount rate reflects the risk inherent in the forecasted net sales of ROLVEDON.

Note 5.   Allocation of Preliminary Estimated Merger Consideration
The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by Assertio in the Merger, reconciled to the estimated Merger Consideration (in thousands):
	Preliminary estimate of fair value	Total
Estimated Merger Consideration (see Note 4)		$286,404
Spectrum net assets acquired:
Assets:
Cash and cash equivalents	52,373
Marketable securities	3,763
Accounts receivable, net	33,638
Inventories, net	40,800
Prepaid and other current assets	2,742
Property and equipment, net	534
Intangible assets, net	252,200
Other long-term assets	1,763
Total assets acquired:	387,813
Liabilities assumed:
Accounts payable	1,054
Accrued rebates, returns and discounts	7,327
Accrued liabilities	29,461
Other current liabilities	12,771
Deferred taxes	63,050

	Preliminary estimate of fair value	Total
Other long-term liabilities	13,149
Total liabilities assumed	126,812
Total Spectrum net assets acquired		261,001
Goodwill		$25,403

The fair value of assets and liabilities of Spectrum above have been measured based on various preliminary estimates using assumptions that Assertio believes are reasonable, based on information that is currently available. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing these unaudited pro forma condensed combined financial statements. Differences between these preliminary estimates and the final acquisition accounting will occur, and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.
Note 6.   Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
(a)
Cash and cash equivalents / Accrued liabilities / Long-term debt

Represents the expected cash settlement by Assertio of Spectrum’s existing long-term debt and related accrued interest before, or substantially concurrently with, the closing date of the Merger.
(b)
Inventories, net

Represents an adjustment to increase the carrying value of Spectrum’s inventories to adjust to its preliminary estimated fair value. This estimated step-up is preliminary and is subject to change based upon a final determination of the fair value of the inventories at the close of the transaction. This step-up will be expensed as the acquired inventory is sold, which is projected to occur within the first year after the close of the Merger.
(c)
Intangible assets, net

Represents adjustment to record the preliminary estimated fair value of acquired product rights for ROLVEDON. The acquired identified intangible asset is definite- lived product rights for ROLVEDON. The ROLVEDON product rights have been determined to have an estimated useful life of 13 years, commensurate with the remaining period for which ROLVEDON has patent protection. Some of the more significant assumptions inherent in the development of the estimates of the ROLVEDON product rights, from the perspective of a market participant, include the amount and timing of projected future cash flows; the discount rate selected to measure the inherent risk of future cash flows; and the assessment of the asset’s life cycle and the competitive trends impacting the asset.
The fair value estimate for the ROLVEDON product rights is preliminary and subject to change. The final determination of fair value may have a material impact on the valuation of the ROLVEDON product rights and the purchase price allocation, which is expected to be finalized subsequent to the Merger. Amortization expense has been calculated on a preliminary basis, using the straight-line method over the estimated useful life.
(d)
Goodwill

Goodwill is calculated as the difference between the fair value of the consideration expected to be transferred and the values assigned to the identifiable tangible and intangible assets acquired and liabilities assumed.
(e)
Deferred tax asset

Reflects an adjustment to deferred taxes resulting from pro forma adjustments to the assets and liabilities to be acquired. An estimated blended statutory tax rate of 25% was applied to the intangible asset acquired and an evaluation of the valuation allowance has not been completed. This estimate of deferred income taxes is preliminary and is subject to change based upon the final determination of the fair value of the assets acquired and the liabilities assumed.
(f)
Other current liabilities

(in thousands)
Transaction costs(1)	$12,006
Loss contingency(2)	12,000
Total	$24,006

(1)
Represents transaction costs not yet incurred related to the Merger, including banking, legal, and other fees.

(2)
Represents a pre-Merger legal contingency associated with certain historical early stage legal matters of Spectrum. The transaction adjustment is Assertio’s preliminary estimate of the fair value of the potential legal matters.

(g)
Contingent consideration

Represents the estimated fair value of the CVRs (see Note 4). Assertio has preliminarily determined that the CVRs meet the definition of a derivative instrument, and the CVRs are not considered indexed to Assertio common stock, and so the CVRs are classified as a liability.
(h)
Common stock

Represents the elimination of Spectrum historical common stock, as well the issuance of Assertio common stock at par as part of the Merger Consideration (in thousands, except for per share amounts):
Assertio shares of common stock issued in connection with the Merger (see Note 4)	38,760
Per share par value of Assertio common stock	0.0001
Par value of Assertio common stock	$4
Elimination of historical Spectrum common stock	(205)
Pro forma adjustment	$(201)

(i)
Additional paid-in capital

Represents the elimination of Spectrum historical additional paid-in capital, as well the issuance of equity consideration in excess of the par value of Assertio common stock as part of the Merger Consideration (in thousands):
Fair value of equity consideration (see Note 4)	$251,943
Less: par value of Assertio common stock	(4)
Elimination of historical Spectrum additional paid-in capital	(1,153,818)
Pro forma adjustment	$(901,879)

(j)
Accumulated deficit

Represents the elimination of Spectrum historical accumulated deficit and the recognition of transaction costs related to the Merger (in thousands):
Elimination of historical Spectrum accumulated deficit	$1,124,331
Transaction costs (see Note 6 (f))	(12,006)
Pro forma adjustment	$1,112,325

(k)
Accumulated other comprehensive loss

Represents the elimination of Spectrum historical accumulated other comprehensive income.

Note 7.   Pro Forma Adjustments to Unaudited Pro Forma Condensed Combined Statement of Comprehensive Income
(a)
Cost of sales

Represents an adjustment of $27,938 to increase the carrying value of Spectrum’s inventory to adjust to its preliminary estimated fair value. See Note 6 (b).
(b)
Selling, general and administrative expenses

Represents transaction costs related to the Merger. See Note 6 (f).
(c)
Amortization of intangible assets

Represents the recognition of amortization expense related to the ROLVEDON product rights of $19,400 for the year ended December 31, 2022 and $4,850 for the three months ended March 31, 2023. The preliminary estimated useful life of the product rights intangible asset is 13 years. See Note 6 (c). Amortization expense has been calculated using the straight-line method over the estimated useful life. The effect of a 10% increase or decrease in preliminary estimated fair value would result in an increase or decrease of amortization expense of $1,940 per year.
(d)
Interest expense

Represents the adjustment to eliminate historical Spectrum interest expense as a result of the expected settlement of Spectrum’s long-term debt. See Note 6 (a).
Note 8.   Income taxes
Represents an estimate of the income tax impacts of the Merger on the statement of comprehensive income. The taxes associated with the estimated pro forma adjustments reflect an estimated statutory rate of 25%. Although not reflected in the unaudited pro forma condensed combined financial information, the effective tax rate of the combined company could be different than Assertio’s historical effective tax rate (either higher or lower) depending on various factors, including post-acquisition activities.
Note 9.   Net loss per share
Unaudited pro forma earnings per share calculations are based on the consolidated pro forma weighted average shares outstanding of Assertio. The pro forma weighted average shares outstanding are a combination of historical Assertio shares and Assertio shares issued as Merger Consideration (in thousands, except per share data). For purposes of the unaudited pro forma condensed combined statement of comprehensive income for the year ended December 31, 2022, the number of shares used in computing diluted net loss per share for the combined company equals the number of shares used in computing basic net loss per shares, as the result would otherwise be antidilutive.
	For the Three Months March 31, 2023	For the Year ended December 31, 2022
Pro forma net loss	$(11,420)	$(12,238)
Historical Assertio shares used in computing pro forma net income (loss) per share
Basic	51,005	47,004
Diluted	51,005	54,669
Assertio common shares issued in the Merger	38,760	38,760
Pro forma shares used in computing pro forma net loss per share
Basic	89,765	85,764
Diluted	89,765	85,764
Pro forma net loss per share
Basic	$(0.13)	$(0.14)
Diluted	$(0.13)	$(0.14)

INTERESTS OF ASSERTIO’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER
Other than with respect to continued service for, employment by and the right to continued indemnification by the combined company, as of the date of this joint proxy statement/prospectus, Assertio directors and executive officers do not have interests in the Merger that are different from, or in addition to, the interests of other Assertio stockholders generally. The Assertio board of directors was aware of and considered these factors, among other matters, in reaching its determination that the terms of the Merger Agreement and the Merger are fair to and in the best interests of Assertio and its stockholders, approving and declaring advisable the Merger Agreement and the transactions contemplated thereby, including the Merger and the share issuance, and recommending that Assertio stockholders approve the Assertio share proposal issuance. See “The Merger — Background of the Merger” and “The Merger — Recommendation of the Assertio Board of Directors; Assertio’s Reasons for the Merger.”
Executive Officers
Assertio’s “named executive officers” are:
•
Daniel A. Peisert, President and Chief Executive Officer;

•
Paul Schwichtenberg, Senior Vice President and Chief Financial Officer; and

•
Ajay Patel, Senior Vice President and Chief Accounting Officer.

Assertio’s “executive officers” are:
•
its named executive officers; and

•
Sam Schlessinger.

Governance of the Combined Company
Assertio has agreed to appoint one member of the Spectrum board of directors to the Assertio board of directors as of the effective time, with such director to hold office until the earliest to occur of the appointment or election and qualification of his or her successor or his or her death, resignation, disqualification or proper removal. Such director must qualify as an “independent director” under applicable Nasdaq rules and regulations, will be nominated by Spectrum and will be selected and designated by the Assertio board of directors upon the Assertio board of director’s consent (such consent not to be unreasonably withheld, conditioned or delayed). Assertio has agreed not to propose to remove such director other than for cause during the 12-month period following the closing date.
Daniel Peisert will lead the combined company as Chief Executive Officer.
See “The Merger Agreement — Governance of the Combined Company.”

INTERESTS OF SPECTRUM’S DIRECTORS AND EXECUTIVE OFFICERS IN THE MERGER
In considering the recommendations of the Spectrum board of directors, Spectrum stockholders should be aware that Spectrum’s directors and executive officers have interests in the Merger that are different from, or in addition to, the interests of other Spectrum stockholders generally. The Spectrum board of directors was aware of and considered these interests, among other matters, in evaluating the Merger Agreement and the Merger, in approving the Merger Agreement and in recommending the applicable Merger-related proposals. See the section titled “The Merger — Background of the Merger” beginning on page 71 of this joint proxy statement/prospectus for more information on certain discussions that occurred regarding Assertio’s plans with respect to the retention of certain employees and members of Spectrum senior management and the proposed changes to the compensation arrangements and employment agreements for certain members of Spectrum senior management.
These interests include:
•
Thomas J. Riga, Nora E. Brennan and Keith M. McGahan (such executives of Spectrum, the “executive officers”) have arrangements with Spectrum that provide for certain severance payments or benefits, accelerated vesting of certain equity-based awards and other rights and other payments or benefits in the event of a Qualifying Termination (as defined below) of employment following the consummation of the Merger;

•
The Spectrum directors have arrangements with Spectrum that provide for accelerated vesting of non-qualified stock options in the event of a Qualifying Termination of services following the consummation of the Merger;

•
Executive officers and Spectrum directors have rights to indemnification, advancement of expenses and directors’ and officers’ liability insurance that will survive the consummation of the Merger;

•
Hanmi, which is the sole manufacturer and supplier of ROLVEDON drug substance, beneficially owns approximately 7.5% of the outstanding shares of Spectrum common stock and, pursuant to the Securities Purchase Agreement, dated as of January 3, 2022, by and between Spectrum and Hanmi, has the right to appoint a designee to the Spectrum board of directors, so long as Hanmi beneficially owns at least 5% of the outstanding shares of Spectrum common stock (which designation right is expected to cease in connection with the consummation of the proposed transaction, after which Hanmi is expected to own less than 5% of Assertio common stock); and

•
One current Spectrum director will join the Assertio board of directors following closing.

U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE MERGER
The following discussion is a summary of U.S. federal income tax considerations relating to the Merger for U.S. Holders and Non-U.S. Holders (as defined below) that exchange in the Merger their Spectrum common stock for (i) Assertio common stock (and cash in lieu of fractional shares of Assertio common stock, if any) and (ii) the CVRs. This discussion is based on the Code, U.S. Treasury regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could affect the accuracy of the statement and conclusions set forth in this discussion and could adversely affect a U.S. Holder. We have not sought and do not intend to seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the U.S. federal income tax considerations relating to the Merger.
This discussion assumes that the Merger will be consummated in accordance with the Merger Agreement and as further described in this joint proxy statement/prospectus. This discussion is limited to U.S. Holders and Non-U.S. Holders that hold their Spectrum common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is not a complete description of all of the U.S. federal income tax considerations relating to the Merger, nor does it address any tax considerations arising under the laws of any state, local or non-U.S. jurisdiction or under any U.S. federal laws other than those pertaining to the income tax. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. Holders and Non-U.S. Holders in light of their particular circumstances, including the consequences to U.S. Holders or Non-U.S. Holders who exercise dissenters’ rights, the impact of the Medicare contribution tax on net investment income and the alternative minimum tax, or to U.S. Holders or Non-U.S. Holders that are subject to special treatment under the U.S. federal income tax laws, such as:
•
banks, insurance companies and other financial institutions;

•
tax-exempt and governmental organizations;

•
“S corporations,” partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

•
regulated investment companies and real estate investment trusts;

•
controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

•
brokers, dealers or traders in securities;

•
persons who acquired shares of Spectrum common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation;

•
persons who actually or constructively hold (or actually or constructively held at any time during the five-year period ending on the date of the Merger) 5% or more of the shares of Spectrum common stock;

•
persons whose functional currency is other than the U.S. dollar;

•
persons who hold shares of Spectrum common stock as part of a hedge, straddle, constructive sale, conversion, or other integrated transaction;

•
tax-qualified retirement plans;

•
“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

•
U.S. expatriates and former citizens or long-term residents of the United States.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds Spectrum common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships holding Spectrum common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences of the Merger to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. THE TAX CONSIDERATIONS RELATING TO THE MERGER FOR A HOLDER OF SPECTRUM COMMON STOCK MAY BE COMPLEX AND WILL DEPEND ON SUCH HOLDER’S SPECIFIC SITUATION AND FACTORS NOT WITHIN ASSERTIO’S OR SPECTRUM’S CONTROL. ALL HOLDERS OF SPECTRUM COMMON STOCK SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE MERGER FOR THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS.
U.S. Federal Income Tax Treatment of the Merger
Assertio and Spectrum intend that, for U.S. federal income tax purposes, the Merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (the “Intended Tax Treatment”). It is a condition to Spectrum’s obligation to consummate the Merger that Spectrum receive an opinion, dated as of the closing date, from Gibson, Dunn & Crutcher LLP or such other nationally recognized tax counsel reasonably acceptable to Spectrum and Assertio, to the effect that, on the basis of facts, representations, assumptions and exclusions set forth or referred to in such opinion, the Merger will qualify for the Intended Tax Treatment. This opinion will be based on representations, warranties and covenants contained in representation letters provided by Spectrum and Assertio and on customary factual assumptions, all of which must be consistent with the state of existing facts as of the effective time of the Merger.
An opinion of counsel represents counsel’s best legal judgment but is not binding on the IRS or any court. Neither Assertio nor Spectrum have sought and will not seek a ruling from the IRS regarding any matters relating to the Merger. Accordingly, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to the Intended Tax Treatment or any of the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions upon which the opinion is based are inconsistent with actual facts existing as of the effective time of the Merger, the U.S. federal income tax considerations relating to the Merger would differ materially from those described in this joint proxy/prospectus as discussed below under “U.S. Federal Income Tax Considerations Relating to the Merger for U.S. Holders — The Merger Does Not Qualify as a Reorganization.”
U.S. Federal Income Tax Considerations Relating to the Merger for U.S. Holders
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Spectrum common stock that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
a trust that (i) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (ii) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes; or

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source.

The Merger Qualifies as a Reorganization
Exchange of Spectrum Common Stock for Assertio Common Stock
Subject to the discussions below regarding the receipt of any cash in lieu of fractional shares and CVRs, assuming that the Merger qualifies for the Intended Tax Treatment and the receipt of the CVRs is treated as part of a “closed transaction” (as described below), the following consequences generally will result for a U.S. Holder that exchanges its shares of Spectrum common stock for Assertio common stock and the CVRs in the Merger:
•
Such U.S. Holder will recognize gain (but not loss) with respect to such shares of Spectrum common stock in an amount equal to the lesser of (i) any gain realized with respect to such shares and (ii) the fair market value of the CVRs as of the effective time of the Merger. Such U.S. Holder’s gain realized will equal the difference between (i) the fair market value of the Assertio common stock and the CVRs received, in each case, as of the effective time of the Merger and (ii) such U.S. Holder’s tax basis in the shares of Spectrum common stock exchanged therefor (excluding any basis allocable to fractional shares as described below). Any such gain recognized by such U.S. Holder will be long-term capital gain if, as of the date of the Merger, the shares of Spectrum common stock exchanged in the Merger were held for more than one year. Gain must be calculated separately for each block of Spectrum common stock exchanged in the Merger, if such blocks were acquired at different times or for different prices. Such U.S. Holder’s aggregate tax basis in Assertio common stock received in the Merger (including any fractional shares of Assertio common stock deemed received and exchanged for cash, as discussed below, but excluding shares of Assertio common stock received pursuant to the CVRs, if any) will be equal to the aggregate tax basis of the shares of Spectrum common stock surrendered in exchange therefor, increased by any gain recognized with respect to the Spectrum common stock exchanged (excluding any gain recognized with respect to fractional shares for which cash is received (as discussed below), and decreased by the fair market value of the CVRs as of the effective time of the Merger (as discussed below).

•
The aggregate adjusted tax basis of the CVRs received in the Merger will equal the fair market value of the CVRs as of the effective time of the Merger, and the holding period for the CVRs will begin the day after the Merger.

•
Such U.S. Holder’s holding period for the Assertio common stock received in the Merger (including any fractional shares of Assertio common stock deemed received and exchanged for cash, as discussed below, but excluding shares of Assertio common stock received pursuant to the CVRs, if any) generally will include its holding period for its Spectrum common stock surrendered in exchange therefor.

•
The shares of Assertio common stock received in the Merger (including any fractional shares of Assertio common stock deemed received and exchanged for cash, as discussed below, but excluding shares of Assertio common stock received pursuant to the CVRs, if any) by such U.S. Holder that acquired different blocks of Spectrum common stock at different times or at different prices will be allocated pro rata to each block of Spectrum common stock of such U.S. Holder, and the basis and holding period of such shares of Assertio common stock will be determined using a block-for-block approach and will depend on the basis and holding period of each block of Spectrum common stock exchanged for such shares of Assertio common stock. U.S. Holders should consult their tax advisors with respect to identifying the bases or holding periods of the shares of Assertio common stock received in the Merger.

If, as described below, the receipt of the CVRs is treated as part of an “open transaction,” the tax considerations would be different from those described in the bullets above. In particular, it is possible that Assertio common stock received pursuant to the CVRs, if any, would not be treated as taxable “boot” and would not result in gain recognition. U.S. Holders should consult their tax advisors regarding potential application of “open transaction” treatment. As described below, however, Assertio intends to apply closed transaction treatment (consistent with the bullets above) and to report on IRS Form 1099-B the fair market value of the CVRs as of the effective time of the Merger.
Receipt of the CVRs and Payments under the CVRs
The treatment of the CVRs and payments, if any, made under the CVRs for U.S. federal income tax purposes is subject to substantial uncertainty. There is no legal authority directly addressing the U.S. federal income tax treatment of the receipt of the CVRs pursuant to the Merger and payments, if any, made under the CVRs. Accordingly, the amount of gain a U.S. Holder recognizes, and the timing and character of such gain, is uncertain. Whether contingent payment rights with characteristics similar to the rights under a CVR should be treated as part of an “open transaction” or “closed transaction” is inherently factual in nature. Pursuant to U.S. Treasury regulations addressing contingent payment obligations analogous to the CVRs, if the fair market value of the CVRs is “reasonably ascertainable,” a U.S. Holder should treat the transaction as a “closed transaction” and include the fair market value of the CVRs as additional consideration received in the Merger for purposes of determining gain or loss. On the other hand, if the fair market value of the CVRs cannot be reasonably ascertained, a U.S. Holder should treat the transaction as an “open transaction” for purposes of determining gain or loss. These U.S. Treasury regulations state that only in “rare and extraordinary” cases would the value of contingent payment obligations not be reasonably ascertainable.
The installment method for reporting any gain attributable to the receipt of a CVR generally will not be available with respect to the receipt of a CVR in exchange for Spectrum common stock pursuant to the Merger because Spectrum common stock is traded on an established securities market. However, if the transaction were treated as an “open transaction,” gain recognition with respect to the CVRs may nevertheless be deferred.
Although not free from doubt, for U.S. federal income tax purposes, Assertio intends to treat the CVRs, regardless of whether Milestone Payments, if any, pursuant to the CVRs are in the form of Assertio common stock or cash, as additional consideration paid in respect of shares of Spectrum common stock exchanged in the Merger as part of a “closed transaction” and, assuming the Merger qualifies for the Intended Tax Treatment, as taxable “boot.” Therefore, with respect to each U.S. Holder, Assertio expects to report on IRS Form 1099-B the fair market value of the CVRs issued in connection with the Merger. Assertio’s views and actions (and the fair market value figure ascribed to the CVRs) as of the date of the Merger are not dispositive with respect to the tax treatment or fair market value of the CVRs and are not binding on the IRS as to a U.S. Holder’s tax treatment of the receipt of CVRs or the fair market value of the CVRs. The following sections discuss the U.S. federal income tax consequences of the receipt of the CVRs in exchange for Spectrum common stock in the event it is treated as a closed transaction and, alternatively, in the event it is treated as an open transaction. U.S. Holders are urged to consult their tax advisors regarding the proper characterization of the receipt of the CVRs and the ownership of the CVRs thereafter. In particular, U.S. Holders should consult their tax advisors regarding treatment of the CVRs as a “closed transaction” or “open transaction.”
Treatment as Closed Transaction.   Under closed transaction treatment for U.S. federal income tax purposes, the fair market value of the CVRs as of the effective time of the Merger would be treated as consideration received for the Spectrum common stock at the effective time of the Merger. The amount of gain (but not loss) recognized by a U.S. Holder with respect to shares of Spectrum common stock exchanged in the Merger and such U.S. Holder’s aggregate adjusted tax basis and holding period for such CVRs would be as described above under “— Exchange of Spectrum Common Stock for Assertio Common Stock.”
The amount, timing and character of any gain or income with respect to any Milestone Payments made pursuant to the CVRs is uncertain. It is possible that Milestone Payments received with respect to a CVR up to the amount of the U.S. Holder’s adjusted tax basis in the CVR, may be treated as a non-taxable return of a U.S. Holder’s adjusted tax basis in the CVRs with any amounts received in excess of such basis treated as (i) payments with respect to a sale or exchange of a capital asset, (ii) income taxed at ordinary rates or (iii) dividends, except to the extent any portion of such payment is required to be treated as imputed interest, as described below under “— Imputed Interest.”
Although not free from doubt, if the Milestone Payments made pursuant to the CVRs are less than the amount of a U.S. Holder’s adjusted tax basis in the CVR at the time of expiration, the U.S. Holder generally would recognize a loss, which loss may be a capital loss, in an amount equal to the U.S. Holder’s adjusted tax basis in the CVR at the time of expiration. The deductibility of capital losses is subject to limitation. U.S. Holders should consult their tax advisors regarding the treatment of the expiration of a CVR without any payment.
Treatment as Open Transaction.   Under open transaction treatment for U.S. federal income tax purposes, the fair market value of the CVRs would not be treated as consideration received for the Spectrum common stock at the time the CVRs are received in the Merger, and the U.S. Holder would have no tax basis in the CVRs. Instead, a Milestone Payment under the CVRs is treated as consideration received in the

Merger when and as received or deemed received in accordance with its regular method of accounting. A portion of any Milestone Payments made more than one year after the date of the Merger may be treated as imputed interest, as described below, and the balance, in general, as additional consideration received for shares of Spectrum common stock exchanged in the Merger. Subject to the discussion below regarding the receipt of Assertio common stock, if any, with respect to any Milestone Payment received under the CVRs, a U.S. Holder generally would recognize capital gain with respect to shares of Spectrum common stock exchanged in the Merger when and as Milestone Payments are received with respect to the CVRs in an amount equal to the lesser of (i) the amount of such Milestone Payment (and any previous Milestone Payment) and (ii) the excess of (A) the amount of such Milestone Payment (and any previous Milestone Payment) plus the fair market value, at the effective time of the Merger, of the Assertio common stock received (excluding such stock received, if any, as a Milestone Payment) over (B) the U.S. Holder’s adjusted tax basis in the Spectrum common stock. A U.S. Holder will not recognize loss in the Merger. Gain recognized in the Merger must be determined separately for each block of shares of Spectrum common stock if such blocks were acquired at different times or for different prices. Any such gain will be long-term capital gain if the U.S. Holder’s holding period in a particular block of shares of Spectrum common stock exceeds one year as of the date of the Merger.
Assuming that the Merger qualifies for the Intended Tax Treatment, under open transaction treatment it is possible that any Assertio common stock received as payment for a Milestone Payment under the CVRs is treated as additional Assertio common stock received in the Merger. Therefore, it is possible that a U.S. Holder would recognize capital gain with respect to shares of Spectrum common stock exchanged in the Merger when and as Milestone Payments are received with respect to the CVRs in an amount equal to the lesser of (i) the amount of such Milestone Payment (and any previous Milestone Payment) to the extent not paid in Assertio common stock and (ii) the excess of (A) the amount of such Milestone Payment (and any previous Milestone Payment) to the extent not paid in Assertio common stock, plus the fair market value of the Assertio common stock received (including such stock received, if any, as a Milestone Payment) over (B) the U.S. Holder’s adjusted tax basis in the Spectrum common stock. An adjustment to the tax basis of Assertio common stock received at the effective time of the Merger would be made once it becomes known how many shares, if any, the holder of a CVR is entitled to receive as a Milestone Payment. It is unclear how this adjustment should be made, particularly if the U.S. Holder no longer retains all the Assertio common stock received in the Merger. U.S. Holders should consult their tax advisors as to the treatment of the receipt of any shares of Assertio common stock pursuant to any Milestone Payment under the CVRs and the allocation of such U.S. Holder’s tax basis among such shares of Assertio common stock.
Imputed Interest.   If a payment with respect to a CVR is made more than one year after the closing date, a portion of the payment may be treated as imputed interest that is ordinary income to a U.S. Holder. If a portion of any payment made with respect to a CVR is treated as imputed interest, the amount of such imputed interest will be determined at the time such payment is made and generally should equal the excess of (i) the amount of the payment in respect of the CVRs over (ii) the present value of such amount as of the closing date, calculated using the applicable federal rate for the calendar month which includes the closing date as the discount rate. A U.S. Holder must include in its taxable income imputed interest using such stockholder’s regular method of accounting for U.S. federal income tax purposes.
Cash in Lieu of Fractional Shares
A U.S. Holder that receives cash in lieu of a fractional share of Assertio common stock in the Merger generally will be treated as having received the fractional share pursuant to the Merger and then as having sold such fractional share for cash. As a result, the U.S. Holder generally will recognize gain or loss equal to the difference between the amount of cash received for such fractional share of Assertio common stock and the portion of the U.S. Holder’s tax basis in its Spectrum common stock surrendered that is allocated to such fractional shares of Assertio common stock. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder’s holding period in such fractional shares of Assertio common stock deemed to be received (including the U.S. Holder’s holding period for the Spectrum common stock surrendered therefor) exceeds one year as of the date of the Merger. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, generally are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.

The Merger Does Not Qualify as a Reorganization
If the Merger does not qualify for the Intended Tax Treatment, a U.S. Holder generally would recognize gain or loss for U.S. federal income tax purposes on each share of Spectrum common stock surrendered in the Merger. The amount of gain a U.S. Holder recognizes, and the timing and character of such gain, is subject to the uncertainty described above under “— The Merger Qualifies as a Reorganization — Receipt of the CVRs and Payments under the CVRs” with respect the characterization of the Merger, including the receipt of CVRs and payments thereunder, as a “closed transaction” or an “open transaction” for U.S. federal income tax purposes.
Under closed transaction treatment, a U.S. Holder would recognize gain in an amount equal to the difference between (i) the sum of the fair market value, in each case, at the effective time of the Merger, (A) of the Assertio common stock received in the Merger (including any cash received in lieu of a fractional shares of Assertio common stock) and (B) of the CVRs received in the Merger and (ii) the U.S. Holder’s tax basis in the Spectrum common stock surrendered in the Merger. Payments with respect to the CVRs are subject to the treatment described above under “— The Merger Qualifies as a Reorganization — Receipt of the CVRs and Payments under the CVRs — Treatment as Closed Transaction.”
Under open transaction treatment, the fair market value, at the effective time of the Merger, of the Assertio common stock received in the Merger (including any cash received in lieu of a fractional shares of Assertio common stock), plus the portion of any Milestone Payments with respect to the CVRs not treated as imputed interest, as described above, will generally first be applied against a U.S. Holder’s adjusted tax basis in the shares of Spectrum common stock exchanged pursuant to the Merger. A U.S. Holder will then recognize capital gain to the extent that the sum of (i) the fair market value, at the time of the Merger, of the Assertio common stock received in the Merger (including any cash received in lieu of a fractional shares of Assertio common stock) and (ii) the portion of any Milestone Payments received in respect of the CVRs not treated as imputed interest exceeds the U.S. Holder’s adjusted tax basis in the shares of Spectrum common stock exchanged pursuant to the Merger. A U.S. Holder generally will recognize capital loss to the extent of any remaining basis after the basis recovery described in the previous sentence, although it is possible that such U.S. Holder may not be able to recognize such loss until the resolution of all contingencies under the CVRs or possibly until such U.S. Holder abandons such CVRs for U.S. federal income tax purposes.
Gain or loss must be calculated separately for each block of Spectrum common stock exchanged by the U.S. Holder if such blocks were acquired at different times or for different prices. Any gain or loss recognized generally would be capital gain or loss, and generally would be long-term capital gain or loss if the U.S. Holder’s holding period in a particular block of Spectrum common stock exceeds one year as of the date of the Merger. Long-term capital gains of certain non-corporate U.S. Holders, including individuals, generally are eligible for preferential U.S. federal income tax rates. The deductibility of capital losses is subject to limitations.
A U.S. Holder’s tax basis in the shares of Assertio common stock received in the Merger would be equal to the fair market value of such shares as of the effective time of the Merger, and the U.S. Holder’s holding period in such shares would begin on the day following the closing date. A U.S. Holder’s tax basis and holding period for the CVRs would be the same as described above in “— The Merger Qualifies for the Intended Tax Treatment — Receipt of the CVRs and Payments under the CVRs,” depending on whether closed transaction or open transaction treatment applies. A U.S. Holder’s tax basis in shares of Assertio common stock, if any, received as payment under a CVR generally would be equal to the fair market value of such shares as of the date of payment, and a U.S. Holder’s holding period in such shares would begin on the day following the date of payment.
U.S. Federal Income Tax Considerations Relating to the Merger for Non-U.S. Holders
For purposes of this discussion, the term “Non-U.S. Holder” means a beneficial owner of Spectrum common stock that, for U.S. federal income tax purposes, is neither a U.S. Holder nor a partnership for U.S. federal income tax purposes.
In general, the U.S. federal income tax considerations relating to the Merger for a Non-U.S. Holder that exchanges its shares of Spectrum common stock for Assertio common stock and the CVRs in the

Merger will be the same as those described above for a U.S. Holder, except that, subject to the discussion below regarding imputed interest, a Non-U.S. Holder generally will not be subject to U.S. federal income tax or withholding tax on any gain recognized in connection with the Merger unless:
•
such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment of the Non-U.S. Holder in the United States);

•
the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year in which the gain is recognized and certain other conditions are met; or

•
shares of Spectrum common stock constitute a “United States real property interest” (“USRPI”) by reason of Spectrum’s status as a “United States real property holding corporation” (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that such Non-U.S. Holder held shares of Spectrum common stock.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such Non-U.S. Holder were a U.S. Holder. A Non-U.S. Holder that is a corporation also may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on its effectively connected earnings and profits for the taxable year, subject to certain adjustments.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax with respect to such gain at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty), but may be offset by such Non-U.S. Holder’s U.S. source capital losses, if any, provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, Spectrum does not believe it is, or during the period of time referred to in such bullet point has been, a USRPHC, and will deliver to Assertio in connection with the Merger a certificate stating that Spectrum common stock is not a USRPI. Even if Spectrum is or were to become a USRPHC, gain arising from the surrender of shares of Spectrum common stock by a Non-U.S. Holder in the Merger will not be subject to U.S. federal income tax if shares of Spectrum common stock are “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of Spectrum’s common stock throughout the shorter of the five-year period ending on the date of the Merger.
Generally, if payments are made to a Non-U.S. Holder with respect to a CVR more than one year after the date of the Merger, such Non-U.S. Holder may be subject to withholding at a rate of 30% (or a lower applicable treaty rate) of the portion of any such payments treated as imputed interest (as discussed above under “— U.S. Federal Income Tax Considerations Relating to the Merger for U.S. Holders — The Merger Qualifies as a Reorganization — Receipt of the CVRs and Payments under the CVRs — Imputed Interest”), unless such Non-U.S. Holder establishes its entitlement to exemption from or a reduced rate of withholding under an applicable tax treaty by providing the appropriate documentation (generally, IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) to the applicable withholding agent. As discussed above, the tax treatment of the CVRs and payments thereunder is uncertain, and it is possible that an applicable withholding agent may be required to withhold additional amounts on payments to a Non-U.S. Holder with respect to the CVRs, unless such Non-U.S. Holder establishes an exemption from or a reduced rate of withholding as described in the immediately preceding sentence.
Non-U.S. Holders should consult their tax advisors regarding such withholding and any available exemptions from or reduction with respect thereto, as well as the potential application of income tax treaties that may provide for different rules with respect gain recognized by a Non-U.S. Holder.
Information Reporting and Backup Withholding
Information returns may be required to be filed with the IRS in connection with the Merger. Further, the consideration payable to holders of shares of Spectrum common stock in connection with the Merger

(including any payments of cash in lieu of fractional shares of Assertio common stock and the Milestone Payments with respect to the CVRs) may be subject to deduction or withholding as required under applicable law.
A U.S. Holder may be subject to backup withholding on any cash payments made pursuant to the Merger (including any payments of cash in lieu of fractional shares of Assertio common stock and the Milestone Payments with respect to the CVRs), unless the U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number (generally, an IRS Form W-9) to the applicable withholding agent or otherwise establishes an exemption from the U.S. backup withholding rules. Certain U.S. Holders, such as corporations, generally are not subject to backup withholding if the U.S. Holders provide the appropriate documentation to establish an exemption.
Information reporting and backup withholding generally will not apply to payments to a Non-U.S. Holder if such Non-U.S. Holder certifies under penalties of perjury that it is not a United States person (generally by providing an IRS Form W-8BEN or W-8BEN-E or other applicable IRS Form W-8) or otherwise establishes an exemption. Non-U.S. Holders should consult their own tax advisors to determine which IRS Form W-8 is appropriate.
Any amounts withheld under the U.S. backup withholding rules or otherwise is not an additional tax and generally will be allowed as a refund or credit against the a holder’s U.S. federal income tax liability, if any, provided that such holder timely furnishes the required information to the IRS.
THE PRECEDING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE MERGER. IT IS NOT A COMPLETE ANALYSIS OR DISCUSSION OF ALL POTENTIAL TAX EFFECTS THAT MAY BE IMPORTANT TO A PARTICULAR HOLDER OF SHARES OF SPECTRUM COMMON STOCK. ALL HOLDERS OF SHARES OF SPECTRUM COMMON STOCK ARE STRONGLY ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO U.S. FEDERAL INCOME TAX CONSIDERATIONS RELATING TO THE MERGER FOR THEM IN LIGHT OF THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF TAX REPORTING REQUIREMENTS AND THE APPLICABILITY AND EFFECT OF ANY U.S. FEDERAL, U.S. STATE OR LOCAL, NON-U.S. OR OTHER TAX LAWS.

COMPARISON OF STOCKHOLDERS’ RIGHTS
Assertio and Spectrum are Delaware corporations and the rights of Assertio and Spectrum stockholders are governed by the DGCL. Spectrum stockholders’ rights are also governed by the Spectrum charter and Spectrum bylaws. If the Merger is completed, the rights of Spectrum stockholders who become Assertio stockholders will be governed by the Assertio charter and the Assertio bylaws.
As Assertio and Spectrum are both Delaware corporations, the rights of Assertio and Spectrum stockholders are not materially different. However, there are certain differences in the rights of Assertio stockholders under the Assertio charter and the Assertio bylaws and of Spectrum stockholders under the Spectrum charter and Spectrum bylaws, as summarized in the table below. This summary does not purport to be a complete statement of all the differences, or a complete description of the specific provisions referred to. Further, the identification of specific differences is not intended to indicate that other equally or more significant differences do not exist. Assertio and Spectrum stockholders should carefully read the relevant provisions of the Assertio charter, the Assertio bylaws, the Spectrum charter, the Spectrum bylaws and the DGCL. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”
Assertio	Spectrum
Authorized and Outstanding Capital Stock
Assertio is authorized to issue 205,000,000 shares of stock, consisting of 200,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share. As of the close of business on the Assertio record date, there were 56,512,962 shares of Assertio common stock and no shares of preferred stock issued and outstanding.	Spectrum is authorized to issue 305,000,000 shares, consisting of 300,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share. As of the close of business on the Spectrum record date, there were 205,245,727 shares of Spectrum common stock and no shares of preferred stock issued and outstanding.
Rights of Preferred Stock
Assertio is authorized to issue preferred stock in one or more series. The Assertio board of directors may provide by resolutions and by causing the filing of a Preferred Stock Designation (as defined in the Assertio charter) for the issuance of the shares of preferred stock, and to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, rights, and the qualifications, limitations or restrictions, if any, of the shares of each series.	Spectrum is authorized to issue preferred stock in one or more series. The Spectrum board of directors may provide by resolutions and by causing the filing of a preferred stock designation certificate for the issuance of the shares of preferred stock, and to establish the number of shares to be included in each such series, and to fix the designations, powers, preferences, rights, and the qualifications, limitations or restrictions, if any, of the shares of each series.
Voting Rights

Each stockholder is entitled to one vote for each share having voting power held by the stockholder, provided that holders of Assertio common stock are not entitled to vote on any amendment to Assertio’s charter that relates solely to the terms of one or more series of preferred stock if the holders of such affected series are entitled to vote, separately or together with the holders of one or more other such series, thereon.
Other than with respect to the election of directors, if a quorum is present at any meeting, the affirmative vote of the majority of the shares

Each stockholder is entitled to one vote for each share having voting power held by the stockholder.
Other than with respect to the election of directors, if a quorum is present at any meeting, the affirmative vote of the holders of the majority of stock represented and entitled to vote thereat, unless the matter is one upon which by express provision of applicable law, rule or regulation applicable to Spectrum or of the Spectrum charter, a different standard is required, in which case such express provision shall govern and control the decision of such question.

Assertio	Spectrum
represented and entitled to vote on the matter is controlling, unless the matter is one upon which by express provision of applicable law, rule or regulation applicable to Assertio or its securities or of the Assertio charter, a different standard is required, in which case such express provision shall govern and control the decision of such question.
Quorum

The Assertio bylaws provide that, unless otherwise provided that at any meeting of Assertio stockholders, 33 1∕3% of the voting power of Assertio stock outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or series or classes or series is required, 33 1∕3% of the voting power of the stock of such class or series or classes or series outstanding and entitled to vote on that matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to such matter.
Subject to applicable law, if a quorum initially is present at any meeting of stockholders, the stockholders may continue to transact business until adjournment or recess, notwithstanding the withdrawal of enough stockholders to leave less than a quorum, but if a quorum is not present at least initially, no business other than adjournment or recess may be transacted (if so directed by the meeting Chair).

The Spectrum bylaws provide that, unless otherwise required by law or the Spectrum charter, the holders of 33 1∕3% of the capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the Spectrum stockholders.
Subject to applicable law, if a quorum initially is present at any meeting of stockholders, the stockholders may continue to transact until adjournment or recess, notwithstanding the withdrawal of enough stockholders to leave less than a quorum. If, however, quorum is not present or represented at any meeting of the stockholders, the majority in voting power of the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present or represented.
At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall begiven to each stockholder entitled to vote at the meeting as of the record date so fixed for notice of such adjourned meeting.

Record Date

The Assertio board of directors may fix a record date for purposes of, among other things, determining the rights of stockholders to notice of or to vote at any stockholder meeting and determining the identity of stockholders entitled to receive payment of any dividend or other distribution.
In the case of determining stockholders entitled to vote at a stockholder meeting, the record date

The Spectrum board of directors may fix a record date for purposes of, among other things, determining the rights of stockholders to notice of or to vote at any stockholder meeting or any adjournment thereof and determining the identity of stockholders entitled to receive payment of any dividend or other distribution.
In the case of determining stockholders entitled to notice of any stockholder meeting, unless required

Assertio	Spectrum

cannot be more than 60 nor less than ten days before the date of the meeting. In the case of any other lawful action (other than stockholder action by written consent), the record date cannot be more than 60 days before such action.
The record date for determining stockholders entitled to express written consent to corporate action without a meeting may also be fixed by the Assertio board of directors. Anyone seeking to have the stockholders authorize action by written consent must request that a record date be fixed, and the record date cannot precede nor be more than ten days after the date of the resolution adopted by the Assertio board of directors fixing the record date.

by law, the record date cannot be more than 60 nor less than ten days before the date of the meeting. If the board of directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting, unless it is decided otherwise. If no record date is fixed by the board of directors, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held.
A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting except that the board of directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
In the case of determining the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or other lawful purpose, the record date cannot be more than 60 days before such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the board of directors adopts the resolution relating thereto.

Number of Directors
The Assertio bylaws provide that the Assertio board of directors shall consist of no less than five and no more than nine members. Within those parameters, the number of directors is determined by resolution of the Assertio board of directors. There are currently five Assertio directors.	The Spectrum bylaws provide that the Spectrum board of directors shall fix the authorized number of directors from time to time, which, pursuant to Section 141(b) of the DGCL shall consist of at least one director. Within those parameters, the number of directors is determined by resolution of the majority of the entire Spectrum board of directors. There are currently six Spectrum directors.

Assertio	Spectrum
Election of Directors

The Assertio bylaws provide that directors of Assertio shall be elected at each annual meeting of stockholders.
In any uncontested election of directors of Assertio, each nominee shall be elected if the number of votes cast for the nominee’s election exceeds the number of votes cast against the nominee’s election (i.e., a so-called “majority vote” standard).
In any election of directors of Assertio that is not an uncontested election, the nominees for election as a director shall be elected by a plurality of the votes cast.
Subject to applicable laws and the listing and corporate governance rules and regulations of the Nasdaq SM, Assertio has agreed to appoint one members of the Spectrum board of directors to the Assertio board of directors as of the effective time, with such director to hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal. See “Summary — Governance of the Combined Company.”

The Spectrum bylaws provide that directors of Spectrum shall be elected at each annual meeting of stockholders to replace directors whose terms then expire, and each director elected shall hold office for a term of one year or until his or her successor is duly elected and qualified, or until his or her earlier death, resignation or removal.
Each director shall be elected by the vote of the majority of votes cast with respect to the director’s election. However, if at any such meeting the number of individuals duly nominated for election as a director exceeds the number of directors to be elected at such meeting, the directors shall be elected by the vote of a plurality of the votes cast thereat.

Cumulative Voting
Assertio stockholders do not have cumulative voting rights.	Spectrum stockholders do not have cumulative voting rights.
Removal of Directors
The Assertio directors, except for any additional directors elected by the holders of any series of preferred stock, and unless otherwise restricted by law, may be removed with or without cause by the holders of a majority of the shares then entitled to vote in an election of directors.	Pursuant to Section 141(k) of the DGCL, the Spectrum directors, unless otherwise restricted by law or the Spectrum charter, may be removed with or without cause by the holders of a majority of the shares then entitled to vote in an election of directors.
Director Nominations by Stockholders
The Assertio bylaws provide that stockholders who comply with the notice provisions set forth in the Assertio bylaws and are entitled to vote at an annual meeting of stockholders may nominate a candidate to the Assertio board of directors for election at such meeting. For an annual meeting of Assertio stockholders, these notice requirements generally require that, among other things, the stockholder deliver a written notice of any such nomination containing specified information, representations and consents to Assertio’s Secretary no less than	The Spectrum bylaws provide that stockholders who comply with the notice provisions set forth in the Spectrum bylaws and are entitled to vote in the election of directors may nominate a candidate to the Spectrum board of directors for election at an annual meeting of stockholders. For an annual meeting of Spectrum stockholders, these notice requirements generally require that, among other things, the stockholder deliver a written notice of any such nomination containing specified information, representations and consents to

Assertio	Spectrum

120 days and no more than 150 days prior to the anniversary of the date of immediately precedent annual meeting of stockholders. However, in the extent that the date of the annual meeting is more than 30 days before or after the anniversary of the date of immediately precedent annual meeting of stockholders, o if no annual meeting was held in the preceding year, written notice by the stockholder is considered timely if delivered to Assertio’s Secretary on the later of the 120th day prior to such annual meeting or the tenth day following the date on which public announcement of the date of such meeting is first made by Assertio.
For a special meeting of Assertio stockholders, the stockholder must give written notice to Assertio’s Secretary no less than 120 days and no more than 150 days prior to such special meeting or the tenth day following the date on which public announcement of the date of the special meeting and of the nominees proposed by the Assertio board of directors to be elected at such meeting is first made by Assertio.
Notwithstanding any other provision of the Assertio bylaws, in the case of a stockholder-requested special meeting, no stockholder may nominate a person for election to the Assertio board of directors or propose any other business to be considered at the meeting, except pursuant to the written request(s) delivered for such special meeting pursuant to the Assertio bylaws.

Spectrum’s Secretary no less than 90 days and no more than 120 days prior to the anniversary of the date of immediately precedent annual meeting of stockholders. However, in the event that the date of the annual meeting is more than 30 days before or 70 days after the anniversary of the date of immediately precedent annual meeting of stockholders, written notice by the stockholder is considered timely if delivered to Spectrum’s Secretary not earlier than 120th day prior to such annual meeting and not later than the close of business on the later of (a) the 90th day prior to such annual meeting or (b) the tenth day following the date on which notice of the date of the annual meeting was mailed or publicly disclosed, whichever first occurs. Further, in no event shall an adjournment, or postponement of an annual meeting for which notice has been given, commence a new time period for the giving of a stockholder’s notice.
For a nominee to be included on the proxy card for such annual meeting, the nominating shareholder must own at least 3% of Spectrum common stock for three years, as of (i) the date notice is received by Spectrum’s Secretary and (ii) the record date for determining the stockholders entitled to vote at the annual meeting, and this ownership percentage must continue through the meeting date. Notice and information requirements set forth in the Spectrum bylaws must also be met. The notice requirements generally require that, among other things, the notice must be delivered to, or received by, Spectrum’s Secretary no earlier than 150 days and no later than 120 days before the anniversary of the date that Spectrum filed its proxy statement for the previous year’s annual meeting. However, if the date of the annual meeting is called for more than 30 days earlier or later than the anniversary date of the most recent annual meeting, then notice by the stockholder is considered timely if not later than the close of business on the earlier of (i) the tenth day after public announcement of the meeting or (ii) the 60th day prior to the date that Spectrum files its proxy statement in connection with the annual meeting. Further, in no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period for giving such notice.
For a special meeting of Spectrum stockholders, the stockholder must give written notice, containing the same information and complying with the form described for the annual meeting, to Spectrum’s

Assertio	Spectrum
Secretary no earlier than 120 days prior to such special meeting and no later than the close of business on the date of (i) the 90th day prior to such special meeting or (ii) the tenth day following the day on which notice of the date of the special meeting was mailed or publicly disclosed, whichever comes first.
Stockholder Proposals

Business may be properly brought before an annual meeting by any stockholder so long as he or she is a stockholder of record both at the time the written notice provided for in the Assertio bylaws is delivered and at the time of the meeting. The stockholder must also be entitled to vote at the meeting and comply with the notice requirements set forth in the Assertio bylaws.
To be timely, a stockholder’s notice must generally be delivered to Assertio’s Secretary no less than 120 days and no more than 150 days prior to the anniversary of the date of immediately precedent annual meeting of stockholders.

Business may be properly brought before an annual meeting by any stockholder so long as he or she is a stockholder of record at the time the written notice provided for in the Spectrum bylaws is delivered. The stockholder must also be entitled to vote at the meeting and comply with the notice requirements set forth in the Spectrum bylaws.
To be timely, a stockholder’s notice must generally be delivered to Spectrum’s Secretary no less than 90 days and no more than 120 days prior to the anniversary of the date of immediately precedent annual meeting of stockholders.

Stockholder Action by Written Consent

The Assertio bylaws permit any action required or permitted to be taken at a stockholders’ meeting to be taken without a meeting, prior notice and a vote pursuant to written consent. The consent must describe the action taken, bear the date of the signatures of the consenting stockholders and be delivered to Assertio in accordance with the Assertio bylaws.
To be effective, a consent must be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize the action at a meeting at which all shares entitled to vote on the action were present and voted.
The Spectrum bylaws and Spectrum charter permit any action required or permitted to be taken at a stockholders’ meeting to be taken without a meeting, without a vote and without prior notice pursuant to written consent. The consent must describe the action taken and, to be effective, signed by the holders of all of the outstanding shares entitled to vote thereon.
Special Stockholder Meetings

The Assertio charter and Assertio bylaws provide that, with limited exceptions, a special meeting of Assertio stockholders:
(i) may be called at any time by the Assertio board of directors, chairman of the Assertio board of directors, the President or the Secretary of Assertio; or
(ii) shall be called by the Chairman of the Assertio board of directors or the Secretary upon the written request or requests of one or more persons who
The Spectrum bylaws provide that a special meeting of Spectrum stockholders may be called by the Spectrum board of directors, the chairman of the Spectrum board of directors or the Chief Executive Officer of Spectrum. Additionally, the board of directors, the chairman of the Spectrum board of directors of the Chief Executive Officer of Spectrum may postpone or reschedule any previously scheduled special meeting.

Assertio	Spectrum

satisfy the following requirements:
(A) own shares representing at least 10% of the voting power of the Assertio stock entitled to vote on the matters to be considered at the proposed special meeting; and
(B) comply with the notice procedures set forth in the Assertio bylaws with respect to any matter that is a proper subject for stockholder action under applicable law.
Except as otherwise required by law, and except as otherwise provided for or fixed pursuant to the Assertio charter or Assertio bylaws, special meetings of Assertio stockholders may not be called by any other person or persons.
Any action permitted by the Assertio bylaws may be considered and voted upon at such stockholder-requested special meeting.

Notice of Stockholder Meetings
Whenever stockholders are required or permitted to take any action at a meeting, they must be given notice that states the place, date and time of the meeting, the record date for determining the stockholders entitled to vote at the meeting the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose of the meeting. Notice must be given no less than ten and no more than 60 days before the date of the meeting.	Whenever stockholders are required or permitted to take any action at a meeting, they shall be given written notice (or notice by electronic communications) that states the place, date and hour of the meeting, the record date for determining the stockholders entitled to vote at the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and, in the case of a special meeting, the purpose of the meeting. Unless otherwise required by law, notice shall be given no less than ten and no more than 60 days before the date of the meeting to each stockholder of record entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.
Adjournment of Stockholder Meetings

A stockholder meeting may be adjourned for any reason by the chair of the meeting or by a majority of the voting power of the stock present in person or represented by proxy at the meeting and entitled to vote thereon.
No notice need be given of any adjourned meeting if the place, date and time of the meeting, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which the adjournment is taken, displayed, during the time scheduled for the meeting, on the same electronic

If quorum shall not be present or represent at any meeting of the stockholders, the majority in voting power of the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present or represented.
If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder entitled

Assertio	Spectrum

network used to enable stockholders and proxyholders to participate in the meeting by means of remote communication, or set forth in the notice of meeting.
If a quorum is present at an adjourned meeting, stockholders may transact any business that may have been transacted at the original meeting. Once a share is represented at a meeting, it will be deemed present for quorum purposes for the remainder of the meeting and for any adjournment thereof, unless a new record date is set for the adjourned meeting. If the adjournment is longer than 30 days, or if a new record date is fixed for the adjourned meeting after the adjournment, notice of the adjourned meeting must be given to each stockholder of record entitled to vote at the adjourned meeting.
to vote at the meeting as of the record date so fixed for notice of such adjourned meeting.
Limitation of Personal Liability of Directors
The Assertio charter provides that no Assertio director will be personally liable to Assertio or its stockholders for monetary damages for breach of his or her fiduciary duty as a director.	The Spectrum charter provides that no Spectrum director will be personally liable to Spectrum or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, with exceptions.
Indemnification of Directors and Officers

The Assertio bylaws provide that Assertio will indemnify any person who is a party or threatened to be made a party to any action or proceeding by reason of the fact that he or she is or was a director or officer of Assertio, or is or was serving at the request of Assertio as a director or officer of another entity, against all expenses, liability and loss, provided that Assertio will indemnify an indemnitee in connection with a proceeding voluntarily initiated by such indemnitee only if such proceeding, or par thereof, was authorized or ratified by the Assertio board of directors to the Assertion board of directors otherwise determined that indemnification or advancement of expenses if appropriate.
Assertio has also entered into indemnity agreements with certain directors and executive officers. These agreements, among other things, indemnify Assertio directors and executive officers for certain expenses (including attorneys’ fees), judgments, fines and settlement payments incurred in any action in connection with the good faith performance of their duties as a director or officer.
Any indemnification will be made by Assertio only as authorized in accordance with the Assertio bylaws. For additional information about Assertio’s indemnification policy, see “Part II: Information

The Spectrum bylaws provide that Spectrum will indemnify any person who was or is made a party or is threatened to be made a party to any action, suit or proceeding by reason of the fact that he or she is or was a director or officer of Spectrum, or is or was serving at the request of Spectrum as a director or officer of another entity (including service with respect to employee benefit plans), against all expenses, liability and loss reasonably incurred or suffered, provided that Spectrum will indemnify an indemnitee in connection with a proceeding initiated by such indemnitee only if such proceeding, or part thereof, was authorized or ratified by the Spectrum board of directors, including any advancements of expenses.
Spectrum has also entered into indemnity agreements with certain directors and executive officers. These agreements, among other things, indemnify Spectrum directors and executive officers for certain claims, liabilities, and expenses (including attorneys’ fees) incurred in any threatened, pending or completed action, suit, proceedings or alternative dispute resolution or inquiry, hearing or investigation that the director or officer determines in good faith might lead to the institution of any such action, suit, proceeding or alternative dispute

Assertio	Spectrum
Not Required in Prospectus — Item 20. Indemnification of Directors and Officers.”	resolution mechanism. Any indemnification will be made by Spectrum only as authorized in accordance with the Spectrum bylaws.
Rights Upon Liquidation
Pursuant to the Assertio charter, after the distribution of all preferential amounts to be distributed to stockholders in the event of liquidation Assertio, common stockholders are entitled to receive all of Assertio’s remaining assets available for distribution.	Pursuant to Section 281(b) of the DGCL, in the event of liquidation, any remaining assets available for distribution will be distributed among the Spectrum stockholders.
Certain Business Combinations

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (i) together with its affiliates and associates, owns or (ii) is an affiliate or associate of the corporation and, together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203, but the Assertio charter has not opted out of Section 203.
The DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above. Assertio’s charter does not provide for a greater vote for a merger, consolidation or sale of substantially all the assets of Assertio.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a business combination with an “interested stockholder” that acquires more than 15% but less than 85% of the corporation’s outstanding voting stock for three years following the time that person becomes an “interested stockholder” (generally defined as a holder who (i) together with its affiliates and associates, owns or (ii) is an affiliate or associate of the corporation and, together with that person’s affiliates and associates, has owned at any time within the previous three years, at least 15% of the corporation’s outstanding shares), unless prior to the date the person becomes an interested stockholder, the corporation’s board of directors approves either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder or the business combination is approved by the corporation’s board of directors and by the affirmative vote of at least two thirds of the corporation’s outstanding voting stock that is not owned by the interested stockholder at a meeting of stockholders (and not by written consent) or other specified exceptions are met. The DGCL allows a corporation’s certificate of incorporation to contain a provision expressly electing not to be governed by Section 203, but the Spectrum charter has not opted out of Section 203.
The DGCL permits a Delaware corporation’s certificate of incorporation to provide for a greater vote for a merger, consolidation or sale of substantially all the assets of a corporation than the vote described above. The Spectrum charter does not provide for a greater vote for a merger, consolidation or sale of substantially all the assets of Spectrum.

Assertio	Spectrum
Exclusive Forum

The Assertio bylaws provide that, unless Assertio selects or consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware is, to the fullest extent permitted by law and subject to applicable jurisdictional requirements (if the Court of Chancery does not have jurisdiction, the Superior Court of the State of Delaware, or if such court does not have jurisdiction, another state court or a federal court located within the State of Delaware), the sole and exclusive forum for any current or former stockholder to being internal corporate claims, or claims in the right of Assertio (a) that are based upon a violation of a duty by a current or former director, officer, employee or stockholder in such capacity; or (b) as to which the DGCL confers jurisdiction upon the Court of Chancery.
See “Risk Factors — The Assertio bylaws designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the U.S. federal district courts as the exclusive forums for substantially all disputes between Assertio and its stockholders, which will restrict the ability of stockholders of the combined company to choose the judicial forum for disputes with the combined company or its directors, officers or employees.”
The Spectrum bylaws provide that, unless Spectrum consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceedings brought on behalf of Spectrum, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of Spectrum to Spectrum or its stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine.
Amendments to Certificate of Incorporation
The Assertio charter provides that Assertio reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in the Assertio charter (including any Preferred Stock Designation, as defined therein), and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to the Assertio charter (including any Preferred Stock Designation) in its present form or as hereafter amended are granted subject to this reservation.	As provided by Section 242 of the DGCL, the Spectrum board of directors may adopt a resolution setting forth the amendment proposed, declaring its advisability, and either calling a special meeting of the Spectrum stockholders entitled to vote in respect thereof for the consideration of such amendment or directing that the amendment proposed be considered at the next annual meeting of the stockholder, which requires an affirmative vote of a majority of the outstanding stock, and of a majority of each class entitled to a class vote, with limited exceptions.
Amendments to Bylaws
The Assertio charter and Assertio bylaws provide that the Assertio board of directors is expressly authorized to adopt, amend or repeal the Assertio bylaws. Except as otherwise required in the Assertio charter, (including the terms of any Preferred Stock	The Spectrum charter and Spectrum bylaws provide that the Spectrum board of directors shall have the power to make, alter, amend, change, add to or repeal the Spectrum bylaws. Subject to the DGCL, the Spectrum charter and Spectrum bylaws, the

Assertio	Spectrum
Designation that require an additional vote) or the Assertio bylaws, and in addition to any requirements of law, the affirmative vote of at least a majority of the voting power of the Assertio stock outstanding and entitled to vote, voting together as a single class, shall be required for Assertio stockholders to adopt, amend or repeal any provision of the Assertio bylaws.	Spectrum board of directors may by an affirmative vote of a majority of the entire Spectrum board of directors amend or repeal the Spectrum bylaws, or adopt other bylaws as in their judgment may be advisable. Subject to any additional vote required by the Spectrum charter, the Spectrum bylaws may be altered, amended or repealed at any annual meeting of the stockholders by a majority of the combined voting power of the then outstanding shares of capital stock of all classes and series of Spectrum entitled to vote.

APPRAISAL RIGHTS
General
If you hold one or more shares of Spectrum common stock, you are entitled to appraisal rights under Delaware law and have the right to have your shares appraised by the Delaware Court of Chancery and receive the “fair value” of such shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) as of completion of the Merger in place of the Merger Consideration, as determined by the court, if you strictly comply with the procedures specified in Section 262 of the DGCL. Failure to timely and properly comply with such statutory requirements will result in the loss of your appraisal rights. Any such Spectrum stockholder awarded “fair value” for its, his or her shares by the court would receive payment of that fair value in cash, together with interest, if any, in lieu of the right to receive the Merger Consideration.
The following discussion is not a full summary of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL that is attached to this proxy statement/prospectus as Annex F, and made publicly available online at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of the shares of Spectrum common stock. The following discussion does not constitute any legal or other advice, nor does it constitute a recommendation that you exercise your rights to seek appraisal under Section 262 of the DGCL.
Under Section 262 of the DGCL, when a Merger is submitted for approval at a meeting of stockholders as in the case of approval of the Spectrum merger proposal, Spectrum, not less than 20 days prior to the meeting, must notify each stockholder who was a Spectrum stockholder on the record date for notice of such meeting with respect to shares for which appraisal rights are available, that appraisal rights are available and include in the notice a copy of Section 262 of the DGCL. This proxy statement/prospectus constitutes the required notice, and the copy of Section 262 of the DGCL is attached to this proxy statement/prospectus as Annex F.
A holder of Spectrum common stock who wishes to exercise appraisal rights or who wishes to preserve the right to do so should review the following discussion and Annex F carefully and consult with legal advisors. Failure to strictly comply with the procedures of Section 262 of the DGCL in a timely and proper manner will result in the loss of appraisal rights under the DGCL. A HOLDER OF SPECTRUM COMMON STOCK WHO IS CONSIDERING WHETHER TO EXERCISE ITS APPRAISAL RIGHTS, IS ENCOURAGED TO CONSULT WITH ITS OWN LEGAL COUNSEL. A HOLDER OF SPECTRUM COMMON STOCK who FAILS TO PERFECT, SUCCESSFULLY WITHDRAWS OR OTHERWISE loses his, her or its appraisal rights will be DEEMED TO HAVE BEEN CONVERTED AS OF THE EFFECTIVE TIME OF THE MERGER INTO THE RIGHT TO RECEIVE THE MERGER CONSIDERATION WITHOUT INTEREST.
How to Exercise and Perfect Your Appraisal Rights
If you are a Spectrum stockholders wishing to exercise the right to seek an appraisal of your shares of Spectrum common stock, you must do ALL of the following:
•
you must not vote in favor of, or otherwise consent in writing to, the approval of the Spectrum merger proposal. Because a proxy that is signed and submitted but does not otherwise contain voting instructions will, unless revoked, be voted in favor of approval of the Spectrum merger proposal, if you submit a proxy and wish to exercise your appraisal rights, you must instruct the proxy to vote your shares against approval of the Spectrum merger proposal or abstain from voting your shares on the approval of the Spectrum merger proposal;

•
you must deliver to Spectrum a written demand for appraisal before the vote on the approval of the Spectrum merger proposal at the special meeting and be a stockholder of record at the time of the making of such demand;

•
you must continuously hold the shares from the date of making the demand through the effective time of the Merger. You will lose your appraisal rights for any of your shares of Spectrum common stock that you transfer before the effective time of the Merger; and

•
you or the surviving corporation in the Merger (or any other stockholder that has properly demanded appraisal rights and is otherwise entitled to appraisal rights) must file a petition in the Delaware Court of Chancery requesting a determination of the fair value of the all shares of Spectrum common stock entitled to appraisal within 120 days after the effective time of the Merger. The surviving corporation is under no obligation to file any such petition in the Delaware Court of Chancery and has no intention of doing so. Accordingly, it is the obligation of the Spectrum stockholders to initiate all necessary action to perfect their appraisal rights in respect of shares of Spectrum common stock within the time prescribed in Section 262 of the DGCL.

Voting, virtually or by proxy, against, abstaining from voting on or failing to vote on the approval of the Spectrum merger proposal will not constitute a written demand for appraisal as required by Section 262 of the DGCL. The written demand for appraisal must be in addition to and separate from any proxy or vote.
Who May Exercise Appraisal Rights?
A demand for appraisal must be executed by or on behalf of the stockholder of record. The demand should set forth, fully and correctly, the stockholder’s name as it appears on the stock certificates (or in the stock ledger). The demand must reasonably inform Spectrum of the identity of the stockholder and that the stockholder intends to demand appraisal of the “fair value” of his, her or its Spectrum common stock. Non-record owners may not directly make appraisal demands to Spectrum. The non-record owner must, in such cases, have the owner of record, such as a bank, brokerage firm or other nominee, submit the required demand in respect of those shares of common stock. A record owner, such as a bank, brokerage firm or other nominee, who holds shares of Spectrum common stock as a nominee for others, may exercise appraisal rights with respect to the shares of Spectrum common stock held for one or more non-record owners, while not exercising this right for other non-record owners. In that case, the written demand should state the number of shares of Spectrum common stock as to which appraisal is sought. Where no number of shares of Spectrum common stock is expressly mentioned, the demand will be presumed to cover all shares of Spectrum common stock held in the name of the record owner.
IF YOU HOLD YOUR SHARES IN BANK OR BROKERAGE ACCOUNTS OR OTHER NOMINEE FORMS, AND YOU WISH TO EXERCISE APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR BANK, BROKERAGE FIRM OR OTHER NOMINEE, AS APPLICABLE, TO DETERMINE THE APPROPRIATE PROCEDURES FOR THE BANK, BROKERAGE FIRM OR OTHER NOMINEE TO MAKE A DEMAND FOR APPRAISAL OF THOSE SHARES. IF YOU HAVE A BENEFICIAL INTEREST IN SHARES HELD OF RECORD IN THE NAME OF ANOTHER PERSON, SUCH AS A BANK, BROKERAGE FIRM OR OTHER NOMINEE, YOU MUST ACT PROMPTLY TO CAUSE THE RECORD HOLDER TO FOLLOW PROPERLY AND IN A TIMELY MANNER THE STEPS NECESSARY TO PERFECT YOUR APPRAISAL RIGHTS.
If you own shares of Spectrum common stock jointly with one or more other persons, as in a joint tenancy or tenancy in common, demand for appraisal must be executed by or for you and all other joint owners. An authorized agent, including an agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in making the demand, such person is acting as agent for the record owner. If you hold shares of Spectrum common stock through a broker who in turn holds the shares through a central securities depository nominee such as Cede & Co., a demand for appraisal of such shares may be made by or on behalf of the depository nominee, identifying the depository nominee as record holder, or in the holder’s own name.
If you elect to exercise appraisal rights under Section 262 of the DGCL, you should mail or deliver a written demand, executed as set forth above, to:

SPECTRUM PHARMACEUTICALS, INC.
Pilot House — Lewis Wharf
2 Atlantic Avenue, 6th Floor
Boston, MA 02110
Attention: Corporate Secretary
Actions After Completion of the Merger
If the Merger is consummated, the surviving corporation in the Merger will give written notice that the Merger has become effective within 10 days after the effective time of the Merger to each stockholder that did not vote in favor of the Merger Agreement and delivered a written demand for appraisal in accordance with Section 262 of the DGCL. At any time within 60 days after the effective time of the Merger, any stockholder that did not commence an appraisal proceeding or join in such a proceeding as a named party will have the right to withdraw such demand and to accept the Merger Consideration in accordance with the Merger Agreement for his, her or its shares of common stock. Within 120 days after the effective time of the Merger, but not later, any stockholder that has complied with the requirements of Section 262 of the DGCL, or the surviving corporation in the Merger, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery, with a copy served on the surviving corporation in the Merger in the case of a petition filed by a stockholder, demanding a determination of the value of the shares of Spectrum common stock held by all such stockholders. The surviving corporation in the Merger is under no obligation to file an appraisal petition and has no intention of doing so. If you desire to have your shares appraised and have otherwise complied with the requirements of Section 262 of the DGCL, you should initiate any petitions necessary for the perfection of your appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.
Within 120 days after the effective time of the Merger, any stockholder that has complied with the provisions of Section 262 of the DGCL will be entitled to receive from the surviving corporation in the Merger, upon written request, a statement setting forth the aggregate number of shares not voted in favor of the approval of the Spectrum merger proposal and with respect to which Spectrum has received demands for appraisal, and the aggregate number of holders of those shares. The surviving corporation in the Merger must mail this statement within the later of 10 days of receipt by the surviving corporation in the Merger of the request therefor or 10 days after expiration of the period for delivery of demands for appraisal. If you are the non-record owner of shares of stock held in a voting trust or by a nominee on your behalf, you may, in your own name, file an appraisal petition or request from the surviving corporation in the Merger the statement described in this paragraph.
If a petition for appraisal is duly filed, and a copy of the petition is delivered to the surviving corporation in the Merger, the surviving corporation in the Merger will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Register in Chancery with a duly verified list containing the names and addresses of all holders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares of Spectrum common stock have not been reached by the surviving corporation. After notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving corporation and to the stockholders shown on the list at the addresses therein stated if ordered by the Court, the Delaware Court of Chancery will then determine which stockholders are entitled to appraisal rights and may require the stockholders demanding appraisal who hold certificated shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings and the Delaware Court of Chancery may dismiss the proceedings as to any stockholder who fails to comply with this direction. Such notice shall also be given by 1 or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Delaware Court of Chancery deems advisable. The forms of the notices by mail and by publication shall be approved by the Delaware Court of Chancery, and the costs thereof shall be borne by the surviving corporation. In addition, and notwithstanding anything herein to the contrary, assuming Spectrum’s shares of common stock remain listed on a national securities exchange immediately prior to the Effective Time (which Spectrum expects to be the case), the Delaware Court of Chancery will dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (i) the total number of shares of Spectrum common stock entitled to appraisal exceeds 1% of the outstanding shares of Spectrum common stock, or (ii) the value of the consideration provided in the Merger for such total number of shares of Spectrum common stock exceeds $1.0 million. Upon application by the surviving corporation or by any stockholder entitled to participate in the appraisal proceeding, the Delaware Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving corporation and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal. Where proceedings are not dismissed or the demand for appraisal is not successfully withdrawn, the appraisal proceeding will be conducted as to the shares of Spectrum common stock owned by such stockholders in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. The Delaware Court of Chancery will thereafter determine the fair value of the shares of Spectrum common stock at the effective time of the Merger held by all stockholders who have properly perfected appraisal rights, exclusive of any element of value arising from the accomplishment or expectation of the Merger. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective time of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective time of the Merger and the date of payment of the judgment. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the stockholders entitled to receive the same, upon surrender by such stockholders of their stock certificates or, in the case of book-entry shares, forthwith. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as just described only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon, if any, to the Spectrum stockholders entitled to receive the same, forthwith in the case of uncertificated stockholders or upon surrender by certificated stockholders to the surviving corporation of their stock certificates.
In determining the fair value, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court has stated that, in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other factors which were known or which could be ascertained as of the date of the Merger which throw any light on future prospects of the merged corporation. The Delaware Supreme Court has recently indicated that transaction price is one of the relevant factors the Court of Chancery may consider in determining fair value and that, absent deficiencies in the sale process, the transaction price should be given “considerable weight.” Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the Merger and not the product of speculation, may be considered.” An opinion of an investment banking firm as to the fairness from a financial point of view of the consideration payable in a Merger is not an opinion as to, and does not in any manner address, fair value under Section 262 of the DGCL. The fair value of your shares as determined under Section 262 of the DGCL could be greater than, the same as, or less than the value of the Merger Consideration. Assertio and the surviving corporation in the Merger do not anticipate offering more than the Merger Consideration to any stockholder exercising appraisal rights and reserve the right to assert, in any appraisal proceeding, that, for purposes of Section 262, the “fair value” of a share of Spectrum common stock is less than the Merger Consideration. No representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery.

If no party files a petition for appraisal within 120 days after the effective time of the Merger, then all stockholders will lose the right to an appraisal, and will instead receive the Merger Consideration described in the Merger Agreement, without interest thereon.
The Delaware Court of Chancery may determine the costs of the appraisal proceeding and may tax those costs against the parties as the Delaware Court of Chancery deems to be equitable under the circumstances. However, costs do not include attorneys and expert witness fees. Each stockholder is responsible for its own attorneys and expert witnesses expenses, although, upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. In the absence of such an order, each party to the appraisal proceeding bears its own expenses.
Any stockholder that has duly demanded an appraisal in compliance with Section 262 of the DGCL will not, after the effective time of the Merger, be entitled to vote the shares of Spectrum common stock subject to that demand for any purpose or receive any dividends or other distributions on those shares, except dividends or other distributions payable to holders of record of shares as of a record date prior to the effective time of the Merger.
Any stockholder that has not commenced an appraisal proceeding or joined such a proceeding as a named party may withdraw a demand for appraisal and accept the Merger Consideration by delivering a written withdrawal of the demand for appraisal to the surviving corporation, except that any attempt to withdraw made more than 60 days after the effective time of the Merger will require written approval of the surviving corporation in the Merger. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any stockholder without the approval of the Delaware Court of Chancery and such approval may be conditioned on the terms the Delaware Court of Chancery deems just, provided, however, that this provision will not affect the right of any stockholder who has not commenced an appraisal proceeding or joined such proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger within 60 days after the effective time of the Merger. If you fail to perfect, successfully withdraw or lose the appraisal right, your shares will be converted into the right to receive the Merger Consideration, without interest thereon.
Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights will result in the loss of appraisal rights. In that event, you will be entitled to receive the Merger Consideration for your shares in accordance with the Merger Agreement, without interest. In view of the complexity of the provisions of Section 262 of the DGCL, if you are a Spectrum stockholder and are considering exercising your appraisal rights under the DGCL, you should consult your own legal advisor.
THE PROCESS OF DEMANDING AND EXERCISING APPRAISAL RIGHTS REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. IF YOU WISH TO EXERCISE YOUR APPRAISAL RIGHTS, YOU SHOULD CONSULT WITH YOUR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL WILL GOVERN.

LEGAL MATTERS
The legality of the shares of Assertio common stock offered hereby will be passed upon for Assertio by Latham & Watkins LLP. Certain U.S. federal income tax considerations relating to the merger will be passed upon for Spectrum by Gibson, Dunn & Crutcher LLP.
EXPERTS
Assertio
The consolidated financial statements of Assertio Holdings, Inc. appearing in Assertio Holdings, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2022, and management’s assessment of the effectiveness of Assertio Holdings, Inc.’s internal control over financial reporting as of December 31, 2022 are incorporated herein by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.
Spectrum
The consolidated financial statements of Spectrum Pharmaceuticals, Inc. as of and for the year ended December 31, 2022, incorporated by reference herein from the Spectrum Pharmaceuticals, Inc. Form 10-K for the year ended December 31, 2022 have been audited by RSM US LLP, an independent registered public accounting firm, as stated in their report thereon incorporated herein by reference, and have been incorporated in this Registration Statement in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

CERTAIN BENEFICIAL OWNERS OF ASSERTIO COMMON STOCK
To Assertio’s knowledge, the following table sets forth certain information regarding the beneficial ownership of Assertio common stock as of June 13, 2023 (except as noted in the footnotes below), the latest practicable date prior to the date of this joint proxy statement/prospectus, by:
•
each member of the Assertio board of directors;

•
each named executive officer of Assertio;

•
the members of the Assertio board of directors and Assertio’s current executive officers as a group; and

•
each person known by Assertio to beneficially own 5% or more of the outstanding shares of Assertio common stock.

Assertio has determined beneficial ownership in accordance with the rules of the SEC. Except as noted in the footnotes below, Assertio believes, based on the information furnished to Assertio, that the persons and entities named in the tables below have sole voting and investment power with respect to all shares of Assertio common stock that he, she or it beneficially owns.
Security Ownership of Assertio Directors and Executive Officers
Unless otherwise noted below, the address of each beneficial owner listed in the table below is Assertio Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.
Name	Aggregate Number of Shares of Common Stock	Number Subject to Convertible Securities Exercisable Within 60 days	%(1)
Daniel A. Peisert	483,341	931,784(2)	2.5%
Paul Schwichtenberg	169,293	314,884(3)	*
Ajay Patel	157,956	314,884(3)	*
Heather L. Mason	156,456	—	*
William T. McKee	34,334	202,569(4)	*
Peter D. Staple	280,496(5)	21,240(6)	*
James L. Tyree	167,308	4,621(7)	*
All directors and executive officers as a group (8 persons)	1,559,483	2,112,001(8)	6.3%

*
Represents less than 1%

(1)
Percentage ownership is based on 56,512,962 shares of Assertio common stock outstanding as of June 13, 2023. Shares of Assertio common stock subject to stock options, restricted stock units and warrants vesting on or before August 12, 2023 (within 60 days of June 13, 2023) are deemed to be outstanding and beneficially owned for purposes of computing the percentage ownership of such person, but are not treated as outstanding for purposes of computing the percentage ownership of other persons. Except as otherwise noted, each person or entity has sole voting and investment power with respect to the shares shown. Unless otherwise noted, none of the shares shown as beneficially owned on this table are subject to pledge.

(2)
Includes 931,784 shares underlying stock options that are currently exercisable.

(3)
Includes 314,884 shares underlying stock options that are currently exercisable.

(4)
Includes (a) 7,317 shares underlying stock options that are currently exercisable and (b) 195,252 vested restricted stock units which are deferred until retirement.

(5)
Includes 3,475 shares of common stock held in trust.

(6)
Includes (a) 11,344 shares underlying stock options that are currently exercisable and (b) 9,896 vested restricted stock units which are deferred until retirement.

(7)
Includes 4,621 shares underlying stock options that are currently exercisable.

(8)
Includes (a) 1,899,718 shares underlying stock options that are currently exercisable and (b) 212,283 vested restricted stock units that are scheduled to vest within 60 days or deferred until retirement.

Security Ownership of Other Beneficial Owners
Based on information available to Assertio as of June 13, 2023, Assertio knew of no person who beneficially owned 5% of the outstanding shares of Assertio common stock, except as set forth below.
Name	Aggregate Number of Shares of Common Stock	%(1)
Michael Gorzynski 595 Madison Avenue, 30th Floor New York, NY 10022(2)	3,834,214	6.8

(1)
Based on 56,512,962 shares outstanding as of June 13, 2023.

(2)
Based on Schedule 13G filed by Michael Gorzynski with the SEC on May 5, 2023. Includes shares owned by Continental General Insurance Company, Continental Insurance Group, Ltd., Continental General Holdings LLC and Percy Rockdale LLC. Mr. Gorzynski has sole voting power as to 0 shares and sole dispositive power as to 0 shares.

CERTAIN BENEFICIAL OWNERS OF SPECTRUM COMMON STOCK
The following table sets forth information regarding the beneficial ownership of Spectrum common stock as of June 13, 2023:
•
each person or entity who is known by Spectrum to beneficially own more than 5% of Spectrum common stock;

•
each of Spectrum’s directors and named executive officers; and

•
all of Spectrum’s directors and executive officers as a group.

Information with respect to beneficial ownership is based upon information furnished to Spectrum by each director, executive officer or stockholder, and on information reported in Schedules 13G filed with the SEC, as the case may be. The amounts and percentages of Spectrum common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Persons who have a right to acquire beneficial ownership of Spectrum common stock within 60 days after June 13, 2023, including any shares of Spectrum common stock subject to an option that has vested or will vest within 60 days after June 13, 2023, are also deemed to be beneficial owners of Spectrum common stock.
Each stockholder’s percentage of beneficial ownership is based on 205,245,727 shares of Spectrum common stock outstanding as of June 13, 2023, plus the number of shares of Spectrum common stock such stockholder has the right to acquire, including through the exercise of options, within 60 days of June 13, 2023.
Unless otherwise indicated below, to Spectrum’s knowledge, all persons listed below have sole voting and investment power with respect to their shares of Spectrum common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o Spectrum Pharmaceuticals, Inc., Pilot House — Lewis Wharf, 2 Atlantic Ave, 6th Floor, Boston, MA 02110.
Name of Beneficial Owner	Number of Shares of Spectrum Common Stock Beneficially Owned	Percentage of Class
5% Stockholders
Hanmi Pharmaceutical Co., Ltd.(1)	15,332,331	7.5%
Armistice Capital, LLC(2)	17,000,000	8.3%
Directors and Named Executive Officers
Thomas J. Riga(3)	3,448,446	1.65%
Keith M. McGahan(4)	1,580,827	*
William L. Ashton(5)	219,529	*
Seth H.Z. Fischer(6)	164,268	*
Juhyun Lim(7)	37,293	*
Jeffrey L. Vacirca, M.D.(8)	434,953	*
Brittany K. Bradrick(9)	27,380	*
All executive officers and directors as a group (8 persons)(10)	5,912,696	2.85%

*
Represents beneficial ownership of less than 1% of outstanding Spectrum common stock.

(1)
The information set forth herein is based solely on information contained in Schedule 13D filed with the SEC on February 1, 2022, by Hanmi. Hanmi has sole voting power and sole dispositive power over 15,332,331 shares of Spectrum common stock. The address for Hanmi is 14 Wiryeseong-daero, Songpa-gu, Seoul, 05545, Republic of Korea.

(2)
The information set forth herein is based solely on information contained in Amendment No. 3 to Schedule 13G filed with the SEC on February 14, 2023, by Armistice Capital, LLC and Steven Boyd (collectively, “Armistice”). Armistice has shared voting power and shared dispositive power over 17,000,000 shares of Spectrum common stock. The address for Armistice is 510 Madison Ave, 7th Floor, New York, NY 10022.

(3)
The number of shares includes 204,471 unvested restricted shares of Spectrum common stock subject to future vesting.

(4)
The number of shares includes 36,770 unvested restricted shares of Spectrum common stock subject to future vesting.

(5)
The number of shares includes 25,000 unvested restricted shares of Spectrum common stock subject to future vesting.

(6)
The number of shares includes 25,000 unvested restricted shares of Spectrum common stock subject to future vesting.

(7)
The number of shares includes 25,000 unvested restricted shares of Spectrum common stock held by Ms. Lim that are subject to future vesting and does not include shares of Spectrum common stock held by Hanmi, for which Ms. Lim disclaims beneficial ownership. The shares of Spectrum common stock held by Hanmi are reported in the table above under 5% Stockholders.

(8)
The number of shares includes 25,000 unvested restricted shares of Spectrum common stock subject to future vesting.

(9)
The number of shares includes 27,380 unvested restricted shares of Spectrum common stock subject to future vesting.

(10)
The number of shares includes 368,621 unvested restricted shares of Spectrum common stock subject to future vesting.

STOCKHOLDER PROPOSALS
Assertio
Assertio will hold an annual meeting of stockholders in 2024, which is referred to as the “Assertio 2024 annual meeting,” regardless of whether the Merger has been completed.
Any stockholder proposals intended to be presented at the Assertio 2024 annual meeting and considered for inclusion in Assertio’s proxy materials must have been received by Assertio no later than the close of business (5:00 p.m. Central Time) December 5, 2023. Such proposals must have been submitted in writing to: Assertio Holdings, Inc., Attn: Corporate Secretary, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045. Such proposals must also meet the other requirements and procedures prescribed by Rule 14a-8 under the Exchange Act relating to stockholder proposals.
Under the Assertio bylaws, nominees for director submitted by stockholders must have been received by Assertio between December 12, 2023 and January 11, 2024. Such proposals must also meet the requirements set forth in the Assertio bylaws.
HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and notices with respect to two or more stockholders sharing the same address by delivering a single proxy statement or a single notice addressed to those stockholders. This process, which is commonly referred to as “householding,” provides cost savings for companies.
Assertio and Spectrum have each previously adopted householding for stockholders of record. As a result, stockholders with the same address and last name may receive only one copy of this joint proxy statement/prospectus from Assertio or Spectrum, as applicable. Registered Assertio or Spectrum stockholders (those who hold shares directly in their name with Assertio’s or Spectrum’s transfer agent) may opt out of householding and receive a separate joint proxy statement/prospectus or other proxy materials by sending a written request to Assertio or Spectrum, as applicable, at the address below.
Some brokers also household proxy materials, delivering a single proxy statement or notice to multiple stockholders sharing an address unless contrary instructions have been received from the affected stockholders. Once you have received notice from your broker that they will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement or notice, or if your household is receiving multiple copies of these documents and you wish to request that future deliveries be limited to a single copy, please notify your broker.
Requests for additional copies of this joint proxy statement/prospectus should be directed to, as applicable: Assertio Holdings, Inc., 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045, Attn: Investor Relations, (224) 419-7106; or Spectrum Pharmaceuticals, Inc., Attn: Corporate Secretary, 18200 Von Karman Ave Suite 700, Irvine, CA 92612, (702) 835-6300.

WHERE YOU CAN FIND MORE INFORMATION
Assertio and Spectrum file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including both Assertio and Spectrum, which you can access at www.sec.gov. In addition, you may obtain free copies of the documents Assertio and Spectrum file with the SEC, including the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part, by going to Assertio’s and Spectrum’s websites at https://www.assertiotx.com and https://www.sppirx.com, respectively. The websites of Assertio and Spectrum are provided as inactive textual references only. The information contained on or accessible through the websites of Assertio and Spectrum (other than the documents listed below that are incorporated by reference herein) does not constitute a part of this joint proxy statement/prospectus, and is not incorporated by reference herein.
Statements contained or incorporated by reference in this joint proxy statement/prospectus regarding the contents of any contract or other document are not necessarily complete, and each such statement is qualified in its entirety by reference to the full text of that contract or other document filed as an exhibit with the SEC. The SEC allows Assertio and Spectrum to “incorporate by reference” in this joint proxy statement/prospectus documents that Assertio and Spectrum file with the SEC, including certain information required to be included in the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. This means that Assertio and Spectrum can disclose important information to you by referring you to those documents. The information incorporated by reference herein is considered to be a part of this joint proxy statement/prospectus, and later information that Assertio and Spectrum file with the SEC will update and supersede that information. Each of Assertio and Spectrum incorporate by reference the following documents and any documents subsequently filed by it pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act and before the date of its applicable special meeting (other than, in each case, those documents, or the portions of those documents or exhibits thereto, deemed to be furnished and not filed in accordance with SEC rules). These documents contain important information about Assertio’s and Spectrum’s businesses and financial performance.
Assertio (SEC File No. 001-39294)
•
Assertio’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed with the SEC on March 8, 2023;

•
Assertio’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 3, 2023;

•
Assertio’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2022, filed with the SEC on May 9, 2023, respectively;

•
Assertio’s Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on February 23, 2023, April 25, 2023, May 15, 2023 and June 14, 2023; and

•
any description of shares of Assertio common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

If you are an Assertio stockholder, you may request a copy of this joint proxy statement/prospectus, any of the documents incorporated by reference in this joint proxy statement/prospectus or other information concerning Assertio, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:
Assertio Holdings, Inc.
Attn: General Counsel
corpgov@assertiotx.com
(224) 419-7106

Spectrum (SEC File No. 001-35006)
•
Spectrum’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as amended by the 10-K/A filed with the SEC on May 1, 2023;

•
Spectrum’s Quarterly Report on Form 10-Q for the fiscal quarters ended March 31, 2023, filed with the SEC on May 11, 2023, respectively;

•
Spectrum’s Current Reports on Form 8-K (excluding any information and exhibits furnished under Item 2.02 or 7.01 thereof) filed with the SEC on January 4, 2023, February 9, 2023, April 3, 2023, April 4, 2023, April 25, 2023, May 1, 2023, May 9, 2023 and May 17, 2023; and

•
any description of shares of Spectrum common stock contained in a registration statement filed pursuant to the Exchange Act and any amendment or report filed for the purpose of updating such description.

If you are a Spectrum stockholder, you may request a copy of this joint proxy statement/prospectus, any of the documents incorporated by reference to this joint proxy statement/prospectus or other information concerning Spectrum, without charge, through the SEC’s website at www.sec.gov or by written or telephonic request to:
Spectrum Pharmaceuticals, Inc.
Attn: Corporate Secretary
corporate.secretary@spectrum.com
Pilot House — Lewis Wharf
2 Atlantic Avenue, 6th Floor
Boston, MA 02110

Annex A

AGREEMENT AND PLAN OF MERGER
among
ASSERTIO HOLDINGS, INC.
SPADE MERGER SUB 1, INC.
and
SPECTRUM PHARMACEUTICALS, INC.
Dated as of April 24, 2023

A-i

A-ii

Exhibits
Exhibit A	Form of Certificate of Merger
Exhibit B	Form of CVR Agreement

A-iii

INDEX OF DEFINED TERMS
Definition	Section
Action	Section 3.9
Agreement	Preamble
Anti-Corruption Laws	Section 3.21
Antitrust Law	Section 5.8(h)
Book-Entry Shares	Section 2.2(c)
Cancelled Shares	Section 2.1(a)(ii)
Certificate of Merger	Section 1.2(b)
Certificates	Section 2.2(b)
Closing	Section 1.2(a)
Closing Date	Section 1.2(a)
COBRA	Section 3.11(c)
Code	Recitals
Company	Preamble
Company 401(k) Plan	Section 5.9(d)
Company Acquisition Proposal	Section 5.4(i)(i)
Company Adverse Recommendation Change	Section 5.4(c)
Company Alternative Acquisition Agreement	Section 5.4(c)
Company Board	Recitals
Company Board Designee	Section 5.20(a)
Company Board Recommendation	Section 3.3
Company Bylaws	Section 3.1(b)
Company Charter	Section 3.1(b)
Company Data Partners	Section 3.20(a)
Company Disclosure Letter	Article III
Company Equity Plans	Section 2.3(a)
Company ESPP	Section 2.3(f)
Company Expenses	Section 7.3(e)
Company Intellectual Property	Section 3.18(a)
Company Intervening Event	Section 5.4(i)(ii)
Company Leased Real Property	Section 3.17(a)
Company Material Adverse Effect	Section 6.3(a)
Company Plan	Section 3.11(a)
Company Products	Section 3.19(c)
Company Real Property Leases	Section 3.17(a)
Company Registered IP	Section 3.18(b)
Company RSU	Section 2.3(b)
Company Safety Notices	Section 3.19(g)
Company SAR	Section 2.3(d)
Company SEC Documents	Section 3.5(a)
Company Shares	Section 2.1(a)(i)
Company Stock Option	Section 2.3(a)

A-iv

Definition	Section
Company Stockholder Approval	Section 3.3
Company Stockholders Meeting	Section 5.6(a)
Company Superior Proposal	Section 5.4(i)(iii)
Company Superior Proposal Notice	Section 5.4(d)(ii)
Company Termination Fee	Section 7.3(b)(iii)
Company Warrant	Section 2.4
Confidentiality Agreement	Section 5.7
Continuation Period	Section 5.9(a)
Contract	Section 3.4(a)
Covered Employees	Section 5.9(a)
Current ESPP Offering Period	Section 2.3(f)
CVR	Section 2.1(a)(i)
Deferred Compensation Plan	Section 5.9(e)
Deferred Compensation Plan Termination	Section 5.9(e)
Delaware Secretary of State	Section 1.2(b)
DGCL	Recitals
Dissenting Shares	2.6
Effective Time	Section 1.2(b)
Employment Laws	Section 3.12(b)
Environmental Laws	Section 3.13(c)(i)
Environmental Permits	Section 3.13(c)(ii)
ERISA	Section 3.11(a)
ERISA Affiliate	Section 3.11(d)
Exchange Act	Section 3.4(b)
Exchange Agent	Section 2.2(a)
Exchange Fund	Section 2.2(b)
Expense Reimbursement Cap	Section 7.3(c)(iii)
FDA	Section 3.19(c)
FDA Ethics Policy	Section 3.19(i)
FDCA	Section 3.19(a)
Form S-4	Section 3.7
Fractional Share Cash Consideration	Section 2.5(b)
GAAP	Section 3.5(b)
Government Official	Section 3.21
Governmental Entity	Section 3.4(b)
Health Care Laws	Section 3.19(a)
HSR Act	Section 3.4(b)
Indemnified Parties	Section 5.13(a)
Intended Tax Treatment	Recitals
IRS	Section 3.11(a)
Joint Proxy Statement/Prospectus	Section 5.6(a)
Labor Agreement	Section 3.12(a)
Law	Section 3.4(a)

A-v

Definition	Section
Liens	Section 3.2(c)
Material Contract	Section 3.15(a)
Materials of Environmental Concern	Section 3.13(c)(iii)
Maximum Annual Premium	Section 5.13(c)
Measurement Date	Section 3.2(a)
Merger	Recitals
Merger Consideration	Section 2.1(a)(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Nasdaq	Section 3.4(b)
Parent	Preamble
Parent Acquisition Proposal	Section 5.5(i)(i)
Parent Adverse Recommendation Change	Section 5.5(c)
Parent Alternative Acquisition Agreement	Section 5.5(c)
Parent Board	Recitals
Parent Board Recommendation	Section 4.3
Parent Bylaws	Section 4.1(b)
Parent Charter	Section 4.1(b)
Parent Closing Price	Section 2.3(a)(i)
Parent Common Stock	Recitals
Parent Disclosure Letter	Article IV
Parent ERISA Affiliate	Section 4.11(d)
Parent Expenses	Section 7.3(d)
Parent Financial Partners	Section 4.23)
Parent Intervening Event	Section 5.5(i)(ii)
Parent Material Adverse Effect	Section 6.2(a)
Parent Plan	Section 4.11(a)
Parent Products	Section 4.18(c)
Parent Registered IP	Section 4.17(b)
Parent Safety Notices	Section 4.18(g)
Parent SEC Documents	Section 4.5(a)
Parent Signing Price	Section 2.3(a)(i)
Parent Stock Issuance	Recitals
Parent Stock Options	Section 4.2(a)
Parent Stockholder Approval	Section 4.3
Parent Stockholders Meeting	Section 5.6(a)
Parent Superior Proposal	Section 5.5(i)(iii)
Parent Superior Proposal Notice	Section 5.5(d)(ii)
Parent Termination Fee	Section 7.3(c)(iii)
Payoff Letter	Section 5.21
Permits	Section 3.10
Personal Information	Section 3.20(a)
Preferred Stock	Section 3.2(a)

A-vi

Definition	Section
Privacy Requirements	Section 3.20(a)
R&D Sponsor	Section 3.18(g)
Relevant Legal Restraint	Section 6.1(b)
Representatives	Section 5.4(a)
SEC	Section 3.5(a)
Securities Act	Section 3.5(a)
Security Incident	Section 3.20(c)
Surviving Corporation	Recitals
Takeover Laws	Section 3.22
Tax Returns	Section 3.14(d)(i)
Taxes	Section 3.14(d)(ii)
Term Loan Amendment	Section 5.21
Term Loan Collateral Agent	Section 5.21
Term Loan Credit Facility	Section 5.21
Term Loan Required Lenders	Section 5.21
Termination Date	Section 7.1(b)(i)
Third Party	Section 5.4(a)
Upfront Consideration	Section 2.1(a)(i)

A-vii

AGREEMENT AND PLAN OF MERGER
This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of April 24, 2023, is made by and among Assertio Holdings, Inc., a Delaware (“Parent”), Spade Merger Sub 1, Inc., a Delaware corporation and a wholly-owned Subsidiary of Parent (“Merger Sub”), and Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company”).
RECITALS
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Parent, Merger Sub and the Company have agreed to enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”);
WHEREAS, for U.S. federal income Tax purposes, the parties hereto intend that (i) the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) (the “Intended Tax Treatment”), and (ii) this Agreement is, and hereby is adopted as, a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a);
WHEREAS, the board of directors of the Company (the “Company Board”) (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company and its stockholders, (b) determined that it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by the Company of this Agreement, the performance by the Company of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (d) subject to Section 5.4, resolved to recommend that the Company’s stockholders vote to adopt this Agreement;
WHEREAS, the board of directors of Parent (the “Parent Board”) (a) determined that the terms of this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Parent and its stockholders, (b) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement, (c) approved the execution and delivery by Parent of this Agreement, the performance by Parent of its covenants and agreements contained herein and the consummation of the Merger and the other transactions contemplated hereby upon the terms and subject to the conditions contained herein and (d) subject to Section 5.5, determined to recommend that the stockholders of Parent approve the issuance of common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”) pursuant to the Merger as contemplated by, and subject to the terms and conditions set forth in, this Agreement and the CVR Agreement (the “Parent Stock Issuance”);
WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board”) (a) approved this Agreement and declared its advisability and (b) resolved to recommend the adoption of this Agreement by the sole stockholder of Merger Sub;
WHEREAS, Parent, as the sole stockholder of Merger Sub, shall adopt this Agreement immediately following the execution of this Agreement upon the recommendation of the Merger Sub Board; and
WHEREAS, Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and the other transactions contemplated by this Agreement and also to prescribe certain terms and conditions to the Merger as specified herein.
AGREEMENT
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

ARTICLE I
THE MERGER
Section 1.1    The Merger.   Upon the terms and subject to the conditions of this Agreement, at the Effective Time and in accordance with the DGCL, Merger Sub shall be merged with and into the Company pursuant to which (i) the separate corporate existence of Merger Sub shall cease, (ii) the Company shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of Delaware as a direct, wholly owned Subsidiary of Parent and (iii) all of the properties, rights, privileges, powers and franchises of the Company and Merger Sub will vest in the Surviving Corporation, and all of the debts, liabilities, restrictions, obligations and duties of the Company will become the debts, liabilities, restrictions, obligations and duties of the Surviving Corporation, all as provided under the DGCL.
Section 1.2    Closing; Effective Time.
(a)   The closing of the Merger (the “Closing”) shall take place at 9:00 a.m., Eastern time, no later than the second Business Day following the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of the last to be satisfied or waived of all conditions to the parties’ respective obligations to effect the Merger set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted hereunder and by applicable Law, waiver of those conditions at the Closing), at the offices of Gibson, Dunn & Crutcher LLP, 200 Park Avenue, New York, NY 10166, unless another date, time or place is agreed to in writing by Parent and the Company; provided, that the Closing may occur remotely via electronic exchange of required Closing documentation in lieu of an in-person Closing, and the parties shall cooperate in connection therewith. The date on which the Closing actually occurs is referred to in this Agreement as the “Closing Date.”
(b)   Subject to the provisions of this Agreement, at the Closing, the parties shall cause a certificate of merger with respect to the Merger in the form set forth as Exhibit A hereto (the “Certificate of Merger”) to be duly executed and filed with the Secretary of State of the State of Delaware (the “Delaware Secretary of State”), in accordance with the relevant provisions of the DGCL. The Merger shall become effective upon the filing of the Certificate of Merger with the Delaware Secretary of State or at such other time as the parties may mutually agree to in writing and as shall be specified in the Certificate of Merger. The date and time when the Merger shall become effective is herein referred to as the “Effective Time.”
Section 1.3    Effects of the Merger.   The Merger shall have the effects provided for in this Agreement and in the applicable provisions of the DGCL.
Section 1.4    Certificate of Incorporation and Bylaws.   From and after the Effective Time, subject to Section 5.12, the certificate of incorporation and the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law (and subject to the provisions of Section 5.12).
Section 1.5    Directors; Officers.   From and after the Effective Time, (i) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified.
Section 1.6    Subsequent Actions.   If, at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of the Company or Merger Sub, as applicable, acquired or to be acquired by the Surviving Corporation as a result of or in connection with the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name of and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation, or otherwise to carry out this Agreement.
ARTICLE II
EFFECT OF THE MERGER ON THE CAPITAL STOCK OF THE CONSTITUENT
CORPORATIONS; EXCHANGE OF CERTIFICATES
Section 2.1    Conversion of Capital Stock.
(a)   Subject to the terms and conditions of this Agreement, at the Effective Time, automatically, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any shares of capital stock of the Company, Parent or Merger Sub, and subject to the provisions of this Article II:
(i)   each share of common stock, par value $0.001 per share, of the Company (such shares, collectively, the “Company Shares”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares), shall be converted automatically into and shall thereafter represent the right to receive (A) a number of validly issued, fully paid and non-assessable shares of Parent Common Stock equal to the Exchange Ratio, subject to Section 2.5 with respect to fractional shares and any required withholding of Taxes pursuant to Section 2.6 (the “Upfront Consideration”), and (B) one contingent value right per share (a “CVR”) which shall represent the right to receive the Milestone Payments (as defined in the CVR Agreement), at the times and in the form provided for in the CVR Agreement (the Upfront Consideration plus one CVR, collectively, the “Merger Consideration”). Each CVR issued as a portion of the Merger Consideration hereunder will be issued in book-entry form pursuant to Section 2.3 of the CVR Agreement and will not be evidenced by a certificate or other instrument.
(ii)   each Company Share held in the treasury of the Company or held directly by Parent, Merger Sub, the Company or any wholly-owned Subsidiary of the Company immediately prior to the Effective Time shall automatically be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor (such shares, the “Cancelled Shares”); and
(iii)   each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and non-assessable share of common stock, par value $0.01 per share, of the Surviving Corporation with the same rights, powers, and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.
(b)   If at any time during the period between the date of this Agreement and the Effective Time (and as permitted by Article V), any change in the outstanding shares of capital stock of Parent or the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, merger or other similar transaction, then the Merger Consideration and any other amounts payable pursuant to this Agreement or the CVR Agreement shall be adjusted to the extent appropriate to provide the same economic effect as contemplated by this Agreement prior to such action; provided that nothing in this Section 2.1 shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.
Section 2.2    Exchange and Payment.
(a)   Appointment of Exchange Agent.   Prior to the mailing of the Joint Proxy Statement/Prospectus, Parent shall enter into an agreement (in a form reasonably acceptable to the Company) with a commercial bank or trust company (reasonably acceptable to the Company (it being agreed that either of the existing transfer agents for the Company and Parent shall be deemed reasonably acceptable)) to act as an exchange agent (the “Exchange Agent”) for the purpose of paying the Upfront Consideration and the Exchange Agent’s other responsibilities under this Agreement.

(b)   Prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Exchange Agent (i) the aggregate Fractional Share Cash Consideration payable in the Merger to holders of Company Shares and (ii) evidence of Parent Common Stock in book-entry form representing the number of shares of Parent Common Stock sufficient to deliver the aggregate Upfront Consideration payable in the Merger to holders of Company Shares (such cash and book-entry shares, together with any dividends or distributions with respect thereto, the “Exchange Fund”).
(c)   The Exchange Fund shall not be used for any purpose other than to fund payments in respect of Company Shares converted into Upfront Consideration pursuant to Section 2.1(a), except as provided in this Agreement (including payment of the Fractional Share Cash Consideration). For the avoidance of doubt, Parent shall not be required to deposit any funds or shares of Parent Common Stock related to any CVR with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. Parent shall pay all charges and expenses of the Exchange Agent incurred by it in connection with the exchange of Company Shares for the Upfront Consideration. At or prior to the Effective Time, Parent shall duly authorize, execute and deliver, and shall ensure that the Rights Agent duly authorizes, executes and delivers, the CVR Agreement.
(d)   As promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of record of an outstanding certificate or outstanding certificates (“Certificates”) that immediately prior to the Effective Time represented outstanding Company Shares that were converted into the right to receive the Merger Consideration with respect thereto pursuant to Section 2.1(a), (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates held by such Person shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (ii) instructions for use in effecting the surrender of such Certificates in exchange for the Merger Consideration payable with respect thereto pursuant to Section 2.1(a), the Fractional Share Cash Consideration payable pursuant to Section 2.5 and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.2(k) below. Upon surrender of a Certificate to the Exchange Agent, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such Certificate shall be entitled to receive in exchange therefor the Merger Consideration for each Company Share formerly represented by such Certificate (subject to deduction for any required withholding Tax), and the Certificate so surrendered shall forthwith be cancelled and any shares of Parent Common Stock issued in connection with the foregoing shall be in non-certificated book-entry form. As promptly as reasonably practicable after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to deliver to each holder of record immediately prior to the Effective Time of (1) uncertificated Company Shares represented by book entry (“Book-Entry Shares”) and (2) Certificates, the Merger Consideration payable with respect thereto pursuant to Section 2.1(a), the Fractional Share Cash Consideration payable pursuant to Section 2.5, any dividends or other distributions such holder is entitled to receive pursuant to Section 2.2(k) below, in each case without the need for receipt of any further documentation, including any “agent’s message” or other evidence of surrender. The shares of Parent Common Stock issued in connection with the foregoing shall be in non-certificated book-entry form. No interest will be paid or accrued for the benefit of holders of Certificates or Book-Entry Shares on the Merger Consideration payable in respect of Certificates or Book-Entry Shares.
(e)   If payment of the Merger Consideration or Fractional Share Cash Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate or Book-Entry Share is registered, it shall be a condition of payment that such Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer or such Book-Entry Share shall be properly transferred and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate or Book-Entry Share surrendered or shall have established to the satisfaction of Parent that such Tax either has been paid or is not applicable.
(f)   Until surrendered as contemplated hereby, each Certificate or Book-Entry Share shall be deemed at any time after the Effective Time to represent only book-entry shares representing the aggregate Merger Consideration that such holder has the right to receive pursuant to Section 2.1(a) and this Article II, the Fractional Share Cash Consideration payable pursuant to Section 2.5 and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.2(k) below, in each case, in respect of Company Shares theretofore represented by such Certificate or Book-Entry Shares, as applicable, without any interest thereon.
(g)   The Merger Consideration, the Fractional Share Cash Consideration and any dividends or other distributions payable pursuant to Section 2.2(k) paid upon the surrender of Certificates or Book-Entry Shares in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the Company Shares formerly represented by such Certificates or Book-Entry Shares. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the Company Shares that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation or the Exchange Agent for transfer or transfer is sought for Book-Entry Shares, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II, subject to applicable Law in the case of Dissenting Shares.
(h)   The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent, on a daily basis; provided, that any investment of such cash shall in all events be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively. If for any reason (including investment losses) the cash in the Exchange Fund is insufficient to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall cause the Surviving Corporation to promptly deposit cash into the Exchange Fund in an amount which is equal to the deficiency in the amount of cash required to fully satisfy such cash payment obligations. Any interest and other income resulting from such investments shall be payable to the Surviving Corporation or such other party as may be determined by Parent.
(i)   At any time following the date that is 12 months after the Effective Time, the Surviving Corporation shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) which have been made available to the Exchange Agent and which have not been disbursed to holders of Certificates or Book-Entry Shares, and thereafter such holders shall be entitled to look to Parent and the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) only as general creditors thereof with respect to the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.2(k) and Fractional Share Cash Consideration payable with respect thereto pursuant to Section 2.5) payable upon due surrender of their Certificate or Book-Entry Shares. Notwithstanding the foregoing, neither the Surviving Corporation nor Parent shall be liable to any holder of Company Shares for any amounts paid to a public official pursuant to applicable abandoned property, escheat, or similar Laws. Any amounts remaining unclaimed by holders of the Company Shares two years after the Effective Time, or such earlier date, immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of the Surviving Corporation (or, at the option of Parent, Parent) free and clear of any claims or interest of any Person previously entitled thereto.
(j)   If any Certificate shall have been lost, stolen or destroyed, upon the holder’s compliance with the replacement requirements established by the Exchange Agent, including, if necessary, an indemnity by such Person for any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Merger Consideration, the Fractional Share Cash Consideration and any dividends or other distributions payable with respect thereto pursuant to Section 2.2(k), payable in respect thereof pursuant to this Agreement.
(k)   No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common

Stock shall be paid to any such holder pursuant to Section 2.5, in each case until the holder of such Certificate or Book-Entry Share shall have surrendered such Certificate or Book-Entry Share in accordance with this Article II. Following the surrender of any Certificate or Book-Entry Share, there shall be paid to the holder of the Certificate or Book-Entry Share representing shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.5 and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.
Section 2.3    Treatment of Options and Other Equity-Based Awards.
(a)   At the Effective Time, each option (other than an option under the Company ESPP) (each, a “Company Stock Option”) to purchase Company Shares granted under the Company’s 2009 Equity Incentive Plan, 2018 Equity Incentive Plan, 2022 Employment Inducement Incentive Award Plan or any other equity incentive plan or arrangement (the “Company Equity Plans”), that is outstanding as of immediately prior to the Effective Time, shall, if unvested, become vested, and automatically and without any required action on the part of the holder or the Company (other than as provided in Section 2.3(h) hereof), be cancelled and:
(i)   With respect to any Company Stock Options with an exercise price per share that is less than the value of the Upfront Consideration (each such Company Stock Option, an “In-the-Money Stock Option”), converted into the right to receive (i) a number of shares of Parent Common Stock, subject to Section 2.5 with respect to fractional shares and any required withholding of Taxes pursuant to Section 2.6, that is equal to the quotient of (A) the product of (x) the total number of Company Shares underlying the Company Stock Option multiplied by (y) the excess, if any, of the value of the Upfront Consideration over the exercise price of such Company Stock Option, divided by (B) the average of the daily volume-weighted average price per share of Parent Common Stock calculated based on the ten (10) consecutive trading days ending two trading days prior to the date of this Agreement (the “Parent Signing Price”) and (ii) a number of CVRs equal to the number of Company Shares underlying such Company Stock Option.
(ii)   With respect to any Company Stock Options with an exercise price per share that is equal to or greater than the value of the Upfront Consideration and less than the sum of the Upfront Consideration and the maximum amount payable under a CVR (each, a “Contingent In-the-Money Stock Option”), converted into the right to receive a number of CVRs equal the number of Company Shares underlying such Company Stock Option; provided, however, that the payment, if any, under each CVR shall be reduced by the amount by which the exercise price per share exceeds the value of the Upfront Consideration; provided, further that, for the avoidance of doubt, such Contingent In-the-Money Stock Option shall not entitle the holder thereof to receive any shares of Parent Common Stock, cash or other consideration in connection with the Effective Time.
(iii)   With respect to any Company Stock Options with an exercise price per share that is equal to or greater than the value of the Merger Consideration (each, an “Underwater Company Stock Option”), the holder of such Underwater Company Stock Option receive no consideration and, effective as of immediately prior to the Effective Time, shall have no further rights thereto.
(b)   At the Effective Time, each restricted stock unit (each, a “Company RSU”) with respect to Company Shares granted under the Company Equity Plans, whether vested or unvested, that is outstanding immediately prior to the Effective Time shall become fully vested, and the holder of such Company RSUs shall, automatically and without any required action on the part of the holder thereof or the Company, receive the Merger Consideration.
(c)   At the Effective Time, each unvested restricted Company Share granted under the Company Equity Plans that is outstanding immediately prior to the Effective Time shall automatically and without any required action on the part of the holder thereof or the Company fully vest and be treated as specified in Section 2.1.
(d)   At the Effective Time, each stock appreciation right (each, a “Company SAR”) with respect to Company Shares granted under any Company Equity Plan that is outstanding as of immediately prior to the Effective Time, shall, if unvested, become vested, and automatically and without any required action on the part of the holder or the Company (other than as provided in Section 2.3(h) hereof), be cancelled and:
(i)   With respect to any Company SARs with an exercise price per share that is less than the value of the Upfront Consideration (each such Company SAR, an “In-the-Money SAR”), converted into the right to receive (i) a number of shares of Parent Common Stock, subject to Section 2.5 with respect to fractional shares and any required withholding of Taxes pursuant to Section 2.6, that is equal to the quotient of (A) the product of (x) the total number of Company Shares underlying the Company SAR multiplied by (y) the excess, if any, of the value of the Upfront Consideration over the exercise price of such Company SAR, divided by (B) the Parent Signing Price and (ii) a number of CVRs equal to the number of Company Shares underlying such Company SAR.
(ii)   With respect to any Company SARs with an exercise price per share that is equal to or greater than the value of the Upfront Consideration and less than the sum of the Upfront Consideration and the maximum amount payable under a CVR (each, a “Contingent In-the-Money SAR”), converted into the right to receive a number of CVRs equal the number of Company Shares underlying such Company SAR; provided, however, that the payment, if any, under each CVR shall be reduced by the amount by which the exercise price per share exceeds the value of the Upfront Consideration; provided, further that, for the avoidance of doubt, such Contingent In-the-Money SAR shall not entitle the holder thereof to receive any shares of Parent Common Stock, cash or other consideration in connection with the Effective Time.
(iii)   With respect to any Company SAR with an exercise price per share that is equal to or greater than the value of the Merger Consideration (each, an “Underwater Company SAR”), the holder of such Underwater Company SAR receive no consideration and, effective as of immediately prior to the Effective Time, shall have no further rights thereto.
(e)   The Surviving Corporation shall pay the holders of Company Stock Options, Company RSUs and Company SARs the cash payments described in this Section 2.3 (with respect to fractional shares) through the Surviving Corporation’s payroll system (or, for individuals who are not current or former employees, directly to such individuals) promptly after the Effective Time, but in any event not later than the first regularly scheduled pay date that is at least three (3) Business Days after the Effective Time. Parent shall cause its transfer agent to issue to the holders of Company Stock Options, Company RSUs, and Company SARs, the shares of Parent Common Stock and the CVRs, as applicable, as described in this Section 2.3 and the CVR Agreement, as applicable, promptly after the Effective Time, but in any event not later than the third Business Day after the Effective Time.
(f)   As soon as practicable following the date hereof, the Company shall take all actions with respect to the Company’s Employee Stock Purchase Plan (the “Company ESPP”) that are necessary to provide that: (i) with respect to any offering period in effect as of the date hereof (the “Current ESPP Offering Period”), no employee who is not a participant in the Company ESPP as of the date hereof may become a participant in the Company ESPP and no participant may increase the percentage amount of his or her payroll deduction election from that in effect on the date hereof for the Current ESPP Offering Period; (ii) subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time; (iii) the Company ESPP shall be suspended and no new offering period shall be commenced under the Company ESPP prior to the termination of this Agreement; and (iv) if any Current ESPP Offering Period is still in effect at the Effective Time, then the last day of such Current ESPP Offering Period shall be accelerated to a date before the Closing Date determined by the Company Board (or relevant committee thereof) in its discretion and the final settlement or purchase of Company Shares thereunder shall be made on that day and such Company Shares shall be treated as specified in Section 2.1.

(g)   Prior to the Effective Time, the Company shall adopt such resolutions and take all other action (including, as applicable, providing advance notice to holders of Company Stock Options and Company SARs) as may be reasonably required to effectuate the provisions of this Section 2.3.
(h)   Notwithstanding the foregoing, to the extent Parent and any holder of Company Stock Options, Company RSUs, unvested restricted Company Shares, or Company SARs agree in writing to different treatment of such Company Stock Options, Company RSUs, unvested restricted Company Shares, or Company SARs, as applicable, then the terms of such written agreement shall apply in lieu of the treatment described in this Section 2.3.
Section 2.4    Treatment of Warrant.   At the Effective Time, each Warrant (the “Company Warrant”), under that certain Warrant to Purchase Stock, dated as of September 21, 2022, by and between the Company and SLR Investment Corp., a Maryland corporation, that is outstanding immediately prior to the Effective Time shall be cancelled and, in exchange therefor, the Surviving Corporation shall pay to each former holder of any such cancelled Company Warrant as soon as practicable following the Effective Time (i) a number of shares of Parent Common Stock equal to (A) the product of (x) the excess of $1.10 over the exercise price per Company Share under such Company Warrant, and (y) the number of Company Shares subject to such Company Warrant, multiplied by (B) the Exchange Ratio, and (ii) one CVR for Company Share underlying such Company Warrant, in each case, without interest, and subject to deduction for any required withholding Tax.
Section 2.5    No Fractional Shares.
(a)   No fractional shares of Parent Common Stock shall be issued in connection with the Merger, and no certificate or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares or any other provision of Article II, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent.
(b)   Notwithstanding any other provision of this Agreement, each holder of Company Shares converted pursuant to the Merger who would otherwise be entitled to receive a fraction of a share of Parent Common Stock (or holder of other equity interests of the Company who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock pursuant to the provisions of Section 2.3) (after aggregating all fractional shares of Parent Common Stock otherwise issuable to such holder pursuant to Section 2.1(a)) shall, in lieu thereof and upon surrender of such holder’s Certificates and Book-Entry Shares, as applicable, be paid in cash the dollar amount (rounded to the nearest whole cent), without interest and subject to any required tax withholding, determined by multiplying such fraction by the average of the daily volume-weighted average price per share of Parent Common Stock calculated based on the ten (10) consecutive trading days ending two trading days prior to the date of this Agreement (the “Fractional Share Cash Consideration”). No such holder shall be entitled to dividends, voting rights or any other rights in respect of any fractional share of Parent Common Stock that would otherwise have been issuable as part of the Merger Consideration. As soon as practicable after the determination of the amount of the Fractional Share Cash Consideration, if any, to be paid to holders of the Company Shares in respect of any fractional shares, the Exchange Agent shall make available such amounts to the holders of the Company Shares entitled to receive such cash. The payment of Fractional Share Cash Consideration in lieu of fractional share interests pursuant to this Section 2.5(b) is not a separately bargained-for consideration but merely represents a mechanical rounding-off of the fractions in the exchange.
Section 2.6    Tax Withholding.   Each of Parent, the Exchange Agent, the Rights Agent, Merger Sub, the Company, the Surviving Corporation, and their respective Affiliates, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement or the CVR Agreement, any amounts as are required to be deducted and withheld with respect to the making of such payment pursuant to the Code or any other applicable tax Law. In the event any such deduction and withholding are required to be made in respect of Parent Common Stock to be received by a holder of Company Shares in the Merger, such deduction and withholding shall be satisfied by reducing the number of shares of Parent Common Stock to which such holder otherwise would be entitled under this Agreement by a number of shares equal to (x) the dollar amount of such deduction and withholding, divided by (y) the Parent Signing

Price. To the extent that amounts are so deducted or withheld and paid over or remitted to the appropriate Governmental Entity, such amounts shall be treated for all purposes of this Agreement or the CVR Agreement, as applicable, as having been paid to the Person in respect of which such deduction and withholding were made.
Section 2.7    Dissenting Shares.   Notwithstanding anything in this Agreement to the contrary, Company Shares issued and outstanding immediately prior to the Effective Time (other than, for the avoidance of doubt, any Cancelled Shares) that are held by any holder who is entitled to demand and properly demands appraisal of such Company Shares pursuant to, and complies in all respects with, Section 262 of the DGCL (“Dissenting Shares”) shall not be converted into or be exchangeable for the right to receive the Merger Consideration, but instead at the Effective Time shall become entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Effective Time all Dissenting Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder (or beneficial owner) of Dissenting Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL. Dissenting Shares shall be treated in accordance with Section 262 of the DGCL. If any such holder fails to perfect or waives, withdraws or loses any such right to appraisal, each such Company Share of such holder shall thereupon cease to constitute Dissenting Shares and the right of such holder to be paid the fair value of such holder’s Dissenting Shares under Section 262 of the DGCL shall be forfeited and cease. If such forfeiture shall occur, following the Effective Time, each such Company Share of such holder shall be converted into and become exchangeable only for the right to receive the Merger Consideration in accordance with Section 2.1(a), without interest. The Company shall serve prompt notice to Parent of any demands received by the Company for appraisal of any Company Shares, and Parent shall have the right to, and the Company shall provide Parent the opportunity to, participate in all negotiations and proceedings with respect to such demands and the exercise of any appraisal rights under the DGCL. The Company shall not, without the prior written consent of Parent, make any payment with respect to, offer to compromise or settle or compromise or settle, or approve any withdrawal of any such demands.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except (a) as disclosed or reflected in the Company SEC Documents filed and publicly available after January 1, 2021 but at least one Business Day prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by the Company to Parent concurrently with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to the extent to which the relevance of such information is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other subsections), the Company represents and warrants to Parent and Merger Sub as follows:
Section 3.1    Organization, Standing and Power.
(a)   The Company (i) is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed to do business and is in good standing(with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failure to have such power and authority or to be so qualified or licensed or in good standing that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect.
(b)   The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Company’s certificate of incorporation (the “Company Charter”) and bylaws

(the “Company Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. The Company is not in violation of any provision of the Company Charter or Company Bylaws.
(c)   Each of the Company’s Subsidiaries (i) is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization, (ii) has all requisite corporate or similar power and authority to own, lease and operate its properties and to carry on its business as now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except in each case of clauses (i), (ii) and (iii), that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect.
(d)   The Company has previously furnished or otherwise made available to Parent a true and complete copy of the Organizational Documents of each Subsidiary of the Company, in each case as amended to the date of this Agreement, and each such Organizational Document as so delivered is in full force and effect. Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, no such Subsidiary is in violation of any of the provisions of such Organizational Documents.
Section 3.2    Capital Stock.
(a)   The authorized capital stock of the Company consists of (i) 300,000,000 Company Shares and (ii) 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”). As of April 21, 2023 (the “Measurement Date”), (1) 205,284,506 Company Shares were issued and outstanding, all of which were validly issued, fully paid and non-assessable and were free of preemptive rights, (2) 1,489,315 of such Company Shares were unvested restricted shares, (3) no Company Shares were held in treasury, (4) no shares of Preferred Stock were outstanding, (5) 454,545 Company Shares were issuable upon exercise of the Company Warrant, (6) an aggregate of 5,516,641 Company Shares were subject to or otherwise deliverable in connection with outstanding Company RSUs (at the target level of performance), (7) 18,368,256 (vested and unvested) Company Shares were issuable upon the exercise of outstanding Company Stock Options, (8) 2,664,213 Company Shares were subject to outstanding Company SARs, (9) 636,473 Company Shares were issuable pursuant to the Current ESPP Offering Period assuming the fair market value of a Company Share on the last day of the Current ESPP Offering Period is $0.31, the Current ESPP Offering Period ends on its regularly scheduled date, all current elections to participate remain in effect and no new elections to participate are permitted and (10) 4,361,610 Company Shares were available for issuance of future awards under any other Company equity compensation plan or arrangement.
(b)   Except as set forth above and except for changes since the Measurement Date resulting from the exercise of Company Stock Options outstanding on such date, as of the date of this Agreement, (1) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of the Company, (B) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company or (C) options or other rights to acquire from the Company, and no obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company, (2) there are no outstanding obligations of the Company or any Subsidiary of the Company to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or Subsidiary of the Company, (3) there are no other options, calls, warrants, rights of first refusal or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party, (4) there are no bonds, debentures, notes or other indebtedness of the Company or any Subsidiary of the Company issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote, and (5) there is no Contract to which the Company or its Subsidiaries is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Shares or capital or other equity interests of any Subsidiary of the Company.
(c)   Each of the outstanding shares of capital stock of each of the Company’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and all such shares are owned by the Company or another wholly-owned Subsidiary of the Company and are owned free and clear of all security interests, liens, claims, pledges, agreements, limitations in voting rights, charges or other encumbrances (collectively, other than encumbrances under applicable securities Laws, “Liens”) of any nature whatsoever, except where any such failure to own any such shares free and clear, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect. Section 3.2(c) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company and its jurisdiction of incorporation or organization.
(d)   With respect to each Company RSU, Company Stock Option, Company SAR, and unvested restricted Company Share granted under the Company Equity Plans (each, a “Company Award”), Section 3.2(d) of the Company Disclosure Letter sets forth (i) the name or identification number of each holder of such Company Award; (ii) the type of Company Award; (iii) the name of the relevant Company Equity Plan under which the Company Award was issued; (iv) the date of grant; (v) the number of Company Shares covered by such Company Award and any portion of the Company Award, if applicable, that has been forfeited, cancelled or exercised; and (vi) the cash exercise price per Company Share of such Company Award, if applicable.
(e)   All Company Awards were issued under the Company’s 2009 Equity Incentive Plan, 2018 Equity Incentive Plan and 2022 Employment Inducement Incentive Award Plan.
Section 3.3    Authority.   The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to the adoption and approval of this Agreement by the holders of at least a majority in combined voting power of the Company Shares issued and outstanding on the record date for the Company Stockholder Meeting and entitled to vote on the proposal to adopt this Agreement (the “Company Stockholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, subject, in the case of the consummation of the Merger, to obtaining the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the Company Board has approved and declared advisable this Agreement and the transactions contemplated hereby and, subject to Section 5.4, has directed that this Agreement be submitted to a vote of the Company’s stockholders, resolved to recommend that the Company’s stockholders adopt and approve this Agreement and the transactions contemplated hereby (the “Company Board Recommendation”) and resolved to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus. The Company Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of the Company necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.
Section 3.4    No Conflict; Consents and Approvals.
(a)   The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not (i) conflict with or violate the Company Charter or Company Bylaws or the equivalent Organizational Documents of any of the Company’s Subsidiaries, (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any law, rule, regulation, order, judgment or decree (collectively, “Law”) applicable to the Company or any of its Subsidiaries or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit or other instrument or obligation (each, a “Contract”) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect.
(b)   The execution, delivery and performance of this Agreement by the Company, and the consummation by the Company of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any governmental or regulatory (including stock exchange) authority, agency, court commission, or other governmental body (each, a “Governmental Entity”), except for (i) such filings as may be required under applicable requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (iii) such filings as necessary to comply with the applicable requirements of The Nasdaq Stock Market (“Nasdaq”), (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification, in each case with respect to a Governmental Entity, the failure of which to make or obtain that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect.
Section 3.5    SEC Reports; Financial Statements.
(a)   The Company has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the U.S. Securities and Exchange Commission (the “SEC”) since January 1, 2021 (all such forms, reports, statements, certificates and other documents filed since January 1, 2021 and prior to the date hereof, collectively, the “Company SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”) and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of the Company has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2021. Since January 1, 2021 no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither the Company nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(b)   The audited consolidated financial statements of the Company (including any related notes thereto) included in or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) have been prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present in all material respects the consolidated financial position of the Company and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments.
(c)   The Company maintains, and at all times since January 1, 2021 has maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC under the Exchange Act. The Company maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2022. The Company has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.
(d)   Since January 1, 2021, (i) none of the Company or any Subsidiary of the Company nor, to the knowledge of the Company, any director or officer of the Company or any Subsidiary of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of the Company or any Subsidiary of the Company or any material complaint, allegation, assertion or claim from employees of the Company or any Subsidiary of the Company regarding questionable accounting or auditing matters with respect to the Company or any Subsidiary of the Company, and (ii) to the knowledge of the Company, no attorney representing the Company or any Subsidiary of the Company, whether or not employed by the Company or any Subsidiary of the Company, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, any Subsidiary of the Company or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof, or to the General Counsel or Chief Executive Officer of the Company.
(e)   As of the date hereof, the Company is in compliance in all material respects with all current listing requirements of Nasdaq.
(f)   Neither the Company nor any Subsidiary of the Company is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).
(g)   As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents, and none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review or investigation.
Section 3.6    No Undisclosed Liabilities.   Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, absolute, determined, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in the Company’s consolidated balance sheet as of December 31, 2022 (or the notes thereto) included in the Company SEC Documents, (b) incurred in the ordinary course of business since January 1, 2023, (c) incurred pursuant to the transactions contemplated by this Agreement or the CVR Agreement and (d) that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect.
Section 3.7    Certain Information.   The information supplied or to be supplied by the Company specifically for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the Parent Stock Issuance (as amended or supplemented from time to time, the “Form S-4”) shall not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Form S-4. The Joint Proxy Statement/Prospectus will not, at the date the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by the Company with respect to statements made therein based on information supplied by or on behalf of Parent or Merger Sub specifically for inclusion in the Joint Proxy Statement/Prospectus.
Section 3.8    Absence of Certain Changes or Events.   Since January 1, 2023 through the date of this Agreement, (a) the businesses of the Company and its Subsidiaries have been conducted in the ordinary course of business in all material respects and in a manner consistent with past practice, and neither the Company nor any of its Subsidiaries has undertaken any action that if proposed to be taken after the date of this Agreement would require Parent’s consent pursuant to Section 5.1(b)(iii), (v), (viii), (xi), (xii), (xv) or, as it relates solely to any of the foregoing clauses, Section 5.1(b)(xx), and (b) there has not been any Effect that has constituted or resulted in, or that would reasonably be expected to constitute or result in, a Company Material Adverse Effect.
Section 3.9    Litigation.   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, (a) there is no suit, claim, action, proceeding, arbitration, mediation or investigation, whether civil, legal or administrative, before any court or public or private body or tribunal or other Governmental Entity (each, an “Action”) pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of their respective properties or assets, (b) neither the Company nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity and (c) there are no subpoenas, civil investigative demands or other written requests for information issued to the Company or any of its Subsidiaries relating to potential or actual violations of any Law that are pending or, to the knowledge of the Company, threatened, or any investigations or claims against or affecting the Company or any of its Subsidiaries, or any of their respective properties or assets, relating to potential or actual violations of any Law.
Section 3.10    Compliance with Laws.   Except as provided in Section 3.10 of the Company Disclosure Letter, the Company and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance, individually or the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has, during the three-year period prior to the date of this Agreement: (i) to the knowledge of the Company, received any written notice or verbal notice from any Governmental Entity regarding any potential or actual material violation by the Company or any of its Subsidiaries of any Law; or (ii) provided any notice to any Governmental Entity regarding any potential or actual material violation by the Company or any of its Subsidiaries of any Law. The Company and its Subsidiaries have in effect all permits, registrations, licenses, exemptions, authorizations, franchises, orders, clearances and approvals of all Governmental Entities (collectively, “Permits”) necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company

Material Adverse Effect. Except, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, (x) all Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of the Company, no suspension or cancellation of any such Permit is threatened, (y) all fees and assessments due and payable in connection with the Permits have been timely paid, and (z) the Company and each of its Subsidiaries is in compliance with the terms and requirements of all Company Permits.
Section 3.11    Benefit Plans.
(a)   Section 3.11(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Plan. For purposes of this Agreement, “Company Plan” means each “employee benefit plan” (within the meaning of section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), each “multiemployer plans” (within the meaning of ERISA section 3(37)), and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other plans, agreements, programs, policies or other arrangements providing compensation or benefits, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of the Company or its Subsidiaries has any present or future right to benefits or the Company or its Subsidiaries has had or has any present or future material liability or which is sponsored, maintained or contributed to by the Company or its Subsidiaries. With respect to each material Company Plan, the Company has furnished or made available to Parent a current, accurate and complete copy thereof (or, in the case of an unwritten Company Plan, a summary of the material terms and conditions thereof) and, to the extent applicable: (i)   any related trust agreement or other funding instrument (including insurance contracts), (ii) the most recent determination, advisory or opinion letter from the Internal Revenue Service (the “IRS”), (iii) any summary plan description and summary of material modifications thereto and other equivalent written communications by the Company or its Subsidiaries to their employees concerning the extent of the benefits provided under a Company Plan; (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports, (D) attorney’s response to an auditor’s request for information and (E) non-discrimination and other testing results for 2020, 2021 and 2022; and (v) copies of all material non-routine correspondence with any Governmental Entity in the past three years (including any filings under the Company Plans’ “Compliance Resolution System” or the Department of Labor Delinquent Filer Program).
(b)   With respect to the Company Plans:
(i)   except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in Company Material Adverse Effect, each Company Plan is now and has at all times been established, maintained, funded and administered in accordance with its terms and in compliance with all applicable Laws, including the applicable provisions of ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Company Plan, and except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, all contributions required to be made under the terms of any Company Plan or applicable Law have been timely made;
(ii)   each Company Plan intended to be qualified under Section 401(a) of the Code has received a currently effective, favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the knowledge of the Company, nothing has occurred that would reasonably be expected to cause the loss, or failure to have, such qualified status of such Company Plan; and
(iii)   there are no (and in the past three (3) years have not been any) material Actions (including any investigation, audit or other administrative proceeding) or other claims by the

Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant, beneficiary or other Person pending, or to the knowledge of the Company, threatened relating to the Company Plans, any fiduciaries thereof with respect to their duties to the Company Plans or the assets of any of the trusts under any of the Company Plans (other than routine claims for benefits).
(c)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in Company Material Adverse Effect, the Company and its Subsidiaries do not maintain any Company Plan, or otherwise have any liability with respect to a plan, that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of Part 6 of Subtitle B of Title I of ERISA and Section 4980B(b) of the Code (“COBRA”), and the Company and its Subsidiaries are not subject to any liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation. The Company and its Subsidiaries do not have any material liability under Chapter 43 of the Code (whether or not assessed).
(d)   No Company Plan is, and none of the Company, any of its Subsidiaries or any ERISA Affiliate maintains, sponsors or contributes to (or has any liability, including on account of previously maintaining, sponsoring or contributing to), a plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. For purposes of this section, “ERISA Affiliate” means any trade or business (whether or not incorporated) which is (or to the extent the Company or any Subsidiary could have any outstanding liability on account of a prior affiliation, was) treated as a single employer along with the Company or any of its Subsidiaries for purposes of Section 4001 of ERISA or Section 414 of the Code. No Company Plan is, and none of the Company or its Subsidiaries has any liability with respect to a plan that is, a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of any Company Plan, the Company or any of its Subsidiaries provides or has any obligation to provide health, death or other welfare benefits following the termination of an employee’s employment with the Company or its Subsidiaries, except to the extent required by COBRA or other similar Law.
(e)   Neither the execution of this Agreement, nor the consummation of any of the transactions contemplated hereby (either alone or in combination with any other event) could reasonably be expected to result in the payment of a benefit or compensation, the increase of a benefit or compensation amount, the payment of a contingent benefit or the acceleration of the payment, funding or vesting of a benefit or compensation with respect to any current or former employee or other individual service provider of the Company or its Subsidiaries. Neither the execution of this Agreement, nor the consummation of any of the transactions contemplated hereby (either alone or in combination with any other event) could reasonably be expected to result in any payment or benefit being non-deductible pursuant to Section 280G of the Code or subject to a Tax under Section 4999 of the Code. The Company has no obligation to indemnify any individual for, or provide a gross-up, make-whole or similar payment in respect of, any Tax incurred pursuant to Section 409A or 4999 of the Code or otherwise.
Section 3.12    Labor Matters.
(a)   The Company has provided to Parent a document, entitled “Signing Date Schedule of Company Service Providers” current as of the date hereof, (i) Part I of which includes the following information: a list of each employee of the Company or its Subsidiaries (each, a “Company Employee”), and with respect to each such Company Employee, the Company Employee’s (i) (A) name, (B) primary work location, (C) employer, (D) hire date, (E) title, (F) exempt/non-exempt status, (G) full or part-time status, (H) salaried/hourly status, or other compensation structure, (I) current base salary or wage rate and (J) current annual incentive compensation opportunity and structure, and (ii) Part II of which includes the following information: a list of each independent contractor of the Company or its Subsidiaries (each, a “Company Contractor”), which includes, with respect to each such Company Contractor, such Company Contractor’s (A) name, (B) date of retention, (C) date of contract expiration, (D) location, (E) contracting entity, (F) rate and frequency of remuneration, and (G) type of services.

(b)   Except as set forth on Section 3.12(b) of the Company Disclosure Letter, the Company is not a party to or otherwise bound by any collective bargaining agreement, Contract or other labor-related agreement, arrangement or understanding with a labor or trade union, labor organization, employee representative body or works council (each, a “Labor Agreement”), nor is any such Labor Agreement presently being negotiated, nor, to the knowledge of the Company, are there any employees of the Company or any of its Subsidiaries represented by a labor or trade union, employee representative body, labor organization or works council. The Company has made available to Parent a true and complete copy of each Labor Agreement and all material amendments thereto. To the knowledge of the Company, there are no organizing activities, representation campaigns, certification proceedings or petitions seeking a representation proceeding pending or threatened by or with respect to any of the employees of the Company or any of its Subsidiaries. Since January 1, 2020, there has not been any, and there are no pending or, to the knowledge of the Company, threatened strikes, walkouts, lockouts, slowdowns or other labor stoppages against or affecting the Company or its Subsidiaries.
(c)   The Company and its Subsidiaries are, and since January 1, 2020 have been, in compliance in all material respects with the terms of the Company Plans, any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Laws respecting terms and conditions of employment, health and safety, wages and hours, worker classification, child labor, immigration, employment discrimination, disability rights or benefits, equal opportunity, plant closures and layoffs, affirmative action, workers’ compensation, labor relations, employee leave issues and unemployment insurance (collectively “Employment Laws”).
(d)   Except as set forth on Section 3.12(d) of the Company Disclosure Letter, there are no material Actions or claims pending or, to Company’s knowledge, threatened, relating to Employment Law, or unfair labor practice or payment of compensation to any current or former service provider of the Company or any of its Subsidiaries.
(e)   During the three (3)-year period immediately prior to the date of this Agreement, neither the Company nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable foreign, state or local Law) with respect to which there is any remaining liability or obligation.
Section 3.13    Environmental Matters.
(a)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries are, and during the past three (3) years have been, in compliance with all applicable Environmental Laws, and possess and are, and during the past three (3) years have been, in compliance with all applicable Environmental Permits required under such Environmental Laws to operate the business; (ii) there has been no release, discharge or disposal of Materials of Environmental Concern that could reasonably be expected to result in a violation by, or result in a liability of the Company and each of its Subsidiaries under, any Environmental Laws (A) on, under, in or at any owned or leased real property, or to the knowledge of the Company, (B) on, under, in or at any real property formerly owned or leased by the Company or its Subsidiaries or at any third party waste disposal location used by the Company or its Subsidiaries; (iii) neither the Company nor any of its Subsidiaries have received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location; (iv) within the last three (3) years, neither the Company nor any of its Subsidiaries has received any written notice, claim or complaint, or is presently subject to any action or proceeding, relating to actual or alleged non-compliance with, or liability arising under, Environmental Laws or any other liabilities pursuant to Environmental Laws that is unresolved, and to the knowledge of the Company, no such matter has been threatened in writing; and (v) the Company has provided Parent reasonable access to all material environmental investigations, studies, audits, analyses or other reports (including any Phase I or Phase II reports) to the extent in the possession, custody or control of the Company or its Subsidiaries relating to the Company or each of its Subsidiaries compliance with Environmental Law or the presence of contamination by Materials of Environmental Concern on, under, in or at any property currently or formerly owned, leased, operated or occupied by the Company or its Subsidiaries.
(b)   Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 3.13 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.
(c)   For purposes of this Agreement, the following terms shall have the meanings assigned below:
(i)   “Environmental Laws” means all foreign, federal, tribal, state, or local statutes, regulations, ordinances, codes, or decrees protecting the quality of the environment and natural resources, including the ambient air, soil, surface water or groundwater, and human health and safety (in relation to exposure to Materials of Environmental Concern).
(ii)   “Environmental Permits” means all permits, licenses, franchises, approvals, consents, registrations, and other authorizations required under applicable Environmental Laws.
(iii)   “Materials of Environmental Concern” means any pollutant, contaminant, waste, or chemical or any radioactive, ignitable, corrosive, reactive, hazardous, acutely hazardous, or toxic substance or waste defined and regulated as such, or which could give rise to liability, under applicable Environmental Laws, including the Comprehensive Environmental Response, Compensation and Liability Act or the Resource Conservation and Recovery Act (or their state law equivalents) or any substance, waste or material having or displaying any of the foregoing characteristics, including per- and polyfluoroalkyl substances, polychlorinated biphenyls and petroleum, its derivatives, by products and other hydrocarbons.
Section 3.14    Taxes.
(a)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect:
(i)   All Tax Returns required by applicable Law to be filed by or on behalf of the Company or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete.
(ii)   The Company and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them (whether or not shown on any Tax Return). The Company has established adequate accruals and reserves in accordance with GAAP on the financial statements included in the Company SEC Documents for all Taxes payable by the Company and its applicable Subsidiaries with respect to all taxable periods (and portions thereof) through the date of such financial statements.
(iii)   Each of the Company and its Subsidiaries has (i) timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties and have timely paid or remitted over any amounts so withheld, deducted or collected to the appropriate Governmental Entity and (ii) otherwise complied with all applicable Laws relating to the withholding, collection and remittance of Taxes (including information reporting requirements).
(iv)   There are no Liens for Taxes with respect to any assets or properties of the Company or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.
(v)   No claim has been made in writing by any Tax authority in a jurisdiction where the Company or any of its Subsidiaries has not filed a Tax Return of a particular type that the Company or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject of such Tax Return.

(vi)   Neither the Company nor any its Subsidiaries (A) is or has been a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes for which the statute of limitations is open (except for any such group of which the Company is the common parent) or (B) has any liability for Taxes of any Person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Law) or as a transferee or successor.
(vii)   Neither the Company nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than (A) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes and (B) any agreement or arrangement solely between or among the Company and/or any of its Subsidiaries.
(viii)   No audits or other proceedings are currently ongoing or pending, or threatened or proposed in writing, against or with respect to the Company or any of its Subsidiaries with respect to any Tax or Tax Return. No deficiencies for any amount of Taxes have been asserted or assessed in writing against the Company or any of its Subsidiaries that have not been paid in full by any of them or that are not being contested in good faith and for which adequate accruals or reserves for such deficiency have not been established in accordance with GAAP on the financial statements included in the Company SEC Documents.
(ix)   Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing, (F) having entered into a “gain recognition agreement” within the meaning of Treasury Regulation Section 1.367(a)-8 or (G) pursuant to Section 965 of the Code. Neither the Company nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.
(x)   Neither the Company nor any of its Subsidiaries (A) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes for which the statute of limitations is open, (C) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, except in the ordinary course of business (D) has applied for a ruling from any Tax authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Tax authority that is pending or (E) has been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any Tax authority.
(xi)   Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Law).
(xii)   The Company has not been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(b)   Neither the Company nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger, in the two years prior to the date of this Agreement.

(c)   Neither the Company nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action, in each case that is not contemplated by this Agreement, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.
(d)   As used in this Agreement:
(i)   “Tax Returns” means any and all U.S. and non-U.S. (whether national, federal, state, provincial, local or otherwise) returns, declarations, forms, statements, reports or other documents filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules or attachments thereto and any amendments thereof.
(ii)   “Taxes” means any and all U.S. federal, state and local and non-U.S. taxes, assessments, levies, duties, tariffs, imposts and other charges and fees of any kind whatsoever similar to, or in the nature of, a tax imposed by a Governmental Entity, including any income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, and license, registration and documentation fees, severance, occupation, environmental, disability, real property, personal property, escheat or unclaimed property obligations, registration, alternative or add-on minimum or estimated taxes, together with any interest, penalties and additions imposed with respect thereto.
Section 3.15    Contracts.
(a)   Except for this Agreement and except as filed with the SEC as an exhibit to any Company SEC Document, as of the date hereof, neither the Company nor any of its Subsidiaries is a party to or is bound by any of the following categories of Contracts (each such Contract required to be filed as an exhibit to any Company SEC Document or required to be listed in Section 3.15(a) of the Company Disclosure Letter, a “Material Contract”):
(i)   any Contract required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act that has not been so filed (except for a Company Plan listed in Section 3.11(a) of the Company Disclosure Letter);
(ii)   any Contract to which the Company is a party that (a) restricts the ability of the Company or its Subsidiaries to (x) engage in or compete in any geographic area or line of business, market or field, (y) transaction with any Person or (z) solicit any client or customer, in each case in any manner that is material to the Company or that would restrict in any material respect Parent or its Subsidiaries following the Closing, (b) requires the Company or its Subsidiaries to conduct any business on a “most favored nations” basis with any third party that restricts in any material respect the business of the Company or that would restrict in any material respect Parent or its Subsidiaries following the Closing, or (c) provides for “exclusivity,” rights of first refusal or offer or any similar requirement or right in favor of any third party that restricts in any material respect the business of the Company or that would restrict in any material respect Parent or its Subsidiaries following the Closing;
(iii)   any Contract to which the Company is a party that provides for payments to or from the Company in excess of $1,000,000 in the aggregate annually;
(iv)   any Contract creating, guaranteeing or securing indebtedness for borrowed money of the Company, in each case in excess of $1,000,000;
(v)   any Contract with respect to the creation, formation, governance or control of any material partnerships, joint ventures or joint ownership arrangements with third parties;
(vi)   any Contract, other than in the ordinary course of business, that (A) relates to the acquisition of material assets or capital stock or other securities (by merger, capital contribution or otherwise) of any Person after the date of this Agreement with a total consideration of more than $1,000,000 in the aggregate, (B) relates to the disposition (after the date of this Agreement), directly or indirectly, of material assets of the Company or its Subsidiaries or any capital stock or other securities (by merger, capital contribution or otherwise) of the Company or its Subsidiaries or (C) contains a put, call, right of first refusal or similar right pursuant to which the Company or its Subsidiaries could be required to purchase or sell, as applicable, any of the foregoing;
(vii)   any Contract that relates to the sale, transfer or other disposition of a business or assets by the Company pursuant to which the Company has any continuing indemnification, guarantee, “earnout” or other contingent, deferred or fixed payment obligations;
(viii)   any Contract pursuant to which Company or its Subsidiaries exclusively licenses from or to another Person rights to material intellectual property;
(ix)   any Contract with a term exceeding one year after the date of this Agreement which is a financial derivative interest rate hedge;
(x)   each Contract that grants any right of first refusal or right of first offer or similar right with respect to any material assets, rights or properties of the Company or its Subsidiaries;
(xi)   each collective bargaining or other labor or works council agreement covering Company Employees;
(xii)   any Contract with a Governmental Entity;
(xiii)   each Contract (other than any Organizational Document) between the Company or any of its Subsidiaries, on the one hand, and any director, officer or Affiliate (other than a wholly owned Subsidiary of the Company) of the Company or any of its Subsidiaries or any of their respective “associates” or “immediate family” members (as such terms are defined in Rule 12b-2 and Rule 16a-1 of the Exchange Act), on the other hand, including (but not limited to) any Contract pursuant to which the Company or any of its Subsidiaries has an obligation to indemnify such director, officer, Affiliate or “associate” or “immediate family” member, but excluding any Company Plan;
(xiv)   each Contract expressly limiting or restricting the ability of the Company or its Subsidiaries (i) to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, membership interests or other equity interests, as the case may be, (ii) to pledge their capital stock or other equity interests, (iii) to issue any guaranty, (iv) to make loans to the Company or its Subsidiaries, or (v) to grant liens on the property of the Company or its Subsidiaries; and
(xv)   each Contract that obligates the Company or its Subsidiaries to make any loans, advances or capital contributions to, or investments in, any Person, except for (i) loans or advances for indemnification, attorneys’ fees, or travel and other business expenses in the ordinary course of business, or (ii) loans, advances or capital contributions to, or investments in, any Person that is not an Affiliate or Company Employee not in excess of $500,000 individually;
(xvi)   that are (A) bid bonds, payment bonds, performance bonds, Tax bonds, licensing bonds, reclamation bonds, surety bonds or any similar undertaking or financial security arrangements or (B) indemnity or underwriting agreements or other contracts with a surety, in each case in excess of $1,000,000.
(b)   Each Material Contract has not been terminated prior to the date of this Agreement, is valid and binding on the Company and each of its Subsidiaries party thereto and, to the knowledge of the Company, any other party thereto, except for such failures to be valid and binding or to be in full force and effect that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, Company Material Adverse Effect. Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, there is no existing breaches or defaults under any Material Contract or Company Real Property Lease by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto, and no event or action has occurred or failed to occur that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries party thereto or, to the knowledge of the Company, any other party thereto. Prior to the date of this Agreement, the Company has made available to Parent accurate and complete copies of each Material Contract in effect as of the date of this Agreement, together with all material amendments and supplements thereto in effect as of the date of this Agreement. Prior to the date of this Agreement, no counterparty to a Material Contract or Company Real Property Lease has canceled, terminated or substantially curtailed its relationship with the Company or its Subsidiaries, given notice to the Company or its Subsidiaries of any intention to cancel, terminate or substantially curtail its relationship with the Company or its Subsidiaries, or, to the knowledge of the Company, threatened to do any of the foregoing or, to the knowledge of the Company, been threatened with bankruptcy or insolvency.
Section 3.16    Insurance.   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, (a) all insurance policies of the Company and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is, in all material respects, commercially reasonable, (b) neither the Company nor any of its Subsidiaries is in breach or default, and neither the Company nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies and (c) since the earlier of the most recent renewal date and January 1, 2021, as of the date hereof, the Company has not received any written notice (i) threatening termination of, or premium increases with respect to, or material alteration of coverage under, any such policies, other than premium increases or alterations of coverage occurring in the ordinary course during the renewal process for any such policies, (ii) refusal of any coverage or rejection of any material claim under any insurance policy held by the Company or any of its Subsidiaries. As of the date of this Agreement, there is no pending material claim by the Company or its Subsidiaries against any insurance carrier under any insurance policy held by the Company or its Subsidiaries.
Section 3.17    Properties.
(a)   Section 3.17(a) of the Company Disclosure Letter sets forth a true and complete list of all the leased real property that the Company or a Subsidiary leases, subleases or otherwise occupies (the “Company Leased Real Property”) pursuant to which the Company or a Subsidiary is a tenant, subtenant, or otherwise occupies such Company Leased Real Property (individually and collectively, the “Company Real Property Leases”) and the parties to such agreement. The Company Real Property Leases are in full force and effect and constitute a legal, valid and binding obligation on the Company or the applicable Subsidiary which is a party to it, enforceable in accordance with its terms. There are no subleases, licenses, occupancy agreements, consents, assignments, purchase agreements, or other contracts granting to any person (other than the Company or a Subsidiary) the right to use or occupy the Company Leased Real Property, and no other Person (other than the Company and its Subsidiaries) is in possession of the Company Leased Real Property. There are no outstanding options, rights of first offer or rights of first refusal in favor of any other party to purchase or lease the Company Leased Real Property or any portion thereof or interest therein. The Company or a Subsidiary has provided a true and complete copy of each such Company Real Property Lease. The Company or its Subsidiaries have a valid leasehold estate in all Company Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. The Company or a Subsidiary has performed all obligations required to be performed by it to date under such Company Real Property Lease.
(b)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, the Company or a Subsidiary of the Company owns and has good and valid title to all of its tangible personal property. No representation is made under this Section 3.17 with respect to any intellectual property or intellectual property rights, which are the subject of Section 3.18.
(c)   The Company does not own any real property.
Section 3.18    Intellectual Property.
(a)   The Company or its Subsidiaries own, or have the right pursuant to valid and enforceable licenses to use, all (i) trademarks (including service marks, trade names, business marks, brand names,

certification marks, trade dress, logos, corporate names, trade styles, and other indications of origin, and the goodwill associated with the foregoing, in each case in any jurisdiction), (ii) domain names, (iii) patents (including any national or multinational statutory invention registrations, patents and patent applications issued or applied for in any jurisdiction, including all certificates of invention, provisionals, non-provisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, patents of addition, utility models, inventors’ certificates and the equivalents of any of the foregoing, in each case in any jurisdiction), (iv) copyrights (including with respect to literary, pictorial and graphic works in any jurisdiction), and (v) know-how and trade secrets and other intellectual property rights, including for each case (i)-(iv), any pending applications to register, used in or necessary for the business of Company and its Subsidiaries as currently conducted (collectively “Company Intellectual Property”). (i) all Company Intellectual Property will be owned or continue to be available for use, following the consummation of the transactions contemplated by this Agreement, on substantially the same terms (including with respect to payment obligations) as they were owned or available for use by Company and its Subsidiaries immediately prior to the Effective Time; (ii) neither Company nor any of its Subsidiaries have transferred ownership of, or granted any exclusive license of or exclusive right to use, or authorized the retention of any exclusive rights to use or joint ownership of, any Company Intellectual Property, to any other Person; and (iii) no Person has notified Company or any of its Subsidiaries in writing that it is claiming any ownership of or right to use any Company Intellectual Property that is owned by or exclusively licensed to the Company or one of its Subsidiaries (other than the right to use Company Intellectual Property expressly granted to such Person under a Contract with the Company or any of its Subsidiaries).
(b)   Section 3.18(b) of the Company Disclosure Letter sets forth a true and complete list of all material Company Intellectual Property that is owned by or exclusively licensed to the Company or one of its Subsidiaries and is registered or issued under the authority of any Governmental Entity or Internet domain name registrar (collectively, “Company Registered IP”), including (i) the name of the applicant/registrant (including, if different, the legal owner(s) and beneficial owner(s) of such item), (ii) any other co-owners, (iii) the date and jurisdiction of application/registration, (iv) the application or registration number, and (v) the status of such item. Except as, individually or in the aggregate has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, (i) all Company Registered IP (other than pending applications thereof) are valid, subsisting and, to the knowledge of Company, enforceable and (ii) no Company Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Company, no such action is or has been threatened with respect to any of the Company Registered IP. All Company Registered IP is owned by or licensed to Company or one its Subsidiaries free and clear of all Liens. Neither Company nor any of its Subsidiaries has received any written notice or claim in the three (3) years prior to the date hereof challenging the validity or enforceability or inventorship or ownership of any Company Registered IP. To the knowledge of the Company, no trademark (including service marks, trade names, business marks, brand names, certification marks, trade dress, logos, corporate names, and trade styles) or domain names owned, used, or applied for by the Company conflicts or interferes with any trademark or domain name owned, used, and applied for by any other Person for the same class of goods or services.
(c)   Each employee, director, independent contractor or consultant of the Company or any of its Subsidiaries who is or was involved in the creation or development of any intellectual property on behalf of the Company or any of its Subsidiaries, pursuant to such individual’s activities on behalf of the Company or any of its Subsidiaries, has signed a valid and enforceable written agreement containing (i) an irrevocable present assignment to the Company or its Subsidiaries of all intellectual property rights developed by such Person during such Person’s employment or engagement with the Company or its Subsidiaries, and (ii) appropriate confidentiality provisions protecting the Company Intellectual Property owned by or exclusively licensed to the Company or its Subsidiaries.
(d)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, each of the Company and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information of the Company or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks, and to the knowledge of the Company, such information have not been used by or disclosed to any Person except pursuant to written, valid and appropriate non-disclosure agreements.
(e)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect, to the knowledge of the Company (i) the Company and its Subsidiaries are not infringing upon or misappropriating any patents, copyrights, trademarks, trade secrets or other intellectual property rights of any third party in connection with the conduct of their respective businesses, (ii) no third party is misappropriating or infringing any Company Intellectual Property owned by or exclusively licensed to the Company or one of its Subsidiaries and (iii) no Company Intellectual Property owned by or exclusively licensed to the Company or one of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by the Company or any of its Subsidiaries.
(f)   Neither this Agreement nor the transactions contemplated by this Agreement, including the assignment to, or assumption by, Parent by operation of law or otherwise of any Contracts to which the Company or any of its Subsidiaries is a party, will result in: (i) Parent or any of its Affiliates granting to any other Person any right to or with respect to any intellectual property rights owned by, or licensed to, Parent or any of its Affiliates (other than rights granted by the Company or any of its Subsidiaries prior to the Closing Date to Company Intellectual Property), (ii) Parent or any of its Affiliates being bound by, or subject to, any non-compete or other material restriction on the operation or scope of their respective businesses (excluding any non-compete or other material restriction that arises from any agreement to which the Company or any of its Subsidiaries is not a party), (iii) Parent or any of its Affiliates being obligated to pay any royalties or other material amounts, or offer any discounts, to any other Person pursuant to any Contract to which the Company is a party in excess of those payable by, or required to be offered by, the Company in the absence of this Agreement or the transactions contemplated hereby or (iv) a loss of, or Lien on, any Company Intellectual Property.
(g)   No funding, facilities or personnel of any Governmental Entity or any university, college, research institute or other educational institution (each a “R&D Sponsor”) has been or is being used in the development of any Company Intellectual Property that is owned by or exclusively licensed to the Company or one of its Subsidiaries except for any such funding or use of facilities or personnel that has not and would not reasonably be expected to result in such R&D Sponsor obtaining any ownership rights to (or the right to obtain any ownership rights to) such Company Intellectual Property, or any rights to receive royalties or other rights to use or exploit any Company Intellectual Property that is owned by or exclusively licensed to the Company or one of its Subsidiaries.
Section 3.19    Health Care Regulatory Matters.
(a)   The Company, and to the knowledge of the Company, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and at all times prior hereto were, in material compliance with all health care laws to the extent applicable to the Company or any of its products or activities, including, but not limited to the following: the Federal Food, Drug, and Cosmetic Act (“FDCA”); the Public Health Service Act (42 U.S.C. § 201 et seq.), including the Clinical Laboratory Improvement Amendments of 1988 (42 U.S.C. § 263a); the Federal Trade Commission Act (15 U.S.C. § 41 et seq.); the Controlled Substances Act (21 U.S.C. § 801 et seq.); the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h); the civil monetary penalties law (42 U.S.C. § 1320a-7a); the civil False Claims Act (31 U.S.C. § 3729 et seq.); the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); the Stark law (42 U.S.C. § 1395nn); the Criminal Health Care Fraud Statute (18 U.S.C. § 1347) and all other criminal laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286, 287, 1035, 1349; the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act (42 U.S.C. § 17921 et seq.); the exclusion laws (42 U.S.C. § 1320a-7); Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act) and any other law pertaining to a government sponsored or funded healthcare program, including the collection and reporting requirements, and the processing of any applicable rebate, chargeback or adjustment, under applicable rules and regulations relating to the Medicaid Drug Rebate Program (42 U.S.C. § 1396r-8) and any state supplemental rebate program, Medicare average sales price reporting (42 U.S.C. § 1395w-3a), the Public Health Service Act (42 U.S.C. § 256b), the VA Federal Supply Schedule (38 U.S.C. § 8126) or under any state pharmaceutical assistance program or U.S. Department of Veterans Affairs agreement, and any successor government programs; and the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010 (42 U.S.C. § 18001 et seq.); any regulations promulgated pursuant to such laws; and any other state, federal or ex-U.S. laws, accreditation standards, or regulations governing the manufacturing, development, testing, labeling, advertising, marketing or distribution of pharmaceutical or biological products, kickbacks, patient or program charges, record-keeping, claims process, documentation requirements, medical necessity, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, privacy, security, licensure, accreditation or any other aspect of providing health care, clinical laboratory or diagnostic products or services (“Health Care Laws”). To the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.
(b)   The Company is not party to any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.
(c)   All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the U.S. Food and Drug Administration (“FDA”) or other Governmental Entity relating to products that are regulated as drugs, medical devices, or other healthcare products under Health Care Laws, including biological and drug candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed and/or distributed by the Company or any of its Subsidiaries (“Company Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. The Company does not have knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws.
(d)   All preclinical studies and clinical trials conducted by or, to the knowledge of the Company, on behalf of the Company have been, and if still pending are being, conducted in material compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312, 314 and 601. No clinical trial conducted by or on behalf of the Company has been conducted using any clinical investigators who have been disqualified, debarred or excluded from healthcare programs. No clinical trial conducted by or on behalf of the Company has been terminated or suspended prior to completion, and no clinical investigator who has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of the Company has placed a partial or full clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Company Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws, their implementing regulations and good clinical practices. The Company has not identified or received notice of instances or allegations of research misconduct (defined as falsification or fabrication of data, or plagiarism, as those terms are defined in 42 C.F.R. Part 93) involving research conducted by, or on behalf of the Company, that could compromise or affect the integrity, reliability, completeness, or accuracy of the data collected in such research, or the rights, safety, or welfare of the research subjects.
(e)   All manufacturing operations conducted by or, to the knowledge of the Company, for the benefit of the Company have been and are being conducted in material compliance with all Permits under applicable Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations for pharmaceuticals and biological products at 21 C.F.R. Parts 210, 211, 600 and 610 and all comparable foreign regulatory requirements of any Governmental Entity.

(f)   The Company has not received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form FDA-483 observations, or comparable findings from other Governmental Entities listed in Section 3.19 of the Company Disclosure Letter have been resolved and closed out to the satisfaction of the applicable Governmental Entity.
(g)   There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Company Products required or requested by a Governmental Entity, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Company Products, or any adverse experiences relating to the Company Products that have been reported to FDA or other Governmental Entity (“Company Safety Notices”), and, to the knowledge of the Company, there are no facts or circumstances that reasonably would be expected to give rise to a Company Safety Notice.
(h)   There are no unresolved Company Safety Notices, and to the knowledge the Company, there are no facts that would be reasonably likely to result in a material Company Safety Notice or a termination or suspension of developing and testing of any of the Company Products.
(i)   Neither the Company, nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting the “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto (the “FDA Ethics Policy”). To the knowledge of the Company, none of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.
(j)   All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by the Company have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices has not constituted or resulted in and would not reasonably be expected to constitute or result in, individually or in the aggregate, a Company Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).
(k)   Neither the Company nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has committed any act, made any statement or failed to make any statement that violates the Federal Anti-Kickback Statute, 28 U.S.C. § 1320a-7b, the Federal False Claims Act, 31 U.S.C. § 3729, other Health Care Laws, or any other similar federal, state, or ex-U.S. law applicable in the jurisdictions in which the Company Products are sold or intended to be sold.
(l)   Neither the Company nor, to the knowledge of the Company, any officer, employee, agent, or distributor of the Company has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Company Products are sold or intended to be sold. None of the Company, any officer, employee or, to the knowledge of the Company, agent or distributor of the Company, has been debarred, suspended or excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 3.20    Data Privacy.
(a)   The Company and, to the knowledge of the Company, all vendors, processors, or other third parties processing information or data, in any form, that is capable, directly or indirectly, of being associated with, related to or linked to, or used to identify, describe, contact or locate, a natural Person, including name, address, telephone number, email address, billing information, health information, driver’s license number, other government-issued identifier, vehicle identification number, online identifier, device identifier, IP address, browsing history, search history and/or other data that is considered “personally identifiable information,” “personal information,” “personal data,” or any similar term by any applicable Privacy Requirements (“Personal Information”) by or for, and/or sharing Personal Information with, the Company (collectively, “Company Data Partners”), comply and have since January 1, 2020, complied in all material respects with (i) Laws relating to the privacy, security, or processing of Personal Information, data breach notification, website and mobile application privacy policies and practices, processing and security of payment card information, and email, text message, or telephone communications, (ii) policies, notices, and/or statements related to Personal Information, and (iii) contractual commitments related to the processing of Personal Information applicable to the Company (collectively, the “Privacy Requirements”).
(b)   The execution, delivery, and performance of this Agreement and the Merger will not: (i) conflict with or result in a material violation or breach of any Privacy Requirements; (ii) require the consent of or provision of notice to any Person concerning such Person’s Personal Information; (iii) give rise to any right of termination or other right to impair or limit the Parent’s rights to own and process any Personal Information used in or necessary for the operation of the Company’s business; or (iv) otherwise prohibit the transfer of Personal Information to the Parent.
(c)   The Company has implemented, maintained and complied with, and has required the Company Data Partners processing material Personal Information to implement, maintain and comply with, in all material respects, commercially reasonable technical, physical, and organizational measures, plans, procedures, controls, and programs, (i) protect Personal Information against any accidental, unlawful or unauthorized access, use, loss, disclosure, alteration, destruction, compromise, or cyberattack, including a ransomware attack or a denial-of-service attack (each, a “Security Incident”), and (ii) identify and address internal and external risks to the privacy and security of Personal Information. Neither the Company and to the knowledge of the Company, any of the Company Data Partners has experienced any material Security Incidents.
(d)   In relation to any Security Incident and/or Privacy Requirement, the Company has not (i) notified or been required to notify any customer, consumer, employee, Governmental Entity, or other Person, or (ii) received any notice, inquiry, request, claim, complaint, correspondence or other communication from, or been the subject of any investigation or enforcement action by, any Governmental Entity or other Person. To the knowledge of the Company, there are no facts or circumstances that could give rise to the occurrence of (i) or (ii).
Section 3.21    Certain Payments.   Neither the Company nor any of its Subsidiaries nor any director, officer, employee, agent or other person acting on behalf of the Company or its Subsidiaries has, directly or indirectly, (a) violated or taken any action that could potentially result in a violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, the UK Bribery Act of 2010 or its predecessor laws, or any other Laws concerning corrupt payments applicable to the Company or its Subsidiaries (collectively, the “Anti-Corruption Laws”) or (b): (i) used, offered to use or authorized the use of any funds of the Company or any of its Subsidiaries for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity or otherwise; (ii) made, offered to make or authorized any unlawful payment to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of the Company or its Subsidiaries; (iv) made any inaccurate entry on the books or records of the Company or its Subsidiaries; (v) made, offered to make or authorized any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, in any form or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person. Neither the Company nor any of its Subsidiaries is or within the past five years has been (i) under external or internal investigation by any Governmental Entity for any potential or actual violation of any Anti-Corruption Laws or (ii) has received any written or other notice from any Governmental Entity regarding any potential or actual violation of, or potential or actual failure to comply with, any Anti-Corruption Laws. Since January 1, 2018, neither the Company nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws. “Government Official” means any person employed by or that is an agent of any Governmental Entity or any political party or that is a candidate for Governmental Entity office, or the family member or close affiliate of any of these.
Section 3.22    State Takeover Statutes.   No “fair price,” “moratorium,” “control share acquisition” or similar antitakeover Law (collectively, “Takeover Laws”) enacted under of any state Laws in the United States apply to this Agreement, the CVR Agreement or any of the transactions contemplated hereby and thereby.
Section 3.23    Affiliate Transactions.   Except (i) as set forth on Section 3.23 of the Company Disclosure Letter or (ii) for directors’ and employment-related Material Contracts filed or incorporated by reference as an exhibit to a Company SEC Document filed by the Company prior to the date hereof and for any intercompany agreements, as of the date hereof, no executive officer or director of the Company is a party to any Material Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by the Company or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing since January 1, 2021.
Section 3.24    Brokers.   No broker, investment banker, financial advisor or other Person, other than Guggenheim Securities, LLC, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries. The Company has made available to Parent true, correct and complete copies of all engagement, fee and similar Contracts between the Company (or any Subsidiary of the Company) and Guggenheim Securities, LLC.
Section 3.25    Opinion of Financial Advisor.   Guggenheim Securities, LLC has delivered to the Company Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of the date of this Agreement and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Exchange Ratio pursuant to this Agreement and the consideration payable pursuant to the CVR Agreement is fair, from a financial point of view, to the holders of Company Shares. The Company will make available to Parent a copy of such opinion as soon as practicable following the execution of this Agreement for information purposes only.
Section 3.26    No Other Representations or Warranties.   Except for the representations and warranties contained in Article IV or in any certificate delivered pursuant to this Agreement, the Company acknowledges that none of Parent, Merger Sub nor any other Person on behalf of Parent or Merger Sub makes any other express or implied representation or warranty with respect to Parent or Merger Sub with respect to any other information provided to the Company in connection with the transactions contemplated by this Agreement. Neither Parent nor any other Person will have or be subject to any liability to the Company, its Subsidiaries or any other Person resulting from the distribution to the Company or its Subsidiaries, or the Company’s or its Subsidiaries’ use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company or its Subsidiaries in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.
Section 3.27    No Reliance.   The Company acknowledges and agrees that it has had an opportunity to discuss and ask questions regarding the business of Parent and its Subsidiaries with the management of Parent, has received sufficient responses to its requests for information regarding Parent, and has conducted its own independent investigation of Parent and its Subsidiaries and the transactions contemplated hereby, and has not relied on any representation or warranty by any Person on behalf of Parent or any of its Subsidiaries, except for the representations and warranties set forth in Article IV or in any certificate delivered in connection with this Agreement. Without limiting the foregoing, except for the representations and warranties set forth in Article IV of this Agreement or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Parent or Merger Sub or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding Parent, its Subsidiaries or their respective businesses and operations. The Company hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which the Company is familiar, that except for the representations and warranties set forth in Article IV or in any certificate delivered in connection with this Agreement, the Company are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and the Company will have no claim against the Parent or Merger Sub or any of their respective stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB
Except (a) as disclosed or reflected in the Parent SEC Documents filed and publicly available after January 1, 2021 but at least one Business Day prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), or (b) as set forth in the disclosure letter delivered by Parent to the Company concurrently with the execution of this Agreement (the “Parent Disclosure Letter”) (it being agreed that disclosure of any information in a particular section or subsection of the Parent Disclosure Letter shall be deemed disclosure with respect to any other section or subsection of this Agreement to the extent to which the relevance of such information is reasonably apparent on the face of such disclosure that such disclosure also qualifies or applies to such other subsections), Parent and Merger Sub represent and warrant to the Company as follows:
Section 4.1    Organization, Standing and Power.
(a)   Each of Parent, its Subsidiaries and Merger Sub (i) is an entity duly organized, validly existing and in good standing under the Laws of the State of Delaware, (ii) has all requisite organizational power and authority to own, lease and operate its properties and to carry on its business as it is now being conducted and (iii) is duly qualified or licensed to do business and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction in which the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), for any such failure to have such power and authority or to be so qualified or licensed or in good standing that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
(b)   Parent has previously furnished or otherwise made available to the Company a true and complete copy of Parent’s certificate of incorporation (the “Parent Charter”) and bylaws (the “Parent Bylaws”), in each case as amended to the date of this Agreement, and each as so delivered is in full force and effect. Parent is not in violation of any provision of the Parent Charter or the Parent Bylaws.
Section 4.2    Capital Stock.
(a)   The authorized capital stock of Parent consists of (i) 200,000,000 shares of Parent Common Stock and (ii) 5,000,000 shares of preferred stock, par value $0.0001 per share. As of the Measurement Date, (1) 55,664,293 shares of Parent Common Stock were issued and outstanding, all of which were validly issued, fully paid and non-assessable and were free of preemptive rights, (2) none of such shares were unvested restricted shares, (3) no shares were held in treasury, (4) no shares of Preferred Stock were outstanding, (5) an aggregate of 2,924,143 shares of Parent Common Stock were subject to or otherwise deliverable in connection with outstanding restricted stock units that vest solely based on the passage of time, (6) an aggregate of 1,000,000 shares of Parent Common Stock were subject to or otherwise deliverable in connection with outstanding restricted stock units that vest based in whole or in part on performance metrics (at the target level of performance), (7) an aggregate of 4,817,222 shares of Parent Common Stock were subject to or otherwise deliverable in connection with the exercise of outstanding options to purchase Parent Common Stock (of which 3,817,222 vest solely based on the passage of time and 1,000,000 vest based in whole or in part on performance metrics (at the target level of performance)) (“Parent Stock Options”), (8) 528,854 shares of Parent Common Stock were available for issuance of future awards under the Parent’s equity incentive plans and (9) 9,768,012 shares of Parent Common Stock subject to or otherwise deliverable in connection with the exercise of outstanding convertible notes.
(b)   Except as set forth above and except for changes since the Measurement Date resulting from the exercise of Parent Stock Options outstanding on such date, as of the date of this Agreement, (i) there are not outstanding or authorized any (A) shares of capital stock or other voting securities of Parent, (B) securities of Parent convertible into or exchangeable for shares of capital stock or voting securities of Parent or (C) options or other rights to acquire from Parent, and no obligation of Parent to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent, (ii) there are no outstanding obligations of Parent or any Subsidiary of Parent to repurchase, redeem or otherwise acquire any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of Parent or any Subsidiary of Parent and (iii) there are no other options, calls, warrants, rights of first refusal or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any of its Subsidiaries to which Parent or any of its Subsidiaries is a party (iv) there are no bonds, debentures, notes or other indebtedness of Parent or any Subsidiary of Parent issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which stockholders of Parent may vote, and (v) there is no Contract to which Parent or its Subsidiaries is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares or capital or other equity interests of any Subsidiary of Parent.
(c)   Each of the outstanding shares of capital stock of each of Parent’s Subsidiaries is duly authorized, validly issued, fully paid and non-assessable and all such shares are owned by Parent or another wholly-owned Subsidiary of Parent and are owned free and clear of all Liens of any nature whatsoever, except where any such failure to own any such shares free and clear that, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
(d)   All of the issued and outstanding capital stock of Merger Sub is owned, directly or indirectly, by Parent. Merger Sub has no outstanding options, warrants, rights or any other agreements pursuant to which any Person other than Parent may acquire any equity security of Merger Sub.
Section 4.3    Authority.   Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and the CVR Agreement, to perform its obligations hereunder and, subject to (a) the approval of this Agreement and the CVR Agreement by Parent as the sole stockholder of Merger Sub, and (b) the approval of the Parent Stock Issuance by the holders of at least a majority of the issued and outstanding shares of Parent Common Stock present in person or by proxy at the Parent Stockholder Meeting and entitled to vote on the proposal to approve the Parent Stock Issuance (the “Parent Stockholder Approval”), to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and no other corporate proceedings on the part of Parent or Merger Sub are necessary to approve this Agreement and the CVR Agreement or to consummate the transactions contemplated hereby and thereby, subject, in the case of the consummation of the Merger, to obtaining the Parent Stockholder Approval. This Agreement has been, and as of the Effective Time the CVR Agreement will have been, duly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms

(except to the extent that enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the enforcement of creditors’ rights generally or by general principles of equity). As of the date hereof, the Parent Board has approved and declared advisable this Agreement and the transactions contemplated hereby and, subject to Section 5.5, has directed that this Agreement be submitted to a vote of Parent’s stockholders, resolved to recommend that Parent’s stockholders, adopt and approve the Parent Stock Issuance contemplated hereby (the “Parent Board Recommendation”) and resolved to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus. The Parent Stockholder Approval is the only vote or consent of the holders of any class or series of capital stock of Parent necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.
Section 4.4    No Conflict; Consents and Approvals.
(a)   The execution, delivery and performance of this Agreement and the CVR Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby and thereby, do not and will not (i) conflict with or violate the Parent Charter or Parent Bylaws or the equivalent Organizational Documents of any of Parent’s Subsidiaries or Merger Sub (ii) assuming that all consents, approvals and authorizations contemplated by clauses (i) through (v) of subsection (b) below have been obtained and all filings described in such clauses have been made, conflict with or violate any Law applicable to Parent, any of its Subsidiaries or Merger Sub, or by which any of their respective properties are bound or (iii) result in any breach or violation of, or constitute a default (or an event which with notice or lapse of time or both would become a default), or result in the loss of a benefit under, or give rise to any right of termination, cancellation, amendment or acceleration of, any Contract to which Parent, any of its Subsidiaries or Merger Sub is a party or by which Parent, any of its Subsidiaries, Merger Sub or any of their respective properties are bound, except, in the case of clauses (ii) and (iii), for any such conflict, breach, violation, default, loss, right or other occurrence that that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
(b)   The execution, delivery and performance of this Agreement by each of Parent or Merger Sub and the consummation by each of Parent or Merger Sub of the transactions contemplated hereby, do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Entity, except for (i) such filings as may be required under applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder, and under state securities, takeover and “blue sky” laws, (ii) the filings required under the HSR Act, (iii) such filings as necessary to comply with the applicable requirements of Nasdaq, (iv) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL and (v) any such consent, approval, authorization, permit, action, filing or notification, in each case with respect to a Governmental Entity, the failure of which to make or obtain that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
Section 4.5    SEC Reports; Financial Statements.
(a)   Parent has timely filed, furnished or otherwise transmitted all forms, reports, statements, certifications and other documents (including all exhibits, amendments and supplements thereto) required to be filed by it with the SEC since January 1, 2021 (all such forms, reports, statements, certificates and other documents filed since January 1, 2021 and prior to the date hereof, collectively, the “Parent SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment, each of the Parent SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act, and the applicable rules and regulations promulgated thereunder, as the case may be, each as in effect on the date so filed. As of their respective filing dates (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such amendment or superseding filing), none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. No Subsidiary of Parent has been required to file any forms, reports or other documents with the SEC at any time since January 1, 2021. Since January 1, 2021 no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. Neither Parent nor any of its executive officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications.
(b)   The audited consolidated financial statements of Parent (including any related notes thereto) included in or incorporated by reference in the Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) have been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by Form 10-Q or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); (iii) fairly present in all material respects the consolidated financial position of Parent and its Subsidiaries at the respective dates thereof and the results of their operations and cash flows for the periods indicated subject, with respect to unaudited interim statements, to normal and recurring year-end adjustments.
(c)   Parent maintains, and at all times since January 1, 2021 has maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act. Such disclosure controls and procedures are designed to ensure that information required to be disclosed by Parent in its filings with the SEC under the Exchange Act is recorded and reported on a timely basis to the individuals responsible for the preparation of Parent’s filings with the SEC under the Exchange Act. Parent maintains internal control over financial reporting (as defined in Rule 13a-15 or 15d-15, as applicable, under the Exchange Act). Such internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Parent’s management has completed an assessment of the effectiveness of Parent’s system of internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2022, and such assessment concluded that such controls were effective and Parent’s independent registered accountant has issued an attestation report concluding that Parent maintained effective internal control over financial reporting as of December 31, 2022. Parent has disclosed, based on the most recent evaluation of its Chief Executive Officer and its Chief Financial Officer prior to the date of this Agreement, to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Company prior to the date hereof.
(d)   Since January 1, 2021, (i) none of Parent or any Subsidiary of Parent nor, to the knowledge of Parent, any director or officer of Parent or any Subsidiary of Parent has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding accounting, internal accounting controls or auditing practices, procedures, methodologies or methods of Parent or any Subsidiary of Parent or any material complaint, allegation, assertion or claim from employees of Parent or any Subsidiary of Parent regarding questionable accounting or auditing matters with respect to Parent or any Subsidiary of Parent, and (ii) to the knowledge of Parent, no attorney representing Parent or any Subsidiary of Parent, whether or not employed by Parent or any Subsidiary of Parent, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation by Parent, any Subsidiary of Parent or any of their respective officers, directors, employees or agents to Parent Board or any committee thereof, or to the General Counsel or Chief Executive Officer of Parent.
(e)   As of the date hereof, Parent is in compliance in all material respects with all current listing requirements of Nasdaq.
(f)   Neither Parent nor any Subsidiary of Parent is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

(g)   As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to Parent SEC Documents, and none of Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review or investigation.
Section 4.6    No Undisclosed Liabilities.   Neither Parent nor any of its Subsidiaries has any liabilities or obligations of any nature, whether or not accrued, absolute, determined, contingent or otherwise, and whether due or to become due, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of Parent and its Subsidiaries, except for liabilities and obligations (a) reflected or reserved against in Parent’s consolidated balance sheet as of December 31, 2022 (or the notes thereto) included in the Parent SEC Documents, (b) incurred in the ordinary course of business since January 1, 2023, (c) incurred pursuant to the transactions contemplated by this Agreement and (d) that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
Section 4.7    Certain Information.   The information supplied or to be supplied by Parent and Merger Sub specifically for inclusion in the Form S-4 shall not, at the time that the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion in the Form S-4. The Joint Proxy Statement/Prospectus will not, at the date the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Parent and at the time of the Parent Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, except that, in each case, no representation or warranty is made by Parent with respect to statements made therein based on information supplied by or on behalf of the Company specifically for inclusion in the Joint Proxy Statement/Prospectus.
Section 4.8    Absence of Certain Changes or Events.   Since January 1, 2023 through the date of this Agreement, (a) the businesses of Parent and its Subsidiaries have been conducted in the ordinary course of business in all material respects and in a manner consistent with past practice, and (b) there has not been any Effect that has constituted or resulted in, or that would reasonably be expected to constitute or result in, a Parent Material Adverse Effect.
Section 4.9    Litigation.   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect, (a) there is no Action pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any of their respective properties or assets, and (b) neither Parent nor any of its Subsidiaries nor any of their respective properties or assets is or are subject to any judgment, order, injunction, rule or decree of any Governmental Entity and (c) there are no subpoenas, civil investigative demands or other written requests for information issued to Parent or any of its Subsidiaries relating to potential or actual violations of any Law that are pending or, to the knowledge of Parent, threatened, or any investigations or claims against or affecting Parent or any of its Subsidiaries, or any of their respective properties or assets, relating to potential or actual violations of any Law.
Section 4.10    Compliance with Laws.   Except as provided in Section 4.10 of the Parent Disclosure Letter, Parent and each of its Subsidiaries are in compliance with all Laws applicable to them or by which any of their respective properties are bound, except where any non-compliance, individually or the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has, during the three-year period prior to the date of this Agreement: (i) to the knowledge of the Parent, received any written notice or verbal notice from any Governmental Entity regarding any potential or actual material violation by Parent or any of its Subsidiaries of any Law; or (ii) provided any notice to any Governmental Entity regarding any potential or actual material violation by Parent or any of its Subsidiaries of any Law. Parent and its Subsidiaries have in effect all Permits necessary for them to own, lease or operate their properties and to carry on their businesses as now conducted, except for any Permits the absence of which, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect. Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect, (x) all Permits are valid and in full force and effect and are not subject to any administrative or judicial proceeding that could result in any modification, termination or revocation thereof and, to the knowledge of Parent, no suspension or cancellation of any such Permit is threatened, (y) all fees and assessments due and payable in connection with the Permits have been timely paid, and (z) Parent and each of its Subsidiaries is in compliance with the terms and requirements of all Parent Permits.
Section 4.11    Benefit Plans.
(a)   For purposes of this Agreement, “Parent Plan” means each “employee benefit plan” (within the meaning of ERISA), each “multiemployer plans” (within the meaning of ERISA section 3(37)), and each stock purchase, stock option, severance, employment, change-in-control, fringe benefit, bonus, incentive, deferred compensation and all other plans, agreements, programs, policies or other arrangements providing compensation or benefits, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the transactions contemplated by this Agreement or otherwise), whether formal or informal, written, legally binding or not, under which any employee or former employee of Parent or its Subsidiaries has any present or future right to benefits or Parent or its Subsidiaries has had or has any present or future material liability or which is sponsored, maintained or contributed to by Parent or its Subsidiaries. With respect to each material Parent Plan, Parent has furnished or made available to the Company a current, accurate and complete copy thereof (or, in the case of an unwritten Parent Plan, a summary of the material terms and conditions thereof) and, to the extent applicable: (i) any related trust agreement or other funding instrument (including insurance contracts), (ii) the most recent determination, advisory or opinion letter from the IRS, (iii) any summary plan description and summary of material modifications thereto and other equivalent written communications by the Parent or its Subsidiaries to their employees concerning the extent of the benefits provided under a Parent Plan; (iv) for the three most recent years (A) the Form 5500 and attached schedules, (B) audited financial statements, (C) actuarial valuation reports, (D) attorney’s response to an auditor’s request for information and (E) non-discrimination and other testing results for 2020, 2021 and 2022; and (v) copies of all material non-routine correspondence with any Governmental Entity in the past three years (including any filings under the Parent Plans Compliance Resolution System or the Department of Labor Delinquent Filer Program).
(b)   With respect to the Parent Plans:
(i)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, each Parent Plan is now and has at all times been established, maintained, funded and administered in accordance with its terms and in compliance with all applicable Laws, including the applicable provisions of ERISA and the Code, and no prohibited transaction, as described in Section 406 of ERISA or Section 4975 of the Code, has occurred with respect to any Parent Plan, and except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result a Parent Material Adverse Effect, all contributions required to be made under the terms of any Parent Plan or applicable Law have been timely made;
(ii)   each Parent Plan intended to be qualified under Section 401(a) of the Code has received a currently effective, favorable determination, advisory and/or opinion letter, as applicable, from the IRS that it is so qualified (or the deadline for obtaining such a letter has not expired as of the date of this Agreement) and, to the knowledge of Parent, nothing has occurred that would reasonably be expected to cause the loss, or failure to have, such qualified status of such Parent Plan; and
(iii)   there are no (and in the past three (3) years have not been any) material Actions (including any investigation, audit or other administrative proceeding) or other claims by the Department of Labor, the Pension Benefit Guaranty Corporation, the IRS or any other Governmental Entity or by any plan participant, beneficiary or other Person pending, or to the knowledge of Parent, threatened relating to the Parent Plans, any fiduciaries thereof with respect to their duties to the Parent Plans or the assets of any of the trusts under any of the Parent Plans (other than routine claims for benefits).

(c)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, Parent and its Subsidiaries do not maintain any Parent Plan, or otherwise have any liability with respect to a plan, that is a “group health plan” (as such term is defined in Section 5000(b)(1) of the Code) that has not been administered and operated in all respects in compliance with the applicable requirements of COBRA and the Parent and its Subsidiaries are not subject to any material liability, including additional contributions, fines, penalties or loss of tax deduction as a result of such administration and operation. Parent and its Subsidiaries do not have any material liability under Chapter 43 of the Code (whether or not assessed).
(d)   No Parent Plan is, and none of the Parent, any of its Subsidiaries or any Parent ERISA Affiliate maintains, sponsors or contributes to (or has any liability, including on account of previously maintaining, sponsoring or contributing to), a plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code. For purposes of this section, “Parent ERISA Affiliate” means any trade or business (whether or not incorporated) which is (or to the extent the Parent or any Subsidiary could have any outstanding liability on account of a prior affiliation, was) treated as a single employer along with Parent or any of its Subsidiaries for purposes of Section 4001 of ERISA or Section 414 of the Code. No Parent Plan is, and none of Parent or its Subsidiaries has any liability with respect to a plan that is, a “multiemployer plan” within the meaning of Section 3(37) of ERISA or a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA. None of any Parent Plan, Parent or any of its Subsidiaries provides or has any obligation to provide health, death or other welfare benefits following the termination of an employee’s employment with Parent or its Subsidiaries, except to the extent required by COBRA or other similar Law.
(e)   Neither the execution of this Agreement, nor the consummation of any of the transactions contemplated hereby (either alone or in combination with any other event) could reasonably be expected to result in the payment of a benefit or compensation, the increase of a benefit or compensation amount, the payment of a contingent benefit or the acceleration of the payment, funding or vesting of a benefit or compensation with respect to any current or former employee or other individual service provider of Parent or its Subsidiaries. Neither the execution of this Agreement, nor the consummation of any of the transactions contemplated hereby (either alone or in combination with any other event) could reasonably be expected to result in any payment or benefit being non-deductible pursuant to Section 280G of the Code or subject to a Tax under Section 4999 of the Code. The Parent has no obligation to indemnify any individual for, or provide a gross-up, make-whole or similar payment in respect of, any Tax incurred pursuant to Section 409A or 4999 of the Code or otherwise.
Section 4.12    Labor Matters
(a)   Parent and its Subsidiaries are, and since January 1, 2020 have been, in all material respects, in compliance with the terms of the Parent Plans, any applicable Labor Agreement and all applicable Laws respecting or relating to recruitment, employment and employment practices, and agency and other workers, including all Employment Laws.
(b)   Except as set forth on Section 4.12(c) of the Parent Disclosure Letter, there are no material Actions or claims pending or, to Parent’s knowledge, threatened, relating to Employment Law, or unfair labor practice or payment of compensation to any current or former service provider of the Parent or any of its Subsidiaries.
(c)   During the three (3)-year period immediately prior to the date of this Agreement, neither Parent nor its Subsidiaries have implemented any “plant closing” or “mass layoff” (in each case, as defined under the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar applicable foreign, state or local Law) with respect to which there is any remaining liability or obligation.
Section 4.13    Environmental Matters.
(a)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect: (i) Parent and each of its Subsidiaries are, and during the past three (3) years have been, in compliance with all applicable

Environmental Laws, and possess and are, and during the past three (3) years have been, in compliance with all applicable Environmental Permits required under such Environmental Laws to operate the business; (ii) there has been no release, discharge or disposal of Materials of Environmental Concern that could reasonably be expected to result in a violation by, or result in a liability of Parent and each of its Subsidiaries under, any Environmental Laws (A) on, under, in or at any owned or leased real property, or to the knowledge of Parent, (B) on, under, in or at any real property formerly owned or leased by Parent or its Subsidiaries or at any third party waste disposal location used by the Parent or its Subsidiaries; (iii) neither Parent nor any of its Subsidiaries have received any written request for information pursuant to section 104(e) of the Comprehensive Environmental Response, Compensation and Liability Act or similar state statute, concerning any release or threatened release of Materials of Environmental Concern at any location; and (iv) within the last three (3) years, neither Parent nor any of its Subsidiaries haves received any written notice, claim or complaint, or is presently subject to any action or proceeding, relating to actual or alleged non-compliance with, or liability arising under, Environmental Laws or any other liabilities pursuant to Environmental Laws that is unresolved, and to the knowledge of Parent, no such matter has been threatened in writing; and (v) the Parent has provided Company reasonable access to all material environmental investigations, studies, audits, analyses or other reports (including any Phase I or Phase II reports) to the extent in the possession, custody or control of the Parent or its Subsidiaries relating to the Parent or each of its Subsidiaries compliance with Environmental Law or the presence of contamination by Materials of Environmental Concern on, under, in or at any property currently or formerly owned, leased, operated or occupied by the Parent or its Subsidiaries.
(b)   Notwithstanding any other representations and warranties in this Agreement, the representations and warranties in this Section 4.13 are the only representations and warranties in this Agreement with respect to Environmental Laws or Materials of Environmental Concern.
Section 4.14    Taxes.
(a)   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect:
(i)   All Tax Returns required by applicable Law to be filed by or on behalf of Parent or any of its Subsidiaries have been timely filed in accordance with all applicable Laws (after giving effect to any extensions of time in which to make such filings), and all such Tax Returns are true, correct and complete.
(ii)   Parent and its Subsidiaries have timely paid in full to the appropriate Governmental Entity all Taxes required to be paid by any of them (whether or not shown on any Tax Return). Parent has established adequate accruals and reserves in accordance with GAAP on the financial statements included in the Parent SEC Documents for all Taxes payable by Parent and its applicable Subsidiaries with respect to all taxable periods (and portions thereof) through the date of such financial statements.
(iii)   Each of Parent and its Subsidiaries has (i) timely deducted, withheld and collected all amounts required to be deducted, withheld or collected by any of them with respect to any payment owing to, or received from, their employees, creditors, independent contractors, customers and other third parties and have timely paid or remitted over any amounts so withheld, deducted or collected to the appropriate Governmental Entity and (ii) otherwise complied with all applicable Laws relating to the withholding, collection and remittance of Taxes (including information reporting requirements).
(iv)   There are no Liens for Taxes with respect to any assets or properties of Parent or any of its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.
(v)   No claim has been made in writing by any Tax authority in a jurisdiction where Parent or any of its Subsidiaries has not filed a Tax Return of a particular type that Parent or its applicable Subsidiary, as the case may be, is or may be subject to Tax by, or required to file Tax Returns in, such jurisdiction with respect to Taxes that are the subject of such Tax Return.

(vi)   Neither Parent nor any its Subsidiaries (i) is or has been a member of any affiliated, combined, consolidated, unitary or similar group for purposes of filing Tax Returns or paying Taxes for which the statute of limitations is open (except for any such group of which Parent is the common parent) or (ii) has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar state, local or non-U.S. Law) or as a transferee or successor.
(vii)   Neither Parent nor any of its Subsidiaries is a party to or bound by, or has any obligation under, any Tax indemnity, sharing, allocation, or reimbursement agreement or arrangement, other than (A) customary Tax provisions in ordinary course commercial agreements, the principal purpose of which is not related to Taxes and (B) any agreement or arrangement solely between or among Parent and/or any of its Subsidiaries.
(viii)   No audits or other proceedings are currently ongoing or pending, or threatened or proposed in writing, against or with respect to Parent or any of its Subsidiaries with respect to any Tax or Tax Return. No deficiencies for any amount of Taxes have been asserted or assessed in writing against Parent or any of its Subsidiaries that have not been paid in full by any of them or that are not being contested in good faith and for which adequate accruals or reserves for such deficiency have not been established in accordance with GAAP on the financial statements included in the Parent SEC Documents.
(ix)   Neither Parent nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or any portion thereof) ending after the Closing Date as a result of (A) any installment sale or other open transaction disposition made prior to the Closing, (B) any adjustment under Section 481(a) of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) or change in method of accounting initiated prior to the Closing, (C) the use of an improper method of accounting for any taxable period (or portion thereof) ending on or prior to the Closing Date, (D) any “closing agreement” as described in Section 7121 of the Code (or any comparable, analogous or similar provision under any U.S. state or local or non-U.S. Law) executed prior to the Closing, (E) any prepaid amount or deferred revenue received or accrued prior to the Closing, (F) having entered into a “gain recognition agreement” within the meaning of Treasury Regulation Section 1.367(a)-8 or (G) pursuant to Section 965 of the Code. Neither Parent nor any of its Subsidiaries has made an election pursuant to Section 965(h) of the Code.
(x)   Neither Parent nor any of its Subsidiaries (A) has filed any extension of time within which to file any Tax Returns that have not been filed, except in the ordinary course of business, (B) has entered into any agreement or other arrangement waiving or extending the statute of limitations or the period of assessment or collection of any Taxes for which the statute of limitations is open, (C) has granted any power of attorney that is in force with respect to any matters relating to any Taxes, except in the ordinary course of business (D) has applied for a ruling from any Tax authority relating to any Taxes that has not been granted or has proposed to enter into an agreement with a Tax authority that is pending or (E) has been issued any private letter rulings, technical advice memoranda or similar agreement or rulings by any Tax authority.
(xi)   Neither Parent nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (or any similar state, local or non-U.S. Law).
(b)   Neither Parent nor any of its Subsidiaries has constituted a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intended to qualify for Tax-free treatment under Section 355 of the Code (or any similar provision of state, local, or non-U.S. Law) or otherwise as part of a plan (or series of related transactions), within the meaning of Section 355(e) of the Code, that includes the Merger, in the two years prior to the date of this Agreement.
(c)   Neither Parent nor any of its Subsidiaries has knowledge of any facts, agreements, plans or other circumstances or has taken or agreed to take any action, in each case that is not contemplated by this Agreement, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.
Section 4.15    Insurance.   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect, (a) all insurance policies of Parent and its Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as is, in all material respects, commercially reasonable, (b) neither Parent nor any of its Subsidiaries is in breach or default, and neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification of, any of such insurance policies and (c) since the earlier of the most recent renewal date and January 1, 2021, as of the date hereof, Parent has not received any written notice (i) threatening termination of, or premium increases with respect to, or material alteration of coverage under, any such policies, other than premium increases or alterations of coverage occurring in the ordinary course during the renewal process for any such policies, (ii) refusal of any coverage or rejection of any material claim under any insurance policy held by Parent or any of its Subsidiaries. As of the date of this Agreement, there is no pending material claim by Parent or its Subsidiaries against any insurance carrier under any insurance policy held by Parent or its Subsidiaries.
Section 4.16    Properties.   Except as, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect, Parent or a Subsidiary of Parent owns and has (i) good and valid title to all of its tangible personal property and (ii) a valid leasehold estate in all of its leased real property, free and clear of Encumbrances other than Permitted Encumbrances. No representation is made under this Section 4.16 with respect to any intellectual property or intellectual property rights, which are the subject of Section 4.17. Parent or a Subsidiary of Parent does not own any real property.
Section 4.17    Intellectual Property.
(a)   Except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, Parent or its Subsidiaries own, or have the right pursuant to valid and enforceable licenses to use, all (i) trademarks (including service marks, trade names, business marks, brand names, certification marks, trade dress, logos, corporate names, trade styles, and other indications of origin, and the goodwill associated with the foregoing, in each case in any jurisdiction), (ii) domain names, (iii) patents (including any national or multinational statutory invention registrations, patents and patent applications issued or applied for in any jurisdiction, including all certificates of invention, provisionals, non-provisionals, substitutions, divisionals, continuations, continuations-in-part, reissues, renewals, extensions, supplementary protection certificates, reexaminations, patents of addition, utility models, inventors’ certificates and the equivalents of any of the foregoing, in each case in any jurisdiction), (iv) copyrights (including with respect to literary, pictorial and graphic works in any jurisdiction), and (v) all know-how and trade secrets and other intellectual property rights, including for each case (i)-(iv), any pending applications to register, used in or necessary for the business of Parent and its Subsidiaries as currently conducted.
(b)   Except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, (i) all registered marks, patents, copyrights and domain names owned or purported to be owned (in whole or in part) by Parent or any of its Subsidiaries (collectively, “Parent Registered IP”) are valid, subsisting and, to the knowledge of Parent, enforceable. No Parent Registered IP is involved in any interference, reissue, reexamination, opposition, cancellation or similar proceeding and, to the knowledge of Parent, no such action is or has been threatened with respect to any of the Parent Registered IP.
(c)   Except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, each of Parent and its Subsidiaries has taken commercially reasonable steps to maintain the confidentiality of all information of Parent or its Subsidiaries that derives economic value (actual or potential) from not being generally known to other Persons who can obtain economic value from its disclosure or use, including taking commercially reasonable steps to safeguard any such information that is accessible through computer systems or networks, and to the knowledge of Parent, such information have not been used by or disclosed to any Person except pursuant to written, valid and appropriate non-disclosure agreements.
(d)   Except as, individually or in the aggregate, has not constituted or resulted in and would not reasonably be expected to constitute or result in a Parent Material Adverse Effect, to the knowledge of Parent, (i) Parent and its Subsidiaries are not infringing upon or misappropriating intellectual property of any third party in connection with the conduct of their respective businesses, (ii) no third party is misappropriating or infringing any intellectual property owned by Parent or any of its Subsidiaries and (iii) no intellectual property owned by Parent or any of its Subsidiaries is subject to any outstanding order, judgment, decree or stipulation restricting or limiting in any material respect the use or licensing thereof by Parent or any of its Subsidiaries.
Section 4.18    Health Care Regulatory Matters.
(a)   Parent, and to the knowledge of Parent, each of its directors, officers, management employees, agents (while acting in such capacity), contract manufacturers, suppliers, and distributors are, and at all times prior hereto were, in material compliance with all Health Care Laws to the extent applicable to Parent or any of its products or activities. To the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to any material liability under any Health Care Laws.
(b)   Parent is not party to any corporate integrity agreements, monitoring agreements, deferred or non-prosecution agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Entity.
(c)   All applications, notifications, submissions, information, claims, reports and statistical analyses, and other data and conclusions derived therefrom, utilized as the basis for or submitted in connection with any and all requests for a Permit from the FDA or other Governmental Entity relating to products that are regulated as drugs, medical devices, or other healthcare products under Health Care Laws, including biological and drug candidates, compounds or products being researched, tested, stored, developed, labeled, manufactured, packed and/or distributed by Parent or any of its Subsidiaries (“Parent Products”), including, without limitation, investigational new drug applications, when submitted to the FDA or other Governmental Entity were true, complete and correct in all material respects as of the date of submission and any necessary or required updates, changes, corrections or modification to such applications, submissions, information and data have been submitted to the FDA or other Governmental Entity. Parent does not have knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of a Permit required under Health Care Laws.
(d)   All preclinical studies and clinical trials conducted by or, to the knowledge of Parent, on behalf of Parent have been, and if still pending are being, conducted in material compliance with research protocols and all applicable Health Care Laws, including, but not limited to, the FDCA and its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58, 312 and , 314 and 601. No clinical trial conducted by or on behalf of Parent has been conducted using any clinical investigators who have been disqualified, debarred or excluded from healthcare programs. No clinical trial conducted by or on behalf of Parent has been terminated or suspended prior to completion, and no clinical investigator who has participated or is participating in, or institutional review board that has or has had jurisdiction over, a clinical trial conducted by or on behalf of Parent has placed a partial or full clinical hold order on, or otherwise terminated, delayed or suspended, such a clinical trial at a clinical research site based on an actual or alleged lack of safety or efficacy of any Parent Product or a failure to conduct such clinical trial in compliance with applicable Health Care Laws, their implementing regulations and good clinical practices. Parent has not identified or received notice of instances or allegations of research misconduct (defined as falsification or fabrication of data, or plagiarism, as those terms are defined in 42 C.F.R. Part 93) involving research conducted by, or on behalf of Parent, that could compromise or affect the integrity, reliability, completeness, or accuracy of the data collected in such research, or the rights, safety, or welfare of the research subjects.
(e)   All manufacturing operations conducted by or, to the knowledge of Parent, for the benefit of Parent have been and are being conducted in material compliance with all Permits under applicable

Health Care Laws, all applicable provisions of the FDA’s current good manufacturing practice (cGMP) regulations for pharmaceuticals and biological products at 21 C.F.R. Parts 210, 211, 600 and 610 and all comparable foreign regulatory requirements of any Governmental Entity.
(f)   Parent has not received any written communication that relates to an alleged violation or non-compliance with any Health Care Laws, including any notification of any pending or threatened claim, suit, proceeding, hearing, enforcement, investigation, arbitration, import detention or refusal, FDA Warning Letter or Untitled Letter, or any action by a Governmental Entity relating to any Health Care Laws. All Warning Letters, Form FDA-483 observations, or comparable findings from other Governmental Entities listed in Section 4.18 of Parent Disclosure Letter have been resolved and closed out to the satisfaction of the applicable Governmental Entity.
(g)   There have been no seizures, withdrawals, recalls, detentions, or suspensions of manufacturing, testing, or distribution relating to the Parent Products required or requested by a Governmental Entity, or other notice of action relating to an alleged lack of safety, efficacy, or regulatory compliance of the Parent Products, or any adverse experiences relating to the Parent Products that have been reported to FDA or other Governmental Entity (“Parent Safety Notices”), and, to the knowledge of Parent, there are no facts or circumstances that reasonably would be expected to give rise to a Parent Safety Notice.
(h)   There are no unresolved Parent Safety Notices, and to the knowledge Parent, there are no facts that would be reasonably likely to result in a material Parent Safety Notice or a termination or suspension of developing and testing of any of the Parent Products.
(i)   Neither Parent, nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has made an untrue statement of a material fact or fraudulent or misleading statement to a Governmental Entity, failed to disclose a material fact required to be disclosed to a Governmental Entity, or committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its FDA Ethics Policy. To the knowledge of Parent, none of the aforementioned is or has been under investigation resulting from any allegedly untrue, fraudulent, misleading, or false statement or omission, including data fraud, or had any action pending or threatened relating to the FDA Ethics Policy.
(j)   All reports, documents, claims, Permits and notices required to be filed, maintained or furnished to the FDA or any Governmental Entity by Parent have been so filed, maintained or furnished, except where failure to file, maintain or furnish such reports, documents, claims, Permits or notices that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect. All such reports, documents, claims, Permits and notices were true and complete in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing).
(k)   Neither Parent nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has committed any act, made any statement or failed to make any statement that violates the Federal Anti-Kickback Statute, 28 U.S.C. § 1320a-7b, the Federal False Claims Act, 31 U.S.C. § 3729, other Health Care Laws, or any other similar federal, state, or ex-U.S. law applicable in the jurisdictions in which the Parent Products are sold or intended to be sold.
(l)   Neither Parent nor, to the knowledge of Parent, any officer, employee, agent, or distributor of Parent has been convicted of any crime or engaged in any conduct that has resulted, or would reasonably be expected to result, in debarment under applicable Law, including, without limitation, 21 U.S.C. § 335a, or exclusion under 42 U.S.C. § 1320a-7, or any other statutory provision or similar law applicable in other jurisdictions in which the Parent Products are sold or intended to be sold. None of Parent nor any officer, employee, or to the knowledge of Parent, agent or distributor of Parent, has been debarred, suspended or excluded from participation in any federal health care program or convicted of any crime or engaged in any conduct for which such Person could be excluded from participating in any federal health care program under Section 1128 of the Social Security Act of 1935, as amended, or any similar Health Care Law or program.

Section 4.19    Certain Payments.   Neither Parent nor any of its Subsidiaries nor any director, officer, employee, agent or other person acting on behalf of Parent or its Subsidiaries has, directly or indirectly, (a) violated or taken any action that could potentially result in a violation of any Anti-Corruption Laws or (b): (i) used, offered to use or authorized the use of any funds of Parent or any of its Subsidiaries for unlawful contributions, unlawful gifts or unlawful entertainment, or for other unlawful payments, related to political activity or otherwise; (ii) made, offered to make or authorized any unlawful payment to foreign or domestic Government Officials or employees or to foreign or domestic political parties or campaigns from funds of Parent or its Subsidiaries; (iii) established or maintained any unlawful fund of monies or other assets of Parent or its Subsidiaries; (iv) made any inaccurate entry on the books or records of Parent or its Subsidiaries; (v) made, offered to make or authorized any bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, in any form or (vi) engaged in or facilitated any transaction or dealing in property or interests in property of, received from or made any contribution of funds, goods or services to or for the benefit of, provided any payments or material assistance to, or otherwise engage in or facilitated any transactions with any Prohibited Person. Neither Parent nor any of its Subsidiaries is or within the past five years has been (i) under external or internal investigation by any Governmental Entity for any potential or actual violation of any Anti-Corruption Laws or (ii) has received any written or other notice from any Governmental Entity regarding any potential or actual violation of, or potential or actual failure to comply with, any Anti-Corruption Laws. Neither Parent nor any of its Subsidiaries has made any disclosure (voluntary or otherwise) to any Governmental Entity with respect to any alleged irregularity, misstatement or omission or other potential violation or liability arising under or relating to any Anti-Corruption Laws.
Section 4.20    State Takeover Statutes.   No Takeover Laws enacted under of any state Laws in the United States apply to this Agreement or the CVR Agreement or any of the transactions contemplated hereby and thereby.
Section 4.21    Affiliate Transactions.   Except for directors’ and employment-related Material Contracts filed or incorporated by reference as an exhibit to a Parent SEC Document filed by Parent prior to the date hereof and for any intercompany agreements, as of the date hereof, no executive officer or director of Parent is a party to any Material Contract with or binding upon Parent or any of its Subsidiaries or any of their respective properties or assets or has any material interest in any material property owned by Parent or any of its Subsidiaries or has engaged in any material transaction with any of the foregoing that would be required to be disclosed under Item 404 of Regulation S-K promulgated by the SEC since January 1, 2021.
Section 4.22    Brokers.   No broker, investment banker, financial advisor or other Person, other than SVB Securities LLC and H.C. Wainwright & Co., LLC (together, the “Parent Financial Advisors”), is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent, its Subsidiaries, or Merger Sub. Parent has made available to the Company true, correct and complete copies of all engagement, fee and similar Contracts between Parent (or any Subsidiary of Parent) and the Parent Financial Advisors.
Section 4.23    Opinion of Financial Advisor.   Each of the Parent Financial Advisors has delivered to the Parent Board its written opinion (or oral opinion to be confirmed in writing), dated as of the date of this Agreement, to the effect that, as of the date of this Agreement and based upon and subject to the assumptions, qualifications, limitations and other matters set forth therein, the Merger Consideration proposed to be paid by Parent pursuant to this Agreement is fair, from a financial point of view, to Parent. Parent will make available to the Company a copy of each such opinion as soon as practicable following the execution of this Agreement for information purposes only.
Section 4.24    No Prior Activities.   Except for obligations incurred in connection with its organization and the transactions contemplated hereby, Merger Sub has not incurred any obligation or liability nor engaged in any business or activity of any type or kind whatsoever or entered into any Contract with any Person.
Section 4.25    No Other Representations or Warranties.   Except for the representations and warranties contained in Article III or in any certificate delivered pursuant to this Agreement, each of Parent and Merger Sub acknowledges that neither the Company nor any other Person on behalf of the Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries with respect to any other information provided to Parent or Merger Sub in connection with the transactions contemplated by this Agreement. Neither the Company nor any other Person will have or be subject to any liability to Parent or Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub, or Parent’s or Merger Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of, or in connection with, the transactions contemplated by this Agreement.
Section 4.26    No Reliance.   Each of Parent, and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company and its Subsidiaries with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review and has received sufficient responses to its requests for information regarding the Company and (c) has conducted its own independent investigation of the Company and its Subsidiaries and the transactions contemplated hereby, and has not relied on any representation or warranty by any Person on behalf of the Company or any of its Subsidiaries, except for the representations and warranties set forth in Article III or in any certificate delivered in connection with this Agreement. Without limiting the foregoing, except for the representations and warranties set forth in Article III of this Agreement or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company, its Subsidiaries or their respective businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that except for the representations and warranties set forth in Article III or in any certificate delivered in connection with this Agreement, Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto.
ARTICLE V
COVENANTS
Section 5.1    Conduct of Business of the Company.
(a)   The Company covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly required by this Agreement, (ii) as disclosed in Section 5.1(a) of the Company Disclosure Letter, (iii) as required by applicable Law (including any Public Health Measures) or with respect to commercially reasonable actions taken by the Company or any of its Subsidiaries in response to Public Health Measures that are taken in good faith and are consistent with practices in the industry and geographic regions in which the Company operates in response to COVID-19 or (iv) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall, and shall cause each of its Subsidiaries to, (w) conduct their respective business in the ordinary course of business in all material respects and (x) use reasonable best efforts to preserve substantially intact their respective business organizations and material assets, to keep available the services of its and its Subsidiaries’ current officers and key employees, to preserve their respective present relationships with material customers and material suppliers and comply in all material respects with all applicable Laws.
(b)   Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except (w) as expressly required by this Agreement, (x) as disclosed in Section 5.1(b) of the Company Disclosure Letter, (y) as required by applicable Law (including any Public Health

Measures) or (z) to the extent Parent shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), the Company shall not, and the Company shall cause each of its Subsidiaries not to:
(i)   amend or otherwise change its Organizational Documents;
(ii)   issue, deliver, sell, pledge, grant, dispose of or encumber any shares of capital stock, or grant to any Person any right to acquire any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, except pursuant to the exercise of Company Stock Options or settlement of other awards (including, but not limited to Company RSUs) outstanding as of the date hereof (or permitted hereunder to be granted after the date hereof) and in accordance with the terms of such instruments;
(iii)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of the Company to the Company or to other Subsidiaries);
(iv)   (A) adjust, split, combine, exchange, redeem, repurchase or otherwise acquire any shares of capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any of its Subsidiaries’ capital stock or equity interests, except in connection with the cashless exercises or similar transactions pursuant to the exercise of Company Stock Options or settlement of Company RSUs or other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof or through the Company’s existing or previously announced repurchase program, redemptions or exchanges, or (B) reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of the Company’s or any of its Subsidiaries’ capital stock or equity interests;
(v)   (A) acquire (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets other than (x) such acquisitions set forth on Section 5.1(b)(v) of the Company Disclosure Letter, (y) purchases of inventory and other assets in the ordinary course of business or pursuant to existing Contracts; (B) sell, assign, transfer, lease, license, encumber or otherwise dispose of (whether by merger, consolidation or acquisition of stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any assets, other than, in each case, (x) sales of inventory, goods or services in the ordinary course of business or of obsolete equipment or assets in the ordinary course of business; (C) as security for any borrowings permitted by Section 5.1(b)(viii); or (D) licenses granted to customers or other third parties in the ordinary course of business; or (E) dispositions of assets which do not constitute Company Intellectual Property, and with respect to which the fair market value of all such assets does not exceed $500,000 in the aggregate;
(vi)   except in the ordinary course of business, (x) materially amend or terminate any Material Contract (other than terminations pursuant to the expiration of the existing term of any Material Contract or without penalty and loss of material benefit to the Company), (y) waive, release or assign any material rights under any Material Contract or (z) enter into any Contract or agreement that, if in effect on the date of this Agreement, would constitute a Material Contract;
(vii)   make, or agree or commit to make, any capital expenditure, except (A) for capital expenditures in the ordinary course in an amount not to exceed $300,000, (B) capital expenditures related to operational emergencies or (C) as required by Law or a Governmental Entity; provided, that in the case of clauses (B) and (C), the Company shall provide Parent with notice of such action taken as soon as reasonably practicable thereafter;
(viii)   fail to maintain compliance in all material respects with the material terms of the Term Loan Credit Facility;

(ix)   (A) make any loans, advances or capital contributions to, or investments in, any other Person (other than a Subsidiary of the Company), (B) incur, redeem, repurchase, prepay, defease, or cancel any indebtedness for borrowed money, guarantee any such indebtedness, issue or sell any debt securities or rights to acquire any debt securities (directly, contingently or otherwise) or make any loans or advances or capital contributions to any other Person, except for: (1) subject to Section 5.21, repayment of the amounts outstanding under the Term Loan Credit Facility when due in accordance with their terms; (2) any indebtedness among the Company and its Subsidiaries or among Subsidiaries of the Company (and guarantees by the Company or its Subsidiaries in respect thereof) and (3) purchase money financings and capital leases entered into in the ordinary course of business in an aggregate amount not to exceed $50,000 at any time outstanding, (C) assume, guarantee, endorse or otherwise become liable or responsible for the indebtedness or other obligations of another Person (other than a guaranty by the Company on behalf of its Subsidiaries) or (D) incur any Encumbrance on any of its material property or assets, except Permitted Encumbrances;
(x)   except to the extent required by applicable Law or any Company Plan in effect as of the date hereof, (A) materially increase or decrease the compensation or benefits of any director or any Company Employee with annual base compensation in excess of $200,000, (B) enter into, establish, amend, terminate or materially modify (including by exercising discretion to accelerate vesting or the time of payment or funding) any Company Plan, or any arrangement that would be a Company Plan if in effect as of the date of this Agreement; (C) hire any individual as an employee (except, with respect to any individual whose annual base compensation does not exceed $200,000, to fill a vacancy); (D) terminate the employment of any Company Employee with annual base compensation in excess of $200,000 (other than for cause); or (E) enter into any collective bargaining agreement;
(xi)   implement or adopt any material change in its methods of accounting, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;
(xii)   adopt a plan of (A) complete or partial liquidation of the Company or any Subsidiary of the Company or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among direct or indirect wholly owned Subsidiaries of the Company;
(xiii)   enter into any Company Real Property Leases;
(xiv)   commence, compromise, settle or agree to settle any Action (including any Action relating to this Agreement or the transactions contemplated hereby), or consent to the same, other than compromises, settlements or agreements in the ordinary course of business that (A) involve only the payment of money damages (1) for an amount (in excess of insurance proceeds) for each such compromise or settlement that is, individually, less than $50,000 and for all such compromises or settlements that is, in the aggregate, less than $100,000 or (2) consistent with the reserves reflected in the Company’s balance sheet at December 31, 2022, (B) do not impose any restriction on the Company’s business or the business of its Subsidiaries, (C) do not relate to any litigation, claim, suit, action or proceeding by the Company’s stockholders in connection with this Agreement or the Merger and (D) do not include an admission of liability or fault on the part of the Company or any of its Subsidiaries;
(xv)   (A) make, change or revoke any material Tax election, (B) change or adopt any material Tax accounting period or material method of Tax accounting, (C) amend or refile any material Tax Return, (D) file any material Tax Return prepared in a manner materially inconsistent with past practice, (E) settle or compromise any material liability for Taxes or any audit, claim or other proceeding relating to a material amount of Taxes, (F) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar state, local or non-U.S. Law), (G) request any ruling from any Governmental Entity relating to Taxes, (H) surrender any right to claim a material refund of Taxes or (I) other than in the ordinary course of business, agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes;

(xvi)   sell, transfer, assign, license, or otherwise dispose of (by merger, consolidation, operation of law, division or otherwise), or grant a Lien on, covenant not to sue in respect of, mortgage, encumber or exchange any material Company Intellectual Property owned, or purported to be owned, by, or exclusively license to, the Company or any Subsidiary of the Company (other than the grant of non-exclusive licenses to customers in the ordinary course of business, to the extent such licenses are necessary for the respective customer’s use or receipt of Company Products and subject to terms and conditions (including as to confidentiality) that are consistent with past practice);
(xvii)   materially reduce the amount of insurance coverage or fail to renew or maintain any material existing insurance policies;
(xviii)   (A) amend any Permits in a manner that adversely impacts the Company’s ability to conduct its business in any material respect or (B) terminate or knowingly allow to lapse any material Permits;
(xix)   with respect to Intellectual Property, (A) sell, assign, license, sublicense, encumber, fail to maintain, transfer or otherwise dispose of any right, title or interest of the Company in any Company Intellectual Property, (B) grant, extend, amend, or waive, cancel or modify any rights in or to the Company Intellectual Property, (C) fail to use diligent efforts to file and prosecute any patent applications included in the Company Intellectual Property; or
(xx)   agree to take or otherwise authorize, approve or enter into any agreement or make any commitment to take any of the actions described in Sections 5.1(b)(i) through (xix).
Section 5.2    Conduct of Business of Parent.
(a)   Parent covenants and agrees that, during the period from the date hereof until the Effective Time, except (i) as expressly required by this Agreement, (ii) as disclosed in Section 5.2(a) of the Parent Disclosure Letter, (iii) as required by applicable Law (including any Public Health Measures) or with respect to commercially reasonable actions taken by Parent or any of its Subsidiaries in response to Public Health Measures that are taken in good faith and are consistent with practices in the industry and geographic regions in which Parent operates in response to COVID-19 or (iv) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall, and shall cause each of its Subsidiaries to (w) conduct their respective business in the ordinary course of business in all material respects and (x) use reasonable best efforts to preserve substantially intact their respective business organizations and material assets, to keep available the services of its and its Subsidiaries’ current officers and key employees, to preserve their respective present relationships with material customers and material suppliers and comply in all material respects with all applicable Laws.
(b)   Without limiting the generality of the foregoing, between the date of this Agreement and the Effective Time, except (w) as expressly required by this Agreement, (x) as disclosed in Section 5.2(b) of the Parent Disclosure Letter, (y) as required by applicable Law (including any Public Health Measures), or (z) to the extent the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, conditioned or delayed), Parent shall not and shall cause each of its Subsidiaries not to:
(i)   amend or otherwise change the Organizational Documents of Parent or Merger Sub in any manner that would be adverse in any material respect to the holders of Company Shares (after giving effect to the Merger) relative to other holders of Parent Common Stock;
(ii)   issue, deliver, sell, grant or otherwise permit to become outstanding any shares of capital stock, or grant to any Person any right to acquire any additional shares of, or securities convertible or exchangeable for, or options, warrants or rights to acquire, any shares of its capital stock or other equity interests, except (A) pursuant to the exercise of Parent Stock Options or settlement of other equity awards issued pursuant to a Parent Plan; (B) shares of Parent Common Stock issuable upon exercise or exchange of any outstanding convertible notes or warrants; (C) compensatory awards in the ordinary course of business; or (D) to any of the Company and its Subsidiaries;
(iii)   declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (except for any dividend or distribution by a Subsidiary of Parent to Parent or to other Subsidiaries);
(iv)   (A) adjust, split, combine, exchange, redeem, repurchase or otherwise acquire any shares of Parent Common Stock, except (w) in connection with the cashless exercises or similar transactions pursuant to the exercise of Parent Stock Options or settlement of other awards or obligations outstanding as of the date hereof or permitted to be granted after the date hereof, (x) shares of Parent Common Stock repurchased from employees or consultants or former employees or consultants of Parent pursuant to the exercise of repurchase rights; (y) shares of Parent Common Stock accepted as payment for the exercise price of Parent’s equity awards or for withholding Taxes incurred in connection with the exercise, vesting or settlement of equity awards, as applicable, in accordance with the terms of the applicable award; or (z) through Parent’s existing or previously announced repurchase program, redemptions or exchanges, or (B) reclassify, combine, split, subdivide or otherwise amend the terms of its capital stock or equity interests, or any other securities or obligations convertible (currently or after the passage of time or the occurrence of certain events) into or exchangeable for any shares of Parent’s or any of its Subsidiaries’ capital stock or equity interests;
(v)   implement or adopt any material change in its methods of accounting, except as may be required to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;
(vi)   adopt a plan of (A) complete or partial liquidation of Parent or Merger Sub or (B) dissolution, merger, consolidation, division, restructuring, recapitalization or other reorganization, other than, in the case of clause (B), transactions between or among Parent and any direct or indirect wholly owned Subsidiaries of Parent; or
(vii)   agree to take or otherwise authorize, approve or enter into any agreement or make any commitment to take any of the actions described in Section 5.2(b)(i) through Section 5.2(b)(vi).
Section 5.3    No Control of Other Party’s Business.   Nothing contained in this Agreement (including anything in Section 5.1(b)) shall give Parent, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Effective Time, and nothing contained in this Agreement (including anything in Section 5.2(b)) shall give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations prior to the Effective Time. Prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
Section 5.4    No Solicitation by the Company.
(a)   From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Section 7.1, except as expressly permitted by this Section 5.4, the Company agrees that it shall not, and shall cause its Subsidiaries and direct its and their respective directors, officers, employees, investment bankers, attorneys, consultants, accountants and other advisors, agents or representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly assist, knowingly induce or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any proposal or offer that constitutes, or would be reasonably expected to lead to, a Company Acquisition Proposal or (ii) engage in, continue or participate in any negotiations or discussions with any Persons other than Parent, Merger Sub and their respective Affiliates and Representatives to the extent acting on behalf of Parent or Merger Sub (any such Person, a “Third Party”) (other than to refer the inquiring Person to this Section 5.4) concerning any Company Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Company Acquisition Proposal, (iii) furnish or provide or cause to be furnished or provided any non-public information or data relating to the Company or any of its Subsidiaries in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes of would reasonably be expected to lead to a Company Acquisition Proposal, or (iv) resolve or agree to do any of the foregoing. The Company agrees that it will, and will cause its Subsidiaries and direct its and their respective Representatives to, (x) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Company Acquisition Proposal, (y) deliver a written notice to any such Third Party explicitly stating that the Company is terminating all discussions and negotiations with such Third Party with respect to any Company Acquisition Proposal, and requesting that such Third Party promptly return or destroy all confidential or proprietary information concerning the Company and its Subsidiaries, and (z) promptly terminate access of any such Third Party to any due diligence or electronic or physical data room with respect to any Company Acquisition Proposal; provided, that nothing in this Agreement shall restrict the Company from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case to the extent necessary to comply with fiduciary duties under applicable Law.
(b)   Notwithstanding anything to the contrary in Section 5.4(a), at any time prior to obtaining the Company Stockholder Approval, in response to an unsolicited bona fide written Company Acquisition Proposal from a Third Party made after the date hereof that (x) did not result from a material breach of Section 5.4(a) or Section 5.4(c) by the Company, any of its Subsidiaries or any of its or their respective Representatives, and (y) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, constitutes or may reasonably be expected to lead to a Company Superior Proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to the Company and its stockholders under applicable Law, the Company and its Representatives may, following receipt of an executed customary confidentiality agreement with non-disclosure provisions that are at least as restrictive of such Third Party as the Confidentiality Agreement (except for such changes specifically necessary in order for the Company to be able to comply with its obligations under this Agreement) and that does not prohibit compliance by the Company with this Section 5.4: (i) furnish information with respect to the Company and its Subsidiaries to such Third Party making such Company Acquisition Proposal and (ii) participate in discussions or negotiations with such Third Party and its Representatives regarding such Company Acquisition Proposal; provided, that the Company shall promptly (and in no event later than 24 hours after its receipt of such Company Acquisition Proposal) provide or make available to Parent any material non-public information concerning the Company or any of its Subsidiaries that is provided to the Person making such Company Acquisition Proposal or its Representatives which was not previously provided or made available to Parent. If the Company receives a Company Acquisition Proposal, then the Company shall promptly (and in no event later than 24 hours after its receipt of such Company Acquisition Proposal) notify Parent in writing of such Company Acquisition Proposal (which notification shall include the identity of the Person making or submitting such request or Company Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, a written summary of the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and the Company shall thereafter keep Parent reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of the status of such Company Acquisition Proposal, including informing Parent of any material change to the terms of such Company Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.
(c)   Subject to the permitted actions contemplated by clauses (d) and (e) below, and Section 7.1(c)(ii), neither the Company Board nor any committee thereof shall (i) withdraw, change, qualify, withhold, amend or modify in a manner adverse to Parent or Merger Sub, or publicly propose to withdraw, change, qualify, withhold, amend or modify in a manner adverse to Parent or Merger Sub, the Company Board Recommendation, (ii) adopt, approve, recommend, or publicly propose to adopt, approve or recommend, any Company Acquisition Proposal or Company Alternative Acquisition Agreement, (iii) fail to include the Company Board Recommendation in the Joint Proxy Statement/Prospectus, (iv) in the event a tender offer that constitutes a Company Acquisition Proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such Company

Acquisition Proposal in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days of such commencement (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 5.6(b)), or (v) if requested by Parent, fail to issue, within ten (10) Business Days after a Company Acquisition Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Company Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 5.6(b)), a press release reaffirming the Company Board Recommendation (any of such action in clauses (i)-(v), an “Company Adverse Recommendation Change”), (vi) cause or permit the Company or any of its Subsidiaries to enter into or agree to any letter of intent, memorandum of understanding or similar document, agreement in principle, acquisition agreement, merger agreement, or other similar agreement or commitment (other than a confidentiality agreement referred to in Section 5.4(b) entered into in compliance with Section 5.4(b)) relating to any Company Acquisition Proposal (a “Company Alternative Acquisition Agreement”) or (vii) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Company Acquisition Proposal or counterparty thereto; provided, that delivery of a written notice to Parent as contemplated by paragraph (d) below, or public disclosure that such notice has been delivered to Parent, shall not be deemed to constitute an Company Adverse Recommendation Change or otherwise a violation of this clause (c).
(d)   Notwithstanding anything to the contrary set forth in this Section 5.4, following receipt of a written Company Acquisition Proposal by the Company after the date of this Agreement that did not result from a breach of this Section 5.4, and that has not been withdrawn, the Company Board may, at any time prior to the Company Stockholders Meeting, make a Company Adverse Recommendation Change and authorize the Company to terminate this Agreement to enter into a Company Alternative Acquisition Agreement with respect to such Company Superior Proposal in accordance with Section 7.1(c)(ii), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met prior to making such Company Adverse Recommendation Change:
(i)   the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and its financial advisor, that such Company Acquisition Proposal constitutes a Company Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Law;
(ii)   (A) the Company shall have provided to Parent five Business Days’ prior written notice (the “Company Superior Proposal Notice”), which shall state expressly (1) that it has received a written Company Acquisition Proposal that constitutes a Company Superior Proposal, (2) an unredacted copy of such Company Acquisition Proposal (or, if not in writing, the material terms and conditions thereof, including the consideration offered therein and the identity of the Person or group making the Company Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Company Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Company Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Company Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (iii) below, the Company Board has determined to make a Company Adverse Recommendation Change or to terminate this Agreement in accordance with Section 7.1(c)(ii) in order to enter into the Company Alternative Acquisition Agreement, as applicable and (B) prior to making such Company Adverse Recommendation Change or terminating this Agreement in accordance with Section 7.1(c)(ii), as applicable, (x) the Company shall have used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such notice period commencing on the delivery of the Company Superior Proposal Notice, to consider any adjustments proposed by Parent to the terms and conditions of this Agreement such that the Company Alternative Acquisition Agreement ceases to constitute a Company Superior Proposal and (y) in determining whether to make an Company Adverse Recommendation Change or to effect a termination in accordance with Section 7.1(c)(ii), the Company Board shall have taken into account any changes to the terms of this Agreement proposed by Parent and any other information provided by Parent in response to such notice; and

(iii)   following the end of such five Business Day period (as such period may be extended in accordance with clause (ii) above), the Company Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Company Superior Proposal and taking into account any revised terms proposed by Parent, such Company Superior Proposal continues to constitute a Company Superior Proposal and that the failure to make such Company Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 7.1(c)(ii), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(e)   Notwithstanding anything to the contrary set forth in this Section 5.4, upon the occurrence of any Company Intervening Event, the Company Board may, at any time prior to the Company Stockholders Meeting, make a Company Adverse Recommendation Change that is not related to a Company Acquisition Proposal if all of the following conditions are met:
(i)   prior to making such Company Adverse Recommendation Change, (1) the Company Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Company Intervening Event, a failure to effect a Company Adverse Recommendation Change would be reasonably expected to be inconsistent with the Company Board’s fiduciary duties to its stockholders under applicable Law, (2) the Company shall have (A) provided to Parent five Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Company Intervening Event and the rationale for the Company Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Company Board has determined to make an Company Adverse Recommendation Change and (B) prior to making such an Company Adverse Recommendation Change, used commercially reasonable efforts to engage in good faith with Parent (to the extent Parent wishes to engage) during such five Business Day period to consider any adjustments proposed by Parent to the terms and conditions of this Agreement such that the failure of the Company Board to make an Company Adverse Recommendation Change in response to the Company Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and
(ii)   following the end of such five Business Day period, the Company Board shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Company Intervening Event and taking into account any revised terms proposed by Parent, the failure to make a Company Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(f)   The Company promptly (and in any event within 48 hours) shall advise Parent orally and in writing of (i) any written Company Acquisition Proposal, (ii) any written request for non-public information relating to the Company or its Subsidiaries, other than requests for information not reasonably expected to be related to a Company Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding a Company Acquisition Proposal, including in each case the identity of the Person making any such Company Acquisition Proposal, inquiry or request and the material terms of any such Company Acquisition Proposal, inquiry or request and thereafter shall keep Parent informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.
(g)   Nothing set forth in this Agreement shall prevent the Company or the Company Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to the Company’s stockholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Company Adverse Recommendation Change shall be permitted, made or taken except in accordance with Section 5.4(d).

(h)   Any breach of the restrictions contained in this Section 5.4 by any of the Company’s Subsidiaries, or any Representatives of the Company or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.4 by the Company.
(i)   As used in this Agreement:
(i)   “Company Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than Parent or one of its Subsidiaries for (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of the Company (or any Subsidiary or Subsidiaries of the Company whose business constitutes 20% or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities, voting power or consolidated total assets of the Company and its Subsidiaries, in each case other than the Merger and the other transactions contemplated by this Agreement.
(ii)   “Company Intervening Event” means an Effect that arises following the date hereof that (A) (x) was not known to, or reasonably foreseeable by, the Company Board prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which Effect becomes known to, or reasonably foreseeable by, the Company Board prior to the Company Stockholders Meeting, and (y) is material to the Company and its Subsidiaries (taken as a whole), and (B) does not relate to (x) a Company Acquisition Proposal or a Company Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, and (y) in each case in and of itself, any changes in the market price or trading volume of Company Shares or the fact that the Company meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clause (A)).
(iii)   “Company Superior Proposal” means any bona fide written Company Acquisition Proposal (A) on terms which the Company Board determines in good faith, after consultation with the Company’s outside legal counsel and financial advisors, to be more favorable from a financial point of view (including taking into account payment by the Company of the Company Termination Fee) to the holders of Company Shares than the Merger and the other transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement committed to in writing by Parent in response to such Company Acquisition Proposal pursuant to Section 5.4(d)), taking into account all the terms and conditions of such proposal, including the timing, likelihood of consummation, confidentiality, legal, financial, regulatory, financing and other aspects of such Company Acquisition Proposal, and this Agreement and (B) that the Company Board believes in good faith, after consultation with the Company’s outside legal counsel and financial advisors, is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for purposes of the definition of “Company Superior Proposal,” the references to “20%” in the definition of Company Acquisition Proposal shall be deemed to be references to “50%.”
Section 5.5    No Solicitation by Parent.
(a)   From the date of this Agreement until the earlier of the Effective Time and the valid termination of this Agreement in accordance with Section 7.1, except as expressly permitted by this Section 5.5, Parent agrees that neither it nor any of its Subsidiaries shall, and that it shall not, and shall cause its Subsidiaries and direct its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, knowingly assist, knowingly induce or knowingly encourage or facilitate (including by providing information) any inquiries, proposals or offers with respect to, or the making, submission, announcement or completion of, any proposal or offer that constitutes, or would be reasonably expected to lead to, a Parent Acquisition Proposal or (ii) engage in, continue or participate in any negotiations or discussions with any Third Party (other than to refer the inquiring Person to this Section 5.5) concerning any Parent Acquisition Proposal or any inquiry, proposal or offer that would reasonably be expected to lead to any Parent Acquisition Proposal, (iii) furnish or provide or cause to be furnished or provided any non-public information or data relating to Parent or any of its Subsidiaries in connection with, or for the purpose of soliciting, initiating, encouraging or facilitating, or in response to, any inquiry, proposal or offer that constitutes of would reasonably be expected to lead to a Parent Acquisition Proposal, or (iv) resolve or agree to do any of the foregoing. Parent agrees that it will, and will cause its Subsidiaries and direct its and their respective Representatives to, (x) immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Third Party conducted heretofore with respect to any Parent Acquisition Proposal, (y) deliver a written notice to any such Third Party explicitly stating that Parent is terminating all discussions and negotiations with such Third Party with respect to any Parent Acquisition Proposal, and requesting that such Third Party promptly return or destroy all confidential or proprietary information concerning Parent and its Subsidiaries, and (z) promptly terminate access of any such Third Party to any due diligence or electronic or physical data room with respect to any Parent Acquisition Proposal; provided, that nothing in this Agreement shall restrict Parent from permitting a Person to request the waiver of a “standstill” or similar obligation or from granting such a waiver, in each case to the extent necessary to comply with fiduciary duties under applicable Law.
(b)   Notwithstanding anything to the contrary in Section 5.5(a), at any time prior to obtaining the Parent Stockholder Approval, in response to an unsolicited bona fide written Parent Acquisition Proposal from a Third Party made after the date hereof that (x) did not result from a material breach of Section 5.5(a) or Section 5.5(c) by Parent, any of its Subsidiaries or any of its or their respective Representatives, and (y) Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and its financial advisor, constitutes or may reasonably be expected to lead to a Parent Superior Proposal and that failure to engage in such discussions or negotiations, or provide such information, would reasonably be expected to be inconsistent with Parent Board’s fiduciary duties to Parent and its stockholders under applicable Law, Parent and its Representatives may, following receipt of an executed customary confidentiality agreement with non-disclosure provisions that are at least as restrictive of such Third Party as the Confidentiality Agreement (except for such changes specifically necessary in order for Parent to be able to comply with its obligations under this Agreement) and that does not prohibit compliance by Parent with this Section 5.5(b) (i) furnish information with respect to Parent and its Subsidiaries such Third Party making such Parent Acquisition Proposal and (ii) participate in discussions or negotiations with such Third Party and its Representatives regarding such Parent Acquisition Proposal; provided, that Parent shall promptly (and in no event later than 24 hours after its receipt of such Parent Acquisition Proposal) provide or make available to the Company any material non-public information concerning Parent or any of its Subsidiaries prior to or substantially concurrently with the provision of such information to the Person making such Parent Acquisition Proposal or its Representatives which was not previously provided or made available to the Company. If Parent receives a Parent Acquisition Proposal, then Parent shall promptly (and in no event later than 24 hours after its receipt of such Parent Acquisition Proposal) notify the Company in writing of such Parent Acquisition Proposal (which notification shall include the identity of the Person making or submitting such request or Parent Acquisition Proposal and an unredacted copy of any such written request or proposal (or, if not in writing, a written summary of the material terms and conditions thereof)), together with copies of any proposed transaction agreements, and Parent shall thereafter keep the Company reasonably informed in writing, on a current basis (and, in any event, within 24 hours), of the status of such Parent Acquisition Proposal, including informing the Company of any material change to the terms of such Parent Acquisition Proposal, and the status of any negotiations, including any change in its intentions as previously notified.
(c)   Subject to the permitted actions contemplated by clauses (d) and (e) below, and Section 7.1(d)(ii), neither the Parent Board nor any committee thereof shall (i) withdraw, change, qualify, withhold, amend or modify in a manner adverse to the Company, or publicly propose to withdraw, change, qualify, withhold, amend or modify in a manner adverse to the Company, the Parent Board Recommendation, (ii) adopt, approve, recommend, or publicly propose to adopt, approve or recommend, any Parent Acquisition Proposal or Parent Alternative Acquisition Agreement, (iii) fail to include the Parent Board Recommendation in the Joint Proxy Statement/Prospectus, (iv) in the event a tender offer that constitutes a Parent Acquisition Proposal subject to Regulation 14D under the Exchange Act is commenced, fail to recommend against such Parent Acquisition Proposal in any solicitation or recommendation statement made on Schedule 14D09 within (10) Business Days of such commencement (and in no event later than one (1) Business Day prior to the date of the Parent Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 5.6(c)) or (v) if requested by the Company, fail to issue, within ten (10) Business Days after a Parent Acquisition Proposal is publicly announced (and in no event later than one (1) Business Day prior to the date of the Parent Stockholder Meeting, as it may be postponed or adjourned pursuant to Section 5.6(c)), a press release reaffirming the Parent Board Recommendation (any of such action in clauses (i)-(v), a “Parent Adverse Recommendation Change”); (vi) cause or permit Parent or any of its Subsidiaries to enter into or agree to any letter of intent, memorandum of understanding or similar document, agreement in principle, acquisition agreement, merger agreement, or other similar agreement or commitment (other than a confidentiality agreement referred to in Section 5.5(b) entered into in compliance with Section 5.5(b)) relating to any Parent Acquisition Proposal (a “Parent Alternative Acquisition Agreement”) or (vii) take any action to make the provisions of any anti-takeover or similar statute or regulation inapplicable to any Parent Acquisition Proposal or counterparty thereto; provided, that delivery of a written notice to the Company as contemplated by paragraph (d) below, or public disclosure that such notice has been delivered to the Company, shall not be deemed to constitute a Parent Adverse Recommendation Change or otherwise a violation of this clause (c).
(d)   Notwithstanding anything to the contrary set forth in this Section 5.5, following receipt of a written Parent Acquisition Proposal by Parent after the date of this Agreement that did not result from a breach of this Section 5.5 and has not been withdrawn the Parent Board may, at any time prior to the Parent Stockholders Meeting, make a Parent Adverse Recommendation Change and authorize Parent to terminate this Agreement to enter into a Parent Alternative Acquisition Agreement with respect to such Parent Superior Proposal in accordance with Section 7.1(d)(ii), or authorize, resolve, agree or propose publicly to take any such action, if all of the following conditions are met prior to making such Parent Adverse Recommendation Change:
(i)   the Parent Board determines in good faith, after consultation with the Parent’s outside legal counsel and its financial advisor, that such Parent Acquisition Proposal constitutes a Parent Superior Proposal and that failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties to its stockholders under applicable Law;
(ii)   (A) Parent shall have provided to the Company five Business Days’ prior written notice (the “Parent Superior Proposal Notice”), which shall state expressly (1) that it has received a written Parent Acquisition Proposal that constitutes a Parent Superior Proposal, (2) an unredacted copy of such Parent Acquisition Proposal (or, if not in writing, the material terms and conditions thereof including the consideration offered therein and the identity of the Person or group making the Parent Acquisition Proposal) and shall have contemporaneously provided an unredacted copy of the Parent Alternative Acquisition Agreement and all other documents (other than immaterial documents) related to the Parent Superior Proposal (it being understood and agreed that any amendment to the financial terms or any other material term or condition of such Parent Superior Proposal shall require a new notice and an additional two Business Day period) and (3) that, subject to clause (iii) below, the Parent Board has determined to make an Parent Adverse Recommendation Change or to terminate this Agreement in accordance with Section 7.1(d)(ii) in order to enter into the Parent Alternative Acquisition Agreement, as applicable and (B) prior to making such Parent Adverse Recommendation Change or terminating this Agreement in accordance with Section 7.1(d)(ii), as applicable, (x) Parent shall have used commercially reasonable efforts to engage in good faith with the Company (to the extent the Company wishes to engage) during such notice period commencing on the delivery of the Parent Superior Proposal Notice, to consider any adjustments proposed by the Company to the terms and conditions of this Agreement such that the Parent Alternative Acquisition Agreement ceases to constitute a Parent Superior Proposal and (y) in determining whether to make a Parent Adverse Recommendation Change or to effect a termination in accordance with Section 7.1(d)(ii), the Parent Board shall have taken into account any changes to the terms of this Agreement proposed by the Company and any other information provided by the Company in response to such notice; and
(iii)   following the end of such five Business Day period (as such period may be extended in accordance with clause (ii) above), the Parent Board shall have determined, in good faith, after consultation with its financial advisors and outside legal counsel, that, in light of such Parent Superior Proposal and taking into account any revised terms proposed by the Company, such Parent Superior Proposal continues to constitute a Parent Superior Proposal and that the failure to make such Parent Adverse Recommendation Change or to so terminate this Agreement in accordance with Section 7.1(d)(ii), as applicable, would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(e)   Notwithstanding anything to the contrary set forth in this Section 5.5, upon the occurrence of any Parent Intervening Event, the Parent Board may, at any time prior to the Parent Stockholders Meeting, make a Parent Adverse Recommendation Change that is not related to a Parent Acquisition Proposal if all of the following conditions are met:
(i)   prior to making such Parent Adverse Recommendation Change, (1) the Parent Board determines in good faith, after consultation with its outside legal counsel and its financial advisor, that, in light of such Parent Intervening Event, a failure to effect a Parent Adverse Recommendation Change would be reasonably expected to be inconsistent with the Parent Board’s fiduciary duties to its stockholders under applicable Law, (2) Parent shall have (A) provided to the Company five Business Days’ prior written notice, which shall (1) set forth in reasonable detail information describing the Parent Intervening Event and the rationale for the Parent Adverse Recommendation Change and (2) state expressly that, subject to clause (ii) below, the Parent Board has determined to make a Parent Adverse Recommendation Change and (B) prior to making such a Parent Adverse Recommendation Change, used commercially reasonable efforts to engage in good faith with the Company (to the extent the Company wishes to engage) during such five Business Day period to consider any adjustments proposed by the Company to the terms and conditions of this Agreement such that the failure of the Parent Board to make a Parent Adverse Recommendation Change in response to the Parent Intervening Event in accordance with clause (ii) below would no longer reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law; and
(ii)   following the end of such five Business Day period, the Parent Board shall have determined in good faith, after consultation with its outside legal counsel, that in light of such Parent Intervening Event and taking into account any revised terms proposed by the Company, the failure to make a Parent Adverse Recommendation Change would reasonably be expected to be inconsistent with the directors’ fiduciary duties under applicable Law.
(f)   Parent promptly (and in any event within 48 hours) shall advise the Company orally and in writing of (i) any written Parent Acquisition Proposal, (ii) any written request for non-public information relating to Parent or its Subsidiaries, other than requests for information not reasonably expected to be related to a Parent Acquisition Proposal and (iii) any written inquiry or request for discussion or negotiation regarding a Parent Acquisition Proposal, including in each case the identity of the Person making any such Parent Acquisition Proposal, inquiry or request and the material terms of any such Parent Acquisition Proposal, inquiry or request and thereafter shall keep the Company informed, on a current basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations.
(g)   Nothing set forth in this Agreement shall prevent Parent or the Parent Board from (i) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act (or any similar communication to stockholders in connection with the making or amendment of a tender offer or exchange offer) or from (ii) making any required disclosure to Parent’s stockholders if, in the good faith judgment of the Parent Board, after consultation with outside counsel, failure to disclose such information would reasonably be expected to violate its obligations under applicable Law; provided, however, that in the case of either clause (i) or clause (ii), no such communication or statement that would constitute a Parent Adverse Recommendation Change shall be permitted, made or taken except in accordance with Section 5.5(d).
(h)   Any breach of the restrictions contained in this Section 5.5 by any of the Parent’s Subsidiaries, or any Representatives of the Parent or any of its Subsidiaries, shall be deemed to be a breach of this Section 5.5 by Parent.

(i)   As used in this Agreement:
(i)   “Parent Acquisition Proposal” means any inquiry, proposal or offer from any Person or group of Persons other than the Company or one of its Subsidiaries for (A) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving an acquisition of Parent (or any Subsidiary or Subsidiaries of Parent whose business constitutes 20% or more of the net revenues, net income or assets of Parent and its Subsidiaries, taken as a whole) or (B) the acquisition in any manner, directly or indirectly, of over 20% of the equity securities, voting power or consolidated total assets of Parent and its Subsidiaries, in each case other than the Merger and the other transactions contemplated by this Agreement.
(ii)   “Parent Intervening Event” means an Effect that arises following the date hereof that (A) (x) was not known to, or reasonably foreseeable by, the Parent Board prior to the execution of this Agreement (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), which Effect becomes known to, or reasonably foreseeable by, the Parent Board prior to the Parent Stockholders Meeting, and (y) is material to Parent and its Subsidiaries (taken as a whole), and (B) does not relate to (x) a Parent Acquisition Proposal or a Parent Superior Proposal or any inquiry or communications relating thereto, any matter relating thereto or consequences thereof, and (y) in each case in and of itself, any changes in the market price or trading volume of shares of Parent Common Stock or the fact that Parent meets, fails to meet or exceeds any internal or published projections, forecasts or estimates of its revenue, earnings or other financial performance or results of operations for any period (it being understood, however, that any underlying cause of any of the foregoing may be taken into account unless excluded pursuant to clauses (A)).
(iii)   “Parent Superior Proposal” means any bona fide written Parent Acquisition Proposal (A) on terms which the Parent Board determines in good faith, after consultation with Parent’s outside legal counsel and financial advisors, to be more favorable from a financial point of view (including taking into account payment by Parent of the Parent Termination Fee) to the holders of shares of Parent Common Stock than the Merger and the other transactions contemplated by this Agreement (after giving effect to any revisions to the terms of the Agreement committed to in writing by the Company in response to such Parent Acquisition Proposal pursuant to Section 5.5(d)), taking into account all the terms and conditions of such proposal, including the timing, likelihood of consummation, confidentiality, legal, financial, regulatory, financing and other aspects of such Parent Acquisition Proposal, and this Agreement and (B) that the Parent Board believes in good faith, after consultation with the Parent’s outside legal counsel and financial advisors, is reasonably capable of being completed on the terms proposed, taking into account all financial, regulatory, legal and other aspects of such proposal; provided, that for purposes of the definition of “Parent Superior Proposal,” the references to “20%” in the definition of Parent Acquisition Proposal shall be deemed to be references to “50%.”
Section 5.6    Preparation of Form S-4 and Joint Proxy Statement/Prospectus; Stockholders’ Meetings.
(a)   As promptly as practicable after the date of this Agreement (and in any event within 40 calendar days after the date hereof; provided, that such date may be extended by an additional 20 calendar days to the extent mutually agreed by Parent and the Company), the Company and Parent shall (i) prepare and file with the SEC a joint proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement/Prospectus”) to be sent to the stockholders of the Company relating to the special meeting of the Company’s stockholders (the “Company Stockholders Meeting”) to be held to consider the adoption of this Agreement and the special meeting of Parent’s stockholders (the “Parent Stockholders Meeting”) to be held to consider the approval of the Parent Stock Issuance and (ii) prepare, and Parent shall cause to be filed with the SEC, the Form S-4, in which the Joint Proxy Statement/Prospectus will be included as a prospectus, in connection with the registration under the Securities Act of the shares of Parent Common Stock subject to the Parent Stock Issuance. The parties shall consult each other in connection with setting a preliminary record date for each of the Company Stockholders Meeting and the Parent Stockholders Meeting and shall commence a broker searches pursuant to Section 14a-13 of the Exchange Act in connection therewith. Each of the Company and Parent shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger and the other transactions contemplated hereby. Parent shall also use its reasonable best efforts to take any action (other than qualifying to do business in any jurisdiction in which it is not now so qualified or filing a general consent to service of process) required to be taken under any applicable state securities or “blue sky” laws in connection with the Parent Stock Issuance and the Company shall furnish all information concerning the Company and the holders of Company Shares as may be reasonably requested in connection with any such action. Each of the Company and Parent shall use reasonable best efforts to cause the Joint Proxy Statement/Prospectus to be mailed to the Company’s and Parent’s stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. No filing or mailing of, or amendment or supplement to, the Form S-4 or the Joint Proxy Statement/Prospectus, or any substantive correspondence (including all responses to SEC comments) will be made by Parent or the Company, as applicable, without providing the other a reasonable opportunity to review and comment thereon (which comments the receiving party will consider in good faith) and without the other’s prior approval (which shall not be unreasonably withheld). Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice thereof, of the time when the Form S-4 has become effective or any amendment or supplement thereto has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Stock issuable in the Parent Stock Issuance for offering or sale in any jurisdiction or any oral or written request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission and a reasonable opportunity to participate in the responses thereto. If at any time prior to the Effective Time the Company or Parent shall discover or become aware of any information relating to the Company or Parent, or any of their respective Affiliates, officers or directors that should be disclosed in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not contain any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not false or misleading, then such party that discovers or becomes aware of such information (A) shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall promptly be filed with the SEC in accordance with this Section 5.6 and, to the extent required under applicable Law, disseminated to stockholders of the Company and Parent; provided that the delivery of such notice and the filing of any such amendment or supplement shall not affect or be deemed to modify any representation or warranty made by any party hereunder or otherwise affect the remedies available hereunder to any party.
(b)   As promptly as practicable after the Form S-4 is declared effective under the Securities Act (and in any event within 45 days thereof), the Company shall cause the Company Stockholders Meeting to be held, and the Company and Parent shall use reasonable best efforts to cause the Company Stockholders Meeting and the Parent Stockholders Meeting to be held on the same date (and if, notwithstanding such efforts, either the Parent Stockholders Meeting or the Company Stockholders Meeting is called for a date prior to such other meeting, the party with the later meeting shall use its reasonable best efforts to cause the Parent Stockholders Meeting or Company Stockholders Meeting, as applicable, to be held as promptly as reasonably practicable following the date of such earlier meeting), and the Company shall duly call, give notice of, convene and hold the Company Stockholders Meeting for the purpose of obtaining the Company Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. The Company may postpone or adjourn the Company Stockholders Meeting solely (i) with the consent of Parent; (ii) if required by applicable Law or a request from the SEC, (iii) (A) due to the absence of a quorum necessary to conduct the business of the Company Stockholders Meeting or (B) if the Company has not received proxies representing a sufficient number of Company Shares for the Company Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iv) to the extent reasonably necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with Parent and outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company

Stockholders Meeting; provided, without the prior written consent of Parent (not to be unreasonably withheld, in the cases of clauses (ii) and (iv)), (x) no single adjournment or postponement permitted hereunder (including by the immediately following sentence) shall be for more than five Business Days, except as may be required by Law, (y) all such adjournments and postponements together shall not cause the date of the Company Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Company Stockholder Meeting was originally scheduled or, in the case of clause (iii) above and the immediately following sentence, less than five (5) Business Days prior to the Termination Date. In addition to the foregoing, the Company shall, at the request of Parent, to the extent permitted by Law, postpone or adjourn the Company Stockholders Meeting to a date mutually agreed with Parent (subject to the limitations in the foregoing proviso, except as may be mutually agreed with Parent) for the absence of a quorum or if the Company has not received proxies representing a sufficient number of Company Shares for the Company Stockholder Approval; provided, that the Company shall not be required to adjourn the Company Stockholders Meeting more than two (2) times pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten (10) Business Days. Except in the case of a Company Adverse Recommendation Change specifically permitted by, and adopted pursuant to the procedures set forth in, Section 5.4, the Company, through the Company Board, shall (i) recommend to its stockholders that they adopt this Agreement and the transactions contemplated hereby and (ii) include such recommendation (including the Company Board Recommendation) in the Joint Proxy Statement/Prospectus. Without limiting the generality of the foregoing, the Company agrees that, notwithstanding any Company Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, (x) the Company shall use its reasonable best efforts to solicit proxies to obtain the Company Stockholder Approval and (y) the Company’s obligations pursuant to this Section 5.6(b) shall not be affected by the commencement, public proposal, public disclosure or communication to the Company or any other Person of any Company Acquisition Proposal or the occurrence of any Company Adverse Recommendation Change. The Company shall, on a daily basis, during the ten (10) Business Days prior to the date of the Company Stockholder Meeting, advise Parent as to the aggregate number of Company Shares entitled to vote at the Company Stockholder Meeting for which proxies have been received by the Company with respect to the Company Stockholder Approval and the number of such proxies authorizing the holder thereof to vote in favor of the Company Stockholder Approval.
(c)   As promptly as practicable after the Form S-4 is declared effective under the Securities Act (and in any event within 45 days thereof), Parent shall cause the Parent Stockholders Meeting to be held, and the Company and Parent shall use reasonable best efforts to cause the Company Stockholders Meeting and the Parent Stockholders Meeting to be held on the same date (and if, notwithstanding such efforts, either the Parent Stockholders Meeting or the Company Stockholders Meeting is called for a date prior to such other meeting, the party with the later meeting shall use its reasonable best efforts to cause the Parent Stockholders Meeting or Company Stockholders Meeting, as applicable, as promptly as reasonably practicable following the date of such earlier meeting), and Parent shall duly call, give notice of, convene and hold the Parent Stockholders Meeting for the purpose of obtaining the Parent Stockholder Approval and, if applicable, the advisory vote required by Rule 14a-21(c) under the Exchange Act in connection therewith. Parent may postpone or adjourn the Parent Stockholder Meeting solely (i) with the consent of the Company; (ii) if required by applicable Law or a request from the SEC, (iii) (A) due to the absence of a quorum necessary to conduct the business of the Parent Stockholders Meeting or (B) if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval, whether or not a quorum is present, to solicit additional proxies; or (iv) to the extent necessary to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Parent Board has determined in good faith after consultation with the Company and outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by Parent’s stockholders prior to the Parent Stockholders Meeting; provided, without the prior written consent of the Company (not to be unreasonably withheld, in the cases of clauses (ii) and (iv)), (x) no single adjournment or postponement permitted hereunder (including by the immediately following sentence) shall be for more than five Business Days, except as may be required by Law, (y) all such adjournments and postponements together shall not cause the date of the Parent Stockholder Meeting to be more than twenty (20) Business Days after the date for which the Parent Stockholder Meeting was originally scheduled or, in the case of clause (iii) above and the immediately following sentence, less than five (5) Business Days prior to the Termination Date. In addition to the foregoing, Parent shall, at the request of the Company, to the extent permitted by Law, postpone or adjourn the Parent Stockholders Meeting to a date mutually agreed with the Company (subject to the limitations in the foregoing proviso, except as may be mutually agreed with Parent) for the absence of a quorum or if Parent has not received proxies representing a sufficient number of shares of Parent Common Stock for the Parent Stockholder Approval; provided, that Parent shall not be required to adjourn the Parent Stockholders Meeting more than two (2) times pursuant to this sentence, and no such adjournment pursuant to this sentence shall be required to be for a period exceeding ten (10) Business Days. Except in the case of a Parent Adverse Recommendation Change specifically permitted by, and adopted pursuant to the procedures set forth in Section 5.5, Parent, through the Parent Board, shall (i) recommend to its stockholders that they approve the Parent Stock Issuance and (ii) include such recommendation (including the Parent Board Recommendation) in the Joint Proxy Statement/Prospectus. Without limiting the generality of the foregoing, Parent agrees that, notwithstanding any Parent Adverse Recommendation Change, unless this Agreement is terminated in accordance with its terms, (x) Parent shall use its reasonable best efforts to solicit proxies to obtain the Parent Stockholder Approval and (y) Parent’s obligations pursuant to this Section 5.6(c) shall not be affected by the commencement, public proposal, public disclosure or communication to Parent or any other Person of any Parent Acquisition Proposal or the occurrence of any Parent Adverse Recommendation Change. Parent shall, on a daily basis, during the ten (10) Business Days prior to the date of the Parent Stockholder Meeting, advise the Company as to the aggregate number of shares of Parent Common Stock entitled to vote at the Parent Stockholder Meeting for which proxies have been received by the Parent with respect to the Parent Stockholder Approval and the number of such proxies authorizing the holder thereof to vote in favor of the Parent Stockholder Approval.
Section 5.7    Access to Information; Confidentiality.   Upon reasonable prior notice, each party shall, and shall cause each of its Subsidiaries to, afford to the other parties and their respective Representatives reasonable access during normal business hours, during the period prior to the Effective Time or the termination of this Agreement in accordance with its terms, to all their respective properties, assets, books, contracts, commitments, personnel and records and, during such period, each party shall, and shall cause each of its Subsidiaries to, furnish as promptly as reasonably practicable to the other parties all other information concerning its business, properties and personnel as the other parties may reasonably request for purposes of completing the Merger or for a bona fide business purpose (including Tax Returns filed and those in preparation and the work papers of its auditors) provided, however, that the foregoing shall not require any party to disclose any information (a) if providing such access would unreasonably disrupt such party’s operations, (b) that is a trade secret of a third party, competitively sensitive information, information concerning the valuation of the Company or any of its Subsidiaries, on the one hand, or Parent or any of its Subsidiaries, on the other hand, as applicable, or personal information that would expose the Company or Parent, as applicable, to the risk of liability (provided that in each such case the withholding party will inform the other party of the nature of the information being withheld, and use its reasonable best efforts to make alternative arrangements that would allow access to such information), (c) would violate the terms of a confidentiality agreement with a third party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business (provided, however, that the withholding party shall use its reasonable best efforts to obtain the required consent of such third party to such access or disclosure), (d) the disclosure of which would violate any Law applicable to such party or any of its Representatives (provided, however, that withholding party shall use its reasonable best efforts to make appropriate substitute arrangements to permit reasonable disclosure not in violation of any Law or duty), or (e) disclosure of which would jeopardize any attorney-client, attorney work product or other legal privilege (provided, however, that withholding party shall use its reasonable best efforts to allow for such access or disclosure to the maximum extent that does not result in a loss of any such attorney-client, attorney work product or other legal privilege, including by means of entry into a customary joint defense agreement that would alleviate the loss of such privilege); provided, further, that the foregoing shall not require the Company, Parent or any of their respective Subsidiaries to permit any environmental testing or sampling or subsurface investigations, including surface and subsurface soils and water, soil gas, air or building materials, on any of the properties owned, leased or operated by it or any of its respective Subsidiaries. All such information shall be held confidential in accordance with the terms of the Confidentiality Agreement between Parent and the Company, dated as of November 30, 2022 (the “Confidentiality Agreement”). No investigation pursuant to this Section 5.7 or information provided, made available or delivered to a party pursuant to this Agreement shall affect any of the representations, warranties, covenants, rights or remedies, or the conditions to the obligations of, the parties hereunder.
Section 5.8    Further Action; Efforts.
(a)   Upon the terms and subject to the conditions of this Agreement, each of the parties shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, and cooperate with each other in order to do, all things necessary, proper or advisable under applicable Law (including under any Antitrust Law) to consummate the Merger and the other transactions contemplated by this Agreement at the earliest practicable date, including: (i) causing the preparation and filing of all forms, registrations and notices required to be filed to consummate the Merger and the taking of such actions as are necessary to obtain any requisite consent or expiration of any applicable waiting period under the HSR Act or any other Antitrust Law; (ii) using reasonable best efforts to defend all lawsuits and other proceedings by or before any Governmental Entity challenging this Agreement or the consummation of the Merger; and (iii) using reasonable best efforts to resolve any objection asserted with respect to the transactions contemplated under this Agreement under any Antitrust Law raised by any Governmental Entity and to prevent the entry of any court order, and to have vacated, lifted, reversed or overturned any injunction, decree, ruling, order or other action of any Governmental Entity that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by this Agreement.
(b)   In furtherance and not in limitation of the provisions of Section 5.8(a), each of the parties, as applicable, agrees to prepare and file as promptly as practicable, and in any event by no later than ten (10) Business Days from the date of this Agreement an appropriate filing of a Notification and Report Form pursuant to the HSR Act. Parent shall pay all filing fees and other charges for the filings required under the HSR Act by the Company and Parent.
(c)   The parties shall keep each other apprised with respect to the matters set forth in this Section 5.8 and work cooperatively in connection with obtaining the approvals of or clearances from each applicable Governmental Entity, including:
(i)   cooperating with each other in connection with filings required to be made by any party under any Antitrust Law and liaising with each other in relation to each step of the procedure before the relevant Governmental Entities and as to the contents of all communications with such Governmental Entities. In particular, to the extent permitted by Law or Governmental Entity, no party will make any notification in relation to the transactions contemplated hereunder without first providing the other party with a copy of such notification in draft form and giving such other party a reasonable opportunity to discuss its content before it is filed with the relevant Governmental Entities, and such first party shall consider and take account of all reasonable comments timely made by the other party in this respect;
(ii)   furnishing to the other party all information within its possession that is required for any application or other filing to be made by the other party pursuant to the applicable Law in connection with the transactions contemplated by this Agreement;
(iii)   promptly notifying each other of any material communications from or with any Governmental Entity with respect to the matters set forth in this Section 5.8 and ensuring to the extent permitted by Law or Governmental Entity that each of the parties is entitled to attend any material meetings with or other appearances before any Governmental Entity with respect thereto;
(iv)   consulting and cooperating with one another in connection with all analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to the Antitrust Laws; and
(v)   without prejudice to any rights of the parties hereunder, consulting and cooperating in all respects with the other in defending all lawsuits and other proceedings by or before any

Governmental Entity challenging this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement.
(d)   Notwithstanding anything else in this Section 5.8 all Parties agree that it is Parent’s sole right to devise the strategy for all filings and communications in connection with any filing pursuant to the HSR Act and any other filings and submissions under applicable Antitrust Laws including material communications and negotiations with the Federal Trade Commission, the Department of Justice or any other Governmental Entity regarding any of the transactions contemplated by this Agreement, so long as such strategy complies with the terms and conditions of this Agreement and provided, that, Parent consults and considers in good faith the views of the Company.
(e)   In addition, the Parties shall (i) take, or cause to be taken, all other actions and to do, or cause to be done, all other things necessary, proper or advisable under all Antitrust Laws and other applicable Laws to consummate the transactions contemplated by this Agreement, including using its best efforts to obtain the expiration of all waiting periods and obtain all other approvals and any other consents required to be obtained in order for the parties to consummate the transactions contemplated by this Agreement, and (ii) not enter into or consummate any Contracts for an acquisition (by stock purchase, merger, consolidation, purchase of assets, license or otherwise) of any ownership interest, assets or rights in or of any Person to the extent such action would reasonably be expected to prevent or materially delay the consummation of the Merger and the other transactions contemplated by this Agreement.
(f)   Notwithstanding anything to the contrary set forth in this Agreement, the obligations of Parent under this Section 5.8 shall include Parent committing itself and its Affiliates to: (i) selling, divesting, or otherwise conveying particular assets, categories, portions or parts of assets or businesses of Parent and its Subsidiaries and Affiliates; (ii) agreeing to sell, divest, or otherwise convey any particular asset, category, portion or part of an asset or business of the Company and its Subsidiaries contemporaneously with or subsequent to the Effective Time; (iii) permitting the Company to sell, divest, or otherwise convey any of the particular assets, categories, portions or parts of assets or business of the Company or any of its Subsidiaries prior to the Effective Time; (iv) licensing, holding separate or entering into similar arrangements with respect to its respective assets or the assets of the Company or conduct of business arrangements or terminating any and all existing relationships and contractual rights and obligations and (v) obtain prior approval or other approval from a Governmental Entity, or submit a notification or otherwise notify any Governmental Entity, prior to consummating any future transaction (other than the transactions contemplated by this Agreement) as a condition to obtaining any and all expirations of waiting periods under the HSR Act or other Antitrust Laws or consents from any Governmental Entity necessary to consummate the transactions contemplated hereby, provided, that, notwithstanding anything to the contrary herein, nothing in this Section 5.8 shall require any Party or any of its respective Affiliates to agree to any condition, take any measure or action or enter into any agreement that is not contingent on the Closing, and, provided, further, that notwithstanding anything to the contrary contained in this Agreement, Parent shall not be required to take any actions that, individually or in the aggregate, would reasonably be expected to have (A) Company Material Adverse Effect or (B) a Parent Material Adverse Effect, in each case, as determined by Parent in good faith.
(g)   Notwithstanding the foregoing, commercially and/or competitively sensitive information and materials of a party will be provided to the other party on an outside counsel-only basis while, to the extent feasible, making a version in which the commercial and/or competitively sensitive information has been redacted available to the other party.
(h)   For purposes of this Agreement, “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.
Section 5.9    Employment and Employee Benefits Matters; Other Plans.
(a)   For purposes of this Section 5.9, (i) the term “Covered Employees” shall mean employees who are actively employed by the Company or any of its Subsidiaries immediately prior to the Effective

Time; and (ii) the term “Continuation Period” shall mean the period beginning at the Effective Time and ending on the date that is twelve months following the Effective Time.
(b)   During the Continuation Period or, if sooner, upon the termination of employment of the applicable Covered Employee, Parent shall provide each Covered Employee with (i) base salaries no less than in effect immediately prior to the Effective Time, (ii) annual cash target bonus (other than change in control, retention and similar bonuses) and commission opportunities no less than in effect immediately prior to the Effective Time, and (iii) employee benefits (excluding defined benefit pension plans, plans providing for retiree medical benefits, plans that provide equity-based compensation and plans that provide for change in control, retention and similar payments or benefits) which are not less favorable in the aggregate than either (1) those provided to such Covered Employee by the Company immediately prior to the Effective Time or (2) those Parent provides to its similarly situated employees. In addition, (i) during the Continuation Period, Parent shall provide each Covered Employee with severance benefits no less favorable in the aggregate than those provided to similarly situated employees of Parent and its Subsidiaries.
(c)   As of and after the Effective Time, Parent will, or will cause the Surviving Corporation to, to give Covered Employees full credit for purposes of eligibility and vesting and benefit accruals (but not for purposes of any retiree welfare plan or for benefit accruals under any defined benefit pension plans), under the applicable Parent Plan to the same extent recognized by the Company immediately prior to the Effective Time, except to the extent such credit would result in the duplication of benefits for the same period of service. With respect to each Parent Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA), Parent and its Subsidiaries shall use commercially reasonable efforts to (i) cause there to be waived any pre-existing condition or eligibility limitations and (ii) give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, Covered Employees under similar plans maintained by the Company and its Subsidiaries immediately prior to the Effective Time.
(d)   Unless otherwise directed by Parent in a writing delivered to the Company following the date hereof and at least three (3) Business Days prior to the Closing Date, the Company shall take all necessary action (including the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than the day before the Effective Time, the Spectrum Pharmaceuticals, Inc. 401(k) Plan (the “Company 401(k) Plan”). The Company shall provide Parent with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the termination of the Company 401(k) Plan reasonably in advance and give Parent a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Effective Time, the Company shall provide Parent with the final documentation evidencing that the Company 401(k) Plan has been terminated.
(e)   Unless otherwise directed by Parent in a writing delivered to the Company following the date hereof and at least three (3) Business Days prior to the Effective Time, the Company shall take all necessary action (including the adoption of resolutions and plan amendments and the delivery of any required notices) to terminate, effective as of no later than the day before the Effective Time, the Spectrum Pharmaceuticals, Inc. Deferred Compensation Plan (and all other arrangements that would be treated as a single plan with such plan for purposes of Section 409A of the Code) (the “Deferred Compensation Plan”) in accordance with the requirements of Department of Treasury Regulation Section 1.409A-3(j)(4)(ix) (the “Deferred Compensation Plan Termination”). As soon as reasonably practicable following the Effective Time, but in no event later than 30 days after the Closing, the Company shall distribute to each such participant in the Deferred Compensation Plan his or her entire account balance under the Deferred Compensation Plan. The Company shall provide Parent with a copy of the resolutions, plan amendments, notices and other documents prepared to effectuate the Deferred Compensation Plan Termination reasonably in advance and give Parent a reasonable opportunity to comment on such documents (which comments shall be considered in good faith), and prior to the Effective Time, the Company shall provide Parent with the final documentation evidencing that the Deferred Compensation Plan has been terminated.
(f)   Notwithstanding anything to the contrary contained in this Agreement, nothing contained in this Agreement shall (i) be treated as an amendment to any Company Plan or Parent Plan, (ii) obligate

Parent or the Surviving Corporation to maintain any particular benefit plan or arrangement, (iii) prevent Parent or the Surviving Corporation from amending or terminating any benefit plan or arrangement, or (iv) limit the ability of Parent, the Company or their respective Subsidiaries from terminating the employment of any employee. Nothing herein is intended to provide any Covered Employee any third party beneficiary rights under this Agreement.
Section 5.10    Takeover Laws.   If any Takeover Law is or becomes applicable to this Agreement, the Merger or any of the other transactions contemplated hereby, each of the Company and the Company Board shall take all action necessary to ensure that the Merger and the other transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Law on this Agreement, the Merger and the other transactions contemplated hereby.
Section 5.11    Stock Exchange Listing.   Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger, and such other shares of Parent Common Stock to be reserved for issuance in connection with the Merger, to be approved for listing on the Nasdaq, subject to official notice of issuance, prior to the Effective Time.
Section 5.12    Stock Exchange Delisting.   To the extent requested by Parent, prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Company Shares from Nasdaq as promptly as practicable after the Effective Time and the deregistration of the Company Shares under the Exchange Act at the Effective Time.
Section 5.13    Indemnification, Exculpation and Insurance.
(a)   Without limiting any additional rights that any employee may have under any agreement or Company Plan, from the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent shall, or shall cause the Surviving Corporation to, indemnify and hold harmless each present (as of the Effective Time) and former officer, director or employee of the Company and its Subsidiaries (the “Indemnified Parties”), against all claims, losses, liabilities, damages, judgments, inquiries, fines, amounts paid in settlement and reasonable fees, costs and expenses, including attorneys’ fees and disbursements incurred in connection with any pending or threatened Action, whether civil, criminal, administrative or investigative, arising out of, pertaining to or by reason of (i) the fact that the Indemnified Party is or was an officer, director, employee, fiduciary or agent of the Company or any of its Subsidiaries or, while a director, officer or employee of the Company or its Subsidiaries, is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation or of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity or (ii) matters existing or occurring at or prior to the Effective Time (including this Agreement and the transactions and actions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as of the date hereof or (iii) in connection with the enforcement of any Indemnified Party’s rights under this Section 5.13 by such Indemnified Party or his or her heirs or legal representatives. In the event of any such pending or threatened Action, including any such Action to enforce any Indemnified Party’s rights under this Section 5.13, (A) each Indemnified Party shall be entitled to advancement of expenses (including attorneys’ fees and expenses) incurred in connection with such Action from Parent and the Surviving Corporation to the fullest extent permitted under applicable Law and the Company Charter and Company Bylaws as of the date hereof; provided, that any Person to whom expenses are advanced provides an undertaking, if and only to the extent required by DGCL or the Company Charter or Company Bylaws, to repay such advances if it is ultimately determined that such Person is not entitled to indemnification under this Agreement or any Law, Contract or other source for which indemnification may be available, and (B) the Surviving Corporation shall cooperate in the defense of any such matter.
(b)   Except as may be required by applicable Law, Parent and the Company agree that all rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any

Indemnified Party as provided in the Organizational Documents of the Company and its Subsidiaries or in any indemnification agreement in effect as of the date hereof between such Indemnified Party and the Company or any of its Subsidiaries (solely to the extent such agreement is set forth in Section 5.13(b) of the Company Disclosure Letter and a copy of which has been provided to Parent) shall survive the Merger and continue in full force and effect, and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.
(c)   At the Company’s option, the Company may purchase, prior to the Effective Time, a six-year prepaid “tail policy” on terms and conditions (in both amount and scope) providing substantially equivalent benefits as the policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries in effect as of the date hereof with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated hereby; provided that the annual cost of such “tail policy” may not exceed the 250% of the last annual premium paid by the Company prior to the date hereof with respect to the Company’s existing directors’ and officers’ liability insurance and fiduciary liability insurance policies (the “Maximum Annual Premium”). If such tail prepaid policy has been obtained by the Company prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation. If the Company has not purchased such tail policy prior to the Effective Time, for a period of six years from the Effective Time, Parent shall either cause to be maintained in effect the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries or cause to be provided substitute policies or purchase or cause the Surviving Corporation to purchase, a “tail policy,” in either case of at least the same coverage and amounts containing terms and conditions that are not less advantageous in the aggregate than such policy with respect to matters arising on or before the Effective Time; provided, that after the Effective Time, Parent shall not be required to pay with respect to such insurance policies in respect of any one policy year annual premiums in excess of the Maximum Annual Premium in respect of the coverage required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided further, that if the Surviving Corporation purchases a “tail policy” and the coverage thereunder costs more than the Maximum Annual Premium, the Surviving Corporation shall purchase the maximum amount of coverage that can be obtained for the Maximum Annual Premium.
(d)   Notwithstanding anything herein to the contrary, if any Action (whether arising before, at or after the Effective Time) is instituted against any Indemnified Party on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.13 shall continue in effect until the final disposition of such Action.
(e)   The indemnification, exculpation and rights to advancement provided for herein shall not be deemed exclusive of any other rights to which an Indemnified Party is entitled, whether pursuant to Law, Contract or otherwise. The provisions of this Section 5.13 shall survive the consummation of the Merger and, notwithstanding any other provision of this Agreement that may be to the contrary, expressly are intended to benefit, and shall be enforceable by, each of the Indemnified Parties and their respective heirs and legal representatives (and following the Effective Time may not be amended without their prior written consent).
(f)   In the event that the Surviving Corporation or Parent or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a majority of its properties and assets to any Person (by merger, consolidation, division, operation of law or otherwise), then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation or Parent, as the case may be, shall succeed to the obligations set forth in this Section 5.13.
Section 5.14    Rule 16b-3.   Prior to the Closing Date, the Company and Parent shall, as applicable, take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities with respect to such equity securities) and warrants or acquisitions of Parent Common Stock pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Section 5.15    Public Announcements.   The initial press release with respect to this Agreement and the transactions contemplated hereby shall be a joint release mutually agreed to by the Company and Parent. Thereafter, each of the Company and Parent agrees that no public release, statement, announcement, or other disclosure concerning the Merger and the other transactions contemplated hereby that is inconsistent with initial press release (or other release, statement, announcement or other disclosure made in accordance herewith) shall be issued by any party without (x) consulting with the other party prior to the issuance thereof and (y) providing the other party with a reasonable opportunity to review and comment upon such communication, except (i) as may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system, the rules or regulations of any applicable United States securities exchange, or any Governmental Entity to which the relevant party is subject (in which case the party making such disclosure shall use its reasonable best efforts to provide the other party with a reasonable opportunity to review and comment on such disclosure in advance, and shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent or the Company, as applicable), (ii) by the Company with respect to any Company Acquisition Proposal or Company Adverse Recommendation Change, in each case, in compliance with Section 5.4, or (iii) by Parent with respect to any Parent Acquisition Proposal or Parent Adverse Recommendation Change, in each case, in compliance with Section 5.5.
Section 5.16    Obligations of Merger Sub.   Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement.
Section 5.17    Notices of Certain Events.   Subject to applicable Law, the Company shall notify Parent and Merger Sub, and Parent and Merger Sub shall notify the Company, promptly of: (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; (b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and (c) any event, change, or effect between the date of this Agreement and the Effective Time which individually or in the aggregate causes or is reasonably likely to cause or constitute: (i) a material breach of any of its representations, warranties, or covenants contained herein, or (ii) the failure of any of the conditions set forth in Article VI of this Agreement to be satisfied; provided, that any failure to give notice in accordance with the foregoing shall not be deemed to constitute a violation of this Section 5.16 or the failure of any condition set forth in Article VI to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Article VI to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 5.16 shall not cure any breach of, or non-compliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
Section 5.18    Stockholder Litigation.   The Company shall promptly advise Parent in writing after becoming aware of, and, upon request from Parent, provide copies of all pleadings and material correspondence relating to, any Action commenced, or to the Company’s knowledge, threatened, against the Company or any of its directors by any stockholder of the Company (on their own behalf or on behalf of the Company) arising out of or relating to this Agreement or the transactions contemplated hereby (including the Merger and the other transactions contemplated hereby) and shall keep Parent reasonably informed on a prompt and current basis regarding any such Action. The Company shall: (a) give Parent the opportunity to participate in the defense and settlement or compromise of any such Action, (b) keep Parent reasonably apprised on a prompt and current basis of proposed strategy and other significant decisions with respect to any such Action, and provide Parent with the opportunity to consult with the Company regarding the defense of any such Action, which advice the Company shall consider in good faith, and (c) not settle or compromise any such Action without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed, or conditioned). Notwithstanding anything to the contrary in this Section 5.18, any matters relating to Dissenting Shares shall be governed by Section 2.3.

Section 5.19    Certain Tax Matters.
(a)   Intended Tax Treatment.
(i)   The parties hereto (A) intend that the Merger will qualify for the Intended Tax Treatment and (B) adopt this Agreement as a “plan of reorganization” for purposes of Treasury Regulations Section 1.368-2(g) and 1.368-3(a) to which the Parent, Merger Sub, and the Company are parties under Section 368(b) of the Code.
(ii)   Both prior to and following the Effective Time, Parent, Merger Sub and the Company shall use their respective commercially reasonable efforts, and shall cause their respective Subsidiaries to use their commercially reasonable efforts, to take or cause to be taken any action necessary for the Merger to qualify for the Intended Tax Treatment, including (A) reasonably refraining from any action that is not contemplated by this Agreement, that such party knows, or is reasonably expected to know, is reasonably likely to prevent the Intended Tax Treatment and not taking any Tax reporting position inconsistent with the Intended Tax Treatment for U.S. federal (and applicable state, local and non-U.S.) income Tax purposes, unless otherwise required by a change in applicable Tax Law after the date of this Agreement or a “determination” within the meaning of Section 1313(a)(1) of the Code (or any similar or corresponding provision of state, local, or non-U.S. Law). Parent agrees to use commercially reasonable efforts to promptly notify the other party of any challenge to the Intended Tax Treatment by any Governmental Entity and the parties hereto shall use commercially reasonable efforts to preserve the Intended Tax Treatment during the course of such challenge.
(iii)   Parent shall use commercially reasonable efforts to promptly notify the Company if, at any time before the Effective Time, Parent has knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent or impede the Intended Tax Treatment. The Company shall use commercially reasonable efforts to promptly notify Parent if, at any time before the Effective Time, the Company has knowledge of any facts, agreements, plans or other circumstances that would reasonably be expected to prevent or impede the Intended Tax Treatment.
(iv)   The Company and Parent shall each reasonably cooperate with one another and their respective counsel and use commercially reasonable efforts to cause the delivery of the Company Tax Opinion, including by executing and delivering customary Tax representation letters as Company Tax Counsel may reasonably request; provided that such representation letters shall be (x) consistent with this Agreement, (y) dated as of the date of such opinion and (z) signed by an officer of the Company or Parent, as applicable. Each of Parent and the Company shall use its commercially reasonable efforts not to take or cause to be taken any action not contemplated by this Agreement that would reasonably be expected to cause to be untrue (or fail to take or cause not to be taken any action which would reasonably be expected to cause to be untrue) any of the covenants, and representations included in the Tax representation letters described in this Section 5.19(a)(iv).
(b)   Transfer Taxes.   All stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes incurred in connection with the consummation of the Merger shall be paid by the party legally responsible for such Taxes under applicable Law. The Parties shall cooperate in the preparation, execution and filing of all Tax Returns, questionnaires or other documents with respect to such Taxes.
(c)   FIRPTA Certificate.   At the Closing, the Company shall deliver to Parent a certificate and notice prepared in accordance with the requirements of Treasury Regulations Section 1.897-2(h)(2) and 1.1445-2(c)(3) and dated as of the Closing Date, along with written authorization for Parent to deliver such certificate and notice to the IRS on behalf of the Company upon the Closing.
Section 5.20    Governance Matters.
(a)   Subject to applicable Law and the listing and corporate governance rules and regulations of the Nasdaq that are applicable to Parent, prior to the Effective Time, the Company shall nominate one member of the Company Board (such individual, the “Company Board Designee”), to be appointed to the Parent Board, who shall be selected and designated to the Parent Board upon Parent’s consent (such consent not to be unreasonably withheld, conditioned or delayed), and Parent shall take all necessary action so that such Company Board Designee shall be appointed to the Parent Board effective as of the Closing in accordance with the Parent Charter and Parent Bylaws. During the 12-month period following the Closing Date, the Parent Board shall not propose to remove the Company Board Designee other than for cause.
(b)   In the event that the Closing occurs prior to Parent’s annual meeting of stockholders for the year in which the Closing takes place, subject to the Company Board Designee’s continued willingness and ability to serve, Parent shall take such actions as may be necessary to nominate the Company Board Designee for election to the Parent Board at Parent’s annual meeting for such year.
(c)   The Company shall cause to be delivered to Parent prior to the Closing resignations, in form and substance reasonably satisfactory to Parent, executed by each director of the Company in office as of immediately prior to the Effective Time, in each case, conditioned and effective upon the Effective Time.
Section 5.21    Term Loan Credit Facility.   The Company shall (x) reasonably cooperate with Parent and (y) obtain not less than two (2) Business Days prior to the Closing (or such later date as the Parent shall reasonably agree) a fully executed and customary payoff letter (the “Payoff Letter”), with respect to that certain Loan and Security Agreement, dated as of September 21, 2022 (as amended, restated, supplemented or otherwise modified from time to time, the “Term Loan Credit Facility”), by and among the Company, Allos Therapeutics, Inc., Talon Therapeutics, Inc., and Spectrum Pharmaceuticals International Holdings, LLC, as borrowers, and SLR Investment Corp. as collateral agent (the “Term Loan Collateral Agent”) which shall include provisions setting forth the aggregate amounts required to satisfy in full all indebtedness evidenced thereunder (other than (i) inchoate indemnity obligations, and (ii) other obligations that, by their terms survive termination of the Term Loan Credit Facility and the other Loan Documents, in each case, for which no claim has been made)), and (z) in accordance with the Parent Payoff Source Determination, prior to or substantially concurrently with the Closing, repay, or cause to be repaid, on behalf of the Company and its Subsidiaries, all amounts necessary to discharge in full the Term Loan Credit Facility (other than (i) inchoate indemnity obligations, and (ii) other obligations that, by their terms survive termination of the Term Loan Credit Facility and the other Loan Documents, in each case for which no claim has been made) and terminate the commitments thereunder in accordance with the Payoff Letter. All parties agree that Parent shall be responsible for the payment and reimbursement of all principal, interest, fees, costs, expenses (including, without limitation, legal fees and expenses) and other amounts in connection with the repayment of the Term Loan Credit Facility (provided that, such amounts may be funded using, at the election of the Parent, the Company’s cash or Parent’s cash (such election, the “Parent Payoff Source Determination”)).
ARTICLE VI
CONDITIONS PRECEDENT
Section 6.1    Conditions to Each Party’s Obligation to Effect the Merger.   The obligation of each party to effect the Merger is subject to the satisfaction or waiver (where permissible pursuant to applicable law) at or prior to the Closing of the following conditions:
(a)   Stockholder Approval.   Each of the Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.
(b)   No Injunctions or Legal Restraints; Illegality.   No restraining order, injunction, or other judgment, order or decree issued by any court of competent jurisdiction or other legal restraint or prohibition shall be in effect, and no Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity that, in any case, remains in effect and prevents, prohibits or makes illegal the consummation of the Merger or the other transactions contemplated by this Agreement (any such Law, order, injunction, judgment, order or decree, a “Relevant Legal Restraint”).
(c)   HSR Act; Antitrust.   Any applicable waiting period (and any extension thereof) under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated.

(d)   Parent Stock Issuance.   The Parent Common Stock to be issued in connection with the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.
(e)   CVR Agreement.   The CVR Agreement shall have been executed by Parent and the Rights Agent and shall be in full force and effect.
(f)   Effectiveness of Form S-4.   The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order that remains in effect or any proceedings (commenced or threatened in writing by the SEC) seeking a stop order that have not been withdrawn.
Section 6.2    Conditions to the Obligations of the Company.   The obligation of the Company to effect the Merger is also subject to the satisfaction, or waiver by the Company, at or prior to the Closing of the following conditions:
(a)   Representations and Warranties.   (i) The representations and warranties of Parent and Merger Sub set forth in Section 4.1, Section 4.2(c)-(d), Section 4.3, Section 4.4(a)(i), Section 4.20 and Section 4.22 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representations and warranties of Parent and Merger Sub set forth in Section 4.2(a)-(b) shall be true and correct in all (other than de minimis inaccuracies) respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (iii) the representation and warranty of Parent and Merger Sub set forth in Section 4.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date and (iv) the other representations and warranties of Parent and Merger Sub set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of this clause (iii) where the failure of such representations and warranties to be so true and correct that, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Parent Material Adverse Effect; provided that, for purposes of determining the accuracy of the representations and warranties referenced in this Section 6.2(a) in connection with the satisfaction of the condition herein, all materiality, “Parent Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded and not given effect.
(b)   Performance of Obligations of Parent and Merger Sub.   Parent and Merger Sub shall have complied with performed in all material respects all obligations and covenants required to be performed or complied with by them under this Agreement at or prior to the Closing.
(c)   No Parent Material Adverse Effect.   Since the date of this Agreement, there shall not have been any Effect that, individually or in the aggregate, together with all other Effects, has constituted or resulted in, or would reasonably be expected to constitute or result in, a Parent Material Adverse Effect that is continuing.
(d)   Officers’ Certificate.   The Company shall have received a certificate signed by an executive officer of Parent certifying as to the matters set forth in Sections 6.2(b) and 6.2(c).
(e)   Company Tax Opinion.   The Company shall have received, on the Closing Date but before the Effective Time, the Company Tax Opinion.
Section 6.3    Conditions to the Obligations of Parent and Merger Sub.    The obligation of Parent and Merger Sub to effect the Merger is also subject to the satisfaction, or waiver by Parent, at or prior to the Closing, of the following conditions:
(a)   Representations and Warranties.   (i) The representations and warranties of the Company set forth in Section 3.1(a)-(b), Section 3.2(c)-(d) Section 3.3, Section 3.4(a)(i), Section 3.22, and Section 3.24 shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (ii) the representations and warranties of the Company set forth in Section 3.2(a)-(b) shall be true and correct in all (other than de minimis inaccuracies) respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), (iii) the representation and warranty of the Company set forth in Section 3.8(b) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made as of the Closing Date, and (iv) the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made as of the Closing Date (except to the extent such representations and warranties expressly relate to an earlier date, in which case as of such earlier date), except in the case of this clause (iv) where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, has not constituted or resulted in, and would not reasonably be expected to constitute or result in, a Company Material Adverse Effect; provided that, or purposes of determining the accuracy of the representations and warranties referenced in this Section 6.3(a) in connection with the satisfaction of the condition herein, all materiality, “Company Material Adverse Effect” and similar qualifiers set forth in such representations and warranties shall be disregarded and not given effect.
(b)   Performance of Obligations of the Company.   The Company shall have complied with and performed in all material respects all obligations and covenants required to be performed or complied with by it under this Agreement at or prior to the Effective Time.
(c)   No Company Material Adverse Effect.   Since the date of this Agreement, there shall not have been any Effect that, individually or in the aggregate, together with all other Effects, has constituted or resulted in, or would reasonably be expected to constitute or result in, a Company Material Adverse Effect that is continuing.
(d)   Officers’ Certificate.   Parent shall have received a certificate signed by an executive officer of the Company certifying as to the matters set forth in Sections 6.3(a), 6.3(b) and 6.3(c).
Section 6.4    Frustration of Closing Conditions.   None of Parent, Merger Sub or the Company may rely on the failure of any condition set forth in this Article VI to be satisfied if such failure was caused by such party’s breach of this Agreement.
ARTICLE VII
TERMINATION, AMENDMENT AND WAIVER
Section 7.1    Termination.   This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval and/or Parent Stockholder Approval has been obtained except as noted below (with any termination by Parent also being an effective termination by Merger Sub ):
(a)   by mutual written consent of Parent and the Company;
(b)   by either Parent or the Company:
(i)   if the Merger shall not have been consummated on or before the date that is six (6) months after the date hereof (the “Termination Date”); provided, further, that if the satisfaction of the last to be satisfied or waived of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, so long as such conditions are reasonably capable of being satisfied if the Closing were to occur on the Termination Date) occurs less than two (2) Business Days prior to the Termination Date, the Termination Date shall be deemed extended to the extent necessary to permit the Closing to occur; provided, further, that neither party shall have the right to terminate this Agreement pursuant to this Section 7.1(b)(i) if any action of such party or failure of such party to perform or comply with the covenants and agreements of such party set forth in this Agreement shall have materially contributed to the failure of the Merger to be consummated by the Termination Date and such action or failure to perform constitutes a material breach of this Agreement;

(ii)   if any Relevant Legal Restraint permanently restraining, enjoining or otherwise prohibiting or making illegal any of the transactions contemplated by this Agreement shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall have used reasonable best efforts to contest, appeal and remove such judgment, order, injunction, rule, decree, ruling or other action in accordance with Section 5.8; and provided, further, that a party shall not be permitted to terminate this Agreement pursuant to this Section 7.1(b)(ii) if such party has failed in any material respect to comply with any of such party’s obligations under Section 5.8;
(iii)   if the Company Stockholder Approval shall not have been obtained at the Company Stockholders Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the adoption of this Agreement was taken; or
(iv)   if the Parent Stockholder Approval shall not have been obtained at the Parent Stockholder Meeting duly convened therefor or at any adjournment or postponement thereof at which a vote on the approval of the Parent Stock Issuance was taken;
(c)   by the Company:
(i)   if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or (b) and (B) cannot be cured by the Termination Date; provided, that the Company shall have given Parent written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Termination Date), stating the Company’s intention to terminate this Agreement pursuant to this Section 7.1(c)(i) and the basis for such termination, and the Company may not terminate the Agreement pursuant to this Section 7.1(c)(i) unless such inaccuracy or breach shall remain uncured for the duration of such 30 day period; provided further, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if it is then in breach of any of its covenants or agreements set forth in this Agreement which breach would give rise to the failure of a condition set forth in Section 6.3(a) or (b);
(ii)   at any time prior to obtaining the Company Stockholder Approval if, (A) the Company Board authorizes the Company, to the extent permitted by and subject to the Company’s compliance with the terms of Section 5.4, to enter into a Company Alternative Acquisition Agreement with respect to a Company Superior Proposal, (B) concurrently with the termination of this Agreement, the Company, subject to complying with the terms of Section 5.4(d), enters into a Company Alternative Acquisition Agreement providing for a Company Superior Proposal, (C) prior to or substantially concurrently with such termination, the Company pays to Parent in immediately available funds any fees required to be paid pursuant to Section 7.3(b); or
(iii)   if prior to receipt of the Parent Stockholder Approval, the Parent Board shall have effected a Parent Adverse Recommendation Change;
(d)   by Parent:
(i)   if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or (b) and (B) cannot be cured by the Termination Date; provided, that Parent shall have given the Company written notice, delivered at least 30 days prior to such termination (or promptly, if such notice is given within 30 days of the Termination Date), stating Parent’s intention to terminate this Agreement pursuant to this Section 7.1(d)(i) and the basis for such termination, and Parent may not terminate the Agreement pursuant to this Section 7.1(d)(i) unless such inaccuracy or breach shall remain uncured for the duration of such 30 day period; provided further, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if Parent or Merger Sub is then in breach of any of its covenants or agreements set forth in this Agreement which breach would give rise to the failure of a condition set forth in Section 6.2(a) or (b);

(ii)   at any time prior to obtaining the Parent Stockholder Approval if, (A) the Parent Board authorizes Parent, to the extent permitted by and subject to Parent’s compliance with the terms of Section 5.5, to enter into a Parent Alternative Acquisition Agreement with respect to a Parent Superior Proposal, (B) concurrently with the termination of this Agreement, Parent, subject to complying with the terms of Section 5.5(d), enters into a Parent Alternative Acquisition Agreement providing for a Parent Superior Proposal, (C) prior to or substantially concurrently with such termination, Parent pays to the Company in immediately available funds any fees required to be paid pursuant to Section 7.3(c); or
(iii)   if prior to receipt of the Company Stockholder Approval, the Company Board shall have effected a Company Adverse Recommendation Change.
The party desiring to terminate this Agreement pursuant to this Section 7.1 (other than pursuant to Section 7.1(a)) shall give written notice of such termination to the other party, specifying the provision of this Agreement pursuant to which such termination is effected.
Section 7.2    Effect of Termination. In the event of termination of the Agreement, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent or Merger Sub or the Company or any of its Representatives, except that the Confidentiality Agreement and the penultimate sentence of Section 5.7, this Section 7.2, Section 7.3 (Fees and Expenses), and Article VIII of this Agreement (and any related definitions contained in such Sections or provisions) shall survive the termination hereof; provided, that none of Parent, Merger Sub or the Company shall be released from any liabilities or damages arising out of fraud or any Willful Breach of this Agreement.
Section 7.3    Fees and Expenses.
(a)   Except as otherwise provided in this Section 7.3, all fees and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated hereby shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided, Parent and the Company shall each be responsible for paying any fees in connection with the printing and mailing of the Form S-4 and the Joint Proxy Statement/Prospectus to their respective stockholders.
(b)   In the event that:
(i)   (A) this Agreement is terminated by (1) Parent pursuant to Section 7.1(d)(i) or (2) either Parent or the Company pursuant to Section 7.1(b)(iii) (or by the Company or Parent pursuant to Section 7.1(b)(i) at a time when this Agreement could have been terminated pursuant to Section 7.1(b)(iii) or Section 7.1(d)(i)), (B) at any time after the date of this Agreement and prior to the taking of a vote to adopt this Agreement at the Company Stockholders Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 7.1(b)(iii)) or at or prior to the time of the applicable breach by the Company (in the case of a termination pursuant to Section 7.1(d)(i)), a Company Acquisition Proposal shall have been communicated to the senior management of the Company or the Company Board or shall have been publicly disclosed or announced or publicly made known to the stockholders of the Company, or any Person shall have publicly announced an intention to make a Company Acquisition Proposal, and in each case Company Acquisition Proposal or intention to make a Company Acquisition Proposal is not publicly withdrawn without qualification prior to the date that is five Business Days prior to such vote to adopt this Agreement, and (C) within 12 months after such termination, the Company shall have consummated or entered into a definitive agreement with respect to any Company Acquisition Proposal (provided, that for purposes of this Section 7.3(b)(i), the references to “20% or more” in the definition of Company Acquisition Proposal shall be deemed to be references to “more than 75%”);
(ii)   this Agreement is terminated by the Company pursuant to Section 7.1(c)(ii); or
(iii)   this Agreement is terminated by Parent pursuant to Section 7.1(d)(iii);
then, in any such case, the Company shall pay Parent a termination fee of $8,300,000 (the “Company Termination Fee”), less the amount of Parent Expenses previously paid to Parent (if any) pursuant to Section 7.3(d), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.
(c)   In the event that:
(i)   (A) this Agreement is terminated by (1) the Company pursuant to Section 7.1(c)(i) or (2) either Parent or the Company pursuant to Section 7.1(b)(iv) (or by the Company or Parent pursuant to Section 7.1(b)(i) at a time when this Agreement could have been terminated pursuant to Section 7.1(b)(iv) or Section 7.1(c)(i)), (B) at any time after the date of this Agreement and prior to the taking of a vote to approve the Parent Stock Issuance at the Parent Stockholders Meeting or any adjournment or postponement thereof (in the case of a termination pursuant to Section 7.1(b)(iv)) or at or prior to the time of the applicable breach by the Company (in the case of a termination pursuant to Section 7.1(c)(i)), a Parent Acquisition Proposal shall have been communicated to the senior management of Parent or the Parent Board or shall have been publicly disclosed or announced or publicly made known to the stockholders of Parent, or any Person shall have publicly announced an intention to make a Parent Acquisition Proposal, and, in each case such Parent Acquisition Proposal or intention to make a Parent Acquisition Proposal is not publicly withdrawn without qualification prior to the date that is 5 Business Days prior to such vote to approve the Parent Stock Issuance, and (C) within 12 months after such termination, Parent shall have consummated or entered into a definitive agreement with respect to any Parent Acquisition Proposal (provided, that for purposes of this Section 7.3(c)(i), the references to “20% or more” in the definition of Parent Acquisition Proposal shall be deemed to be references to “more than 75%”);
(ii)   this Agreement is terminated by Parent pursuant to Section 7.1(d)(ii); or
(iii)   this Agreement is terminated by the Company pursuant to Section 7.1(c)(iii).
then, in any such case, Parent shall pay the Company a termination fee of $8,300,000 (the “Parent Termination Fee”), less the amount of the Company Expenses previously paid to the Company (if any) pursuant to Section 7.3(e), it being understood that in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.
(d)   In the event that this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(iii) under circumstances in which the Company Termination Fee is not then payable pursuant to Section 7.3(b)(i), then the Company shall reimburse Parent and its Affiliates for all of their reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to Parent and Merger Sub and their Affiliates) incurred by Parent, Merger Sub and their Affiliates or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Parent Expenses”), up to a maximum amount of $1,000,000 (the “Expense Reimbursement Cap”); provided, that the payment by the Company of the Parent Expenses pursuant to this Section 7.3(d), (i) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.3(b) except to the extent indicated in such Section and (ii) shall not relieve the Company from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud.
(e)   In the event that this Agreement is terminated by Parent or the Company pursuant to Section 7.1(b)(iv) under circumstances in which the Parent Termination Fee is not then payable pursuant to Section 7.3(c)(i), then Parent shall reimburse the Company and its Affiliates for all of their reasonable and documented out-of-pocket fees and expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to the Company and its Affiliates) incurred by the Company and its Affiliates or on their behalf in connection with or related to the authorization, preparation, investigation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby (the “Company Expenses”), up to a maximum amount of the Expense Reimbursement Cap; provided, that the payment by Parent of the Company Expenses pursuant to this Section 7.3(e), (i) shall not relieve Parent of any subsequent obligation to pay the Parent Termination Fee pursuant to Section 7.3(c), except to the extent indicated in such Sections and

(ii) shall not relieve Parent from any liability or damage resulting from a willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement or fraud
(f)   Payment of the Company Termination Fee or Parent Termination Fee, if applicable, shall be made by wire transfer of immediately available funds to the account or accounts designated by Parent or the Company, as applicable (i) on the earlier of (A) the consummation of any transaction contemplated by a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, and (B) the entry into a definitive agreement with respect to a Company Acquisition Proposal or Parent Acquisition Proposal, as applicable, in each case, in the case of a Company Termination Fee or Parent Termination Fee, as applicable, payable pursuant to Section 7.3(b)(i) or Section 7.3(c)(i), (ii) concurrently with, or prior to, termination, in the case of a Company Termination Fee or Parent Termination Fee payable pursuant to Section 7.3(b)(ii) or Section 7.3(c)(ii) or (iii) as promptly as reasonably practicable (and in any event within two Business Days) after termination, in the case of a Company Termination Fee or Parent Termination Fee, as applicable, payable pursuant to Section 7.3(b)(iii) or Section 7.3(c)(iii). In the event that Parent or its designee or the Company or its designee shall receive full payment pursuant to Section 7.3(b) or Section 7.3(c), as applicable, the receipt of the Company Termination Fee or the Parent Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person, or the Company, any of its Affiliates or any other Person, as applicable, in connection with this Agreement (and the termination hereof), the transactions herein (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent or Merger Sub, any of their respective Affiliates or any other Person, or the Company, any of its Affiliates or any other Person, as applicable, shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates, or Parent or any of its Affiliates, as applicable, arising out of or in connection with this Agreement, any of the transactions contemplated herein or any matters forming the basis for such termination; provided, that nothing contained herein shall relieve any party from liability resulting from any Willful Breach or fraud.
(g)   The Company and Parent each acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company, Parent and Merger Sub would not enter into this Agreement; accordingly, if the Company or Parent fails to timely pay any amounts due pursuant to this Section 7.3, and, in order to obtain such payment, Parent of the Company commences a suit that results in a judgment against the Company or Parent for the amounts set forth in this Section 7.3, the breaching party shall pay to the other party its costs and expenses (including reasonable attorneys’ fees and expenses) in connection with such suit, together with interest on the amounts due pursuant to this Section 7.3 from the date such payment was required to be made until the date of payment at the prime lending rate as published in The Wall Street Journal in effect on the date such payment was required to be made (which interest shall be payable in connection with any late payment, regardless of whether any such suit is brought). The parties acknowledge and agree that the right to receive the Company Termination Fee or the Parent Termination Fee under this Agreement shall not limit or otherwise affect any party’s right to specific performance as provided in Section 8.10, but for the avoidance of doubt, under no circumstances shall Parent or the Company, directly or indirectly, be permitted or entitled to receive both a grant of specific performance that results in the Closing, on the one hand, and the payment of the Company Termination Fee or the Parent Termination Fee, or any other damages, on the other hand; provided, that nothing contained herein shall relieve any party from liability resulting from any Willful Breach or fraud.
Section 7.4    Amendment or Supplement.   This Agreement may be amended, modified or supplemented by the parties prior to the Effective Time by written agreement signed by each of the parties hereto, whether before or after the Company Stockholder Approval has been obtained; provided, that after the Company Stockholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing specifically designated as an amendment hereto, signed on behalf of each of the parties in interest at the time of the amendment.

Section 7.5    Extension of Time; Waiver.   At any time prior to the Effective Time, the parties may (a) extend the time for the performance of any of the obligations or acts of the other parties, (b) waive any inaccuracies in the representations and warranties of the other parties set forth in this Agreement or any document delivered pursuant hereto or (c) unless prohibited by applicable Law, waive compliance with any of the agreements or conditions of the other parties contained herein; provided, that after the Company Stockholder Approval has been obtained, no waiver may be made that pursuant to applicable Law requires further approval or adoption by the stockholders of the Company without such further approval or adoption. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power.
ARTICLE VIII
GENERAL PROVISIONS
Section 8.1    Non-survival of Representations and Warranties and Pre-Closing Covenants.   None of the representations, warranties, covenants, obligations or agreements of the parties in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations or agreements shall survive the Effective Time, other than those covenants or agreements of the parties which by their terms apply, or are to be performed in whole or in part, after the Effective Time.
Section 8.2    Notices.   All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, or if by e-mail, on the date of transmittal (provided no “bounce back” or similar message of non-delivery is received with respect thereto), (b) the second Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) upon confirmed receipt if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(i)   if to Parent, Merger Sub or the Surviving Corporation, to:
Assertio Holdings, Inc.
100 S. Saunders Rd., Suite 300
Lake Forest, IL 60045
Attention: Legal Department
E-mail: Legal@assertiotx.com
with a copy (which shall not constitute notice) to:
Latham & Watkins LLP
330 N Wabash Ave, Ste 2800
Chicago, Illinois 60611
Attention: Zachary Judd; Owen Alexander
Email: zachary.judd@lw.com; owen.alexander@lw.com
(ii)   if to the Company, to:
Spectrum Pharmaceuticals, Inc.
2 Atlantic Avenue, 6th Floor
Boston, MA 02110
Attention: Thomas J. Riga
Chief Executive Officer and President
E-mail: ir@sppirx.com

with a copy (which shall not constitute notice) to:
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attention: Saee Muzumdar; Branden C. Berns
E-mail:  smuzumdar@gibsondunn.com;
             bberns@gibsondunn.com
Section 8.3    Certain Definitions.   For purposes of this Agreement:
(a)   “Affiliate” of any Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person;
(b)   “Business Day” means any day other than a Saturday, a Sunday or a day on which the SEC or banks in New York, New York are authorized or required by applicable Law to be closed;
(c)   “Company Material Adverse Effect” means any state of facts, circumstance, condition, event, change, development, occurrence, result, effect, action or omission (each an “Effect”) that, individually or in the aggregate with any one or more other Effects, (x) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole or (y) prevents, materially impairs, materially impedes or materially delays the consummation of the Merger and the other transactions contemplated hereby on a timely basis and in any event on or before the Termination Date; provided, that with respect to clause (x) only, no Effect to the extent arising out of the following, alone or in combination, shall, to such extent, be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Company Material Adverse Effect: (1) general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, generally affecting any of the industries in which the Company or its Subsidiaries operate, (2) any adoption, implementation, modification, repeal, interpretation, proposal of or other changes in any applicable Laws or any changes in applicable accounting regulations or principles, or in interpretations of any of the foregoing, (3) any change in the price or trading volume of the Company’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (4) any failure by the Company to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Company Material Adverse Effect” may be taken into account in determining whether there has been a Company Material Adverse Effect), (5) political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism or sabotage (including hacking, ransomware or any other electronic attack), or any escalation or worsening of any such conditions, (6) any natural or manmade disasters or calamities, weather conditions including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires, cyber outages, or other force majeure events, or any escalation or worsening of such conditions, (7) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions, (8) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company and its Subsidiaries due to the announcement and consummation of the transactions contemplated hereby or the identity of the parties to this Agreement, or the consummation of the transactions contemplated hereby (provided that this clause (8) shall not apply to (x) any representation or warranty in Section 3.4 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (y) a to the extent related to such representations and warranties identified in the preceding clause (x), the condition set forth in Section 6.3(a), and (z) any action or omission by the Company, any Subsidiary of the Company or their respective Representatives in order to comply with the Company’s obligations under Section 5.1), (9) any action taken by the Company, or which the Company causes to be taken by any of its Subsidiaries, in each case which is expressly required by this Agreement, (10) any actions taken (or omitted to be taken) at the express written request of Parent; provided, that in the case of clauses (1), (2), (5), (6), and (7), to the extent the impact of such Effect is not disproportionately adverse to the Company and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which the Company and its Subsidiaries conduct business (and provided further, that in such event, only the incremental disproportionate adverse impact shall be taken into account when determining whether there has been a “Company Material Adverse Effect”);
(d)   “Company Tax Counsel” shall mean Gibson, Dunn & Crutcher LLP or such other nationally recognized Tax counsel reasonably acceptable to the Company and Parent.
(e)   “Company Tax Opinion” shall mean a written opinion from Company Tax Counsel delivered to the Company in connection with the consummation of the Merger pursuant to Section 6.2(e) or filed in connection with the Form S-4 and/or the Joint Proxy Statement/Prospectus, based on the facts, representations, assumptions and exclusions set forth or described in such opinion, to the effect that, the Merger will qualify for the Intended Tax Treatment. In rendering such opinion, Company Tax Counsel shall be entitled to rely upon customary assumptions, representations, warranties and covenants reasonably satisfactory to it, including representations and covenants set forth in the customary Tax representation letters obtained from Parent and the Company pursuant to Section 5.19(a)(i).
(f)   “control” (including the terms “controlled,” “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise;
(g)   “COVID-19” means SARS-CoV-2 or COVID-19, and any variants or evolutions thereof or related or associated epidemics, pandemics or disease outbreaks;
(h)   “CVR Agreement” means the Contingent Value Rights Agreement in the form attached hereto as Exhibit B to be entered into between Parent and the Rights Agent, with such revisions thereto requested by the Rights Agent that are not, individually or in the aggregate, materially detrimental to the holders of CVRs.
(i)   “Encumbrance” means any charge, claim, mortgage, hypothec, lien, option, pledge, imperfection of title, encroachment, lease, license, easement, servitude, right-of-way, covenant, condition, restriction, adverse claim, other encumbrance or lien, security interest or other restriction of any kind;
(j)   “Exchange Ratio” means 0.1783.
(k)   “knowledge of the Company” means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(j) of the Company Disclosure Letter;
(l)   “knowledge of the Parent” means the actual knowledge, after reasonable inquiry, of the individuals listed on Section 8.3(k) of the Parent Disclosure Letter;
(m)   “Organizational Documents” shall mean, with respect to any Person that is not a natural person: (a) if such Person is a corporation, such Person’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended; (b) if such Person is a limited liability company, such Person’s certificate or articles of formation and operating agreement, as amended; and (c) if such Person is a limited partnership, such Person’s certificate or articles of formation and limited partnership agreement, as amended.
(n)   “Parent Material Adverse Effect” means any Effect that, individually or in the aggregate with any one or more other Effects, (x) results in a material adverse effect on the business, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries, taken as a whole or (y) prevents, materially impairs, materially impedes or materially delays the consummation of the Merger and the other transactions contemplated hereby on a timely basis and in any event on or before the Termination

Date; provided, that with respect to clause (x) only, no Effect to the extent arising out of the following (alone or in combination), shall, to such extent, be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Parent Material Adverse Effect: (1) general economic or business conditions or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, generally affecting any of the industries in which Parent or its Subsidiaries operate, (2) any adoption, implementation, modification, repeal, interpretation, proposal of or other changes in any applicable Laws or any changes in applicable accounting regulations or principles, or in interpretations of any of the foregoing, (3) any change in the price or trading volume of Parent’s stock, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such change that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect), (4) any failure by Parent to meet internal or published projections, forecasts or revenue or earnings predictions, in and of itself (provided, that the facts or occurrences giving rise to or contributing to such failure that are not otherwise excluded from the definition of “Parent Material Adverse Effect” may be taken into account in determining whether there has been a Parent Material Adverse Effect), (5) political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism or sabotage (including hacking, ransomware or any other electronic attack), or any escalation or worsening of any such conditions, (6) any natural or manmade disasters or calamities, weather conditions including hurricanes, floods, tornados, tsunamis, earthquakes and wild fires, cyber outages, or other force majeure events, or any escalation or worsening of such conditions, (7) any epidemic, pandemic or outbreak of disease (including, for the avoidance of doubt, COVID-19), or any escalation or worsening of such conditions, (8) the announcement of this Agreement and the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of Parent and its Subsidiaries due to the announcement and consummation of the transactions contemplated hereby or the identity of the parties to this Agreement, or the consummation of the transactions contemplated hereby (provided that this clause (8) shall not apply to (x) any representation or warranty in Section 4.4 to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the consummation of the Merger, (y) a to the extent related to such representations and warranties identified in the preceding clause (x), the condition set forth in Section 6.2(a), and (z) any action or omission by Parent, any Subsidiary of Parent or their respective Representatives in order to comply with Parent’s obligations under Section 5.2), (9) any action taken by Parent, or which Parent causes to be taken by any of its Subsidiaries, in each case which is expressly required by this Agreement, (10) any actions taken (or omitted to be taken) at the express written request of the Company; provided, that in the case of clauses (1), (2), (5), (6), and (7), to the extent the impact of such Effect is not disproportionately adverse to Parent and its Subsidiaries, taken as a whole, as compared to other companies operating in the industry in which Parent and its Subsidiaries conduct business (and provided further, that in such event, only the incremental disproportionate adverse impact shall be taken into account when determining whether there has been a “Parent Material Adverse Effect”);
(o)   “Permitted Encumbrance” means (i) statutory liens for current Taxes not yet due or payable or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (ii) mechanics’, materialmen’s, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent, or the validity or amount of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in accordance with GAAP, (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Entities which is not violated by the current occupancy or use of the property; and (iv) all exceptions, restrictions, easements, imperfections of title, charges, rights-of-way and other Encumbrances that do not or would not materially interfere with the present use, occupancy or value of such asset of the Company and its Subsidiaries.
(p)   “Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including any Governmental Entity;

(q)   “Prohibited Person” shall mean any Person that is the target of sanctions Laws, including (a) a Person that has been determined by a Governmental Entity to be the subject of a prohibition on such conduct of any law, regulation, rule or executive order administered by OFAC; (b) the government, including any political subdivision, agency or instrumentality thereof, of any country against which the United States maintains comprehensive economic sanctions or embargoes (currently Iran, Syria, Cuba, North Korea, and the Crimea region of Ukraine); (c) any Person that acts on behalf of or is owned or controlled by a government of a country against which the United States maintains comprehensive economic sanctions or embargoes; (d) any Person organized or resident in a country or territory subject to comprehensive sanctions; (e) any Person that has been identified on the OFAC Specially Designated Nationals and Blocked Persons List (Appendix A to 31 C.F.R. Ch. V), as amended from time to time, or fifty percent (50%) or more of which is owned, directly or indirectly, by any such Person or Persons, or, where relevant under applicable sanctions Laws, controlled by any such Person or Persons or acting for or on behalf of such Person or Persons; or (f) any Person that has been designated on any similar list or Order published by a Governmental Entity in the United States.
(r)   “Public Health Measures” means any quarantine, “shelter in place,” “stay at home,” furlough, workforce reduction, social distancing, shut down, closure, sequester or any other Law, order, directive, guideline or recommendation by any Governmental Entity, in connection with or in response to COVID-19 or any other epidemic, pandemic or outbreak of disease, or in connection with or in response to any other public health conditions, in each case, whether such Law, order, directive, guideline or recommendation, or such measures, are in place currently or adopted or modified hereafter;
(s)   “Rights Agent” means the financial institution designated by Parent to act as the rights agent under the CVR Agreement.
(t)   “Subsidiary” means, with respect to any Person, any other Person of which stock or other equity interests having ordinary voting power to elect more than 50% of the board of directors or other governing body are owned, directly or indirectly, by such first Person (and notwithstanding anything to the contrary herein, the Company makes no representation, warranty, covenant or agreement in this Agreement with respect to any third party equity holder of any joint venture or any securities held by such Person); and
(u)   “Willful Breach” means (a) with respect to any material breach of a representation and warranty, that the breaching party had actual knowledge (as opposed to imputed or constructive knowledge or knowledge that could have been obtained after inquiry, or recklessness or negligence) of such breach as of the date of this Agreement and (b) with respect to any material breach of a covenant or other agreement, that is the consequence of an act or omission by a party with the actual knowledge (as opposed to imputed or constructive knowledge or knowledge that could have been obtained after inquiry, or recklessness or negligence) that the action so taken or omitted to be taken constituted a material breach of such covenant or agreement.
Section 8.4    Interpretation.   When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” The phrase “ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of business, consistent with past practice. References to days mean calendar days unless otherwise specified. If the last day of a period by which an act is to be done under this Agreement is a non-Business Day, the period in question shall end on the next succeeding Business Day. Any document or item will be deemed “furnished,” “delivered,” “provided”

or “made available” within the meaning of this Agreement if such document or item (a) is included in the electronic data room to which the receiving party has access and is available to such party, or (b) actually delivered or provided to the receiving party or its representatives, in each case, at least two (2) days prior to the date hereof or the Closing, as applicable.
Section 8.5    Entire Agreement.   This Agreement (including the Exhibits hereto), the Company Disclosure Letter, the CVR Agreement, the Parent Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties with respect to the subject matter hereof and thereof.
Section 8.6    Parties in Interest.   This Agreement is not intended to, and shall not, confer upon any other Person other than the parties and their respective successors and permitted assigns any rights or remedies hereunder, except (a) with respect to Section 5.13 which shall inure to the benefit of the Persons benefiting therefrom who are intended to be third party beneficiaries thereof and (b) if the Effective Time occurs, the right of the Company stockholders to receive the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.2(k) and cash in lieu of any fractional shares payable pursuant to Section 2.5, in accordance with the terms and conditions of this Agreement. The representations and warranties in this Agreement are the product of negotiations among the parties hereto. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement or the characterization of actual facts or circumstances as of the date of this Agreement or as of any other date.
Section 8.7    Governing Law.   This Agreement and all disputes or controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.
Section 8.8    Submission to Jurisdiction.   Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, including the Merger. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, including the Merger, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 8.9    Assignment; Successors.   Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned or delegated, in whole or in part, by operation of law or otherwise, by any party without the prior written consent of the other parties, and any such assignment without such prior written consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.
Section 8.10    Specific Performance.   The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the Company (on behalf of itself and on behalf of the holders of Company Shares as third party beneficiaries under Section 8.6), Parent and Merger Sub shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.
Section 8.11    Currency.   All references to “dollars” or “$” or “US$” in this Agreement refer to United States dollars, which is the currency used for all purposes in this Agreement.
Section 8.12    Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 8.13    Waiver of Jury Trial.   EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.13.
Section 8.14    Counterparts.   This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.
Section 8.15    Facsimile or .pdf Signature.   This Agreement may be executed by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or .pdf signature, and any signature so delivered shall be deemed to have been duly and validly delivered and be valid and effective, and constitute an original, for all purposes.
Section 8.16    No Presumption Against Drafting Party.   Each of Parent, Merger Sub and the Company acknowledges that each party to this Agreement has been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.
Section 8.17    Non-Recourse.   Each party hereto agrees, on behalf of itself and its former, current and future holders of any equity, controlling persons, directors, officers, employees, agents, attorneys, controlled Affiliates, members, managers, general or limited partners, stockholders and assignees of it and its controlled Affiliates, that all Action, claims, obligations, liabilities, or causes of action (whether in contract or in tort, in law or in equity or otherwise, or granted by statute or otherwise, whether by or through attempted piercing of the corporate, limited partnership, limited liability company or other entity veil or any other theory or doctrine, including alter ego or otherwise) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement or any other agreement referenced herein or contemplated hereby or the transactions contemplated hereunder or thereunder, (b) the negotiation, execution or performance of this Agreement or any other agreement referenced herein or contemplated hereby (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement or such other agreement), and (c) any breach or violation of this Agreement or any other agreement referenced herein or contemplated hereby, in each case, may be made only against (and are those solely of) the Persons that are expressly identified as parties in the preamble to this Agreement (or any other agreement referenced herein or contemplated hereby, as applicable) and in accordance with, and subject to the terms of, this Agreement (or any other agreement referenced herein or contemplated hereby, in each case as applicable).
[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SPECTRUM PHARMACEUTICALS, INC.
By:
/s/ Thomas J. Riga

Name: Thomas J. Riga
Title: President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
ASSERTIO HOLDINGS, INC.
By:
/s/ Daniel Peisert

Name: Daniel Peisert
Title: President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
SPADE MERGER SUB 1, INC.
By:
/s/ Daniel Peisert

Name: Daniel Peisert
Title: President and Chief Executive Officer
[Signature Page to Agreement and Plan of Merger]

Annex B
Form Final
FORM OF CONTINGENT VALUE RIGHTS AGREEMENT
THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [•], (this “Agreement”), is entered into by and between Assertio Holdings, Inc., a Delaware corporation (“Parent”), and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”).
RECITALS
WHEREAS, Parent, Spectrum Pharmaceuticals, Inc., a Delaware corporation (the “Company”) and Spade Merger Sub 1, a Delaware corporation and wholly owned subsidiary of the Parent (“Merger Sub”) have entered into an Agreement and Plan of Merger dated as of April 24, 2023 (as amended, restated, supplemented or otherwise modified from time to time pursuant to its terms, the “Merger Agreement”), pursuant to which Merger Sub will merge with and into the Company, with the Company being the surviving corporation (the “Surviving Corporation”).
WHEREAS, pursuant to the Merger Agreement, Parent has agreed to provide to (i) the holders of shares of Company Common Stock, and the holders of the Company Warrants immediately prior to the Effective Time that are, in each case, validly converted into Merger Consideration (or a portion thereof) and (ii) the holders of Company Stock Options, Company RSUs and Company SARs (the awards in clause (ii) collectively, “Company Equity Awards”) who are entitled to CVRs pursuant to Section 2.3 of the Merger Agreement, in each case, pursuant to terms set forth in the Merger Agreement, the right to receive contingent cash payments and/or Parent Common Stock (as determined in the sole discretion of Parent) (each, a “CVR”) as hereinafter described; and
WHEREAS, pursuant to this Agreement, the maximum potential amount payable per CVR is $0.20, without interest.
NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and Rights Agent agree, for the equal and proportionate benefit of all holders of CVRs, as follows:
ARTICLE I
DEFINITIONS; CERTAIN RULES OF CONSTRUCTION
Section 1.1   Definitions.   Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms will have the following meanings:
“2024 Annual Net Sales Milestone” means the achievement of Net Sales exceeding $175,000,000 during the 2024 Annual Net Sales Milestone Period.
“2024 Annual Net Sales Milestone Payment” means a dollar amount per CVR equal to the lesser of (i) $0.10 and (ii) (A) 0.249 multiplied by (B) (I) the Applicable Parent Stock Price, multiplied by (II) the Exchange Ratio (rounded down to the closest hundredth of a penny) (provided that such amount shall not be less than $0).
“2024 Annual Net Sales Milestone Period” means the period commencing on January 1, 2024 and ending December 31, 2024.
“2025 Annual Net Sales Milestone” means the achievement of Net Sales exceeding $225,000,000 for the 2025 Annual Net Sales Milestone Period.
“2025 Annual Net Sales Milestone Payment” means a dollar amount per CVR equal to the lesser of (i) $0.10 and (ii) (A) 0.249 multiplied by (B) (I) the Applicable Parent Stock Price, multiplied by (II) the Exchange Ratio, less (III) the 2024 Annual Net Sales Milestone Payment (rounded down to the closest hundredth of a penny) (provided that such amount shall not be less than $0).

“2025 Annual Net Sales Milestone Period” means the period commencing on January 1, 2025 and ending December 31, 2025.
“Acting Holders” means, at the time of determination, Holders of not less than 35% of the outstanding CVRs, as set forth in the CVR Register.
“Applicable Parent Stock Price” means the lower of the closing price for Parent Common Stock as reported by Nasdaq (or any national securities exchange or over the counter trading market on which the Parent Common Stock primarily trades if the Parent Common Stock is no longer listed on Nasdaq) (A) on the Closing Date, and (B) on the applicable Milestone Payment Date.
“Agreement” has the meaning set forth in the first paragraph hereof.
“Annual Net Sales Milestone” means any of the 2024 Annual Net Sales Milestone and the 2025 Annual Net Sales Milestone.
“Assignee” has the meaning set forth in Section 7.3.
“Authorized Officer” means an employee of Parent with the title of President, Vice President, Senior Vice President, Executive Vice President, Secretary, Treasurer or Assistant Treasurer.
“Board of Directors” means the board of directors of Parent.
“Board Resolution” means a copy of a resolution certified by an Authorized Officer to have been duly adopted by the Board of Directors and to be in full force and effect on the date of such certification, and delivered to the Rights Agent.
“Business Day” means any day other than a Saturday, Sunday or a day on which banking institutions in New York, New York are authorized or obligated by law or executive order to remain closed.
“Calendar Year” means each respective period of twelve (12) consecutive months beginning on January 1 and ending on December 31.
“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of either Parent or the Surviving Corporation on a consolidated basis (other than to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving either Parent or the Surviving Corporation in which Parent or the Surviving Corporation, as applicable, is not the surviving entity, or (c) any other transaction involving either Parent or the Surviving Corporation in which the stockholders of Parent or the Surviving Corporation, as applicable, immediately prior to such transaction own less than 50% of the surviving entity’s voting power immediately after the transaction.
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Combination Product” means any product comprising the Product and at least one other therapeutically active product, compound or pharmaceutical ingredient that is not the Product.
“Combined Milestone Cash and Stock Payment” has the meaning set forth in Section 2.4(a).
“Company” has the meaning set forth in the recitals to this Agreement.
“Company Common Stock” means shares of common stock, par value $0.001, of the Company.
“Company Equity Awards” has the meaning set forth in the recitals to this Agreement.
“CVR” has the meaning set forth in the recitals to this Agreement.
“CVR Register” has the meaning set forth in Section 2.3(b).
“CVR Shortfall” has the meaning set forth in Section 4.4(b).
“Diligent Efforts” means, with respect to a particular task related to the Product, the efforts required to carry out such task in a good faith, diligent and sustained manner without undue interruption, pause or delay, which level is at least commensurate with the level of commercially reasonable efforts that a pharmaceutical company of comparable size and resources as those of Parent and its Affiliates would devote to a product of similar commercial potential and stage in development or product life as the Product, taking into account its safety, tolerability, and efficacy, its proprietary position (including patent coverage) and profitability (including pricing, supply costs and reimbursement status), the competitiveness of alternative third party products, the regulatory structure involved, the regulatory environment, and technical, commercial, legal, scientific and/or medical factors. Notwithstanding anything to the contrary herein, Diligent Efforts shall be determined without regard to any payments hereunder. For the avoidance of doubt, Parent shall not be required to pursue a Combination Product in order to satisfy its obligation to use Diligent Efforts.
“DTC” means The Depository Trust Company or any successor thereto.
“Equity Award Holders” means the Holders of CVRs granted with respect to Company Equity Awards.
“Fiscal Quarter” means each of the following three (3)-month periods: January 1 through March 31; April 1 through June 30; July 1 through September 30; and October 1 through December 31.
“GAAP” means the generally accepted accounting principles in the United States as established by the Financial Accounting Standards Board or any successor entity or other entity generally recognized as having the right to establish such principles in the United States, in each case, (i) which principals are currently used at the applicable time by Parent in the preparation of the consolidated financial statements of Parent and (ii) as consistently applied throughout the periods involved.
“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.
“Independent Accountant” means an independent certified public accounting firm of nationally recognized standing designated either (a) jointly by the Acting Holders and Parent, or (b) if such parties fail to make a designation, jointly by an independent public accounting firm selected by Parent and an independent public accounting firm selected by the Acting Holders.
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Agreement” has the meaning set forth in the recitals to this Agreement.
“Merger Sub” has the meaning set forth in the recitals to this Agreement.
“Milestone Cash Payment” has the meaning set forth in Section 2.4(a).
“Milestone Determination Date” means, with respect to any Annual Net Revenue Milestone, the date that is sixty (60) days following the last day of the applicable Annual Net Sales Milestone Period.
“Milestone Failure Notice” has the meaning set forth in Section 2.4(g).
“Milestone Notice” has the meaning set forth in Section 2.4(a).
“Milestone Parent Stock Price” means an amount equal to the closing price for Parent Common Stock as reported by Nasdaq (or any national securities exchange or over the counter trading market on which the Parent Common Stock primarily trades if the Parent Common Stock is no longer listed on Nasdaq) on the applicable Milestone Payment Date.
“Milestone Payment” means any of the 2024 Annual Net Sales Milestone Payment or the 2025 Annual Net Sales Milestone Payment.
“Milestone Payment Amount” means, in respect of an Annual Net Sales Milestone, for a given Holder, the product of (a) the Milestone Payment in respect of such Annual Net Sales Milestone and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the applicable Milestone Notice.
“Milestone Payment Date” has the meaning set forth in Section 2.4(b).
“Milestone Stock Payment” has the meaning set forth in Section 2.4(a).

“Net Sales” means without duplication, the aggregate gross worldwide revenues received (i) by or on behalf of Parent and its Affiliates for the Product sold to third parties, including to distributors and end-users (other than to Parent or any of its Affiliates), (ii) by or on behalf of Parent and its Affiliates in the form of any upfront fees, royalty, milestone payments or other consideration received from any third party to whom rights to the Product have been licensed (such royalty and sales milestone payments described in this clause (ii) collectively, “Sublicensing Revenue”) and (iii) by or on behalf of Sublicensees in respect of sales by such Sublicensees of the Product; provided, that aggregate gross worldwide revenues received pursuant to clause (i) and clause (ii) of this definition shall be reduced by the Permitted Deductions incurred by the applicable entity with respect to such sales or licenses, all as determined in accordance with the applicable entity’s usual and customary accounting methods consistent with the treatment of other branded prescription products sold or licensed by the applicable entity, which shall be in accordance with GAAP, including the accounting methods for translating gross revenues denominated in foreign currencies into United States dollar amounts. Notwithstanding the foregoing, if the Product is sold as part of a Combination Product, then Net Sales for such Product shall be determined by multiplying the Net Sales of the Combination Product (as calculated in accordance with analogous criteria as set forth above for the “Net Sales” definition) by the fraction, A / (A+B) where A is the weighted average sale price of such Product when sold separately in finished form, and B is the weighted average sale price of the other active product(s), compound(s) or ingredient(s) in such Combination Product sold separately in finished form (the “Other Product(s)”); provided that (i) if the weighted average sale price of the Product when sold separately in finished form can be determined but the weighted average sale price of the Other Product(s) cannot be determined, then Net Sales for such Product shall be calculated by multiplying the Net Sales of such Combination Product (as calculated in accordance with analogous criteria as set forth above for the “Net Sales” definition) by the fraction A / C where A is the weighted average sale price of such Product when sold separately in finished form and C is the weighted average sale price of the Combination Product; (ii) if the weighted average sale price of the Other Product(s) can be determined but the weighted average sale price of the Product when sold separately in finished form cannot be determined, Net Sales for such Product shall be calculated by multiplying the Net Sales of such Combination Product (as calculated in accordance with analogous criteria as set forth above for the “Net Sales” definition) by the following formula: one (1) minus B / C where B is the weighted average sale price of the Other Product(s) and C is the weighted average sale price of the Combination Product; and (iii) if the weighted average sale price of both the Product and the Other Product(s) cannot be determined, then Net Sales for such Product shall be calculated by multiplying the Net Sales of such Combination Product (as calculated in accordance with analogous criteria as set forth above for the “Net Sales” definition) by the fraction 1 / D where D is the number of active products, compounds or ingredients in the Combination Product including the Product.
“Net Sales Statement” means, for a given Annual Net Sales Milestone Period, a written statement of Parent, setting forth with reasonable detail (a) an itemized delineation and calculation of Net Sales during such Annual Net Sales Milestone Period, (b) an itemized delineation and calculation of the Permitted Deductions during such Annual Net Sales Milestone Period, (c) an itemized delineation and calculation of the Sublicensing Revenue, and (d) to the extent that revenues for the Product is recorded in currencies other than United States dollars during such Annual Net Sales Milestone Period, the exchange rates used for conversion of such foreign currency into United States dollars.
“Officer’s Certificate” means a certificate signed by an Authorized Officer of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.
“Parent” has the meaning set forth in the first paragraph of this Agreement.
“Parent Common Stock” means shares of common stock, par value $0.0001, of Parent.
“Permitted Deductions” means, to the extent not already excluded from Net Sales, the following deductions that are either included in the billing as part of the amount charged or invoiced, or otherwise documented as a deduction and accrued in accordance with GAAP specifically attributable to Net Sales:
(1)   normal and customary trade and quantity discounts;
(2)   accrued credits, price reductions or discounts by reasons of defects, recalls, returns, rebates or allowances of goods or because of retroactive price reductions specifically attributable to the Product;

(3)   chargebacks, rebates (or the equivalent thereof) and other amounts accrued on sale of the Product, including such amounts mandated by programs of Governmental Entities;
(4)   accruals for rebates (or the equivalent thereof) and administrative fees payable to medical healthcare organizations, commercial payors, group purchasing organizations or trade customers in line with approved contract terms or other normal and customary understandings and arrangements;
(5)   accruals for tariffs, duties, excise, sales, value-added and other Taxes (other than Taxes based on net income) and charges of Governmental Entities;
(6)   bad debts, provided that (i) any recovery of bad debts shall be included in Net Sales in the Fiscal Quarter in which recovered and (ii) such bad debts shall not exceed five percent (5%) of Net Sales;
(7)   transportation, freight, postage, importation, insurance and other handling expenses to the extent included in gross amounts invoiced;
(8)   discounts pursuant to patient discount programs and any voucher, co-pay assistance and coupon discounts;
(9)   any costs associated with effecting a technology transfer with respect to the Product;
(10)   accruals for amounts payable to wholesalers for services related to sales or distribution of the Product; and
(11)   accruals for distribution and specialty pharmacy provider commissions and fees (including administrative fees and fees related to services provided pursuant to agreements with specialty pharmacy providers or distribution service agreements with wholesalers, fee-for-service wholesaler fees and inventory management fees) payable to any third party providing specialty pharmacy or distribution services to Parent, any Assignee and each of their respective Affiliates, licensees and sublicensees.
For the avoidance of doubt, if a single item falls into more than one of the categories set forth in clauses (1) through (10) above, such item may not be deducted more than once.
True-ups, changes in estimate, and other adjustments to Permitted Deduction amounts (whether positive or negative) shall be included in Permitted Deductions in the Fiscal Quarter as such items are recorded in accordance with GAAP.
“Permitted Transfer” means: a Transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) made by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries upon the death of the trustee; (c) made pursuant to a court order; (d) made by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other Person; (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, or from such nominee to another nominee for the same beneficial owner, to the extent allowable by DTC; or (f) to Parent as provided in Section 2.7, provided, that with respect to the foregoing clauses (a)  – (e), the transferee in such Transfer of CVRs shall have provided to Parent a W-8 or W-9, as applicable as soon as practicable following such Transfer.
“Product” means the approved product sold as of the Effective Date under the proprietary name ROLVEDON.
“Product Transfer” has the meaning set forth in Section 4.7.
“Qualified Transferee” means (i) any Affiliate of Parent, (ii) any third party acquirer or successor of all or substantially all of the assets Parent in connection with a Change of Control as specified in clause (a) of the definition of “Change of Control”, or (iii) any third party that has net assets of at least $200,000,000 (as shown on its most recently prepared financial statements) at the time of the applicable Product Transfer or (iv) other person with the prior written consent of the Acting Holders.
“Review Request Period” has the meaning set forth in Section 4.4(a).

“Rights Agent” means the Rights Agent named in the first paragraph of this Agreement, until a successor Rights Agent will have become such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” will mean such successor Rights Agent.
“Sublicensee” shall mean an authorized or permitted licensee, sublicensee (including at any tier of sublicense) or transferee of Parent or any of its Affiliates, in each case with respect to rights to the Product.
“Surviving Corporation” has the meaning set forth in the recitals to this Agreement.
“Trading Day” means a day on which Nasdaq (or any national securities exchange or over the counter trading market on which Company primarily trades if Parent Common Stock is no longer listed on Nasdaq) is open for trading.
“Transfer” means any transfer, pledge, hypothecation, encumbrance, assignment or other disposition (whether by sale, merger, consolidation, liquidation, dissolution, dividend, distribution or otherwise), the offer to make such a transfer or other disposition, and each contract, arrangement or understanding, whether or not in writing, to effect any of the foregoing.
Section 1.2    Rules of Construction.   When a reference is made in this Agreement to a Section, Article, Exhibit or Schedule such reference shall be to a Section, Article, Exhibit or Schedule of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement or in any Exhibit or Schedule are for convenience of reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. All words used in this Agreement will be construed to be of such gender or number as the circumstances require. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth herein. The word “including” and words of similar import when used in this Agreement will mean “including, without limitation,” unless otherwise specified. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to the Agreement as a whole and not to any particular provision in this Agreement. The term “or” is not exclusive. The word “will” shall be construed to have the same meaning and effect as the word “shall.” References to days mean calendar days unless otherwise specified. If the last day of a period by which an act is to be done under this Agreement is a non-Business Day, the period in question shall end on the next succeeding Business Day. Except as otherwise explicitly specified to the contrary, (a) references to a particular statute or regulation include all rules and regulations thereunder and any successor statute, rules or regulation, in each case as amended or otherwise modified from time to time, (b) words in the singular or plural form include the plural and singular form, respectively, (c) references to a particular Person include such Person’s successors and assigns to the extent not prohibited by this Agreement and (d) all references to dollars or “$” refer to United States dollars.
ARTICLE II
CONTINGENT VALUE RIGHTS
Section 2.1    CVRs.   The CVRs represent the rights of Holders to receive the Milestone Payments in accordance with this Agreement. The initial Holders will be the holders of Company Shares that are cancelled as of the Effective Time pursuant to the Merger Agreement and the holders of the Company Warrants immediately prior to the Effective Time that are validly converted into Merger Consideration pursuant to terms set forth in the Merger Agreement and the holders of Company Equity Awards who are entitled to CVRs pursuant to Section 2.3 of the Merger Agreement.
Section 2.2    Non-transferable.   The CVRs may not be sold, assigned, Transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any attempted Transfer, pledge, encumbrance or disposition of CVRs, in whole or in part, in violation of this Section 2.2 shall be void ab initio and of no effect. The CVRs will not be listed on any quotation system or traded on any securities exchange.

Section 2.3    No Certificate; Registration; Registration of Transfer; Change of Address.
(a)   The CVRs will be issued in book-entry form only and will not be evidenced by a certificate or other instrument.
(b)   The Rights Agent will keep a register (the “CVR Register”) for the purpose of registering CVRs and Permitted Transfers thereof. The CVR Register will initially show one position for Cede & Co. representing all of the Company Shares held by DTC on behalf of the street holders of the Company Shares held by such holders as of immediately prior to the Effective Time. The Rights Agent will have no responsibility whatsoever directly to the street name holders with respect to Transfers of CVRs unless and until such CVRs are Transferred into the name of such street name holders in accordance with Section 2.2 of this Agreement. With respect to any payments to be made under Section 2.4 below, the Rights Agent will accomplish the payment to any former street name holders of Company Shares by sending one lump payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. Parent may receive and inspect a copy of the CVR Register, from time to time, upon written request made to the Rights Agent. Within two (2) Business Days after receipt of such request, the Rights Agent shall deliver a copy of the CVR Register, as then in effect, to Parent at the address set forth in Section 7.1.
(c)   Subject to the restrictions on transferability set forth in Section 2.2, every request made to Transfer a CVR must be in writing and accompanied by a written instrument of Transfer in a form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney or other personal representative duly authorized in writing or the Holder’s survivor, and setting forth in reasonable detail the circumstances relating to the Transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the Transfer instrument is in proper form and the Transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), register the Transfer of the CVRs in the CVR Register. The Rights Agent shall not be obligated to undertake any action with respect to the Transfer of the CVRs until it shall have been provided with such additional information or material as it may reasonably require to determine that the Transfer complies with the terms and conditions of this Agreement. Parent and Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of Transfer, unless such Holder has demonstrated to the reasonable satisfaction of Parent and Rights Agent that any such Tax or charge has been paid or is not applicable. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment by a Holder of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly Transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the Transfer by the transferor. No Transfer of a CVR will be valid until registered in the CVR Register in accordance with this Agreement, and any transfer not duly registered in the CVR Register will be void and invalid.
(d)   A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written notice, the Rights Agent will promptly record the change of address in the CVR Register.
Section 2.4    Payment Procedures; Notices.
(a)   If an Annual Net Sales Milestone is attained, then, on or prior to the applicable Milestone Determination Date, Parent shall deliver to the Rights Agent a written notice indicating that the applicable Annual Net Sales Milestone has been achieved and specifying such Annual Net Sales Milestone (a “Milestone Notice”). Parent will duly deposit with or transfer to, or cause to be deposited with or transferred to, the Rights Agent, upon or prior to the delivery of the Milestone Notice, the applicable Milestone Payment Amount to be made to the Holders, other than any Milestone Payment Amounts to be paid in cash to Equity Award Holders (with respect to which any such amounts payable shall be retained by Parent for payment pursuant to this Section 2.4), in the form of either (A) subject to the valuation methodology set forth below, solely shares of Parent Common Stock (a “Milestone

Stock Payment”), (B) solely cash (a “Milestone Cash Payment”), or (C) a combination of, subject to the valuation methodology set forth below, shares of Parent Common Stock and cash (a “Combined Milestone Cash and Stock Payment”). Without limiting Parent’s obligations to pay the Milestone Payments hereunder, Parent shall have the right, in its sole discretion, to elect one of the foregoing (A), (B), or (C) in paying any Milestone Payment payable hereunder. Such amounts shall be considered paid if on such date the Rights Agent has received in accordance with this Agreement money or shares of Parent Common Stock sufficient to pay all such amounts required by Section 4.2.
(b)   The Rights Agent will, within twenty (20) calendar days of receipt of any Milestone Notice (each such date, a “Milestone Payment Date”), send each Holder at its registered address a copy of the applicable Milestone Notice. At the time the Rights Agent sends a copy of such Milestone Notice to each Holder, the Rights Agent will also pay the applicable Milestone Payment Amount to each of the Holders, with each Holder receiving, subject to Section 2.4(c):
(i)   if Parent elects the Milestone Stock Payment, the number of shares of Parent Common Stock determined by dividing the applicable Milestone Payment Amount by the Milestone Parent Stock Price;
(ii)   if Parent elects the Milestone Cash Payment, the Milestone Payment Amount; and
(iii)   if Parent elects the Combined Milestone Cash and Stock Payment: (A) (1) the applicable Milestone Payment divided by the Milestone Parent Stock Price, multiplied by (2) the percentage of the Milestone Payment that Parent has elected to pay in shares of Parent Common Stock (in accordance with the foregoing Section 2.4(a)), multiplied by (3) the number of CVRs held by such Holder as reflected on the CVR Register, plus (B)(1) the applicable Milestone Payment Amount multiplied by (2) the percentage of the Milestone Payment that Parent has elected to pay in cash (in accordance with the foregoing Section 2.4(a)).
Notwithstanding the foregoing, with respect to any Milestone Payment that is payable in respect of Company Equity Awards, Parent shall, as soon as reasonably practicable following the Milestone Payment Date (but in any event no later than the second regular payroll date following the Milestone Payment Date, and, except as described in Section 4.4(b), in all events no later than March 15th of the calendar year immediately following the last day of the applicable Annual Net Sales Milestone Period), or shall cause an Affiliate thereof (including the Surviving Corporation) to, pay the amount, through Parent’s or such Affiliate’s payroll system, or, if applicable, issue the number of shares of Parent Common Stock for distribution by the Rights Agent, in either case, as described in clause (i), (ii) or (iii) of the first sentence of this Section 2.4(b), to the applicable Equity Award Holder.
(c)   Notwithstanding anything to the contrary herein, with respect to any CVR issued in respect of a Contingent In-the-Money Stock Option, in the event a Milestone Payment is payable hereunder, the Holder of such CVR shall be entitled to receive an amount equal to (i) such Milestone Payment less (ii) the amount by which the exercise price of such Contingent In-the-Money Stock Option per share exceeded the value of the Upfront Consideration. For clarity, the Milestone Payment Amount (or any portion thereof) shall not be paid or payable to any Holder of CVRs issued in respect of Contingent In-the-Money Stock Options unless the aggregate amount of such Milestone Payment Amounts payable hereunder exceed the exercise price applicable to such Contingent In-the-Money Stock Options.
(d)   In the event that any Milestone Payment payable to the Holders under this Agreement includes shares of Parent Common Stock, Parent and the Rights Agent shall take such actions as are necessary to issue or transfer to each Holder such Holder’s shares of Parent Common Stock, in accordance with applicable Law. Notwithstanding anything to the contrary herein, no fractional shares of Parent Common Stock shall be issued under this Agreement. In lieu of any fractional share of Parent Common Stock otherwise issuable under this Agreement, if any, the Holder shall receive a cash payment, rounded to the nearest whole cent and without interest, in an amount equal to the product of the Milestone Parent Stock Price for the applicable payment and the fraction of a share the Holder would otherwise be entitled to receive. The shares of Parent Common Stock to be issued to Holders pursuant to the foregoing shall be evidenced by properly authorized share certificates registered with Parent’s stock transfer agent, or, at Parent’s discretion, by book-entry registration with Parent’s stock transfer agent.

(e)   The Milestone Cash Payment or the cash portion of any Combined Milestone Cash and Stock Payment payable under this Agreement (including any cash payment in lieu of fractional shares of Parent Common Stock) shall be paid in United States dollars by check mailed to the address of each Holder as reflected in the CVR Register as of the close of business on the last Business Day prior to such Milestone Payment Date. The portion of any Milestone Payment Amount payable in cash shall be rounded to the nearest cent. Notwithstanding the foregoing, with respect to any Milestone Payment that is payable in cash in respect of Company Equity Awards, Parent shall, as soon as reasonably practicable following the Milestone Payment Date (but in any event no later than the second regular payroll date following the Milestone Payment Date, and in all events no later than March 15th of the year following the year in which the Annual Net Revenue Milestone is attained), or shall cause the Company or an Affiliate thereof to, pay, through Parent’s or any of its Affiliate’s (including the Surviving Corporation’s) payroll system, the applicable cash Milestone Payment to the applicable Equity Award Holder in accordance with the Merger Agreement.
(f)   Any portion of any Milestone Payment Amount delivered to the Rights Agent that remains undistributed to a Holder one year after the date of the delivery of the Milestone Notice will be delivered by the Rights Agent to Parent, upon demand, and any Holder will thereafter look only to Parent for payment of such Milestone Payment Amount, without interest, but such Holder will have no greater rights against Parent than those accorded to general unsecured creditors of Parent under applicable Law.
(g)   Commencing with, (i) in the case of the 2024 Annual Net Sales Milestone, the first Fiscal Quarter of the Calendar Year beginning on January 1, 2025, and (ii) in the case of the 2025 Annual Net Revenue Milestone, the first Fiscal Quarter of the Calendar Year beginning on January 1, 2026, if Parent has not delivered to the Rights Agent a Milestone Notice pursuant to Section 2.4(a) with respect to the achievement of any of such Annual Net Sales Milestones, no later than the forty-fifth (45th) day following the completion of such Fiscal Quarter, without limiting any of Parent’s obligations hereunder (including with respect to payment of any of the Annual Net Sales Milestones), Parent shall deliver to the Rights Agent (i) written notice indicating that the applicable Annual Net Sales Milestone was not achieved during the applicable Annual Net Sales Milestone Period (a “Milestone Failure Notice”) and an Officer’s Certificate certifying the same and (ii) the Net Sales Statement for such Calendar Year. The Rights Agent will promptly, and in any event within ten (10) Business Days of receipt of a Milestone Failure Notice, send each Holder at its registered address a copy of such Milestone Failure Notice and Net Sales Statement (which statement may be modified or redacted, at the reasonable request of Parent, so as to provide only the total amount of gross amounts invoiced by Parent, any Assignee and each of their respective Affiliates, the total amount of Permitted Deductions).
(h)   Neither Parent nor the Rights Agent will be liable to any person in respect of any Milestone Payment Amount delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.
(i)   Unless otherwise required by applicable Law, Parent and the Rights Agent agree that for all U.S. federal (and applicable state, local and non-U.S.) income Tax purposes, (i) amounts payable pursuant to this Agreement may be treated as deferred contingent purchase price for Company Common Stock; and (ii) if and to the extent such amounts are paid to any Person under this Agreement, a portion of such amounts may be treated as interest pursuant to Section 483 or Section 1274 of the Code.
(j)   Notwithstanding the foregoing or anything herein to the contrary, Milestone Payments payable to Equity Award Holders will be paid, as, if and when (i.e., at the same time) such Milestone Payments are made to the Holders generally, but in no event later than five (5) years following the Effective Date, in compliance with all requirements of Section 409A of the Code, to the extent applicable.
Section 2.5    No Voting, Dividends or Interest; No Equity or Ownership Interest in Parent.
(a)   The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.
(b)   The CVRs will not represent any interest in the capital of, or any equity or ownership interest in, Parent, any constituent company to the Merger or any of their respective Affiliates. The sole right of each Holder to receive property hereunder is the right to receive the Milestone Payment Amount, in accordance with the terms hereof.
Section 2.6    Changes in Parent Common Stock.
(a)   If Parent Common Stock is changed into, or exchanged for, a different number of shares or a different class, by reason of any subdivision, reclassification, reorganization, recapitalization, split, combination, contribution or exchange of shares, or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, any Milestone Stock Payment or the stock portion of any Combined Milestone Cash and Stock Payment shall be correspondingly adjusted to provide the Holders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this sentence shall not be construed to permit Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.
(b)   If, as a result of any reorganization, recapitalization, reclassification, or other similar change in Parent Common Stock, the outstanding Parent Common Stock is exchanged for a different kind, class or series of shares or other securities of Parent, an appropriate adjustment to the kind, class or series of shares or other securities subject to the CVRs and this Agreement shall be made.
Section 2.7    Ability to Abandon CVR.   A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or a Person nominated in writing by Parent (with written notice thereof from Parent to the Rights Agent) without consideration therefor, and such rights will be cancelled, with the Rights Agent being promptly notified in writing by Parent of such Transfer and cancellation. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of this Agreement.
ARTICLE III
THE RIGHTS AGENT1
Section 3.1    Certain Duties and Responsibilities.   The Rights Agent will not have any liability for any actions taken or not taken in connection with this Agreement, except to the extent of its willful misconduct, bad faith or gross negligence. Notwithstanding anything in this Agreement to the contrary, in no event will the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damages and regardless of the form of action.
Section 3.2    Certain Rights of Rights Agent.   Parent hereby appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions hereof and the Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:
(a)   the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it to be genuine and to have been signed or presented by the proper party or parties;
(b)   whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may, in the absence of bad faith, gross negligence or willful misconduct on the part of the Rights Agent, rely upon an Officer’s Certificate delivered to the Rights Agent;
(c)   the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any written opinion of counsel will be full and complete authorization and protection

1
Note to Draft: Subject to review by Rights Agent.

to the Rights Agent and the Rights Agent shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon;
(d)   the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;
(e)   the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;
(f)   Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, unless such loss has been determined by a court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith or willful misconduct;
(g)   Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement in accordance with the fee schedule agreed upon by the Rights Agent and Parent and incorporated herein by reference and (ii) to reimburse the Rights Agent for all Taxes and governmental charges (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and
(h)   The indemnification provided by Parent to the Rights Agent pursuant to this Section 3.2 shall survive the resignation, replacement or removal of the Rights Agent and the termination of this Agreement.
Section 3.3    Resignation and Removal; Appointment of Successor.
(a)   The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least sixty (60) days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed. Parent has the right to remove Rights Agent at any time by a Board Resolution specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed. Notice of such removal will be given by Parent to Rights Agent, which notice will be sent at least sixty (60) days prior to the date so specified.
(b)   If the Rights Agent provides notice of its intent to resign, is removed pursuant to Section 3.3(a) or becomes incapable of acting, Parent, by a Board Resolution, will promptly appoint a qualified successor Rights Agent who, unless otherwise consented to in writing by the Acting Holders, shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.
(c)   Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) days after acceptance of appointment by a successor Rights Agent in accordance with Section 3.4, the successor Rights Agent will cause the notice to be mailed at the expense of Parent.
(d)   The Rights Agent will reasonably cooperate with Parent and any successor Rights Agent in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including the transfer of all relevant data, including the CVR Register, to the successor Rights Agent.
Section 3.4    Acceptance of Appointment by Successor.   Every successor Rights Agent appointed pursuant to Section 3.3(b) hereunder will execute, acknowledge and deliver to Parent and to the predecessor Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, will become vested with all the rights, powers, trusts and duties of the predecessor Rights Agent. On request of Parent or the successor Rights Agent, the predecessor Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers and trusts of the predecessor Rights Agent, but such predecessor Rights Agent shall not be required to make any additional expenditure or assume any additional liability in connection with the foregoing, unless, if requested by Rights Agent, it has been furnished with assurances of repayment or indemnity satisfactory to it.
ARTICLE IV
COVENANTS
Section 4.1    List of Holders.   Parent will furnish or cause to be furnished to the Rights Agent in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company), the names and addresses of the Holders within twenty (20) Business Days of the Effective Time.
Section 4.2    Payment of Milestone Payment Amounts.   If an Annual Net Sales Milestone has been achieved in accordance with this Agreement, Parent will, promptly (but in any event no later than ten (10) Business Days) following the delivery of the applicable Milestone Notice to the Rights Agent, deposit with or transfer to the Rights Agent, for payment or issuance to the Holders in accordance with Section 2.4, the aggregate amount of cash and or shares of Parent Common Stock necessary to pay the Milestone Payment Amount to each Holder (other than cash payments to the Equity Award Holders, in respect of which any Milestone Payment Amounts shall be paid in accordance with Section 2.4(b)). For the avoidance of doubt, the Milestone Payment Amount shall only be paid in respect of each given Annual Net Sales Milestone, if at all, one time under this Agreement, and the maximum aggregate potential amount payable per CVR under this Agreement shall be $0.20.
Section 4.3    Books and Records.   Parent shall, and shall cause its Affiliates to, keep true, complete and accurate records in sufficient detail to enable the Holders and the Independent Accountant to determine the amounts payable hereunder.
Section 4.4    Audits.
(a)   Upon the reasonable written request of the Acting Holders provided to Parent within forty-five (45) days of the delivery of any Net Sales Statement pursuant to Section 2.4(g) of this Agreement (the “Review Request Period”), but no more than once following each respective Annual Net Sales Milestone Period, Parent shall as promptly as reasonably practicable provide the Acting Holders with reasonable documentation to support its calculation of Net Sales, and shall make its financial personnel reasonably available to a designated representative of the Acting Holders to discuss and answer the Acting Holders’ questions regarding such calculations; provided that (x) the Acting Holders enter into customary confidentiality agreements reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.4, (y) such access does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates and (z) such information or access would not reasonably be expected to result in the waiver of any attorney-client privilege or violate any applicable Law (provided that the Parent shall use commercially reasonable efforts to make alternative arrangements with respect to providing such information or access). If the Acting Holders do not agree with Parent’s calculations, the Acting Holders may, no later than twenty (20) Business Days after the Acting Holders request documentation supporting Parent’s calculation, submit a written dispute notice to Parent setting forth the specific disputed items in the Net Sales Statement and a reasonably detailed explanation thereof (such notice, a “Dispute Notice”). If the Acting Holders and Parent fail to agree on the matter under dispute within twenty (20) Business Days after the Acting Holders deliver the Dispute Notice to Parent, Parent shall permit, and shall use commercially reasonable efforts to cause its Affiliates to permit, the Independent Accountant (subject to the Independent Accountant’s entry into a customary confidentiality agreement reasonably satisfactory to Parent with respect to the confidential information of Parent or its Affiliates to be furnished pursuant to this Section 4.4) to have access at reasonable times during normal business hours to such of the books and records of Parent and any of its Affiliates as may be reasonably necessary to verify the accuracy of such Net Sales Statement and the figures underlying the calculations set forth therein, provided that such information or access (i) does not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates or (ii) would not reasonably be expected to result in the waiver of any attorney-client privilege or violate any applicable Law (provided that the Parent shall use commercially reasonable efforts to make alternative arrangements with respect to providing such information or access). The Independent Accountant, acting as an expert and not as an arbitrator, shall be charged to come to a final determination solely with respect to those specific items in the Net Sales Statement that the parties disagree on and submit to it for resolution. All other items in the Net Sales Statement that the parties do not submit, prior to the end of the Review Request Period, to the Independent Accountant for resolution shall be deemed to be agreed by the parties and the Independent Accountant shall not be charged with calculating or validating those agreed upon items. If issues are submitted to the Independent Accountant for resolution, Parent shall, and shall use commercially reasonable efforts to cause its Affiliates, to furnish to the Independent Accountant such access, work papers and other documents and information related to those disputed issues as the Independent Accountant may reasonably request and as are available to Parent. The Independent Accountant shall deliver a written report to Parent setting forth its determinations with respect to the disputed matters, and shall disclose to the Acting Holders whether an Annual Net Sales Milestone was achieved and such additional information directly related to its findings. The Independent Accountant shall provide Parent with a copy of all disclosures made to the Acting Holders. The fees charged by such accounting firm shall be paid by Parent.
(b)   If the Independent Accountant concludes that a Milestone Payment that was properly due was not paid to the Holders, Parent shall pay or transfer, or cause to be paid or transferred, to the Rights Agent (for further distribution to the Holders) or to each Holder the applicable Milestone Payment Amount, plus interest on such Milestone Payment Amount at the “prime rate” as published in the Wall Street Journal or similar reputable data source from time to time calculated from when the Milestone Payment should have been paid (if Parent had given notice of achievement of the Annual Net Sales Milestone pursuant to the terms of this Agreement), as applicable, to the date of actual payment (such amount, including interest, being the “CVR Shortfall”). The CVR Shortfall shall be paid by Parent within thirty (30) calendar days of the date the Independent Accountant’s written report is provided to Parent. Absent manifest error, the decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be non-appealable and shall not be subject to further review. In the event Holders are entitled to Milestone Payment Amounts pursuant to this Section 4.4(b) and such Milestone Payments are made after March 15 of the calendar year immediately following the last day of the applicable Annual Net Sales Milestone Period, the parties hereto intend that such Milestone Payments remain exempt from Section 409A of the Code as “short-term deferrals” pursuant to Treasury Regulation Section 1.409A-1(b)(4) because payment before such March 15 was administratively impracticable and such administrative impracticability was unforeseeable as of the date hereof, as contemplated by Treasury Regulation Section 1.409A-1(b)(4)(ii).
(c)   If, upon the expiration of the applicable Review Request Period, the Acting Holders has not requested a review of the Net Sales Statement, or if the Acting Holders have not delivered a timely Dispute Notice, in each case in accordance with this Section 4.4, the calculations set forth in the Net Sales Statement shall be binding and conclusive upon the Holders.
(d)   Each Person seeking to receive information from Parent in connection with a review pursuant to this Section 4.4 shall enter into, and shall cause its accounting firm to enter into, a reasonable and mutually satisfactory confidentiality agreement with Parent or any Affiliate obligating such party to retain all such information disclosed to such party in confidence pursuant to such confidentiality agreement.
Section 4.5    Parent Stock Issuance.   If Parent elects to pay the applicable Milestone Payment as either a Milestone Stock Payment or a Combined Milestone Cash and Stock Payment, Parent shall use commercially reasonable efforts to cause the shares of Parent Common Stock to be issued in connection with such payment to be listed on Nasdaq, subject to official notice of issuance, prior to the Milestone Payment Date. Parent shall use commercially reasonable efforts to take all actions reasonably required to be taken under state securities Laws in connection with the Milestone Stock Payment or stock portion of the Combined Milestone Cash and Stock Payment.

Section 4.6    Diligent Efforts.   Commencing upon the Closing, subject to Section 6.2, and ending at the termination of the 2025 Annual Net Sales Milestone Period, Parent shall, and shall cause its Affiliates to, (i) use Diligent Efforts to achieve the 2024 Annual Net Sales Milestone and the 2025 Annual Net Sales Milestone, and (ii) not intentionally take any actions for the primary purpose of frustrating the payment of the Milestone Payments.
Section 4.7    Product Transfer.   If, at any time on or prior to the termination of the 2025 Net Sales Milestone Period, Parent or its Affiliates, directly or indirectly, by a sale or swap of assets, merger, reorganization, joint venture, lease, license or any other transaction or arrangement (other than in connection with a Change of Control as defined in clauses (b)-(c) of the definition of “Change of Control”), sells, transfers, conveys or otherwise disposes of (each, a “Product Transfer”) all or substantially all of its respective right, title and interest (including all or substantially all Intellectual Property with respect thereto) in and to the Product to any Qualified Transferee, then Parent shall no longer be liable for any obligations under this Agreement; provided, that (a) such Qualified Transferee assumes and succeeds to the obligations of Parent set forth in this Agreement (by operation of law or otherwise), and (b) prior to or simultaneously with the consummation of such Product Transfer any outstanding payments owed to the Holders hereunder shall have been paid by Parent. Following any Product Transfer to a Person other than a Qualified Transferee, Parent shall remain secondarily liable for any obligations of Parent set forth in this Agreement.
Section 4.8    Net Sales Statements. Within forty-five (45) days after the end of each Fiscal Quarter during the 2024 Annual Net Sales Milestone Period and the 2025 Annual Net Sales Milestone Period, Parent shall compile a Net Sales Statement for each such Fiscal Quarter. Parent shall keep each such Net Sales Statement in its books and records.
ARTICLE V
AMENDMENTS
Section 5.1    Amendments without Consent of Holders.
(a)   Without the consent of any Holders, Parent, when authorized by a Board Resolution, at any time and from time to time, may and the Rights Agent shall, if directed by the Parent, enter into one or more amendments hereto, for any of the following purposes:
(i)   To evidence the succession of another Person to Parent and the assumption by any such successor of the covenants of Parent herein as provided in Section 7.3.
(ii)   to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent and the Rights Agent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect any interests of the Holders;
(iii)   to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect any interests of the Holders;
(iv)   as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder; provided that, in each case, such provisions do not adversely affect any interests of the Holders;
(v)   to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein in accordance with Sections 3.3 and 3.4;
(vi)   as may be necessary to comply with or be exempt from the requirements of Section 409A of the Code;
(vii)   to cancel CVRs in the event that any Holder has abandoned its rights to such CVRs in accordance with Section 2.7;

(viii)   as may be necessary to ensure that Parent complies with applicable Law; provided that in each case, such amendments shall not adversely affect the interests of the Holders; or
(ix)   any other amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, unless such addition, elimination or change is adverse to the interests of the Holders.
(b)   Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent will mail (or cause the Rights Agent to mail, at Parent’s expense) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Section 5.2    Amendments with Consent of Holders.
(a)   Subject to Section 5.1 (which amendments pursuant to Section 5.1 may be made without the consent of the Holders), with the consent of the Acting Holders whether evidenced in writing or taken at a meeting of the Holders, Parent, when authorized by a Board Resolution, and the Rights Agent may enter into one or more amendments hereto for the purpose of adding, eliminating or changing any provisions of this Agreement, even if such addition, elimination or change is materially adverse to the interest of the Holders; provided, however, that no such amendment shall, without the consent of the Acting Holders:
(i)   modify in a manner adverse to the Holders (A) any provision contained herein with respect to the termination of this Agreement or the CVRs, (B) the time for, and amount of, any payment to be made to the Holders pursuant to this Agreement, or (C) the definition of any Annual Net Sales Milestone;
(ii)   reduce the number of CVRs (except as contemplated by Section 5.1(a)(vii)); or
(iii)   modify any provisions of this Section 5.2, except to increase the percentage of Holders from whom consent is required or to provide that certain provisions of this Agreement cannot be modified or waived without the consent of the Holder of each outstanding CVR affected thereby.
(b)   Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will mail (or cause the Rights Agent to mail, at Parent’s expense) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.
Section 5.3    Execution of Amendments.   In executing any amendment permitted by this Article V, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, privileges, covenants or duties under this Agreement or otherwise, including any amendments pursuant to Section 5.1(a)(viii).
Section 5.4    Effect of Amendments.   Upon the execution of any amendment under this Article V, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.
ARTICLE VI
MANAGEMENT DISCRETION; NO FIDUCIARY DUTIES; REMEDIES OF THE HOLDERS
Section 6.1    Management of Consumer Business Unit.   For the avoidance of doubt, subject to and consistent with its obligations set forth in this Agreement, management of the Company shall have full discretion in management of its business and the Product in all respects, including without limitation decisions relating to Taxes, application of US GAAP, selection of auditor, questions of accounting policy decisions/elections, working capital management, risk management, business opportunities, hiring and terminations of employees and consultants, etc.

Section 6.2    No Fiduciary Duties.   Neither the Company’s officers nor its directors owe fiduciary duties of any kind to the Holders of the CVRs. Notwithstanding anything to the contrary in this Agreement, the Holders acknowledge that Parent has a fiduciary obligation to operate its business in the best interests of its stockholders, and any potential obligation to pay the Milestone Payments hereunder will not create any express or implied obligation to operate Parent’s business in any particular manner in order to maximize such Milestone Payments.
Section 6.3    Event of Default.   An “Event of Default” with respect to the CVRs, means any of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Entity):
(a)   default in the payment by Parent pursuant to the terms of this Agreement of all or any part of a Milestone Payment Amount after a period of ten (10) Business Days after such Milestone Payment Amount shall become due and payable; or
(b)   material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder (other than a payment default subject to Section 6.3(a)), and continuance of such default or breach for a period of thirty (30) days after a written notice specifying such default or breach and requiring it to be remedied is given, which written notice states that it is a “notice of default” hereunder and is sent by registered or certified mail to Parent and the Rights Agent by the Acting Holders.
If an Event of Default described above occurs and is continuing (and has not been cured or waived), then, and in each and every such case, the Acting Holders by notice in writing to Parent and to the Rights Agent, may, in their discretion and at their own expense, commence a legal proceeding to protect the rights of the Holders, including to obtain payment for any amounts then due and payable. Notwithstanding anything herein to the contrary, damages directly resulting from and in the event of an Event of Default shall be the sole and exclusive remedy of any and all Holders for any claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement or the CVRs, or the negotiation, execution or performance hereof or thereof or the transactions contemplated hereby, and Parent and its Affiliates shall not be liable for special, punitive, indirect, incidental or consequential loss or damages of any kind whatsoever (including, without limitation, lost profits).
Section 6.4    Limitations on Suits by Holders.   Except for the rights of the Rights Agent set forth herein, the Acting Holders, will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute any action or proceeding with respect to this Agreement, and no individual Holder or other group of Holders, will be entitled to exercise such rights. Notwithstanding any other provision in this Agreement, (a) the right of any Holder of any CVR to receive payment of the amounts that a Milestone Notice indicates are payable in respect of such CVR on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date shall not be impaired or affected without the consent of such Holder and (b) in the event of an insolvency proceeding of the Parent, individual Holders shall be entitled to assert claims in such insolvency proceeding and take related actions in pursuit of such claims with respect to any payment that may be claimed by or on behalf of the Parent or by any creditor of the Parent.
Section 6.5    Control by Acting Holders.   The Acting Holders shall have the right to direct the conduct of any proceeding for any remedy available to the Holders under this Agreement, or exercising any power conferred on the Holders by this Agreement; provided that such direction shall not be otherwise than in accordance with applicable Law and the provisions of this Agreement.
ARTICLE VII
OTHER PROVISIONS OF GENERAL APPLICATION
Section 7.1    Notices to Rights Agent and Parent.   All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, or if by e-mail, on the date of transmittal (provided that the transmission of the email is promptly confirmed by telephone or response email), (b) the second Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) upon confirmed receipt if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
If to the Rights Agent, to it at:
[•]
[•]
Attention:
[•]

Email:
[•]

with copies to:
Spectrum Pharmaceuticals, Inc.
2 Atlantic Avenue, 6th Floor
Boston, MA 02110
Attention:
Thomas J. Riga
Chief Executive Officer and President

Email:
ir@sppirx.com

and
Gibson, Dunn & Crutcher LLP
200 Park Avenue
New York, NY 10166
Attention:
Saee Muzumdar
Branden C. Berns

Email:
SMuzumdar@gibsondunn.com
BBerns@gibsondunn.com

If to Parent, to it at:
Assertio Holdings, Inc.
Attention:
[General Counsel]

Email:
[•]

with a copy to:
Latham & Watkins LLP
330 N Wabash Ave, Suite 2800
Chicago, IL 60613
Attention:
Zachary Judd
Owen Alexander

Email:
Zachary.Judd@lw.com
Owen.Alexander@lw.com

The Rights Agent or Parent may specify a different address or facsimile number by giving notice in accordance with this Section 7.1.
Section 7.2    Notice to Holders.   Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.
Section 7.3    Parent Successors and Assigns.   Parent may assign any or all of its rights, interests and obligations hereunder (a) in its sole discretion and without the consent of any other party (i) to, any controlled

Affiliate of Parent, but only for so long as it remains a controlled Affiliate of Parent, (ii) in connection with a Change of Control, provided that in the case of a Change of Control as defined in clauses (a) and (b) of the definition of “Change of Control”, unless otherwise consented to by the Acting Holders, any applicable Milestone Payment Amount due and payable pursuant to the terms of this Agreement shall be paid solely in cash, or (iii) in accordance with Section 4.7 to a Qualified Transferee in connection with a Product Transfer, or (b) with the prior written consent of the Acting Holders, any other Person; provided, however, that Parent may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement after the Effective Time to any Person, provided that no such assignment shall relieve Parent of its obligations hereunder except as otherwise provided for in this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.3 shall be void and of no effect.
Section 7.4    Benefits of Agreement.   Nothing in this Agreement, express or implied, will give to any Person (other than the Rights Agent and its successors and assigns, Parent, Parent’s successors and Assignees, the Holders and the Holders’ successors and assigns pursuant to a Permitted Transfer) any benefit or any legal or equitable right, remedy or claim under this Agreement or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the foregoing. The rights of Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement and the Merger Agreement. Notwithstanding anything to the contrary contained herein, any Holder or Holder’s successor or assign pursuant to a Permitted Transfer may agree to renounce, in whole or in part, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable.
Section 7.5    Governing Law; Jurisdiction; Waiver of Jury Trial.
(a)   This Agreement, the CVRs and all disputes or controversies arising out of or relating to this Agreement, the CVRs or the transactions contemplated hereby shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without regard to the laws of any other jurisdiction that might be applied because of the conflicts of laws principles of the State of Delaware.
(b)   Each of the parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any party or its Affiliates against any other party or its Affiliates shall be brought and determined in the Court of Chancery of the State of Delaware; provided, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal action or proceeding may be brought in any federal court located in the State of Delaware or any other Delaware state court. Each of the parties hereby irrevocably submits to the jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby, including the Merger. Each of the parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, including the Merger, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the suit, action or proceeding in any such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
(c)   EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE CVRS OR THE

TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT: (i) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION; (ii) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER; (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY; AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.5(C).
Section 7.6    Section 409A.   For the avoidance of doubt, it is intended that the benefits payable under this Agreement satisfy, to the greatest extent possible, the exemption from the application of Section 409A of the Code provided under Treasury Regulation Section 1.409A-1(b)(4) and, to the extent not so exempt, that the benefits payable under this Agreement constitute “transaction-based compensation” that complies with Treasury Regulation Section 1.409A-3(i)(5)(iv)(A), and this Agreement shall be interpreted and construed to the greatest extent possible to be consistent with such intent. Notwithstanding the foregoing, the Parent does not guarantee any particular Tax effect for income provided to the Holders pursuant to this Agreement and is not responsible for any Taxes owed by Holders.
Section 7.7    Severability.   Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.
Section 7.8    Counterparts and Signature.   This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same instrument and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. This Agreement may be executed by facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or .pdf signature, and any signature so delivered shall be deemed to have been duly and validly delivered and be valid and effective, and constitute an original, for all purposes.
Section 7.9    Termination.   This Agreement will be terminated and of no force or effect, the parties hereto will have no liability hereunder (other than with respect to monies due and owing by Parent to Rights Agent) and no payments will be required to be made, upon the earliest to occur of (a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register the full amount of all potential Milestone Payment Amounts required to be paid under the terms of this Agreement, (b) the delivery of a written notice of termination duly executed by Parent and the Acting Holders, (c) expiration of the Review Request Period following the expiration of an Annual Net Sales Milestone Period (provided no written request is received during such Review Request Period pursuant to Section 4.4(a)), (d) if a written request is received during the Review Request Period immediately following the expiration of an Annual Net Sales Milestone Period, the decision of the Independent Accountant (and, if applicable, payment of any CVR Shortfall as determined to be owing by the Independent Accountant) pursuant to Section 4.4(a).
Section 7.10    Entire Agreement.   This Agreement (including the fee schedule referred to in Section 3.2(g)) and the Merger Agreement constitute the entire agreement, and supersede all prior written agreements, arrangements, communications and understandings and all prior and contemporaneous oral agreements, arrangements, communications and understandings among the parties hereto with respect to the subject matter hereof and thereof.
Section 7.11    Legal Holiday.   In the event that a Milestone Payment Date shall not be a Business Day, then, notwithstanding any provision of this Agreement to the contrary, any payment required to be made in respect of the CVRs on such date need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the applicable Milestone Payment Date.

Section 7.12    Force Majeure.   Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunctions of any utilities, communications, or computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.
ASSERTIO HOLDINGS, INC.
By:

Name:
Title:
[RIGHTS AGENT]
By:

Name:
Title:
[Signature Page to Contingent Value Rights Agreement]

Annex C
SVB SECURITIES LLC
PRIVILEGED AND CONFIDENTIAL
April 24, 2023
The Board of Directors
Assertio Holdings, Inc.
100 South Saunders Road, Suite 300
Lake Forest, IL 60045
Ladies and Gentlemen:
You have requested our opinion as to the fairness, from a financial point of view, to Assertio Holdings, Inc., a Delaware corporation (“Assertio”), of the Merger Consideration (as defined below) proposed to be paid by Assertio pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into on April 24, 2023, by and among Assertio, Spade Merger Sub 1, Inc., a Delaware corporation and a wholly owned subsidiary of Assertio (“Merger Sub”), and Spectrum Pharmaceuticals, Inc., a Delaware corporation (“Spectrum”). Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement. The Merger Agreement provides for the merger of Merger Sub with and into Spectrum (the “Merger”), with Spectrum being the surviving corporation of the Merger (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of Spectrum, Assertio, Merger Sub or the holders of any shares of capital stock of Spectrum, Assertio or Merger Sub, among other things, each share of common stock, $0.001 par value per share, of Spectrum (the “Spectrum Common Stock”) issued and outstanding immediately prior to the Effective Time (other than Cancelled Shares and any Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted automatically into the right to receive (A) a number of validly issued, fully paid and non-assessable shares of common stock, par value $0.0001 per share, of Assertio (“Assertio Common Stock”) equal to the Exchange Ratio, subject to the right to receive cash with respect to fractional shares (the “Upfront Consideration”), and (B) one contingent value right per share (a “CVR”) which shall represent the right to receive the Milestone Payments (as defined in the CVR Agreement), at the times and in the form provided for in the CVR Agreement (the Upfront Consideration plus one CVR, collectively, the “Merger Consideration”). The Merger and the other transactions summarized above are collectively referred to herein as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.
We have been engaged by Assertio to act as its financial advisor in connection with the proposed Transaction and we will receive a fee from Assertio for providing such services, a portion of which is payable upon delivery of this opinion and the principal portion of which is contingent upon consummation of the Transaction. In addition, Assertio has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.
SVB Securities LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the past two years, we served as a book-running manager for the Company’s August 2022 Rule 144A convertible senior notes offering and as sole exchange agent and financial advisor to the Company in connection with its February 2023 exchange offer for a portion of its outstanding convertible senior notes. In the ordinary course of business, we and our affiliates may, in the future, provide investment banking services to Assertio, Spectrum or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we or our affiliates have in the past and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of Assertio, Spectrum or their respective affiliates.
Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to Assertio, Spectrum or the proposed Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.
In connection with this opinion, we have reviewed, among other things: (i) a draft, dated April 24, 2023, of the Merger Agreement; (ii) a draft, dated April 24, 2023, of the CVR Agreement; (iii) the Annual Reports on Form 10-K for the fiscal year ended December 31, 2022, as filed by each of Assertio and Spectrum with the Securities and Exchange Commission (the “SEC”); (iv) certain Current Reports on Form 8-K, as filed by each of Assertio and Spectrum with, or furnished by each of Assertio and Spectrum to, the SEC; (v) certain publicly available research analyst reports for each of Assertio and Spectrum; and (vi) certain financial forecasts and other information and data, relating to each of Assertio and Spectrum prepared by management of Assertio and furnished to us by Assertio for purposes of our analysis (the “Forecasts”). We conducted discussions with members of the senior management and representatives of Assertio regarding their assessment of the Forecasts. In addition, we reviewed the historical trading prices and trading activity for the Assertio Common Stock and the Spectrum Common Stock. Furthermore, we reviewed publicly available financial and stock market data regarding companies in the biopharmaceutical industry that we believed to be comparable in certain respects to each of Assertio and Spectrum. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.
We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, with your consent, that the Forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Assertio as to the matters covered thereby. We have relied, at your direction, on the Forecasts for purposes of our analysis and this opinion. We express no view or opinion as to the Forecasts or the assumptions on which they are based. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of Assertio or Spectrum, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of Assertio or Spectrum. Furthermore, at your direction we have ascribed no value to the CVRs issuable pursuant to the CVR Agreement.
We have assumed, with your consent, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last drafts of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, with your consent, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of Assertio or Spectrum, or their respective abilities to pay their obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We also have assumed, with your consent, that the Transaction will have the tax consequences contemplated by the Merger Agreement. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.
We express no view as to, and our opinion does not address, Assertio’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to Assertio or in which Assertio might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to Assertio of the Merger Consideration proposed to be paid by Assertio pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any class of securities, creditors or other constituencies of Assertio, Spectrum or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of Assertio, Spectrum or any other party, or class of such persons in connection with the Transaction, whether relative to the Merger Consideration proposed to be paid by Assertio pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of Assertio or Spectrum as to whether or how such holder should vote with respect to the Transaction or otherwise act with respect to the Transaction or any other matter. We express no opinion as to what the value of the Assertio Common Stock will be when issued pursuant to the Transaction or the prices at which the Assertio Common Stock or the Spectrum Common Stock will trade at any time.
Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of Assertio (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by our Fairness Opinion Review Committee.
Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration proposed to be paid by Assertio pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to Assertio.
Very truly yours,
/s/ SVB Securities
SVB Securities LLC

Annex D
BY ELECTRONIC MAIL
April 24, 2023
Board of Directors
Assertio Holdings. Inc.
100 South Sanders Rd.. Suite 300
Lake Forest. IL 60045
Ladies and Gentlemen:
You have requested our opinion as to the fairness from a financial point of view to Assertio Holdings. Inc., a Delaware corporation (“ASRT’) of the Merger Consideration (as defined below) to be paid by ASRT to the holders of common stock, par value $0.001 per share (other than holders of cancelled shares and any dissenting shares), of Spectrum Pharmaceuticals, Inc., a Delaware corporation (“SPPI”) issued and outstanding immediately prior to the effective time of the Transaction (as defined below) (such shares, “SPPI Shares”) pursuant to that certain Agreement and Plan of Merger, dated as of April 24, 2023 (the “Agreement”), by and among ASRT, SPPI, Spade Merger Sub. Inc. (“Merger Sub”).
Pursuant to the Agreement, at the effective time Merger Sub will merge with and into SPPI, with SPPI being the surviving corporation and a wholly-owned subsidiary of ASRT, and subject to the terms thereof, each SPPI Share, shall be converted automatically into and shall thereafter represent the right to receive (A) 0.1783 shares of common stock, par value $0.0001 per share, of ASRT (the “Upfront Consideration”), and (B) one contingent value right per share (a “CVR”) to be issued by ASRT, which shall represent the right to receive the Milestone Payments (as defined in the CVR Agreement (as such term is defined below)), at the times and in the form provided for in the CVR Agreement (such contingent value rights, the “CVR Consideration” and together with the Upfront Consideration, the “Merger Consideration” and such transaction, the “Transaction”).
H.C. Wainwright & Co.. LLC and its affiliates (collectively. “Wainwright”) are engaged in strategic advisory, underwriting and agency financing, principal investing, sales and trading, research and other financial and non-financial activities and services for various persons and entities. Wainwright and its employees, and funds or other entities they manage or in which they invest or have other economic interests or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of ASRT, SPPI, any of their respective affiliates, third parties and, as applicable, portfolio companies. We expect to receive fees for our services in connection with the Transaction upon the delivery of this opinion, and ASRT has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain underwriting and agency services to SPPI from time to time for which we have received compensation, including having acted as a co-sales agent with respect to SPP1’s at-the-market equity program. Wainwright may also in the future provide financial advisory agency and/or underwriting services to ASRT. SPPI and their respective third parties and affiliates, for which Wainwright may receive compensation in connection with this opinion, we have reviewed, among other things:
•
the Agreement, including the form of Contingent Value Rights Agreement to be entered into by and between ASRT and the Rights Agent appended thereto (the “CVR Agreement”);

•
annual reports to stockholders and Annual Reports on Form 10-K of ASRT for the three fiscal years ended December 31, 2022;

•
annual reports to stockholders and Annual Reports on Form 10-K of SPPI for the three fiscal years ended December 31, 2022;

•
certain interim reports to stockholders and Quarterly Reports on Form 10-Q of ASRT and SPPI;

•
certain other communications from ASRT and SPPI to their respective stockholders;

•
certain publicly available research analyst reports for ASRT and SPPI;

•
certain internal financial analyses and forecasts for ASRT on a standalone basis and certain financial analyses and forecasts for SPPI on a standalone basis (the “Forecasts”) in each case, as prepared by the management of ASRT and approved for our use by ASRT, and certain internal financial analyses and forecasts for SPPI pro-forma for the Transaction, including certain operating synergies projected by the management of ASRT to result from the Transaction (the “Synergies”); and

•
standalone capitalization information for ASRT and SPPI prepared by the management of ASRT and SPPI, respectively, and approved for our use by ASRT.

We have also held discussions with members of the senior management of ASRT regarding the assessment of the potential benefits of the Transaction and the past and current business operations, financial condition and future prospects of ASRT and SPPI; reviewed the reported price and trading activity for ASRT’s common stock and SPPI’s common stock; compared certain financial and stock market information for ASRT and SPPI with similar information for certain other companies the securities of which are publicly traded: and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.
For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In that regard, we have assumed with your consent that the Forecasts, are reasonable and consistent with the best currently available estimates and judgments of the management of ASRT. We express no view or opinion with respect to the Forecasts or the assumptions on which they arc based.
We have not made an independent evaluation, appraisal or regulatory or technical assessment of the assets and liabilities (including any contingent, derivative or other off balance-sheet assets and liabilities) of ASRT. SPPI or any of their respective subsidiaries and we have not been furnished with any such evaluation, appraisal or assessment We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction, if any, will be obtained without any adverse effect on ASRT or SPPI or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition of effect of which would be in any way meaningful to our analysis. Our opinion does not address the underlying business decision of ASRT to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to ASRT; nor does it address any legal, regulatory, tax or accounting matters.
This opinion addresses only the fairness from a financial point of view to ASRT; as of the date hereof, of the Merger Consideration to be paid pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction (including the form or terms of the CVR), any allocation of the amount or form of consideration among the holders of the securities of SPPI, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any class of securities, creditors, or other constituencies of ASRT or SPPI, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of ASRT or SPPI, or any class of such persons in connection with the Transaction, whether relative to the Merger Consideration to be paid pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which any shares of common stock of ASRT or SPPI will trade at any time or, as to the potential effects of volatility in the credit, financial and stock markets on ASRT or SPPI, or the Transaction, or as to the impact of the Transaction on the solvency or viability of ASRT or SPPI or the ability of ASRT or SPPI to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances. developments or events occurring after the date hereof.
We have not been requested to, and did not. (i) initiate or participate in any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction. the securities, assets, businesses or operations of ASRT or any other party, or any alternatives to the Transaction. (ii) negotiate the terms of the Transaction. (iii) advise the Board of Directors of ASRT. ASRT or any other party. with respect to alternatives to the Transaction, or (iv) identify, introduce to the Board of Directors of ASRT. ASRT or any other party, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transaction. At your direction, we have ascribed no value to the CVR Consideration.
The opinion expressed herein is provided for the information and assistance of the Board of Director, of ASRT in connection with its consideration of the Transaction. Such opinion is not intended to be, and does not constitute, a recommendation to the Board of Directors of ASRT, ASRT, any security holder or any other party as to how to act or vote or make any election with respect to any matter relating to the Transaction or otherwise. This opinion has been approved by the Fairness Opinion Committee of Wainwright.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be paid pursuant to the Agreement is fair from a financial point of view to ASRT.
Very truly yours.
/s/ H.C. Wainwright & Co., LLC

Annex E
April 24, 2023
The Board of Directors
Spectrum Pharmaceuticals, Inc.
Pilot House — Lewis Wharf, 2 Atlantic Avenue, 6th Floor
Boston, MA 02110
Members of the Board:
We understand that Assertio Holdings, Inc. (“Assertio”) and Spectrum Pharmaceuticals, Inc. (“Spectrum”) intend to enter into an Agreement and Plan of Merger to be dated as of April 24, 2023 (the “Agreement”) pursuant to which Spade Merger Sub 1, Inc., a wholly owned subsidiary of Assertio (“Merger Sub”), will merge with and into Spectrum (the “Merger”) and Spectrum will become a wholly owned subsidiary of Assertio. Pursuant to the Agreement, each of the issued and outstanding shares of the common stock, par value $0.001 per share, of Spectrum (“Spectrum Common Stock”) will, subject to certain exceptions, be converted into the right to receive (i) 0.1783 shares (the “Exchange Ratio”) of the Common Stock, par value $0.0001 per share, of Assertio (“Assertio Common Stock”) and (ii) one contingent value right (a “CVR”) issued by Assertio (the “CVR Consideration”). The CVR will entitle the holder thereof to receive one or more contingent payments upon achievement of certain milestones, subject to and in accordance with the terms and conditions of the CVR Agreement (as defined in the Agreement). The terms and conditions of the Merger are more fully set forth in the Agreement.
You have asked us to render our opinion as to whether the Exchange Ratio and the CVR Consideration is fair, from a financial point of view, to the stockholders of Spectrum.
In connection with rendering our opinion, we have:
•
Reviewed a draft of the Agreement dated as of April 23, 2023 and a draft of the CVR Agreement dated as of April 23, 2023;

•
Reviewed certain publicly available business and financial information regarding each of Spectrum and Assertio;

•
Reviewed certain non-public business and financial information regarding Spectrum’s and Assertio’s respective businesses and future prospects (including certain financial projections for Spectrum for the years ending December 31, 2023 through December 31, 2031 and for Assertio for the years ending December 31, 2023 through December 31, 2035 (together, the “Spectrum-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared and approved for our use by Spectrum’s senior management (collectively with the Synergy Estimates (as defined below), the “Spectrum-Provided Information”);

•
Reviewed certain non-public business and financial information regarding Assertio’s business and future prospects (including certain financial projections for Assertio on a stand-alone basis for the years ending December 31, 2023 through December 31, 2027 (the “Assertio-Provided Financial Projections” and, together with the Spectrum-Provided Financial Projections, the “Financial Projections”) and certain other estimates and other forward-looking information), all as prepared by Assertio’s senior management and reviewed by, discussed with and approved for our use by Spectrum’s senior management (collectively, the “Assertio-Provided Information”);

•
Reviewed certain estimated operating and financial synergies expected to result from the Merger and estimated costs to achieve the same (collectively, the “Synergy Estimates” or the “Synergies”), all as prepared and approved for our use by Spectrum’s senior management;

•
Discussed with Spectrum’s senior management their strategic and financial rationale for the Merger as well as their views of Spectrum’s and Assertio’s respective businesses, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the biopharmaceutical industry;
•
Discussed with Assertio’s senior management their views of Assertio’s business, operations, historical and projected financial results and future prospects and the commercial, competitive and regulatory dynamics in the biopharmaceutical industry;

•
Performed discounted cash flow analyses based on the Spectrum-Provided Financial Projections;

•
Reviewed the historical prices and trading activity of Spectrum Common Stock and Assertio Common Stock;

•
Reviewed the pro forma financial results, financial condition and capitalization of Assertio giving effect to the Merger; and

•
Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

With respect to the information used in arriving at our opinion:
•
We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Spectrum or Assertio (including, without limitation, the Spectrum-Provided Information and the Assertio-Provided Information) or obtained from public sources, data suppliers and other third parties.

•
We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Spectrum-Provided Information or the Assertio-Provided Financial Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Financial Projections, the Synergy Estimates, any other estimates and any other forward-looking information provided by Spectrum or Assertio or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of Spectrum’s senior management that they are (in the case of the Spectrum-Provided Information) and have assumed that Assertio’s senior management are (in the case of the Assertio-Provided Information) unaware of any facts or circumstances that would make the Spectrum-Provided Information or the Assertio-Provided Information incomplete, inaccurate or misleading.

•
Specifically, with respect to (i) the Spectrum-Provided Financial Projections and the Synergy Estimates utilized in our analyses, (a) we have been advised by Spectrum’s senior management, and we have assumed, that the Spectrum-Provided Financial Projections (including the expected development and commercialization of Spectrum’s and Assertio’s products) and the Synergy Estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Spectrum’s senior management as to the expected future performance of Spectrum and Assertio and the expected amounts and realization of the Synergies and (b) we have assumed that the Spectrum-Provided Financial Projections and the Synergy Estimates have been reviewed by Spectrum’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion (ii) the Assertio-Provided Financial Projections, we have assumed that such financial projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Assertio’s senior management as to the expected future performance of Assertio on a stand-alone basis and (iii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

During the course of our engagement, we were asked by Spectrum’s Board of Directors to solicit indications of interest from various potential strategic acquirors regarding a potential extraordinary corporate transaction with or involving Spectrum, and we have considered the results of such solicitation process in rendering our opinion.
In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Spectrum,

Assertio or any other entity or the solvency or fair value of Spectrum, Assertio or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Spectrum’s senior management and Spectrum’s other professional advisors with respect to such matters. We have assumed that the Merger will qualify, for US federal income tax purposes, as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and the Agreement is a “plan of reorganization” for purposes of Sections 354, 361 and the 368 of the Code and within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). We are not expressing any view or rendering any opinion regarding the tax consequences of the Merger to Spectrum or its securityholders.
In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed forms of the Agreement and the CVR Agreement will not differ from the drafts that we have reviewed, (ii) Assertio, Merger Sub and Spectrum will comply with all terms and provisions of the Agreement and the CVR Agreement and (iii) the representations and warranties of Assertio, Merger Sub and Spectrum contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Merger will be satisfied without any waiver, amendment or modification thereof. We also have assumed that (i) the Merger will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Assertio, Merger Sub, Spectrum or the Merger (including its contemplated benefits) in any way meaningful to our analyses or opinion and (ii) the conditions for the payment of the CVR Consideration will occur as and to the extent contemplated in the Spectrum-Provided Financial Projections and that the full amount of the CVR Consideration will be paid to each stockholder of Spectrum as provided in the Agreement and the CVR Agreement.
In rendering our opinion, we do not express any view or opinion as to (i) the prices at which the shares of Spectrum Common Stock, Assertio Common Stock or other securities or financial instruments of or relating to Spectrum or Assertio may trade or otherwise be transferable at any time, (ii) the potential effects of volatility in the credit, financial or equity markets on Spectrum or Assertio, their respective securities or other financial instruments, the Merger or any related refinancing or (iii) the impact of the Merger on the solvency or viability of Spectrum, Assertio or Merger Sub or the ability of Spectrum, Assertio, or Merger Sub to pay their respective obligations when they come due.
We have acted as a financial advisor to Spectrum in connection with the Merger and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Merger and a portion of which is payable upon the rendering of our opinion. In addition, Spectrum has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.
As previously disclosed, aside from our current engagement by Spectrum, we have not been previously engaged during the past two years by Spectrum, nor have we been previously engaged during the past two years by Assertio, to provide financial advisory or investment banking services for which we received fees. We may seek to provide Assertio and Spectrum and their respective affiliates with financial advisory and investment banking services unrelated to the Merger in the future, for which services we would expect to receive compensation.
We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to: asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to Assertio, Spectrum, other participants in the Merger and their respective affiliates, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Assertio, Spectrum, other participants in the Merger and their respective affiliates. Furthermore, we and our affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in Assertio, Spectrum, other participants in the Merger and their respective affiliates.
Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Assertio, Spectrum, other participants in the Merger and their respective affiliates and the Merger that differ from the views of our investment banking personnel.
Our opinion has been provided to Spectrum’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Exchange Ratio and the CVR Consideration. Our opinion is not intended to be used or relied upon for any other purpose or by any other person or entity and may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any joint proxy statement/prospectus to be distributed to the stockholders of Spectrum in connection with the Merger.
Our opinion and any materials provided in connection therewith do not constitute a recommendation to Spectrum’s Board of Directors with respect to the Merger, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Spectrum Common Stock or Assertio Common Stock as to how to vote or act in connection with the Merger or otherwise. Our opinion does not address Spectrum’s underlying business or financial decision to pursue or effect the Merger, the relative merits of the Merger as compared to any alternative business or financial strategies that might exist for Spectrum, any refinancing related to the Merger or the effects of any other transaction in which Spectrum might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Exchange Ratio and the CVR Consideration to the stockholders of Spectrum to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Merger (including, without limitation, the form or structure of the Merger) or the Agreement or (b) any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Merger (including, without limitation, the CVR Agreement), (ii) the likelihood or probability of the achievement or satisfaction of the net sales thresholds necessary for the CVR Consideration to be paid in accordance with the Agreement and the CVR Agreement or (iii) the fairness, financial or otherwise, of the Merger to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Assertio or Spectrum. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Assertio’s or Spectrum’s directors, officers or employees, or any class of such persons, in connection with the Merger relative to the Exchange Ratio and the CVR Consideration or otherwise.
Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.
Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio and CVR Consideration is fair, from a financial point of view, to the stockholders of Spectrum.
Very truly yours,
/s/ Guggenheim Securities, LLC
GUGGENHEIM SECURITIES, LLC

Annex F
General Corporation Law of the State of Delaware, Section 262
§ 262 Appraisal rights
(a)
Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger, consolidation, or conversion, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger, consolidation or conversion nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository; the words “beneficial owner” mean a person who is the beneficial owner of shares of stock held either in voting trust or by a nominee on behalf of such person; and the word “person” means any individual, corporation, partnership, unincorporated association or other entity.

(b)
Appraisal rights shall be available for the shares of any class or series of stock of a constituent or converting corporation in a merger, consolidation or conversion to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title (other than, in each case and solely with respect to a domesticated corporation, a merger, consolidation or conversion authorized pursuant to and in accordance with the provisions of § 388 of this title):

(1)
Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders, or at the record date fixed to determine the stockholders entitled to consent pursuant to § 228 of this title, to act upon the agreement of merger or consolidation or the resolution providing for conversion (or, in the case of a merger pursuant to § 251(h) of this title, as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)
Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent or converting corporation if the holders thereof are required by the terms of an agreement of merger or consolidation, or by the terms of a resolution providing for conversion, pursuant to § 251, § 252, § 254, § 255, § 256, § 257, § 258, § 263, § 264 or § 266 of this title to accept for such stock anything except:

a.
Shares of stock of the corporation surviving or resulting from such merger or consolidation, or of the converted entity if such entity is a corporation as a result of the conversion, or depository receipts in respect thereof;

b.
Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger, consolidation or conversion will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.
Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.
Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)
In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)   [Repealed.]
(c)
Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation, the sale of all or substantially all of the assets of the corporation or a conversion effected pursuant to § 266 of this title. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)
Appraisal rights shall be perfected as follows:

(1)
If a proposed merger, consolidation or conversion for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations or the converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a non-stock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and, § 114 of this title, if applicable) may be accessed without subscription or cost. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger, consolidation or conversion, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger, consolidation or conversion shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger, consolidation or conversion, the surviving, resulting or converted entity shall notify each stockholder of each constituent or converting corporation who has complied with this subsection and has not voted in favor of or consented to the merger, consolidation or conversion, and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section, of the date that the merger, consolidation or conversion has become effective; or

(2)
If the merger, consolidation or conversion was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent or converting corporation before the effective date of the merger, consolidation or conversion, or the surviving, resulting or converted entity within 10 days after such effective date, shall notify each stockholder of any class or series of stock of such constituent or converting corporation who is entitled to appraisal rights of the approval of the merger, consolidation or conversion and that appraisal rights are available for any or all shares of such class or series of stock of such constituent or converting corporation, and shall include in such notice either a copy of this section (and, if 1 of the constituent corporations or the converting corporation is a non-stock corporation, a copy of § 114 of this title) or information directing the stockholders to a publicly available electronic resource at which this section (and § 114 of this title, if applicable) may be accessed without subscription or cost. Such notice may, and, if given on or after the effective date of the merger, consolidation or conversion, shall, also notify such stockholders of the effective date of the merger, consolidation or conversion. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting entity the appraisal of such holder’s shares; provided that a demand may be delivered to such entity by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs such entity of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger, consolidation or conversion, either (i) each such constituent corporation or the converting corporation shall send a second notice before the effective date of the merger, consolidation or conversion notifying each of the holders of any class or series of stock of such constituent or converting corporation that are entitled to appraisal rights of the effective date of the merger, consolidation or conversion or (ii) the surviving, resulting or converted entity shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection and any beneficial owner who has demanded appraisal under paragraph (d)(3) of this section. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation or entity that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation or the converting corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger, consolidation or conversion, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.
(3)
Notwithstanding subsection (a) of this section (but subject to this paragraph (d)(3)), a beneficial owner may, in such person’s name, demand in writing an appraisal of such beneficial owner’s shares in accordance with either paragraph (d)(1) or (2) of this section, as applicable; provided that (i) such beneficial owner continuously owns such shares through the effective date of the merger, consolidation or conversion and otherwise satisfies the requirements applicable to a stockholder under the first sentence of subsection (a) of this section and (ii) the demand made by such beneficial owner reasonably identifies the holder of record of the shares for which the demand is made, is accompanied by documentary evidence of such beneficial owner’s beneficial ownership of stock and a statement that such documentary evidence is a true and correct copy of what it purports to be, and provides an address at which such beneficial owner consents to receive notices given by the surviving, resulting or converted entity hereunder and to be set forth on the verified list required by subsection (f) of this section.

(e)
Within 120 days after the effective date of the merger, consolidation or conversion, the surviving, resulting or converted entity, or any person who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, consolidation or conversion, any person entitled to appraisal rights who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion. Within 120 days after the effective date of the merger, consolidation or conversion, any person who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the surviving, resulting or converted entity a statement setting forth the aggregate number of shares not voted in favor of the merger, consolidation or conversion (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2) of this title)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners holding or owning such shares (provided that, where a beneficial owner makes a demand pursuant to paragraph (d)(3) of this section, the record holder of such shares shall not be considered a separate stockholder holding such shares for purposes of such aggregate number). Such statement shall be given to the person within 10 days after such person’s request for such a statement is received by the surviving, resulting or converted entity or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later.
(f)
Upon the filing of any such petition by any person other than the surviving, resulting or converted entity, service of a copy thereof shall be made upon such entity, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all persons who have demanded appraisal for their shares and with whom agreements as to the value of their shares have not been reached by such entity. If the petition shall be filed by the surviving, resulting or converted entity, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving, resulting or converted entity and to the persons shown on the list at the addresses therein stated. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving, resulting or converted entity.

(g)
At the hearing on such petition, the Court shall determine the persons who have complied with this section and who have become entitled to appraisal rights. The Court may require the persons who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any person fails to comply with such direction, the Court may dismiss the proceedings as to such person. If immediately before the merger, consolidation or conversion the shares of the class or series of stock of the constituent or converting corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger, consolidation or conversion for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)
After the Court determines the persons entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, consolidation or conversion, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger, consolidation or conversion through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger, consolidation or conversion and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving, resulting or converted entity may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving, resulting or converted entity or by any person entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under this section.
(i)
The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving, resulting or converted entity to the persons entitled thereto. Payment shall be so made to each such person upon such terms and conditions as the Court may order. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving, resulting or converted entity be an entity of this State or of any state.

(j)
The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a person whose name appears on the list filed by the surviving, resulting or converted entity pursuant to subsection (f) of this section who participated in the proceeding and incurred expenses in connection therewith, the Court may order all or a portion of such expenses, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal not dismissed pursuant to subsection (k) of this section or subject to such an award pursuant to a reservation of jurisdiction under subsection (k) of this section.

(k)
From and after the effective date of the merger, consolidation or conversion, no person who has demanded appraisal rights with respect to some or all of such person’s shares as provided in subsection (d) of this section shall be entitled to vote such shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation or conversion); provided, however, that if no petition for an appraisal is filed within the time provided in subsection (e) of this section, or if a person who has made a demand for an appraisal in accordance with this section shall deliver to the surviving, resulting or converted entity a written withdrawal of such person’s demand for an appraisal in respect of some or all of such person’s shares in accordance with subsection (e) of this section, then the right of such person to an appraisal of the shares subject to the withdrawal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just, including without limitation, a reservation of jurisdiction for any application to the Court made under subsection (j) of this section; provided, however that this provision shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the merger, consolidation or conversion within 60 days after the effective date of the merger, consolidation or conversion, as set forth in subsection (e) of this section.

(l)
The shares or other equity interests of the surviving, resulting or converted entity to which the shares of stock subject to appraisal under this section would have otherwise converted but for an appraisal demand made in accordance with this section shall have the status of authorized but not outstanding shares of stock or other equity interests of the surviving, resulting or converted entity, unless and until the person that has demanded appraisal is no longer entitled to appraisal pursuant to this section.